Exhibit 99.1

Dr. Reddy’s Laboratories Ltd.

8-2-337, Road No. 3, Banjara Hills,

Hyderabad - 500 034, Telangana,

India.

CIN : L85195TG1984PLC004507

Tel       : +91 40 4900 2900

Fax      : +91 40 4900 2999

Email  : mail@drreddys.com

www.drreddys.com

July 2, 2024

National Stock Exchange of India Ltd. (Scrip Code: DRREDDY-EQ)

BSE Limited (Scrip Code: 500124)

New York Stock Exchange Inc. (Stock Code: RDY)

NSE IFSC Ltd. (Stock Code: DRREDDY)

Dear Sir/ Madam,

Sub: Notice of 40th Annual General Meeting (AGM) and Integrated Annual Report 2023-24

Pursuant to the provisions of the Companies Act 2013, rules framed thereunder and the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015, as amended from time to time, we send herewith Notice of the 40th AGM of the Company and the Integrated Annual Report 2023-24.

The following documents are available on the Company’s website:

1) Notice of 40th Annual General Meeting Click Here

2) Integrated Annual Report 2023-24 Click Here

The 40th AGM of the members of the Company is scheduled to be held on Monday, July 29, 2024, through Video conference/ Other Audio-Visual Means (OAVM).

40th AGM information at a glance for ready reference:

Time and date of AGM	11:00 a.m. IST, Monday, July 29, 2024
Cut-off date for e-voting	Monday, July 22, 2024
E-voting start time and date	9.00 a.m. IST, Thursday, July 25, 2024
E-voting end time and date	5.00 p.m. IST, Sunday, July 28, 2024
E-voting website of NSDL	https://www.evoting.nsdl.com/

This is for your information and records.

Thanking you.

Yours faithfully,

For Dr. Reddy’s Laboratories Limited

K Randhir Singh

Company Secretary, Compliance Officer and Head-CSR

Dr.Reddy's







45 YEARS OF SERVING PATIENTS

Dr. Reddy's Laboratories Limited

Integrated Annual Report 2023-24

Good Health Can't Wait.

Contents

Corporate Overview
01 40 Years of Serving Patients
02 Our 40-Year Journey
06 Who We Are
08 Message from Chairman and Co-Chairman & MD
10 Our Global Presence
12 Key Performance Indicators
14 Highlights of the Year
14 In Pictures
16 Awards and Recognitions
18 Board of Directors
20 Management Council

Strategy and Sustainability
22 About Our Reporting Approach
24 Our Strategy Pillars
28 Our Value Creation Model
30 Our ESG Goals
32 Access, Affordability and Innovation for Patients
36 Helping our People Realise Their Full Potential
40 Empowering the Communities Around Us
44 Commitment to Environmental Stewardship
50 Enhancing Trust with our Stakeholders
60 Stakeholder Engagement and Materiality Assessment
64 Risk Management

Statutory Reports
66 Management Discussion and Analysis
80 Five years at a Glance and Key Financial Ratios
82 Board's Report and Annexures
108 Business Responsibility and Sustainability Report
156 Corporate Governance Report
194 Additional Shareholders' Information

Financial Statements
211 Standalone Financial Statements (Ind AS)
306 Consolidated Financial Statements (Ind AS)
419 Extract of IFRS Consolidated Financial Statements

Annexures
422 Independent Assurance Statement
439 GRI Index
444 Glossary
446 Notice of 40th Annual General Meeting



06-07 Who We Are



30-59 Our ESG Progress



66-79 Management Discussion and Analysis

Click on any section title to go directly to that part of the document.



40 YEARS OF SERVING PATIENTS

For four decades, we have stood for advancing healthcare through access, affordability and innovation. Our work has been guided by our core tenets of deep science, progressive people practices and robust governance. **'Good Health Can't Wait'** has become a movement and call to action for all of us, and good health encompasses people, planet and patients. We are grateful for the trust our patients and stakeholders have had in us throughout our journey.

As the pharmaceutical industry evolves, we will continue to work on strengthening our core further and building the future of healthcare as we aim to touch the lives of over 1.5 billion patients by 2030.

Our second Integrated Report combines our Annual Report and our Sustainability Report to present a holistic view of our Company and how we create value for patients and other stakeholders.

Our 40-Year Journey

1984

Dr. Anji Reddy established Dr. Reddy's Laboratories Ltd.



1985

Our first API factory in Bollaram, Hyderabad, commenced operation



1986

- We went public and were listed on the Bombay Stock Exchange
- We launched certain APIs for the first time in India
- In the 1980s, we were among the earliest Indian pharma companies to export APIs to USA at scale

1991

Our first mega-brand Omez (Omeprazole) was launched in India, and went on to become our first ₹ 1 bn brand and a leader in Indian pharma

1992

We expanded our operations internationally by opening a branch in Russia



1993

We were among the earliest in Indian pharma to initiate new drug discovery through the Dr. Reddy's Research Foundation

1996

Dr. Anji Reddy founded the Dr. Reddy's Foundation (DRF) to give back to society. Today, our Company's CSR activities include work in health, education, livelihood and environmental sustainability

1997

We were the first Indian pharma company to out-license a novel drug to an innovator



2001



- We became the first pharma company in Asia outside Japan to list on the New York Stock Exchange
- We became the first Indian pharma company to obtain 180-day marketing exclusivity from the USFDA (for Fluoxetine capsules 40 mg)
- We pioneered the concept of 'Self-Managed Teams' in Indian pharma to provide skilling and livelihood opportunities to youths around our plant sites

2002



Aurigene Discovery Technologies Ltd (today, Aurigene Oncology Ltd), our subsidiary in Bengaluru, was incorporated for new drug discovery

2003

- We released our first Safety, Health, Environment (SHE) report. In 2004, we were also among the earliest to initiate annual voluntary sustainability disclosures
- Led the way in building a Zero Liquid Discharge (ZLD) plant based on membrane technology in Miryalaguda to treat and recycle all effluents in-house



2006

- We crossed US$ 1 bn in revenue
- We became the first Indian pharma company to launch Authorized Generics (AG) in the U.S. (finasteride 5mg, generic equivalent of Merck's Proscar tabs; and simvastatin in various strengths, generic equivalent of Merck's Zocor tabs)


USD
1 BILLION

2007

We launched the monoclonal antibody biosimilar of rituximab in India (Reditux)


#1
Darbepoetin alfa Injection
Cresp
Dr.Reddy's
40 mcg

2010

- We launched the world's then first and India's only generic of darbepoetin alfa (Cresp) in India
- We adopted 6 sustainability goals for the next decade


Member of
Dow Jones
Sustainability Indices
Powered by the S&P Global CSA

2016

We were listed on the Dow Jones Sustainability Index 2016 for Emerging Markets for the first time

2019

We became the first foreign generics company to receive approval to supply an existing product (Olanzapine) to China's public hospitals under the QCE system

2020

We became the first pharma company in India and third in Asia to join the Science-Based targets initiative (SBTi)


SCIENCE
BASED
TARGETS
DRIVING AMBITIOUS CORPORATE CLIMATE ACTION



2021

Our Company played its part along with the rest of the pharma industry in the fight against COVID-19

We combined our in-house efforts with an open-innovation model of partnerships to make available a portfolio that included a vaccine, and therapeutics for mild, moderate and severe COVID-19

Our focus on agility, access and affordability helped us reach over 5 mn patients during the pandemic, especially in low and middle income countries

2022

- Our biggest manufacturing facility in Hyderabad was recognised by the World Economic Forum as part of its Global Lighthouse Network for leadership in the use of Industry 4.0 technologies
- Dr. Reddy's Foundation received a National Award from the President of India for Empowerment of Persons with Disabilities
- We refreshed our ESG goals to make them bold, measurable, accountable and central to business strategy
- We were named by the prestigious Science Magazine as among the Top 20 employers globally in pharma/biotech
- We launched Lenalidomide Capsules in the U.S. with two of six strengths eligible for first-to-file, 180-day exclusivity

2023

- We became the first Indian pharma company to debut on the Dow Jones Sustainability World Index
- We launched Nerivio® in India for migraine management, marking our foray into digital therapeutics
- We entered into strategic collaborations for novel molecules - with the U.S.-based Coya Therapeutics for a novel combination biologic for ALS; with China-based Junshi Biosciences for Toripalimab; and with Jiangsu Hengrui for Pyrotinib
- We were included in the Bloomberg Gender-Equality Index for the 6th year in a row


Junshi Biosciences, Dr. Reddy's partner to develop and market toripalimab
Dr Reddy's sole pharma co on DJ Sustainability World Index
MIGRAINE MANAGEMENT
Drug-free
No risk of overuse
Clinically proven
Non-invasive device
USFDA-approved

2024

- We diversified our offerings to patients - women's healthcare in the U.S., consumer healthcare and our first-ever biosimilar in the UK, and vaccines in India
- We entered into an agreement with Nestlé India to form a joint venture to introduce health science nutraceutical products to consumers across India and other agreed territories


Nestlé India and Dr. Reddy's form JV to bring nutraceutical brands to consumers across India
Dr Reddy's acquires MenoLabs portfolio
histallay
Dr Reddy's to exclusively distribute Sanofi's vaccine portfolio in India

Who We Are



Our Purpose

We accelerate access to affordable and innovative medicines because Good Health Can't Wait

Our Promises

- Bringing **expensive medicines within reach**
- Addressing **unmet patient needs**
- Helping patients **manage disease better**
- Working with partners to **help them succeed**
- Enabling and helping our partners ensure that our **medicines are available where needed**

Our Principles

Empathy
We understand the needs of our patients and partners better than others

Dynamism
We solve challenges that only a few can, and do this with agility



Our Values

In pursuit of our purpose of providing affordable and innovative medicines for healthier lives, we will create an environment of innovation and learning while continually reaching for higher levels of excellence

Integrity and Transparency
We will uphold the highest standards of integrity and transparency in all our transactions

Safety
We are committed to providing safe working environments through continuous improvement of our infrastructure, work practices and behaviours

Quality
We are dedicated to designing quality into our products and processes to delight our stakeholders

Productivity
We strive to achieve more with less through a culture of innovation, continuous improvement and a substantial focus on elimination of waste

Respect for the Individual
We are committed to creating a work environment that encourages diverse perspectives and upholds the dignity of work and of individuals

Collaboration and Teamwork
We will leverage expertise and resources from across our global network to create greater value for our stakeholders

Sustainability
We will create value for our stakeholders in a manner that respects our natural environment and serves the best interests of the communities in which we live and work

Our Leadership Behaviours

Aspirational Growth Mindset
We target industry-leading growth through innovation, cost leadership and taking risks

Speed and Rigour in Execution
We act with agility; we are disciplined and rigorous in execution

People Leadership
We inspire people to reach their full potential through work and continuous learning

Innovation
We drive patient and customer-focussed innovation in all areas using cutting-edge science, technology and tools

Results Driven
We take responsibility for outcomes and own end results for our patients

Excellence Focus
We excel by combining deep professional expertise and disciplined execution

Message from Chairman and Co-Chairman & MD



Dear Shareholders,

FY2024 was an exciting and eventful year. We grew our core, invested in our future, and continued to serve our stakeholders. We also observed 40 years of our company's journey. Through this second edition of our integrated report, we bring you a brief overview of our journey, important highlights of the year, and the work we do for patients, people and planet.

40 Years of Creating Value

In February 2024, we marked our 40th year of serving patients, with a legacy of access, affordability, innovation, and sustainability. Our company was founded in 1984 to enable patients to access life-saving medicines, and to use science and innovation to open new avenues to meet unmet medical needs. **This pioneering spirit and quest for excellence drove us to achieve significant industry-firsts such as investment in drug discovery in the 1990s, expansion into international markets and first-to-market launches in several countries, the first 180-day exclusivity granted to Indian pharma by the USFDA, listing on the NYSE, and adoption of voluntary disclosures and science-based commitments in sustainability.** Giving back to society was instilled into the ethos of the company from its early days.

We also learnt several lessons along the way from a myriad of challenges – from acquisitions that did not work well, to a period of Quality compliance issues, and several geo-political crises.

We are grateful that through all the thick and thin, we had constant support and trust from our patients, the medical fraternity, shareholders and investors, customers, partners, and all other stakeholders. Our people are our pride, and nothing gives us more joy than to see our people realise their full potential in the company, and to see several of our alumni lead the industry forward.

There is still a long way to go. No company can afford to rest on its past laurels. The pharma landscape continues to evolve constantly and remains extremely competitive. Our approach is to ensure that we continue to do the basics well in our core businesses of API, generics, branded generics, biosimilars and OTC. On the other hand, as demographics, disease patterns, business models evolve, it is important to anticipate healthcare trends of the future. We have started investing in areas that we think could be future growth drivers – novel molecules (NCEs, NBEs, CAR-T), digital therapeutics (wearables, apps), and consumer healthcare (nutrition and OTC wellness). These are relatively new and long-gestation areas requiring companies to think and do things differently through strong partnerships, investment in newer capabilities, and an appetite for risk. In FY2024, we made good progress in some of these areas.

Highlights of FY2024

Overall, we delivered strong financial results in FY2024. We had double digit revenue growth at 14%, reported EBITDA margin for the year at 29.7%, and ROCE of over 35%. Our growth and profitability were driven by our performance in the U.S.

Strategic collaborations played an important role in helping us introduce the latest generation of treatments to patients in India, both in our current core business as well as future growth drivers. We signed a partnership with Sanofi in India to take their well-established and trusted vaccines portfolio to more people all over India. With combined sales of over ₹ 426 crore (as per IQVIA MAT February 2024), the vaccine portfolio also propels us to the second position among vaccine players in India. Our collaboration with Bayer in India, to market their second brand of the molecule Vericiguat, helps us make this new class of drugs in heart failure management available to patients in India, in and beyond metros in tier-I and tier-II towns. It also bolsters our heart failure management portfolio as we look to strengthen our play in the chronic segment. Our collaboration with Pharmazz Inc. enables us to market the first-in-class molecule Centhaquine in India, a potential add-on drug in the management of hypovolemic shock.

We continue to advance our work in the identified future growth spaces of access to novel molecules, digital therapeutics, and consumer healthcare. Our regulatory work in India on Toripalimab, for which we partnered with Junshi Biosciences, has moved forward. We have taken early steps in the area of digital therapeutics, with the launch of the drug-free migraine management device Nerivio®, and a digital integrated care plan to manage Irritable Bowel Syndrome (IBS). Consumer healthcare is a fast-growing segment. In recent years, we have acquired several well-known brands in the U.S. in Nicotine Replacement Therapy (NRT), pain-relief, and women's health. In India, we have a portfolio of OTC products in the hydration, cough-cold-allergy, and skin care categories. The recent announcement of a joint venture with Nestlé India to bring the well-known global range of nutritional health solutions as well as vitamin, minerals, herbals and supplements of Nestlé Health Science (NHSc) to India, is another significant move to strengthen our nutrition and OTC business in India. In Emerging Markets, we have a long-established and sizeable OTC business with market-leading products in the allergy, pain relief, gastro-intestinal and women's health categories. We also entered the UK consumer health market with the launch of the OTC allergy medication Histallay this year. A few days ago, we announced the acquisition of the global consumer healthcare brand Nicotinell and its various market-leading brand names in over 30 countries outside of the U.S. We see this acquisition as an ideal anchor platform to grow our consumer healthcare business.

Through all of the above, our aim is to meet unmet needs of patients and to enhance standard of care wherever possible. We also continue our efforts to be viewed as the partner of choice for our commercial strengths and footprint, our governance, ESG and progressive practices, and our discipline.

While our people put in every effort to ensure we meet our business targets and ESG goals, there are always challenges along the way. Our record financial performance in the last two years has been led by a blockbuster product in the U.S. We are working hard to ensure that our current investments and diversified business model approach help us maintain sustained growth in the upcoming years. As part of the usual course of business, we faced several regulatory inspections at our manufacturing sites in FY2024. Our all-time readiness approach stood us in good stead but we continue our state of constant vigilance in Quality compliance. Our dossier for our proposed rituximab biosimilar candidate received a Complete Response Letter from the USFDA. We will continue to work closely with the USFDA to address and resolve all concerns within stipulated timelines in order to make this biosimilar rituximab available to patients in the U.S. as soon as possible. Similarly, the bold and ambitious nature of our ESG goals means that it is challenging to succeed equally in every goal every year.

However, our commitment remains undeterred. **By the end of FY2024, we had served over 700 million patients and continue our endeavour to reach over 1.5 billion patients globally by 2030.** Our progress was recognised in our ascent to the Dow Jones Sustainability World Index, improved position in the S&P Global Sustainability Yearbook, and Gold Medal status by EcoVadis. In FY2024, we also launched Womb to the World, an initiative within our India business for working mothers from the pre-natal care stage to support in various ways until their children attain 18 years of age, thereby enabling more women to stay in the workforce and succeed in their careers. In partnership with Dr. Reddy's Foundation, we upgraded several primary healthcare centres in Srikakulam. We also completed a pond rejuvenation community project in Baddi, and funded a rare disease research centre at the Dr. Reddy's Institute of Life Sciences.

Over 40 years, our company has evolved from an API player to formulations, finished drugs, biosimilars, and newer healthcare segments. **Amidst the evolution, what has remained unchanged is our endeavour to keep access, affordability, innovation at the heart of everything we do.** And we continue to be guided by our core tenets of deep science, progressive people practices, and robust governance.

Once again, deep gratitude to all those who have supported and contributed to our journey of 40 years. It is an important milestone, but as our founder Dr. Anji Reddy often remarked, we would like to build an organisation that will last 500 years.

K Satish Reddy
Chairman

G V Prasad
Co-Chairman and Managing Director

Our Global Presence

A global snapshot of our capabilities – through our presence in research, sales and manufacturing around the world, products in 76 countries, and employees representing 53 nationalities, we are able to process, manufacture and take products to patients globally.


Sales and Other Offices
Research and Development Centres
Manufacturing Facilities
Headquarters

76 Countries

53 Nationalities (Workforce)

US$ 3.35 bn Revenue

29.7% EBITDA

26,000+ Employees Globally

241 Dossiers Filed, including

17 ANDAs + 2 NDAs

Cumulative ANDAs: 325

As of March 31, 2024, 86 filings are pending approval (81 ANDAs and 5 NDAs). Of these, 50 are Para IVs and we believe 24 have 'First-to-File' status.

133 DMFs Filed, including

11 DMFs in the U.S.

Cumulative global DMFs: 1,537 including 251 in the U.S.

Note: The map is not to scale and is an artistic representation.
All information as of FY2024

181 Launches

20 NAG

42 Europe

106 Emerging Markets

13 India

Key Performance Indicators

Key Financial Performance Indicators

Year	Revenue (₹ Mn)	Gross Profit (₹ Mn)	EBITDA (₹ Mn)
FY2024	279,164	163,607	83,013
FY2023	245,879	139,343	73,081
FY2022	214,391	113,840	51,400
FY2021	189,722	103,077	47,386
FY2020	174,600	94,009	46,432

Year	PBT (₹ Mn)	PAT (₹ Mn)	Net Worth (₹ Mn)
FY2024	71,870	55,684	280,550
FY2023	60,367	45,067	230,991
FY2022	32,298	23,568	190,527
FY2021	26,413	17,238	173,062
FY2020	18,032	19,498	154,988

Year	ROCE (%)	EPS (₹)	Net Debt to Equity Ratio*
FY2024	35.5	334.0	(0.23)
FY2023	34.6	270.9	(0.21)
FY2022	19.6	141.7	(0.08)
FY2021	17.8	103.6	(0.04)
FY2020	12.2	117.4	(0.03)

*Net debt/equity computation excludes lease liabilities, FY2021 onwards.

Key Non-Financial Performance Indicators

Indicator	FY2024	FY2023
Dossiers Filed Including ANDAs (Nos.)	241	195
Drug Master File (DMF) (Nos.)	133	134
Patients Reached (Mn)	~704	~689
Beneficiaries under CSR activities (Nos.)	~497,000	~330,000
Carbon Neutrality (%)	48	30
Renewable Power (%)	56	42
Gender Diversity (%)	21	18
Board Independence (%)	82	78

Highlights of the Year - in Pictures


Remembering the scientist, entrepreneur and philanthropist
Dr. Kallam Anji Reddy
10 August, 1941 - 15 March, 2013




Dr. Reddy's
1st Successful Attendance to CIIE






Our Condition Management platform
dailybloom
IBS
Your Journey to a Happier, Healthier Gut
India's first-ever digital integrated care plan for managing Irritable Bowel Syndrome is now live!
Good Health Can't Wait.






for a better tomorrow

1) Second annual Dr. Anji Reddy Memorial Lecture delivered by Nobel Laureate Prof. Jack W. Szostak

2) Our strategic collaboration with Alvotech for AVT03 (denosumab)

3) Our China team's debut at the sixth China International Import Expo (CIIE)

4) Our Community Health Intervention Programme (CHIP) in Laveru, Andhra Pradesh

5) Our Brazil team, on the launch of Lenangio® (Lenalidomide)

6) Launch of our Condition Management programme 'DailyBloom™ IBS', India's first-ever digital integrated care plan to manage Irritable Bowel Syndrome (IBS)

7) Launch of our Digital Performance Marketing programme, 'Performance X', in collaboration with Indian School of Business (ISB)

8) Our CRDMO arm, Aurigene Pharmaceutical Services, opened a new biologics manufacturing facility in Genome Valley, Hyderabad

9) Team India ran a Breast Cancer Awareness Month campaign

Highlights of the Year - Awards and Recognitions

Received **Gold Medal status from EcoVadis in 2023**

Recognised as one of the Top 20 Employers among pharma/ biotech globally for the second year in a row in 2023

First Indian pharma company to be included in the **Dow Jones Sustainability World Index 2023**

Included in S&P Global's Sustainability Yearbook 2024 in the Top 10% category

Awarded Excellence in Rural Health Initiative at the - **2023 Economic Times India Pharmaworld Awards**

First Indian Pharma to receive "A-" in Climate Change & Water Security by CDP

Best Patient Support Programme at the - **2023 Silver Feather Awards**

Great Place to Work Certification 2023 – in Colombia, Brazil, China, Malaysia, Thailand, India, Myanmar

Technology Strategy Impact Award 2023 for **Asia Pacific (APAP) by Forrester**

Named by **Financial Times (London) and Statista - as Asia-Pacific Climate Leader 2024** for the second year in a row

Recognised as 'Company of the Year - Americas' at the **Global Generics & Biosimilars Awards 2023**

Recognised in the 'Leadership' category at the - **2023 Institutional Investor Advisory Services (IiAS) Governance Award**

Recognised as Top Employer in Russia in **HeadHunter's Best Employer Ranking for 2023**

CSR Excellence Award 2023 by the **Institute of Company Secretaries of India (ICSI)**

Golden Peacock Award 2023 in the pharmaceutical sector - For Excellence in Corporate Governance and for Corporate Social Responsibility

Recognised at the **India Risk Management Award 2024** as Masters of Risk - Healthcare and Pharma

Board of Directors



K Satish Reddy
Chairman
SRC SCSRC BAC



G V Prasad
Co-Chairman and Managing Director
SRC SCSRC BAC



Penny Wan
Independent Director
RMC STOC



Arun M Kumar
Independent Director
AC NGCC



Kalpana Morparia
Independent Director
NGCC SRC SCSRC AC



Leo Puri
Independent Director
NGCC STOC



Dr. Claudio Albrecht
Independent Director
STOC RMC



Dr. Alpna Seth
Independent Director
STOC RMC



Shikha Sharma
Independent Director
RMC AC



Dr. K P Krishnan
Independent Director
SCSRC AC NGCC



Sanjiv Mehta
Independent Director
NGCC SCSRC STOC

Our Board Committees

- Audit Committee (AC)
- Stakeholders Relationship Committee (SRC)
- Nomination, Governance and Compensation Committee (NGCC)
- Sustainability and CSR Committee (SCSRC)
- Risk Management Committee (RMC)
- Science, Technology and Operations Committee (STOC)
- Banking and Authorisation Committee (BAC)
- Chairperson

Management Council



K Satish Reddy
Chairman



G V Prasad
Co-Chairman and Managing Director



Archana Bhaskar
Chief Human Resource Officer



Deepak Sapra
Chief Executive Officer, API and Services



M V Narasimham
Deputy Chief Financial Officer



M V Ramana
Chief Executive Officer, Branded Markets (India and Emerging Markets)



Phanimitra B
Chief Digital and Information Officer



Sanjay Sharma
Global Head of Manufacturing



Erez Israeli
Chief Executive Officer



Parag Agarwal
Chief Financial Officer



Dr. Jayanth Sridhar
Global Head of Biologics



Krishna Venkatesh
Global Head of Quality & Pharmacovigilance



Milan Kalawadia
Chief Executive Officer, North America



Patrick Aghanian
Chief Executive Officer, Europe Generics



Sushrut Kulkarni
Global Head – Integrated Product Development Organisation



About Our Reporting Approach

The Integrated Report for FY2024 provides a comprehensive progress update of our performance against financial, operational and sustainability metrics.

Reporting Period and Boundary

The Report encompasses our global businesses including research & development, manufacturing, supply chain and marketing. It includes Statutory Reports and Audited Financial Statements. The report does not cover environmental and social performance parameters for our joint ventures. The information pertains to the financial period from April 1, 2023, to March 31, 2024, unless specified otherwise.

Along with the Integrated Report, we have published two additional documents to provide more details on ESG. These are:

- ESG supplementary data book: It contains an additional set of relevant and material ESG information
- ESG reporting criteria book: It provides the definition and computation methodology for key performance indicators related to sustainability

For more details on our ESG performance please refer to the above said documents.

Reporting standards and frameworks

- International Integrated Reporting **(<IR>)** framework by the International Integrated Reporting Council (now part of IFRS Foundation)
- Global Reporting Initiative **(GRI)** Universal Standards 2021
- Securities and Exchange Board of India **(SEBI)** Circulars which outlines the format for the Business Responsibility and Sustainability Report **(BRSR Core & Comprehensive)**
- National Guidelines on Responsible Business Conduct, 2019 **(NGRBC)** of the Ministry of Corporate Affairs, Government of India
- United Nations Sustainable Development Goals **(UN SDGs)**
- Ten Principles of the UN Global Compact **(UNGC)**

Assurance Approach

We adopt a combined assurance model to assess and assure various aspects and indicators of financial, operational and sustainability related information in the report. The appointment of assurance agencies has been approved by the Board. The annual financial statements have been audited by the independent Statutory Auditors, M/s S R Batliboi & Associates LLP. Non-financial information on sustainability performance has been independently assured by DNV Business Assurance India Private Limited ('DNV'), an independent audit and assurance firm. BRSR core indicators are assured at reasonable level and non-financial disclosures on sustainability performance is assured at limited level in accordance with the assurance standard AA1000 AS and assurance process based on the DNV methodology VeriSustain™.

Responsibility Statement

This Integrated Annual Report has been reviewed and approved, for publication, by the Management of the Company.

Feedback

Please share your feedback: *shares@drreddys.com*



Our Strategy Pillars

Our purpose of "Good Health Can't Wait" guides each endeavour, and our principles of empathy and dynamism enable us to succeed in a competitive landscape. Our three strategic pillars keep patient needs at the centre.

The three Strategic Pillars are


Leadership in Chosen Spaces
Operational Excellence and Continuous Improvement
Patient-Centric Product Innovation
SUSTAINABILITY

Leadership in Chosen Spaces

We are driven by our purpose of accelerating access to affordable and innovative medicines because Good Health Can't Wait. We strive to increase product launches which are first to market, develop complex and differentiated products, enhance access to innovative products and deepen our market presence through new 'go to market' channels.

These actions enable us to gain and maintain leadership position in several therapies and products categories in the markets in which we operate.

Our products and services are spread across Active Pharmaceutical Ingredients (API), prescription generics, biosimilars and over-the-counter pharmaceutical products. Our major therapeutic focus areas are gastrointestinal, cardiovascular, diabetology, oncology, pain management and dermatology. We offer value proposition for our customers through cost leadership, backward integration, reliable customer service and robust compliance track record.

Our Chosen Spaces - Our Core Business

Global Generics

Through our branded and unbranded drug products, we aim to offer affordable alternatives to highly-priced innovator brands, both directly and through partnerships. Our major markets are USA, India, Russia & CIS countries, China, Brazil, South Africa, and Europe.

Branded Generics

We seek to have a portfolio of credible brands, first-to-market products and deliver differentiated products to doctors and patients. Many of our brands hold significant market shares in the molecule and therapy areas where they are present.

Unbranded Generics

We aim to ensure that our development capabilities remain robust, enabling us to deliver products that are first-to-market, cost competitive, challenging to manufacture, and technologically advanced.

Biosimilars

Our endeavour is to improve access to biosimilar products globally through a combination of collaborations and clinical research. Having launched multiple biosimilar products in India and other emerging markets, we have also taken this business into highly regulated markets.

Pharmaceutical Services and Active Ingredients ("PSAI")

The PSAI segment is comprised of the API business and the pharmaceutical services business.

API Business

We strive to bring complex products and enable launches ahead of others at competitive prices.

Pharmaceutical Services Business

We offer niche capabilities and technology platforms at competitive cost structures to innovator and biotechnology companies.

We are also investing in the following areas to drive future growth:

Access to Novel Molecules

We are collaborating with multiple innovator companies to bring their innovative products to India and other emerging markets which will increase access of these products. We are investing in building capabilities for CAR-T in India with support of our licensing partners. Our wholly-owned subsidiary, Aurigene Oncology Limited (AOL), is engaged in discovery and early clinical development of novel, best-in-class therapies to treat cancer and inflammatory diseases.

Consumer Health

We are expanding our consumer health portfolio to serve a greater number of patients directly. While Russia, certain CIS countries and India already have an established consumer health business, we are now strengthening our presence in markets such as US and the UK. Additionally, we are establishing our presence in the direct business channel through e-commerce for select markets.

Digital Health Solutions

Digital healthcare spans a wide spectrum of solutions, including digital therapeutic products offering drug-free treatment and disease management platforms that enable patients to better manage their condition. We have launched a digital therapeutics product Nerivio, for migraine management and a digital platform DailyBloom, for IBS condition management. We believe this is an evolving space that will help to address unmet patient needs in the coming years.

In FY2024, we were the 8th largest generic company in US by sales. Our market rank as per IQVIA, was 11th in India and 15th in Russia for this period. We have also increased our market share in multiple products and gained rank in a few therapies across markets.

Operational Excellence and Continuous Improvement

Our aim is to significantly reduce non-value-added work, minimise breakdowns, incidents, elevate skills to optimise productivity and asset utilisation. This will enable error-free operations, accelerate product launches, improve cost competitiveness, and enhance responsiveness to customer needs – all the while optimising resource utilisation. This approach will lead to efficiency, innovation, and sustained growth.

Digital Operations

Over the last 3 years, the OpsNext program, known as the Digital Lighthouse, has implemented over 30 Industry 4.0 initiatives that have been powered by advanced analytics, digital twins, robotic process automation, augmented/virtual/mixed reality, digital performance management, and the industrial internet of things (IIoT). The culmination of these efforts has resulted in the recognition of the FTO 3 plant as a Digital Lighthouse by the World Economic Forum, making it a part of the prestigious Global Lighthouse Network. This year, we expanded the programme across the entire OSD (Oral Sold Dosages) network by incorporating 23 Industry 4.0 use cases. We introduced Smart Investigator for expedited investigations and employed Golden Tunnel to proactively ensure product robustness. In FY2024, we migrated our Enterprise Resource System, 'SAP' workload to the cloud, leading to higher system availability, accelerated delivery of high-quality digital products and better customer service.

Patient-centric Product Innovation

We strive to bring innovative products to address the unmet needs of our patients. We do this by developing differentiated products and launching generic versions of innovative products ahead of others. We are investing in new technologies and capabilities such as CAR-T. We have a healthy pipeline of products spread across small molecules and biosimilars.

We continuously seek to add value through incremental innovation in our existing products, keeping the need of patients in mind. We are applying Machine Learning and AI to run large number of experiments for higher speed and lower cost to development.

We continually cultivate partnerships, engage with academic experts and research agencies to stay abreast of evolving science and regulatory requirements. We have extended our academic collaborations to encompass a broader spectrum of areas, including Data Science models, AI models, and data utilised for analytic models.



Our Value Creation Model

Our business model enables us to create long-term sustainable value for our stakeholders in multiple ways – through enabling access, increasing affordability and bringing innovation for patients, helping employees realise their potential, providing returns to our shareholders, reducing our impact on the environment, and contributing positively to our communities.

Inputs

- **₹ 280.6 bn** net worth
- **₹ 112.9 bn** operating working capital
- **₹ 64.6 bn** net cash
- **23** manufacturing facilities globally
- **₹ 15.2 bn** CAPEX incurred
- **3,335** R&D scientists
- **8** R&D facilities
- **₹ 22.9 bn** R&D spend (8.2% of sales)
- **26,343** number of employees
- **6,281** employees hired
- **₹ 392 mn** spent on training and development
- **₹ 0.6 mn** median remuneration of employees
- **₹ 573.7 mn** in CSR spend
- **9** new CSR projects initiated
- Associated with **8** trade and industry chambers/associations
- **4,873,328 GJ** energy consumed
- **2,047,865 KL** water withdrawal
- **₹ 183 mn** investment in renewable energy
- **₹ 248 mn** investment in environmental technologies

Value Creation Through...

...four business models, each driven by key tenets

1 Commercialising high-quality generic version of the innovator drugs

Generics | Branded Generics | Biosimilars

2 Providing complex, high quality, affordable APIs and custom products and services to Generic and Innovator companies

API | API+ | Aurigene Pharmaceutical Services Ltd.

3 Bringing innovative (sourced externally or developed in-house) products to branded markets

Novel Assets: NCE/NBEs & DTX | **Consumer Innovation:** OTC, Wellness & Nutrition

4 Developing novel small molecules in immuno-oncology

Aurigene Oncology Ltd.

Output

- **₹ 279.2 bn** total revenue (14% growth)
- **₹ 83 bn** EBITDA (13% growth)
- **35.5%** ROCE
- **17% CAGR** - total shareholder's return over last 5 years
- **181** new products launched
- **133** new DMFs filed globally
- **241** dossiers including ANDAs filed
- **86** filings in US pending for approval
- **4.1%** increase of women in leadership
- **3.8%** reduction in employee turnover
- **32.3%** open positions filled by internal candidates
- **92%** employees trained for skill upgradation
- **LTIFR** reduced from **0.28** to **0.14**
- **147** differently-abled employees in the workforce
- **78%** employee satisfaction score
- **20.6%** gender diversity
- **~497,000** lives impacted through CSR
- **44.8 mn KL** water saved through agri-water saving techniques
- Responsible public policy advocacy
- **47,969 MTCO$_2$e** of direct emissions reduction
- **7%** reduction in water intensity per revenue with respect to FY2023
- **48%** carbon neutrality achieved
- **56%** renewable power share
- **102,582 KL** harvested rainwater consumed
- **48%** water reused/recycled

Outcome

- Maximising shareholder value
- Sustained long-term cash flow
- Strong balance sheet enabling investment for future growth

- Robust manufacturing capabilities
- 704 mn estimated patients reached
- No Class-I recalls

- Innovative product R&D process
- 33% First to market launches
- Meeting the unmet needs of the patients
- Affordable and accessible medicines

- Inclusive and motivated workforce
- Diversity at the workplace (gender, ethnicity, and differently abled)

- Primary healthcare services for communities
- Improved quality of education for underprivileged children
- Core employability skills for youth
- Supporting livelihoods of small and marginal farmers

- Reduced carbon footprint
- Water positive operations
- Reduced operational cost
- Improved efficiency in energy, water use

SDGs



Our ESG Goals

Our ESG goals are embedded in business strategy. We have taken goals in our endeavour to create significant positive impact on planet and people. While we have made significant progress on several of these goals, a few are proving to be challenging, however, we continue to put our best efforts forward.

Our Sustainability Goals



Making Our Products Accessible and Affordable for Patients

Access
- Serve 1.5 bn patients by 2030

Affordability
- 25% of our new-launches to be first-to-market by 2027

Innovation
- 3 innovative solutions to improve the standard of treatment every year from 2027



Contributing to a Fairer and More Socially Inclusive World

Diversity, Equity and Inclusion
- At least 35% women in senior leadership by 2030
- Gender parity by 2035
- Include 3% persons with disabilities (PwDs) in our workforce by 2030
- 100% living wages for our on- premise extended workforce by 2025



Being Committed to Environmental Stewardship

Reducing Carbon Emissions
- 100% renewable power by 2030
- Carbon neutrality in our direct operations (Scope 1 & Scope 2) by 2030
- 12.5% reduction in indirect carbon emissions across our supply chain (Scope 3 emissions) by 2030

Water Positivity
- Be water positive by 2025



Enhancing Trust with Our Stakeholders

Corporate Governance

Meet the highest standards on compliance and ethics backed by robust corporate governance

ESG Disclosures

Progressively enhance disclosure on our ESG progress to reach top quartile by 2025

Strategic Suppliers

100% strategic suppliers to be compliant with our chosen ESG framework by 2030



Access, Affordability and Innovation for Patients

The core purpose of our work is to accelerate access to affordable and innovative medicines for patients. We leverage science and the latest healthcare advances to improve the standard of care and contribute to positive health outcomes. Being first to market allows us to offer medicines at affordable costs while maintaining the highest quality, safety, and efficacy. Innovation in products help us to address the unmet need of patients and enhance standard of care. We continuously seek opportunities to expand our product offerings and reach more patients. Some of the initiatives in FY2024 includes expanding our vaccine portfolio in India through collaboration with Sanofi and increasing our product filings in Brazil, China and other markets.

Patient-Focussed Goals

By 2030, serve
1.5 Bn Patients

In FY2024, we reached an estimated 704 mn patients

By 2027,
25% new launches to be **First-to-Market**

In FY2024, 33% of new launches were first-to-market globally

From 2027,
Launching 3 Innovative Solutions
improving the standard of treatment every year

In FY2024, we launched a drug-free migraine device, Nerivio, in India. We also signed deals for 5 innovative products and rolled out DailyBloom™ IBS, a condition management platform, in India.

● Goal ● Progress



Oncology

Cancer is the second leading cause of death worldwide with an estimated 10 mn lives lost to it every year. During the year, we had 31 new launches of oncology products in various markets. Our offerings include access to standard-of-care cancer medicines, strategic collaborations to increase access to innovative oncology products, and cancer companion navigation digital tool, Alivius, that supports patients and caregivers.



Diabetes

There are over 529 mn people living with diabetes worldwide. In line with our commitment to addressing the diabetes disease burden, we launched ReadyKARE in India in 2023. It is a unique, therapy-forward initiative under which physical camps are held to enable prompt detection of diabetes-related complications. This includes Nephropathy, Neuropathy, Retinopathy, and Cardiac complications at point of care, with instant reporting capabilities. This will enable timely interventions, leading to improved care and clinical outcomes for patients in India.

Strategic Collaborations Enables Us to Expand Access and Affordability to Innovations

We have entered into several strategic collaborations that enables us to expand our portfolio and increase the reach to patients across markets. Key collaborations during the year include:

- Our **partnership with Sanofi** in India allows us to distribute their well-established and trusted **vaccines portfolio** across the country. With combined sales exceeding ₹ 426 cr (as per IQVIA MAT Feb 2024), this partnership propels us to the second position among vaccine players in India
- We signed an **agreement with Junshi Biosciences** to bring their novel oncology molecule **Toripalimab** to India and select emerging markets. Recently, the Subject Expert Committee has recommended to grant us permission to import and market Toripalimab in India along with a waiver of phase III clinical trial. We anticipate receiving approvals in the following months
- In a novel approach to create a leading nutraceuticals company in India, we have **joined hands with global FMCG giant Nestlé** India to form a joint venture company to bring **innovative nutraceuticals** to consumers in India and agreed territories
- We have entered into a **partnership with Bill and Melinda Gates Foundation (BMGF)** to manufacture and supply **DMPA-SC (Subcutaneous depot medroxyprogesterone acetate)**, a long-acting self-administered contraceptive injection, which would empower women by giving them greater choice over their sexual and reproductive health. This is in line with our commitment to enhancing the accessibility and affordability of medicines for vulnerable populations and aligns with UN Sustainable Development Goals (SDGs) of 2030

Piloting Ventures for Holistic Patient Care

The pharmaceutical landscape, disease patterns, and patient demographics are evolving. As we plan the businesses of the future, we are taking early steps in areas such as condition management and self-care. Some of the initiatives in FY2024 include:

- **DailyBloom™ IBS:** A mobile application, aiming to help patients in India in better management of IBS condition

  Premama®: A portfolio of high-quality dietary supplements to support the entire motherhood journey, part of our self-care OTC space in the US
- **MenoLabs®:** We acquired a leading women's health and dietary supplement branded portfolio in the US that provide relief from the symptoms of menopause.

UK OTC: We entered consumer health market with the launch of allergy medication **Histallay** (Fexofenadine Hydrochloride 120 mg tablets)

We look forward to learning from these pilots, and feedback from patients.

Nerivio

Nerivio is our first digital therapeutics product launched in India that offers drug-free treatment of migraine. As we look at scaling the reach of the product in India and taking it to other geographies, the initial feedback from doctors and patients has been quite positive.

Doctor Testimonial

"**Innovations** like Nerivio are pushing the boundaries of medical progress, promising a more patient-centric approach to migraine management. The future of migraine treatment appears brighter than ever."

Patient Testimonial

"Nerivio made the difference. From 18 pills a day to a medicine-free migraine management."

Boosting Capability of the Healthcare Ecosystem

Dr. Reddy's Foundation for Health Education (DRFHE) is a catalyst for positive change in the healthcare landscape. The primary focus areas of DRFHE includes fostering enhanced patient care, promoting preventive healthcare measures, and supporting broader societal welfare initiatives. Currently, DRFHE's efforts are concentrated across three key areas: training, awareness, and nutrition, with a commitment to expanding its programmes to further fortify the healthcare delivery system and bridge existing gaps.

43,000+

healthcare stakeholders* impacted in FY2024

*(*Senior consultants, postgraduates, front office staff, nurses, and pharmacists, equipping them with tools for world-class patient interaction and care)*

Patient Assistance Programmes

We provided access to oncology therapy to underprivileged cancer patients through our financial assistance programme, Sparsh. Since 2022, Vega Club educates IBD patients through healthcare professionals on nutrition, exercise, and stress management for symptom management. It has reached over 5,000 patients nationwide and won the Best Patient Support Programme at the Silver Feather Awards. In India, we offer M-Free, a comprehensive support system for patients on Nerivio®, including onboarding to dedicated customer support, streamlining patient journeys. In South Africa, our Nerivio® patient and healthcare practitioner support programme is called the Mi-Free. It aims to aid the patient's journey with Nerivio® through education, device procurement, regular follow-ups and customer care assistance.

Rural Access Programmes

Through Vistara and Vistara Plus rural access programmes, Dr. Reddy's reaches villages with acute and chronic therapies, providing rural patients with increased access to quality healthcare. The We Care team in India supports patients with diagnosis, disease awareness, and digital health access through monthly camps. Since January 2023, it has screened 700,000 patients.

Through UDAY (Unite against diabetes & hypertension by raising awareness in community) programmes, Dr. Reddy's has promoted awareness among 15,000 UDAY clinics. Through UDAY health camps, we have supported screening of over 230,000 patients for diabetes and hypertension.



Helping our People Realise Their Full Potential

We believe in creating a diverse, equal, inclusive, and collaborative organisational environment that inspires our people to realise their full potential and create value for all stakeholders.

People-Focussed Goals

By 2035,
Gender Parity
across the organisation

There was an increase in women diversity by 2.6% in India, taking our diversity to 20.6% globally

By 2030, at least
35% Women
in senior leadership positions

Leadership team now has a 20.1% representation of women, up from 16% in the previous year

By 2030, include
3% of Persons with Disabilities (PwDs)
in our workforce

In FY2024, we increased the representation of Persons with Disabilities to 0.34% of our entire workforce

By 2025,
Ensure Living Wages
for the extended workforce on our premises

We completed our living wage benchmark study through Wage Indicator at a targeted pilot location – Duvvada, Visakhapatnam, and determined the living wage gap for the extended workforce at the site.

● Goal ● Progress

Occupational Health and Safety

We have established robust occupational health and safety management systems, independently verified, and aligned with our policies and procedures. Our Safety Committee, comprising equal worker and management representation is aimed to improve safety through collaboration and reviews. We train our employees and contractors with a focus on hazard awareness and prevention. Through these trainings, we also aim to achieve 'Goal Zero' for incidents, injuries and environmental damage.

Our 16
Global Manufacturing Facilities

— Are ISO 45001 certified


NATIONAL SAFETY MONTH

Gender Diversity

During the year, we have increased the representation of women by 15%. We are actively recruiting cohorts of young women from economically disadvantaged backgrounds and supporting their pursuit of higher education through our flagship SMT programme. We are breaking gender stereotypes by assembling all-women teams in non-traditional roles such as manufacturing and sales.

To foster a more inclusive workplace culture, we have collaborated with external expert organisations to conduct various awareness and sensitisation sessions. These sessions cover topics such as Men as Allies, inclusive language usage, and respecting personal boundaries. We have also facilitated group coaching sessions specifically tailored for women, organised knowledge-sharing initiatives for women in STEM fields, and established ally network groups. These efforts are being implemented across multiple units within our organisation to promote diversity and inclusion.

Women In Leadership

We have increased to 20% women in leadership roles through conscious efforts in hiring and grooming. During the year, we had active participation from women in New Horizons Leadership Programme (NHLP), our signature leadership programme designed for managerial development.

Inclusion

We are committed to fostering a safe, inclusive, and empowering work environment for all colleagues. Our initiatives include refining hiring practices, ensuring accessible infrastructure, implementing flexible working models, and empowering differently-abled colleagues through our employee resource group, ABLE (Advancing Barrier-free Living for Everyone). We are working to enable maximum accessibility for our differently abled employees. Some of the initiatives during the year include:

- Infrastructure and digital accessibility audits for our buildings
- Organised Diversity, Equity and Inclusion (DEI) & Persons with Disabilities (PwD) sensitisation workshops for over 700 employees
- Conducted LGBTQ+ inclusion training for HR, 'Men as Allies' initiative, and workshops for sales managers to promote inclusivity
- Employee support programme with Fürstenberg Institute in Europe

We are a signatory to the United Nations Women Empowerment Principles. See our Diversity, Equity, and Inclusion report on our website

Diversity, Equity, and Inclusion (DEI) Roadmap

Key Levers to Achieve Our DEI Goals

- Ensuring accountability for achieving DEI goals and fostering an Inclusive culture
- Recruitment to attract diverse and inclusive best-in-class talent
- Supporting career advancement and development for underrepresented groups
- Developing supporting policies and practices for equity and inclusion in everyday work
- Integrating communication, awareness, and sensitisation, and promoting inclusive ways of working
- Collaborating with external experts and partners to promote diversity and equity
- Developing research-based introduction of industry leading best practices

Creating a Safe Environment for Women Colleagues

Leadership Development for Women: "Chrysalis Programme"

Chrysalis equips women for senior roles through rigorous twelve-month training, workshops, projects, and mentorship by senior leaders. With a diverse peer group, participants undergo a transformative journey of learning and leadership development, enhancing their potential within the organisation.

18 Women
Trained for leadership roles

25 Women
Leaders began their developmental journey

Supporting Women Returning to Work: "Reboot Career Programme"

Our Reboot Career Programme aids women returning after breaks, offering counselling, mentorship, childcare support, and flexible work arrangements. Tailored upskilling and buddy support ensure a smooth transition back to fulfilling careers, empowering professionals to thrive.

Empowering Working Mothers: "WOW – Womb to the World Initiative"

WOW supports working mothers from pre-natal to early childcare and beyond. Providing emotional, nutritional support and childcare facilities, along with parenting workshops and career counselling for children, WOW fosters a supportive environment for working parents, investing in their well-being and success.

Employee Engagement

We engage our employees through structured and regular communications covering business environment updates, company affairs, and people-related matters. Through global employee surveys and AI-powered tools like Amber and Guru, we provide opportunities to our people to give constructive feedback. We provide opportunities of skill enhancement through various learning programmes, role rotation and recognise the outstanding contributions made by our employees. Our ASPIRE framework cultivates leadership behaviours crucial for organisational success, emphasising aspirational growth mindset, swift and rigorous execution, effective people leadership, innovation, results orientation, and excellence focus.

Learning and Development

During the year, we placed emphasis on capability building initiatives and personalised learning journeys aimed at equipping our talent with the requisite skills to effectively navigate forthcoming business challenges and thrive in evolving landscapes.

1,700 Employees
Received certification through the Digital Ninja program on data, design and technology

100+ Employees
Participated in Brand Idea and High Impact Messaging workshops

To read more about our capability building programmes, please refer to our ESG supplementary data book FY2024.

Performance Management

We are committed to providing all employees with equitable opportunities for development, advancement, and promotion based solely on merit and devoid of bias. Our performance management framework is both retrospective and forward-thinking, allowing managers to identify individuals with positive trajectories and make informed decisions accordingly. We conduct bi-annual performance reviews for all employees, ensuring a comprehensive evaluation process. Our Performance Enablement System platform facilitates alignment between our organisational mission, goals, and objectives, and those of our employees, enabling us to achieve shared objectives. All employees actively participate in the performance appraisal process, engaging in goal setting and receiving performance feedback.

Read more about our people initiatives in our ESG supplementary data book



Empowering the Communities Around Us

Our community engagement programmes through Corporate Social Responsibility (CSR) are primarily focussed in the fields of education, community healthcare, skill-based training, youth employment opportunities, livelihood skilling for the differently abled, and environmental training for farmers. These programmes are developed with a vision to generate long-term value for the communities and foster an inclusive growth culture within the society.

Highlights of FY2024

Community Health

Our community health endeavours are directed towards bolstering access to quality healthcare in under-served regions, particularly focussing on distressed areas. We provide essential healthcare amenities and educational resources, aiming to empower individuals with the knowledge to make informed healthcare choices. Through our targeted initiatives, we strive to foster a culture of proactive health management and preventive care, thereby facilitating positive societal change and cultivating healthier lifestyles within our community.

280,000+

people provided with primary healthcare services

95% Improvement

in health seeking behaviour and health knowledge among high-risk pregnant women

Education

We have implemented diverse education initiatives, including Kallam Anji Reddy Vidyalaya (KARV), vocational training, Sashakt scholarship for women in STEM, and school improvement programmes, reaching marginalised students and promoting holistic development.

55,000+

marginalised students were benefitted

111

women students were given scholarship benefits

Youth Empowerment and Inclusion

Through our Youth Empowerment and Inclusion initiatives, we equip low-income youths with skills vital for employment. Our healthcare skilling programme offers quality training, enabling them to secure positions in corporate hospitals or private clinics. Additionally, our PwD Skilling initiative focusses on integrating people with disabilities into the workforce by providing essential employability skills training, catering to 11 types of disabilities. With a robust job matchmaking process, we ensure inclusivity and empowerment for all individuals.

Empowering Farmers through Agriculture Initiatives

Through our agriculture initiatives, such as MITRA and Farmer Field School with Dr. Reddy's Foundation, and Naandi Foundation, we empower lead farmers and small tribal farmers. MITRA fosters modern agricultural practices and market connections for farmers, while our Farmer Field School trains tribal farmers in sustainable coffee and agroforestry methods. These initiatives promote peer-to-peer learning and enhance agricultural sustainability for rural communities.

136,000+ Farmers

supported through MITRA/ACE intervention

6,000

farmers across **198** villages were trained on adoption of sustainable coffee and agroforestry farming practices.

We aim to enhance farmer income while reducing greenhouse gas (GHG) emissions and water footprints through implementing climate-smart and regenerative agriculture practices under the Action for Climate & Environment (ACE) programme.

67,040 tCO_2 Carbon Equivalent

reduced through regenerative agriculture practices

44.8 Mn Kilolitres Water

was saved through agricultural water saving techniques

During FY2024, additional impact through CSR programmes was created by our CSR implementing agency, Dr. Reddy's Foundation. CSR programmes, like Sashakt, Youth, PwD and Healthcare Skilling, and Action for Climate and Environment, were scaled up to amplify larger impact through support of partnerships and grants from other corporates, which resulted in additional beneficiaries of about 29% (Total – Out of 89 thousand beneficiaries, through grants from Company – 63 thousand, through grants from other partners – 26 thousand).

Primary Healthcare Services (PHCs)

We are working to improve the quality of primary healthcare services in selected primary health care centres. The PHCs are being upgraded in partnership with the District Administration and District Medical & Health Office, with an objective to provide a fully functional facility with basic and modern medical amenities to the local communities. The project thus focusses on strengthening the existing health machinery and takes a unique approach of making the healthcare facility approachable not only in terms of the services but also in terms of the quality of infrastructure, encouraging people to visit the PHCs, and thereby creating demand. This effort has resulted in easy access and availability of affordable healthcare services within the community



"**We** live in a tribal area where home births are customary. However, after Dr. Greeshma explained the care and safety provided at the Primary Health Centre (PHC) during childbirth, I decided to deliver my baby there. The PHC was very clean, with new chairs and beds, resembling a private hospital. The nurses were compassionate and ensured a comfortable childbirth experience. My child and I received very good care and all necessary treatments and medicines free of charge. I now encourage pregnant women in my neighbourhood to consider the PHC for their deliveries."

- R. Bhagya
(Meliaputti, Andhra Pradesh)

"**Working** as a daily wage labourer, I can't have food on time and thus have severe gastric problems. Working under sun for long hours with gastric pain was agonising. Medicines were very expensive and I was not able to provide enough money to my family.

But now at (upgraded) PHC, I receive doctor consultations and all medicines without paying any money. I'm taking medicines regularly and trying to follow healthy diet suggested by the doctor."

- B. Ramu
(Sarabujili, Andhra Pradesh)





Our Partnership with Ahimsa Trust: Transforming Healthcare Through Plant-Based Nutrition Education

- The project follows an 'educate – empower – engage' approach to create a skilled medical community that can implement evidence-based nutrition intervention in healthcare and engages in efforts to transform food environments and systems needed to mitigate the largest global health crisis of our era – chronic disease, climate change and pandemic risk
- Through this programme, various engagement and learning events were organised, such as webinars, journal clubs, and discussion forums, featuring renowned doctors in the global nutrition field to educate medical professionals on plant-based nutrition



Testimonial from Youth Skilling

"I worked at a local company and when my company decided to close the contract, I had no money as I couldn't save anything from my small salary. To go to Bangalore and find a stable job, I didn't know how to apply and pass the interview. My father is a farmer, so I had to find a good job to support myself and my family.

While I was searching for jobs online, I saw a post about GROW. I visited the centre and received good counselling about my skill gaps, and potential companies after training. I learned soft skills and interview skills and cleared interviews at One Point One Solutions. The skills I learned in training are very valuable at work and I also was rewarded with 'The Best Employee Award' recently."

- Naveen Kumara
(Aspirant, Youth Skilling)

> **When** my company decided to close the contract, I had no money as I couldn't save anything from my small salary. To go to Bangalore and find a stable job, I didn't know how to apply and pass interview.

Testimonial from Sashakt

"I'm pursuing an M.Sc. in Chemistry at IISc. Studying here has always been a dream. The atoms, molecules, interaction between them and complexities intrigue me.

The faculty provides a great mentorship, and I am excited to start my research in Organic Electronics soon. I'm from a small village in Uttar Pradesh and Sashakt Scholarship helped me realise my dream of pursuing a career in Chemistry.

Science exists in everything around us, and it is ever-evolving. There is always something new to discover in it. My goal is to contribute to the discovery, that can help society, even in the smallest possible way."

- Bhawna Chaudhary
(Sashakt Scholar 2019-2022)

> **My** goal is to contribute to the discovery, that can help the society, even in the smallest possible way.





Testimonial on Agroforestry

"**People** go to work in a factory nearby. We don't find labourers for sowing or harvesting. When I paid more money to get labourers, I couldn't save any money for my children.

I started cultivating coconut because it requires little maintenance. The first yield takes 5 to 6 years, so I started working as a farm labourer. I used to earn about ₹ 9,000. I struggled to run a household and maintain a coconut farm with the income I earned.

After attending community meetings of (Dr.) Reddy's Foundation, I started Agroforestry. I planted fruit trees alongside the coconut trees. I'm earning an extra ₹ 3,000 a month by selling fruits."

- Mandala Ramakrishna
(Srikakulam, A. P.)

> **I** find great joy in paying my children's school fees, on time, now.



Commitment to Environmental Stewardship

We recognise the challenges of reducing the environmental footprint generated by our operations. While the growth in business results in higher resource consumption, we are consistently working to reduce our environmental impact and achieve carbon neutrality in our operations.

Environment-Focussed Goals

By 2030, transition to
100% Renewable Power
In FY2024, 56% of our power was through renewable sources

By 2030,
Carbon Neutrality
in our operations (Scope 1 and 2)
In FY2024, we achieved 48% carbon neutrality

By 2025, be a
Water Positive
company
This year, we continued to be a water positive company, after achieving our target in FY2023

By 2030,
12.5% Reduction in Indirect Carbon Emissions
We reduced our Scope 3 emissions by 3% in FY2024 with respect to FY2021

● Goal ● Progress

Transitioning to Renewable Power

Our strategy to achieve 100% renewable power by 2030 includes maximising the capacity utilisation factor (CUF) of renewable power supplies by developing new wind & solar hybrid projects through joint venture partners for long-term supply, and switching from fossil fuels to biomass in boilers and co-generation plants and securing long-term supplies through various measures. We are developing alternate biomass fuel sources like rice husk and sawdust briquette, ensuring strategic forward contracts with biomass fuel suppliers to address supply chain issues, and adapting to the latest green technologies. We will continue to invest in solar, hydel, and wind power projects and accelerate our journey of green transition by substantially increasing the share of renewable energy at all our facilities. We are driving energy management, conservation, and efficiency projects to enable us to achieve our energy goals.

Total Renewable Capacity Additions until FY2024 includes:

6 MW
rooftop solar capacity

59 MW
third-party PPAs (solar and hydel)

7.7 MW
Cogen plant utilising biomass fuel

15 MW
captive solar power plants through JVC

138 Mn kWh
ISTS (Inter-State Transmission System) power supply contract for sourcing under captive mode (22.6 MW solar and 40.5 MW wind) through JVC

Renewable Energy Programmes

- PPA's – Power purchase agreement
- Rooftop solar
- ISTS – Interstate transmission power supply
- Intrastate renewable power supply through JVC (Joint venture company)
- Cogeneration power plant with biomass fuel
- IREC's - Renewable energy certificates


60%
FY2025
80%
FY2027
100%
FY2030

Progress Towards Carbon Neutrality

Our Key Levers for Decarbonisation Include:

Energy Conservation
Reducing use of energy wherever possible

Energy Performance
Increasing energy efficiency

Energy Transition
Shifting to low-carbon fuels as well as usage of biomass in place of fossil fuels

From the above three levers, we have implemented 96 ideas to save 14 mn kWh and 11,737 steam tonnes which reduced around 11,500 tonnes of CO_2 emissions in FY2024. This is further supported by the lever of improving energy mix, that is generating and purchasing power through renewable sources. We may use carbon offsetting at later stages for neutralising our residual emissions.

Carbon Neutrality Roadmap


50%
FY2025
70%
FY2027
100%
FY2030

In FY2024, we retained an A- rating in our CDP Climate Response 2023 which is in the Leadership band, indicating we are implementing current best practices.

For more details on SBTi commitment, visit page (Target dashboard – Science Based Targets)
Read more about our initiatives in our ESG supplementary data book.

Working on Emissions in the Value Chain (Scope 3)

74% of our carbon footprint emerges out of the external value chain.
12 out of the 15 Scope 3 emission categories defined by the Greenhouse Gas Protocol are applicable for our operations. Based on the GHG Scope 3 methodology guidance, Categories 1 and 10 – purchased goods and services, and processing of sold products are the largest contributors to our overall Scope 3 emissions. We are working on multiple levers including enhanced engagement with strategic suppliers, developing sustainable procurement strategy, and a preference for local suppliers and materials wherever feasible.

As part of our efforts to reduce Scope 3 carbon footprint, we are increasingly transitioning from air to sea transport, improving packaging to optimise shipments, and increasing renewable power as well as biofuels.

We engaged with high value spend suppliers to understand supplier specific performance related to emissions and water, and are expanding our coverage further. We have shifted our Scope 3 accounting model from overall spend based to supplier-specific spend based method, which has also contributed to a reduction in our Scope 3 emissions.


20%
45%
10%
14%
11%

- Cat 1 - Purchased goods and services
- Cat 4 - Upstream transportation and distribution
- Cat 10 - Processing of sold products
- Cat 3 - Fuel-and-energy-related-activities (not included in Scope 1 or 2)
- Other remaining categories

Other Emissions

Industrial processes generate significant amounts of SO_2 & NOx emissions as well as particulate matter that adversely affect local ecosystems, air quality, and habitats. We are committed to preventing and mitigating air pollution by increasing the efficiency of operations and reducing emissions. We adhere to emission norms and control emissions within statutory limits. We adhere to all relevant environmental laws, regulations, and guidelines in the markets where we operate. We have no pending action for environmental non-compliances in the reporting year.

Water Stewardship

Committed to water stewardship, we prioritise sustainability in our water supply system. Water, a shared resource, is vital for our operations, shaping our responsibility beyond our boundaries. High-quality water is essential for production, sourced from various channels like surface, ground and municipal. We optimise freshwater usage by enhancing efficiency, and mitigate groundwater risks via initiatives like maximising surface water utilisation and other alternate water source. Since achieving water-positive status in FY2023, we continued our efforts to maintain the status in FY2024, ensuring a sustainable water future. Water Positivity Status is verified by M/s. TUV SUD South Asia Pvt Ltd.

The key levers which drive the water positivity in the organisation include:

Water Efficiency Improvement

In FY2024, conserved 95,344 KL of water via various initiatives from water pinch analysis, operational excellence ideas generated and cross replication projects across our manufacturing operations.

Alternative Sources of Water

Reduced fresh water footprint by 35,261 KL, via treated grey water from communities. Also, 30% of ground water reduction potential identified via utilisation of surface water and desalinated water to de-risk our dependency on ground water.

Rainwater Harvesting (beyond the fence community projects)

- 3 ponds rejuvenated in FY2024 (1 in Miryalaguda and 2 in Sathiwada)
- 31,805 m^3 volume of desilted across 3 ponds which resulted in 155,949 KL of water recharge

Sustainable Agriculture Through Alternate Wetting & Drying (AWD) Technique

In FY2024, through this initiative reached out to 1,787 farmers in 70 villages, covering 2,844 acres of land in Srikakulam and Vizianagaram district, Andhra Pradesh contributed in 18.5 lakhs KL of water savings.



Recycle and Reuse of Treated Water

Deployment of Zero Liquid Discharge (ZLD) technology in our operations resulted in reuse of recycled water, which is 48% of the fresh water withdrawal.

Rainwater Harvesting

Through catch the Rain 2.0 initiative

102,582 KL

Freshwater intake reduced per annum

Waste Management

We have efficient waste management practices and ensure proper treatment and disposal of all waste type.
Our plastic waste undergoes recycling or co-processing, while e-waste is sold to authorised vendors. The hazardous waste is sent to cement industries and recyclers for co-processing and recycling, with only ~1% sent to landfill. The non-hazardous waste like glass, MS scrap, wood waste, and boiler ash is routed to recyclers, brick manufacturers, and cement industries for co-processing. We have continuous improvement projects targeting waste reduction for both hazardous and non-hazardous waste categories.

To read more about the key initiatives we have undertaken for the year, please refer to our ESG supplementary data book

Green Chemistry

By adopting green chemistry technologies, we reduce our environmental footprint and improve sustainability, reduce costs and improve efficiency. By improving the Process Mass Intensity (PMI), we increase the yield improvement, solvent recovery, catalyst recovery, and reduce the hazardous waste generation in our processes. In FY2024, we evaluated 26 products through chemistry gate clearance. Through the implementation of 17 cost improvement projects leveraging green chemistry principles, we have successfully reduced nearly 22% hazardous waste generation in the manufacturing of those products.

To read more about our chemistry efforts, please refer to our ESG supplementary data book.

Green Building

We are adopting principles of green factory buildings to maintain better resource efficiency in our premises. We have 7 sites of the Company certified as green buildings under IGBC. Our formulations plant FTO 2 is awarded IGBC Platinum award and FTO 11 is 'first-in-the-country' injectable manufacturing site to achieve Platinum IGBC Green Factory Building Certificate for Oncology Project, which is the second consecutive Platinum award at this site.

Protecting Biodiversity

During the reporting period, we published our biodiversity policy. The objective of the policy is to conserve and enhance biodiversity at all our locations, and guides our work on biodiversity internally.

In September 2023, at the World Economic Forum (WEF) – Sustainable Development Impact Meetings (SDIM) 2023, we have taken a pledge to conserve, restore and grow forests, contributing to 1t.org's restoration efforts. The integrated plantation initiative will cover 2,900 hectares over a period of 5 years from 2023 to 2028. This would encompass mangrove, agroforestry, and bund plantations, offering a comprehensive approach that benefits both nature and the climate. By nurturing biodiversity, capturing carbon, enhancing ecosystem resilience, and promoting economic stability, the project aligns with multiple ecological goals while also addressing economic needs and promoting community well-being. During the year, we have done plantation on 680 hectares and this initiative is being implemented through Dr. Reddy's Foundation, our non-profit implementing partner.



1t.org mobilises, connects, and empowers the global reforestation community, in support of the UN Decade on Ecosystem Restoration. For more details, click here



194,241
Tonnes of tCO_2e Emissions

Estimated potential sequestration through integrated plantation initiative

Product Responsibility

Life Cycle Assessment (LCA)

This year, we completed LCA studies for three API products - Clopidogrel, Metoprolol and Fexofenadine by an independent agency. The assessment was done for entire product lifecycle and emissions were included from raw material production (cradle) to the gate (until the stage at which the product is ready for use before it is transported). These studies were carried out based on ISO 14044:2006 guidelines.

LCA offers the following benefits:

- Determining the overall environmental impact associated
- Identifying potential hotspots, i.e., the major environmental impact contributor(s)
- Informed decision-making (priority setting, determining alternatives, design improvements, planning and strategising, etc.)
- Comparing alternatives to determine the more sustainable choice in material selection

Sustainable Packaging

Our Sustainable Packaging Council (SPC) focusses on reducing our environmental impact through redesigned packaging. To improve the sustainability of our products, we reduced the amount of packaging used including reducing the number of layers and the overall mass of packaging. We introduced recycled content where possible and ensured that all tertiary packaging materials used were recyclable or reusable.

To read more about the key initiatives we have undertaken for the year, please refer to our ESG supplementary data book.

Sustainable Technologies

We are working with various agencies in adopting new technologies across the value chain for continuous improvement in environmental parameters such as water, wastewater, waste, and emissions. This includes replication of low temperature evaporator in place of Multi Effect Evaporator across all the ZLDs, upgrading biological system with Membrane bio reactors, closed circuit reverse osmosis replacing conventional RO which consumes 60% less energy, usage of HHO gas in boilers to improve fuel combustion efficiency, Scope 1 emission reduction and lowering boiler fuel consumption, digitalisation of ETP in alignment with Industry 4.0 etc.



Enhancing Trust with our Stakeholders

We are committed to meeting the highest governance standards and adhere to the laws applicable to us wherever we are present. Our governance framework is rooted in trust, responsibility, transparency and accountability and serves as a guiding beacon for all our endeavours. Decisions are made and implemented throughout the organisation with emphasis on ethical practices and robust risk management. This, in turn, translates into long-term value creation for all our stakeholders while enabling achievement of organisational goals.

Governance-focussed Goals

Robust Corporate Governance
with the highest standards on compliance and ethics

We have a robust corporate governance in place and no material deviation was observed during the year. We continue to strengthen our compliance and governance framework.

By 2025,
Enhance ESG Disclosures
to reach top quartile

Enhanced disclosures with the release of several policies on our website. Comprehensive BRSR, Integrated Reporting, independent assurance and enhanced ESG disclosures.

By 2030, ensure 100% strategic suppliers are
Compliant with our Chosen ESG Framework

25.5% of our strategic suppliers (India direct spend) are assessed on our chosen ESG framework.

Governance Principles

The following principles underpin our governance framework, ensuring transparency, accountability, and responsible decision-making across the organisation.

Board Composition and Expertise
Board has appropriate composition, diversity, independence, skills, expertise and knowledge about the industry.

Information Flow to Board and Committees
A proactive flow of accurate and timely information to the Board and Committee members to enable them discharge their fiduciary duties effectively.

Ethical Business Conduct
Ethical business conduct by the Board, management, employees, and business partners.

Internal Controls and Risk Management
Well-developed systems of internal controls, risk management, and financial reporting.

Shareholders' Rights
Protection and facilitation of shareholders' rights.

Disclosure to Stakeholders
Adequate, timely, and accurate disclosure of required material, financial and non-financial information to stakeholders.

Ethical Policies and Guidelines
Appropriate policies in place to guide ethical behaviour and conduct of business.

Our Policies

Our policies provide an enabling framework for robust governance, creating transparency and accountability for our actions within and outside the organisation. The key policies of the Company are mentioned below:

Available on the Website of the Company

- Code of Business Conduct and Ethics
- Policy on determination of materiality of event or information
- Board Committee's Charter and primary responsibilities
- CSR Policy
- Policy on determination of Material Subsidiaries
- Dividend Distribution Policy
- Human Rights Policy
- Anti-bribery and Anti-corruption Policy
- Ombudsperson Policy (Whistle Blower Policy)
- Policy on Materiality of Related Party Transactions and Dealing with Related Party Transactions
- Safety, Health and Environment Policy and principles
- Claw Back Policy (Recovery Policy)
- Remuneration Policy and Board Diversity Policy
- Tax Transparency Report
- Supplier Code of Conduct
- Data Privacy Policy
- Code of Practices and Procedures for Fair Disclosures of Unpublished Price Sensitive Information
- Terms and Conditions of appointment of Independent Director
- Biodiversity Policy
- Global Marketing Code
- Energy Policy
- Advocacy and Public Policy

Available on the Intranet Platform of the Company

- Code of Conduct to Regulate, Monitor and Report Trading by Designated Persons
- Business Continuity Management Policy
- Information Security Policy
- Communications Policy
- Internal Disclosure Guidelines for disclosure of material event or information
- Enterprise Risk Management Policy
- Internal Audit Charter
- Global Trade Sanctions Policy
- Conflict of Interest Policy
- Global Anti-trust and Competition Law Policy
- Fraud Risk Management Policy
- Purchase Policy
- HR Policies
- Sexual Harassment Policy

Board Governance Structure

Board of Directors

Ensuring robust corporate governance for sustainable performance, achieving long-term corporate goals and enhancing stakeholders' value

Board Committees

Ensuring governance in specific functional areas as applicable by laws or delegated by the Board

AC
100% Independence
Chair - Independent

NGCC
100% Independence
Chair - Independent

RMC
100% Independence
Chair - Independent

STOC
100% Independence
Chair - Independent

SCSRC
60% Independence
Chair - Independent

SRC
33% Independence
Chair - Independent

BAC
100% Executive Committee

MC

Chairman, Co-Chairman and Managing Director and CEO duly supported by other MC are responsible for Company's strategy, growth initiatives, priorities and overall performance

15 Members

Audit Committee (AC)
Risk Management Committee (RMC)
Sustainability and CSR Committee (SCSRC)
Banking and Authorisation Committee (BAC)
Nomination, Governance and Compensation Committee (NGCC)
Science, Technology and Operations Committee (STOC)
Stakeholders Relationship Committee (SRC)
Management Council (MC)

Board Independence


18%
82%
Independent
Executive

Gender Diversity


36%
64%
Female
Male

Age


27%
73%
<65 years
>65 years

Note: Details as on March 31, 2024

Nationality


45%
55%

- Foreign National
- Indian

Tenure


55%
45%

- <5 years
- >5 years

Note: Details as on March 31, 2024

Average tenure

9.5 years — all Board members

3.9 years — Independent Directors

Board and Committee Meetings attendance in FY2024

98%

Directors with Pharma Industry expertise

45%

Board and Board Committee Changes

Dr. Claudio Albrecht appointed as an Independent Director, Chairman and member of the Science, Technology and Operations Committee and member of the Risk Management Committee with effect from May 10, 2023.

Sridar Iyengar retired as an Independent Director and ceased to be a Chairman and member of the Audit Committee and member of Risk Management Committee, effective July 30, 2023. The Company recognises his invaluable contribution during the tenure of 12 years in the growth and success of the Company.

Arun M Kumar was appointed as a Chairman of the Audit Committee effective from July 31, 2023.

Dr. Alpna Seth appointed as an Independent Director and member of the Science, Technology and Operations Committee effective September 19, 2023. She was also inducted as member of Risk Management Committee effective January 30, 2024.

Leo Puri inducted as member of the Nomination, Governance and Compensation Committee and ceased to be a member of the Risk Management Committee effective from October 27, 2023.

Sanjiv Mehta appointed as an Independent Director effective from December 29, 2023. He was inducted as member of the Nomination, Governance and Compensation Committee, Science, Technology and Operations Committee and Sustainability and CSR Committee effective from January 30, 2024.

Management Council (MC) Changes

In FY2024, 100% of the vacancies created in the management council were filled in by our internal talent pool, which is a result of robust succession planning in place.

Phanimitra B elevated as Chief Information Officer and member of the management council effective August 1, 2023, consequent to resignation of Mukesh Rathi.

Krishna Venkatesh elevated as Global Head – Quality and Pharmacovigilance and member of the management council effective January 12, 2024, consequent to resignation of Dr. Ranjana Pathak.

Milan Kalawadia elevated as CEO - North America and member of the management council effective May 25, 2024, consequent to resignation of Marc Kikuchi.

M V Narasimham being elevated as Chief Financial Officer with effect from August 1, 2024, consequent to retirement of Parag Agarwal.

Key Highlights of Corporate Governance Practices

82% of the Board members are Independent Directors

100% of the statutory Board Committees are chaired by an Independent Director

Board has designated an **Independent Director as a Lead Independent Director**

Independent Directors **separate meeting on quarterly basis**

Prompt deliberation on any conflict of interest situation at the Board level

Regular deliberation on **succession planning** by the Board/NGCC

Science, Technology and Operations Committee – a dedicated Board Committee to **drive innovation and R&D**

Board evaluation through independent agency once in 3 years

KPIs of senior executives include performance on **sustainability parameters**

Sustainability Council responsible for implementation of ESG strategies and programmes

All Related party transactions (RPT), irrespective of exemptions under laws/regulations are pre-approved by the Audit Committee and the Board

CSR need assessment before undertaking new CSR strategic projects.

Adoption of a formal tax policy to guide company practices and provide investors, regulators and other external stakeholders on Company's tax risk profile

Non-audit fees to the Statutory Auditors is 20% of their total compensation

CSR Impact Assessment by an independent agency covers 85%+ of our spends

Early adopter of Group Governance Policy recommended by the Kotak Committee

ESG Governance


Board
Guidance and supervision on ESG and sustainability matters
Sustainability & CSR Committee
Overview of ESG strategies, programmes, policies, disclosures and review of ESG goals & progress
Sustainability Council
Implementation of ESG strategies and programmes, policies, review of disclosures, ensuring integrated ESG approach and planning
ESG Functional Heads
Skilled cross-functional ESG team to strive for and implement ESG goals, plans and programmes, drive ESG agenda of the organisation

Business Ethics and Compliance

Our Code of Business Conduct and Ethics (COBE) is aligned with global regulatory standards including the Companies Act, 2013, SEBI Listing Regulations, U.S. Securities and Exchange Commission regulations, and the Sarbanes-Oxley Act of 2002. It lays down the principles that guide our Company's conduct and decision-making, promoting stakeholders trust. We uphold stringent Anti-Bribery and Anti-Corruption policies across our operations, with separate codes for suppliers and service providers modelled on the Pharmaceutical Supply Chain Initiative (PSCI) and the Global Marketing Code.

The Company has an Ombudsperson Policy (Whistle-Blower or Vigil Mechanism) to report concerns on actual or suspected violations of the Code. The Audit Committee Chairperson is the Chief Ombudsperson. Concerns raised to the Company and their resolution are reported through the Chief Ombudsperson to the Audit Committee and where applicable, to the Board. The COBE and Ombudsperson Policy are available on our website.

100%

Adherence to the Code of Conduct of the Company is mandatory.

Reporting and Accountability

We foster a culture of transparency and accountability, encouraging employees and partners to report irregularities through multiple channels, including an independent hotline, web-based reporting site (drreddys.ethicspoint.com), and a dedicated email to reach the Chief Compliance Officer and an access to the Chairperson of the Audit Committee. Employees are empowered to uphold our values and ensure adherence to all applicable laws and policies.

Anti-Trust and Competition Law

Adhering to national and regional competition and anti-trust laws, we maintain a level playing field for all market participants, expecting full compliance from all employees. These laws aim to prevent businesses from engaging in any conduct that could harm market participants, ensuring a level playing field for all. Any suspected violations can be reported directly to the Chief Compliance Officer via complianceofficer@drreddys.com or the Compliance Hotline number, promoting a fair and competitive business environment.

Grievance Redressal

Aligned with the UN Guiding Principles on Business and Human Rights, we mitigate risks for employees and strategic suppliers. Our Social Accountability Management Procedure (SAMP) evaluates human rights risks and conducts external assessments, ensuring compliance with SA8000 standards. We uphold safe working environments and adhere to all applicable local and global labour laws.

For details on grievances addressed in FY2024, please refer to Page 114 of this Report.

Human Rights

We are dedicated to upholding human rights across our value chain, guided by, and committed to, the principles of International Labour Organisation (ILO) conventions, ILO code of practice, Universal Declaration of Human Rights, The International Covenant of Economic, Social, Cultural, Civil and Political Rights, UN Guiding Principles on Business and Human Rights. Through rigorous due diligence, we identify and mitigate risks related to child labour, discrimination, and other violations. Our standards mandate compliance with local laws and cultural sensitivities, ensuring ethical business decisions. Regular reviews reinforce our commitment to human rights, driving continual improvement and risk mitigation efforts.

All our Indian manufacturing facilities are certified SA 8000 facilities. These facilities undergo robust due diligence processes as a requirement of SA8000. We assess our facilities' related human rights risks through the use of the SA8000 standard and other internal protocols. We ensure to adhere to eight clauses (Child Employee, Forced or Compulsory Employee, Health & Safety, Freedom of Association & Right to Collective Bargaining, Discrimination, Disciplinary Practices, Working Hours and Remuneration) of the SA8000 standard.





Tax Transparency

We ensure transparency in all business operations and published our second Tax Transparency Report in FY2024. Detailing our tax strategy, affairs, and adopted principles, the report underscores our commitment to governance and accountability with local governments in our operational countries.

Information Security

The governance of cyber risk is managed at different levels. The Chief Information Security Officer (CISO) is responsible for managing day-to-day operations related to cybersecurity and reports to Chief Information Officer (CIO). The CISO and CIO together present cybersecurity maturity status and other updates to CEO quarterly. Our Board considers cybersecurity risk as part of its risk oversight function and has delegated the oversight of cybersecurity and other information technology risks to the Risk Management Committee of the Board. The Risk Management Committee is periodically apprised of cybersecurity risks along with the risk mitigation steps. For FY2024, our major focus was to build a robust Cyber Maturity Roadmap. There were zero major security, privacy, and data breach incidents in the reporting year, and necessary recovery drills were conducted for business-critical applications and processes.

Product Quality Management

We strive to manufacture the best quality products for our customers globally and all our products are tested rigorously and stringently. We remain committed to the highest standards of product quality by implementing a robust quality management system (QMS) and building a quality-focussed culture.

Our QMS and procedures are built as per the Code of Federal Regulation (USA), EudraLex (Europe) and ICH (International Council of Harmonisation of Technical Requirements for Pharmaceuticals for Human use). We have received accreditations with cGMP (current Good Manufacturing Practice) certifications by various global regulatory agencies. The guidelines laid down by these regulatory agencies collectively define a stringent Quality Management System, comprising the basic quality management principles mentioned in ISO 9001:2015.

Our facilities and products are also periodically inspected by the USFDA, German BfARM, the South African Medicines Control Council, Romanian National Medicines Agency, Ukrainian State Pharmacological Center, the local World Health Organisation and Drug Control Authority of India, all of which have extensive enforcement powers over the activities of pharmaceutical manufacturers operating within their jurisdiction. All our manufacturing facilities are in compliance with cGMP, and our suppliers are subjected to periodic evaluation processes that prioritise quality parameters and ensure compliance with cGMP requirements. Our facilities along with CFA warehousing facilities are in compliance with GDP (Good Distribution Practices).

Pharmacovigilance

Our Pharmacovigilance standards are in line with globally recognised safety benchmarks such as the International Conference on Harmonisation (ICH) guidelines, and we maintain compliance with region/country-specific legislative requirements. The function has undergone various health authority inspections such as those conducted by UK-MHRA, USFDA, Health Canada, and the Kazakhstan Health Authority, transforming from a regional model to a global PV centre. The staff involved in the activities have received appropriate training through in-house or external courses, enabling them to adopt the latest trends in managing drug safety and to stay updated on upcoming advancements in the field of PV. All employees go through an annual mandatory pharmacovigilance training.

Bioethics and Animal Testing

We maintain strict adherence to bioethical standards and animal welfare regulations, minimising animal usage through innovative study designs and alternative methodologies. Our commitment to responsible research practices underscores our dedication to ethical standards and scientific integrity.

Sustainable Supply Chain Management

We are working to build an ESG-compliant supplier base and aim to partner more extensively with them to help deliver measurable improvements. All our suppliers have signed the Supplier Code of Conduct (SCOC), and we have been training suppliers to adhere to the SCOC. Our code is modelled on the PSCI Principles for Responsible Supply Chain Management (The Principles). We engage with Dun & Bradstreet as assessment partners for auditing our suppliers' on ESG.

We are working with strategic suppliers on an ESG capability building programme and sustainable procurement processes and conducting an onsite assessment as per our ESG framework. Based on the results of the evaluation, we will identify potential high-risk suppliers and develop a mitigation plan based on the strategic suppliers' risk classification.

We were **rated A and featured on the CDP Supplier Engagement Leaderboard 2023** for the third consecutive year, recognising our efforts to measure and reduce climate risk within the supply chain.





Stakeholder Engagement and Materiality Assessment

We have conducted our impact materiality assessment in FY2021 and are currently in the process of conducting double materiality assessment as per the EFRAG guidelines.

Stakeholder Identification

The Board and management identifies key stakeholders based on their level of influence, interest, dependency, and potential impact on the organisation.

Stakeholder Engagement

We maintain open dialogue with key stakeholders, fostering trust and transparency through regular communication channels to engage with our activities and business strategy.

Arriving on the Material Issues

We identify, evaluate, analyse, and assess the significance of material topics and concerns. This comprehensive approach ensures a thorough understanding of issues.

Addressing the Material Issues

We strive to address the identified material issues effectively while prioritising sustainability across our operations to create value for our stakeholders.

Employees

Importance: Key to the success of business

Engagement modes	Key concerns and related impacts	Material topics aligned with concern	Mapping with chapters in the report	Value created	SDG's linked
Mode • Physical and digital channels of communication • One-to-one connect with the management • Townhall **Frequency:** Daily	• Job security • Fair compensation • Career development opportunities • Safe and healthy work environment	• Occupational health and safety • Talent attraction and retention • Promoting diversity	People Read more on pages 36	**6,281** Employees onboarded in FY2024 **₹ 50.3 bn** spend in employee benefits	3, 5, 8, 10, 11

Engagement modes	Key concerns and related impacts	Material topics aligned with concern	Mapping with chapters in the report	Value created	SDG's linked
Investors **Importance:** Providers of financial capital					
Mode • Meetings, conferences • Earnings calls • Financial results • Stock exchange and other communications • Annual report **Frequency:** Frequent and need-based	• Financial performance, profitability • Dividend payouts, • Overall strategic direction of the Company	• Economic performance • Technology & Digitalisation • Risk management and business continuity	Governance, Patients Read more at pages 50 and 32	**₹ 55.7 bn** profit after tax **₹ 40 per share** dividend	8, 9, 16
Patients **Importance:** End-users of our products					
Mode • Customer assistance and outreach programmes **Frequency:** Frequent and need-based	• Affordable and high-quality medications • Information about drug efficacy and safety • Customer support	• Patient safety • Enhancing availability of products • Responsible pricing and affordability	Patients Read more at pages 32	**704 mn** Estimated number of patients reached	3, 9, 12
Healthcare Professionals **Importance:** Pillar to understand the patients' needs					
Mode • Conferences and seminars • Visits by sales personnel **Frequency:** Frequent and need-based	• Efficacy, safety, and availability of medications • Educational resources • Support for prescribing practices	• Pharmacovigilance (PV) • Enhancing availability of products	Governance, Patients Read more at pages 50 and 32	**43,000** People trained to deliver better patient care	9, 12
Customers **Importance:** Enabling access of our products to end users					
Mode • E-mails • Couriers • Surveys **Frequency:** Daily	• Timely and accurate delivery of products • Quality assurance • Responsive customer service	• Product responsibility • Product quality and recall management • Combating counterfeit medicines	Patients Read more at pages 32	**181** New products launched	3, 12
Suppliers & Partners **Importance:** Providers of input materials, delivering the end products and ensure continuity of business operations					
Mode • Capability building programmes • Audit CAPA governance and tracking • Business partner meets **Frequency:** Frequent, quarterly	• Fair treatment • Timely payments • Mutually beneficial relationships	• Anti-bribery and corruption • Business ethics • Data privacy	Governance Read more at pages 50	**25.5%** of our strategic suppliers (India direct spend) are assessed on our chosen ESG framework	8, 16

Engagement modes	Key concerns and related impacts	Material topics aligned with concern	Mapping with chapters in the report	Value created	SDG's linked
Government Authorities **Importance:** Determine the laws and regulations to conduct ethical business					
Mode • Conferences • Written communications • Facility visits • Engagement through industry associations/ committees • Meetings **Frequency:** Need-based	• Regulatory compliance • Drug safety standards • Adherence to healthcare laws and regulations	• Waste management • Water management • Environmental compliance • Energy and emissions management • Regulatory compliance • Data integrity and security	Planet, Governance Read more at pages 44 and 50	**Complete adherence** to Government norms and regulations	6, 7, 9, 12, 13
Community **Importance:** Provides social licence to operate					
Mode • Interaction through CSR initiatives **Frequency:** Frequent and need-based	• Environmental impact • Community engagement initiatives • Corporate social responsibility efforts	• Health education and prevention • Social responsibility • Waste management • Water management • Environmental compliance • Energy and emissions management	Community, Planet Read more at pages 40 and 44	**₹ 573.7 mn** invested in CSR activities **~497,000** lives benefitted	3, 4, 11, 12
Third-party Logistics Service Provider's and CFA's **Importance:** Ensures distribution and supply chain management of pharmaceutical products					
Mode • Meetings • Inspections **Frequency:** Frequent	• Efficient logistics operations • Timely payments • Strong partnerships	• Occupational health and safety	Governance Read more at pages 50	**Rewards and recognition** provided to third-party logistics service providers for road safety practices	3, 8
Contract Workforce **Importance:** One of the key contributors to the Company's operations and projects					
Mode • Meetings • Conferences • Townhalls **Frequency:** Frequent	• Fair treatment • Job security • Opportunities for professional growth	• Occupational health and safety • Living wages	People Read more at pages 36	**0.14** LTIFR for workers (reduced)	3, 8

Read more about our stakeholder engagement and material topics and why they are material in the BRSR section on page 137 of this report.



Risk Management

We have a robust process to identify and mitigate key risks related to our business, operations and strategy.

Risk Governance

Board of Directors — Risk Management Committee — Executive Risk Management Committee — ERM Team led by Chief Risk Officer — Other Assurance Functions — Business Units and Risk Champions

The Enterprise Risk Management (ERM) function focusses on identifying key business, operational, and strategic risks through quarterly assurance meetings, structured interviews, on-call discussions, and incident reviews. Risks are categorised into risk groups and aggregated at different levels of the organisation. Our ERM function operates with the objective of proactively identifying and increasing awareness about various risks among the appropriate stakeholders, facilitating discussions on prioritising and mitigating identified risks, developing systems to alert when risk tolerance limit appetite are exceeded, establishing a framework to assess risk tolerance appetite and analysing remaining risks. The Chief Compliance Officer (CCO) oversees our compliance processes including Third Party Risk Management for ABAC compliances, while the Chief Internal Auditor helps to enhance and protect organisational value by providing risk-based objective assurance, advice, and insight. The Chief Risk Officer (CRO) leads the risk function.

We engage in discussions with relevant internal stakeholders to analyse insights learned from risk incidents that have occurred either within the organisation or in the external environment. These insights are then integrated into our policies, procedures, and processes as deemed appropriate. We also have a third-party risk management to assess cybersecurity risk when selecting and onboarding third parties like external IT partners and suppliers.

The Audit Committee and Science, Technology and Operations Committee also review the risks identified by the internal auditor or otherwise.

Risk Management Process


Brand Identity
Risk Environment
Industry
Company/ Group
Management
Risk Assessment
Risk Identification
Risk Evaluation
Risk Measurement
Risk Prioritisation
Risk Mitigation
Performance
Business Partners
Business Units
Employees
Values/Culture

Key Risks Identified

- Quality / Regulatory
- Geo-political Risk
- Product Development
- Ethics and Compliance
- Cyber Security
- Data Security and Privacy
- Safety and Health
- Supply Chain Risk
- Foreign Exchange
- Climate Change
- Talent & Capabilities

Read more about our risk management on page 77 of this Report.



MANAGEMENT DISCUSSION AND ANALYSIS

Note:

(1) FY2024 represents fiscal year 2023-24, i.e., from April 1, 2023, to March 31, 2024, and is used analogously for FY2023 and previously such labelled years.

(2) Unless otherwise stated, financial data given in this Management Discussion and Analysis is based on our Company's consolidated results, prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board.

(3) Our reporting currency is in Indian rupees (₹). In instances where we have also given numbers in United States dollars (US$), we have used an exchange rate of ₹ 83.34 = US$ 1 for FY2024. To maintain comparability and to eliminate losses/gains purely on account of exchange rate fluctuations vis-à-vis the previous accounting year, we have used the same exchange rate (i.e., ₹ 83.34 = US$ 1) for FY2023, purely for comparison purposes.

Global Pharmaceutical Market Outlook[1]

The global pharmaceutical market was estimated at around US$ 1.6 tn in CY2023, a US$ 100 bn more than CY2022. In the post pandemic era, pharmaceutical companies have been refreshing their portfolio strategies to continue their growth trajectory, with a combination of mergers and acquisitions (M&A), investments in research and development (R&D), including novel therapies and a higher adoption of digital capabilities. Most of these companies continue to be resilient in the face of increasing competition, the ever-evolving regulatory landscape, pricing and reimbursement pressures, looming patent expirations and growing demands from patients and health care providers for more effective medications and experiences. Recent trends observed in the sector are articulated below.

According to a recent report by IQVIA on use of medicines, the global medicine market is expected to grow more than US$ 600 bn to reach a size of around US$ 2.3 tn by CY2028 - indicating a compounded annual growth rate (CAGR) of 5%-8%. Availability of innovative therapeutics in developed markets, offset by losses of exclusivity and the lower costs of generics and biosimilars will drive this growth.

Losses of exclusivity (LOE) provide growth opportunities for Generics and Biosimilars

Across the top 10 developed markets, the impact of brand losses of exclusivity between CY2024 and CY2028 is expected to double to around US$ 192 bn versus US$ 81 bn in the previous five years (See Figure 1). 30% of this is on account of availability of biosimilars. Global biotech spending is set to exceed US$ 890 bn by CY2028, with growth slowing to 9.5%-12.5% due to the impact of biosimilars. The LOE events will provide opportunities for generic and biosimilar players to grow, and also reduce healthcare spends for the patient.

Figure 1 : 10 developed countries' impact of brand losses of exclusivity 2019-2028


(US$ bn)
Forecast
2019
-3.4
-12.2
-15.6
2020
-5.9
-11.0
-16.9
2021
-3.0
-7.4
-10.5
2022
-0.6
-10.0
-10.7
2023
-8.6
-18.7
-27.3
2024
-12.2
-19.0
-31.2
2025
-14.1
-21.6
-35.7
2026
-16.1
-32.1
-48.2
2027
-7.5
-25.7
-33.1
2028
-9.3
-34.6
-43.9
US$ 21.5 bn
US$ 59.3 bn
US$ 80.8 bn
US$ 59.2 bn
US$ 133.0 bn
US$ 192.2 bn
Biologic
Small
US$ Total brand loss due to LOE

Source: IQVIA Market Prognosis, Sep 2023; IQVIA Institute, Nov 2023.

1. *The outlook and the key trends discussed in this section are primarily from 'The Global Use of Medicines 2024' and 'Global Trends in R&D 2024' by IQVIA Institute, '2023 Global Life Sciences Outlook' by Deloitte, 'World Preview 2023' by Evaluate Pharma and from various other publicly available sources.*

Collaborations on Novel Therapies driving growth in medicine use and spends

Pharmaceutical companies are further focussing on innovation and collaboration for creating value. After the post-pandemic pullback in CY2022, biopharma's R&D spending is set to return to growth, albeit at a moderate rate of acceleration (See Figure 2). As per another recent report by IQVIA on R&D trends, ***large pharma companies spent a record total of US$ 161 bn in R&D in CY2023, an increase of almost 50% since 2018.*** An average of 65-75 new innovator brand launches per year in the top 10 developed markets are expected over the next five years.

Pharmaceutical companies are looking to augment their traditional drug portfolios with R&D in next-generation therapies. While they are keen to invest in platforms like cell and gene therapy, messenger RNA (mRNA), biologics, antibody drug conjugates (ADCs), they increasingly realise they cannot do it alone. Hence, they are more willing than before to collaborate with other stakeholders in the healthcare ecosystem to share knowledge, expertise, and resources.

Figure 2 : Worldwide Total Pharmaceutical R&D Spend in 2014-2028


+3.6% CAGR 2022-28
+6.7% CAGR 2014-21
Worldwide Pharma R&D Spend (US$ bn)
R&D Spend Growth (%)
320
280
240
200
160
120
80
40
0
+30.0%
+25.0%
+20.0%
+15.0%
+10.0%
+5.0%
+0.0%
-5.0%
145
151
161
171
185
194
211
249
244
262
272
281
289
296
302
+1.7
+6.7
+6.2
+8.2
+4.6
+8.8
+18.4
-2.2
+7.4
+3.7
+3.3
+2.9
+2.5
+2.0
2014
2015
2016
2017
2018
2019
2020
2021
2022
2023
2024
2025
2026
2027
2028

Source: World Preview 2023, Evaluate Pharma

Oncology and Immunology continue to be leading Therapy Areas

Oncology and immunology are expected to grow, respectively, at 14%-17% and 2%-5% CAGR through CY2028, respectively. Oncology is projected to add 100 new treatments over the next five years. Glucagon-like peptide-1 (GLP-1) agonist drugs have seen an uptake since the approvals for obesity indications in the United States (U.S.) in CY2021 and are expected to accelerate further, if insurers and governments support reimbursement. New therapies in Alzheimer's and anxiety/depression are expected to drive growth in neurology and mental health spending. Next-generation bio-therapeutics, including cell, gene, and RNA therapies, are expected to grow threefold in the next five years, with an addition of 50 new therapies.

Technology to bring in efficiencies in R&D and Supply Chain

Companies are expected to build on advances in big data analytics as well as digital innovations to improve R&D efficiencies and enhance the patient outcomes and experiences. With the pandemic accelerating virtual trials, R&D can be transformed from drug discovery and development to regulatory approval through real-world evidence (RWE), new approaches to clinical trials and partnerships, and AI.

Likewise, the volatility of the pandemic and geopolitical concerns affecting logistics as well as the complexity of next-generation treatments such as personalised cell and gene therapies have compelled pharmaceutical companies to streamline their manufacturing processes, make their supply chains agile and sustainable, and enhance real-time tracking through advanced digital systems. To enable this, pharmaceutical companies are now integrating technology with business through the use of AI, Internet of Things (IoT), blockchain, etc.



Taking Patient-Centricity beyond the Pill

Companies are expanding their patient-centric approaches beyond drug and medical device manufacturing to create a digital ecosystem, with the intent of better understanding patient experience and needs. Prescription-based digital therapeutics, decentralised diagnostics and virtual clinical trials using wearable devices are creating an interoperable ecosystem, contributing to patient-centricity. ***Preventive health solutions and use of digital tools have the potential to be transformative in the way that healthcare is delivered and managed.***

Increasing need for Responsible Leadership

Pharmaceutical companies can make a significant difference with their approaches towards their people, patient and planet. Improving clinical trial diversity, tailoring products specifications to diverse needs (e.g. multilingual packaging) and improving access to affordable, quality medication and innovative solutions can help reduce health equities. Companies need to continue to be mindful of the environmental impacts of their operations including their supply chains as well as antimicrobial resistance issues. Last but not the least, responsible leadership extends to the inclusiveness of their people practices as well as the culture of integrity and high standard of business ethics. ***Sustainability can provide opportunities for market differentiation, operational efficiency, talent retention, access to new revenue streams, and improved financial performance and can create value for the organisation.***

About our Company

Driven by 'Good Health Can't Wait', Dr. Reddy's Laboratories Ltd ('Dr. Reddy's', 'DRL', or 'our Company') is committed to accelerating access to affordable and innovative medicines to help patients lead healthier lives, creating healthy ecosystems and strong communities.

We are an integrated global pharmaceutical enterprise and we operate across two core business segments:

- Global Generics (GG), which includes branded and unbranded prescription medicine as well as over-the-counter (OTC) pharmaceutical products. It also includes the Company's biosimilars business
- Pharmaceutical Services and Active Ingredients (PSAI), comprising Active Pharmaceutical Ingredients (APIs) and Aurigene Pharmaceutical Services (APSL)

In addition, our wholly-owned subsidiary, Aurigene Oncology Limited (AOL), focussed on the drug discovery business, is reported under the 'Others' segment.

We operate ***23 manufacturing facilities and 8 R&D facilities worldwide. We are present in 76 countries*** with the key geographies being the US, Europe, India, Russia, Commonwealth of Independent States (CIS) countries, Brazil, South Africa, China, Australia, among other markets.

To maximise our impact and reach more patients, our growth strategy is built on three pillars, which enables access to affordable and innovative solutions:

- Market leadership in our chosen spaces
- Operational excellence and continuous improvement to drive productivity
- Patient-focussed innovation

Whitespaces in healthcare access, equity and quality have further provided us meaningful opportunities to build 'businesses of the future', which would improve the lives of patients across the illness-to-wellness spectrum. To realise these opportunities, we are following a structured approach through strategic initiatives such as :

- Novel assets to address unmet patient needs, including New Chemical Entities (NCEs)/ New Biological Entities (NBEs), biologics, cell and gene therapy (CGT).
- Clinically-proven nutrition and OTC products.
- Digital therapeutics solutions, condition management, and the like.

We believe our efforts towards strengthening our core businesses and building businesses of the future will together take us closer to our aspirations (See Figure 3) of consistently delivering double-digit growth, 25% margins on earnings before interest, tax, depreciation and amortisation (EBITDA) as well as the return on capital employed (RoCE), while eventually serving over 1.5 bn patients and creating significant value for the organisation.

Figure 3: Our Aspirations


Growth
Double-digit revenue growth
Returns
25% EBITDA and 25% ROCE
Patient Reach
1.5+ bn

Dr. Reddy's Performance Update, FY2024

FY2024 has been a year of good momentum. ***We reported highest ever sales, and delivered attractive financial returns, while continuing to invest in pipeline opportunities and advancing our innovation agenda through partnerships and collaborations.*** We also made progress on our three innovation-led future growth levers of consumer healthcare, novel molecules and digital therapeutics.

Consolidated revenues in FY2024 was ₹ 279.2 bn, a growth of 14% compared to the previous year. This was driven by increase in base business volumes, new product launches across our businesses, and the benefit of foreign exchange rate gains. It was partially offset by price erosion in our global generics segment markets in North America and Europe as well as the divestment of some of our non-core brands from India in the previous year.

Global Generics

Revenue from GG in FY2024 was ₹ 245.5 bn, a growth of 15% versus the previous year. This was driven by strong performances witnessed in North America, Europe, and Emerging Markets.

In FY2024, GG contributed to around 88% of our Company's overall sales. Some key highlights of the segment for the year were:

- Partnered with Shanghai Junshi Biosciences for the development and commercialisation of the anti-PD-1 monoclonal antibody, Toripalimab, in 21 countries
- Entered an exclusive development and commercialisation deal with U.S.-based Coya Therapeutics for their product COYA 302, an investigational combination biologic for treatment of the neuro-degenerative disease, ALS (Lou Gehrig's disease)
- A total of 181 products were launched across geographies in FY2024
- A total of 241 global filings were done in FY2024

₹ 245.5 bn
Revenue from Global Generics

North America Generics (NAG)

In FY2024, our largest market, NAG, contributed to around 53% of our Company's GG sales and 47% of overall sales. ***Revenue from the region for FY2024 was ₹ 129.9 bn or approximately US$ 1.6 bn, representing an impressive growth of 28% over the previous year.*** The growth was largely on account of increased volumes in the base business, including Lenalidomide as well as revenues from new products launched in FY2024. The US generic prescription product portfolio which was acquired from Mayne Pharma last year was successfully integrated this year. Growth was further aided by the strengthening of the US dollar against the Indian rupee.

Some key highlights of the segment for the year were:

- Forayed into the OTC wellness space in the U.S. with the relaunch of Premama®, an acquired portfolio of dietary supplements
- Acquired a leading women's health and dietary supplements portfolio, MenoLabs®
- Collaborated with Mark Cuban Cost Plus Drug Company, aimed at increasing access to essential medications for Wilson disease patients
- Entered into an in-licensing agreement with Tenshi Kaizen for launch of Loratadine for private label OTC business
- Launched 20 new products, including Treprostinil Injection, Regadenoson Injection in the U.S. as well as products acquired from Mayne Pharma
- Filed 17 new Abbreviated New Drug Applications (ANDAs) with the US Food and Drug Administration (USFDA)
- ***Cumulative ANDA filings as of March 31, 2024 is 325***
- ***As of March 31, 2024, we had 86 generic filings pending approval from the USFDA.*** These comprise 81 ANDAs and five New Drug Applications (NDAs) filed under the Section 505(b)(2) route of the U.S. Federal Food, Drug, and Cosmetic Act. Of the 86 ANDAs, 50 are Paragraph IV applications, and we believe that 24 of these have the 'First to File' status

Over the last 25 years, our biosimilars business has developed into a fully integrated organisation, with capabilities across development, manufacture and commercialisation of a range of biosimilar products in oncology and immunology. Our current portfolio comprises six commercial products marketed in India, with some products marketed in more than 25 other countries. One of our products, Pegfilgrastim, has been commercialised in the U.S. and in Europe through our partner. In addition, we have a pipeline of products in oncology and auto-immune diseases, in various stages of development for global launches, including a biosimilar Abatacept candidate as well as a biosimilar Rituximab candidate. The USFDA completed a Pre-Approval Inspection (PAI) at our biologics manufacturing facility in Bachupally for our proposed Rituximab biosimilar candidate, after which we received a Form 483 with nine observations. In April 2024, the USFDA has issued a Complete Response Letter (CRL) to our Biologics License Application (BLA). The CRL is in reference to ongoing resolution of the afore-mentioned observations, as well as certain aspects pertaining to the BLA. We are currently working on addressing these within stipulated timelines. We expect approval from the USFDA in the next fiscal. We are also ramping up manufacturing capacity to support our global expansion plans.

Outlook

We continue to focus on accelerating the development and launch of our complex product portfolio, including biosimilars, and increasing the market share of existing products, while ensuring cost leadership through productivity improvement measures. In the medium term, our areas of focus include injectables and complex oral solid dosage forms, as well as OTC brands and Direct-to-Consumer channels, whereas focus in the long term will be on biosimilars, immune-oncology drugs, differentiated offerings such as drug-device combinations, digital solutions, etc.

₹ 129.9 bn (~US$ 1.6 bn)
Revenue from North America Generics

Europe

Revenue from Europe in FY2024 was ₹ 20.5 bn, representing a growth of 17% over the previous year. The increase in revenues was propelled by high volume growth and new product launches across our major markets, which was partially offset by price erosion in some of our products. In FY2024, Europe contributed to 8% of our global generics sales and 7% of our overall sales. Some key highlights of the segment for the year were:

- Entered the consumer health space in the United Kingdom (UK) through the launch of anti-hay fever medicine Histalloy® as an OTC product
- Received approval from the Medicines and Healthcare products Regulatory Agency (MHRA) in UK for our proposed bevacizumab biosimilar
- Launched the drug-free migraine management device, Nerivio®, in Germany
- Launched 42 new products across countries within the segment

Outlook

As part of the growth strategy for Europe, we will continue to explore organic as well as inorganic opportunities to strengthen our position in the existing markets. We expect to scale up our existing business in EU5 (Germany, UK, Spain, France & Italy) by leveraging our in-house portfolio of generics and biosimilars and seeking in-licensing opportunities as well as expanding in new markets. We will also build branded businesses with differentiated brands & OTC products.

₹20.5 bn
Revenue from Europe

Emerging Markets

Revenue from Emerging Markets for FY2024 was ₹ 48.6 bn, an increase of 7% as compared to the previous year. The growth was driven by new launches as well as market share expansion, which more than offset the impact of unfavourable forex. In FY2024, Emerging Markets contributed to 20% of our global generics sales and 17% of our overall sales. We launched a total of 106 new products across various countries within the segment this year.

₹48.6 bn
Revenue from Emerging Markets

Revenue from Russia for FY2024 was ₹ 22.3 bn, representing an increase of 5% over the previous year. However, in local currency (Russian Rouble) terms, there was an increase of 16% over the previous year. This growth was largely attributable to higher sales prices and volumes. IQVIA ranked us 15th in terms of sales in Russia for the twelve months ended March 31, 2024, and we continue to outperform the market growth in terms of volumes in Russia during the same period.

Revenue from CIS countries and Romania for FY2024 was ₹ 8.6 bn, which remained broadly flat as compared to the previous year. The benefit of higher sales prices was offset by decreases in sales volumes.

Revenue from our Rest of the World markets (which includes Brazil, China, South Africa, Australia, and certain other markets) for FY2024 was ₹ 17.7 bn, representing an increase of 13% over the previous year. The increase is largely attributable to new products launched during the year as well as increase in sales volumes in Brazil, South Africa and Colombia partially offset by price erosion.

Outlook
Our focus is to improve the market share in the chosen therapy areas through growth in the existing products as well as new product launches, supported by sales and marketing excellence. Our medium-term strategy for the segment is to build a healthy portfolio pipeline, including oncology products, coupled with the expansion of biosimilars. We are also focussed on growing 'Mega Brands' both in prescription and OTC segments. We will further scale up in our major markets, which include Russia, China, Brazil, and South Africa and add new geographies by leveraging our in-house global portfolio of generics and biosimilars and seeking in-licensing opportunities. In the longer term, our focus would be to build a differentiated portfolio including nutritional solutions, biologics, NCEs/NBEs as well as offerings like Disease management & Direct-to-Customer.

India

Revenue from India in FY2024 was ₹ 46.4 bn, **a decline of 5% compared to the previous year.** In FY2024, India contributed to 19% of our global generics sales and 17% of our overall sales. This decline in revenues was largely due to the divestment of a few non-core brands in the previous year, offset by revenues from new product launches and higher sales prices. **Excluding divestment income from base business; India market grew in mid-single digit for the year.** We continued to strategically collaborate to further strengthen our position in the Indian Pharmaceutical Market (IPM) as well as to progress on the future growth levers of consumer healthcare, novel molecules, and digital therapeutics. *As of March 31, 2024, we had a total of 391 branded products in India and a field force of over 8,600 sales representatives to detail our product portfolio.* According to IQVIA in its report for the 12-month period ended March 31, 2024, our secondary sales grew by 7.3%. Our *market rank was 10th as per Moving quarterly total (MQT) March 2024* and 11th as per Moving Annual Total (MAT) in terms of sales value. Some key highlights of the segment during the year were:

- Became the 2nd largest vaccines player in India, through an exclusive partnership with Sanofi to distribute their vaccine brands in India
- Launched drug-free migraine management device, Nerivio®, our first digital therapeutic product in India
- Forayed into trade generics to increase our participation in the retail pharmaceutical market
- Entered into a licensing agreement with U.S.-based biopharma, Pharmazz, to market first-in-class Centhaquine (Lyfaquin®) for treatment of hypovolemic shock in India
- Partnered with Bayer to distribute the second brand for heart failure management drug, Vericiguat, in India
- Partnered with Jiangsu Hengrui Pharmaceuticals Co. Ltd. to promote its oral breast cancer NCE, Pyrotinib, in India
- Entered into an exclusive licence agreement with Wellington Zhaotai Therapies Limited to develop and commercialise a Chimeric antigen receptor - T (CAR-T) cell therapy asset, 'WL-002' in India
- CAR-T asset 'DRL-1801' was approved for clinical trial in India
- 14 brands are among the top 300 brands of the Indian pharmaceuticals market such as Omez, Voveran, Atarax, Econorm, Ketorol, Razo-D, Zedex, and the like
- 22 of our brands had revenues in excess of ₹ 1 bn in FY2024 as per IPM data
- Launched 13 new brands in the country

Outlook
In the near term, we will continue to focus on building big brands and winning in chosen therapy areas through differentiated portfolio and inorganic play, while also driving productivity improvement. In the medium to long term, our strategy is to build a healthy pipeline of differentiated products in relevant therapies including biosimilars, expand our presence in areas such as OTC and nutraceuticals, biologics, CAR-T, NCEs/NBEs, condition/disease management, digital ecosystem play.

Pharmaceutical Services and Active Ingredients (PSAI)

The PSAI business recorded revenues of ₹ 29.8 bn in FY2024, **an increase of 3% compared to the previous year.** In FY2024, PSAI contributed to 11% of our overall sales. This increase was largely on account of new products launched during the year and benefits from favourable currency rate fluctuations, partially offset by lower sales volumes and price erosion. In FY2024, *we filed 133 drug master files (DMFs) globally*, of which 11 were in the U.S. Cumulatively, our total active DMFs filed worldwide as of March 31, 2024 were 1,861, including 251 active DMFs filed in the U.S.

The PSAI segment primarily consists of our business of manufacturing and marketing active pharmaceutical ingredients (APIs) and intermediates, which are the principal ingredients for finished pharmaceutical products. APIs become finished pharmaceutical products when the dosages are fixed in a form ready for human consumption, such as a tablet, capsule, or liquid, using additional inactive ingredients. We also serve our customers with incremental value-added products, including semi-finished and finished formulations. This year, we entered into an agreement with the Bill & Melinda Gates Foundation to develop injectable contraception drug for low and middle-income countries in Asia and Sub-Saharan Africa, including India. This initiative will strengthen our portfolio in the women healthcare space.

Our PSAI segment also includes our pharmaceutical services business, under the entity, Aurigene Pharmaceutical Services Limited. Our objective is to be the preferred partner for innovator pharmaceutical companies, providing a complete range of services that are necessary to support their innovations to bring a new drug to the market quickly and efficiently.

Outlook
Our strategy of building a sustainable and growing business involves new product launches and the ramping up of base businesses in key geographies, while driving economies of scale and assurance of supply through backward integration. We will continue to leverage our relationships with key customers by supplying materials that have value addition instead of being 'plain vanilla' APIs. We aim to be a partner of choice for global pharmaceutical companies and achieve global leadership through costs and service.

Others

Others segment recorded revenues of ₹ 3.9 bn in FY2024, an increase of 29% compared to the previous year. In FY2024, this segment contributed to 1% of our overall sales. 84% of the segment's revenues is contributed by Aurigene Oncology Limited (AOL), which is our wholly-owned subsidiary and is a clinical stage biotech company committed to bringing novel therapeutics for the treatment of cancer and inflammation. It recorded a **revenue of ₹ 3.3 bn in FY2024, an impressive growth of 30% compared to the previous year**.

Quality Update

Our culture of quality is demonstrated in our relentless focus on building a quality mindset, as well as our continued investment in people and systems at each of our plants. We have a robust quality processes and systems in place at our developmental and manufacturing facilities to ensure that every product is safe and of high quality. In addition, we have integrated 'Quality by Design' to build quality into all processes and use quality tools to minimise process risks. We continue to invest in the training of our quality professionals to enable them to follow the high standards of quality that we are committed to. Our finished products undergo rigorous levels of testing before they are brought to the market. We also have a global pharmacovigilance programme to monitor the safety of our products.

We continuously undertake operational improvements, such as shop floor supervision and process walks, engineering, implementation of electronic batch records, and Laboratory Information Management Systems (LIMS) in quality control to eliminate manual errors and focus on the robustness of our processes. We continue to focus on simplifying and systematising standard operating procedures and batch records on the shop floor, strengthening controls with respect to Information Technology (IT) and shop-floor training programmes, standardisation of instrument calibrations and improving the rigour of investigations and document control systems. We strive towards continually strengthening our quality management systems and processes, in line with our commitment to producing safe and efficacious products of the highest product quality to the patient.

Our facilities are fully compliant with USFDA regulations and are maintained to be 'inspection ready' for any regulator at all times. Currently, the status for all our other facilities is either 'NAI', which means 'No Action Indicated' or 'VAI', which means 'Voluntary Action Indicated'.

Digital Transformation Update

Our pursuit of result-oriented digitalisation follows an integrated approach, aligned with broader organisational objectives, to drive productivity at scale within the Company and to enhance patient outcomes. We continue to collaborate with industry experts in our digital journey.

Our digital strategy has three areas of focus:


Digital Operations
extending OpsNext programme to other facilities and experimenting concepts of Digital Twin as a simulation alternative
Digital Platforms
leveraging digital tools, data, and analytics as an enabler of business growth
Digital Science
embedding data science and AI models in business operations

To read more about our digitisation initiatives, please refer to page 27 of our Integrated Report.

People Update

In FY2024, our initiatives aimed at enhancing people productivity, talent development, and organisational effectiveness, leveraging automation and digitalisation to reduce human intervention. We continue to take proactive steps to hire, retain talent and ensure continuity of business delivery through talent acquisition, talent management and succession planning initiatives.

Productivity enhancement, successful transition to role-based organisation and appropriate organisational structure has supported improved business performance. Emphasis was placed on capability building initiatives and personalised learning journeys aimed at equipping our talent with the requisite skills to effectively navigate forthcoming business challenges and thrive in evolving landscapes. Unpinning our people practices is our value of 'respect for the individual', which has enabled us to create a fair and inclusive workplace for our employees.

To read more about our detailed people practices and initiatives, please refer to page 36 of our Integrated Report.

Financial Update

Table 1 gives the abridged IFRS consolidated revenue performance of Dr. Reddy's for FY2024 compared to FY2023.
Table 2 gives the consolidated income statement.

TABLE 1 CONSOLIDATED REVENUE MIX BY SEGMENT (IN MN)

Particulars	FY2024			FY2023			Growth %
	(US$)	(₹)	%	(US$)	(₹)	%	
Global Generics	**2,945**	**245,453**	**87.9**	**2,565**	**213,768**	**86.9**	**15**
North America		129,895			101,704		28
Europe*		20,511			17,603		17
India		46,407			48,932		(5)
Emerging Markets#		48,640			45,529		7
PSAI	**358**	**29,801**	**10.7**	**349**	**29,069**	**11.8**	**3**
Others	**47**	**3,910**	**1.4**	**37**	**3,042**	**1.2**	**29**
Total	**3,350**	**279,164**	**100**	**2,951**	**245,879**	**100**	**14**

**Europe primarily includes Germany, the UK, Italy, France and Spain.*

#Emerging markets refer to Russia, other CIS countries, Romania and Rest of the World markets.

TABLE 2 CONSOLIDATED INCOME STATEMENT (IN MN)

Particulars	FY2024			FY2023			Growth %
	(US$)	(₹)	%	(US$)	(₹)	%	
Revenues	**3,350**	**279,164**	**100.0**	**2,950**	**245,879**	**100.0**	**14**
Cost of Revenues	1,387	115,557	41.4	1,278	106,536	43.3	8
Gross Profit	**1,963**	**163,607**	**58.6**	**1,672**	**139,343**	**56.7**	**17**
Operating Expenses							
Selling, General & Administrative expenses	926	77,201	27.7	816	68,026	27.7	13
Research and Development expenses	274	22,873	8.2	233	19,381	7.9	18
Impairment of non-current assets	0	3	0.0	8	699	0.3	(100)
Other operating expenses/ (income)	(50)	(4,199)	(1.5)	(71)	(5,907)	(2.4)	(29)
Results from operating activities	**813**	**67,729**	**24.3**	**686**	**57,144**	**23.2**	**19**
Finance expense/(income), net	(48)	(3,994)	(1.4)	(34)	(2,853)	(1.2)	40
Share of loss/(profit) of equity accounted investees, net of income tax	(2)	(147)	(0.1)	(4)	(370)	(0.2)	(60)
Profit before income tax	**862**	**71,870**	**25.7**	**724**	**60,367**	**24.6**	**19**
Income tax expense	194	16,186	5.8	184	15,300	6.2	6
Profit for the period	**668**	**55,684**	**19.9**	**541**	**45,067**	**18.3**	**24**
Diluted Earnings Per Share (EPS)	**4.01**	**334.02**		**3.25**	**270.85**		**23**

Revenues

Total revenues grew by 14% to ₹ 279,164 mn in FY2024. This was driven by increase in base business volumes, new product launches across our businesses, and the benefit from foreign exchange rate gains. It was partially offset by price erosion in our GG segment markets of NAG and Europe as well as the divestment of some of our non-core brands from India in the previous year.

Gross Profit

Gross profit increased by 17% to ₹ 163,607 mn in FY2024. This led to a gross profit margin of 58.6% in FY2024, representing an increase of 193 basis points compared to the previous year. The gross profit margin for GG was 62.9%. This increase was on account of favourable product mix, higher government incentive, productivity cost savings, partially offset by price erosion in select markets like U.S. and Europe and brand divestment income during previous period. For the PSAI business, the gross profit margin was 23.2%. The improvement in gross margin is on account of leverage in overall manufacturing overheads due to higher sales, favourable forex and higher government benefits.

Selling, General, and Administrative (SG&A) Expenses

SG&A expenses increased by 14% to ₹ 77,201 mn in FY2024. The increase is largely on account of higher investments in sales and marketing activities to strengthen our existing brands, new business initiatives including scaling up OTC and consumer health and wellness business, digitalisation initiatives and building strong commercial capabilities. SG&A accounted for 27.7% of sales in FY2024 in line with last year.

Research and Development (R&D) expenses

R&D expenses for FY2024 were ₹ 22,873 mn, or 8.2% of revenue, versus 7.9% in FY2023. The YoY increase by 18% is primarily on account of increase in number of filings and our developmental efforts to build a healthy pipeline of complex products across our markets for both small molecules and biosimilars.

We are committed to building, safeguarding and strengthening our research skills and stimulating innovative thinking throughout our organisation, which allows us to pursue operational excellence and value creation.

Impairment of Non-Current Assets

In FY2024, there has been a charge of ₹ 3 mn on impairment of non-current assets, in comparison to ₹ 699 mn in the previous year. The charge in the previous year was related to the medical cannabis-based business acquired from Nimbus Health GmbH and an impairment of the Company's product-related intangibles due to adverse market conditions.

Net Other Operating Income

In FY2024, Net Other Operating Income was ₹ 4,199 mn, versus ₹ 5,907 mn in the previous year. The net other income was lower for FY2024, primarily on account of higher net other income recognised in the previous year from a settlement agreement with Indivior Inc., Indivior UK Limited, and Aquestive Therapeutics Inc. as well as gain on sale of other intangible assets.

Net Finance Income

Net Finance Income was ₹ 3,994 mn in FY2024, versus ₹ 2,853 mn in FY2023. The increase was largely on account of higher profits from sale of investments, partially offset by lower gain on currency exchange rate fluctuations.

Net Profit

Net Profit increased by 24% to ₹ 55,684 mn in FY2024, versus ₹ 45,067 mn in the previous year. This represents a PAT margin of 19.9% of revenues versus 18.3% in FY2024. The effective tax rate was lower for full fiscal FY2024 mainly due to adoption of corporate tax rate under section 115BAA of the Income Tax Act of India.

Liquidity and Capital Resources

The data is given in **Tables 3 and 4**. Net Cash generated from operating activities in FY2024 was ₹ 45,433 mn. Investing activities net outflow amounting to ₹ 40,283 mn in FY2024 includes net investment in property, plant, equipment, and intangibles to build capacity and capabilities for future business growth. Cash outflow from financing activities during the fiscal was ₹ 3,763 mn. Closing cash and cash equivalents on March 31, 2024, was ₹ 7,107 mn.

TABLE 3 CONSOLIDATED CASH FLOW ACCORDING TO IFRS

(₹ mn)

Particulars	FY2024	FY2023
Opening Cash and Cash Equivalents	**5,779**	**14,852**
Cash flows from:		
(a) operating activities	45,433	58,875
(b) investing activities	(40,283)	(41,373)
(c) financing activities	(3,763)	(26,861)
Effect of exchange rate changes	(59)	286
Closing Cash and Cash Equivalents	**7,107**	**5,779**

TABLE 4 CONSOLIDATED WORKING CAPITAL (₹ MN)

Particulars	As on March 31, 2024	As on March 31, 2023	Change
Trade Receivables (A)	80,298	72,486	7,812
Inventories (B)	63,552	48,670	14,882
Trade Payables (C)	30,919	26,444	4,475
Working Capital (A+B-C)	**112,931**	**94,712**	**18,219**
Other Current Assets (D)	104,199	85,784	18,415
Total Current Assets (A+B+D)	**248,049**	**206,940**	**41,109**
Short & Long-term loans and borrowings, current portion (E)	14,030	12,194	1,836
Other Current Liabilities (F)	51,090	47,207	3,883
Total Current Liabilities (C+E+F)	**96,039**	**85,845**	**10,194**

Debt-equity

In FY2024, long-term borrowings, including the current and non-current portion, increased by ₹ 1,215 mn as compared to FY2023. On March 31, 2024, our Company's debt-to-equity ratio was 0.07, which is marginally higher than that on March 31, 2023, which was at 0.06. Table 5 gives the data. The net debt-to-equity position was at (0.23) versus (0.21) last year.

TABLE 5 DEBT AND EQUITY POSITION (₹ MN)

Particulars	As on March 31, 2024	As on March 31, 2023	Change
Total Shareholders' Equity	**280,550**	**230,991**	**49,559**
Long-term debt (current portion)	1,307	4,804	(3,497)
Long-term debt (non-current portion)	5,990	1,278	4,712
Short-term borrowings	12,723	7,390	5,333
Total Debt	**20,020**	**13,472**	**6,548**

Internal Controls

Our Company's corporate governance framework includes well-developed systems of internal controls, designed to provide reasonable assurance on achievement of organisational objectives. The effectiveness of these controls are ensured through clear policies and procedures, process automation, training and development of employees and segregation of responsibilities.

Our internal audit team is an independent assurance and advisory function, responsible for evaluating and improving the effectiveness of risk management, control and governance processes. The Audit Committee of the Board monitors the performance of the internal audit team on a periodic basis through review of audit plans, audit findings and issue resolution.

To read more about our internal control systems, please refer to pages 88 and 177 of our Integrated Annual Report.

Enterprise-wide Risk Management (ERM) Update

Our ERM function focusses on the identification, assessment and mitigation of key sectoral, business, operational and strategic risks. Towards this end, the team collaborates with businesses as well as functions such as quality assurance, compliance, information security, safety, HR, internal audit, and other assurance teams. It also monitors external trends on liabilities and risks related to the industry.

Risks are aggregated at the unit, function, and organisation levels and are categorised by risk groups. Our response framework categorises these risks into:

- Internal (preventable)
- Internal (strategic)
- External risks

The Integrated Assurance Forum and the Executive Risk Management Committee are management-level committees that help the ERM function to prioritise organisation-wide risks and steer mitigation efforts, in line with our risk appetite.

Mitigation work carried out by the ERM team is regularly reviewed, and the progress of key risks is discussed with the Executive Risk Management Committee and senior management, as well as at the Risk Management Committee of the Board of Directors.

During FY2024, risk mitigation efforts included review of risks and mitigations related to risks identified (See Figure 4).

Figure 4: Risks Identified


Data Privacy
Ethics and Compliance Risk
Product Development
Geo-Political Risks
Counterfeiting Risk
Foreign Exchange Risk
Cyber Security
Data Governance
Quality
Supply Chain Management
Safety
Talent and Capabilities Risk
Other Regulatory Updates

To read more about our ERM governance, please refer to pages 64 and 115 of this Integrated Report.

Environmental, Social and Governance (ESG) Update

In 2022, we announced our ESG vision for 2030 in line with our commitment to make a positive impact in society and to ensure long-term business continuity. We have in place a strong, multi-level governance structure across our Company to advance our sustainability agenda. ***We continue to embed and integrate sustainability into our decision-making and strategy, identify tangible actions with defined timelines to track our progress and agree on metrics to evaluate our performance.*** To better report on the linkages between our strategy, governance, and financial performance in an ESG context, we have produced our second publication of the integrated report in FY2024.

To read more about our detailed ESG performance and initiatives, please refer to pages 30 to 59 and page 108 of this Integrated Report.

Outlook

In line with our purpose of accelerating access to affordable and innovative medicines, we will continue to leverage our diversified geographical presence, robust product pipeline across generics and biosimilars, and our commitment to a sustainable tomorrow to deliver sustained growth momentum and financial outcomes as well as long-term value for our stakeholders.

In FY2024, beyond our core businesses, we have made strategic moves towards providing innovative, patient-centric healthcare solutions to our patients, with the intent of addressing unmet needs and improving their lives (See Figure 5). While we will focus on integrating these efforts with our existing business, we will also continue to collaborate and partner to build the businesses within our identified new areas of growth – novel assets, consumer health/ OTC and digital therapeutics.

We will continue to exercise financial prudence and drive operating efficiency and productivity, while also investing in quality systems, strengthening our R&D efforts, and invest in talent and digital initiatives. Powered by a strong balance sheet and robust cash generation in FY2024, we will continue to complement our organic growth efforts with pragmatic inorganic initiatives.

Figure 5: Our Strategic Growth Drivers

Strengthening Our Core


API
Generics
Biosimilars
OTC
Branded Generics

(Growth Drivers in Short to Medium Term)

Investing in Businesses of the Future


Access to Novel Molecules
Consumer Health
Digital Health Solutions

(Growth Drivers in Short to Long Term)

Cautionary Statement

The management of Dr. Reddy's has prepared and is responsible for the financial statements that appear in this report. These are in conformity with IFRS, as issued by the International Accounting Standards Board, and accounting principles generally accepted in India and, therefore, include amounts based on informed judgements and estimates. The management also accepts responsibility for the preparation of other financial information that is included in this report. This write-up includes some forward-looking statements, within the meaning of section 27A of the U.S. Securities Act of 1933, as amended and section 21E of the U.S. Securities Exchange Act of 1934, as amended.

The management has based these forward-looking statements on its current expectations and projections about future events. Such statements involve known and unknown risks, uncertainties, and other factors that may cause actual results to differ materially. These factors include, but are not limited to, changes in local and global economic conditions, changes in government regulations, ability to successfully implement the strategy, manufacturing or quality control outcomes, ability to achieve expected results from investments in our product pipeline, change in market dynamics, technological change, currency fluctuations, and exposure to various market risks. By their nature, these expectations and projections are only estimates and could be materially different from actual results in the future. Readers are cautioned not to place undue reliance on these forward-looking statements, which reflect management's analysis and assumptions only as of the date hereof. In addition, readers should carefully review the other information in this annual report and in our periodic reports and other documents filed with all the stock exchanges.

Five Years at a Glance

(₹ Mn)

Year ending March 31	2024	2023	2022	2021	2020
Income Statement Data					
Revenues	279,164	245,879	214,391	189,722	174,600
Cost of revenues^	115,557	106,536	100,551	86,645	80,591
Gross profit	**163,607**	**139,343**	**113,840**	**103,077**	**94,009**
as a % of revenues	58.6	56.7	53.1	54.3	53.8
Operating Expenses:^					
Selling, general and administrative expenses	77,201	68,026	62,081	54,650	50,129
Research and development expenses	22,873	19,381	17,482	16,541	15,410
Impairment of non-current assets	3	699	7,562	8,588	16,767
Other Operating (income) / expenses, net	(4,199)	(5,907)	(2,761)	(982)	(4,290)
Total operating expenses^	**95,878**	**82,199**	**84,364**	**78,797**	**78,016**
Operating income	**67,729**	**57,144**	**29,476**	**24,280**	**15,993**
as a % of revenues	24.3	23.2	13.7	12.8	9.2
Finance Costs, net:					
Finance income	5,705	4,281	3,077	2,623	2,461
Finance expenses	(1,711)	(1,428)	(958)	(970)	(983)
Finance (expense) / income, net	**3,994**	**2,853**	**2,119**	**1,653**	**1,478**
Share of profit of equity accounted investees, net of income tax	147	370	703	480	561
Profit before income tax	**71,870**	**60,367**	**32,298**	**26,413**	**18,032**
Income tax benefit/(expense)	(16,186)	(15,300)	(8,730)	(9,175)	1,466
Profit for the year	55,684	45,067	23,568	17,238	19,498
as a % of revenues	19.9	18.3	11.0	9.1	11.2
Earnings per share (₹)					
Basic	335	271	142	104	118
Diluted	334	271	142	104	117
Dividend declared per share for the year (DPS) (₹)	40	40	30	25	25
Balance Sheet Data					
Cash and cash equivalents, net of bank overdraft	7,107	5,779	14,852	14,820	1,962
Operating working capital*^	112,931	94,711	92,076	71,309	68,685
Total assets	387,518	321,854	296,654	265,491	232,241
Total long-term debt, excluding current portion	5,990	1,278	5,746	6,299	1,304
Total stockholders' equity	280,550	230,991	190,527	173,062	154,988
Additional data					
Net cash provided by / (used in):					
Operating activities	45,433	58,875	28,108	35,703	29,841
Investing activities	(40,283)	(41,373)	(26,387)	(22,660)	(4,923)
Financing activities	(3,763)	(26,861)	(2,422)	(298)	(25,159)
Effect of exchange rate changes on cash	(59)	286	733	113	(25)
Expenditure on property, plant and equipment & intangibles	(27,435)	(18,866)	(19,049)	(12,561)	(6,115)

^ Figures are restated for previous years

** Operating working capital = Trade receivables + Inventories - Trade payables*

Key Financial Ratios

Year ending March 31	2024	2023	2022	2021	2020
Profitability Ratios					
EBITDA Margin %	30%	30%	24%	25%	27%
Gross Margin %	59%	57%	53%	54%	54%
- Global Generics	63%	62%	58%	59%	57%
- PSAI	23%	16%	22%	29%	24%
Net Profit Margin (%)	19.9%	18.3%	11.0%	9.1%	11.2%
Return on Net Worth (%)	20%	20%	12%	10%	13%
Asset Productivity Ratios					
Fixed Asset Turnover	3.9	3.8	3.6	3.5	3.3
Total Assets Turnover	0.8	0.8	0.8	0.8	0.8
Working Capital Ratios					
Working Capital Days	219	182	214	188	188
Inventory Days	196	163	184	177	154
Debtors Days	103	103	108	91	100
Creditor Days	80	84	79	80	67
Gearing Ratios					
Net Debt/Equity	(0.23)	(0.21)	(0.08)	(0.04)	(0.03)
Interest Coverage	39.7	40.3	31.5	25.5	16.8
Current Ratio	2.6	2.4	1.9	1.8	1.8
Valuation Ratios					
Earnings per share (₹)	334.0	270.9	141.7	103.6	117.4
Book Value per share (₹)^	1,683	1,388	1,145	1,041	933
Dividend Payout	12%	15%	21%	24%	21%
Trailing Price/Earnings Ratio	18.4	17.1	30.3	43.6	26.6

(1) Fixed Asset Turnover: Net Sales / Average Net Fixed Assets (Property, plant and equipment)

(2) Total Asset Turnover: Net Sales / Average Total Assets

(3) Working Capital Days: Inventory Days + Receivable Days – Payable Days

*(4) Inventory Days: (Average of closing Inventory - as on end of September and March) / (Cost of Revenue during last 6 months) * 182*

(5) Receivable Days: Outstanding receivables netted-off with the daily average sales; starting from the latest month

*(6) Payable Days: (Average of closing Payables - as on end of December and March) / (Material cost during last 3 months) * 90*

(7) Book Value per share: Equity/Outstanding equity shares

(8) Dividend Payout: DPS/EPS

(9) Trailing price: Closing share price on the last working day of March

^ Figures are restated for previous years

Board's Report

Dear Member,

Your Directors are pleased to present the 40th Annual Report of the Company for the year ended March 31, 2024.

FINANCIAL HIGHLIGHTS AND COMPANY AFFAIRS

Table 1 gives the consolidated and standalone financial highlights of the Company based on Indian Accounting Standards (Ind AS) for FY2024 (i.e. from April 1, 2023 to March 31, 2024) compared to the previous financial year.

The Company's consolidated total income for the year was ₹ 289.1 bn, which was up by 12% over the previous year. Profit before tax (PBT) was ₹ 72.0 bn, representing an increase of 19% over the previous year.

The Company's standalone total income for the year was ₹ 203.5 bn, which was up by 16% over the previous year. PBT was ₹ 57.9 bn, which was higher by 50% over the previous year.

Revenues from lines of business and geographies given below are from the Company's IFRS results.

Revenues from Global Generics were up by 15% and stood at ₹ 245.5 bn. There was growth across businesses of North America, Europe and Emerging Markets.

Revenues from North America stood at ₹ 129.9 bn, registering a strong year on year growth of 28%. This was largely on account of increase in volumes for some of our existing products and revenue contribution from acquisitions during the year, partly offset by price erosions in some of our products. During the year, the Company filed 17 Abbreviated New Drug Applications (ANDAs) in the United States (US). As of March 31, 2024, there were 86 generic filings awaiting approval with the US Food and Drug Administration (USFDA), comprising 81 ANDAs and 5 NDAs filed under Section 505(b)(2) of the Federal Food, Drug and Cosmetic Act.

Revenues from Emerging Markets were ₹ 48.6 bn, showing a year-on-year growth of 7%.

Revenues from India stood at ₹ 46.4 bn, a year-on-year decline of 5%. Excluding the income from divestment of non-core brands in the previous year, on a re-based comparator, India growth is in mid-single digit.

Revenues from Europe were ₹ 20.5 bn, a year-on-year growth of 17%.

Revenues from Pharmaceutical Services and Active Ingredients (PSAI) stood at ₹ 29.8 bn, which was higher by 3% compared to previous year. During the year, the Company filed 133 Drug Master Files (DMFs) worldwide, including 11 filings in the US.

TABLE 1 FINANCIAL HIGHLIGHTS (₹ mn)

PARTICULARS	CONSOLIDATED		STANDALONE	
	FY2024	FY2023	FY2024	FY2023
Total Income	289,054	257,252	203,461	175,538
Profit before depreciation, amortization, impairment and tax	86,566	73,316	67,929	47,943
Depreciation and amortization	14,700	12,502	9,756	9,232
Impairment of non-current assets	3	699	260	51
Profit before tax and before share of equity accounted investees	71,863	60,115	57,913	38,660
Share of profit of equity accounted investees, net of tax	147	370	-	-
Profit before tax	72,010	60,485	57,913	38,660
Tax Expense	16,231	15,412	14,493	12,532
Net Profit for the year	**55,779**	**45,073**	**43,420**	**26,128**
Opening balance of retained earnings	200,228	160,341	175,048	154,030
Net profit for the year	55,779	45,073	43,420	26,128
Other comprehensive income/(loss)	-	-	1	-
Dividend paid during the year	(6,648)	(4,979)	(6,648)	(4,979)
Transfer to SEZ re-investment Reserve, net	-	(131)	-	(131)
Transfer from SEZ re-investment Reserve, net	233	-	233	
Transfer to Debenture Redemption Reserve	-	(76)	-	-
Transfer from Debenture Redemption Reserve	380	-	-	
Closing balance of retained earnings	**249,972**	**200,228**	**212,054**	**175,048**

Note: FY2024 represents fiscal year 2023-24, from April 1, 2023 to March 31, 2024, and analogously for FY2023 and such other labelled years.

DIVIDEND

Your Directors are pleased to recommend a dividend of ₹ 40 (800%) on every equity share of ₹ 5/-, for FY2024. As per the Dividend Distribution Policy of the Company, the amount of maximum dividend pay-out (including interim dividend) can be up to 20% of the cash profit under consolidated financial statement prepared under Indian Accounting Standards (IND-AS). The recommended dividend is in line with the provision of the said policy.

The dividend, if approved at the 40th Annual General Meeting ("AGM") will be paid to those members whose names appear on the register of members of the Company as of end of the day on July 16, 2024. The total dividend pay-out will be approximately ₹ 667 cr, resulting in a pay-out of 9.5% of the consolidated cash profit for the financial year ended March 31, 2024. Such dividend will be taxable in the hands of the members in terms of the provisions of the Income Tax Act, 1961.

In terms of Regulation 43A of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015 ("SEBI Listing Regulations"), the Dividend Distribution Policy, is available on the Company's website on https://www.drreddys.com/cms/cms/sites/default/files/2021-12/htmlCode%20%284%29.pdf

TRANSFER TO RESERVE

The Company has not proposed to transfer any amount to the general reserve for the year ended March 31, 2024.

SHARE CAPITAL

The paid-up share capital of your Company increased by ₹ 1.45 mn from ₹ 832.64 mn to ₹ 834.09 mn in FY2024 due to allotment of 290,390 equity shares of ₹ 5 each, on exercise of stock options by eligible employees through the 'Dr. Reddy's Employees Stock Option Scheme, 2002' and 'Dr. Reddy's Employees ADR Stock Option Scheme, 2007'. The equity shares issued pursuant to the above Employee Stock Option Schemes rank pari-passu with the existing equity shares of the Company

PUBLIC DEPOSIT

The Company has not accepted any deposits covered under Chapter V of the Companies Act, 2013 (the "Act").

CHANGE IN THE NATURE OF BUSINESS, IF ANY

During the year, there was no change in the nature of business of the Company. Further there was no significant change in the nature of business carried on by its subsidiaries.

MATERIAL CHANGES AND COMMITMENTS AFFECTING THE FINANCIAL POSITION BETWEEN THE END OF THE FINANCIAL YEAR AND DATE OF THE REPORT

There have been no material changes and commitments affecting the financial position of the Company which have occurred between the end of the financial year of the Company to which the financial statements relate and the date of this report.

SUBSIDIARIES AND ASSOCIATES

The Company has forty-one overseas subsidiaries companies (including step down subsidiaries), ten subsidiary companies (including step-down subsidiary) in India and two joint venture company as on March 31, 2024.

During the FY2024, Dr. Reddy's Laboratories SA, in Switzerland, a wholly-owned subsidiary of the Company, has incorporated a wholly-owned subsidiary in Jamaica, named "Dr. Reddy's Laboratories Jamaica Limited". Accordingly, Dr. Reddy's Laboratories Jamaica Limited is a step-down wholly-owned subsidiary of the Company w.e.f. September 25, 2023. Dr. Reddy's Nutraceuticals Limited has been incorporated as wholly-owned subsidiary of the Company in India on March 14, 2024.

Section 129(3) of the Act, states that where the Company has one or more subsidiaries or associate companies, it shall, in addition to its financial statements, prepare a consolidated financial statements of the Company and of all subsidiaries and associate companies in the same form and manner as that of its own and also attach along with its financial statements, a separate statement containing the salient features of the financial statements of its subsidiaries and associates.

Hence, the consolidated financial statements of the Company and all its subsidiaries and associates, prepared in accordance with Ind AS 110 and 111 as specified in the Companies (Indian Accounting Standards) Rules, 2015, forms part of the Integrated Annual Report. Moreover, a statement containing the salient features of the financial statements of the Company's subsidiaries and joint ventures in the prescribed Form AOC-1, is attached as **Annexure I** to this Board's Report. This statement also provides details of the performance and financial position of each subsidiary and joint venture.

In accordance with Section 136 of the Act, the audited financial statements and related information of the Company and its subsidiaries, wherever applicable, are available on

the Company's website: www.drreddys.com. These are also available for inspection during regular business hours at our registered office in Hyderabad, India and/or in electronic mode.

MATERIAL SUBSIDIARIES

In terms of Regulation 16(1)(c) of the SEBI Listing Regulations, Material Subsidiary shall mean a subsidiary, whose income or net worth exceeds ten percent of the consolidated income or net worth, respectively, of the Company and its subsidiaries in the immediately preceding accounting year. Accordingly, the Company has four material overseas subsidiary companies as on March 31, 2024, namely, Dr. Reddy's Laboratories Inc. (USA), Dr. Reddy's Laboratories SA (Switzerland), Dr. Reddy's Laboratories LLC (Russia) and Reddy Holding GmbH (Germany).

Further, in terms of Regulation 24(1) of the SEBI Listing Regulations, at least one Independent Director on the Board of the Company shall be a Director on the Board of an unlisted material subsidiary, i.e. a subsidiary, whose income or net worth exceeds twenty percent of the consolidated income or net worth respectively, of the Company and its subsidiaries in the immediately preceding accounting year. In compliance with the said provisions, Mr. Arun M Kumar (DIN: 09665138), Independent Director of the Company, was appointed as a Director on the Board of Dr. Reddy's Laboratories Inc. (USA) w.e.f. September 21, 2022.

Dr. Claudio Albrecht (DIN: 10109819), Independent Director of the Company, has been appointed as a Director on the Board of Dr. Reddy's Laboratories SA (Switzerland) on July 6, 2023. Mr. Sridar Iyengar (DIN: 00278512), ceased as the Director of Dr. Reddy's Laboratories SA (Switzerland) on July 30, 2023, consequent to his retirement as an Independent Director of the Company.

PARTICULARS OF LOANS, GUARANTEES OR INVESTMENTS

The Company makes investments or extends loans/ guarantees to its wholly-owned subsidiaries for their business purposes.

Details of loans, guarantees and investments covered under Section 186 of the Act, along with the purpose for which such loan or guarantee was proposed to be utilised by the recipient, form part of the notes to the financial statements provided in this Integrated Annual Report.

CORPORATE GOVERNANCE AND ADDITIONAL SHAREHOLDERS' INFORMATION

A detailed report on the Corporate Governance systems and practices of the Company is given in a separate chapter of this Integrated Annual Report. Similarly, other information for shareholders is provided in the chapter on *Additional Shareholders' Information*. The Company has also formulated a Group Governance Policy to monitor governance of its unlisted subsidiaries across the globe.

A certificate from M/s. S.R. Batliboi & Associates LLP, Statutory Auditors of the Company, confirming compliance with the conditions of corporate governance is attached to the chapter on Corporate Governance.

MANAGEMENT DISCUSSION AND ANALYSIS

A detailed report on the Management Discussion and Analysis in terms of Regulation 34 of the SEBI Listing Regulations is provided as a separate chapter in the Integrated Annual Report.

BOARD OF DIRECTORS AND KEY MANAGERIAL PERSONNEL

APPOINTMENTS

During the year, the appointment of Dr. Claudio Albrecht (DIN: 10109819), as an Independent Director of the Company, with effect from May 10, 2023, was approved at the Annual General Meeting held on July 27, 2023.

Further, the appointment of Dr. Alpna Seth (DIN: 01183914) and Mr. Sanjiv Mehta (DIN: 06699923), as an Independent Director of the Company, with effect from September 19, 2023 and December 29, 2023 respectively, were approved by the members through Postal Ballot, on November 15, 2023 and February 14, 2024 respectively.

The Board opined that the above Independent Director possessed requisite experience and expertise (including the proficiency).

RETIREMENT AND RESIGNATION

Mr. Sridar Iyengar (DIN: 00278512) has retired as an Independent Directors of the Company with effect from close of business hours on July 30, 2023, after completion of his second term of directorship which was from July 31, 2019 to July 30, 2023.

The Board placed on record its sense of deep appreciation for the services rendered by the above Independent Director to the Company.

RETIREMENT BY ROTATION

Mr. K Satish Reddy (DIN: 00129701), Chairman, is liable to retire by rotation at the forthcoming 40th AGM and being eligible, seeks re-appointment. For reference of members, a brief profile of Mr. K Satish Reddy DIN: 00129701) is given in the Chapter on Corporate Governance and in the Notice convening the 40th AGM.

RE-APPOINTMENT OF WHOLE TIME DIRECTOR

During the year, the members of the Company at its AGM held on July 27, 2023, approved the re-appointment of Mr. G V Prasad, a director retire by rotation, designated as Co-Chairman and Managing Director of the Company.

None of the Directors is disqualified under Section 164 of the Act. They are not debarred from holding the office of Director pursuant to any order of SEBI or any other authority. Further details are provided in the chapter on *Corporate Governance*.

CHANGES IN KEY MANAGERIAL PERSONNEL (KMP)

During the year under review, there were no changes in the Key Managerial Personnel of the Company. As on the date of this report, the Company has the following Key Managerial Personnel as per Section 2(51) and Section 203 of the Act:

SL. NO.	NAME OF KMP	DESIGNATION
1	Mr. G V Prasad	Co-Chairman and Managing Director
2	Mr. Erez Israeli	Chief Executive Officer
3	Mr. Parag Agarwal	Chief Financial Officer
4	Mr. K Randhir Singh	Company Secretary, Compliance Officer & Head-CSR

The Board at its meeting held on May 7, 2024 took note of the retirement of Mr. Parag Agarwal as the Chief Financial Officer of the Company, effective from close of working hours on July 31, 2024, consequent to his decision to expand his involvement in philanthropy for the cause of making a meaningful difference to the lives of the most vulnerable segment of the society– the voiceless animals. The Board also approved the appointment of Mr. M V Narasimham, as the Chief Financial Officer of the Company with effect from August 1, 2024.

DECLARATION BY INDEPENDENT DIRECTORS

In accordance with Section 149(7) of the Act, each Independent Director has confirmed to the Company that he or she meets the criteria of independence laid down in Section 149(6) of the Act, and is in compliance with Rule 6(3) of the Companies (Appointment and Qualifications of Directors) Rules, 2014 and Regulation 16(1)(b) of the SEBI Listing Regulations. Further, each Independent Director has affirmed compliance to the Code of Conduct for Independent Directors as prescribed in Schedule IV of the Act. The Board has taken on record such declarations after due assessment of their veracity.

BOARD EVALUATION

Pursuant to the provisions of the Act, and the SEBI Listing Regulations, the Board has carried out performance evaluation of its own performance, the Directors (including the Chairman) individually, as well as the evaluation of the working of the Committees. The recommendations were discussed with the Board and individual feedback was provided. The Board evaluation process was completed for FY2024. Further details of Board evaluation are given in the chapter on Corporate Governance.

APPOINTMENT OF DIRECTORS AND REMUNERATION POLICY

Assessment and appointment of members to the Board are based on a combination of criteria that includes ethics, personal and professional stature, domain expertise, gender diversity and specific qualifications required for the position. For appointment of an Independent Director, the independence criteria defined in Section 149(6) of the Act, and Regulation 16(1)(b) of the SEBI Listing Regulations are also considered.

In accordance with Section 178(3) of the Act, Regulation 19(4) of the SEBI Listing Regulations and on recommendation of the Company's Nomination, Governance and Compensation Committee, the Board adopted a Remuneration Policy for Directors, KMP, senior management and other employees that outlines the guidelines related to performance evaluation of Directors, remuneration principles and Board diversity. The Policy forms part of the chapter on Corporate Governance.

EXECUTIVE REMUNERATION

OVERVIEW AND PHILOSOPHY

Our executive compensation programme supports attracting, motivating, and encouraging continuity of relevant leaders who advance our critical business objectives and promote the creation of shareholders' value over the long-term. The key tenets are:

a) Attract highly talented individuals from within and across industries drawing from a diverse pool of global talent.

b) Provide long term and short-term incentives that advance the interests of shareholders and deliver levels of pay commensurate with performance.

APPROACH TO PAY BENCHMARKING

The three principal components of the compensation package include, base salary, annual cash-based variable pay, and equity-based long-term incentives. In making decisions with respect to each element of compensation, the competitive market for executives and compensation levels of the comparable companies are considered.

Pay practices at companies with which Dr. Reddy's competes for talent, including those engaged in similar activities are reviewed from time to time. Our approach is to be *market aware and not market driven*. We believe that information regarding pay practices at other companies is useful to assess the reasonableness and competitiveness of our own.

We generally target executive pay to be within range of 75th percentile of pay packages for executives in similar positions, responsibilities and/or experience in similar companies of comparable size.

We identify certain roles that are fungible across multiple industries where our comparative pool is not limited to peer generic pharmaceutical organisations. In such cases – a wider sample is selected comprising of non-pharma marquee organisations operating in the country with whom Dr. Reddy's competes for talent.

REVIEW AND INCREMENTS

Executive compensation is reviewed annually.
Executive increment percentages approach is lesser than the Company average, while the frontline receiving the highest increase. A higher increase may be made in the event of a role change, promotion. The Company's performance, affordability, individual performance and compensation history are other considerations, while deciding on compensation.

EXECUTIVE DIRECTOR COMPENSATION

Our executive directors' compensation comprises of a fixed monthly component and a profit based annual commission based on standalone net profits of the Company. The total remuneration to be paid to the executive directors is within the limits prescribed under the provisions of the Companies Act, 2013.

While recommending such a commission, the NGCC also takes into account the overall corporate performance in a given year and the Key Performance Indicators (KPIs). The considerations include but are not limited to: Financial metrics covering growth in return on capital employed (RoCE) and profitability, non-financial metrics covering aspects such as health, brand building, compliance, quality and sustainability of operations of the organisation, as may be agreed upon from time to time with the Company.

Perquisites and retirement benefits are paid in accordance with the Company's compensation policies, as applicable to all employees. The Company, in compliance with Section 197 of the Act and the SEBI Listing Regulations, does not grant any stock options to the Executive Directors. No severance fee is payable to them.

In terms of the approval given by the members of the Company, each of the Executive Directors was entitled to get 0.75% of the net profits of the Company, i.e. ₹ 43.97 cr each. However, the Board, on the recommendation of the NGCC approved a fair commission for the Executive Directors, i.e. ₹ 9 cr and ₹ 16 cr for Mr. K Satish Reddy and Mr. G V Prasad, respectively.

CEO COMPENSATION

Our CEO compensation comprises of guaranteed cash, short term incentives in the form of variable pay, long-term incentives, retirals, and perquisites. 75% of our CEO pay is at risk and linked with the Company's performance in terms of balanced scorecard achievement against plan and Company stock performance.

Short Term incentives are tied to the Company performance against the balanced scorecard and individual performance of the CEO as determined by the Board of Directors.

In FY2024, Mr. Erez Israeli, Chief Executive Officer, has received an increment of 2.4% on fixed compensation. His fixed salary was ₹ 6.27 cr, with a target variable pay of 100%, and long term incentives of value ₹ 13.77 cr vesting at the end of 3 years.

PERFORMANCE MANAGEMENT

Our current performance management follows a balanced scorecard approach comprising of current business performance, future business performance, ESG, digital, people, compliance and safety related metrics.

The Board of Directors uses a stringent process to set ambitious financial targets in line with the strategy of the Company. In addition to the financial targets, the scorecard also has ambitious strategic objectives across key priority areas, including targets related to ESG matters. The scorecard is proposed by management council to the Board of Directors for approval before the start of the financial year.

Each parameter is devised into a metric, financial or otherwise and is measured quarterly. Non-financial parameters have a cap of 100% achievement while financial parameters are scored based on a predetermined grid.

Additional considerations such as wind-falls, impairments and one-offs are measured separately.

Our performance management process is specifically adapted to different employee cohorts based on their specific needs, the overall principles remain the same across all the models.

Performance evaluation of Management Council ("MC") member's focuses on achievement of their Business Unit Scorecard. Individual MC evaluation focusses on achievement of

a) The BU (Business Unit) scorecard for the year that contributes to the delivery of the overall Company's strategy.

b) Demonstration of desired leadership behaviours and aligned to the overall Company values

Balanced scorecard performance is measured in constant currencies to reflect operational performance that can be influenced.

COMPANY PERFORMANCE FOR FY2024

In FY2024, we achieved robust financial performance. Our revenue grew by 14%, with EBITDA margins reaching 29.7% for the year. Additionally, our ROCE exceeded 36%. These impressive results were primarily fueled by our strong performance in USA. Our record financial performance in the last two years has been led by a blockbuster product in the U.S. We are working hard to ensure that our current investments and diversified business model approach help us maintain sustained growth in the upcoming years.

In our identified future growth spaces of access to novel molecules, digital therapeutics, and consumer healthcare, once again strategic partnerships have been important. We have taken early steps in the area of digital therapeutics, starting with the launch of the drug-free migraine management device Nerivio® in partnership with Theranica. Our all-time readiness approach stood us in good stead but we continue our state of constant vigilance in Quality compliance.

We also continue our efforts to be viewed as the partner of choice for our commercial strengths and footprint, our governance, ESG and progressive practices, and our discipline. While our people put in every effort to ensure we meet our business targets and ESG goals, there are always challenges along the way.

A brief snapshot of our scorecard performance for FY2024 is given below.

Pillar	Wt	Achievement
Current Business Financial Performance	45%	Above Plan
Future Business Readiness	24%	Below Plan
Business Enablers – People and Digital	14%	Below Plan
Compliance and Sustainability	17%	Below Plan

Overall Evaluation – Met Performance Expectations

VARIABLE PAY FOR CEO

Variable Pay is paid based on annual performance target achievements as cash in the first quarter of the next financial year. The payout range for individual performance is between 0% to 150%. Overall payout is capped at 300% of target.

The FY2023 balanced scorecard showed good financial results, including sales and operating income performance at target and most strategic objectives were achieved or exceeded. Based on the overall assessment, the Board of Directors decided on an Annual Incentive payout for the CEO amounting to ₹ 13.4 cr.

LONG TERM INCENTIVE PLAN FOR CEO

Majority of the grants are ESOPs granted at fair market value, a small portion is in the form of Performance modified phantom shares that allows for multiplicative upside basis performance against defined metrics.
Grants are made annually and they cliff Vesting at the end of 3 years. ESOPs are exercisable at fair market value (at the time of grant) and the Phantom Shares are payable in cash upon vesting.

MALUS AND CLAWBACK

Any performance linked compensation paid to Management Committee members is subject to malus and clawback rules. This means that the NGCC may decide – subject to applicable law – to retain any unpaid or unvested incentive compensation (malus), or to recover incentive compensation that has been paid or vested in the past (clawback).

This applies in cases where the payout has resulted from a violation of laws or conflicts with internal management standards, including Company and accounting policies. This principle applies to both the short-term Annual Incentive and Long-Term Incentive (LTI) plans.

NUMBER OF BOARD MEETINGS

The Board of Directors met six times during the year. In addition, an annual Board retreat was held to discuss strategic matters. The intervening gap between the meetings was within the period prescribed under the Act and the SEBI Listing Regulations. Details of Board meetings and the Board retreat are given in the chapter on *Corporate Governance*.

SEPARATE MEETING OF INDEPENDENT DIRECTORS

In terms of requirements under Schedule IV of the Act and Regulation 25(3) of the SEBI Listing Regulations, four separate meetings of the Independent Directors were held during FY2024. Further details are mentioned in the chapter on *Corporate Governance*.

COMMITTEES OF THE BOARD

As on March 31, 2024, the Board has the following Committees:

i) Audit Committee;

ii) Stakeholders' Relationship Committee;

iii) Nomination, Governance and Compensation Committee;

iv) Sustainability and Corporate Social Responsibility Committee;

v) Risk Management Committee;

vi) Science, Technology and Operations Committee; and

vii) Banking and Authorisations Committee

All the recommendations made by the Board committees, including the Audit Committee, were accepted by the Board. The details of the above Committees are given in the Chapter on *Corporate Governance*.

DIRECTORS' RESPONSIBILITY STATEMENT

In terms of Section 134(5) of the Act, your Directors state that:

1. Applicable accounting standards have been followed in the preparation of the annual accounts and that no material departures have been made from the same;

2. Accounting policies have been selected and applied consistently. Judgments and estimates made are reasonable and prudent, so as to give a true and fair view of the state of affairs of the Company at the end of the FY2024 and of the profit of the Company for that period;

3. Proper and sufficient care has been taken to maintain adequate accounting records in accordance with the provisions of the Act for safeguarding the assets of the Company and for preventing and detecting fraud and other irregularities;

4. Annual accounts have been prepared on a going concern basis;

5. Adequate internal financial controls for the Company to follow have been laid down and these are operating effectively; and

6. Proper and adequate systems have been devised to ensure compliance with the provisions of all applicable laws and these systems are operating effectively.

ADEQUACY OF INTERNAL FINANCIAL CONTROL SYSTEMS

The Company has in place adequate internal financial controls with reference to its financial statements. These controls ensure the accuracy and completeness of the accounting records and the preparation of reliable financial statements.

ENTERPRISE RISK MANAGEMENT ("ERM")

The Company has a Risk Management Committee of the Board, consisting entirely of Independent Directors. Details of the Committee and its terms of reference are set out in the chapter on *Corporate Governance*.

The Audit Committee and Risk Management Committee review key risk elements of the Company's business, finance, operations and compliance, and their respective mitigation strategies. The Risk Management Committee reviews strategic, business, compliance and operational risks whereas the Audit Committee reviews issues around ethics and fraud, internal control over financial reporting (ICOFR), as well as process risks and their mitigation.

The Company's Executive Risk Management Committee operates under the Company's Risk Management Policy and focuses on risks associated with the Company's business and compliance matters. This Committee periodically reviews matters pertaining to risk management. Additionally, the Enterprise wide Risk Management (ERM) function helps the Board and the Management to prioritise, review and measure business risks against a pre-determined risk appetite, and their suitable response, depending on whether such risks are internal, strategic or external.

During FY2024, focus areas of Risk Management Committee included review of risks and mitigations related to cyber security, data privacy, data governance, ethics and compliance risk, quality, supply chain management, geo-political risks and business continuity, foreign exchange risk, pharmacovigilance and environmental risk.

RELATED PARTY TRANSACTIONS

In line with the requirements of the Act and the SEBI Listing Regulations, your Company has a Policy on Materiality of Related Party Transactions and Dealing with Related Party Transactions, which is also available on the Company's website https://www.drreddys.com/investor#governance#policies-and-documents. The Policy intends to ensure that proper reporting, approval and disclosure processes are in place for all transactions between the Company and related parties.

In accordance with Section 134(3)(h) of the Act, and Rule 8(2) of the Companies (Accounts) Rules, 2014, the particulars of the contracts or arrangements with related parties referred to in Section 188(1) of the Act, in Form AOC-2 is attached as **Annexure II** to this Board's Report. All related party transactions and subsequent modifications are placed before the Audit Committee for review and approval. Prior omnibus approval is obtained for related party transactions on a quarterly basis for transactions which are of repetitive nature and/ or entered in the ordinary course of business and are at arm's length. All contracts and arrangements with related parties were at arm's length and in the ordinary course of business of the Company. Details of related party disclosures form part of the notes to the financial statements provided in the Integrated Annual Report.

VIGIL MECHANISM/ WHISTLE-BLOWER/ OMBUDSPERSON POLICY

The Company has an Ombudsperson Policy (Whistle-Blower/ Vigil mechanism) to report concerns. Reporting channels under the vigil mechanism include an independent hotline, a web based reporting site (drreddys.ethicspoint.com) and a dedicated e-mail to Chief Compliance Officer. The Ombudsperson Policy also safeguards against retaliation of those who use this mechanism. The Audit Committee Chairperson is the Chief Ombudsperson. The Policy also provides for raising concerns directly to the Chief Ombudsperson. Details of the Policy are available on the Company's website: https://www.drreddys.com/cms/cms/sites/default/files/2021-12/Ombudsperson.pdf

STATUTORY AUDITORS

M/s. S.R. Batliboi & Associates LLP, Chartered Accountants (Firm Registration No. 101049W/E300004) were re-appointed as Statutory Auditors of the Company at the 37th AGM held on July 28, 2021, for a period of five years till the conclusion of the 42nd AGM to be held in the year 2026.

SECRETARIAL AUDITOR

Pursuant to Section 204 of the Act, and the Companies (Appointment and Remuneration of Managerial Personnel) Rules, 2014, M/s. Makarand M. Joshi & Co., Practicing Company Secretaries (Certificate of Practice No. 3662), Mumbai, India, were appointed as Secretarial Auditors of the Company for FY2024. The Secretarial Audit Report for FY2024 is annexed as **Annexure III** to this Report.

Further, in compliance with Regulation 24A of SEBI Listing Regulations, the Annual Secretarial Compliance Report issued by the Secretarial Auditor, will be submitted to the stock exchanges within the statutory timelines.

Based on the consent received from M/s. Makarand M. Joshi & Co., Practicing Company Secretaries (Certificate of Practice No. 3662), Mumbai, India and on the recommendation of the Audit Committee, the Board has approved their appointment as the Secretarial Auditor of the Company for FY2025. They have confirmed their eligibility for the said re appointment.

COST AUDITOR

Pursuant to Section 148(1) of the Act, read with the relevant Rules made thereunder, the Company maintains the cost records in respect of its 'pharmaceuticals' business.

On the recommendation of the Audit Committee, the Board has appointed M/s. Sagar & Associates, Cost Accountants (Firm Registration No. 000118) as Cost Auditor of the Company for FY2025 at a remuneration of ₹ 9,00,000 (Rupees Nine Lakhs only) plus reimbursement of out-of-pocket expenses at actuals and applicable taxes. M/s. Sagar & Associates have confirmed that they are free from disqualification specified under Section 141(3) and proviso to Section 148(3) read with Section 141(4) of the Act and that the appointment meets the requirements of the Act. They have further confirmed their independent status and an arm's length relationship with the Company.

The provisions of the Act also require that the remuneration of the Cost Auditors be ratified by the members and therefore, the same is recommended for approval of the members at the forthcoming 40th AGM. As a matter of record, relevant Cost Audit Reports for FY2023 were filed with the Central Government on August 22, 2023, within the stipulated timeline. The Cost Audit Report for FY2024 will also be filed within the timeline.

AUDITORS' QUALIFICATIONS, RESERVATIONS, ADVERSE REMARKS OR DISCLAIMERS

There are no qualifications, reservations, adverse remarks or disclaimers by the Statutory Auditors in their report, or by the Practicing Company Secretary in the Secretarial Audit Report. During the year, there were no instances of frauds reported by Auditors under Section 143(12) of the Act.

SECRETARIAL STANDARDS

In terms of Section 118(10) of the Act, the Company complies with Secretarial Standards 1 and 2, relating to the 'Meetings of the Board of Directors' and 'General Meetings', respectively as issued by the Institute of Company Secretaries of India ("ICSI") and approved by the Central Government.

The Company has also voluntarily adopted the recommendatory Secretarial Standards 3 on 'Dividend' and Secretarial Standards 4 on 'Report of the Board of Directors' issued by the ICSI.

SIGNIFICANT/ MATERIAL ORDERS PASSED BY COURTS/ REGULATORS/ TRIBUNALS

During FY2024, there was no significant or material orders passed by the Courts or Regulators or Tribunals impacting the going concern status and operations of the Company in the future.

INFORMATION REQUIRED UNDER SEXUAL HARASSMENT OF WOMEN AT WORKPLACE (PREVENTION, PROHIBITION AND REDRESSAL) ACT,2013

The Company has a Policy to ensure prevention, prohibition and redressal of sexual harassment at the workplace. It has an Apex Committee and an Internal Complaints Committee in compliance with the provisions of the Sexual Harassment of Women at Workplace (Prevention, Prohibition and Redressal) Act, 2013, which operate under a defined framework for complaints pertaining to sexual harassment at workplace. The details are available in the Principle 5 of the *Business Responsibility and Sustainability Report* as well as in the *Corporate Governance Report* forming part of this Integrated Annual Report.

CORPORATE SOCIAL RESPONSIBILITY (CSR) INITIATIVES

As per Section 135 of the Act, the Company has a Board-level Committee. namely, Sustainability and Corporate Social Responsibility (SCSR) Committee. As on March 31, 2024, the Committee consists of Dr. K P Krishnan (Chairman), Ms. Kalpana Morparia, Mr. Sanjiv Mehta, Mr. G V Prasad and Mr. K Satish Reddy as members. Based on the recommendation of the said Committee, the Board has adopted a CSR policy that provides guiding principles for selection, implementation and monitoring of CSR activities and formulation of the annual action plan. During the year, the Committee monitored the CSR activities undertaken by the Company including the expenditure incurred thereon as well as implementation and adherence to the CSR policy. An impact assessment of the eligible projects has been carried by an independent agency and the report of such impact assessment was noted by the SCSR Committee and the Board. Details of the CSR Policy and initiatives taken by the Company during the year are available on the Company's website: www.drreddys.com. The report on CSR activities as well as executive summary of the impact assessment report are attached as **Annexure IV** to this Board's Report.

INTEGRATED REPORT

Your Company has adopted the Integrated Annual Report for FY2024, which includes both financial and non-financial information. The reporting weaves together our purpose, values, strategy, governance, performance and future outlook, all of which influence the material aspects of our business.

BUSINESS RESPONSIBILITY AND SUSTAINABILITY REPORT (BRSR)

The Business Responsibility and Sustainability Report for FY2024 as mentioned under Regulation 34 of the SEBI Listing Regulations, is given as a separate chapter in this Integrated Annual Report.

ENVIRONMENTAL, SOCIAL AND GOVERNANCE (ESG)

Providing cures and reducing the disease burden are central to our purpose as a leading pharma company. We believe that society and the environment are interdependent, and truly being sustainable supports human health and well-being, a sustainable planet, and a well-integrated society. In 2022, building on our incremental work in sustainability, we launched our sustainability vision for 2030 and published our renewed ESG goals and targets. Our sustainability goals span across diverse areas we care about - from environmental and social sustainability to stronger governance, from greater access and affordability of medicines to public health issues, from greater economic equity and accountability to acceptance of greater social parity. They reveal our bold vision for the future and what we collectively strive to achieve every day.

The Company has a Board Committee, namely, Sustainability and Corporate Social Responsibility (SCSR) Committee, as the nodal committee to review the ESG and sustainability goals of the Company, its implementation, progress and other related matters as per its terms of reference.

The ESG details are available in the initial section and Business Responsibility and Sustainability Report of this Integrated Annual Report.

TRANSFER OF UNPAID AND UNCLAIMED AMOUNTS TO THE INVESTOR EDUCATION AND PROTECTION FUND (IEPF)

Pursuant to the provisions of the Act, read with IEPF Authority (Accounting, Audit, Transfer and Refund) Rules, 2016, as amended, declared dividends which remained unpaid or unclaimed for a period of seven years have been transferred by the Company to the IEPF, which has been established by the Central Government.

The above Rules also mandate transfer of shares on which dividends are lying unpaid and unclaimed for a period of seven consecutive years to IEPF. The Company has issued individual notices to the members whose dividend is unclaimed and unpaid and advising them to claim their dividend. The details of transfer of unpaid and unclaimed amounts to IEPF are given in the chapter on *Additional Shareholders Information*.

EMPLOYEES STOCK OPTION SCHEMES

The Company has three employee stock option schemes namely, 'Dr. Reddy's Employees Stock Option Scheme, 2002', 'Dr. Reddy's Employees ADR Stock Option Scheme, 2007', and 'Dr. Reddy's Employees Stock Option Scheme. 2018' (the "Schemes"). The term of Dr. Reddy's Employees Stock Option Scheme, 2002. ended on January 28, 2022. However, the options already granted under the 2002 Scheme are eligible for exercise, in terms of the Scheme. There are no other changes in the said schemes during the year. The Schemes are in compliance with the SEBI (Share Based Employee Benefits and Sweat Equity) Regulations, 2021. The details of Company's stock option Schemes as required under Regulation 14 of the SEBI (Share Based Employee Benefits and Sweat Equity) Regulations, 2021, are available on the Company's website: https://www.drreddys.com/investors/governance/policies-and-documents/#governance#policies-anddocuments

The Company's Secretarial Auditors, M/s. Makarand M. Joshi & Co., Practicing Company Secretaries, have certified that the Employee Stock Option Schemes of your Company have been implemented in accordance with the Regulations and the resolutions passed by the Members in this regard.

The details also form part of Note 2.25 of the notes to accounts of the standalone financial statements.

PARTICULARS OF EMPLOYEES

Disclosures pertaining to remuneration and other details as required under Section 197(12) of the Act, read with Rule 5(1) of the Companies (Appointment and Remuneration of Managerial Personnel) Rules, 2014, are attached as **Annexure V** to this Board's Report.

In terms of Section 197(12) of the Act, read with Rule 5(2) and 5(3) of the Companies (Appointment and Remuneration of Managerial Personnel) Rules, 2014, a statement showing the names and other particulars of the employees drawing remuneration in excess of limits set out in the said rules forms part of the Integrated Annual Report.

Considering the provisions of Section 136 of the Act, the Integrated Annual Report, excluding the aforesaid information, is being sent to the members of the Company and others entitled thereto. The said information is available for inspection at the registered office of the Company or through electronic mode, during business hours on working days up to the date of the forthcoming 40th AGM, by members. Any member interested in obtaining a copy thereof may write to the Company Secretary in this regard.

CONSERVATION OF ENERGY, TECHNOLOGY ABSORPTION, FOREIGN EXCHANGE EARNINGS AND OUTGO

Particulars as prescribed under Section 134(3)(m) of the Act, read with Rule 8(3) of the Companies (Accounts) Rules, 2014, are attached as **Annexure VI** to this Board's Report.

ANNUAL RETURN

The Annual Return of the Company as on March 31, 2024, in terms of the provisions of Section 134(3)(a) of the Act, is available on the Company's website: https://www.drreddys.com/investors/reports-and-filings/annual-reports/

ACKNOWLEDGMENT

Your Directors place on record their sincere appreciation for the significant contribution made by your Company's employees through their dedication, hard work and commitment, as also for the trust reposed in your Company by the medical fraternity and patients. The Board of Directors also acknowledges the support extended by the analysts, bankers, Government of India and various countries and other government agencies, media, customers, business partners, members and investors at large.

The Board looks forward to your continued support in the Company's endeavour to accelerate access to innovative and affordable medicines, because "Good Health Can't Wait".

For and on behalf of the Board of Directors

K Satish Reddy
Chairman
DIN: 00129701

Place: Hyderabad
Date: May 7, 2024

ANNEXURE-I

FORM AOC-1

Statement pursuant to first proviso to sub-section (3) of section 129 read with rule 5 of Companies (Accounts) Rules, 2014
Statement containing salient features of the financial statement of subsidiaries/associate companies/joint ventures

All amounts in Indian Rupees mn, except share data and where otherwise stated

PART " A " SUBSIDIARIES

							As at March 31, 2024						For the year ended March 31, 2024					
Sl. No.	Name of the Subsidiary	Reporting period for the subsidiary	Date of Incorporation/ Acquisition	% of shareholding	Reporting currency	Exchange rate	Share Capital	Reserves & surplus	Other liabilities	Total Equity and Liabilities	Total Assets	Investments*	Turnover	Net expense (Total expense net of other income)	Profit / (Loss) Before Taxation	Provision for Taxation	Profit / (Loss) after Taxation	Proposed dividend
1	Aurigene Discovery Technologies (Malaysia) Sdn. Bhd.	31-03-2024	26-09-2007	100%	MYR	17.62	16	32	4	52	52	11	42	40	2	-	2	-
2	Aurigene Oncology Limited (formerly Aurigene Discovery Technologies Limited)	31-03-2024	10-08-2001	100%	INR	1.00	905	2,895	1,346	5,146	5,146	488	3,726	2,744	982	249	733	-
3	Aurigene Pharmaceutical Services Limited	31-03-2024	16-09-2019	100%	INR	1.00	401	(3,897)	8,844	5,348	5,348	480	4,415	4,411	4	4	-	-
4	beta Institut gemeinnützige GmbH [3]	31-03-2024	15-02-2006	100%	EUR	89.88	-	-	-	-	-	-	-	-	-	-	-	-
5	betapharm Arzneimittel GmbH [3]	31-03-2024	15-02-2006	100%	EUR	89.88	66	48	14,296	14,410	14,410	-	10,743	10,706	36	-	36	-
6	Cheminor Investments Limited	31-03-2024	23-01-1990	100%	INR	1.00	1	1	-	2	2	-	-	(2)	2	-	2	-
7	Chirotech Technology Limited (Under liquidation)	31-03-2024	30-04-2008	100%	GBP	105.03	1,060	256	168	1,484	1,484	-	-	-	-	-	-	-
8	DRL Impex Limited	31-03-2024	18-08-1986	100%	INR	1.00	760	(758)	11	13	13	-	-	(4)	4	-	4	-
9	Dr. Reddy's Bio-Sciences Limited	31-03-2024	09-07-2003	100%	INR	1.00	848	(509)	15	354	354	68	-	131	(131)	-	(131)	-
10	Dr. Reddy's (Beijing) Pharmaceutical Co. Limited	31-03-2024	19-08-2020	100%	RMB	11.54	148	73	80	301	301	-	508	452	56	2	54	-
11	Dr. Reddy's Farmaceutica Do Brasil Ltda.	31-03-2024	06-07-2000	100%	BRL	16.69	818	(669)	2,557	2,706	2,706	-	2,713	2,724	(12)	(61)	49	-
12	Dr. Reddy's Formulations Limited	31-03-2024	11-03-2021	100%	INR	1.00	91	25	1,869	1,985	1,985	1,503	-	(25)	25	-	25	-
13	Dr. Reddy's Laboratories (Australia) Pty. Limited	31-03-2024	07-06-2006	100%	AUD	54.11	35	(217)	805	623	623	-	877	877	-	-	-	-
14	Dr. Reddy's Laboratories Canada Inc.	31-03-2024	29-08-2013	100%	CAD	61.27	-	656	377	1,033	1,033	-	2,007	1,909	98	27	71	-
15	Dr. Reddy's Laboratories Chile SPA., Chile	31-03-2024	16-06-2017	100%	CLP	0.08	140	(128)	316	328	328	-	573	625	(52)	-	(52)	-
16	Dr. Reddy's Laboratories (EU) Limited	31-03-2024	17-04-2002	100%	GBP	105.03	723	2,083	2,992	5,798	5,798	-	2,282	2,086	196	14	182	-
17	Dr. Reddy's Laboratories Inc. [1]	31-03-2024	13-05-1992	100%	US$	83.41	580	18,230	55,556	74,366	74,366	197	125,677	120,463	5,214	498	4,716	-
18	Dr. Reddy's Laboratories Japan KK	31-03-2024	14-04-2015	100%	JPY	0.55	34	(8)	15	41	41	-	64	58	6	(3)	9	-
19	Dr Reddy's Laboratories Kazakhstan LLP	31-03-2024	30-11-2016	100%	KZT	0.19	81	458	1,394	1,933	1,933	-	2,935	2,785	150	32	118	-
20	Dr. Reddy's Laboratories LLC, Ukraine	31-03-2024	11-05-2011	100%	UAH	2.13	219	447	785	1,451	1,451	-	2,925	2,739	186	31	155	-
21	Dr. Reddy's Laboratories Louisiana LLC [1]	31-03-2024	30-04-2008	100%	US$	83.41	-	878	323	1,201	1,201	-	3,216	4,016	(800)	-	(800)	-
22	Dr. Reddy's Laboratories Malaysia Sdn. Bhd.	31-03-2024	10-07-2017	100%	MYR	17.62	49	22	212	283	283	-	416	430	(14)	(5)	(9)	-
23	Dr. Reddy's Laboratories New York, LLC	31-03-2024	24-05-2011	100%	US$	83.41	-	481	157	638	638	-	-	281	(281)	-	(281)	-
24	Dr. Reddy's Laboratories Philippines Inc.	31-03-2024	09-05-2018	100%	PHP	1.48	31	(57)	48	22	22	-	23	31	(8)	-	(8)	-
25	Dr. Reddy's Laboratories (Proprietary) Limited	31-03-2024	13-06-2002	100%	ZAR	4.37	-	537	864	1,401	1,401	-	2,400	2,327	73	21	52	-
26	Dr. Reddy's Laboratories Romania Srl	31-03-2024	07-06-2010	100%	RON	18.09	24	1,176	1,637	2,837	2,837	-	3,926	3,566	360	61	299	-
27	Dr. Reddy's Laboratories SA	31-03-2024	16-04-2007	100%	US$	83.41	5,027	31,752	20,626	57,405	57,405	-	33,390	27,916	5,474	(29)	5,503	-
28	Dr. Reddy's Laboratories SAS	31-03-2024	04-11-2014	100%	COP	0.02	104	(32)	951	1,023	1,023	-	1,308	1,342	(34)	(6)	(28)	-
29	Dr. Reddy's Laboratories Taiwan Ltd.	31-03-2024	23-02-2018	100%	TWD	2.61	32	(5)	3	30	30	-	24	21	3	(3)	6	-
30	Dr. Reddy's Laboratories (Thailand) Limited	31-03-2024	13-06-2018	100%	TWD	2.61	35	198	200	433	433	-	494	483	11	3	8	-
31	Dr. Reddy's Laboratories (UK) Limited	31-03-2024	29-11-2002	100%	GBP	105.03	-	5,894	2,268	8,162	8,162	-	6,334	4,486	1,848	473	1,375	-
32	Dr. Reddy's Research and Development B.V.	31-03-2024	15-02-2013	100%	EUR	89.88	460	1,326	1,358	3,144	3,144	-	20	(71)	91	-	91	-
33	Dr. Reddy's Srl	31-03-2024	05-08-2008	100%	EUR	89.88	6	(585)	1,539	960	960	-	1,090	987	103	(24)	127	-
34	Dr. Reddy's New Zealand Limited	31-03-2024	01-02-2008	100%	NZD	49.70	-	95	68	163	163	-	170	165	5	(12)	17	-

All amounts in Indian Rupees mn, except share data and where otherwise stated

PART " A " SUBSIDIARIES

							As at March 31, 2024						For the year ended March 31, 2024					
Sl. No.	Name of the Subsidiary	Reporting period for the subsidiary	Date of Incorporation/ Acquisition	% of shareholding	Reporting currency	Exchange rate	Share Capital	Reserves & surplus	Other liabilities	Total Equity and Liabilities	Total Assets	Investments*	Turnover	Net expense (Total expense net of other income)	Profit / (Loss) Before Taxation	Provision for Taxation	Profit / (Loss) after Taxation	Proposed dividend
35	Dr. Reddy's Venezuela, C.A.	31-03-2024	20-10-2010	100%	VES	0.00	58	(5,454)	5,400	4	4	-	-	105	(105)	-	(105)	-
36	Idea2Enterprises (India) Private Limited	31-03-2024	22-05-2010	100%	INR	1.00	25	1,521	-	1,546	1,546	-	-	(14)	14	3	11	-
37	Imperial Owners and Land Possessions Private Limited (Formerly, Imperial Credit Private Limited)	31-03-2024	22-02-2017	100%	INR	1.00	12	17	-	29	29	-	1	-	1	-	1	-
38	Industrias Quimicas Falcon de Mexico, S.A. de CV	31-03-2024	30-12-2005	100%	MXN	5.05	594	868	6,683	8,145	8,145	-	6,314	5,741	573	400	173	-
39	Kunshan Rotam Reddy Pharmaceutical Company Limited [2]	31-03-2024	15-08-2001	51.33%	RMB	11.54	-	-	-	-	-	-	-	-	-	-	149	-
40	Lacock Holdings Limited	31-03-2024	15-12-2005	100%	EUR	89.88	1	462	1	464	464	-	-	1	(1)	-	(1)	-
41	Dr. Reddy's Laboratories LLC	31-03-2024	05-04-2003	100%	RUB	0.90	738	4,029	8,348	13,115	13,115	-	24,844	23,503	1,341	290	1,051	-
42	Promius Pharma LLC [1]	31-03-2024	14-02-2003	100%	US$	83.41	1,713	(1,714)	420	419	419	-	(31)	6	(37)	-	(37)	-
43	Reddy Holding GmbH [3]	31-03-2024	15-02-2006	100%	EUR	89.88	1	28,778	1,218	29,997	29,997	-	-	(1,424)	1,424	470	954	-
44	Reddy Netherlands B.V.	31-03-2024	20-02-1997	100%	EUR	89.88	19	(385)	3,081	2,715	2,715	-	-	108	(108)	-	(108)	-
45	Reddy Pharma Iberia SAU	31-03-2024	18-05-2006	100%	EUR	89.88	(147)	389	674	916	916	-	1,345	1,377	(32)	-	(32)	-
46	Reddy Pharma Italia S.p.A	31-03-2024	13-10-2006	100%	EUR	89.88	257	41	1,359	1,657	1,657	-	-	2	(2)	-	(2)	-
47	Reddy Pharma SAS	31-03-2024	29-10-2015	100%	EUR	89.88	386	82	426	894	894	-	1,175	1,124	51	(16)	67	-
48	SVAAS Wellness Limited	31-03-2024	08-07-2009	100%	INR	1.00	950	(1,116)	558	392	392	193	8	705	(698)	(1)	(697)	-
49	Nimbus Health GmbH	31-03-2024	24-02-2022	100%	EUR	89.88	2	(273)	669	398	398	-	431	478	(47)	-	(47)	-
50	Dr. Reddy's Laboratories Jamaica Limited	31-03-2024	25-09-2023	100%	JMD	0.54	254	(93)	20	181	181	-	-	96	(96)	-	(96)	-
51	Dr. Reddy's Nutraceuticals Limited [4]	-	14-03-2024	100%	INR	1.00	-	-	-	-	-	-	-	-	-	-	-	-

** Includes all investments excluding investment in subsidiaries*

[1] Tax expense for these entities is computed together as per the tax laws of United States. The total tax expense is presented in Sl. No. 18 - Dr. Reddy's Laboratories Inc.

[2] The investment has been accounted using equity method. Refer note 2.5 of consolidated financial statements.

[3] Tax expense for these entities is computed together as per the tax laws of Germany. The total tax expense is presented in Sl. No. 47 - Reddy Holding GmbH.

[4] Incorporated on March 14, 2024, therefore, the first financial year will be from the date of incorporation to March 31, 2025.

PART " B " ASSOCIATES AND JOINT VENTURES

Sl. No.	Name of the Associate / Joint Venture	Latest balance sheet date	Date of Incorporation/ Acquisition	Shares of Associate/Joint Ventures held by the company on the year end			Net worth attributable to Shareholding as per latest audited Balance Sheet	Profit / loss for the year		Description of how there is a significant influence	Reason why the associate/ joint venture is not consolidated
				No.	Amount of investment in Associates/ Joint Venture	Extend of holding %		Considered in Consolidation	Not Considered in Consolidation		
1	DRES Energy Private Limited, India	31-03-2024	06-10-2015	8,580,000	86	26%	-	(2)	-	NA	NA
2	O2 Renewable Energy IX Private Limited [1]	31-03-2024	10-11-2023	427,800	4	26%	-	(1)	-	NA	NA

[1] The Company has also invested Rs. 7.28 million for subscribing 7,284 Compulsory Convertible Debentures of Rs.1,000/- each on November 10, 2023.

for and on behalf of the Board of Directors of Dr. Reddy's Laboratories Limited

K Satish Reddy
Chairman
(DIN:00129701)

G V Prasad
Co-Chairman & Managing Director
(DIN:00057433)

Place: Hyderabad
Date: May 07, 2024

Erez Israeli
Chief Executive Officer

Parag Agarwal
Chief Financial Officer

K Randhir Singh
Company Secretary

ANNEXURE-II

FORM AOC-2

(Pursuant to clause (h) of Section 134 (3) of the Companies Act, 2013 and Rule 8(2) of the Companies (Accounts) Rules, 2014)

Disclosure of particulars of contracts/ arrangements entered into by the Company with related parties referred to in Section 188(1) of the Companies Act, 2013 including certain arm's length transactions under third proviso thereto

1 DETAILS OF CONTRACTS OR ARRANGEMENTS OR TRANSACTIONS NOT AT ARM'S LENGTH BASIS: NONE

a	Name(s) of the related party and nature of relationship	Not Applicable
b	Nature of contracts/ arrangements/ transactions	
c	Duration of contracts/ arrangements/ transactions	
d	Salient terms of the contracts / arrangements/ transactions including the value, if any	
e	Justification for entering into such contracts / arrangements/ transactions	
f	Date(s) of approval by the Board	
g	Amount paid as advances	
h	Date on which the special resolution was passed in general meeting as required under first proviso to Section 188	

2 DETAILS OF CONTRACTS OR ARRANGEMENTS OR TRANSACTIONS AT ARM'S LENGTH BASIS

a	Name(s) of the related party and nature of relationship	Dr. Reddy's Laboratories Inc., USA, Wholly-owned Subsidiary.	Dr. Reddy's Laboratories LLC, Russia, Wholly-owned Subsidiary.
b	Nature of contracts/ arrangements/ transactions	Transfer or receipt of products, goods, materials or services	
c	Duration of contracts/ arrangements/ transactions	Ongoing	
d	Salient terms of the contracts/ arrangements/ transactions including the value, if any	Transfer or receipt of products, goods, materials or services on arm's length for an estimated amount of up to ₹ 77,877 mn	Transfer or receipt of products, goods, materials or services on arm's length for an estimated amount of up to ₹ 19,744 mn.
e	Date(s) of approval by the Board, if any	Not applicable. However, the transactions were approved by the Audit Committee	
f	Amount paid as advances, if any	-	-

For and on behalf of the Board of Directors

K Satish Reddy
Chairman
DIN: 00129701

Place: Hyderabad
Date: May 07, 2024

ANNEXURE-III

FORM NO. MR-3

SECRETARIAL AUDIT REPORT

FOR THE FINANCIAL YEAR ENDED MARCH 31, 2024

[Pursuant to section 204(1) of the Companies Act, 2013 and Rule No. 9 of the Companies (Appointment and Remuneration of Managerial Personnel) Rules, 2014]

To,
The Members,
Dr. Reddy's Laboratories Limited
8-2-337, Road No. 3, Banjara Hills,
Hyderabad, Telangana – 500034

We have conducted the secretarial audit of the compliance of applicable statutory provisions and the adherence to good corporate practices by **Dr. Reddy's Laboratories Limited** ("the Company"). The Secretarial Audit was conducted in a manner that provided us a reasonable basis for evaluating the corporate conducts/ statutory compliances and expressing our opinion thereon.

Auditor's responsibility

Our responsibility is to express an opinion on the compliance of the applicable laws and maintenance of records based on audit. We have conducted the audit in accordance with the applicable Auditing Standards issued by The Institute of Company Secretaries of India. The Auditing Standards require that the Auditor shall comply with statutory and regulatory requirements and plan and perform the audit to obtain reasonable assurance about compliance with applicable laws and maintenance of records.

Based on our verification of the Company's books, papers, minute books, forms and returns filed and other records maintained by the Company and also the information provided by the Company, its officers, agents and authorised representatives during the conduct of secretarial audit, we hereby report that in our opinion, the Company has, during the audit period from April 01, 2023 to March 31, 2024 ("the audit period") complied with the statutory provisions listed hereunder and also that the Company has proper Board processes and compliance mechanisms in place to the extent and in the manner reporting made hereinafter:

(i) The Companies Act, 2013 ("the Act") and the rules made thereunder;

(ii) The Securities Contracts (Regulation) Act, 1956 and the rules made thereunder;

(iii) The Depositories Act, 1996 and the Regulations and bye-laws framed there under;

(iv) Foreign Exchange Management Act, 1999 and the rules and regulations made thereunder to the extent of Foreign Direct Investment and Overseas Direct Investment **(External Commercial Borrowings are not applicable to the Company during the Audit Period)**;

(v) The following regulations and guidelines prescribed under the Securities and Exchange Board of India Act, 1992 ("the SEBI Act"): -

a) The Securities and Exchange Board of India (Substantial Acquisition of Shares and Takeovers) Regulations, 2011;

b) The Securities and Exchange Board of India (Prohibition of Insider Trading) Regulations, 2015;

c) The Securities and Exchange Board of India (Issue of Capital and Disclosure Requirements) Regulations, 2018; **(Not applicable to the Company during the audit period)**

d) The Securities and Exchange Board of India (Share Based Employee Benefits and Sweat Equity) Regulations, 2021;

e) The Securities and Exchange Board of India (Issue and Listing of Non-Convertible Securities) Regulations, 2021; **(Not applicable to the Company during the audit period)**

f) The Securities and Exchange Board of India (Registrars to an Issue and Share Transfer Agents) Regulations, 1993 regarding the Companies Act and dealing with client;

g) The Securities and Exchange Board of India (Delisting of Equity Shares) Regulations, 2021; **(Not applicable to the Company during the audit period)** and

h) The Securities and Exchange Board of India (Buy-back of Securities) Regulations, 2018. **(Not applicable to the Company during the audit period)**

We have also examined compliance with the applicable clauses of the following:

(i) Secretarial Standards issued by The Institute of Company Secretaries of India.

(ii) The Securities and Exchange Board of India (Listing Obligations and Disclosure Requirements) Regulations, 2015 and amendments made thereunder ("Listing Regulations").

During the period under review the Company has complied with the provisions of the Act, Rules, Regulations, Guidelines and Standards etc. made there under.

We further report that, having regard to the compliance system prevailing in the Company and on the examination of the relevant documents and records in pursuance thereof, on test-check basis, the Company has generally complied with the following law applicable specifically to the Company:

- The Drugs and Cosmetics Act, 1940 and Rules made thereunder;
- Drugs (Prices Control) Order, 2013 and Notifications made thereunder; and
- The Narcotics Drugs and Psychotropic Substances Act, 1985

We further report that

The Board of Directors of the Company is duly constituted with proper balance of Executive Directors, Non-Executive Directors, and Independent Directors. The changes in the composition of the Board of Directors that took place during the audit period were carried out in compliance with the provisions of the Act and Listing Regulations.

Adequate notice was given to all directors to schedule Board meetings, agenda and detailed notes on agenda were sent at least seven days in advance (a few meetings were convened at shorter notice for which necessary approvals were obtained as per applicable provisions). A system exists for seeking and obtaining further information and clarifications on the agenda items before the meeting and for meaningful participation at the meeting.

All decisions at Board meetings and Committee meetings are carried out unanimously as recorded in the minutes of the meetings of the Board of Directors or Committees of the Board, as the case may be.

We further report that there are adequate systems and processes in the Company commensurate with the size and operations of the Company to monitor and ensure compliance with applicable laws, rules, regulations, and guidelines.

We further report that, during the audit period:

1. the Company has issued and allotted:
   - 42,537 equity shares of ₹ 5/- each pursuant to Dr. Reddy's Employees Stock Option Scheme, 2002
   - 247,853 equity shares of ₹ 5/- each underlying 247,853 ADRs pursuant to Dr. Reddy's Employees ADR Stock Option Scheme, 2007.
2. the Company's wholly- owned subsidiary ("WOS"), Dr. Reddy's Laboratories SA, has incorporated a WOS in Jamaica, named "Dr. Reddy's Laboratories Jamaica Limited" a step-down WOS of the Company.
3. the Company has acquired 26% of the equity share capital (invested ₹ 42.78 lakhs) in O2 Renewable Energy IX Private Limited, a Company incorporated in India through entering into a Security Subscription and Shareholders' Agreement. Further, the Company has also invested ₹ 72.84 lakhs in the Compulsorily Convertible Debentures.
4. the Company has incorporated a WOS, Dr. Reddy's Nutraceuticals Limited, in India.

For Makarand M. Joshi & Co.
Company Secretaries

Makarand M. Joshi
Partner
FCS: 5533
CP: 3662
PR: 640/2019
UDIN: F005533F000325765

Place: Mumbai
Date: May 07, 2024

This report is to be read with Annexure A which forms an integral part of this report

Annexure A

To,
The Members,
Dr. Reddy's Laboratories Limited
8-2-337, Road No. 3, Banjara Hills,
Hyderabad, Telangana - 500034.

Our report of even date is to be read along with this letter.

1. Maintenance of secretarial record is the responsibility of the Management of the Company. Our responsibility is to express an opinion on these secretarial records based on our audit.
2. We have followed the audit practices and processes as were appropriate to obtain reasonable assurance about the correctness of the contents of the secretarial records. The verification was done on test basis to ensure that accurate facts are reflected in secretarial records. We believe that the processes and practices we followed provide a reasonable basis for our opinion.
3. We have not verified the correctness and appropriateness of financial records and Books of Accounts of the company.
4. Wherever required, we have obtained the Management representation about the compliance of laws, rules and regulations and happening of events etc.
5. The compliance of the provisions of corporate and other applicable laws, rules, regulations, standards is the responsibility of management. Our examination was limited to the verification of procedures on test basis.
6. The Secretarial Audit report is neither an assurance of the future viability of the Company nor of the efficacy or effectiveness with which the Management has conducted the affairs of the Company.

For Makarand M. Joshi & Co.
Company Secretaries

Makarand M. Joshi
Partner
FCS: 5533
CP: 3662
PR: 640/2019
UDIN: F005533F000325765

Place: Mumbai
Date: May 07, 2024

ANNEXURE-IV

ANNUAL REPORT ON CSR ACTIVITIES FOR THE FINANCIAL YEAR ENDED MARCH 31, 2024

1. BRIEF OUTLINE ON CSR POLICY OF THE COMPANY:

At Dr. Reddy's, all our activities are guided by our purpose and belief "We accelerate access to affordable and innovative medicines because Good Health Can't Wait." Our business is based on a foundation of having immense respect for people and the planet. Our contribution to societal change embodies our values. We will continue to catalyse replicable, sustainable and innovative actions for social change. We believe in contributing to a sustainable community development and facilitating our efforts towards creating shared value.

2. COMPOSITION OF SUSTAINABILITY AND CORPORTAE SOCIAL RESPONSIBILITY (SCSR) COMMITTEE

SL. NO.	NAME OF THE DIRECTOR	DESIGNATION / NATURE OF DIRECTORSHIP	NUMBER OF MEETINGS OF SCSR COMMITTEE HELD DURING THE YEAR/ TENURE	NUMBER OF MEETINGS OF SCSR COMMITTEE ATTENDED DURING THE YEAR
1	Dr. K P Krishnan	Independent Director, Chairman of the Committee	4	4
2	Ms. Kalpana Morparia	Independent Director, Member of the Committee	4	4
3	Mr. G V Prasad	Co-Chairman and Managing Director, Member of the Committee	4	4
4	Mr. Satish Reddy	Chairman, Member of the Committee	4	4
5	Mr. Sanjiv Mehta[1]	Independent Director, Member of the Committee	NA	NA

[1] Mr. Sanjiv Mehta inducted as member of the Committee with effect from January 30, 2024.

3. THE WEB-LINK WHERE COMPOSITION OF SCSR COMMITTEE, CSR POLICY AND CSR PROJECTS APPROVED BY THE BOARD ARE DISCLOSED ON THE WEBSITE OF THE COMPANY:

a) Composition of SCSR Committee - https://www.drreddys.com/investor#governance

b) CSR Policy - https://www.drreddys.com/cms/sites/default/files/static/csr-policy.pdf

c) CSR Projects - https://www.drreddys.com/cms/cms/sites/default/files/2024-03/FY24%20Annual%20action%20plan_260324.pdf

4. DETAILS OF IMPACT ASSESSMENT OF CSR PROJECTS CARRIED OUT IN PURSUANCE OF SUB-RULE (3) OF RULE 8 OF THE COMPANIES (CORPORATE SOCIAL RESPONSIBILITY POLICY) RULES, 2014:

The Company has engaged an independent agency to carry out the impact assessment of eligible CSR projects undertaken in FY2023. The report of such impact assessment was noted by the SCSR Committee as well as the Board. The executive summary of the impact assessment report is attached as Annexure IV(a) with this Report and the detailed impact assessment report is available on the Company's website at - https://www.drreddys.com/cms/cms/sites/default/files/2024-06/FY23%20CSR%20Impact%20assessment%20Preread%20final.pdf

5.

(a)	Average net profit of the Company as per Sub-section (5) of Section 135 of the Companies Act, 2013 ("Act") (₹)	28,673,138,783
(b)	Two percent of average net profit of the Company as per Sub-section (5) of Section 135 of the Act (₹)	573,462,776
(c)	Surplus arising out of the CSR Projects or Programmes or activities of the previous financial years	Not applicable
(d)	Amount required to be set-off for the financial year, if any	Not applicable
(e)	Total CSR Obligation for the financial year [(b)+(c)-(d)] (₹)	573,462,776

6.

(a)	Amount spent on CSR Projects (both Ongoing Project and other than Ongoing Project) (₹)	569,395,688
(b)	Amount spent in Administrative Overheads (₹)	3,101,536
(c)	Amount spent on Impact Assessment, if applicable (₹)	1,200,764
(d)	Total amount spent for the financial year [(a)+(b)+(c)] (₹)	573,697,988

(e) CSR AMOUNT SPENT OR UNSPENT FOR THE FINANCIAL YEAR

TOTAL AMOUNT SPENT FOR THE FINANCIAL YEAR (₹)	AMOUNT UNSPENT (IN ₹): TOTAL AMOUNT TRANSFERRED TO UNSPENT CSR ACCOUNT AS PER SUB-SECTION (6) OF SECTION 135		AMOUNT TRANSFERRED TO ANY FUND SPECIFIED UNDER SCHEDULE VII AS PER SECOND PROVISO TO SUB-SECTION (5) OF SECTION 135		
	AMOUNT (₹)	DATE OF TRANSFER	NAME OF THE FUND	AMOUNT (₹)	DATE OF TRANSFER
573,697,988	Not Applicable	Not Applicable	Not Applicable	Not Applicable	Not Applicable

(f) EXCESS AMOUNT FOR SET-OFF, IF ANY

SL. NO.	PARTICULAR	AMOUNT(₹)
1	2	3
(i)	Two percent of average net profit of the Company as per Sub-section (5) of Section 135 of the Act (₹)	573,462,776
(ii)	Total amount spent for the financial year (₹)	573,697,988
(iii)	Excess amount spent for the financial year [(ii) – (i)] (₹)	235,212
(iv)	Surplus arising out of the CSR projects or programmes or activities of the previous financial years, if any	Not Applicable
(v)	Amount available for set off in succeeding financial years [(iii)-(iv)] (₹)	235,212

7. DETAILS OF UNSPENT CORPORATE SOCIAL RESPONSIBILITY AMOUNT FOR THE PRECEDING THREE FINANCIAL YEARS

SL. NO	PRECEDING FINANCIAL YEARS	AMOUNT TRANSFERRED TO UNSPENT CSR ACCOUNT UNDER SUB SECTION (6) OF SECTION 135 OF THE ACT (₹)	BALANCE AMOUNT IN UNSPENT CSR ACCOUNT UNDER SUB-SECTION (6) OF SECTION 135 OF THE ACT (₹)	AMOUNT SPENT IN THE FINANCIAL YEARS (₹)	AMOUNT TRANSFERRED TO A FUND AS SPECIFIED UNDER SCHEDULE VII AS PER SECOND PROVISO TO SUB-SECTION (5) OF SECTION 135, OF THE ACT, IF ANY		AMOUNT REMAINING TO BE SPENT IN SUCCEEDING FINANCIAL YEARS (₹)	DEFICIENCY, IF ANY
					AMOUNT (₹)	DATE OF TRANSFER		
1	FY2021	NA	NA	NA	NA	NA	NA	NA
2	FY2022	92,791,940	15,606,960	12,759,880	NA	NA	2,847,080	NO
3	FY2023	90,229,694	90,229,694	88,229,694	NA	NA	2,000,000	NO

8. WHETHER ANY CAPITAL ASSETS HAVE BEEN CREATED OR ACQUIRED THROUGH CORPORATE SOCIAL RESPONSIBILITY AMOUNT SPENT IN THE FINANCIAL YEAR: No

9. SPECIFY THE REASON(S), IF THE COMPANY HAS FAILED TO SPEND TWO PERCENT OF THE AVERAGE NET PROFIT AS PER SUB-SECTION (5) OF SECTION 135 OF THE ACT: Not applicable.

Place: Hyderabad
Date: May 7, 2024

G V Prasad
Co-Chairman and Managing Director
DIN: 00057433

Dr. K P Krishnan
Chairman of SCSR Committee
DIN: 01099097

ANNEXURE – IVA

EXECUTIVE SUMMARY OF IMPACT ASSESSMENT REPORT OF THE APPLICABLE CSR PROJECTS COMPLETED DURING FY2023

In terms of the Companies (Corporate Social Responsibility Policy) Rules, 2014, as amended, every company having average CSR obligation of ten crore rupees or more in the three immediately preceding financial years, shall undertake impact assessment, through an independent agency, for their CSR projects having outlays of one crore rupees or more, and which have been completed not less than one year before undertaking the impact study. In line with the above requirement, Dr. Reddy's Laboratories Limited has engaged Sattva Media and Consulting Private Limited for undertaking Impact Assessment for eligible CSR Projects completed during FY2023.

FY2023 CSR spent - The Company has spent ₹ 51.03 cr as part of its Corporate Social Responsibility in the financial year 2022-23, out of which CSR projects of ₹ 34.98 cr were eligible for impact assessment as per the said amended CSR Rules. Following is the summary of impact assessment report of eligible CSR Projects:

THEME	PROJECTS	IMPLEMENTING AGENCY	ACTIVITIES	LINK TO SCHEDULE VII ACTIVITIES	AMOUNT SPENT (₹ in cr)	IMPACT ASSESSMENT SUMMARY
Education	Quality education support serving low income community schools	Dr. Reddy's Foundation	Kallam Anji Reddy Vidyalaya (KARV)	Promoting education	6	**Activities and Outputs:** • Educated 2,339 students with a focus on quality. • Introduced vocational courses (General Duty Assistance (GDA)) for 8th-graders and soft skills training for 10th-graders as part of national education policy • Conducted FLN training for 248 students in grades 3 to 8 to strengthen core academic skills. **Outcomes:** • 79% of KARV students are in top three grades (out of 9 grades) in 10th-grade • Students competed at zonal level in Kho-Kho, Kabaddi, and Volleyball. • 100% of the students pursue higher education rather than immediate job opportunities • 25-30% students have improved their academic scores after being trained in FLN

THEME	PROJECTS	IMPLEMENTING AGENCY	ACTIVITIES	LINK TO SCHEDULE VII ACTIVITIES	AMOUNT SPENT (₹ in cr)	IMPACT ASSESSMENT SUMMARY
			Kallam Anji Reddy Vocational Junior College (KAR-VJC)	Promoting education and vocational skills among children		**Activities and Outputs:** • Provided vocational skills training to 802 students through 9 technical courses. • Offered bridge courses in Math, Chemistry, and Physics (MCP) and Biology, Chemistry, and Physics (BCP) to prepare students for national entrance exams. • Provided OJT with technical organisations for real-world experience and conducted soft skills training for job interviews. **Outcomes:** • 78% students in first year and 88% second year passed the examinations • In 2023, the state topper among all vocational colleges in Telangana was from KARV-JC, achieving a remarkable score of 990 out of 1,000 • 66% students sought admissions in higher education • 32% students were placed in sectoral jobs • Average monthly salary of students placed is ₹ 12,355
Education	School Improvement Programme (SIP) in government schools	Dr Reddy's Foundation	School Improvement Programme (SIP)	Promoting education	2.76	**Activities and Outputs:** • SIP was implemented in 229 government schools reaching 65,728 students • Trained 1,604 grade 6 students in FLN for stronger foundational skills. • Provided 49,629 students with clean water, hygiene education, and health services through the WASH program. • Implemented RO plants in 70+ schools and sports initiatives in 78 schools to enhance student well-being. **Outcomes:** • Baseline 'word count per minute' (WPM) increased from 28 to 49 post-intervention. • Promoting hand washing, community awareness, and hygiene practices • DRF maintains RO plants for seaside schools, provides mobile science labs, and supports students with hockey kits for state-level competitions, fostering talent development.

THEME	PROJECTS	IMPLEMENTING AGENCY	ACTIVITIES	LINK TO SCHEDULE VII ACTIVITIES	AMOUNT SPENT (₹ in cr)	IMPACT ASSESSMENT SUMMARY
Livelihood	Skilling & Employability Program for Youth	Dr. Reddy's Foundation	Youth Skilling	Livelihood enhancement projects	3.50	**Activities and Outputs:** • 1,090 candidates mobilised, counselled and enrolled • 1,003 candidates trained, assessed and certified **Outcomes:** • Youth Skilling: 471 candidates placed with an average monthly salary of ₹ 12,896 (Tier 1: ₹ 14,880) • Women Skilling: 233 candidates placed with an average monthly salary of ₹ 12,883 (Tier 1: ₹ 14,857)
	Skilling & Employability Program for Youth	Dr. Reddy's Foundation	Persons With Disability Skilling	Promoting employment enhancing vocational skills especially among differently abled	3.87	**Activities and Outputs:** • 1,009 candidates mobilised, counseled and enrolled • 952 candidates trained, assessed and certified **Outcomes:** 626 candidates placed with an average monthly salary of ₹ 12,297 (Tier 1: ₹ 14,677)
	Skilling & Employability Program for Youth	Dr. Reddy's Foundation	Healthcare Skilling Program	Promoting employment enhancing vocational skills	3.75	**Activities and Outputs:** • 426 candidates mobilised, counseled and enrolled • 406 candidates trained, assessed and certified **Outcomes:** 289 candidates placed with an average monthly salary of ₹ 14,674 (Tier 1: ₹ 15,809)
	Agriculture Skilling for Farmers	Dr. Reddy's Foundation	Making Integrated Transformation through Resourceful Agriculture (MITRA)	Livelihood enhancement	6.60	**Activities and Outputs:** • 913 villages were engaged in Samastipur (Bihar) in the MITRA program in FY2023 impacting 80,196 Lead and Fellow Farmers **Outcomes:** **Wheat Cultivation** • 29,385 acres of land • Increase in average income by ₹ 8,734 per acre **Paddy Cultivation** • 36,086 acres TPR; 11,272 acres DSR • Average increase in income by using TPR, ₹ 8,294 per acre • Average increase in income by using DSR, ₹ 7,436 per acre **Potato and Maize Cultivation** • 1,586.8 acres of land (via intercropping) • Average increase in income by using intercropping, ₹ 26,664 per acre

THEME	PROJECTS	IMPLEMENTING AGENCY	ACTIVITIES	LINK TO SCHEDULE VII ACTIVITIES	AMOUNT SPENT (₹ in cr)	IMPACT ASSESSMENT SUMMARY
Health	Community Health Intervention Programme (CHIP)	NICE Foundation	Community Health Intervention Programme (CHIP)	Promoting health care including preventive health care	1.95	**Activities and Outputs:** • Primary healthcare services to approximately 155 villages reaching out to a population of 128,823 • General Medical Care to 134,853 individuals • Regular Medical Care to 64,781 individuals • RMNCH+A Care to 25,473 individuals **Outcomes:** • 1,296 Institutional Deliveries • 26,502 people were identified with diabetes/hypertension or both due to the program • 25,441 adhering to hypertension and diabetes medication and now have controlled it • 2,313 pregnant women were registered and provided with Iron and Folic Acid tablets up to 100 days • 918 (40%) were identified as High-Risk Pregnancies
Environment	Action for Climate and Environment (ACE)	Dr. Reddy's Foundation	Action for Climate and Environment (ACE)	Ensuring environmental sustainability, agroforestry, and maintaining quality of soil air and water	6.55	**Activities and Outputs:** • 1,020 villages in Andhra Pradesh and 229 villages in Telangana were engaged in the ACE program in FY2023 impacting 29,311 lead and fellow Farmers • Drum Seeders distributed: 26 in Andhra Pradesh and 49 in Telangana • 34,528 tonnes of Carbon Dioxide equivalent reduced through climate smart agriculture practices **Outcomes:** **Maize Cultivation** • 70,335 acres of land (ZT) • Increase in average income by ₹ 12,371 per acre **Paddy Cultivation** • TPR to DSR 38,594 acres • Increased income by ~₹ 10,767 / Acre in Andhra Pradesh and ~₹ 13,124 / Acre in Telangana **Lower Water Consumption:** Total water usage reduced by 1.99 cr kiloliters by lead farmers and fellow farmers.

ANNEXURE – V

Information in terms of Section 197(12) of the Companies Act, 2013, read with Rule 5(1) of the Companies (Appointment and Remuneration of Managerial Personnel) Rules, 2014

(i) Ratio of the remuneration of each director to the median remuneration of the employees of the company and the percentage increase/ (decrease) in remuneration of each Director, Chief Executive Officer, Chief Financial Officer, and Company Secretary, for FY2024:

Name	Designation	Ratio of remuneration of each Director to the median remuneration of employees	% increase/ decrease in remuneration during FY2024
Mr. Satish Reddy[1]	Chairman	190	1
Mr. G V Prasad[1]	Co-Chairman and Managing Director	304	-1
Ms. Kalpana Morparia	Independent Director	27	7
Mr. Leo Puri[2]	Independent Director	28	12
Ms. Shikha Sharma	Independent Director	22	2
Dr. K P Krishnan	Independent Director	23	7
Ms. Penny Wan[2]	Independent Director	28	2
Mr. Arun M Kumar[2,3]	Independent Director	31	Not applicable
Dr. Claudio Albrecht[2,4]	Independent Director	26	Not applicable
Dr. Alpna Seth[2,5]	Independent Director	13	Not applicable
Mr. Sanjiv Mehta[6]	Independent Director	5	Not applicable
Mr. Sridar Iyengar[2,7]	Independent Director	10	Not applicable
Mr. Erez Israeli[8,10]	Chief Executive Officer	Not applicable	45
Mr. Parag Agarwal[10]	Chief Financial Officer	Not applicable	13
Mr. K Randhir Singh[9,10]	Company Secretary, Compliance Officer and Head-CSR	Not applicable	50

Note:

[1]Includes salary, commission and perquisites. They do not receive any amount as remuneration from any subsidiary company. There was no change in remuneration, change was due to availment of perquisites.

[2]Independent Director resident outside India are entitled to get overseas travel compensation for travelling for Board Meetings within the overall commission approved by the shareholders.

[3]Appointed during FY2023 for part of the year, i.e. from August 1, 2022, hence not comparable with the remuneration for FY2024.

[4]Appointed with effect from May 10, 2023, remuneration in FY2024 was paid for part of the year, hence not comparable.

[5]Appointed with effect from September 19, 2023, remuneration in FY2024 was paid for part of the year, hence not comparable.

[6]Appointed with effect from December 29, 2023, remuneration in FY2024 was paid for part of the year, hence not comparable.

[7]Retired on July 30, 2023, remuneration in FY2024 was paid for part of the year, hence not comparable.

[8]Perquisite on exercise of stock options during FY2024 accumulated from past several years, amounting to ₹ 66.67 cr, has not been considered in calculating percentage increase in remuneration.

[9]Appointed with effect from March 17, 2022, variable pay for FY2023 was paid in FY2024. Therefore, remuneration for FY2024 is not comparable with the FY2023, as variable pay in FY2023 was paid only for part of the year.

[10]Includes fixed pay, actual variable pay, fuel & maintenance on actuals and does not include value of stock options, if any.

(ii) The median remuneration of employees increased by 7% in FY2024.

(iii) The number of permanent employees on the rolls of the Company as on March 31, 2024, is 21,757.

(iv) Average percentage increase in the salaries of employees other than KMP for FY2024, was 9% as compared to FY2023. There was an increase of 14% in the total remuneration of Executive Directors and KMP for FY2024 on account of computation of remuneration, on accrual basis to Executive Directors and on actual basis for KMP. The remuneration calculated does not include perquisites on account of employee stock options.

(v) It is affirmed that the remuneration for FY2024 is as per the Remuneration Policy of the Company.

For and on behalf of the Board of Directors

K Satish Reddy
Chairman
DIN: 00129701

Place: Hyderabad
Date: May 7, 2024

ANNEXURE-VI

CONSERVATION OF ENERGY, TECHNOLOGY ABSORPTION, FOREIGN EXCHANGE EARNINGS AND OUTGO

A. CONSERVATION OF ENERGY

I. MAJOR CATEGORIES OF ENERGY PROJECTS ARE:

1. Installation of Innovative technology:

- Based on CTO-6 LTE proof of concept, Low temperature evaporator (LTE) with mechanical compressor installed and commissioned for treating high concentration rejects in place of conventional Multiple Effect Evaporator (MEE) with Thermal vapor recompression (TVR) at FTO-7, CTO-5, FTO-6, CTO-SEZ and FTO-3 plants to reduce the steam consumption by 98% and power consumption by 30% with respect to conventional Multiple Effect Evaporator (MEE)

  By implementing this idea, we are saving 1.8 mn KWH of power and 181,975 Tons of steam per year
- Implemented Digital energy management systems at FTO-3, PU-1 & FTO-11 plants. This system will collect data of different utilities including power, steam, compressed air etc on real time basis and will be analyzed for improving the utility equipment efficiencies, reducing the distribution losses, identifying wastages etc. Also, this system helps in sustaining already implemented ECM's by continuous tracking of the data

2. Optimisation of designs and operational efficiencies:

- Replaced all age-old screw air compressors (specific power consumption of 0.18 to 0.2KW/CFM) with new Centrifugal Air Compressors (specific power consumption of 0.145 to 0.138 KW/CFM) at CTO-SEZ
- Installed high efficiency IE-3 Motors in place of existing IE-1 & IE-2 Motors at CTO-6 Plant
- Installed VFDs for ETP aerator at CTO-5 plant
- Improved steam Condensate recovery from 20% to 60% at CTO-SEZ plant
- Segregated HTDS & LTDS waste to avoid ETP overload and reduced ETP power & steam consumption at CTO-SEZ plant
- Arrested all air & steam leakages at FTO-2 plant
- UPS load sharing Optimisation at FTO-3 Plant
- Effective steam trap management implemented (Regular interval maintenance) at FTO-3 Plant to minimise steam losses and improve condensate recovery
- Utility-1 Cooling Water pumps two numbers replaced with one energy efficient pump at FTO-3 Plant to reduce power consumption
- Installed EC Axial fan for Chiller Cooling Towers at FTO-8 plant
- Apart from above major ideas, almost 100 energy conservation ideas were implemented in FY2024 to save 14 mn KWH of power and 11,737 Tons of steam

II. STEPS TAKEN BY THE COMPANY FOR UTILISING ALTERNATIVE SOURCES OF ENERGY

- Currently we have rooftop solar capacities of 6 MW, third party PPA's (solar & hydel) 59 MW, 7.7 MW Cogen plant on biomass fuel and 15 MW solar plant through JVC which meets around 40% of DRL global power requirement
- Proposal in pipeline to install 700 KW of rooftop solar at FTO-6 & 8 plants
- Biomass fuel fired boilers (3 TPH & 2 TPH) installed at our FTO-6 & FTO-8 plants in place of FO / LSHS fired boilers
- Operated 7.7 MW Co-Generation plant with 100% biomass fuel for 300 days which generated 35.4 mn KWH of renewable power and 102,829 Tons of process steam

III. THE CAPITAL INVESTMENT ON ENERGY CONSERVATION EQUIPMENT'S & PROJECTS:

- During the year, the Company has implemented energy conservation projects across its various business units and accrued savings of approximately ₹ 201 mn against an investment of ₹ 357 mn
- With the above energy saving projects implementation, we have reduced ~11,500 tons of CO_2 emissions during the year
- ₹ 283 mn is being spent for Boiler fuel switching from coal/ FO/ LSHS to biomass fuel at CTO-2, CTO-5, and FTO-7&9 plants. These project helps to reduce 71,542 Tons of scope-1 emissions
- ₹ 360 mn is being spent for 18.5 MW (138 mn KWH) renewable power through a hybrid project of wind and solar through ISTS under captive mode which helps to reduce 97,324 Tons of scope-2 emissions
- Proposal in pipeline to invest ₹ 261 mn for sourcing 13 MW (96 mn KWH) renewable power through a hybrid project of wind and solar through ISTS under captive mode

B. TECHNOLOGY ABSORPTION

(i)	Efforts made towards technology absorption	The Company has a full-fledged R&D division continuously engaged in research on new products and process improvement on existing products as part of continuous improvement in and outside India. As a part of technology absorption and adoption, once technology is developed for a product, it is tested in a pilot plant and thereafter commercial production is performed. Innovation is embarked by an incremental approach towards cost, time, quality and complex product development by adopting cutting edge technology and our philosophy is to continuously upgrade the technology. **AI in R&D:** At R&D, we are examining the entire value chain and selecting critical use cases that have a significant impact on unlocking value. This value is manifested through timely product launches achieved by leveraging data science and digital technologies. We are harnessing the power of digital in API (active pharmaceutical ingredients) by generating pre-determined synthetic routes, in formulations by employing advanced in vitro-in vivo correlation studies, leveraging our data and laboratory resources, and incorporating machine learning techniques **Advance Characterisation Capability:** Advance Analytical Characterisation capability has been established using hyphenated analytical equipment's to study various physicochemical properties of drug substance and drug product, de-formulating the reference product that aid in bringing the drug much faster to the market. **Green Chemistry:** We developed in-house capability to develop and implement the set of green chemistry principles and practices that aim to design chemical processes and products that minimise the use and generation of hazardous substances. By adopting green chemistry technologies, we could reduce our environmental footprint and improve sustainability, while also potentially reducing costs and improving efficiency.
(ii)	Benefits derived like product improvement, cost reduction, product development or import substitution	Adoption of technology and robust scientific principles led to successful development of complex generic products at the desired cost with improved quality. With advanced capabilities in-house; scientific understanding of the products was enhanced ensuring a swifter on-time regulatory approval and a more efficient overall system
(iii)	In case of imported technology (imported during the last three years reckoned from the beginning of the financial year) – a. Details of technology imported b. Year of import c. Whether the technology been fully absorbed If not fully absorbed, areas where absorption has not taken place, and the reasons therefore.	No imported technology

(iv) Expenditure incurred of R&D

	FY2024	FY2023
Capital (₹ in mn)	1,083	1,152
Recurring* (₹ in mn)	20,044	16,319
Total (₹ in mn)	21,127	17,471
Total R&D expenditure as a % of total turnover	**10.84%**	**10.30%**

** Excluding depreciation and amortization*

C. FOREIGN EXCHANGE EARNINGS & OUTGO

Foreign exchange earned in terms of actual inflows and foreign exchange outgo in terms of actual outflows during the year:

Particulars	FY2024
Foreign Exchange earned in terms of actual inflows (₹ in mn)	146,702
Foreign Exchange outgo in terms of actual outflows (₹ in mn)	45,348

For and on behalf of the Board of Directors

K Satish Reddy
Chairman
DIN:00129701

Place: Hyderabad
Date: May 7, 2024



BUSINESS RESPONSIBILITY AND SUSTAINABILITY REPORT 2024

Executive Summary

Our Business Responsibility & Sustainability Report demonstrates our commitment to the nine principles of the National Guidelines on Responsible Business Conduct ("NGRBC") as well as our progress against the stated objectives across environmental, social and governance ("ESG") parameters.

Our Company's purpose of accelerating access to affordable and innovative medicines across the world provides the foundation for ushering in a healthier tomorrow for all.

A legacy spanning over forty years, our core tenets are deep science, progressive people practices and robust corporate governance. We continue to focus on creating value for all our stakeholders and towards our goal of serving over 1.5 bn patients by 2030.

The BRSR disclosures are in terms of Regulation 34(2)(f) of the SEBI (Listing Obligations and Disclosure Requirements) Regulations 2015 and consists of three sections:

- **Section A** provides a broad overview of the business, its offerings, business and operations footprint, employees, related parties, Corporate Social Responsibility (CSR) and transparency
- **Section B** covers management and process disclosures related to the businesses aimed at demonstrating the structures, policies and processes put in place towards adopting the NGRBC Principles and Core Elements
- **Section C** provides essential and leadership indicator-wise disclosures mapped to the nine principles of NGRBC

For FY2024, DNV Business Assurance India Private Limited ("DNV") has issued Independent Assurance Statement for reasonable assurance of the core indicators of BRSR. DNV has also issued the said statement for limited assurance of other than core indicators of BRSR.

Key Highlights of BRSR FY2024

General and Management Disclosures

- Reasonable Assurance of BRSR core indicators and Limited Assurance of remaining section of BRSR
- Presence in 75 countries outside India
- 36.4% of Board members are women directors
- 0.3% of workforce are differently abled
- Turnover rate for employees and workers are 18.4% and 9.7%, respectively in FY2024
- Comprehensive disclosure of material risk and opportunities
- Sustainability and CSR Committee act as nodal Committee for ESG related matters
- Comprehensive disclosure of ESG goals and progress made during the year


COMPLIANCE

Principle 1

Conduct and govern with integrity, and in a manner that is ethical, transparent and accountable

- 70% of our employees and 99% of workers received periodic training, viz., on business, business conduct and ethics, compliance regulations, and ESG parameter
- No disciplinary action against Directors/KMPs/Employees/ Workers by any law enforcement agencies for charges of bribery/corruption
- 0.52% of purchases are from related parties



Principle 2

Provide goods and services in a manner that is sustainable and safe

- We conducted Life Cycle Assessment for 3 of our API products and these have no significant social or environmental risks
- 100% of our inputs are sourced from suppliers who abide by our Supplier Code of Conduct
- 99% of our global hazardous waste are sent to industries and recyclers for co-processing and recycling
- 90% of cold boxes packaging materials are reused at CFA or stockist level



Principle 3

Respect and promote the well-being of all employees, including those in value chains

- 100% of our permanent employees and workers are covered under health and accident insurance, and maternity and paternity benefits
- 99.1% return to work rate and 83.6% retention rate for our permanent employees post parental leave
- 92% employees and 99.2% workers were provided skill upgradation training
- 42.5% employees and 60.7% workers were provided health and safety measures training
- 98.4% of employees have undergone career and performance development reviews
- LTIFR per one mn-person hours worked-0.14



Principle 4

Respect the interests of and be responsive to all its stakeholders

- Comprehensive stakeholder engagement to understand their expectations, inform our strategy and communicate our progress
- Evolved process for considering feedback of the stakeholders on economic, environment and social topics by the Board
- Evolved process for engagement and support of the vulnerable and marginalised stakeholders group



Principle 5

Respect and promote human rights

- 72.7% of permanent employees were given training on human rights
- 100% of our employees and permanent workers are paid more than the minimum wage
- Median remuneration of male employees were ₹ 6 lakhs per annum and female employees were ₹ 9 lakhs per annum
- 100% of plant or offices were assessed for human rights issues



Principle 6

Respect and make efforts to protect and restore the environment

- 48% of total energy consumption is from renewable sources
- 7% reduction in fresh water intensity from previous financial year
- 14% absolute reduction in Scope 1 & 2 emissions from previous financial year
- 56% of electricity consumption through renewable power
- 102,582 KL of harvested rainwater consumed
- 6% absolute reduction in Scope 3 emissions from previous financial year



Principle 7

Influencing public and regulatory policy, in a responsible and transparent manner

- Associated with eight trade and industry chambers/associations to foster dialogue on industry growth drivers, innovation and shaping public policy
- Public policy advocacy on important issues such as regulatory changes, R&D and intellectual property protection, access and affordability, and marketing practices
- No adverse order/action from regulatory authorities in issues related to anti-competitive conduct



Principle 8

Promote inclusive growth and equitable development

- 45% of input materials were sourced from within India
- Job creation in terms of remuneration in Rural, Semi-urban and Urban were 3.5%, 1.6% and 10.2%, respectively, of total during the year
- Positively impacted 496,618 individuals through CSR initiatives



Principle 9

Engage with and provide value to the consumers in a responsible manner

- 100% of our formulation products representing 87.9% of revenue carry information about safe and responsible usage on product labelling and packaging
- No forced recalls, 22 voluntary recalls
- No data breaches found during the reporting period
- No major service disruptions

Business Responsibility and Sustainability Report (BRSR) FY2024

SECTION A GENERAL DISCLOSURE

I Details of Listed Entities

1	**Corporate Identity Number (CIN) of the Listed Entity**	:	L85195TG1984PLC004507
2	**Name of the Listed Entity**	:	Dr. Reddy's Laboratories Limited
3	**Year of incorporation**	:	1984
4	**Registered office address**	:	8-2-337, Road No. 3, Banjara Hills, Hyderabad – 500 034, Telangana, India
5	**Corporate address**	:	8-2-337, Road No. 3, Banjara Hills, Hyderabad – 500 034, Telangana, India
6	**E-mail**	:	shares@drreddys.com
7	**Telephone**	:	+91-40-49002900
8	**Website**	:	www.drreddys.com
9	**Financial year for which reporting is being done**	:	April 1, 2023 to March 31, 2024
10	**Name of the Stock Exchange(s) where shares are listed**	:	BSE Limited National Stock Exchange of India Limited New York Stock Exchange, Inc NSE IFSC Ltd
11	**Paid-up Capital**	:	₹ 834,091,330
12	**Name and contact details (telephone, email address) of the person who may be contacted in case of any queries on the BRSR report**	:	Mr. K Randhir Singh Company Secretary, Compliance Officer & Head-CSR E-mail id: shares@drreddys.com Contact No: +91-040-4900 2222
13	**Reporting boundary**	:	The disclosure under BRSR is on a consolidated basis unless otherwise specified at the respective section.
14	**Name of Assurance provider**	:	DNV Business Assurance India Private Limited (DNV)
15	**Type of Assurance obtained**	:	BRSR Core – Reasonable assurance Remaining part of BRSR – Limited assurance

II Products and Services

16. Details of Business Activities (Accounting for 90% of the turnover)

Sl. No.	Description of Main Activity	Description of Business Activity	% of turnover of the entity
1	Pharmaceuticals	Development, manufacturing & sale of pharmaceutical products, and services	100

17. Products/services sold by the entity (accounting for 90% of the entity's Turnover)

Sl. No.	Products/Service	NIC Code	% of Total Turnover Contributed
1	Development, manufacturing & sale of generic formulations including biosimilars	21009	88
2	Development, manufacturing & sale of active pharmaceutical ingredients & custom pharmaceutical services	21009	11

III Operations

18. Number of locations where plants and/or operations/offices of the entity are situated

Location	No. of plants (including R&D sites/operations)	No. of offices	Total
National	24	16	40
International	7	62	69

19. Markets served by the entity

a. No. of Locations

Locations	Numbers
National (No. of States & Union Territories)	36
International (No. of Countries)	75

b. What is the contribution of exports as a percentage of the total turnover of the entity

Out of the total turnover of ₹ 19,276 cr (excluding service income, licence fees and other operating income) on standalone basis, the turnover of the products sold in India is ₹ 4,658 cr (24%) and that of other countries is ₹ 14,618 cr (76%).

c. A brief on types of customers

Our customers include wholesalers, distributors, pharmacy chains and hospitals, government institutions and other pharmaceutical companies.

IV Employees

20. Details as at the end of the financial year

a. Employees and workers (including differently abled):

Sl. No.	Particulars	Total	Male		Female		Others	
			No.	%	No.	%	No.	%
Employees								
1	Permanent	26,343	21,119	80.2	5,219	19.8	5	0.0
2	Other than permanent	8,226	5,476	66.6	2,750	33.4	0	0
Total		**34,569**	**26,595**	**76.9**	**7,969**	**23.1**	**5**	**0.0**
Workers								
1	Permanent	643	600	93.3	43	6.7	0	0
2	Other than permanent	8,657	6,936	80.1	1,721	19.9	0	0
Total		**9,300**	**7,536**	**81.0**	**1,764**	**19.0**	**0**	**0**

b. Differently abled employees and workers:

Sl. No.	Particulars	Total	Male		Female		Others	
			No.	%	No.	%	No.	%
Differently abled Employees								
1	Permanent	104	67	64.4	37	35.6	0	0
2	Other than permanent	22	13	59.1	9	40.9	0	0
Total		**126**	**80**	**63.5**	**46**	**36.5**	**0**	**0**
Differently abled Workers								
1	Permanent	0	0	0	0	0	0	0
2	Other than permanent	21	21	100	0	0	0	0
Total		**21**	**21**	**100**	**0**	**0**	**0**	**0**

21. Participation/inclusion/representation of women

Particulars	Total	No. of Females	% of Females
Board of Directors	11	4	36.4
Key Management Personnel (KMPs)[1]	3	0	0

[1] The KMP of the Company are Co-chairman and Managing Director, Chief Executive Officer, Chief Financial Officer and Company Secretary. Since Co-chairman and Managing Director is already included under heading Board of Directors, the same has not been again included under heading KMP.

22. Turnover rate for permanent employees and workers

Particulars	FY2024				FY2023				FY2022			
	Male	Female	Others	Total	Male	Female	Others	Total	Male	Female	Others	Total
Permanent Employees (%)	18.2	19.0	12.5	18.4	21.1	19.2	42.9	20.8	20.5	21.4	27.3	20.6
Permanent Workers (%)	8.0	34.1	0	9.7	23.6	44.7	0.0	24.9	21.8	28.6	0.0	22.2

V Holding, Subsidiary and Associate Companies (including joint ventures)

23. Names of holding/subsidiary/associate companies/joint ventures

The details of holding/subsidiary/associate companies/joint ventures are given in Form AOC-1, as Annexure-I to the Board's Report and this forms part of the Integrated Annual Report

Do the entities indicated in above table, participate in the business responsibility initiatives of the listed entity? (Yes/No)

Yes, all the entities, wherever applicable, participate in the relevant Business Responsibility initiatives of the Company, except the joint venture companies. The specific exclusion wherever applicable has been given in the respective section in BRSR.

VI CSR Details

24. Whether CSR is applicable as per Section 135 of the Companies Act, 2013: Yes[1]

(i)	Turnover (₹ in mn)	194,838
(ii)	Net worth (₹ in mn)	242,408

[1] As per IND AS Standalone Financial Statements

VII Transparency and Disclosures Compliances

25. Complaints/Grievances on any of the principles (Principles 1 to 9) under the National Guidelines on Responsible Business Conduct:

Stakeholder group from whom complaint is received	Grievance redressal mechanism in place (Yes/No)	(If Yes, then provide web-link for grievance redressal policy)	FY2024			FY2023		
			No. of complaints filed during the year	No. of complaints pending resolution at close of the year	Remarks	No. of complaints filed during the year	No. of complaints pending resolution at close of the year	Remarks
Communities	Yes[1]	https://www.drreddys.com/investor#governance	0	0		0	0	
Investors (other than shareholders)	Yes[1]	https://www.drreddys.com/investor#governance	0	0		0	0	
Shareholders	As per applicable law	https://www.drreddys.com/investor#governance	10	0		8	0	
Employees and workers	Yes[1]	https://www.drreddys.com/investor#governance	274	60		234	34	
Customers	Yes[1]	https://www.drreddys.com/investor#governance	0	0		0	0	
Value chain partners	Yes[1]	https://www.drreddys.com/investor#governance	49	7		25	3	
Others (please specify)	Yes[1]	https://www.drreddys.com/investor#governance	94	29		69	11	

[1] Some of the policies guiding the Company's conduct with all its stakeholders, including grievance mechanisms are placed on the Company's website. The hyperlink is: https://www.drreddys.com/investor#governance. In addition, there are internal policies placed on the intranet of the Company.

26. Overview of the entity's material responsible business conduct issues

Material responsible business conduct and sustainability issues pertaining to environmental and social matters that present a risk or an opportunity to your business, rationale for identifying the same, approach to adapt or mitigate the risk along with its financial implications

Sl. No.	Material issue identified	Indicate whether risk or opportunity (R/O)	Rationale for identifying the risk/ opportunity	In case of risk, approach to adapt or mitigate	Financial implications of the risk or opportunity (Indicate positive or negative implications)
1	Enhancing availability of product	Opportunity	A significant proportion of patients in numerous low and middle-income countries encounter financial limitations when attempting to obtain affordable medicines. As a pharmaceutical company, we prioritise making life-saving medicines accessible, available, and affordable for patients. Also, due to our role in society, we are uniquely positioned to reduce health disparities, and enable improved health outcomes.	• We are committed to serving 1.5 bn patients by 2030 and bring at least three innovative solutions to improve the standard of treatment every year from 2027. We are working to achieve our goals by launching more innovative drugs and expanding our product portfolio, increasing our go-to-market through diverse collaborations and licensing arrangements, and through greater presence in public health • We are partnering with multilateral and donor agencies to address the global disease burden, neglected tropical diseases, and emergency disease areas. We remain deeply committed to taking a holistic approach to healthcare, running several innovative programmes, offering one-of-its-kind patient care and disease management initiatives that service patients digitally or through hybrid means. We also participate in strengthening public health delivery systems through the training and capacity building of health workers and local stakeholders • We also offer patient assistance programmes such as Sparsh for underprivileged cancer patients in India, M-Free and Mi-Free for patients on Nerivio®, and co-pay savings programmes in the US for multiple products	Positive

Material responsible business conduct and sustainability issues pertaining to environmental and social matters that present a risk or an opportunity to your business, rationale for identifying the same, approach to adapt or mitigate the risk along with its financial implications

Sl. No.	Material issue identified	Indicate whether risk or opportunity (R/O)	Rationale for identifying the risk/ opportunity	In case of risk, approach to adapt or mitigate	Financial implications of the risk or opportunity (Indicate positive or negative implications)
2	Regulatory compliance	Risk	Regulatory guidelines and requirements heavily regulate the manufacturing of our products, including manufacturing quality standards. Periodic inspections are conducted on our manufacturing sites, and if the regulatory and quality standards and systems are not found adequate, it could result in observations. This might impact our ability to meet patient demand and generate value for our stakeholders.	• We are fully dedicated to quality and have robust quality processes and systems in place at our developmental and manufacturing facilities to ensure that every product is safe and of high quality • We have integrated "Quality by Design" to build quality into all processes and use quality tools to minimise process risks • We continue to spend significant time, money and effort in the areas of production and quality testing to help ensure full compliance with cGMP regulations • We leverage information technology to digitise and enhance our quality assurance and quality control processes • Our suppliers are subjected to periodic evaluation processes that prioritise quality parameters and ensure compliance with current Good Manufacturing Practice requirements. We along with our CFA warehousing facilities comply with GDP (Good Distribution Practices) • We are continuously focussed on improving our quality culture across the organisation	Negative
3	Pharma-covigilance (PV)	Risk	Our patients health may be impacted if we are not able to monitor and prevent the adverse side effects caused by our drugs.	• We have a mature system in place to continuously monitor the benefit-risk profile of our products to ensure benefits overweigh the product-related safety risks for patients • Our pharmacovigilance standards are in line with globally recognised safety benchmarks, and we maintain compliance with region/ country-specific legislative requirements • All employees go through an annual mandatory pharmacovigilance training	Negative

Material responsible business conduct and sustainability issues pertaining to environmental and social matters that present a risk or an opportunity to your business, rationale for identifying the same, approach to adapt or mitigate the risk along with its financial implications

Sl. No.	Material issue identified	Indicate whether risk or opportunity (R/O)	Rationale for identifying the risk/ opportunity	In case of risk, approach to adapt or mitigate	Financial implications of the risk or opportunity (Indicate positive or negative implications)
4	Water Management Waste Management	Risk/ Opportunity	The potential risks to water and sanitation services posed by climate change include damage to infrastructure, leading to the loss of services, and deterioration in water quality – impacts that all increase risks to health. Water is a critical input into the manufacturing of medicines, used as a raw material in the production, processing and formulation of APIs, intermediates and finished pharmaceutical products (FPP), in the preparation of solvents and reagents, and for cleaning (e.g. washing and rinsing).	• Water risks are assessed as part of an established enterprise risk management framework periodically. We conducted thorough water risk and evaluation studies in all of our watersheds to identify alternative rich water resources • Our water management strategy involves key focus areas including water efficiency and optimisation, identifying alternate water sources for water security, and creating freshwater potential beyond the fence. Since FY2023, we are a water positive company. We do not discharge any water to the surface, ground, or sea, and therefore do not emit any substance or pollutants to any form of water • We have waste management systems in place at all our facilities. We do not dispose any non-hazardous waste through landfill or incineration. Our non-hazardous waste is either recycled, reused, or recovered through other means	Negative/Positive
5	Energy and emissions management	Risk	The close relationship between health and climate is undeniable, as illustrated by the consequences of extreme weather events on food security, the harmful air pollution resulting from wildfires, and the rising prevalence of infectious diseases. As a pharmaceutical company, the bulk of direct emissions come from running boilers and indirect emissions from purchased electricity.	• We are committed to leading the energy transition with a goal to be 100% powered by renewable sources by 2030, and to be a carbon neutral company in our direct operations by 2030 • Our decarbonisation strategy focusses on energy mix, conservation, performance, transition, and eventually carbon sequestration with meaningful investments in afforestation and sustainable agriculture. This includes reducing our energy consumption with energy-efficient technologies and processes, adopting low or no carbon fuels, substituting fossil fuels in boilers with alternate biomass fuel sources such as rice husk and sawdust briquettes, purchasing energy from renewable sources, and realigning our business operations to lower emissions	Negative

Material responsible business conduct and sustainability issues pertaining to environmental and social matters that present a risk or an opportunity to your business, rationale for identifying the same, approach to adapt or mitigate the risk along with its financial implications

Sl. No.	Material issue identified	Indicate whether risk or opportunity (R/O)	Rationale for identifying the risk/ opportunity	In case of risk, approach to adapt or mitigate	Financial implications of the risk or opportunity (Indicate positive or negative implications)
6	Talent attraction and retention	Risk	The ability to attract and retain the right technical talent with required skill sets is a challenge. The industry is highly knowledge-driven and technology-based, and heavily reliant on specialist individuals.	• We use analytics to measure employee performance, identify current skill gaps, and address risks to improve retention • We actively address and resolve structural talent gaps by providing long-term reskilling and upskilling opportunities to our workforce, including digital learning initiatives • We embed workforce planning into our operations strategy, and this helps in fostering internal mobility for well-suited roles, enhancing people productivity and containing staff costs • We are maintaining an internal pipeline of qualified and experienced critical talent, particularly in specialised fields, to deliver our business priorities	Negative
7	Promoting diversity and inclusion	Opportunity	We fully appreciate the significance of diversity to our organisation, as it fosters new perspectives, diverse experiences, novel concepts, and inventive approaches that can provide sustainable value creation for our stakeholders over the long term. We promote inclusiveness through concerted interventions across different business and embrace their distinctiveness.	• Over the last year, concerted interventions to increase gender diversity across different dimensions of hiring, sensitisation, communication and policy revamp helped in increasing women diversity • We are also working to increase the representation of women across roles and teams, exploring new entry level routes such as apprentice hiring and actively recruiting women for STEM roles, while increasing our representation of women in manufacturing and sales roles • Through our female leadership development programmes, mentoring initiatives, representation in external forums and coaching programmes, we are invested in career development for women leaders • We are working closely with Dr. Reddy's Foundation to increase the representation of Persons with Disabilities (PwDs), introducing a focussed internship programme to acclimatise and absorb PwD employees into the workforce, while also sensitising hiring managers and recruitment teams on infrastructure and support required to enable them to deliver on their job	Positive

Material responsible business conduct and sustainability issues pertaining to environmental and social matters that present a risk or an opportunity to your business, rationale for identifying the same, approach to adapt or mitigate the risk along with its financial implications

Sl. No.	Material issue identified	Indicate whether risk or opportunity (R/O)	Rationale for identifying the risk/ opportunity	In case of risk, approach to adapt or mitigate	Financial implications of the risk or opportunity (Indicate positive or negative implications)
8	Combating counterfeit medicines	Risk	Our industry has been increasingly challenged by the vulnerability of distribution channels to illegal counterfeiting and the presence of counterfeit products in a growing number of markets and over the internet. Third parties may illegally distribute and sell counterfeit versions of our products, which do not meet the rigorous manufacturing and testing standards that our products undergo. Counterfeit products are unsafe or ineffective and can be potentially life-threatening.	• We are implementing a comprehensive set of measures that includes the implementation of the Drug Supply Chain Security Act (DSCSA) in the US and equivalent regulations in the other geographies such as Russia, Uzbekistan, EU, and worked closely with the Government of India for the implementation of the serialisation guidelines • These measures have helped us establish a robust system that enables us to track and trace our medicines from the point of manufacture to the point of dispensing • Our investments in serialisation and aggregation continue to help us comply with global regulations and standards, with enhanced operational efficiencies for our downstream partners	Negative
9	Health education and disease prevention	Opportunity	Health education empowers people to increase control over their health. Disease prevention is important to minimise the burden of diseases and associated risk factors. Primary prevention avoids the manifestation of a disease, and secondary prevention (early detection) improves the chances for positive health outcomes.	• Through DRFHE (Dr. Reddy's Foundation for Health Education), we are contributing to strengthening of health systems by sharing our expertise to increase patient awareness, and training and upskilling healthcare providers in India • Through UDAY (Unite against diabetes & hypertension by raising awareness in community) programme, we are promoting awareness among doctors and support the screening of over 200,000 patients for diabetes and hypertension in India • Though CHIP (Community Health Intervention Programme), we are providing doorstep primary healthcare services to rural communities, including increasing awareness on health, hygiene, and disease management practices • Our patient counselling initiatives betaInstitut, betaCare, and betaWissen in Germany offer socio-legal and psychosocial information for physicians, pharmacists, patients and their family members	Positive

Material responsible business conduct and sustainability issues pertaining to environmental and social matters that present a risk or an opportunity to your business, rationale for identifying the same, approach to adapt or mitigate the risk along with its financial implications

Sl. No.	Material issue identified	Indicate whether risk or opportunity (R/O)	Rationale for identifying the risk/ opportunity	In case of risk, approach to adapt or mitigate	Financial implications of the risk or opportunity (Indicate positive or negative implications)
10	Technology & Digitalisation	Opportunity	Digital innovation has the potential to improve drug development process, make products and services more personalised, increase engagement with physicians and patients, enable data-driven decision-making, increase productivity in manufacturing operations and supply chain.	• The opportunity of transformation exists across the value chain and possibilities range from portfolio selection with analytics-based insights, to drug development with in-silico experiments, automated lights out manufacturing with use of Industry 4.0 technologies and dynamic supply chain management. The use of technologies such as Advanced Analytics (AA) and Artificial Intelligence (AI), Digital Performance Management, Virtual Reality (VR), IIoT, Robotic Process Automation (RPA) is helping improve our operations performance and product robustness, enabling us to make data-driven decisions and optimise our processes in real time, resulting in significant efficiency gains and improved quality	Positive
11	Occupational health and safety	Risk	We recognise that employees form the foundation of our operations, and it is incumbent upon us to prioritise their health, safety, and well-being by furnishing a nurturing and secure work environment.	• A robust Safety, Health and Environment (SHE) policy governs our employees and applies to all our research, production operations, and business facilities • All our employees, including permanent workers and contractors are trained on occupational health and safety, specific work-related hazards, hazardous activities and situations • All 21 global formulations manufacturing units are ISO 45001 certified. We have developed and implemented strong Health and Safety systems (H&S) at all our plants • Periodic safety assessments against international standards are conducted to evaluate the effectiveness of current systems and appropriate measures are taken to further improve our safety performance continually • We launched a new Safety Culture Transformation journey this year - aimed at reshaping our safety culture from within	Negative
12	Investment in new sustainable technologies	Opportunity	Along with helping reduce our impact on the climate, investment in sustainable technologies also helps us improve resource efficiency, productivity, and yield while cutting down costs, and waste.	• At our API manufacturing sites, we implement technologies such as Low Temperature Evaporator (LTE) to recover clean water from RO reject water, Brown's gas in boilers to reduce fuel consumption, and Closed Circuit Reverse Osmosis for a smaller footprint than conventional RO systems • We used technologies such as Membrane Bio Reactor to reduce the overall footprint of our wastewater treatment facility at Biologics • We also implemented a pilot to digitalise our ETP operations to reduce chemicals, consumables, and electricity consumption • We have also made ZLD (Zero Liquid Discharge) enhancements such as steam strippers and Agitated Thin Film Dryer (ATFD) that reuse water and waste, and minimise energy consumption	Positive
13	Business continuity	Risk	We operate in an environment that entails potential challenges and uncertainties arising from geopolitical factors and intricate regulatory frameworks. This includes geopolitical instability, changes in government policies, trade disputes, sanctions, and intricate compliance requirements. These factors can pose risks to operations, supply chains, market access, and overall business performance, requiring proactive monitoring and strategic adaptation to mitigate potential adverse impacts.	• We are focussed on identification of key business, operational, strategic, and business continuity risks through our ERM and assurance functions • We prioritise a sustainable supply chain for the timely availability of our medicines, and to ensure business continuity in the face of disruptions	Negative

Material responsible business conduct and sustainability issues pertaining to environmental and social matters that present a risk or an opportunity to your business, rationale for identifying the same, approach to adapt or mitigate the risk along with its financial implications

Sl. No.	Material issue identified	Indicate whether risk or opportunity (R/O)	Rationale for identifying the risk/ opportunity	In case of risk, approach to adapt or mitigate	Financial implications of the risk or opportunity (Indicate positive or negative implications)
14	Business ethics/bribery and corruption	Risk	Any action by our employees or business partners which are unethical or pertains to bribing and corruption can create a damage to our reputation and business growth.	• Our Code of Business Conduct and Ethics (COBE) applies to all Directors and employees of our Company, its subsidiaries, and affiliates. It lays down the principles that guide our conduct and strengthens our decision-making, promotes stakeholder trust and works as a defence around our business. COBE has been designed to comply with the requirements of Companies Act, 2013, and the Sarbanes Oxley Act of 2002 and its implementing regulations • We conduct our business as per our Anti-Bribery and Anti-Corruption policies, and all applicable laws. While contracts with our suppliers, contractors, and business partners include adherence to our principles concerning ethics, there is also a separate code of conduct required to be followed by our suppliers and service providers, which is modelled on the Principles for Responsible Supply Chain Management (PSCI) and 100% compliance is mandatory. We have a Global Marketing Code which provides minimum set of standards for interaction with healthcare professionals and healthcare institutions while engaging in sales, research, marketing and promotion activities.	Negative
15	Geo-political risk	Risk	We have operations in certain countries susceptible to political and economic instability that could lead to disruption or other adverse impact on such operations. Significant portions of our manufacturing operations are conducted outside the markets in which our products are sold, and accordingly we often import a substantial number of products into such markets. We may, therefore, be denied access to our customers or suppliers or denied the ability to ship products from any of our sites as a result of closing of the borders of the countries in which we sell our products, or in which our operations are located, due to economic, legislative, political and military conditions, including hostilities and acts of terror, in such countries.	• We continue to monitor the effects of military conflict, as well as to monitor significant political, legal, regulatory and other susceptible economic developments in these regions and attempt to mitigate our exposure where possible • For suppliers based out of conflict-prone regions or at risk of geopolitical instability or having a high-risk exposure, we have taken measures including building up inventory, assessing alternate channels for supply of materials etc.	Negative
16	Data security, data privacy, and cybersecurity	Risk	Our business is dependent upon increasingly complex and interdependent information technology systems, including internet and cloud-based systems, to support our business processes. Our business is dependent on outsourcing and collaboration, which requires exchanging data and information. The size and complexity and interconnectivity of our computer systems make them potentially vulnerable to breakdown, malicious intrusion, computer viruses and other cyber-attacks. We are subject to data privacy and security laws and regulations in many different jurisdictions and countries where we do business, and our or our partners' failure to comply could result in fines, penalties, reputational damage, and could impact the way we operate our business.	• Our Information Security Management System (ISMS) is based on internationally recognised frameworks such as ISO 27001 standard published by the International Organization for Standardization and the Cybersecutity Framework published by the U.S. National Institute of Standards and Technology. We use a comprehensive technology stack to implement the above control framework and carry out periodic independent assessments to review the effectiveness of these controls. Any gaps identified in the control framework goes through an established risk management process • We have an IT disaster recovery plan in place for our key applications in order to minimise impacts from any unanticipated events and breakdowns • We maintain cybersecurity insurance, and our third party service providers have invested in measures to reduce these risks • We recognise the fundamental privacy rights of all individuals we interact with. We are committed to responsibly using personal information in accordance with the data privacy laws in all the countries we operate in	Negative

Material responsible business conduct and sustainability issues pertaining to environmental and social matters that present a risk or an opportunity to your business, rationale for identifying the same, approach to adapt or mitigate the risk along with its financial implications

Sl. No.	Material issue identified	Indicate whether risk or opportunity (R/O)	Rationale for identifying the risk/ opportunity	In case of risk, approach to adapt or mitigate	Financial implications of the risk or opportunity (Indicate positive or negative implications)
17	Supply chain	Risk	If there is delay and/or failure in supplies of materials, services, and finished goods from third parties or failure of finished goods from our manufacturing sites, it may adversely affect our business and operations. We may experience difficulties, delays and interruptions in the manufacturing and supply of our products for various reasons, including supply chain disruptions, including those due to natural or man-made disasters at our facilities or at a critical supplier or vendor.	• We actively manage third-party relationships to ensure continuity of supplies and services on time and to our required specifications • We utilise a broad base of suppliers in order to minimise risk arising from dependence on a single supplier • For each of our products, we continue to identify, upgrade, and develop alternate vendors as part of risk mitigation and continual improvement • We are also conducting ESG assessment for our Strategic Suppliers. Based on the results of the evaluation, we will identify potential high-risk suppliers and develop a mitigation plan based on the risk classification	Negative
18	Product development	Risk	The manufacturing and development of our products is highly technical, lengthy, and complex, and dependent on several factors including the availability of raw materials, specialised manufacturing facilities, and qualified talent. There is also a high dependency on obtaining regulatory approvals at the right time and ensuring product and price competitiveness. A delay or inadequacy in either of these could cause a significant erosion in value, and impact our ability to deliver on our commercial priorities.	• We continuously seek to enhance our capabilities by up-skilling our people and hire the right talent • We adopt new technologies to bring innovation and automate our processes for higher efficiency • We amplify our research and development efforts through collaboration with partners and contract research organisations which have the capability to handle complex technologies and products	Negative

SECTION B MANAGEMENT AND PROCESS DISCLOSURES

	Disclosure question	P – 1	P – 2	P – 3	P – 4	P – 5	P – 6	P – 7	P – 8	P – 9
Policy and management process										
1.	A. Whether your entity's policy/ policies cover each principle and its core elements of the NGRBCs. (Yes/No)	Yes								
	B. Has the policy been approved by the Board? (Yes/No)	Yes (Note 1)								
	C. Web-link of the Policies, if available	Note 2								
2.	Whether the entity has translated the policy into procedures. (Yes/No)	Yes. The Company's Code of Business Conduct and Ethics (COBE) and/or other policies imbibes the above-mentioned principles and the Company expects its stakeholders to adhere to the same in all their dealings.								
3.	Do the enlisted policies extend to your value chain partners? (Yes/No)	Yes. The Company's Code of Business Conduct and Ethics (COBE) and/or other policies imbibes the above-mentioned principles and the Company expects its stakeholders to adhere to the same in all their dealings.								
4.	Name of the national and international codes/certifications/ labels/standards (e.g. Forest Stewardship Council, Fairtrade, Rainforest Alliance, Trustea) standards (e.g. SA 8000, OHSAS, ISO, BIS) adopted by your entity and mapped to each principle.	GRI Standards 2021, UN SDGs, SA8000, NGRBC	GRI Standards 2021, UN SDGs, ISO 14001, cGMP	GRI Standards 2021, UN SDGs, ISO 45001, SA8000, UN Guiding Principles on Business and Human Rights, ILO Conventions and Codes of Practice, Universal Declaration of Human Rights	GRI Standards 2021, UN SDGs	GRI Standards 2021, UN SDGs, SA8000, UN Guiding Principles on Business and Human Rights, ILO Conventions and Codes of Practice, Universal Declaration of Human Rights	GRI Standards 2021, UN SDGs, ISO 14001, ISO 45001	GRI Standards 2021, UN SDGs	GRI Standards 2021, UN SDGs, National Standards- CSR Rules prescribed by the Companies Act, 2013	GRI Standards 2021, UN SDGs, ISO 27001
5.	Specific commitments, goals and targets set by the entity with defined timelines, if any.	Note 3								
6.	Performance of the entity against the specific commitments, goals and targets along with reasons in case the same are not met.	Note 4								
Governance, leadership and oversight										
7.	Statement by director responsible for the Business Responsibility Report, highlighting ESG related challenges, targets and achievements	We are committed to making business truly sustainable and responsible. We announced our refreshed Environmental, Social, Governance (ESG) goals in 2022. As a Company with two decades of leadership in Indian pharma, we saw it as our responsibility to set the bar high. Going beyond environment, we have set ourselves bold and measurable goals on patients, employees and governance. The most distinctive aspect of our approach is that our sustainability agenda is now embedded in business strategy. Our ESG agenda is aimed at serving planet, purpose and people, and generating value for all stakeholders. Through technological progress and manufacturing excellence, we focus on expanding access and affordability to safe, effective and high-quality medicines that our patients and customers rely on us for, because **Good Health Can't Wait.** **G V Prasad, Co-Chairman and Managing Director**								
8.	Details of the highest authority responsible for implementation and oversight of the Business Responsibility policy (ies)	Mr. Erez Israeli, Chief Executive Officer Tel: +91-40-4900-2222 E-mail ID: shares@drreddys.com								
9	Does the entity have a specified Committee of the Board/Director responsible for decision-making on sustainability-related issues? (Yes/No). If yes, provide details	The Company has "Sustainability and CSR Committee" to act as nodal committee to review ESG strategies and programmes, policies, disclosures and overall sustainability goals and progress, amongst others. The detailed Charter of the said Committee including the terms of reference on sustainability matters are available on the website of the Company: https://www.drreddys.com/cms/cms/sites/default/files/static/SCSR-Committee-Charter-19052022.pdf. Further, from ESG perspective, various other Board Committees also review the matter within the purview of their respective charters. The respective Committees also updates the Board regarding deliberation and reviews on such matters.								

Note 1: *The statutory policies are approved by the Board or Board Committees, as applicable. Other applicable policies are either approved by the Board or by the appropriate authority.*

Note 2: https://www.drreddys.com/media/983676/cobe-booklet-v40.pdf

https://www.drreddys.com/cms/cms/sites/default/files/2021-12/Ombudsperson.pdf

https://www.drreddys.com/cms/cms/sites/default/files/2022-09/ABAC%20policy.pdf

https://www.drreddys.com/media/888147/she-policy-document-24-07-2020.pdf

https://www.drreddys.com/media/899536/human-rights-policy_01092020.pdf

https://www.drreddys.com/cms/cms/sites/default/files/2023-08/5591-Biodiversity%20Policy%20Board_A3_English%20%281%29.pdf

https://www.drreddys.com/cms/cms/sites/default/files/2024-02/Advocacy%20and%20Public%20Policy.pdf

https://www.drreddys.com/cms/cms/sites/default/files/2023-04/Energy%20Policy%20-%20A3%20-%20Landscape.pdf

https://www.drreddys.com/media/993225/csr-policy.pdf

https://www.drreddys.com/cms/cms/sites/default/files/static/supplier-code-of-conduct-new.pdf

Note 3: *We strengthened our commitment to sustainability and announced new environmental, social, and governance (ESG) goals for 2030 to make more meaningful impact through our sustainable development strategy.*

A. **Being committed to environmental stewardship: Reducing carbon emissions**
- *100% renewable power (RE100) by 2030*
- *Carbon neutral in direct operations (Scope 1 and 2 emissions) by 2030*
- *12.5% reduction in our indirect carbon emissions (Scope 3) by 2030*

Water positivity:
- *Water positive by 2025*

B. **Making our products accessible and affordable for patients**

Access:
- *Serve 1.5 bn+ patients by 2030*

Affordability:
- *25% of our new launches to be the first to market by 2027*

Innovation:
- *3 innovative solutions (products, services and platforms) every year to improve standard of treatment from 2027*

C. **Contributing to a fairer and more socially inclusive world**

Equity, diversity and inclusion
- *At least 35% women in senior leadership by 2030*
- *Gender parity by 2035*
- *3% of our workforce to be Persons with Disability (PwD) by 2030*
- *Ensure 100% living wages for our extended workforce by 2025*

D. **Enhancing trust with our stakeholders**

Compliance, Ethics, and Corporate governance:
- *Meet the highest standards on compliance and ethics backed by robust corporate governance*

Disclosures and reporting
- *Enhance our disclosures to reach top quartile by 2025*

Suppliers
- *100% of our strategic suppliers to be compliant with our chosen ESG framework by 2030*

Note 4: *Details regarding our ESG goals and progress is given in the respective initial section from pages 30 to 59 of the Integrated Report.*

10. Details of Review of NGRBCs by the Company

Subject for review	P1	P2	P3	P4	P5	P6	P7	P8	P9
Performance against above policies and follow-up action	The Sustainability and CSR Committee reviews the performance against the ESG goals and targets of the Company. The Committee also reviews ESG strategies and programmes, policies, disclosures and related matters. The Committee updates the Board regarding deliberation and reviews on such matters. The Company has constituted internal Sustainability Council which reviews the performance against the ESG goals and targets. The policies of the Company are reviewed periodically or on need basis by the respective department heads/business heads/Executive Directors. During such assessment, the efficacy of the policies is reviewed and necessary changes to policies and procedures are implemented. The Sustainability and CSR Committee reviews the performance on quarterly basis.								
Compliance with statutory requirements of relevance to the principles and rectification of any non-compliances	The Company has constituted an internal Sustainability Council which reviews Compliance with the statutory requirements of relevance to the principles and rectification of any non-compliances, if any. The Council reviews the compliances periodically. The same is also reviewed by the Sustainability and CSR Committee on a quarterly basis.								

11. Has the entity carried out independent assessment/evaluation of the working of its policies by an external agency? (Yes/No). If yes, provide name of the agency

The processes and compliances are subject to scrutiny by internal auditors and the status of compliances are updated to the Board. From best practices as well as from a risk perspective, policies are periodically evaluated and updated by various department heads/business heads and approved by the management/the Board Committees/the Board. Some of the policies of the Company were evaluated by KPMG and DNV Business Assurance India Private Limited (DNV). An internal assessment of the workings of the BR policies has been done.

The independent assessment by DNV Business Assurance India Private Limited (DNV) has been done as part of the limited/reasonable assurance of BRSR.

12. If answer to question (1) above is "No" i.e. not all Principles are covered by a policy, reasons to be stated:

Not applicable

SECTION C PRINCIPLEWISE PERFORMANCE DISCLOSURE

PRINCIPLE 1: BUSINESSES SHOULD CONDUCT AND GOVERN THEMSELVES WITH INTEGRITY, AND IN A MANNER THAT IS ETHICAL, TRANSPARENT AND ACCOUNTABLE

Essential Indicators

1. Percentage coverage by training and awareness programmes on any of the principles during the financial year

Segment	Total number of training and awareness programmes held	Topics/principles covered under the training and its impact	% age of persons in respective category covered by the awareness programmes
Board of Directors Key Managerial Personnel (KMPs)	5	Familiarisation/awareness programme and Board retreat for the Board of Directors/KMPs of the Company is done periodically as part of Board process covering various areas pertaining to the business, strategy, risks, operations, regulations, Code of Business Conduct and Ethics (COBE), economy and environmental, social and governance parameters. In addition, frequent updates are shared with all the Board members/KMPs to apprise them of developments in the Company, key regulatory changes, risks, compliances and legal cases.	100

Segment	Total number of training and awareness programmes held	Topics/principles covered under the training and its impact	% age of persons in respective category covered by the awareness programmes
Employees other than BODs and KMPs	34,697	The employees/workers of the Company undergo various training programmes throughout the year. Many trainings programmes followed a blended learning approach which entailed virtual classroom initiatives, along with dissemination of e-learning modules.	70%
Workers	642	Various trainings were undertaken during the year includes training on COBE, Insider Trading Code, prevention of sexual harassment at workplace, information and cyber security awareness, Know Your Customer guidelines, and a learning module on ESG. Other trainings included induction programmes for new recruits, leadership training, IT and cyber security and modules on soft skills, programmes on mental and physical well-being, among several others. Regular mailers are sent to employees on ethics, health, ESG and other relevant topics as part of the awareness programmes. The various updates are also placed at the intranet platforms of the Company.	99%

2. Details of fines/penalties/punishment/award/compounding fees/settlement amount paid in proceedings (by the entity or by directors/KMPs) with regulators/law enforcement agencies/judicial institutions, in the financial year, in the following format (Note: the entity shall make disclosures on the basis of materiality as specified in Regulation 30 of SEBI (Listing Obligations and Disclosure Obligations) Regulations, 2015 and as disclosed on the entity's website)

Monetary

	NGRBC Principle	Name of the Regulatory/ enforcement agencies/ judicial institutes	Amount (₹)	Brief of the Case	Has an appeal been preferred (Yes/No)
Penalty/Fine	In terms of Regulation 30 of the SEBI (Listing Obligations and Disclosure Obligations) Regulations, 2015, the applicable disclosures are made to the stock exchanges. The same is available on the website of the stock exchanges as well as on the Company's website at https://www.drreddys.com/investor#investor-services#other-stock-exchange-intimations				
Settlement	Nil				
Compounding fees					

Non-monetary

	NGRBC Principle	Name of the Regulatory/ enforcement agencies/ judicial institutes	Amount (₹)	Brief of the Case	Has an appeal been preferred (Yes/No)
Imprisonment	Nil				
Punishment					

3. Of the instances disclosed in Question 2 above, details of the appeal/revision preferred in cases where monetary or non-monetary action has been appealed

Not applicable

4. Does the entity have an anti-corruption or anti-bribery policy? If yes, provide details in brief and if available, provide a web-link to the policy

Yes. We have an Anti-bribery and Anti-corruption policy. The policy has been developed in alignment with our Code of Business Conduct and Ethics (COBE), other internal policies such as Ombudsperson policy and other rules and regulations relevant to Anti-Bribery and Anti-Corruption that govern the Company because of its geographical presence in multiple countries. The policy reiterates that the Company does not tolerate any bribery and corruption directly or indirectly and upholds the highest standards of integrity and transparency in all its interactions and business activities. The Anti-bribery and Anti-corruption policy is available on the intranet platform of the Company.

The policy forms part of the COBE, applies to all members of the Board of Directors, full and part-time employees of the Company, its subsidiaries and affiliates. All business partners are also expected to follow the same standard of ethics when conducting business with the Company or on its behalf. (https://www.drreddys.com/investor#governance)

5. Number of Directors/KMPs/employees/workers against whom disciplinary action was taken by any law enforcement agency for the charges of bribery/corruption

	FY2024	FY2023
Directors	Nil	Nil
KMPs	Nil	Nil
Employees	Nil	Nil
Workers	Nil	Nil

6. Details of complaints with regard to conflict of interest

	FY2024		FY2023	
	Number	Remarks	Number	Remarks
Number of complaints received in relation to issues of conflict of interest of the directors	Nil	Not applicable	Nil	Not applicable
Number of complaints received in relation to issues of conflict of interest of the KMPs				

7. Provide details of any corrective action taken or underway on issues related to fines/penalties/action taken by regulators/law enforcement agencies/judicial institutions, on cases of corruption and conflicts of interest

Not applicable

8. Number of days of accounts payables (Accounts payable*365)/Cost of goods/services procured)

Particulars	FY2024	FY2023
Number of days of accounts payables[1]	80	84

[1] *Number of days of accounts payables is calculated on procurement of materials.*

9. Open-ness of business

Details of concentration of purchases and sales with trading houses, dealers, and related parties along with loans and advances & investments, with related parties:

Parameter	Metrics	FY2024	FY2023
Concentration of Purchases	a) Purchases from trading houses as % of total purchases	Nil	Nil
	b) Number of trading houses from where purchases are made from	Nil	Nil
	c) Purchases from top 10 trading houses as % of total purchases from trading houses	Nil	Nil
Concentration of Sales[1]	a) Sales to dealers/distributors as % of total sales	31.0	34.1
	b) Number of dealers/distributors to whom sales are made	7,375	7,095
	c) Sales to top 10 dealers/distributors as % of total sales to dealers/ distributors	17.6	15.6
Share of RPTs in	a) Purchases (purchases with related parties/total purchases) – %	0.52	0.44
	b) Sales (sales to related parties/total sales)	Nil	Nil
	c) Loans & advances (loans & advances given to related parties/total loans & advances)	Nil	Nil
	d) Investments (investments in related parties/total investments made)	Nil	Nil

[1] *Based on standalone financials.*

Leadership Indicators

1. Awareness programmes conducted for value chain partners on any of the principles during the financial year

Sr.	Total number of awareness programmes held	Topics/principles covered under the training	Percentage of value chain partners covered (by value of business done with such partners) under the awareness programmes
1	545	Defensive Driving training & Road safety awareness	98
2	8	ESG Capability Building Programme	11

2. Does the entity have processes in place to avoid/manage conflict of interests involving members of the Board? (Yes/No) If yes, provide details of the same

Yes. The Company has a Conflict of Interest Policy which lays down the principles and standards that govern the actions of the Company including its subsidiaries, joint ventures and its directors, officers and employees (full time or part time, contract employees and consultants). This Policy provides guidance for recognising, reporting and resolution of any actual, potential or perceived conflict of interest.

Further, as part of the Governance ecosystem, the Company has adopted best practices on reviews of conflict of interest of Directors. In case any director is getting appointed or associated with any new organisation, such director makes proactive disclosure of his association with the new organisation to the Chairman and the Company Secretary. The said disclosure is placed before the next meeting of the Nomination, Governance and Compensation Committee (NGCC) for reviewing the conflict or potential conflict of situation of such director, if any, with the Company after being associated with new organisation. The Director's disclosures are also placed before the Board and conflict of interest, if any, are discussed and reviewed by the Board. The Board collectively is responsible for decision-making on conflict of interest disclosed to the Board for any business decisions, wherein any of the Directors are interested.

PRINCIPLE 2: BUSINESSES SHOULD PROVIDE GOODS AND SERVICES IN A MANNER THAT IS SUSTAINABLE AND SAFE

Essential Indicators

1. Percentage of R&D and capital expenditure (capex) investments in specific technologies to improve the environmental and social impacts of product and processes to total R&D and capex investments made by the entity, respectively

	FY2024	FY2023	Details of improvements in environmental and social impacts
R&D	100	100	R&D expenditure in various technologies is focussed on improving the environmental and social impacts of our products/processes
Capex	2.0	3.3	Reduction in usage of non-renewable energy sources. Reduction of freshwater footprint in plants by reusing grey water.

2. a. Does the entity have procedures in place for sustainable sourcing

Yes, the Company has procedures in place for sustainable sourcing.

b. If yes, what percentage of inputs were sourced sustainably

100% of our inputs are sourced from suppliers who abide by our Supplier Code of Conduct. Our Supplier Code of Conduct has a clear policy on sustainability requirements. As a future step, we have identified strategic suppliers and developed ESG framework for assessing our strategic suppliers.

3. Describe the processes in place to safely reclaim your products for reusing, recycling and disposing at the end of life, for

(a)	Plastics (including packaging)	We have waste management systems in place at all our facilities. Plastic waste is either co-processed or recycled based upon the type of waste generated. E-waste is sold to authorised vendors. 99% of our global hazardous waste is sent to cement industries and recyclers for co-processing and recycling. The remaining 1% of global hazardous waste is sent to landfill. Other non-hazardous waste such as glass, MS scrap, wood waste, and boiler ash, etc. are sent to recyclers, cement industries for co-processing or to brick manufacturers. We also monitor the waste management in further value chain wherein all our expired products are incinerated at authorised destruction vendor. Other waste like plastic drums/pallets etc. used for transportation are sold out to scrap vendors who are known for either re-use/recycle.
(b)	E-waste	
(c)	Hazardous waste	
(d)	Other waste	

4. Whether Extended Producer Responsibility (EPR) is applicable to the entity's activities (Yes/No). If yes, whether the waste collection plan is in line with the Extended Producer Responsibility (EPR) plan submitted to Pollution Control Boards? If not, provide steps taken to address the same

Yes, we work in compliance with India's Plastic Waste Management Rules, 2016 (subsequent abatements) and the Extended Producer Responsibility (EPR) guidelines. Our waste collection plan is in line with the EPR plan submitted to Pollution Control Board (PCB). During the year FY2024, we have fulfilled the target by recycling and end of life as per the EPR requirements.

Leadership Indicators

1. Has the entity conducted Life Cycle Perspective/Assessments (LCA) for any of its products (for manufacturing industry) or for its services (for service industry)? If yes, provide details

Yes, we have completed LCA for three of our Active Pharmaceutical Ingredient (API) products during the year FY2024.

Sl. No.	NIC Code	Name of Product/ Service	%age of total turnover contributed	Boundary for which the Life Cycle Perspective/ Assessment was conducted	Whether conducted by independent external agency (Yes/No)	Results communicated in public domain (Yes/No)	If yes, provide the web-link
1	21009	Clopidogrel	0.48%	Cradle to gate	Yes	No	Not Applicable
2	21009	Fexofenadine	0.01%	Cradle to gate	Yes	No	Not Applicable
3	21009	Metoprolol	0.0001%	Cradle to gate	Yes	No	Not Applicable

2. If there are any significant social or environmental concerns and/or risks arising from production or disposal of your products/services, as identified in the Life Cycle Perspective / Assessments (LCA) or through any other means, briefly describe the same along with action taken to mitigate the same

Action taken to mitigate significant social or environmental concerns and/or risks arising from production or disposal of products/services

Sr.	Name of product/service	Description of the risk/concern	Action taken
There were no significant social or environmental concerns raised from the LCA analysis of our three API products.			

3. Percentage of recycled or reused input material to total material (by value) used in production (for manufacturing industry) or providing services (for service industry)

Not applicable. As in the pharmaceutical industry, we can't use recycled or reused input materials in the manufacturing process due to contamination issues as well as its nature of products. However, in some of our operations, we recover the spent solvent through solvent recovery system and reuse the same in our operations.

4. Of the products and packaging reclaimed at end of life of products, amount (in metric tonnes) reused, recycled, and safely disposed

	FY2024			FY2023		
	Re-used	Recycled	Safely disposed	Re-used	Recycled	Safely disposed
Plastics (including packaging)	0	0	0	0	0	0
E-waste	0	0	0	0	0	0
Hazardous waste – Expired Product	0	0	895 tonnes	0	0	809 tonnes
Other waste	Cold boxes-31,376 units	0	0	Cold boxes-16,800 units	0	0

5. Reclaimed products and their packaging materials (as percentage of products sold) for each product category

Sr. No.	Indicate product category	Reclaimed products and their packaging materials as %age of total products sold in respective category
1	Cold boxes	90% of these boxes are reused at CFA or stockist level

PRINCIPLE 3: BUSINESSES SHOULD RESPECT AND PROMOTE THE WELL-BEING OF ALL EMPLOYEES, INCLUDING THOSE IN THEIR VALUE CHAINS

Essential Indicators

1. A. Details of measures for the well-being of employees

Category	Total	% of employees covered by									
		Health Insurance		Accident Insurance		Maternity Benefit		Paternity Benefits		Day Care Facilities	
		No.	%	No.	%	No.	%	No.	%	No.	%
Permanent employees											
Male	21,119	21,119	100	21,119	100	NA	NA	21,119	100	21,119	100
Female	5219	5,219	100	5,219	100	5,219	100	NA	NA	5,219	100
Other	5	5	100	5	100	0	0	0	0	5	100
Total	**26,343**	**26,343**	**100**	**26,343**	**100**	**5,219**	**100**	**21,119**	**100**	**26,343**	**100**
Other than permanent employees											
Male	5,476	5,476	100	5,476	100	NA	NA	5,476	100	5,476	100
Female	2,750	2,750	100	2,750	100	2,750	100	NA	NA	2,750	100
Other	0	0	0	0	0	0	0	0	0	0	0
Total	**8,226**	**8,226**	**100**	**8,226**	**100**	**2,750**	**100**	**5,476**	**100**	**8,226**	**100**

NA – Not applicable

1. B. Details of measures for the well-being of workers

Category	Total	% of workers covered by									
		Health Insurance		Accident Insurance		Maternity Benefit		Paternity Benefits		Day Care Facilities	
		No.	%	No.	%	No.	%	No.	%	No.	%
Permanent workers											
Male	600	600	100	600	100	NA	NA	600	100	600	100
Female	43	43	100	43	100	43	100	NA	NA	43	100
Other	0	0	0	0	0	0	0	0	0	0	0
Total	**643**	**643**	**100**	**643**	**100**	**43**	**100**	**600**	**100**	**643**	**100**
Other than permanent workers											
Male	6,936	0	0	0	0	NA	NA	0	0	6,936	100
Female	1,721	0	0	0	0	0	0	NA	NA	1,721	100
Other	0	0	0	0	0	0	0	0	0	0	0
Total	**8,657**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**8,657**	**100**

1. C. Spending on measures towards well-being of employees and workers (including permanent and other than permanent)

	FY2024	FY2023
Cost incurred on well-being measures as a % of total revenue of the Company[1]	0.2	0.2

[1] *Based on standalone basis*

2. Details of retirement benefits, for current financial year and previous financial year

Benefits	FY2024			FY2023		
	No. of employees covered as a % of total employee	No. of workers covered as a % of total workers	Deducted and deposited with the authority (Y/N/N.A.)	No. of employees covered as a % of total employees	No. of workers covered as a % of total workers	Deducted and deposited with the authority (Y/N/N.A.)
PF	100	100	Yes	100	100	Yes
Gratuity	100	100	NA	100	100	NA
ESI	2.9	0	Yes	2.7	0	Yes
Others – Superannuation	3	NA	NA	3.5	NA	NA

NA - Not applicable

3. Accessibility of workplaces: Are the premises/offices of the entity accessible to differently abled employees and workers, as per the requirements of the Rights of Persons with Disabilities Act, 2016? If not, whether any steps are being taken by the entity in this regard

Yes. The premises/offices of the Company, including the registered and corporate offices have ramps or elevators to enable easy movement. Most offices are located either on the ground floor or have elevators and infrastructure for differently abled individuals. Wheelchair accessible restrooms are also available at certain premises. We conduct infrastructure audits regularly with the increase in differently abled employees in the organisation. All offices located in and around the headquarters, Hyderabad, India have been audited for physical and digital accessibility and remedial steps are being followed to enable people with disabilities further. An Employee Resource Group (ERG) for people with disabilities has been established to support and enable inclusion further within our workplace. Regular sensitisation of employees is conducted in partnership with Dr. Reddy's Foundation when people with disabilities are hired in the organisation

4. Does the entity have an equal opportunity policy as per the Rights of Persons with Disabilities Act, 2016? If so, provide a web-link to the policy

Yes. The Code of Business Conduct and Ethics (COBE) of the Company provides for an Equal Opportunity Policy to create an inclusive work environment by fostering diversity in the workplace, and to treat all employees equally irrespective of gender, age, physical disability, creed, religion, sexual orientation, racial background, pregnancy, place of origin, caste, political affiliation or other discriminatory factors. We value diversity in our workforce and thus encourage and nurture talent within the organisation. We work best when there is an atmosphere of mutual trust and co-operation. The policy is available at the Company's website at: https://www.drreddys.com/cms/cms/sites/default/files/2021-11/cobe-booklet-v40.pdf.

Further, the Equal Employment Opportunity (EEO) Statement states that the Company maintains a work environment, that is free from discrimination, and is an equal opportunity employer. We are committed to employ and nurture all qualified diverse workforce without regard to race, colour, religion, national origin, sex, age, disability status, genetics, sexual orientation, gender identity or expression, marital status, citizenship or any other characteristic or classification protected by the applicable law(s) of the countries we operate in. We apply these principles in all aspects of employment, including recruitment, hiring, placement, promotion, termination, lay off, transfer, leaves of absence, training and compensation. The Company assures all employees that no individual filing a complaint will be discriminated against, as a result of their complaint. The policy is available at the Company's career website at: https://careers.drreddys.com/#!/#eeo-statement.

5. Return to work and retention rates of permanent employees and workers that took parental leave

Gender	Permanent employees		Permanent workers	
	Return to work rate	Retention rate	Return to work rate	Retention rate
Male	99.7	83.9	0	0
Female	96.1	81.3	0	0
Others	0	0	0	0
Total	**99.1**	**83.6**	**0**	**0**

6. Mechanism available to receive and redress grievances for the following categories of employees and workers, if yes, details of the mechanism in brief

	Yes/No	(If Yes, then give details of the mechanism in brief)
Permanent workers	Yes	The Company has an Ombudsperson Policy (whistle-blower or vigil mechanism) applicable to employees and third parties, to report concerns on actual or suspected violations of the code or any applicable laws and regulations. The Audit Committee Chairperson is the Chief Ombudsperson. Concerns raised to the Company and their resolution are reported through the Chief Ombudsperson to the Audit Committee and where applicable, to the Board. The policy provides avenues to report concerns directly to the Compliance Team. Refer link of the policy and reporting channels separately mentioned below. Ombudsperson Policy Link: https://www.drreddys.com/investor#governance Ombudsperson reporting channel website link: https://drreddys.ethicspoint.com/
Other than permanent workers	Yes	
Permanent employees	Yes	
Other than permanent employees	Yes	

7. Membership of employees and workers in association(s) or unions recognised by the Company

Category	FY2024			FY2023		
	Total employees/ workers in respective category	No. of employees/ workers in respective category, who are part of association(s) or union	%	Total employees/ workers in respective category	No. of employees/ workers in respective category, who are part of association(s) or union	%
Total permanent employees	**26,343**	**0**	**0.0**	**24,832**	**0**	**0.0**
Male	21,119	0	0.0	20,033	0	0.0
Female	5,219	0	0.0	4,792	0	0.0
Other	5	0	0.0	7	0	0.0
Total permanent workers	**643**	**435**	**67.7**	**666**	**573**	**86.0**
Male	600	417	69.5	621	555	89.4
Female	43	18	41.9	45	18	40.0
Other	0	0	0.0	0	0	0.0

8. Details of training given to employees and workers

	FY2024					FY2023				
	Total	On health and safety measures		On skill upgradation		Total	On health and safety measures		On skill upgradation	
		Nos.	%	Nos.	%		Nos.	%	Nos.	%
Employees										
Male	21,119	9,095	43.1	19,006	90.0	20,033	6,495	32.4	19,655	98.1
Female	5,219	2,105	40.3	5,219	100	4,792	1,145	23.9	4,511	94.1
Other	5	1	20.0	5	100	7	0	0	5	71.4
Total	**26,343**	**11,201**	**42.5**	**24,230**	**92.0**	**24,832**	**7,640**	**30.8**	**24,171**	**97.4**
Workers										
Male	600	347	57.8	595	99.2	621	260	41.9	372	59.8
Female	43	43	100	43	100	45	18	40.0	40	88.9
Other	0	0	0	0	0	0	0	0	0	0.0
Total	**643**	**390**	**60.7**	**638**	**99.2**	**666**	**278**	**41.7**	**412**	**61.9**

9. Details of performance and career development reviews of employees and workers

	FY2024			FY2023		
	Total	Nos.	%	Total	Nos.	%
Employees						
Male	21,119	20,822	98.6	20,033	20,033	100
Female	5,219	5,107	97.9	4,792	4,792	100
Other	5	5	100	7	7	100
Total	**26,343**	**25,934**	**98.4**	**24,832**	**24,832**	**100**
Workers						
Male	600	57	9.5	621	621	100
Female	43	24	55.8	45	45	100
Other	0	0	0.0	0	0	0.0
Total	**643**	**81**	**12.6**	**666**	**666**	**100**

Note: Performance and career development reviews have been done for all eligible employees and workers

10. Health and safety management system

a. **Whether an occupational health and safety management system has been implemented by the entity. If yes, the coverage of such system**

Yes, we have implemented an occupational health and safety management system. All our Indian manufacturing facilities are certified under ISO 45000. The coverage is 100% of our entity, and it includes both regular employees and contractors.

b. **What are the processes used to identify work-related hazards and assess risks on a routine and non-routine basis by the entity?**

Yes, we have developed a guidance document which provides the course on how to identify, evaluate Safety, Health and Environment (SH&E) risks and reduce them to an acceptable level by strengthening existing control and or incorporating additional controls for all the activities within premises of the organisation. The guideline clearly outlines the role and responsibilities.

c. **Whether you have processes for workers to report the work-related hazards and to remove themselves from such risks. (Y/N)**

Yes, every department head interacts with all members on Safety matters daily through toolbox talk. In this forum, workmen actively participate and give suggestions and feedback for improvements.

d. **Do the employees/workers of the entity have access to non-occupational medical and healthcare services? (Yes/No)**

Yes, Employees have access to non-occupational medical and healthcare services via the medical insurance. MHI (My Health Index) includes Diet Coach (Dietician), Fitness Coach (Physiotherapist) and Happiness Coach (Psychologist) which is being run at some sites of the Company in India that have holistic healthcare services available on site.

11. Details of safety-related incidents

Safety Incident/Number	Category	FY2024	FY2023
Lost Time Injury Frequency Rate (LTIFR) (per one mn-person hours worked)	Employees	0.14	0.28
	Workers[1]	0.14	0.21
Total recordable work-related injuries	Employees	22	17
	Workers[1]	19	10
No. of fatalities	Employees	0	1
	Workers[1]	0	0
High consequence work-related injury or ill-health (excluding fatalities)	Employees	0	0
	Workers[1]	1	0

[1] *Workers means other than permanent workers*

12. Describe the measures taken by the entity to ensure a safe and healthy workplace

We emphasise strongly on the health, safety, and well-being of our people. We continuously strive to create a work environment that is free from any occupational hazards, regardless of where our people are located or what type of work they carry out. We have developed and implemented strong Health and Safety systems at all our plants. These systems are guided and driven by our established policies and procedures. Periodic assessments are conducted to evaluate the effectiveness of the systems implemented and appropriate measures are taken to further improve our Health & Safety performance continually.

13. Number of Complaints on the following made by employees and workers

	FY2024			FY2023		
	Filed during the year	Pending resolution at the end of year	Remarks	Filed during the year	Pending resolution at the end of year	Remarks
Working Conditions	0	0	-	0	0	-
Health & Safety	2	1	-	0	0	-

14. Assessments for the year

Particulars	% of your plants and offices that were assessed (by entity or statutory authorities or third parties)
Health and safety practices	100%
Working conditions	100%

15. Provide details of any corrective action taken or underway to address safety-related incidents (if any) and on significant risks/concerns arising from assessments of health & safety practices and working conditions

Not applicable

Leadership Indicators

1. Does the entity extend any life insurance or any compensatory package in the event of death of (A) Employees (Y/N) (B) Workers (Y/N)

Yes, it extends to both employees and workers.

2. Provide the measures undertaken by the entity to ensure that statutory dues have been deducted and deposited by the value chain partners

The Company ensures that statutory dues as applicable to the transactions within its remit are deducted and deposited in accordance with existing regulations. This activity is also reviewed as part of the internal and statutory audit. The Company expects its value chain partners to uphold business responsibility principles and values of transparency and accountability.

3. Provide the number of employees/workers having suffered high consequence work-related injury/ill-health/ fatalities (as reported in Q11 of Essential Indicators above), who have been rehabilitated and placed in suitable employment or whose family members have been placed in suitable employment

	Total no. of affected employees/workers		No. of employees/workers that are rehabilitated and placed in suitable employment or whose family members have been placed in suitable employment	
	FY2024	FY2023	FY2024	FY 2022-23
Employees	0	0	0	0
Workers	1	0	Given suitable medical care and salary being paid	0

4. Does the entity provide transition assistance programmes to facilitate continued employability and the management of career endings resulting from retirement or termination of employment? (Yes/No)

Yes, the Company provides transition assistance programmes to facilitate continued employability and the management of career endings resulting from retirement or termination of employment.

5. Details on assessment of value chain partners

Particulars	% of value chain partners (by value of business done with such partners) that were assessed
Health and safety practices	We conduct periodic supplier risk assessments for our suppliers chain partners through a third party to better understand our value chain risk exposure. During the year, 25.5% of our value chain partners (India direct spend) have been evaluated on multiple ESG parameters.
Working conditions	

6. Provide details of any corrective actions taken or underway to address significant risks/concerns arising from assessments of health and safety practices and working conditions of value chain partners

We have shared corrective action reports post onsite assessment for critical and strategic suppliers and noted that there are no major risks/concerns with regards to the health & safety practices & working conditions.

PRINCIPLE 4: BUSINESSES SHOULD RESPECT THE INTERESTS OF AND BE RESPONSIVE TO ALL ITS STAKEHOLDERS

Essential Indicators

1. Describe the processes for identifying key stakeholder groups of the entity

We consider individuals, groups, institutions, or entities that contribute to shaping our business, that add value or constitute a core part of the business value chain as key stakeholders. Our stakeholders are both internal and external, and direct as well as indirect. Our process of identification and classification of the stakeholders is defined by their interest, impact and participation in operations of the Company including engagement on various environmental, social and governance matters. Delivering on stakeholder needs, interests and expectations are integral to the way we operate. We keenly listen to our stakeholders and have established various touchpoints and tools for communication, advocacy and engagement. Our key stakeholders include employees, investors, suppliers and partners, customers, government authorities, healthcare professionals, patients and the community.

2. List stakeholder groups identified as key for your entity and the frequency of engagement with each stakeholder group

Sr.	Stakeholder Group	Whether identified as Vulnerable & Marginalised Group	Channels of communication	Frequency of engagement	Purpose and scope of engagement including key topics and concerns raised during such engagement
1	Employees	No	We use digital as well as physical channels of communication including but not limited to e-mails, newsletters, intranet, townhalls and leadership touchpoints, pulse surveys for employee feedback and redressal, and appraisal and training programmes for personal and professional growth.	Daily	Through multiple physical and digital channels of communication, we aim to provide our employees a safe, inclusive and empowering workplace that encourages transparent engagement and the freedom to act, innovate and grow as professionals and individuals. Our ongoing effort is to maintain two-way engagement with colleagues globally including those in corporate offices, R&D laboratories, manufacturing locations and in the field. Our engagement ranges from discussing the Company's strategy, growth opportunities, operational execution, industry developments, employee performance and career growth opportunities, capability building, recognition and celebrations.
2	Investors	No	We interact with our shareholders, potential investors and research analysts through investor meetings/calls, conferences, earnings call, investor events, e-mail, press releases, stock exchange intimations, investor presentations and annual reports. We also provide various updates on our website and other places of engagement.	Frequent and need-based	We engage with investors to update on the business and financial performance, the Company's strategy and growth levers, potential opportunities and risks, our ESG goals/actions, and material events which may have a positive or negative impact on the performance of the Company.
3	Patients	Yes, depending on various factors such as health, income, access and others	We engage with patients through multiple assistance programmes, financial assistance, lifestyle support, education, counselling, disease management and awareness initiatives. We also use different marketing channels (print, digital, social media) to inform patients about our OTC products. Customer support services are also provided to report any feedback/adverse effects from our products.	Frequent and need-based	Patient-centricity is the core tenet of our strategy. Through our customer assistance and outreach programmes, we educate, provide support, create awareness, and increase adherence to improve the health of our patients. Being closer to the patient also allows us to identify and address the unmet patient needs and develop better products/services for the patients. We address patient related queries/feedback and any drug-related concerns.
4	Health Care Professionals	No	We use physical and digital channels such as e-mail, webinar/conferences, electronic updates, portals as well as in-person visits and collaterals.	Frequent and need-based	Our engagement aims to update healthcare professionals on products, innovations, access, availability of our medicines and healthcare solutions. Engagement also includes discussion on therapy advances, science of medicines and patient needs.
5	Customers	No	Physical and virtual meetings, customer events, calls, e-mail, website	Daily	We engage with our customers to ensure regular supply of the products, keep them informed about new products, participate in the bids/tenders, maximise the outreach of our products and to assess customer satisfaction.
6	Supplier's & Partner's	No	On-site meetings, virtual meeting, business partner's meet, supplier forums, partner events, calls, e-mail, satisfaction survey, website	Frequent/ Quarterly Governance calls/Annual meet	Making a holistic impact on the health of patients worldwide requires us to work with partners across the healthcare value chain. We emphasise fair, transparent, and ethical practices and seek partners who share the same commitment towards compliance with laws, regulations, published standards and environmental practices. Our supplier engagement includes capability building programmes, audit CAPA governance and tracking, business partner meets and includes discussions on our ESG goals, efficiency in manufacturing, stronger quality management practices, human rights policies and standards, and working together to advance our sustainability agenda.
7	Government authorities	No	Our interactions with authorities take place through e-mails, meetings, audits, representations, filings and submissions.	Need-based	Our engagement with official authorities is multi-fold. With regulatory authorities, our engagement is aimed at discharging responsibilities and furthering our core business of product development, launch, manufacturing, etc. in keeping with the latest and highest standards of compliance. With policy-makers, our engagement aims to understand and discuss matters pertaining to the industry. We do advocacy and make representations on various regulatory and policy issues to strengthen the healthcare eco-system through policy interventions and ensure timely access to quality medicines at affordable prices.
8	Community	Yes, depending on various factors such as health, income and others	Our engagement with the community includes interactions, collaborations, onsite visits, email and other digital channels.	Frequent and need-based	With giving back to society as a core tenet of the Company, our corporate social responsibility and employee volunteering programmes target the areas of education, skilling and livelihood, health and environmental sustainability through partners and local NGOs. We also run training, awareness and empowerment programmes. We engage with local community to understand their challenges and work for their sustainable development.

Sr.	Stakeholder Group	Whether identified as Vulnerable & Marginalised Group	Channels of communication	Frequency of engagement	Purpose and scope of engagement including key topics and concerns raised during such engagement
9	Third Party logistics service provider's and CFA's	No	Onsite/virtual meetings, email, annual meet, training and awareness programmes	Frequent	Our engagement with third party logistics service provider's and CFA's is to ensure safe transportation, warehousing and ensuring availability of our medicines. We also reward and recognise third party logistics service providers for road safety practices. Through the driver management centre, we train and counsel the transporters on behavioural safety to ensure zero road accidents.
10	Contract Workforce	No	Meetings, discussions, trainings and toolbox talks	Frequent	To ensure the job assigned are performed timely and in a safe manner. We also create awareness on health, safety and environmental practices.

Leadership Indicators

1. **Provide the processes for consultation between stakeholders and the Board on economic, environmental, and social topics or if consultation is delegated, how is feedback from such consultations provided to the Board**
Based on the consultation and feedback received with the respective stakeholder groups, the material topics on economic, environmental and social are discussed and analysed by the relevant business and functional heads. The material topics on ESG matters are discussed and reviewed at the internal Sustainability Committee which is comprising of Co-Chairman and Managing Director, Chief Executive Officer and members of Management Council.

The Board has designated Sustainability and CSR Committee of the Board to act as nodal committee to review ESG strategies and programmes, policies, disclosures and overall sustainability goals and progress, amongst others. Further, from ESG perspective, various other Board Committees also reviews the matters within the purview of their respective charters. The respective Committees also updates the Board regarding deliberations and decisions on such ESG matters. The Board also discusses and reviews such matters.

2. **Whether stakeholder consultation is used to support the identification and management of environmental, and social topics (Yes/No). If so, provide details of instances as to how the inputs received from stakeholders on these topics were incorporated into policies and activities of the entity**
Effective engagement helps us connect stakeholder needs with organisational goals, creates the basis of an effective strategy development, and unlocks greater shared value for all stakeholders. We use multiple platforms to engage with a wide variety of stakeholders to understand their unique needs and concerns and chart out suitable strategies to address them. We have also conducted a materiality assessment that involved an intensive stakeholder engagement round. Our internal and external stakeholders identified key material topics that are likely to impact our business, like product availability, responsible pricing and affordability, high-quality medicines, patient safety, anti-bribery and corruption. These topics have been considered in the list of our action areas and sustainability framework.

3. **Provide details of instances of engagement with, and actions taken to, address the concerns of vulnerable/ marginalised stakeholder groups**
Patients: Through patient assistance programmes, we provide financial assistance to patients who are not in a position to afford high-cost treatments. We also support them through education, increase in awareness, and adherence to improve their health conditions. We also partnered with Ahimsa Trust for transforming healthcare through plant-based nutrition education.

Community: We implement several CSR programmes in the areas of education, skilling and livelihood, health and environmental sustainability through partners and local NGOs for marginalised sections of communities. The Company's various CSR projects are carried out by Dr. Reddy's Foundation, Naandi Foundation, Nice Foundation, Roshni Trust, amongst others. The Dr. Reddy Foundation has been conferred with the prestigious National Award for the Empowerment of Persons with Disabilities in New Delhi by Hon'ble President of India on the occasion of International Day of Persons with Disabilities (IDPD). For more details, refer to our community section of this Report.

PRINCIPLE 5: BUSINESSES SHOULD RESPECT AND PROMOTE HUMAN RIGHTS

Essential Indicators

1. Employees and workers who have been provided training on human rights issues and policy(ies) of the entity

Category	FY2024			FY2023		
	Total	No. of employees/ workers covered	%	Total	No. of employees/ workers covered	%
Employees						
Permanent	26,343	19,143	72.7	24,832	19,486	78.5
Other than permanent	8,226	1,032	12.6	6,939	297	4.3
Total	**34,569**	**20,175**	**58.4**	**31,771**	**19,783**	**62.3**
Workers						
Permanent	643	583	90.7	666	337	50.6
Other than permanent	8,657	0	0	6,262	0	0.0
Total	**9,300**	**583**	**6.3**	**6,928**	**337**	**4.9**

2. Details of minimum wages paid to employees and workers

	FY2024					FY2023				
	Total	Equal to Minimum Wage		More than Minimum Wage		Total	Equal to Minimum Wage		More than Minimum Wage	
		Nos.	%	Nos.	%		Nos.	%	Nos.	%
Employees										
Permanent	**26,343**	**0**	**0**	**26,343**	**100**	**24,832**	**0**	**0**	**24,832**	**100**
Male	21,119	0	0	21,119	100	20,033	0	0	20,033	100
Female	5,219	0	0	5,219	100	4,792	0	0	4,792	100
Others	5	0	0	5	100	7	0	0	7	100
Other than Permanent	**8,226**	**0**	**0**	**8,226**	**100**	**6,939**	**0**	**0**	**6,939**	**100**
Male	5,476	0	0	5,476	100	4,686	0	0	4,686	100
Female	2,750	0	0	2,750	100	2,244	0	0	2,244	100
Others	0	0	0	0	0	9	0	0	9	100
Workers										
Permanent	**643**	**0**	**0**	**643**	**100**	**666**	**0**	**0**	**666**	**100**
Male	600	0	0	600	100	621	0	0	621	100
Female	43	0	0	43	100	45	0	0	45	100
Others	0	0	0	0	0	0	0	0	0	0
Other than Permanent	**8,657**	**6,076**	**70.2**	**2,581**	**29.8**	**6,162**	**4,907**	**79.6**	**1,255**	**20.4**
Male	6,936	4,620	66.6	2,316	33.4	5,105	4,052	79.4	1,053	20.6
Female	1,721	1,456	84.6	265	15.4	1,057	855	80.9	202	19.1
Others	0	0	0	0	0	0	0	0	0	0

3. Details of remuneration/salary/wages

a. Median remuneration

	Male		Female		Others	
	Number	Median remuneration/ salary/wages of respective category (₹ in mn)	Number	Median remuneration/ salary/wages of respective category (₹ in mn)	Number	Median remuneration/ salary/wages of respective category (₹ in mn)
Board of Directors (BoD)	7	17.1	4	15.0	0	0
Key Managerial Personnel (KMP)[1]	3	64.7	0	0	0	0
Employees other than BoDs and KMPs	21,114	0.6	5,219	0.9	5	0.5
Workers[2]	417	0.8	18	0.7	0	0

[1] *Mr. G V Prasad, Co-Chairman and Managing Director of the Company, is a Key Managerial Personnel and has been included under heading BoD, therefore, not included under heading KMP*

[2] *Details given for workers based in India*

b. Gross wages paid to female as % of total wages paid by the entity

	FY2024	FY2023
Gross wages paid to females as % of total wages	24	23

4. Do you have a focal point (Individual/Committee) responsible for addressing human rights impacts or issues caused or contributed to by the business

Yes, we have a focal point responsible for addressing human rights impacts or issues caused or contributed to by the business.

5. Describe the internal mechanisms in place to redress grievances related to human rights issues

Chief Compliance Officer (CCO) is the designated authority reporting to the Chief Ombudsperson of Dr. Reddy's for the purpose of compliance with the Ombudsperson Policy. All human rights issues are investigated by designated investigator under guidance from CCO. Based on findings, suitable opportunity of being heard is provided to alleged person before concluding on the case. Any Corrective and Preventive action (CAPA) identified through discussion with business stakeholders and all CAPAs are tracked till closure.

6. Number of Complaints on the following made by employees and workers

	FY2024			FY2023		
	Filed during the year	Pending resolution at the end of year	Remarks	Filed during the year	Pending resolution at the end of year	Remarks
Sexual Harassment	23	5		19	6	
Discrimination at Workplace	42	18	-	15	-	-
Child Labour	-	-	-	-	-	-
Forced Labour/Involuntary Labour	-	-	-	-	-	-
Wages	-	-	-	-	-	-
Other human rights related issues	-	-	-	-	-	-

7. Complaints filed under the Sexual Harassment of Women at Workplace (Prevention, Prohibition and Redressal) Act, 2013

	FY2024	FY2023
Total Complaints reported under Sexual Harassment of Women at Workplace (Prevention, Prohibition and Redressal) Act, 2013 (POSH)	23	19
Complaints on POSH as a % of female employees/workers	0.4	0.4
Complaints on POSH upheld	19	15

8. Mechanisms to prevent adverse consequences to the complainant in discrimination and harassment cases

Dr. Reddy's policy on Ombudsperson as well as non-retaliation supports the Company values and "Speak Up" culture by taking proactive steps to ensure that employees who raise concerns in good faith are protected and supported in the workplace, as appropriate. To protect the interest of complainant, we follow a strict non-retaliation policy, where any retaliation against an employee who in good faith raises concerns or who assists in an investigation of suspected wrongdoing, is not tolerated. Non-retaliation policy is applicable to all employees (including, but not limited to, all current and past employees, contract workers, part-time or temporary workforce) and third parties of the Company. A concern of potential retaliation can be raised through multiple reporting channels that are available and promoted across the organisation.

9. Do human rights requirements form part of your business agreements and contracts

Yes, human rights requirements form part of our business agreements and contracts.

10. Assessments for the year

	% of your plants and offices that were assessed (by entity or statutory authorities or third parties)
Child labour	100
Forced/involuntary labour	100
Sexual harassment	100
Discrimination at workplace	100
Wages	100
Others – please specify	Not applicable

11. Provide details of any corrective actions taken or underway to address significant risks/concerns arising from the assessments at Question 10 above

Not applicable, as no risks/concerns observed across the above parameters as stated in question 10 above.

Leadership Indicators

1. Details of a business process being modified/introduced as a result of addressing human rights grievances/ complaints

Business process were not modified/introduced as result of addressing human rights grievances/complaints, as no concerns/risks were observed.

2. Details of the scope and coverage of any human rights due diligence conducted

We have a due diligence process under which human rights due diligence are conducted to identify the potential issues that may have been present in our business operations and the value chain. Some of the potential issues include child labour, forced labour, discrimination, harassment, collective bargaining and freedom of association.

3. Is the premise/office of the entity accessible to differently abled visitors, as per the requirements of the Rights of Persons with Disabilities Act, 2016

Yes. The premises/offices of the Company, including the registered and corporate offices have ramps or have elevators and relevant infrastructure for differently abled individuals. Wheelchair accessible restrooms are available at certain premises.

4. Details on assessment of value chain partners

Particulars	% of value chain partners (by value of business done with such partners) that were assessed
Child labour	We conduct periodic supplier risk assessments for our value chain partners through a third party to better understand our value chain risk exposure. During the year, 25.5% of our value chain partners (India direct spend) have been evaluated on multiple ESG parameters.
Forced/involuntary labour	
Sexual harassment/Discrimination at workplace	
Wages	
Others – please specify	

5. Provide details of any corrective actions taken or underway to address significant risks/concerns arising from the assessments at Question 4 above

Not applicable, as no risks/concerns observed across the above parameters as stated in question 4 above.

PRINCIPLE 6: BUSINESSES SHOULD RESPECT AND MAKE EFFORTS TO PROTECT AND RESTORE THE ENVIRONMENT

Essential Indicators

1. Details of total energy consumption (in Joules or multiples) and energy intensity

Parameters	FY2024 (GJ)	FY2023 (GJ)
From renewable sources (in GJ)		
Total electricity consumption (A)	963,642	618,954
Total fuel consumption (B)	1,358,825	530,555
Energy consumption through other sources (C)	0	0
Total energy consumed from renewable sources (A+B+C)	2,322,468	1,149,509
From non-renewable sources (in GJ)		
Total electricity consumption (D)	604,565	728,792
Total fuel consumption (E)	1,946,295	2,161,711
Energy consumption through other sources (F)	0	0
Total energy consumed from non-renewable sources (D+E+F)	2,550,861	2,890,503
Total energy consumed (A+B+C+D+E+F)	4,873,328	4,040,012
Energy intensity per rupee of turnover[1] (Total energy consumed/Revenue from operations) GJ/₹ mn	17.5	16.4
Energy intensity per rupee of turnover adjusted for Purchasing Power Parity (PPP)[2] (Total energy consumed/Revenue from operations adjusted for PPP) GJ/Revenue adjusted to PPP	391.0	364.3
Energy intensity in terms of physical output GJ/Tonne of Product	69.7	57.1
Energy intensity (optional) – the relevant metric may be selected by the entity	-	-

[1] Revenue as per IFRS consolidated financials for FY2024 & FY2023
[2] PPP – IMF conversion factors for FY2024: 22.4 and FY2023: 22.17
(Source - https://www.imf.org/external/datamapper/PPPEX@WEO/OEMDC/IND)

Note: Indicate if any independent assessment/evaluation/assurance has been carried out by an external agency? (Y/N) If yes, name of the external agency –

Yes, independent assurance was carried out by DNV.

2. Does the entity have any sites/facilities identified as designated consumers (DCs) under the Performance, Achieve and Trade (PAT) Scheme of the Government of India. If yes, disclose whether targets set under the PAT scheme have been achieved. In case targets have not been achieved, provide the remedial action taken, if any

We have no sites/facilities identified as designated consumers (DCs) under the Performance, Achieve and Trade (PAT) Scheme of the Government of India.

3. Provide details of the following disclosures related to water

Parameters	FY2024	FY2023
Water withdrawal by source (in kilolitres)		
(i) Surface water[1]	102,582	48,931
(ii) Groundwater	1,109,141	1,069,076
(iii) Third party water	111,730	101,525
(iv) Seawater/desalinated water	0	0
(v) Others (Municipal)	724,411	664,831
Total volume of water withdrawal (in kilolitres) (i+ii+iii+iv+v)	2,047,865	1,884,363
Total volume of water consumption (in kilolitres)	1,893,619	1,734,930
Water intensity per rupee of turnover[2] (Total water consumption/Revenue from operations) KL/₹ mn on fresh water withdrawal	7.0	7.5
Water intensity per rupee of turnover adjusted for Purchasing Power Parity (PPP) on fresh water withdrawal[3] (Total water consumption/Revenue from operations adjusted for PPP) KL/Revenue adjusted to PPP	156.1	165.5
Water intensity in terms of physical output on fresh water withdrawal - KL/Tonne of Product	27.8	25.9
Water intensity (optional) – the relevant metric may be selected by the entity	-	-

[1] Rainwater harvested.

[2] Revenue as per IFRS consolidated financials for FY2024 & FY2023
[3] PPP – IMF conversion factors for FY2024: 22.4 and FY2023: 22.17
(Source - https://www.imf.org/external/datamapper/PPPEX@WEO/OEMDC/IND)

Note: Indicate if any independent assessment/evaluation/assurance has been carried out by an external agency? (Y/N) If yes, name of the external agency -
Yes, independent assurance was carried out by DNV.

4. Provide the following details related to water discharged

Parameter	FY2024	FY2023
Water discharge by destination and level of treatment (in kilolitres)		
(i) To Surface water		
No treatment	0	0
With treatment – please specify level of treatment	0	0
(ii) To Groundwater		
No treatment	0	0
With treatment – please specify level of treatment	0	0
(iii) To Seawater		
No treatment	0	0
With treatment – please specify level of treatment	0	0
(iv) Sent to third-parties		
No treatment	0	0
With treatment – please specify level of treatment[1]	154,246	149,433
(v) Others		
No treatment	0	0
With treatment – please specify level of treatment	0	0
Total water discharged (in kilolitres)	**154,246**	**149,433**

[1] Primary treatment

Note: Indicate if any independent assessment/evaluation/assurance has been carried out by an external agency? (Y/N) If yes, name of the external agency -

Yes, independent assurance was carried out by DNV.

5. Has the entity implemented a mechanism for Zero Liquid Discharge? If yes, provide details of its coverage and implementation

Yes, we have implemented Zero Liquid Discharge (ZLD) facility at all our chemical technical operations and formulations plants (except one) in India. To avoid the discharge of untreated wastewater effluents, we use the ZLD water treatment engineering approach at 15 of our 23 global manufacturing facilities. All waste water is treated, contaminants are reduced to solids through ZLD, all the treated water is channelled back for usage in our utilities.

6. Details of air emissions (other than GHG emissions) by the entity

Parameters	Units	FY2024	FY2023
NOx	Metric Tonnes	171.9	111.1
SOx	Metric Tonnes	289.3	263.0
Particulate matter (PM)	Metric Tonnes	109.5	103.9
Persistent organic pollutants (POP)		NA	NA
Volatile organic compounds (VOC)		NA	NA
Hazardous air pollutants (HAP)		NA	NA
Others – please specify		NA	NA

Note: Indicate if any independent assessment/evaluation/assurance has been carried out by an external agency? (Y/N) If yes, name of the external agency -

Yes, independent assurance was carried out by DNV.

7. Provide details of greenhouse gas emissions (Scope 1 and Scope 2 emissions) & its intensity

Parameters	Units	FY2024	FY2023
Total Scope 1 emissions (Break-up of the GHG into CO_2, CH_4, N_2O, HFCs, PFCs, SF_6, NF_3, if available)	Metric tonnes of CO_2 equivalent	189,530	214,257
Total Scope 2 emissions (Break-up of the GHG into CO_2, CH_4, N_2O, HFCs, PFCs, SF_6, NF_3, if available)	Metric tonnes of CO_2 equivalent	114,655	137,627
Total Scope 1 and Scope 2 emission intensity per rupee of turnover[1] (Total Scope 1 and Scope 2 GHG emissions/Revenue from operations)	MT/₹ mn	1.1	1.4
Total Scope 1 and Scope 2 emission intensity per rupee of turnover adjusted for Purchasing Power Parity (PPP)[2] (Total Scope 1 and Scope 2 GHG emissions/Revenue from operations adjusted for PPP)	MT/Revenue adjusted to PPP	24.4	31.8
Total Scope 1 and Scope 2 emission intensity in terms of physical output	MT/Tonne of Product	4.3	5.0
Total Scope 1 and Scope 2 emission intensity (optional) – the relevant metric may be selected by the entity	--	-	-

[1] Revenue as per IFRS Consolidated for FY2024 & FY2023

[2] PPP – IMF conversion factors for FY2024: 22.4 and FY2023: 22.17

(Source - https://www.imf.org/external/datamapper/PPPEX@WEO/OEMDC/IND)

Note: Indicate if any independent assessment/evaluation/assurance has been carried out by an external agency? (Y/N) If yes, name of the external agency -

Yes, independent assurance was carried out by DNV.

8. Does the entity have any project related to reducing Green House Gas emission? If Yes, then provide details

We are investing in solar, wind and hydel projects, acquiring solar plants through joint ventures, moving from coal to cogeneration systems using biomass (rice husk, briquette) based boilers rather than fuel oil-based boilers to reduce our greenhouse gas emissions and accelerate our green transition.

9. Provide details related to waste management by the entity

Parameters	FY2024	FY2023
Total Waste generated (in metric tonnes)		
Plastic waste (A)	232.5	385.2
E-waste (B)	17.4	5.3
Bio-medical waste (C)	204.8	163.1
Construction and demolition waste (D)	9,497.3	449.7
Battery waste (E)	121.6	80.8
Radioactive waste (F)	0	0
Other hazardous waste. Please specify, if any. (G)	36,701.2	33,652
Other Non-hazardous waste generated (H)[1] Please specify, if any. (Break-up by composition i.e. by materials relevant to the sector)	31,741.8	17,611.8
Total (A + B + C + D + E + F + G + H)	**78,516.7**	**52,347.8**
Waste intensity per rupee of turnover[2] (Total waste generated/Revenue from operations) MT/₹ mn	0.3	0.2
Waste intensity per rupee of turnover adjusted for Purchasing Power Parity (PPP)[3] (Total waste generated/Revenue from operations adjusted for PPP) MT/Revenue adjusted to PPP	6.3	4.7
Waste intensity in terms of physical output MT/Tonne of product	1.1	0.7
Waste intensity (optional) – the relevant metric may be selected by the entity	-	-
For each category of waste generated, total waste recovered through recycling, re-using or other recovery operations (in metric tonnes) – Waste (A+B+C+D+E+F+H)		
Category of waste		
(i) Recycled	5,748.2	10,331.3
(ii) Re-used	34,630.4	4,415.2
(iii) Other recovery operations	1,436.8	3,949.2
Total	**41,815.4**	**18,695.8**

Parameters	FY2024	FY2023
For each category of waste generated, total waste disposed by nature of disposal method (in metric tonnes) – Hazardous Waste (G)		
Category of waste		
(i) Incineration	802.2	123.7
(ii) Landfilling	0	55.5
(iii) Other disposal operations	35,899.0	33,472.8
Total	**36,701.2**	**33,652.0**

[1] Non Hazardous waste includes steel scrap, metal scrap, wood waste, ash, waste shippers, copper cables, aluminium trays, general office waste, paper, cardboard, glass, etc.

[2] Revenue as per IFRS Consolidated for FY2024 and FY2023

[3] PPP – IMF conversion factors for FY2024: 22.4 and FY2023: 22.17

(Source - https://www.imf.org/external/datamapper/PPPEX@WEO/OEMDC/IND)

Note: Indicate if any independent assessment/evaluation/assurance has been carried out by an external agency? (Y/N) If yes, name of the external agency -

Yes, independent assurance was carried out by DNV

10. Briefly describe the waste management practices adopted in your establishments. Describe the strategy adopted by the Company to reduce usage of hazardous and toxic chemicals in your products and processes and the practices adopted to manage such wastes

We have waste management systems in place at all our facilities. Plastic waste is either co-processed or recycled based upon the type of waste generated. E-waste is sold to authorised vendors. 99% of our global hazardous waste is sent to cement industries and recyclers for co-processing and recycling. The remaining 1% of global hazardous waste is sent to landfill.

Other non-hazardous waste such as glass, MS scrap, wood waste, boiler ash etc. is sent to recyclers, cement industries for co-processing or to brick manufacturers.

We reduce waste through technological interventions and ongoing initiatives including sustainable packaging, waste source segregation, process optimisation etc.

11. If the entity has operations/offices in/around ecologically sensitive areas (such as national parks, wildlife sanctuaries, biosphere reserves, wetlands, biodiversity hotspots, forests, coastal regulation zones etc.) where environmental approvals/clearances are required

Sl. No.	Location of operations/offices	Type of operations	Whether the conditions of environmental approval/clearance are being complied with? (Y/N) If no, the reasons thereof and corrective action taken, if any
		Nil	

12. Details of environmental impact assessments of projects undertaken by the entity based on applicable laws, in the current financial year

Name and brief detail of project	EIA notification number	Date	Whether conducted by independent external agency (Yes/No)	Results communicated in public domain (Yes/No)	Relevant Web-link
			Nil		

13. Is the entity compliant with the applicable environmental law/regulations/guidelines in India; such as the Water (Prevention and Control of Pollution) Act, Air (Prevention and Control of Pollution) Act, Environment Protection Act and rules thereunder (Y/N). If not, provide details of all such non-compliances

Yes, the Company is compliant with the applicable environmental law/regulations/guidelines in India; such as the Water (Prevention and Control of Pollution) Act, Air (Prevention and Control of Pollution) Act and Environment Protection Act and rules thereunder.

Sl. No.	Specify the law/regulation/ guidelines which was not complied with	Provide details of the non-compliance	Any fines/penalties/action taken by regulatory agencies such as Pollution Control Boards or by courts	Corrective action taken, if any
		Nil		

Leadership Indicators

1. Water withdrawal, consumption and discharge in areas of water stress (in kilolitres): For each facility/plant located in areas of water stress, provide the following information

(i) Name of the area: Hyderabad, Pydibhimavaram

(ii) Nature of operations: Manufacturing and R&D

(iii) Water withdrawal, consumption and discharge

Parameters	FY2024	FY2023
Water withdrawal by source (in kilolitres)		
(i) Surface water[1]	90,691	33,880
(ii) Groundwater	585,090	599,544
(iii) Third party water	111,730	101,525
(iv) Seawater/desalinated water		0
(v) Others	394,904	372,773
Total volume of water withdrawal (in kilolitres)	1,182,415	1,107,722
Total volume of water consumption (in kilolitres)	1,178,765	1,103,892
Water intensity per rupee of turnover on fresh water withdrawal (Water consumed/turnover) KL/₹ mn[2]	3.9	4.4
Water intensity (optional) – the relevant metric may be selected by the entity		
Water discharged by destination and level of treatment (in kilolitres)		
(i) Into Surface water		
- No treatment	0	0
- With treatment – please specify level of treatment	0	0
(ii) Into Groundwater		
- No treatment	0	0
- With treatment – please specify level of treatment	0	0
(iii) Into Seawater		
- No treatment	0	0
- With treatment – please specify level of treatment	0	0
(iv) Sent to third-parties		
- No treatment	0	0
- With treatment – please specify level of treatment[3]	3,650	3,830
(v) Others		
- No treatment	0	0
- With treatment – please specify level of treatment	0	0
Total water discharged (in kilolitres)	**3,650**	**3,830**

[1] *Rainwater harvested.*

[2] *Revenue as per IFRS Consolidated for FY2024 & FY2023.*

[3] *Primary treatment*

Note: Indicate if any independent assessment/evaluation/assurance has been carried out by an external agency -

Yes, independent assurance was carried out by DNV

2. Please provide details of total Scope 3 emissions & its intensity

Parameters	Units	FY2024	FY2023
Total Scope 3 emissions (Break-up of the GHG into CO_2, CH_4, N_2O, HFCs, PFCs, SF6, NF3, if available)	Metric tonnes of CO_2 equivalent	866,992	921,055
Total Scope 3 emissions per rupee of turnover[1]	MT/₹ mn	3.1	3.7
Total Scope 3 emission intensity (optional) – the relevant metric may be selected by the entity		-	-

[1] *Revenue as per IFRS Consolidated for FY2024 & FY2023*

Note: Indicate if any independent assessment/evaluation/assurance has been carried out by an external agency

Yes, independent assurance was carried out by DNV

3. With respect to the ecologically sensitive areas reported at Question 11 of Essential Indicators above, provide details of significant direct & indirect impact of the entity on biodiversity in such areas along with prevention and remediation activities

Not applicable

4. If the entity has undertaken any specific initiatives or used innovative technology or solutions to improve resource efficiency, or reduce impact due to emissions/effluent discharge/waste generated, please provide details of the same as well as outcome of such initiatives

Sl. No.	Initiative undertaken	Details of the initiative (Web-link, if any, may be provided along with summary)	Outcome of the initiative
1	Installation of Low temperature Evaporator (LTE)	In the wastewater & recycling system, there are multiple equipment's for treating wastewater. Traditionally, multiple effect evaporator (MEE) is being used as tertiary treatment which we replaced by LTE. Thus reducing overall carbon footprint in wastewater treatment plant.	Reduced steam & electrical energy consumption in wastewater treatment
2	Baling Press	A baling press is a dedicated waste management machine that compresses materials into dense manageable bundles (bales)	Reduce the volume, thereby decreasing no. of trucks for transportation of waste

5. Does the entity have a business continuity and disaster management plan? Give details in 100 words/web-link

Yes. the Company has adopted a resilience strategy focussing on the ability to provide and maintain an acceptable level of service in the face of any planned or unplanned interruption related emergencies at its manufacturing facilities, IT, supply chain etc.

In our pursuit of operational excellence, we have embarked upon several change management initiatives across our organisation, including information technology and automation in the areas of manufacturing, research and development, supply chain and shared services. Accordingly, there are continuous efforts to strengthen our data resiliency.

6. Disclose any significant adverse impact to the environment, arising from the value chain of the entity. What mitigation or adaptation measures have been taken by the entity in this regard

There is no significant adverse impact to the environment, arising from the value chain partners. 100% of our critical and strategic suppliers have valid air, water & waste consent.

However, we also measure our Scope 3 emissions to address the emission hotspots in the value chain. To address the reduction in carbon footprint, we have driven major projects around:

- Air to sea shipment
- Truck Loadability: With appropriate planning and management, we have optimised the utilisation of trucks resulting in a reduction of trips and overall carbon footprint
- We encourage dedicated transporters to shift to low carbon fuels
- We drive supplier engagement programmes to help them opt for projects resulting in reduction of Carbon footprint

7. **Percentage of value chain partners (by value of business done with such partners) that were assessed for environmental impacts**

We conduct periodic supplier risk assessments for our value chain partners through a third party to better understand our value chain risk exposure. During the year, 25.5% of our value chain partners (India direct spend) have been evaluated on multiple ESG parameters.

PRINCIPLE 7: BUSINESSES, WHEN ENGAGING IN INFLUENCING PUBLIC AND REGULATORY POLICY, SHOULD DO SO IN A MANNER THAT IS RESPONSIBLE AND TRANSPARENT

Essential Indicators

A. **Number of affiliations with trade and industry chambers/associations: 8**

B. **List the top 10 trade and industry chambers/associations (determined based on the total members of such body) the entity is a member of/affiliated to**

The Company is affiliated with 8 trade and industry chambers/associations.

Sr. No.	Name of the trade and industry chambers/associations	Reach of trade and industry chambers/ associations (State/National)
1	National Council of the Confederation of Indian Industry (CII)	National
2	Board of Trade, Ministry of Commerce, Government of India	National
3	Indian Pharmaceutical Alliance	National
4	National Accreditation Board for Certification Bodies	National
5	The Life Sciences Advisory Committee	State
6	International Generic and Biosimilar Medicines Association	International
7	Pharmaceutical Supply Chain Initiative (PSCI)	International
8	Asia Business Council	International

1. **Provide details of corrective action taken or underway on any issues related to anticompetitive conduct by the entity, based on adverse orders from regulatory authorities**

Name of Authority	Brief of the Case	Corrective Action Taken
	Nil	

Leadership Indicators

1. **Details of public policy positions advocated by the entity**

Sl. No.	Public policy advocated	Method resorted for such advocacy	Whether information available in public domain (Yes/No)	Frequency of Review by Board	Web-link, if available
1	Representation to the Securities and Exchange Board of India/Ministry of Corporate Affairs on various proposed changes in law in the larger economic interest of the common good	Representation made directly or through industry chambers/ associations	No	The Board reviews on quarterly basis	No
2	Advocacy and support for policies and regulatory framework that support R&D and intellectual property protections	IPA (Indian Pharmaceutical Alliance)	No	The Board reviews on need basis	https://www.ipa-india.org/
3	Policy advocacy to help make medicines more affordable and accessible	Representation made directly or through industry chambers/ associations	No	The Board reviews on need basis	No
4	Policy advocacy on reduction in counterfeiting & non-standard quality drugs, Uniform Code of Pharmaceuticals Marketing Practices	IPA (Indian Pharmaceutical Alliance)	Yes	The Board reviews on need basis	https://www.ipa-india.org/
5	Proactively engage with lawmakers and policymakers on laws and regulations that addresses the issues faced by Pharma Industries for common good	Representation made directly or through industry chambers/ associations	No	The Board reviews on need basis	No

The Company works with various trade and industry associations, which includes industry representations to the government and/or regulators. The Company performs the function of policy advocacy in a transparent and responsible manner while engaging with all the authorities and takes into account the Company's as well as the larger national interest. The Company believes that policy advocacy must preserve and expand the public good and thus, it does not advocate any policy change to benefit itself or a select few. We have also actively participated in several notable industry events and forums lending our voice and perspectives to shape a holistic healthcare ecosystem.

PRINCIPLE 8: BUSINESSES SHOULD PROMOTE INCLUSIVE GROWTH AND EQUITABLE DEVELOPMENT

Essential Indicators

1. **Details of Social Impact Assessments (SIA) of projects undertaken by the entity based on applicable laws, in the current financial year**

Name and brief details of project	SIA Notification No.	Date of notification	Whether conducted by independent external agency (Yes/No)	Results communicated in public domain (Yes/No)	Relevant Web-link
During the year ended FY2024, there were no new projects/capacity expansion of existing projects which requires Environmental Clearance or Social Impact Assessment					

2. **Provide information on project(s) for which ongoing Rehabilitation and Resettlement (R&R) is being undertaken by your entity**

Sl. No.	Name of Project for which R&R is ongoing	State	District	No. of Project Affected Families (PAFs)	% of PAFs covered by R&R	Amounts paid to PAFs in FY (In ₹)
				Nil		

3. **Describe the mechanisms to receive and redress grievances of the community**

Most of the activities are carried out in discussion and agreement with the community members. In case of any grievances, the community leaders can reach out to the Company's point of contact (POC) at each of the units. The POC is directly and easily accessible to the community to address any concerns that may arise. Depending on the nature of complaint, relevant stakeholders are engaged to resolve any issue.

4. **Percentage of input material (inputs to total inputs by value) sourced from suppliers**

Particulars[1]	FY2024	FY2023
Directly sourced from MSMEs/small producers	2.9	2.6
Directly from within India	45	38.6

[1] *Disclosure of materials sourced for India*

5. Job creation in smaller towns – wages paid to persons employed (including employees or workers employed on a permanent or non-permanent/on contract basis) in the following locations, as % of total wage cost

Location[1]	FY2024	FY2023
Rural	3.5	3.9
Semi-Urban	1.6	2.0
Urban	10.2	6.9
Metropolitan	84.7	87.2

Note: (Place categorised as per RBI Classification System - rural/semi-urban/urban/metropolitan and based Census 2011.

[1] Permanent employees at our India locations have been considered.

Leadership Indicators

1. Provide details of actions taken to mitigate any negative social impacts identified in the Social Impact Assessments (Reference: Question 1 of Essential Indicators above)

Sr.	Details of negative social impact identified	Corrective action taken
During the year ended FY2024, there were no new projects/capacity expansion of existing projects which requires Environmental Clearance or Social Impact Assessment		

2. Provide the following information on CSR projects undertaken by your entity in designated aspirational districts as identified by government bodies

Sr. No.	State	Aspirational District	Amount spent (₹ in mn)
1	Andhra Pradesh	Allu Sitharama Raju	8.3
2	Jharkhand	Ranchi	4.3

3. (a) **Do you have a preferential procurement policy where you give preference to purchase from suppliers comprising marginalised/vulnerable groups?**

No, as stated in our Code of Business Conduct and Ethics (COBE), we do not discriminate on any basis while selecting our suppliers and provide equal opportunities for engagement to all potential suppliers. We encourage working with local suppliers or suppliers that are close to our facilities (including small-scale industries). However, we have not specifically considered marginalised/vulnerable groups in our supplier qualifying criteria.

(b) **From which marginalised/vulnerable groups do you procure?**

Not applicable

(c) **What percentage of total procurement (by value) does it constitute?**

Not applicable

4. Details of the benefits derived and shared from the intellectual properties owned or acquired by your entity (in the current financial year), based on traditional knowledge

Sr.	Intellectual Property based on traditional knowledge	Owned/Acquired (Yes/No)	Benefit shared (Yes/No)	Basis of calculating benefit share
		Nil		

5. Details of corrective actions taken or underway, based on any adverse order in intellectual property related disputes wherein usage of traditional knowledge is involved

Sr.	Name of authority	Brief of the Case	Corrective action taken
		Not applicable	

6. Details of beneficiaries of CSR Projects

Sr. No.	CSR Projects	No. of persons benefited from CSR Projects*	% of beneficiaries from vulnerable and marginalised group
1	School Improvement Programme	52,539	99.5% of the CSR projects are implemented with an objective to reach out to the vulnerable and marginalised communities, including persons with disabilities, elderly, women and children from the less privileged socio-economic sections of the society
2	Kallam Anji Reddy Vidyalaya	2,348	
3	Kallam Anji Reddy Vocational Junior College	815	
4	Scholarship for Women in Science	111	
5	Dr. K Anji Reddy's CAN - DO ETR Grants	4	
6	Youth Skilling	1,630	
7	PwD Skilling	1,252	
8	Healthcare Skilling	641	
9	Employability Training and Vocational Training to Persons with Disability	100	
10	Farmer Field Schools	6,000	
11	Making Integrated Transformation for Resourceful Agriculture	76,851	
12	Acumen Fellowship Programme	14	
13	Life at Door Step - Palliative Care Programme	1,656	
14	Mamatha nutrition support programme for children living with HIV	150	
15	Community Health Intervention Programme	282,628	
16	Roshni Tele-counselling Helpline	7,930	
17	Action for Climate and Environment	59,376	
18	Transforming Lives through Plant Based Nutrition	40	
19	ESG Skill Development - S/ETP and Solar Technology	95	
20	Capacity building of stakeholders on Adoption and Pre-Adoption process	1,578	
21	WEF - Centre for Industrial Revolution	500	
22	Propagating non-animal, human-relevant research in India	360	
	Grand Total	**496,618**	

**Total beneficiary impacted excludes small interventions and ongoing projects in FY2024 with 237,229 and 78,556 beneficiary impacted respectively*

PRINCIPLE 9: BUSINESSES SHOULD ENGAGE WITH AND PROVIDE VALUE TO THEIR CONSUMERS IN A RESPONSIBLE MANNER

Essential Indicators

1. Describe the mechanisms in place to receive and respond to consumer complaints and feedback

We have a CSC helpline that receives calls, including complaints from consumers and directs them to relevant departments basis the nature of complaint. There are TAT (turnaround timelines) for each type of complaint at the various department levels, CSC only directs it to the respective internal stakeholder.

2. Turnover of products and/services as a percentage of turnover from all products/service that carry information about

	As a percentage of total turnover
Environmental and social parameters relevant to the product	We comply with the relevant laws and regulations of the countries we operate in with respect to disclosure of information on environmental and social parameters relevant to the products. 100% of our formulation products, representing around 87.9% of our overall revenue, carry information about safe and responsible usage on product labelling and package inserts. Further, based on the legal requirements and guidelines in the countries of our operations, we include instructions on safe disposal of products.
Safe and responsible usage	
Recycling and/or safe disposal	

3. Number of consumer complaints in respect of the following

	FY2024			FY2023		
	Received during the year	Pending resolution at end of year	Remarks	Received during the year	Pending resolution at end of year	Remarks
Data Privacy	Nil	Nil	-	Nil	Nil	-
Advertising	Nil	Nil	-	Nil	Nil	-
Cyber-security	Nil	Nil	-	Nil	Nil	-
Delivery of essential services	Nil	Nil	-	Nil	Nil	-
Restrictive Trade Practices	Nil	Nil	-	Nil	Nil	-
Unfair Trade Practices	Nil	Nil	-	Nil	Nil	-
Other	Nil	Nil	-	Nil	Nil	-

4. Details of instances of product recalls on account of safety issues

Details of instances of product recalls on account of safety issues	Number	Reasons for recall
Voluntary recalls	22	Stability, Market Complaint, Microbial Contamination, Out of Specification Results
Forced recalls	0	Not applicable

5. Does the entity have a framework/policy on cyber security and risks related to data privacy? (Yes/No) If available, provide a web-link of the policy

Yes, we have internal policy/procedures related to Information Security Management Systems and Global Data Privacy framework which is shared with the relevant stakeholders. The policies are also available on the intranet platform of the Company

6. Provide details of any corrective actions taken or underway on issues relating to advertising, and delivery of essential services; cyber security and data privacy of customers; re-occurrence of instances of product recalls; penalty/action taken by regulatory authorities on safety of products/services

No such incident

7. Provide the following information relating to data breaches:

a. Number of instances of data breaches - Nil

b. Percentage of data breaches involving personally identifiable information of customers - Nil

c. Impact, if any, of the data breaches - Not applicable

Leadership Indicators

1. Channels/platforms where information on products and services of the entity can be accessed (provide web-link, if available)

Channels/platforms where information on products of the Company can be accessed are as follows:

https://www.drreddys.com/australia/

https://www.drreddys.ca/

https://www.drreddys.cl/

https://www.drreddys.com/china/

https://www.reddypharma.fr/

https://www.betapharm.de/

https://www.drreddys.com/india/

https://www.drreddys.ro/

https://www.drreddys.com/russia/

https://www.drreddys.com/south-africa/

https://www.drreddys.es/

https://www.drreddysusa.com/

https://www.becozincmyanmar.com/

https://api.drreddys.com/product

https://www.aronix.co.uk/home

https://drreddysnutrition.com/

https://mintophair.com/

https://www.drreddysvenusia.com/

2. Steps taken to inform and educate consumers about safe and responsible usage of products and/or services

The Company continues to work together and with partners and customers to explore new ways to incorporate sustainable materials across our solutions and bring them to new markets including increased communications.

3. Mechanisms in place to inform consumers of any risk of disruption/discontinuation of essential services

During the year, there were no major disruptions of critical services of the Company. Issues that are bound to arise in any customer/supplier relationship, there is continual communication maintained with customers, these help to identify problems before they become serious and allows both parties to work for resolution of the same. The Company's teams focus on quality and customer service, continue to strengthen our relationship and position Dr. Reddy's as a trusted partner.

4. Does the entity display product information on the product over and above what is mandated as per local laws (Yes/No/Not applicable) If yes, provide details in brief

The Company understands the importance of fair disclosure of the description of its products and thereby, ensures to disclose, truthfully and factually, such relevant information including risks about the product, as may be required statutorily, through labelling so that the consumers can exercise their freedom to consume in a responsible manner. The Company has always believed in being transparent with its customers by providing all the relevant details.

5. Did your entity carry out any survey with regard to consumer satisfaction relating to the major products/services of the entity, significant locations of operation of the entity or the entity as a whole

The Company engages with its consumers on an ongoing basis and conducts methodical research on their satisfaction with respect to its products.

Corporate Governance Report

Dr. Reddy's Laboratories Limited ('Dr. Reddy's' or 'the Company') strongly believes that robust corporate governance is the bedrock for sustainable performance, achieve long-term corporate goals and enhance stakeholders value. The timely disclosures, transparent accounting policies coupled with a strong and independent Board go a long way in maintaining good corporate governance, preserving shareholders' trust and maximizing long-term corporate value.

The Company's corporate governance framework is based on the following main principles:

- Appropriate composition, diversity and size of the Board, with each director bringing in key expertise in different areas
- Proactive flow of accurate information to members of the Board and Board committees to enable effective discharge of fiduciary duties
- Ethical business conduct by the Board, management and employees
- Well-developed systems of internal controls, risk management and financial reporting
- Protection and facilitation of shareholders' rights
- Adequate, timely and accurate disclosure of all material operational and financial information to stakeholders

We being a global pharmaceutical Company are committed to provide access to affordable and innovative medicines, driven by our purpose – **'Good Health Can't Wait'**. In pursuit of providing affordable and innovative medicines for healthier lives, we create an environment of innovation and learning while continuously reaching for higher levels of excellence in corporate governance and sustained performance.
This purpose guides our organizational decisions and anchors our every action.
The Securities and Exchange Board of India ("SEBI") regulates corporate governance norms for listed companies in India through the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015 ("SEBI Listing Regulations"). We are in compliance with the corporate governance norms of SEBI. We are also in compliance with the applicable corporate governance standards of the New York Stock Exchange, Inc. ("NYSE") and NSE IFSC Exchange Rules.

This chapter, together with information given in the chapters on *Management Discussion and Analysis* and *Additional Shareholders' Information*, constitute our Corporate Governance Report for FY2024.

BOARD OF DIRECTORS

The Company has an experienced, diverse, active and a well-informed Board. The Board provides leadership, strategic guidance, objective and independent views to the Company's management while discharging its fiduciary responsibilities, thereby ensuring that the management adheres to high standards of ethics, transparency and disclosure. It regularly reviews the Company's governance, risk and compliance framework, business plans and organization structure to align with the highest global standards.

The Board's responsibility includes exercising appropriate control to ensure that the Company is managed efficiently to fulfill stakeholders' aspirations, societal expectations and exercising independent judgment on corporate affairs. The Board acts in long term interests of the shareholders and other stakeholders without any conflict and make informed decisions and exercise due care and diligence in overseeing the management of the business of the Company.

Composition

The Company has an optimum combination of Executive and Non-Executive Directors which is in conformity with the Companies Act, 2013 ("Act"), the SEBI Listing Regulations and the Corporate Governance Guidelines of the NYSE Listed Company Manual.

In terms of Regulation 17 of the SEBI Listing Regulations, at least 50% of the Board should comprise Non-Executive Independent Directors with at least one Woman Director. The Board periodically evaluates the need for change in its composition and size. However, target share of the Independent Directors on the Board of the Company is not less than two-third of the total number of Directors on the Board. As on March 31, 2024, 82% of the Board members are independent.

As on March 31, 2024, the Board consists of 11 directors, comprising of two Promoter Executive Directors, i.e. the Chairman of the Board and the Co-Chairman and Managing Director, and nine Independent Directors.
The Board consists of four women Independent Directors
The detailed profile of the directors are available on the Company's website: https://www.drreddys.com/meet-our-leadership.

More details are available in the Governance section of the Integrated Report, from page no 50.

Key skill/ expertise/ competencies of the Board of Directors

The Board of Directors of the Company are adequately structured to ensure Board diversity by age, gender, education/ qualification, skills, geography and industry experience.
The core skills/ expertise/ competencies, as required in the context of business were identified by the Board for its effective functioning and the same is mapped against each of the Directors. **Table 1** gives details of Directors individual competence, expertise and skills. The Directors have expertise in the fields of strategy, management and governance, finance, operations, science, technology, human resources, Sustainability, among others.

TABLE 1 DETAILS OF DIRECTOR'S INDIVIDUAL COMPETENCE, EXPERTISE AND SKILLS

NAME	STRATEGY	MANAGEMENT AND GOVERNANCE	FINANCE	HUMAN RESOURCE	SCIENCE, TECHNOLOGY AND OPERATIONS	SUSTAINABILITY
Mr. K Satish Reddy[1]	✓	✓	✓	✓	✓	✓
Mr. G V Prasad[1]	✓	✓	✓	✓	✓	✓
Ms. Kalpana Morparia	✓	✓	✓	✓		✓
Mr. Leo Puri	✓	✓	✓	✓		
Ms. Shikha Sharma	✓	✓	✓	✓		
Dr. K P Krishnan	✓	✓	✓			✓
Ms. Penny Wan[1]	✓	✓	✓	✓		
Mr. Arun M Kumar	✓	✓	✓			
Dr. Claudio Albrecht[1,2]	✓	✓	✓		✓	✓
Dr. Alpna Seth[1,3]	✓	✓			✓	✓
Mr. Sanjiv Mehta[1,4]	✓	✓	✓		✓	✓
Mr. Sridar Iyengar[5]	✓		✓			

[1]Directors having industry experience
[2]Appointed as an Independent Director with effect from May 10, 2023
[3]Appointed as an Independent Director with effect from September 19, 2023
[4]Appointed as an Independent Director with effect from December 29, 2023
[5]Term ended on July 30, 2023, as an Independent Director

The Board members discloses the Company on an annual basis about the Board and Board Committee positions she/ he occupies in other companies and notifies it of any changes regarding their directorships and committee positions. In addition, the Independent Directors provide an annual confirmation that they meet the criteria of independence as defined under Indian laws. All Independent Directors have completed the registration with the Independent Director's databank. Requisite disclosures have been received from the directors in this regard. After assessment of such disclosures, declarations and confirmations, the Board has opined that all the Independent directors fulfil the conditions specified under SEBI Listing Regulations and are independent of the management. **Table 2** gives the composition of the Board, with all relevant details.

TABLE 2 COMPOSITION OF THE BOARD AND THEIR DIRECTORSHIPS AS ON MARCH 31, 2024

NAME	POSITION	RELATIONSHIP WITH OTHER DIRECTORS	DATE OF JOINING	DIRECTORSHIPS UNDER SECTION 165 OF THE COMPANIES ACT, 2013		OTHER DIRECTORSHIPS[2]	COMMITTEE MEMBERSHIPS[3]	CHAIRMANSHIP IN COMMITTEES[3]
				PUBLIC COMPANIES[1]	PRIVATE COMPANIES			
Executive Directors (Promoters)								
Mr. K. Satish Reddy	Chairman	Brother-in-law of Mr. G V Prasad[4]	January 18, 1993	6	8	4	1	-
Mr. G V Prasad	Co-Chairman and Managing Director	Brother-in-law of Mr. K Satish Reddy[4]	April 8, 1986	6	3	2	1	-
Independent Directors								
Ms. Kalpana Morparia	Independent Director	None	June 5, 2007	2	-	3	3	2
Mr. Leo Puri[5]	Independent director	None	October 25, 2018	2	1	-	1	-
Ms. Shikha Sharma[6]	Independent director	None	January 31, 2019	6	-	-	4	-
Dr. K P Krishnan	Independent Director	None	January 7, 2022	4	3	-	3	1
Ms. Penny Wan	Independent Director	None	January 28, 2022	1	-	2	-	-
Mr. Arun M Kumar	Independent Director	None	August 1, 2022	1	1	1	1	1
Dr. Claudio Albrecht[7]	Independent Director	None	May 10, 2023	1	-	4	-	-
Dr. Alpna Seth[8]	Independent Director	None	September 19, 2023	1	-	2	-	-
Mr. Sanjiv Mehta[9]	Independent Director	None	December 29, 2023	2	-	2	1	-

Note:
None of the directors serves as an independent director in more than seven listed companies.
None of the directors holds directorships in more than ten public limited companies.
[1] Including directorship in the Company
[2] Other directorships are those, which are not covered under Section 165 of the Act.
[3] Membership/ Chairmanship in Audit Committee and Stakeholders' Relationship Committee of all public limited companies, whether listed or not, including the Company are considered. Membership/ Chairmanship of Committees of foreign companies, private limited companies and those under Section 8 of the Act, have been excluded. Committee membership includes details of chairmanship.
[4] Mr. K Satish Reddy (Chairman) and Mr. G V Prasad (Co-Chairman and Managing Director) are not 'relative' as defined under Section 2(77) of the Act.
[5] Re-appointed for further period of 5 years, with effect from October 25, 2023
[6] Re-appointed for further period of 5 years, with effect from January 31, 2024
[7] Appointed as an Independent Director with effect from May 10, 2023
[8] Appointed as an Independent Director with effect from September 19, 2023
[9] Appointed as an Independent Director with effect from December 29, 2023

TERM OF BOARD MEMBERSHIP

Based on recommendations of the Nomination, Governance and Compensation Committee ("NGCC"), the Board considers the appointment and re-appointment of directors.

Section 149(10) of the Act, provides that an independent director shall hold office up to five consecutive years on the Board of a Company from the date of appointment and shall be eligible for re-appointment for a second term of up to five consecutive years on passing of a special resolution by the members. Moreover, independent directors cannot retire by rotation. Further, Regulation 25(2A) of the SEBI Listing Regulations, provides that, appointment, re-appointment or removal of an Independent Director of a listed entity, shall be subject to the approval of shareholders by way of a special resolution.

During FY2024, the members of the Company approved the appointment/ re-appointment of the following Independent Directors of the Company in terms of Section 149 of the Act and applicable provisions of the SEBI Listing Regulations:

- Appointment of Dr. Claudio Albrecht (DIN: 10109819) for a consecutive term of 5 (five) years with effect from May 10, 2023, at the Annual General Meeting ("AGM") held on July 27, 2023;
- Re-appointment of Mr. Leo Puri (DIN: 01764813) for a consecutive second term of 5 (five) years with effect from October 25, 2023, at the AGM held on July 27, 2023;
- Re-appointment of Ms. Shikha Sharma (DIN: 00043265) for a consecutive second term of 5 (five) years, with effect from January 31, 2024, at the AGM held on July 27, 2023;
- Appointment of Dr. Alpna Seth (DIN: 01183914) for a consecutive term of 5 (five) years with effect from September 19, 2023, through Postal Ballot process on November 15, 2023;
- Appointment of Mr. Sanjiv Mehta (DIN: 06699923) for a consecutive term of 5 (five) years with effect from December 29, 2023, through Postal Ballot process on February 14, 2024

Section 152 of the Act, states that one-third of the Board members, other than independent directors, who are subject to retire by rotation, shall do so every year and be eligible for re-appointment, if approved by the members. During FY2024, Mr. G V Prasad (DIN: 00057433), who retires by rotation, was re-appointed at the 39th AGM held on July 27, 2023, pursuant to Section 152 of the Act.

Mr. K Satish Reddy (DIN: 00129701) will retire by rotation at the forthcoming AGM and being eligible, seeks re-appointment. Therefore, at the forthcoming AGM, approval of members is being sought for re-appointment of Mr. K Satish Reddy (DIN: 00129701), who retires by rotation and being eligible, offers himself for re-appointment as Director, designated as Chairman of the Company.

Mr. Sridar Iyengar retired from the position of the Independent Director of the Company with effect from close of business hours on July 30, 2023, on completion of his term as an Independent Director. The Board placed on record its sincere appreciation for his valuable contribution made by him as the Independent Director of the Company as well as the Chairmanship/ membership of the various Board Committees.

BOARD PROCEDURE

SELECTION AND APPOINTMENT OF NEW DIRECTORS

Recommending any new member on the Board is the responsibility of the NGCC of the Board, which consists entirely of Independent Directors. Given the existing composition of the Board, the tenure as well as the years left of the existing members to serve on the Board, and the need for new domain expertise, the NGCC evaluates the balance of skills, knowledge and experience on the Board as well as description of the role and capabilities required of a Director on the Board. When such a need becomes apparent, the NGCC reviews potential candidates in terms of their expertise, attributes, personal and professional backgrounds and their ability to give sufficient time to the Board responsibilities of the Company. It then places the details of shortlisted candidates to the Board for its consideration. If the Board approves, the person is appointed as an Additional Director. Thereafter, the approval of members is sought in terms of the provisions of the Act and the SEBI Listing Regulations.

INDEPENDENT DIRECTORS

The Act and the SEBI Listing Regulations, *inter alia*, define an 'Independent Director' as a person who, including his/ her relatives, is or was not a promoter or employee or key managerial personnel of the company or its subsidiaries. Further, the person and his/ her relatives should not have a material pecuniary relationship or transactions with the company or its subsidiaries, during the three immediate preceding financial years or during the current financial year, apart from receiving remuneration as an Independent Director. There are various other conditions prescribed for Independent Directors under the said provisions.

We abide by these definitions of independent director, in addition to the definitions of an independent director as laid down in the New York Stock Exchange (NYSE) listed company manual and other provisions by virtue of listing of Company's American Depository Receipts (ADRs) on the NYSE in the US. the Sarbanes-Oxley Act, and US securities laws.

Based on the disclosures received from all Independent Directors, the Board has formed an opinion that the Independent Directors fulfill the conditions specified in the Act, the SEBI Listing Regulations, applicable provisions of NYSE listing manual, and are independent of the Management.

As on March 31, 2024, the Company has 9 (nine) Non-Executive Independent Directors (including 4 Women Independent Directors) which comprise 82% of the total strength of the Board of Directors. The Women Directors constitute 36% of the total strength of the Board of Directors. The maximum tenure of the Independent Directors is in accordance with the Act and the SEBI Listing Regulations. The NGCC identifies candidates based on the identified laid down criteria and takes into consideration the need for diversity on the Board which, *inter alia*, includes skills, knowledge, gender and experience and accordingly, makes its recommendations to the Board.

MEETINGS OF INDEPENDENT DIRECTORS

Schedule IV of the Act and Regulation 25 of the SEBI Listing Regulations mandate that the Independent Directors of the Company shall hold at least one meeting in a year, without the attendance of non-Independent Directors and members of the Management. To exercise free and fair judgment in all matters related to the functioning of the Company as well as the Board, it is important for the Independent Directors to have meetings without the presence of the executive management.

During FY2024, our Independent Directors met 4 (four) times in sessions without the presence of Executive Directors and other members of Management. The Company is ready to facilitate more such sessions as and when required by the Independent Directors. During these meetings, the Independent Directors reviewed the performance of the Company and of the Chairman, Co-Chairman and Managing Director, its Senior Management and the Board. Corporate strategy, risks, competition, succession planning for the Board and Senior Management and the quality of information given to the Board were also discussed.

TERMS AND CONDITIONS OF APPOINTMENT OF INDEPENDENT DIRECTORS

The Independent Directors of the Company have been appointed as per the provisions of the Act and the SEBI Listing Regulations, and formal letter of appointment was issued to the Independent Directors. As required by Regulation 46 of the SEBI Listing Regulations, the terms and conditions of their appointment have been disclosed on the website of the Company at https://www.drreddys.com/cms/cms/sites/default/files/2023-06/Draft%20Appointment%20letter%2010052023.pdf

FAMILIARIZATION PROCESS FOR INDEPENDENT DIRECTORS

To familiarize a new Independent Director with the Company, an induction kit containing documents about the Company is provided. It contains, *inter alia*, information such as its Annual Reports, Sustainability Reports, investor presentations, recent press releases, research reports, Organisation chart, pharma industry primers, Code of Business Conduct and Ethics (COBE) and the Memorandum and Articles of Association and a brief on Company's Board practices. The new Independent Director individually meets with Board members and Senior Management. Visits to plants and research locations are organized for the Director to understand the Company's operations.

We believe that the Board should be continuously empowered with knowledge of latest developments affecting the Company and the Industry. Apart from regular presentations

on the Company's business strategies and associated risks, expositions are made on various topics covering the pharmaceutical Industry.

Updates on relevant statutory changes and Judicial pronouncements around Industry related laws are regularly circulated to the Directors. They also visit the Company's manufacturing and research locations. Each Director has complete access to any of the Company's information and full freedom to interact with the Senior Management.

Details of the familiarization programs for independent directors are available on the Company's website: https://www.drreddys.com/investor#governance#policies-and-documents

LETTER OF APPOINTMENT

Upon appointment of an Independent Director, a formal appointment letter is being given containing, *inter alia*, the terms of appointment, roles, functions, duties and responsibilities, the Company's Code of Conduct, disclosures and confidentiality. Such terms and conditions are available on the Company's website: https://www.drreddys.com/cms/cms/sites/default/files/2023-06/Draft%20Appointment%20letter%2010052023.pdf

LEAD INDEPENDENT DIRECTOR

Ms. Kalpana Morparia is the Lead Independent Director of the Company. The role of the Lead Independent Director includes presiding over all meetings of Independent Directors, provide objective feedback of the Independent Directors as a group to the Board on various matters, liaise between the Promoters, Chairman/ Co-Chairman, CEO and Independent Directors on contentious matters for consensus building, assist in further strengthening the Board effectiveness and governance practices, including suggestions on agenda items for Board/ Committee meetings on behalf of the Independent Directors, among others.

BOARD EVALUATION

One of the key functions of the Board and the NGCC is to monitor and review the Board evaluation framework. The Board works with the NGCC to lay down the evaluation criteria for the performance of the Chairman, the Board, Board Committees and Executive Directors/ Independent Directors through peer evaluation.

In compliance with the provisions of the Act and Regulation 17(10) of the SEBI Listing Regulations, to improve the effectiveness of the Board and its Committees, as well as that of each Individual Director, a formal Board review is undertaken on an annual basis.

Board evaluation criteria and process

The Company's Board evaluation process consists of both internal evaluation and external evaluation by engaging an external independent expert. External evaluation is conducted at periodic intervals with a gap of 2 - 3 years. Evaluation process is conducted internally in the year where external independent expert was not engaged.

For FY2023, an Independent external agency, Egon Zehnder, a leadership advisory firm on board matters, was engaged to conduct the Board evaluation for FY2023. The evaluation process focused on Board process, Board dynamics, Committee effectiveness, Director's skills, active participation and softer aspects, and information flow to the Board or its Committees, among other matters. The exercise entailed a detailed process in which an Independent senior expert from the agency evaluated the Board processes, Individual Directors' participation and their engagement in the meeting. The summary findings/ recommendations were discussed with the Board and Individual feedback was provided. Progress on recommendations from last year and the current year's recommendations were discussed. The aspects of succession planning and Committee composition were also considered.

For FY2024, Board evaluation was conducted based on the identified criteria by the NGCC in consultation with the Board. The methodology included circulation of questionnaires and discussions with the Board members, etc. The summary findings/ recommendations were discussed with the Board and individual feedback was provided. Progress on recommendations from prior years and the current year's recommendations were discussed. The evaluation process inter alia broadly covered the following parameters:

Board: • Board composition, diversity, skills, experience, independence and industry knowledge, • frequency of the Board meetings and participation, • adequacy of agenda and other materials provided, • adequacy of Board process and recording of minutes of the meeting, • bringing issues for improving organizational performance, • evaluation of performance and the quality, quantity and timeliness of flow of information, • adequacy of Induction program, • adequacy of business strategy discussion at Board retreat, • discussion on succession planning, compensation and performance review, deliberation on ESG and sustainability matters, review of conflict or potential conflict of interest situation, • oversight of material risk issues and risk mitigation plan, • monitoring of integrity of the Company's financial statements, • accessibility to senior management employees and vice-versa.

Board Committees: • adequacy of mandate of the Committee to fulfil its responsibilities, • adequacy of Committee effectively performs the responsibilities as outlined in the charter and applicable corporate governance requirements, • Committee's composition in terms of size, skills, expertise and experience, • adequacy of time spent on significant or emerging issues, • adequacy of information placed in agenda and recording of minutes, • adequacy of updates to the Board of Committee's deliberations and decisions, • adequacy of effective and proactive measures by the Committee to perform its functions, • adequacy of Committee's recommendations contribute effectively to decisions of the Board.

Independent Directors: • ethical standards of integrity and probity, • attendance and participation in Board, Committee and General meetings, • business knowledge and understanding of the industry, • focus on representing shareholders' interests and enhancing shareholder value, • application of experience and expertise to provide proactive feedback and guidance to the management, • sufficiently challenges management to set and achieve stretch goals, • maintains confidentiality of information, exercises own judgement and voices his opinion freely, • fulfilling criteria of independence.

Chairman and Co-Chairman & Managing Director: • effective leadership to the Board, • attendance and participation in Board, Committee and General meetings, • maintains effective communication with other Board Members, • provides meaningful and constructive contributions and inputs in meetings, • encourages active participation and promotes open communication, • impartial in conducting discussions, seeking views and dealing with dissent, • represents the interests of shareholders and focuses on enhancing shareholder value, • provide proactive feedback and guidance to top management on areas of business strategy, governance and risk, • integrity and conflict of interest disclosures, • keeping shareholders' interest in mind during discussions and decisions.

Outcome and Action Plan for FY2024

The Board was satisfied with the internal evaluation and outcome, directors engagement, experience, diversity and expertise. The Board Committees were also found to be effective in terms of its composition, functioning and contribution. The Committees are well constituted and works effectively. There is no group think and there is a diversity of views and opinions and at the same time a common and agreed purpose. The Committees contributes effectively to the difficult task of striking the right balance between micro concerns of the Company and the macro concerns of society. The evaluation process acknowledged that the Board and Board committees have spent sufficient time on fulfilling their duties and responsibilities. The Board evaluation process has *inter alia* identified the following focus areas:

- Efforts should continue to be made to keep the Board educated on trends in technologies and products relevant to the Company's businesses
- Evaluation process may also include evaluation of directors by the senior management
- Stakeholders Relationship Committee should continue to focus on broader stakeholder relations

Action taken consequent to the previous Board evaluation for FY2023

The action taken on identified focus areas consequent to Board evaluation for FY2023 was discussed and noted the progress of the same:

1) Transition and composition of the Board: the transition of tenured and valued Board members, diversity on the Board, enhancing presence of science/ pharma/ innovation/ technical proficiency:

   Three Independent Directors, having extensive industry experience out of which two in pharma sector were appointed by the Board and shareholders, on the recommendation of NGCC:

   a) Dr. Claudio Albrecht – effective from May 10, 2023. He is a foreign national from Switzerland.

   b) Dr. Alpna Seth – effective from September 19, 2023. She is a foreign national from USA.

   c) Mr. Sanjiv Mehta – effective from December 29, 2023. He is an Indian citizen.

2) Board meetings: Deeper and altered induction program for new Directors, initiate dialogue with Board members to leverage their strengths or personal goals:

   Induction program for new directors has been reviewed and deeper induction program for new directors has been organised. Meetings with Chairman, Co-Chairman and other directors, CEO, CFO and Senior Management personnel were organised. Meetings with various functional heads were also scheduled. Board retreat organised in September, 2023 also provides platform to the Directors to familiarise themselves about the industry, the Company and interact with various functional heads of the Company and subsidiaries.

3) Board processes and relationships: richer dialogue on performance data with greater external market insights/ industry, enhanced interactions and occasional engagement outside the Boardroom:

Periodic engagement of directors outside the Boardroom was organised. The Board retreat in September, 2023 was held in Bengaluru. During three days of the Board retreat, detailed presentation is made by the Senior Management covering key business segments of the Company and its subsidiaries vis-à-vis external market insights/ industry. External agency made presentation on pharma industry outlook.

4) Succession and talent: greater depth and clarity on succession planning of Senior Management, succession planning of Lead Independent Director and Committee chairs:

The NGCC periodically reviews succession planning of the senior management and take appropriate measures to ensure orderly succession of senior level executive positions. Succession planning of Lead Independent Director and Committee chairs and members are regularly reviewed by the NGCC/ Board.

The Board was satisfied with the progress of the same.

Succession planning for the Board and Senior Management

The Company maintains an appropriate balance of skills and experience in the Board and within the Company, in an endeavor to introduce new perspectives while maintaining experience and continuity. Additionally, promoting Senior Management within the organization motivates and fuels the ambitions of the talent force to earn future leadership roles. The NGCC works with the Board on the leadership succession plan to ensure orderly succession in appointments to the Board and to Senior Management positions.

During FY2024, the Board and the NGCC have spent considerable time on the succession planning of the Independent Directors, in view of the retirement of few Independent Directors, as per statutory requirements. Accordingly, the Company has appointed Independent Directors, Dr. Claudio Albrecht, effective from May 10, 2023, Dr. Alpna Seth, effective from September 19, 2023 and Mr. Sanjiv Mehta effective from December 29, 2023.

Beside succession planning of the Board, NGCC also reviews succession planning of Senior Management positions and was satisfied with the deliberation, time spent and process followed for succession planning. During the year FY2024, two Senior Management personnel have resigned from their respective positions, and the said positions were filled from the internal talent pool.

DIRECTORS' SHAREHOLDING IN THE COMPANY

TABLE 3 SHARES/ ADRS HELD BY THE DIRECTORS AS ON MARCH 31, 2024

NAME	NUMBER OF SHARES HELD
Mr. K Satish Reddy[1,2]	901,002
Mr. G V Prasad[1,3]	-
Ms. Kalpana Morparia	10,800
Mr. Leo Puri	-
Ms. Shikha Sharma	-
Dr. K P Krishnan	-
Ms. Penny Wan	-
Mr. Arun M Kumar	-
Dr. Claudio Albrecht	-
Dr. Alpna Seth	-
Mr. Sanjiv Mehta	-

Note: the following is not included in the above table

[1] APS Trust holds 34,345,308 equity shares of ₹ 5 each of Dr. Reddy's Laboratories Limited. Mr. G V Prasad, Mr. K Satish Reddy, Mrs. G Anuradha, Mrs. Deepti Reddy and their bloodline descendants are the beneficiaries of APS Trust.

[2] K Satish Reddy HUF holds 5,523,677 equity shares of ₹ 5 each of Dr. Reddy's Laboratories Limited.

[3] G V Prasad HUF holds 2,543,418 equity shares of ₹ 5 each of Dr. Reddy's Laboratories Limited.

MEETINGS OF THE BOARD

The Company plans and prepares the schedule of the Board and Board Committee meetings 18 to 24 months in advance. The schedule of meetings and their agenda is finalized in consultation with the Chairman of the Board, the Lead Independent Director and respective Committee's Chairperson. Agendas are circulated in advance with appropriate presentations, detailed notes, supporting documents and executive summaries. Our Board and Committee meetings typically comprise structured two-day sessions.

Under Indian laws, the Board of Directors must meet at least four times a year, with a maximum gap of 120 days between two board meetings. The Board met six times during FY2024. The details of directors' attendance at the AGM and Board meetings are given in **Table 4.**

TABLE 4 DIRECTORS' ATTENDANCE AT AGM AND BOARD MEETINGS DURING FY2024

Name of the Directors	AGM on July 27, 2023	Board Meeting dates 1 May 10, 2023	2 July 26, 2023	3 Sept 28, 2023	4 Oct 27, 2023	5 Jan 30, 2024	6 Mar 22, 2024	Held during tenure	Attended	% of attendance
Mr. K Satish Reddy	Physical	Physical	Physical	Physical	Physical	Physical	Physical	6	6	100
Mr. G V Prasad	Physical	Physical	Physical	Physical	Physical	Physical	Physical	6	6	100
Ms. Kalpana Morparia	Video	Physical	Physical	Physical	Physical	Physical	Leave of absence	6	5	83
Mr. Sridar Iyengar[1]	Physical	Physical	Physical	Not applicable	Not applicable	Not applicable	Not applicable	2	2	100
Mr. Leo Puri	Video	Physical	Physical	Physical	Physical	Physical	Video	6	6	100
Ms. Shikha Sharma	Video	Physical	Physical	Physical	Physical	Video	Video	6	6	100
Dr. K P Krishnan	Video	Physical	Physical	Physical	Physical	Physical	Physical	6	6	100
Ms. Penny Wan	Physical	Physical	Physical	Physical	Physical	Physical	Video	6	6	100
Mr. Arun M Kumar	Physical	Physical	Physical	Physical	Physical	Physical	Physical	6	6	100
Dr. Claudio Albrecht[2]	Video	Physical	Physical	Physical	Physical	Physical	Video	6	6	100
Dr. Alpna Seth[3]	Not applicable	Not applicable	Not applicable	Physical	Video	Physical	Video	4	4	100
Mr. Sanjiv Mehta[4]	Not applicable	Not applicable	Not applicable	Not applicable	Not applicable	Physical	Physical	2	2	100
% attendance	100	100	100	100	100	100	91			

Note: Video - attended through video conferencing. Physical - attended physically. Not applicable - not applicable. Leave of absence - leave of absence. % of attendance

[1] Term ended on July 30, 2023, as an Independent Director

[2] Appointed as an Independent Director with effect from May 10, 2023

[3] Appointed as an Independent Director with effect from September 19, 2023

[4] Appointed as an Independent Director with effect from December 29, 2023

INFORMATION GIVEN TO THE BOARD

Among others, the Company generally provides the following information to the Board and/or its Committees:

- Annual operating plans and budgets, capital budgets and other updates;
- Quarterly, half-yearly and annual financial results of the Company and its operating divisions or business segments;
- Detailed presentations on the progress in Research and Development (R&D) and new drug discoveries;
- Minutes of meetings of the Board, Audit Committee and other Committees of the Board;
- Succession planning of the Board members and Senior Management, and constitution of the Board Committees;
- Information on recruitment and remuneration of key executives below the Board level including Chief Financial Officer (CFO) and the Company Secretary and Senior Management;
- Significant regulatory matters concerning Indian or foreign regulatory authorities;
- Issues which involves possible public or product liability claims of a substantial nature, if any;
- Risk analysis of various products, markets and businesses;
- Detailed analysis of potential acquisition targets and possible divestments;
- Details of any joint venture or collaboration agreements;

- Transactions that involve substantial payment towards, or impairment of goodwill, brand equity or intellectual property;
- Significant sale of investments, subsidiaries, assets which are not in the normal course of business;
- Contracts/ arrangements in which Director(s) are interested and related party transactions;
- Materially important show cause, demand, prosecution and penalty notices, if any;
- Fatal or serious accidents or dangerous occurrences, if any;
- Significant effluent or pollution problems, if any;
- Material default in financial obligations to and by the Company or substantial non-payment for goods sold by the Company, if any;
- Significant labor problems and their proposed solutions, if any;
- Significant development in the human resources and industrial relations fronts;
- Quarterly details of foreign exchange exposure and the steps taken by management to limit the risks of adverse exchange rate movement;
- Non-compliance of any regulatory or statutory nature or listing requirements as well as shareholders' services such as non-payment of dividend and delays in share transfer, if any;
- Subsidiary companies' minutes, financial statements, significant transactions and investments;
- Significant transactions and arrangements;
- Review of policies and Board Committee Charter, as applicable to the Company;
- Review of the CSR projects/ programs, budget and its implementation;
- Disclosure of interest/ conflict and other statutory declaration by the Directors and Senior Management;
- BD/ restructuring related matters; and
- Review of the sustainability goals and targets, and progress made therein.

POST-MEETING FOLLOW-UP MECHANISM

Important decisions taken and suggestions made by the Board and its Committees are promptly communicated to the concerned departments or divisions. Action taken/ status reports on decisions/ suggestions of the previous meeting(s) are followed up and placed at the next meeting for information and further recommended actions, if any.

BOARD RETREAT

The Company organises Board retreat meeting of three days as part of annual strategy planning process to deliberate on various topics related to strategic planning, review of ongoing strategic initiatives, risks associated with the strategy execution and review of the need for new strategic programs to achieve the long-term objectives of the Company. The Board retreat meeting provides a platform for the Board members to bring their expertise to various strategic initiatives, while also providing an opportunity for them to understand detailed aspects of execution and challenges relating to the various business segments of the Company. During three days of Board retreat, detailed presentation was made by the senior management covering key business segments by the Company and its subsidiaries.

During FY2024, the Board annual retreat was held from September 27, 2023, to September 29, 2023, at Bangalore, where the Board along with management council deliberated on various strategic matters which included strategic plans for BUs, progress made from last updates, challenges and risks areas, industry insights, review of talents and other strategic business programs. This allows the Board members to interact closely with the senior leadership of the various business segments of the Company and its subsidiaries. Through the retreat Board members gets perspective and comprehensive update on various business strategic issues, opportunity to dedicate time for deeper strategic conversations.

DIRECTORS' REMUNERATION

The Company's Remuneration Policy for the remuneration of Directors, Key Managerial Personnel (KMP), Senior Management Personnel (SMP) and other employees, lays down principles and parameters to ensure that remunerations are competitive, reasonable, and in line with corporate and individual performance. The remuneration policy is enclosed as **Annexure A** to this chapter and available on the website of the Company: https://www.drreddys.com/cms/cms/sites/default/files/2021-12/remuneration-policy.pdf.

Executive Directors are appointed/ reappointed by members' resolution for a period of five years. No severance fee is payable to them. Except the commission payable, all other components of remuneration to the Executive Directors are fixed in line with the Company's policies. Their annual remuneration, including commission based on standalone net profits of the Company, is recommended by the NGCC to the Board for its consideration. While recommending such a commission, the NGCC also takes into account the overall corporate performance in a given year and the Key Performance Indicators (KPIs). The remuneration is within the limits approved by members. Perquisites and retirement benefits are paid in accordance with the Company's compensation policies, as applicable to all employees. The Company, in compliance with Section 197 of the Act, and the SEBI Listing Regulations, has not granted any stock options to the Executive Directors.

Independent Directors are entitled to receive remuneration by way of commission and sitting fees, based on the standalone net profits of the Company and reimbursement of any expenses for attending meetings of the Board and its Committees. Such remuneration is in conformity with the provisions of the Act, and has been considered and approved by the Board and is within the limits approved by the members of the Company. The Company, in compliance with Section 197 of the Act, and the SEBI Listing Regulations, has not granted any stock options to Independent Directors since FY2013. Remuneration paid or payable to the directors for FY2024 is given in **Table 5**.

TABLE 5 REMUNERATION PAID OR PAYABLE TO THE DIRECTORS FOR FY2024 (AMOUNT IN ₹ MN)

Name	Salaries[1]	Perquisites[1]	Overseas travel compensation	Commission[2]	Total
Mr. K Satish Reddy	22.02	4.15	-	90.00	116.17
Mr. G V Prasad	22.02	4.26	-	160.00	186.28
Ms. Kalpana Morparia	-	-	-	16.68	16.68
Mr. Leo Puri	-	-	4.17	12.93	17.10
Ms. Shikha Sharma	-	-	-	13.34	13.34
Dr. K P Krishnan	-	-	-	14.18	14.18
Ms. Penny Wan	-	-	4.17	12.93	17.10
Mr. Arun M Kumar	-	-	5.00	13.77	18.77
Dr. Claudio Albrecht[3]	-	-	4.17	11.92	16.09
Dr. Alpna Seth[4]	-	-	1.67	6.58	8.25
Mr. Sanjiv Mehta[5]	-	-	-	3.32	3.32
Mr. Sridar Iyengar[6]	-	-	1.67	4.69	6.36

Note:

[1] Salary and perquisites include house rent allowance, medical reimbursement for self and family according to the rules of the Company, leave travel assistance, leave encashment, superannuation perk and other perquisites. All these benefits are fixed in nature. Service contract, severance fee and notice period of the Executive Directors are as per the Company's Policy.

[2] Executive Directors- payment of commission is variable, and based on the percentage of net profit calculated according to Section 198 of the Act. In terms of the approval given by the members of the Company, each of the Executive Directors was entitled to receive 0.75% of the net profits of the Company, i.e. ₹ 439.76 mn, each. However, in line with approval given by the members of the Company, the Board, on the recommendation of the NGCC, has approved commission for the Executive Directors, i.e. ₹ 90 mn for Mr. K Satish Reddy and ₹ 160 mn for Mr. G V Prasad, as mentioned above.

Independent Directors – payment of remuneration is variable, and based on the percentage of net profit calculated according to Section 198 of the Act. In terms of Section 197 of the Act and the approval given by the members of the Company, the Independent Directors are entitled to get remuneration, collectively up to 1% of the net profits of the Company, every year, computed in the manner referred to in Section 198 of the Act, in such proportion/ manner as may be determined by the Board, in addition to the payment of sitting fees and reimbursement of expenses, if any, to the Directors for attending the meetings of the Board of Directors or Committees thereof. Therefore, the Independent Directors were entitled to get remuneration upto ₹ 586.34 mn, collectively, for the FY2024, i.e. 1% of the net profits of the Company under Section 198 of the Act. However, in line with approval given by the members of the Company, the Board has approved remuneration to Independent Directors for FY2024, amounting to ₹ 131.19 mn, collectively. As approved by the Board, the commission for the Independent Directors has been ascertained in the following manner:

Remuneration heading	Amount in US$	Amount in ₹ mn
Fixed commission	135,000	11.3
Additional remuneration to Lead Independent Director	25,000	2.1
Additional remuneration to Chairperson of the Audit Committee	25,000	2.1
Additional remuneration to Chairperson of Science, Technology and Operations Committee; Nomination, Governance and Compensation Committee; Risk Management Committee; Sustainability and Corporate Social Responsibility Committee; and Stakeholders' Relationship Committee	15,000	1.3
Additional remuneration to Members of the Audit Committee, Science, Technology and Operations Committee; Nomination, Governance and Compensation Committee; Risk Management Committee; Sustainability and Corporate Social Responsibility Committee; and Stakeholders' Relationship Committee	10,000	0.8
Overseas travel compensation for Directors resident outside India (travelling for each Board Meeting)	10,000	0.8

The remuneration to the Independent Directors is proportionate to their period of office as director or as Chair or member of the respective Committee.

Apart from receiving the above remuneration, the Independent Directors do not have any pecuniary relationship or transaction with the Company.

[3] *Remuneration for part of the year, appointed with effect from May 10, 2023.*

[4] *Remuneration for part of the year, appointed with effect from September 19, 2023.*

[5] *Remuneration for part of the year, appointed with effect from December 29, 2023.*

[6] *Remuneration for part of the year, term ended on July 30, 2023.*

INDEPENDENT DIRECTORS

Independent Directors of the Company head the following Board Committee functions, as on March 31, 2024:

- Mr. Arun M Kumar: Chairman of the Audit committee. He is also the financial expert and Chief Ombudsperson for the Company's Whistle-Blower Policy;
- Ms. Kalpana Morparia: Lead Independent Director; Stakeholders' Relationship Committee and Nomination, Governance and Compensation Committee;
- Ms. Shikha Sharma: Risk Management Committee;
- Dr. K P Krishnan: Sustainability and Corporate Social Responsibility Committee;
- Dr. Claudio Albrecht: Science, Technology and Operations Committee

COMMITTEES OF THE BOARD

The Company has seven Board-level Committees. The composition of the various Board committees, inducting/ appointing members/ chairperson and making changes therein are approved by the Board. The Chairman of the Board, in consultation with Lead Independent Director, Company Secretary and the respective Committee Chairperson, determines the frequency of the Committee meetings. The recommendations of the Committees are submitted to the Board for approval. During the year, all recommendations of the Committees were approved by the Board. The quorum for meetings is the higher of two members or one-third of the total number of members of the Committee. The details of the Committees and its members are given in the next table:

Board Committees

AUDIT COMMITTEE
- Mr. Arun M Kumar, Independent Director
- Ms. Kalpana Morparia, Independent Director
- Ms. Shikha Sharma, Independent Director
- Dr. K P Krishnan, Independent Director

NOMINATION, GOVERNANCE AND COMPENSATION COMMITTEE
- Ms. Kalpana Morparia, Independent Director
- Dr. K P Krishnan, Independent Director
- Mr. Arun M Kumar, Independent Director
- Mr. Leo Puri, Independent Director
- Mr. Sanjiv Mehta, Independent Director

SUSTAINABILITY AND CSR COMMITTEE
- Dr. K P Krishnan, Independent Director
- Ms. Kalpana Morparia, Independent Director
- Mr. G V Prasad, Co-Chairman and Managing Director
- Mr. Satish Reddy, Chairman
- Mr. Sanjiv Mehta, Independent Director

SCIENCE, TECHNOLOGY AND OPERATIONS COMMITTEE
- Dr. Claudio Albrecht Independent Director
- Mr. Leo Puri Independent Director
- Ms. Penny Wan Independent Director
- Dr. Alpna Seth Independent Director
- Mr. Sanjiv Mehta Independent Director

RISK MANAGEMENT COMMITTEE
- Ms. Shikha Sharma, Independent Director
- Ms. Penny Wan, Independent Director
- Dr. Claudio Albrecht, Independent Director
- Dr. Alpna Seth, Independent Director

STAKEHOLDER'S RELATIONSHIP COMMITTEE
- Ms. Kalpana Morparia, Independent Director
- Mr. G V Prasad, Co-Chairman and Managing Director
- Mr. Satish Reddy, Chairman

BANKING AND AUTHORISATIONS COMMITTEE
- Mr. K Satish Reddy, Chairman
- Mr. G V Prasad, Co-Chairman and Managing Director

Chairperson

Note: Status as on March 31, 2024

AUDIT COMMITTEE



Mr. Arun M Kumar
Chairperson of the Committee
Independent Director

Members

Ms. Kalpana Morparia, Independent Director	Ms. Shikha Sharma, Independent Director	Dr. K P Krishnan, Independent Director

The management is responsible for the Company's internal controls and the financial reporting process while the Statutory Auditors are responsible for performing independent audits of the Company's financial statements in accordance with generally accepted auditing practices and for issuing reports based on such audits. The Board of Directors has entrusted the Audit Committee with the responsibility to supervise these processes and ensure adequate, accurate and timely disclosures that maintain the transparency, integrity and quality of financial control and reporting.

The primary functions of the audit committee, *inter alia*, are to:

- Supervise the financial reporting process;
- Review of the financial statements, in particular the investments, if any, made by unlisted subsidiary companies;
- Review the quarterly and annual financial statements/ results before placing them to the board along with audit/ limited review report, related disclosures and filing requirements;

- Review the adequacy of internal controls in the Company, including the plan, scope and performance of the internal audit function;
- Discuss with management the Company's major policies with respect to risk assessment and risk management;
- Hold discussions with Statutory Auditors on the nature, scope and process of audits and any views that they have about the financial control and reporting processes;
- Ensure compliance with accounting standards and with listing requirements with respect to the financial statements;
- Recommend the appointment and removal of external auditors and their remuneration;
- Recommend the appointment of auditors;
- Review the independence of auditors;
- Ensure that adequate safeguards have been taken for legal compliance for the Company and its subsidiaries;
- Review the financial statements, in particular, investments made by all the subsidiary companies and their significant transactions;
- Review and approval of related party transactions;
- Review of rationale, cost-benefits and impact of schemes involving merger, demerger, amalgamation etc., on the Company and its shareholders;
- Review the functioning of whistle-blower mechanism;
- Review the implementation of applicable provisions of the Sarbanes-Oxley Act, 2002;
- Scrutinise inter-corporate loans and investments;
- Examine the valuation of undertakings or assets of the Company, wherever necessary;
- Review compliances undertaken under the regulations for prohibition of insider trading;
- Review the sexual harassment complaints and outcome of investigations, if any;
- Evaluate internal financial controls;
- Review suspected fraud, if any, committed against the Company;
- Review compliance with provisions of SEBI (Prohibition of Insider Trading) Regulations, 2015, and verify that the internal controls systems for ensuring compliance with these regulations are adequate and effective; and
- All other functions as prescribed under the Act and SEBI Listing Regulations.

The detailed terms of reference is given in the Audit Committee Charter available on the website of the Company https://www.drreddys.com/investor#governance#commit

The Audit Committee comprises entirely of Independent Directors. All members are financially literate and bring in expertise in the fields of finance, economics, strategy and management. As on March 31, 2024, the Audit Committee comprises of Mr. Arun M Kumar (Chairman), Ms. Kalpana Morparia, Ms. Shikha Sharma and Dr K P Krishnan, as members. Mr. Sridar Iyengar ceased as Chairman and Member of the Audit Committee consequent to end of his term as Independent Director on July 30, 2023. Mr. Arun M Kumar inducted as a Chairman of the Committee with effect from July 31, 2023. The Audit Committee composition complies with the requirements of the Act and the SEBI Listing Regulations.

Under the Indian laws, the Audit Committee shall meet at least four times in a year, with a maximum gap of 120 days between two meetings. The Audit Committee met 6 times during the year, the details of the meetings held and attendance therein are given in **Table 6**. The maximum gap between any two meetings didn't exceed 120 days during the year. During the year, the Audit Committee met representatives of Statutory Auditors without the presence of the management. The Chairman of the Audit Committee also met with the Secretarial Auditor during the year and briefed the Committee about the discussion held. It also met the key members of the finance team, Chief Compliance Officer ("CCO") and Chief Internal Auditor ("CIA") along with the Chairman and the Chief Financial Officer (CFO) to discuss matters relating to audit, assurance and accounting.

In addition, the Chairman of the Audit Committee and other members met to review other processes, particularly the internal control mechanisms to prepare for certification under Section 404 of the Sarbanes-Oxley Act, 2002, and subsidiary governance oversight.

The Chairman, CFO and CIA are permanent invitees to all the Audit Committee meetings. The representatives of Statutory Auditors are also present at such meetings. The Company Secretary officiates as the Secretary of the Audit Committee.

Audit Committee meetings are preceded by pre-Audit Committee meeting/ conference calls with the Committee members, the CFO, CCO, the internal audit and compliance teams, external auditors and other key finance personnel of the Company. During these calls, key audit related matters are discussed and items that need further face-to-face discussion at the Audit Committee meetings are identified.

The Internal and Statutory Auditors of the Company discuss their findings and updates, and submit their views to the Committee. Separate discussions are held with the internal auditors to focus on compliance issues and to conduct detailed reviews of the processes and internal controls in the Company. Permissible non-audit related services undertaken by the Statutory and Independent Auditors are also pre-approved by the Committee. The Audit Committee also reviews the performance and remuneration of the CIA and CCO.

Table 6 gives the composition and attendance record of the committee, and its report is enclosed as **Exhibit 1** to this chapter.

TABLE 6 AUDIT COMMITTEE MEMBERSHIP AND ATTENDANCE IN FY2024

Name of the Independent Directors	Position	Audit Committee meeting dates						Held during tenure	Attended	% of attendance
		1	2	3	4	5	6			
		May 10, 2023	July 26, 2023	Sept 28, 2023	Oct 27, 2023	Jan 30, 2024	Mar 21, 2024			
Mr. Arun M Kumar[1]	Chairman	Attended physically	Attended physically	Attended physically	Attended physically	Attended physically	Attended physically	6	6	100
Ms. Kalpana Morparia	Member	Attended physically	Attended physically	Attended physically	Attended physically	Attended physically	Leave of absence	6	5	83
Ms. Shikha Sharma	Member	Attended physically	Attended physically	Attended physically	Attended physically	Video conferencing	Video conferencing	6	6	100
Dr. K P Krishnan	Member	Attended physically	Attended physically	Attended physically	Attended physically	Attended physically	Attended physically	6	6	100
Mr. Sridar Iyengar[2]	Chairman	Attended physically	Attended physically	Not applicable	Not applicable	Not applicable	Not applicable	2	2	100
% attendance		**100**	**100**	**100**	**100**	**100**	**75**			

Note: *(video icon) - attended through video conferencing. (person icons) - attended physically. (⃠) - not applicable. (L) - Leave of absence. (toggle) % of attendance.*

[1]*Appointed as a Chairperson of the Audit Committee with effect from July 31, 2023*

[2]*Ceased as the Chairperson and Member of the Audit Committee on July 30, 2023*

NOMINATION, GOVERNANCE AND COMPENSATION COMMITTEE



Ms. Kalpana Morparia
Chairperson of the Committee
Independent Director

Members

Dr. K P Krishnan, Independent Director

Mr. Arun M Kumar, Independent Director

Mr. Leo Puri, Independent Director

Mr. Sanjiv Mehta, Independent Director

The Nomination, Governance and Compensation Committee (NGCC) entirely consists of Independent Directors. As on March 31, 2024, the NGCC comprises of Ms. Kalpana Morparia (Chairperson), Dr. K P Krishnan, Mr. Arun M Kumar, Mr. Leo Puri and Mr. Sanjiv Mehta, as members. Mr. Leo Puri was inducted as member of the NGCC on October 27, 2023 and Mr. Sanjiv Mehta was inducted as member of the NGCC on January 30, 2024. The NGCC composition complies with the requirements of the Act and the SEBI Listing Regulations. Its primary functions, inter alia, are to:

- Examine the structure, composition and functioning of the Board, and recommend changes, as necessary, to improve the Board's effectiveness, oversee the evaluation of the Board and formulation of criteria for such evaluation;
- Formulate policies on the remuneration of Directors, KMP and other employees and on Board diversity;
- Assess the Company's policies and processes in key areas of corporate governance, other than those explicitly assigned to other Board Committees, with a view to ensure that the Company is at the forefront of good governance;
- Regularly examine ways to strengthen organizational health, by improving hiring, retention, motivation, development, deployment and behavior of management and other employees. In this context, the NGCC also reviews the framework and processes for motivating and rewarding performance at all levels of the organization, the resulting compensation awards, and makes appropriate proposals for Board approval. In particular,

it recommends all forms of compensation payable to the Executive Directors, KMP and Senior Management of the Company;

- Review the sexual harassment complaints, the outcome of investigations, if any, and awareness initiatives; and
- Review the Company's ESOP Schemes and recommend changes as necessary and also administering the ESOP Schemes and Dr. Reddy's Employees ESOS Trust.

The detailed terms of reference are given in the NGCC Charter available on the website of the Company https://www.drreddys.com/investor#governance#committees-of-the-board

The Head of Human Resources (HR) makes periodic presentations to the NGCC on organization structure, talent management, leadership, succession, diversity, performance appraisals, increments, performance bonus recommendations and other HR matters.

The NGCC met three times during the year: The Co-Chairman and Managing Director is a permanent invitee to all the NGCC meetings. The Head of HR officiates as the Secretary of the Committee.

Table 7 gives the composition and attendance record of the NGCC, and its report is enclosed as **Exhibit 2** to this chapter.

TABLE 7 NOMINATION, GOVERNANCE AND COMPENSATION COMMITTEE (NGCC) MEMBERSHIP AND ATTENDANCE IN FY2024

Name of the Independent Directors	Position	NGCC meeting dates			Held during tenure	Attended	% of attendance
		1	2	3			
		May 9, 2023	Oct 26, 2023	Jan 29, 2024			
Ms. Kalpana Morparia	Chairperson	attended physically	attended physically	attended physically	3	3	100
Dr. K P Krishnan	Member	attended physically	attended physically	attended physically	3	3	100
Mr. Arun M Kumar	Member	attended physically	attended physically	attended physically	3	3	100
Mr. Leo Puri[1]	Member	not applicable	not applicable	attended physically	1	1	100
Mr. Sanjiv Mehta[2]	Member	not applicable	not applicable	not applicable	not applicable	not applicable	not applicable
% attendance		**100**	**100**	**100**			

Note: [video icon] - attended through video conferencing. [person icons] - attended physically. [⃠] - not applicable. [toggle] % of attendance

[1]Inducted as member of the Committee w.e.f. October 27, 2023

[2]Inducted as member of Committee w.e.f. January 30, 2024

SCIENCE, TECHNOLOGY AND OPERATIONS COMMITTEE



Dr. Claudio Albrecht
Chairperson of the Committee
Independent Director

Members

Mr. Leo Puri Independent Director	Ms. Penny Wan Independent Director
Dr. Alpna Seth Independent Director	Mr. Sanjiv Mehta Independent Director

The Science, Technology and Operations Committee ("STOC") of the Board entirely comprises of Independent Directors.

As on March 31,2024 the STOC comprises of Dr. Claudio Albrecht (Chairman), Mr. Leo Puri, Ms. Penny Wan, Dr. Alpna Seth and Mr. Sanjiv Mehta, as members. Dr. Claudio Albrecht was inducted as member and appointed as Chairman of the STOC with effect from May 10, 2023, Dr. Alpna Seth was inducted as member of STOC with effect from September 19, 2023 and Mr. Sanjiv Mehta was inducted as member of STOC with effect from January 30, 2024.

Its primary functions, *inter alia*, are to:

- Review scientific, medical and technical matters and operations involving the Company's development and discovery programs (generic and proprietary), including major internal projects and business development opportunities;
- Review and monitor management's actions in the creation of valuable intellectual property (IP);
- Review the safety and quality of the Company's operations;
- Review the status of non-infringement patent challenges;
- Review and monitor management's actions and plans in building and nurturing science in the organisation in line with the Company's business strategy; and
- Review risk disclosure statements in any public documents or disclosures, where applicable.

The detailed terms of reference is given in the STOC Charter available on the website of the Company https://www.drreddys.com/investor#governance#committees-of-the-board

The Co-Chairman and Managing Director and Chief Executive Officer (CEO) are permanent invitees to STOC meetings. Officials heading IPDO, GMO, quality, PSAI and biologics are also invited to the meetings. The Head of IPDO acts as Secretary of the STOC.

The Committee met four times during the year.

Table 8 gives the composition and attendance record of the committee, and its report is enclosed as **Exhibit 3** to this chapter.

TABLE 8 SCIENCE, TECHNOLOGY AND OPERATIONS COMMITTEE (STOC) MEMBERSHIP AND ATTENDANCE IN FY2024

Name of the Independent Directors	Position	STOC meeting dates				Held during tenure	Attended	% of attendance
		1	2	3	4			
		May 10, 2023	July 25, 2023	Oct 26, 2023	Jan 29, 2024			
Dr. Claudio Albrecht[1]	Chairman	attended physically	attended physically	attended physically	attended physically	4	4	100
Mr. Leo Puri	Member	attended physically	attended physically	attended physically	attended physically	4	4	100
Ms. Penny Wan	Member	attended physically	attended physically	attended physically	attended physically	4	4	100
Dr. Alpna Seth[2]	Member	not applicable	not applicable	attended through video conferencing	attended physically	2	2	100
Mr. Sanjiv Mehta[3]	Member	not applicable	not applicable	not applicable	not applicable	not applicable	not applicable	not applicable
% attendance		**100**	**100**	**100**	**100**			

Note: [video icon] - attended through video conferencing. [person icons] - attended physically. [⃠] - not applicable. [toggle] % of attendance

[1]Inducted as member and appointed as Chairman of the Committee with effect from May 10,2023

[2]Inducted as member of the committee with effect from September 19, 2023

[3]Inducted as member of the Committee with effect from January 30, 2024

RISK MANAGEMENT COMMITTEE



Ms. Shikha Sharma
Chairperson of the Committee
Independent Director

Members

Ms. Penny Wan Independent Director	Dr. Claudio Albrecht Independent Director	Dr. Alpna Seth Independent Director

The Risk Management Committee consists entirely of Independent Directors. As on March 31, 2024, the Risk Management Committee comprises of Ms. Shikha Sharma (Chairperson), Ms. Penny Wan, Dr. Claudio Albrecht and Dr. Alpna Seth, as members. Mr. Sridar Iyengar and Mr. Leo Puri ceased as a member of the Risk Management Committee on July 30, 2023 and October 27, 2023, respectively. Dr. Claudio Albrecht and Dr. Alpna Seth were inducted as member of Risk Management Committee on May 10, 2023 and January 30, 2024, respectively. Risk Management Committee's composition complies with the requirements of the Act and the SEBI Listing Regulations. Its key functions, *inter alia*, are to:

- To formulate a detailed risk management policy which shall include:
  - (a) A framework for identification of internal and external risks specifically faced by the Company,

including financial, operational, sectoral, sustainability (particularly, ESG related risks), information, cyber security risks or any other risk as may be determined by the Committee

(b) Measures for risk mitigation including systems and processes for internal control of identified risks

(c) Business continuity plan

- To ensure that appropriate methodology, processes and systems are in place to monitor and evaluate risks associated with the business of the Company;
- To monitor and oversee implementation of the risk management policy, including evaluating the adequacy of risk management systems;
- To periodically review the risk management policy, at least once in two years, including by considering the changing industry dynamics and evolving complexity;
- To keep the Board of Directors informed about the nature and content of its discussions, recommendations and actions to be taken; and
- The appointment, removal and terms of remuneration of the Chief Risk Officer shall be subject to review by the Risk Management Committee.

The detailed terms of reference is given in the Risk Management Committee Charter available on the website of the Company https://www.drreddys.com/investor#governance #committees-of-the-board

The Company has in place an Enterprise-wide Risk Management (ERM) system. The Risk Management Committee oversees and reviews the risk management framework as well as the assessment of risks, their management and mitigation procedures. The Committee reports its findings and observations to the Board. A section on risk management practices of the Company under the ERM framework forms a part of the chapter on Management Discussion and Analysis as well as in the initial section in this Integrated Annual Report.

The Chairman, Chief Executive Officer, Chief Internal Auditor (CIA) and the Chief Compliance Officer (CCO) are permanent invitees to all Risk Management Committee meetings. The Board has appointed Chief Risk Officer (CRO) in terms of the provisions of the SEBI Listing Regulations. The CRO officiates as the Secretary of the Risk Management Committee or in absence of the CRO, Chief Financial Officer officiates as the Secretary of the Risk Management Committee. The Risk Management Committee met three during the year FY2024.

Table 9 gives the composition and attendance record of the Committee, and its report is enclosed as **Exhibit 4** to this chapter.

TABLE 9 RISK MANAGEMENT COMMITTEE (RMC) MEMBERSHIP AND ATTENDANCE IN FY2024

Name of the Independent Directors	Position	RMC meeting dates			Held during tenure	Attended	% of attendance
		1	2	3			
		May 09, 2023	Oct 26, 2023	Jan 29, 2024			
Ms. Shikha Sharma	Chairperson	Physical	Physical	Video	3	3	100
Mr. Sridar Iyengar[1]	Member	Physical	N/A	N/A	1	1	100
Mr. Leo Puri[2]	Member	Video	Physical	N/A	2	2	100
Ms. Penny Wan	Member	Physical	Physical	Physical	3	3	100
Dr. Claudio Albrecht[3]	Member	N/A	Physical	Physical	2	2	100
Dr. Alpna Seth[4]	Member	N/A	N/A	N/A	N/A	N/A	N/A
% attendance		100	100	100			

Note: Video - *attended through video conferencing.* Physical - *attended physically.* N/A - *not applicable.* *% of attendance*

[1] *Ceased as Member of the Committee, consequent to end of term on July 30, 2023*

[2] *Ceased as Member of the Committee on October 27, 2023*

[3] *Inducted as member of the Committee with effect from May 10, 2023*

[4] *Inducted as member of the Committee with effect from January 30, 2024*

STAKEHOLDERS' RELATIONSHIP COMMITTEE



Ms. Kalpana Morparia
Chairperson of the Committee
Independent Director

Members

Mr. G V Prasad, Co-Chairman and Managing Director

Mr. Satish Reddy, Chairman

The Stakeholders' Relationship Committee consists of three Directors, including two Executive Directors. The Chairperson of the Stakeholders' Relationship Committee is an Independent Director. As on March 31,2024, the Stakeholders' Relationship Committee comprises of Ms. Kalpana Morparia (Chairperson), Mr. G V Prasad and Mr. K Satish Reddy, as members. The Committee's composition complies with the requirements of the Act and the SEBI Listing Regulations.

The Stakeholders' Relationship Committee is empowered to perform the functions of the Board relating to the handling of queries and grievances of security holders. It primarily focuses on:

- Review investor complaints and their redressal;
- Review measures taken for effective exercise of voting rights by shareholders;
- Review work done by the share transfer agent including adherence to the service standards;
- Review of corporate actions related to security holders;
- Review investor engagement plans/initiatives and movement in shareholdings and ownership structure; and
- Review initiatives for reduction of quantum of unclaimed dividends and ensure timely receipt of dividend/ annual report/statutory notices by the shareholders

The detailed terms of reference is given in the Stakeholders' Relationship Committee Charter available on the website of the Company https://www.drreddys.com/investor#governance #committees-of-the-board

The Stakeholders' Relationship Committee also advises the Company on various shareholders' related matters. The Committee met four times during the year.

Table 10 gives the composition and attendance record of the Committee, and its report is enclosed as **Exhibit 5** to this chapter.

The Company Secretary officiates as the Secretary of the Stakeholders' Relationship Committee and is also designated as the Compliance Officer in terms of the SEBI Listing Regulations and as a Nodal Officer under IEPF Rules. An analysis of investor queries and complaints received and responded/addressed during the year is given in the chapter on *Additional Shareholders' Information*.

TABLE 10 STAKEHOLDERS RELATIONSHIP COMMITTEE (SRC) MEMBERSHIP AND ATTENDANCE IN FY2024

Name of the Directors	Position	SRC meeting dates				Held during tenure	Attended	% of attendance
		1	2	3	4			
		May 9, 2023	July 25, 2023	Oct 26, 2023	Jan 29, 2024			
Ms. Kalpana Morparia	Chairperson	Physical	Physical	Physical	Physical	4	4	100
Mr. G V Prasad	Member	Physical	Physical	Physical	Physical	4	4	100
Mr. K Satish Reddy	Member	Physical	Physical	Physical	Physical	4	4	100
% attendance		100	100	100	100			

Note: Physical - *attended physically.* *% of attendance* Video - *attended through video conferencing.*

SUSTAINABILITY AND CORPORATE SOCIAL RESPONSIBILITY (SCSR) COMMITTEE



Dr. K P Krishnan
Chairperson of the Committee
Independent Director

Members

Ms. Kalpana Morparia Independent Director	Mr. Satish Reddy Chairman
Mr. G V Prasad, Co-Chairman and Managing Director	Mr. Sanjiv Mehta Independent Director

As on March 31, 2024, the Committee consists of five directors, including two executive directors. The Chairman of the Committee is an Independent Director. As on March 31, 2024, the SCSR Committee comprises of Dr. K P Krishnan (Chairman), Ms. Kalpana Morparia, Mr. G V Prasad, Mr. K Satish Reddy and Mr. Sanjiv Mehta, as members. Mr. Sanjiv Mehta was inducted as member of SCSR Committee with effect from January 30, 2024. The SCSR Committee composition complies with the requirements of the Act. The SCSR Committee's primary functions are to:

- Formulate, review and recommend to the board, a CSR policy indicating the activities to be undertaken by the Company as specified in schedule VII of the Act;
- Recommend the amount of expenditure to be incurred on the initiatives as per the CSR policy;
- Provide guidance on various CSR initiatives undertaken by the Company and monitor implementation and adherence to the CSR programs and policy of the Company from time to time;
- Recommend to the Board an annual CSR action plan delineating the CSR projects or programmes to be undertaken during the financial year;
- Appoint an independent agency/firm to carry out impact assessment study, if any.
- To review the sustainability and other environment, social and governance related vision & goals of the Company on an ongoing basis.
- To review and provide oversight over the Company's programs, policies, practices, and strategies related to sustainability.
- To review sustainability and ESG disclosures.
- To act as nodal committee for guidance on sustainability and overall ESG goals and to review and monitor progress and all other matters incidental thereto.

The detailed terms of reference is given in the SCSR Committee Charter available on the website of the Company https://www.drreddys.com/investor#governance#committees-of-the-board

The SCSR committee met four times during the year. The Company Secretary officiates as the Secretary of the Committee.

Table 11 gives the composition and attendance record of the Committee, and its report is enclosed as **Exhibit 6** to this chapter.

TABLE 11 SUSTAINABILITY AND CORPORATE SOCIAL RESPONSIBILITY (SCSR) COMMITTEE MEMBERSHIP AND ATTENDANCE IN FY2024

Name of the Independent Directors	Position	SCSR Committee meeting dates				Held during tenure	Attended	% of attendance
		1	2	3	4			
		May 9, 2023	Jul 25, 2023	Oct 26, 2023	Jan 29, 2024			
Dr. K P Krishnan	Chairman	👤	👤	👤	👤	4	4	100
Ms. Kalpana Morparia	Member	👤	👤	👤	👤	4	4	100
Mr. G V Prasad	Member	👤	👤	👤	👤	4	4	100
Mr. K Satish Reddy	Member	👤	👤	👤	👤	4	4	100
Mr. Sanjiv Mehta[1]	Member	⊘	⊘	⊘	⊘	⊘	⊘	⊘
% attendance		100	100	100	100			

Note: 👤 - attended physically. ⊘ - not applicable. ▭ - % of attendance

[1] Inducted as member of the Committee with effect from January 30, 2024

BANKING AND AUTHORIZATIONS COMMITTEE



Mr. K Satish Reddy
Chairperson

Members

Mr. G V Prasad
Co-Chairman and Managing Director

The Banking and Authorizations Committee authorises to deal with day-to-day business operations such as banking, treasury, insurance, excise, customs, administration and dealing with other government/ non-government authorities or such other terms of reference as may be delegated by the Board from time to time. It consists of two Executive Directors, Mr. K Satish Reddy, Chairman and Mr. G V Prasad, Co-Chairman and Managing Director. The Committee met nine times during the year on April 28, 2023, May 10, 2023, July 26, 2023, September 1, 2023, October 27, 2023, December 20, 2023, January 9, 2024, January 30, 2024 and March 22, 2024. The Company Secretary officiates as the Secretary of the Committee. Both the Executive Directors attended all the meetings of the Committee.

OTHER BOARD MATTERS

CAPITAL EXPENDITURES (CAPEX)

The Board approves the annual capex budget in line with the Company's long-term strategy. An internal management committee approves all capex investments within the annual capex budget approved by the Board. An update on key capex approvals (and their relevant details) granted by the internal management committee is provided to the Board.

COMPLIANCE REVIEWS

The Chief Compliance Officer (CCO) and a full-fledged compliance team are engaged to oversee compliance activities. The Company's compliance status is periodically updated to the Senior Management team and presentations are given in the quarterly Audit Committee and Risk Management Committee meetings. When pertinent, these are also shared with all Board members.

STATUTORY COMPLIANCE MONITORING TOOL

The Company has in place a web-based Statutory Compliance Monitoring Tool which has been implemented to streamline and manage compliance tracking of all the statutory & legal compliances needs to be followed by the Company and provides the necessary assurance to the Board.

COBE AND VIGIL MECHANISM

The Company has adopted a Code of Business Conduct and Ethics ('COBE' or the 'Code'), which applies to all Directors and employees of the Company, its subsidiaries and affiliates. It is the responsibility of all Directors and employees to familiarize themselves with this Code and comply with its standards. The Directors and the Senior Management Personnel of the Company annually affirm compliance with the Code. A declaration of the Chief Executive Officer of the Company to this effect is enclosed as **Exhibit 7** to this chapter.

The Company has an Ombudsperson Policy (Whistle-Blower or Vigil Mechanism) to report concerns on actual or suspected violations of the Code. The Audit Committee Chairperson is the Chief Ombudsperson. Concerns raised to the Company and their resolution are reported through the Chief Ombudsperson to the Audit Committee and where applicable, to the Board. During FY2024, no personnel has been denied access to the Audit Committee on ombudsperson issues.

The COBE and Ombudsperson Policy are available on the Company's website: https://www.drreddys.com/investors/governance/code-of-business-conduct-and-ethics-cobe/#governance#code-of-business-conduct-and-ethics and https://www.drreddys.com/cms/cms/sites/default/files/2021-12/Ombudsperson.pdf

RELATED PARTY TRANSACTIONS

We have adequate procedures to identify and monitor related party transactions. All transactions with related parties are placed before the Audit Committee for review and approval. The related party transactions are also placed before the Board for review and noting/ approval, as appropriate. Transactions entered into with related parties during the financial year were on arm's length pricing basis and in the ordinary course of business. The details of related party transactions are discussed in note 2.24 to the standalone financial statements. The Company's Policy on Materiality of the Related Party Transactions and dealing with the Related Party Transactions ("RPT Policy") is available on the Company's website: https://www.drreddys.com/cms/cms/sites/default/files/2022-09/policy_on_materiality_of_rpt_and_on_dealing_with_rpt.pdf

Directors who are interested in the related party transaction agenda were not present for discussion and voting on such related party transactions. Furthermore, the transactions wherein Directors or their relatives are interested, other than subsidiaries and joint venture, are reviewed by an independent chartered accountant.

SUBSIDIARY COMPANIES

The Audit Committee reviews the financial statements of the subsidiaries. It also reviews the investments made by such subsidiaries, the statement of all significant transactions and arrangements entered into by subsidiaries and the compliances of each materially significant subsidiary on a periodic basis. The Audit Committee also reviews the utilization of loans/ advances/ investments given by the Company to its subsidiaries. The minutes of board meetings of the subsidiary companies are placed before the board for review.

The Company has also established a Group Governance Policy for monitoring the governance of its subsidiaries.

In compliance of Section 24(1) of the SEBI Listing Regulations, Mr. Arun M Kumar, Independent Director of the Company, was appointed as a Director on the Board of Dr. Reddy's Laboratories Inc. (USA).

Dr. Claudio Albrecht, Independent Director of the Company, is appointed as a Director on the Board of Dr. Reddy's Laboratories SA (Switzerland) on July 6, 2023 and Mr. Sridar Iyengar, whose term as an Independent Director of the Company was ended on July 30, 2023 has resigned as Director with effect from July 30, 2023.

The details of material subsidiaries of the Company as required under the SEBI Listing Regulations, is given in Table 12:

TABLE 12 DETAILS OF MATERIAL SUBSIDIARIES

Sl. No.	Name of Material Subsidiary	Date of Incorporation	Place of Incorporation	Name and date of Appointment of Statutory Auditors
1	Dr. Reddy's Laboratories Inc.	May 13,1992	USA	M/s. S.R. Batliboi & Associates LLP Date of appointment-July 28, 2021
2	Dr. Reddy's Laboratories SA	April 16, 2007	Switzerland	Ernst & Young Date of appointment- December 6, 2018
3	Dr. Reddy's Laboratories LLC	April 5, 2003	Russia	TSATR – Audit services LLC Date of appointment- November 9, 2022
4	Reddy Holding GmbH	February 01, 2006	Germany	Wirtschaftsprüfung Hall Date of appointment- April 7, 2023

The Company's policy for determining material subsidiaries is available on the Company's website: https://www.drreddys.com/cms/cms/sites/default/files/2021-12/policy-for-determining-material-subsidiaries.pdf

During FY2024, the Company and its subsidiaries have not given any loan and advances in the nature of loans to firms/ companies in which directors are interested.

DISCLOSURE ON ACCOUNTING TREATMENT

In the preparation of financial statements for FY2024, there was no treatment of any transaction which is different from that prescribed in the Indian Accounting Standards notified by the Government of India under Section 133 of the Act, read with Rule 7 of the Companies (Accounts) Rules, 2014, and the Companies (Indian Accounting Standards) Rules, 2015, as amended, the guidelines issued by SEBI and other accounting principles generally accepted in India.

MANAGEMENT

The management of the Company develops and implements policies, procedures and practices that attempt to translate the Company's core purpose and mission into reality. It also identifies, measures, monitors and minimises risks in the business and ensures safe, sound and efficient operations. These risks are internally supervised and monitored through the Company's Management Council (MC).

MANAGEMENT COUNCIL (MC)

Our Management Council (MC) consists of Senior Management from the business and corporate functions. Initial pages of the Integrated Annual Report gives details of the members of the MC. Apart from monthly meetings, the MC meets once a quarter for two-day sessions. The background notes for the monthly and quarterly meetings are circulated in advance. Listed below are some of the key issues that were considered by the MC during the year under review:

- The Company's long-term strategy, growth initiatives and priorities;
- Overall Company performance, including performance of various business units;
- Decision on major corporate policies;
- Discussion and sign-off on annual plans, budgets, investments and other major initiatives; and
- Discussion on business alliances proposals and organizational design.

The details of changes in Senior Management and MC are given in page 54 of this Integrated Report. The particulars are available on the website of the Company.

MANAGEMENT DISCUSSION AND ANALYSIS

The chapter on Management Discussion and Analysis forms a part of this Integrated Annual Report.

MANAGEMENT DISCLOSURES

Senior Management of the Company make annual disclosures to the Board on all material, financial and commercial transactions in which they may have personal interest, if any, and which may have a potential conflict with the interest of the Company. Transactions with Key Managerial Personnel are listed in the financial section of this Integrated Annual Report under related party transactions.

PROHIBITION OF INSIDER TRADING

We have a policy prohibiting insider trading in conformity with applicable regulations of the SEBI in India and the Securities and Exchange Commission (SEC) of the USA. Necessary procedures have been laid down for Directors, officers, designated persons and their relatives for trading in the securities of the Company. These are periodically communicated to such employees who are considered as insiders of the Company. Apart from this, regular insider trading awareness sessions are conducted for the benefit of designated persons. Trading window closure/ blackouts/ quiet periods, when the Directors and designated persons/ insiders are not permitted to trade in the securities of the Company, are intimated in advance to all concerned. Violations of the policy, if any, are appropriately acted on and reported to the SEBI/ Stock Exchanges. The Company also maintains a Structured Digital Database (SDD), as required under the SEBI (Prohibition of Insider Trading) Regulations, 2015.

INTERNAL CONTROL SYSTEMS AND STATUTORY AUDITS

We have both external and internal audit systems in place. Auditors have access to all records and information of the Company. The Board and the Audit Committee recognises the work of the auditors as an independent check on the information received from the management on the operations and performance of the Company. The Board and the Audit Committee periodically reviews the findings and recommendations of the Statutory Auditors and Internal Auditors and suggests corrective actions whenever necessary.

INTERNAL CONTROLS

We maintain a system of internal controls designed to provide reasonable assurance regarding the achievement of objectives in the following categories:

- Organization's strategic objective;
- Effectiveness and efficiency of operations;
- Adequacy of safeguards for assets;
- Reliability of financial and non-financial reporting; and
- Compliance with applicable laws and regulations

The integrity and reliability of our internal control systems are achieved through clear policies and procedures, process automation, training and development of employees and an organization structure that segregates responsibilities.

Our internal audit team is an independent assurance and advisory function, responsible for evaluating and improving the effectiveness of risk management, control and governance processes. The internal audit team helps to enhance and protect organizational value by providing risk-based objective assurance, advice, and insight. The internal audit team prepares annual audit plans based on risk assessment and conducts extensive reviews covering financial, operational and compliance controls. Areas requiring specialized knowledge are reviewed in partnership with external experts or by recruiting resources with specialized skills. Suggested improvements in processes are identified during reviews and communicated to the management on an ongoing basis.

The Audit Committee of the Board monitors the performance of the internal audit team on a periodic basis through review of audit plans, audit findings and speed of issue resolution through follow ups. Each year, there are at least four meetings in which the Audit Committee reviews internal audit findings. During the year, the Audit Committee Chairman also met the Chief Internal Auditor without the presence of management.

CEO AND CFO CERTIFICATION

A certificate of the Chief Executive Officer as well as the Chief Financial Officer of the Company on financial statements and applicable internal controls as stipulated under Regulation 17(8) of the SEBI Listing Regulations is enclosed as **Exhibit 8** to this chapter.

STATUTORY AND IFRS AUDITORS

For FY2024 M/s. S.R. Batliboi & Associates LLP, Chartered Accountants (Firm registration no. 101049W/E300004), the Statutory Auditors, audited the financial statements prepared in accordance with the Ind AS. During the year, the Company

re-appointed M/s. Ernst & Young Associates LLP, as an independent registered public accounting firm (Independent Auditor) to audit the annual consolidated financial statements and for issuing an opinion on the financial statements prepared in accordance with IFRS as issued by the International Accounting Standard Board (IASB) for FY2024.

The Statutory and Independent Auditors render an opinion regarding the fair presentation in the financial statements of the Company's financial condition and operating results. Their audits are conducted in accordance with generally accepted auditing standards and include a review of the internal controls, to the extent necessary, to determine the audit procedures required to support their opinion.

While auditing the operations of the Company, the external auditors recorded their observations and findings with the management. These were then discussed by the management and the auditors at the Audit Committee meetings, either face-to-face or via conference calls. Remedial measures suggested by the auditors and the Audit Committee have been either implemented or taken up for implementation by management.

The Statutory and Independent Auditors provide a confirmation of their independence every financial year. They confirm that the engagement team, involved in the audit of the Company and its group including network firms have complied with relevant ethical requirements regarding independence.

They also confirm that on the basis of procedures implemented within their practice, they have not identified any situation or risk likely to affect their independence as Company's auditors for the financial year within the terms of the rules of conduct applicable in India.

AUDITORS' FEES

During FY2024, the Company and its subsidiaries, on a consolidated basis paid the fees mentioned in **Table 13** to M/s. S.R. Batliboi & Associates LLP, chartered accountants, the statutory auditors; and to M/s. Ernst & Young Associates LLP, the independent auditors and other entities within their network.

TABLE 13 AUDITORS' FEES

(Amount in ₹ mn)

Type of service	FY2024	FY2023[1]
Audit fees	118.3	120.2
Tax fees	27.0	18.3
All other fees	2.4	1.6
Total	**147.7**	**140.1**

[1] *Includes fees paid in FY2023 for earlier year.*

AGREEMENTS WITH MEDIA

The Company has not entered into any agreement with any media Company and/ or its associates.

SHAREHOLDERS

MEANS OF COMMUNICATION

1. **Quarterly and annual results:** Quarterly and annual results of the Company are published in widely circulated national newspapers such as the Business Standard and the local vernacular daily, Andhra Prabha. These are also disseminated internationally through Business Wire and made available on the Company's website: www.drreddys.com. The financial results were sent, if asked for, to the registered e-mail IDs of members.

2. **News releases, presentations, etc.:** The Company has established systems and procedures to disseminate relevant information to its stakeholders, including members, analysts, business partners, customers, employees and the society at large. It also conducts earning calls with analysts and investors. Details of communications made during the year are presented in **Table 14**.

TABLE 14 DETAILS OF COMMUNICATION MADE DURING FY2024

Means of communication	Number
Results earnings calls	4
Publication of results	4
Press releases/ intimations/ other disclosures and filings	175

3. **Website**: The primary source of information regarding the Company's operations is the Company's website: www.drreddys.com, where all official news releases and presentations made to institutional investors and analysts are posted. It contains a separate dedicated investors section, as required under Regulation 46(2) of the SEBI Listing Regulations, where the information for members is available. Webcast of the proceedings of the AGM is also made available on the Company's website.

4. **Annual Report**: The Company's Annual Report containing, *inter alia*, the Board's Report, Additional Shareholders Information, the Corporate Governance Report, the Business Responsibility and Sustainability Report, Management's Discussion and Analysis (MD&A), Audited Standalone and Consolidated Financial Statements, Auditors' Report and other important information are circulated to members and others so entitled. The Annual Report is also available on the Company's website in a user-friendly and downloadable form.

5. **Chairman's speech**: The speech given at the AGM is made available on the Company's website: www.drreddys.com.

6. **Reminder to investors**: Reminders to collect unclaimed dividend on shares are sent to the relevant shareholders.

7. **Compliances with stock exchanges**: National Stock Exchange of India Limited (NSE) and BSE Limited (BSE) maintain separate online portals for electronic submission of information by listed companies. Various communications such as notices, press releases and the regular quarterly, half-yearly and annual compliances and disclosures are filed electronically on these portals. In addition, such disclosures and communications are also sent to the NYSE, NSE IFSC Limited and filed with SEC, as appropriate.

8. **Designated exclusive e-mail ID**: We have designated an e-mail ID exclusively for investor services: shares@drreddys.com.

9. **Register to receive electronic communications**: We provide an option to the members to register their e-mail ID online through the Company's website to receive electronic communications. Members who wish to receive electronic communications may register at https://www.drreddys.com/investor#investor-services#shareholder-information

10. **Disclosures**: We have a Policy on the Determination of Materiality for disclosure of material events/ information as required under the SEBI Listing Regulations.

CREDIT RATINGS

There has been no change in the credit ratings of the Company from any of the agencies during the year, as detailed in **Table 15**

TABLE 15 DETAILS OF CREDIT RATINGS

RATING AGENCY	INSTRUMENT TYPE	AMOUNT (₹ in mn)	RATING	OUTLOOK
ICRA	Fund-based/ non-fund based facilities	5,000	[ICRA]AA+	(Stable)
Fitch Ratings	Fund-based/ non-fund based facilities	4,800	IND AA+	Stable/IND A1+
	Non-fund-based working capital limits	1,200	IND AA+	Stable/IND A1+

ADDITIONAL INFORMATION ON DIRECTORS SEEKING APPOINTMENT/ RE-APPOINTMENT AT THE 40TH ENSUING ANNUAL GENERAL MEETING

Re-appointment of Mr. K Satish Reddy retire by rotation being eligible for re-appointment

Mr. K Satish Reddy (DIN: 00129701) graduated in Chemical Engineering from Osmania University, India, in 1988 and M.S. in Medical Chemistry from Purdue University, USA, in 1990. He joined Dr. Reddy's in 1993 as an Executive Director responsible for manufacturing and new product development. In 1997, he was appointed as Managing Director. In the mid-1990s, as the Company prepared for its global foray, he anchored the establishment of key systems and initiatives that positioned Dr. Reddy's for rapid expansion and helped to build its brand and corporate identity.

Mr. Reddy played an instrumental role in the Company's transition from a bulk drugs manufacturer to a global player in the branded space by spearheading Dr. Reddy's entry into international Emerging Markets, especially Russia. He is focused on translating the Company's strategy into action to drive its growth and performance globally.

Mr. Reddy was reappointed as wholetime Director, designated as Managing Director and Chief Operating Officer for a period of five years commencing on October 1, 2012. After the demise of the Company's founder, Dr. K Anji Reddy, he was re-designated as ViceChairman and Managing Director with effect from March 30, 2013 and has been subsequently re-designated as the Chairman of the Company, with effect from May 13, 2014. He was reappointed as Whole-time Director, designated as Chairman, for a period of five years, effective October 1, 2022, liable to retire by rotation. He retires by rotation at this 40th AGM of the Company and, being eligible, offers himself for the re-appointment.

Details of K Satish Reddy pursuant to provisions of the SEBI Listing Regulations and Secretarial Standard - 2 are given in the Notice convening 40th AGM of the Company, forms part of the Integrated Annual Report for FY2024.

LISTED COMPANY DIRECTORSHIP OF THE BOARD MEMBERS

Table 16 enumerates the directors who are holding directorship in listed entities, including the Company, as on March 31, 2024.

TABLE 16 LISTED COMPANY DIRECTORSHIP OF BOARD MEMBERS AS ON MARCH 31, 2024

Director	Company	Listed in	Designation held
Mr. K Satish Reddy	Dr. Reddy's Laboratories Limited	India	Chairman
Mr. G V Prasad	Dr. Reddy's Laboratories Limited	India	Co-Chairman and Managing Director
Ms. Kalpana Morparia	Dr. Reddy's Laboratories Limited	India	Independent Director
	Hindustan Unilever Limited		Independent Director
	Philip Morris International Inc	USA	Independent Director
	HSBC Holdings Plc	UK	Independent Director
Mr. Leo Puri	Dr. Reddy's Laboratories Limited	India	Independent Director
	Hindustan Unilever Limited		Independent Director
Ms. Shikha Sharma	Dr. Reddy's Laboratories Limited	India	Independent Director
	Mahindra and Mahindra Limited		Independent Director
	Tech Mahindra Limited		Independent Director
	Tata Consumer Products Limited		Independent Director
	Piramal Enterprises Limited		Non-Executive Non-Independent Director
Dr. K P Krishnan	Dr. Reddy's Laboratories Limited	India	Independent Director
	Tata Consumer Products Limited		Independent Director
Ms. Penny Wan	Dr. Reddy's Laboratories Limited	India	Independent Director
Mr. Arun M Kumar	Dr. Reddy's Laboratories Limited	India	Independent Director
Dr. Claudio Albrecht	Dr. Reddy's Laboratories Limited	India	Independent Director
Dr. Alpna Seth	Dr. Reddy's Laboratories Limited	India	Independent Director
	Bio-Techne Corporation	USA	Independent Director
	Keros Therapeutics Inc	USA	Independent Director
Mr. Sanjiv Mehta	Dr. Reddy's Laboratories Limited	India	Independent Director
	Danone SA	France	Independent Director
	PT Unilever Indonesia Tbk	Indonesia	President Commissioner

COMPLIANCE REPORT ON THE NYSE CORPORATE GOVERNANCE GUIDELINES

Pursuant to Section 303A.11 of the NYSE Listed Company Manual, a foreign private issuer, as defined by the SEC, must make its US investors aware of significant ways in which its corporate governance practices differ from those required of domestic companies under NYSE listing standards. A detailed analysis of this is available on the Company's website: www.drreddys.com.

OTHER DISCLOSURES

1) The Company is in compliance with the mandatory requirements of Corporate Governance as specified in Regulations 17 to 27; clauses (b) to (i) of sub-regulation (2) of Regulation 46 and Schedule V of the SEBI Listing Regulations.

2) The securities of the Company were not suspended from trading at any time during the year.

3) During FY2024, the Company has not raised funds through preferential allotment or qualified institutional placement.

4) During FY2024, the Board of Directors has accepted all the recommendations of the Board Committees.

5) Disclosures on complaints under the Sexual Harassment of Women at Workplace (Prevention, Prohibition and Redressal) Act, 2013, is given in **Table 17**:

TABLE 17 DISCLOSURES UNDER THE SEXUAL HARASSMENT OF WOMEN AT WORKPLACE (PREVENTION, PROHIBITION AND REDRESSAL) ACT, 2013

Particulars	Numbers
Number of complaints filed during the financial year	20
Number of complaints resolved during the financial year	19
Number of complaints pending as on March 31, 2024	5

Further, disclosures on complaints under the Sexual Harassment of Women at Workplace (Prevention, Prohibition and Redressal) Act, 2013 on consolidated basis i.e., for the Company and its subsidiaries are given in Principle 5 of the Business Responsibility and Sustainability Report forming part of the Integrated Annual Report.

6) A certificate from a Company Secretary in practice confirming that none of the directors are disqualified or debarred from being appointed or continuing as directors of the Company by the SEBI or the Ministry of Corporate Affairs or any other authority, forms part of this report.

COMPLIANCE REPORT ON DISCRETIONARY REQUIREMENTS UNDER REGULATION 27(1) OF THE SEBI LISTING REGULATIONS

1. **The Board:** Our Chairman is an Executive Director and maintains the Chairman's office at the Company's expenses for the performance of his duties.

2. **Shareholders' rights:** The Company has sent quarterly financial results to the shareholders through email for the quarter ended December 31, 2023. Half-yearly results during FY2024 has not been sent to shareholder(s). However, in addition to displaying our quarterly and half-yearly results on our website, www.drreddys.com, and publishing in widely circulated newspapers, the quarterly financial results are sent, if asked for, to the registered e-mail IDs of shareholders.

3. **Audit qualifications:** The auditors have not qualified the financial statements of the Company.

4. **Separate post of chairman and CEO:** Mr. K Satish Reddy is the Chairman of the Company; Mr. G V Prasad is the Co- chairman and Managing Director and Mr. Erez Israeli is the Chief Executive Officer.

5. **Reporting of internal audit:** The Chief Internal Auditor regularly updates the Audit Committee on internal audit findings at the Committee's meetings and on conference calls.

ADDITIONAL SHAREHOLDERS' INFORMATION

The chapter on *Additional Shareholders' Information* forms a part of the Integrated Annual Report.

ANNEXURE A

REMUNERATION POLICY

I. CONTEXT

The purpose of this policy is to set over principles, parameters and governance framework of the remuneration for directors, KMPs, Senior Management Personnel and employees. This policy will assist the Board to fulfil its responsibility towards attracting, retaining and motivating the Directors, KMPs, Senior Management Personnel and employees through competitive and reasonable remuneration in line with the corporate and individual performance. This document outlines following policies/guidelines:

A. Performance evaluation of directors

B. Remuneration principles

C. Board diversity

II. DEFINITIONS

"**Board**" means board of directors of the Company.

"**Committee**" means Nomination, Governance and Compensation Committee of the Company as constituted or reconstituted by the Board, from time to time.

"**Company**" means Dr. Reddy's Laboratories Limited.

"**Director**" means directors of the Company.

"**Employee**" means any person, including officers who are in the permanent employment of the Company.

"**Independent Director**" As provided under Listing Regulations and/or under the Companies Act, 2013, 'Independent Director' shall mean a Non-Executive Director, other than a Nominee Director of the Company:

a) who, in the opinion of the Board, is a person of integrity and possesses relevant expertise and experience;

b) (i) who is or was not a promoter of the Company or its holding, subsidiary or associate Company;

(ii) who is not related to promoters or directors in the Company, its holding, subsidiary or associate Company;

c) apart from receiving director's remuneration, has or had no pecuniary relationship with the Company, its holding, subsidiary or associate Company, or their promoters, or directors, during the two immediately preceding financial years or during the current financial year; none of whose relatives has or had pecuniary relationship or transaction with the Company, its holding, subsidiary or associate Company, or their promoters, or directors, amounting to two per cent or more of its gross turnover or total income or fifty lakh rupees or such higher amount as may be prescribed, whichever is lower, during the two immediately preceding financial years or during the current financial year;

d) who, neither himself nor any of his relatives —

(i) holds or has held the position of a Key Managerial Personnel or is or has been employee of the Company or its holding, subsidiary or associate Company in any of the

three financial years immediately preceding the financial year in which he is proposed to be appointed;

(ii) is or has been an employee or proprietor or a partner, in any of the three financial years immediately preceding the financial year

(iii) in which he is proposed to be appointed, of a firm of auditors or company secretaries in practice or cost auditors of the Company or its holding, subsidiary or associate company; or any legal or a consulting firm that has or had any transaction with the Company, its holding, subsidiary or associate company amounting to ten per cent or more of the gross turnover of such firm; holds together with his relatives two per cent or more of the total voting power of the Company; or

(iv) is a chief executive or director, by whatever name called, of any non- profit organization that receives twenty-five per cent or more of its receipts from the Company, any of its promoters, directors or its holding, subsidiary or associate company or that holds two per cent or more of the total voting power of the Company; and

(v) is a material supplier, service provider or customer or a lessor or lessee of the company.

e) who is not less than 21 years of age.

"**Key Managerial Personnel**" is as defined under the Companies Act, 2013 and means:-

a) the chief executive officer or the managing director or the manager (having ultimate controls over affairs of the company);

b) the company secretary;

c) the whole-time director;

d) the chief financial officer; and

e) such other officer as may be prescribed under the applicable statutory provisions/regulations from time to time.

"**Senior Management**" means officers/ personnel of the Company who are members of its core management team excluding board of directors comprising all members of management one level below the executive directors, including the functional heads.

Unless the context otherwise requires, words and expressions used in this policy and not defined herein but defined in the Companies Act, 2013 as may be amended from time to time shall have the meaning respectively assigned to them therein.

III. APPLICABILITY

This policy is applicable to the following:

- Directors (executive and non-executive);
- Key Managerial Personnel (KMPs);
- Senior Management Personnel; and
- Other employees.

IV. EVALUATION OF DIRECTORS

For the purpose of determining remuneration (based on profitability of the Company), the evaluation criteria of the Executive and Non-executive Directors are as outlined below:

1) Executive directors:

a) Financial metrics covering growth in return on capital employed (RoCE) and profitability; and

b) Non-financial metrics covering aspects such as health, brand building, compliance, quality and sustainability of operations of the organisation, as may be agreed upon from time to time with the Company.

2) Non-executive Directors:

a) Level of engagement, independence of judgment, etc., and their contribution in enhancing the Board's overall effectiveness;

b) The Non-executive Directors' remuneration shall be globally benchmarked with similar organizations; and

c) Participation in the committees (either as chairperson or member) and the Board meetings.

V. REMUNERATION OF DIRECTORS, KMPS, SENIOR MANAGEMENT PERSONNEL AND OTHER EMPLOYEES

The Committee shall recommend to the Board for their approval, any remuneration to be paid to the Executive Directors. The Committee will separately review and approve the remuneration to be paid to KMPs and Senior Management Personnel.

The level and composition of remuneration so determined by the Committee shall be reasonable and sufficient required to attract, retain and motivate Directors, KMPs and Senior Management in order to run the Company successfully. There shall be a clear linkage of remuneration to performance and health targets. The remuneration shall be a mix of fixed and variable pay/long-term pay reflecting short and long-term performance objectives appropriate to the working of the Company and its strategic goals.

The key principles for each of the positions are outlined below:

1) Executive Directors – The Executive Directors shall be paid remuneration by way of monthly compensation and profit based commission. The total remuneration to be paid to the executive directors shall be within the limits prescribed under the provisions of the Companies Act, 2013, and Rules made thereunder;

2) Non-executive Directors – The non-executive directors shall receive remuneration by way of sitting fees and reimbursement of expenses for attending meetings of Board or Committee thereof. In addition, the Non- Executive and Independent Directors shall also be eligible to receive profit related commission, as may be approved by the shareholders of the Company. They shall not be entitled to any stock options.

   The Chairman of the Company shall propose remuneration to be paid to Non-executive Directors. The proposal for the remuneration shall be benchmarked with global pharmaceutical companies and the contribution made and time dedicated by each director;

3) KMPs and Senior Management Personnel – Dr. Reddy's recognizes that those chosen to lead the organization are vital to its ongoing success and growth. Thus, these executives should be offered competitive and reasonable compensation so that Dr. Reddy's can attract, retain and encourage critical talent to meet important organisational goals and strategies. The compensation will be the mix of fixed pay, variable pay, performance based incentive plans or stock options. The executive total compensation program will be flexible to differentiate pay to recognize an individual incumbents' critical skills, contributions, and future potential to impact the organization's success;

4) Other employees – The compensation program for employees is designed to help drive performance culture and align employees for the creation of sustainable value through behaviors like execution excellence, innovation and leadership. In line with the organization principles of managing the long-term and meritocracy, there are four principles of pay which have been enumerated – ability to pay, position-linked pay, person-specific pay and performance-linked pay. The Company may periodically review the compensation and benefits at all levels to ensure that the Company remains competitive and is able to attract and retain desirable talent.

   The committee may review the overall compensation approach for employees and on any changes done for the entire organisation.

VI. BOARD DIVERSITY

Building a diverse and inclusive workplace is an integral part of Dr. Reddy's culture. These principles are also applied to the composition of our Board.

The Board of Directors shall have the optimum combination of Directors from different areas/fields of expertise and experience like operations, management, quality assurance, finance, sales and marketing, supply chain, research and development, human resources etc., or as may be considered appropriate.

The Board shall have at least one member who has accounting or related financial management expertise and at least three members who are financially literate.

At least one member of the Board should be a woman.

VII. CONFIDENTIALITY

The members of the Committee may not disclose, in particular, the information contained in the confidential reports they receive or the contents of confidential discussions. They shall also ensure that any employees appointed to support them likewise comply with this rule.

VIII. REVIEW

This policy will be reviewed at appropriate time, as decided by the committee. The utility and interpretation of this policy will be at the sole discretion of the Committee.

EXHIBIT 1

Report of the Audit Committee

To the shareholders of
Dr. Reddy's Laboratories Limited

The Audit Committee of the Board consists of four Directors as on March 31, 2024. Each member is an Independent Director as defined under the Companies Act, 2013, the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015 and the New York Stock Exchange Corporate Governance Guidelines. The Committee operates under a written charter adopted by the Board of Directors, and has been vested with all the powers necessary to effectively discharge its responsibilities.

During the year, the composition of the Audit Committee underwent changes, Mr. Sridar Iyengar ceased as a member and Chairman of the Committee on July 30, 2023. Mr. Arun M Kumar, Independent Director of the Company has been appointed as Chairman of the Committee, effective from July 31, 2023.

The primary responsibilities are to assist the Board in overseeing the:

- Integrity of the Company's financial statements;
- Compliance with legal and regulatory requirements and the Company's Code of Business Conduct and Ethics (COBE);
- Qualification and independence of the External and Internal Auditors;
- Performance of the Company's External Auditors and Internal Audit team;
- Adequacy and reliability of the internal control systems, especially those relating to the reporting of the Company's financials; and
- Whistle-blower/ombudsperson related matters.

The details terms of reference of the Audit Committee are available on the website of the Company.

Dr. Reddy's management has primary responsibility for the financial statements and reporting process, including the systems of internal controls. It discussed with the Company's Internal Auditors, Statutory Auditors and Independent Auditors, the scope and plans for their respective audits. It also discussed the results of their examination, their evaluation of the Company's internal controls, and overall quality of the Company's financial reporting. The Audit Committee provides at each of its meetings an opportunity for internal and external auditors to meet with the members of the Audit Committee, without presence of the management.

In fulfilling its oversight responsibilities, the Audit Committee reviewed and discussed the Company's quarterly unaudited and annual audited financial statements with the management. M/s. S.R. Batliboi & Associates LLP, Chartered Accountants, the Company's Statutory Auditors for financial statements prepared in accordance with Ind AS, and M/s. Ernst & Young Associates LLP, the Company's Independent Auditors for financial statements prepared in accordance with IFRS, are responsible for expressing their opinion on the conformity of the Company's financial statements with Generally Accepted Accounting Principles (GAAP), as applicable.

Relying on the review and discussions with the management and the auditors, the Audit Committee believes that the Company's financial statements are fairly presented in conformity with Indian Accounting Standards (Ind AS) and the IFRS as issued by the International Accounting Standards Board in all material aspects.

To ensure that the accounts of the Company are properly maintained and that accounting transactions are in accordance with the prevailing laws and regulations, the Audit Committee reviewed the internal controls put in place by the Company. In conducting such reviews, the Committee found no material discrepancy or weakness in the Company's internal control systems.

During FY2024, the Audit Committee met six times and *inter alia*, reviewed and discussed the following:

a) Approval and recommendation of the quarterly/ half-yearly/annual financial results on standalone and consolidated basis;

b) Approval and recommendation of the Cost Statements including other annexures of Cost Audit Report for FY2023;

c) Review of the key non-routine accounting transactions;

d) Approval of the Tax Transparency Report for FY2023;

e) Revisions to the Company's Ombudsperson Policy;

f) Revisions to the Company's Code of Business Conduct and Ethics (COBE);

g) Approval and recommendation of the incorporation of wholly owned subsidiaries (WOS);

h) Approval and recommendation of the investments in the WOS and joint ventures;

i) Approval and recommendation of the liquidation of the WOS;

j) Approval and recommendation of the change in Internal Auditor of the Company;

k) Business agreements entered/ to be entered by the Company;

l) Review of the Finance Transformation;

m) Review of the Subsidiary governance;

n) Review of the Internal financial Controls (IFC), SOX and Internal Audit observations;

o) Review of the Auditors' independence and performance, and effectiveness of audit process;

p) Approval and recommendation of the audit fees paid to the Statutory Auditors and Independent Auditors;

q) Approval and recommendation of the appointment of Independent Directors, Cost Auditors and Secretarial Auditors, and continuing of the Statutory Auditors;

r) Approval of the non-audit services being provided by the statutory and independent auditors and concluded that such services were not in conflict with their independence;

s) Update on key legal cases;

t) Review of the treasury and tax updates;

u) Approvals of the related party transactions and review thereof;

v) Review of the arm's length validation of the related party transactions carried on by external independent agency;

w) Review of the financial statements of the subsidiaries including their investments and significant transactions;

x) Ombudsperson process/ complaints, remuneration of Chief Compliance Officer (CCO) and insider trading compliances;

y) Review of the sexual harassment cases;

z) Review of the whistle blower complaints;

aa) Review of the Insider Trading compliances;

bb) Compensation for Chief Internal Auditor, Chief Compliance Officer and Company Secretary

cc) Review of the Regulatory updates concerning the Committee; and

dd) Sections of the annual report including Management Discussion and Analysis, Directors' Responsibility Statement.

The Audit Committee ensures that the Company's Code of Business Conduct and Ethics has a mechanism such that no person intending to make a complaint relating to securities and financial reporting shall be denied access to the Audit Committee.

The Audit Committee, *inter alia*, has recommended to the Board of directors:

a) That the audited standalone and consolidated financial statements of Dr. Reddy's Laboratories Limited for the year ended March 31, 2024, prepared as per Ind AS be approved by the Board as a true and fair statement of the financial status of the Company; and

b) That the financial statements prepared as per IFRS as issued by International Accounting Standards Board for the year ended March 31, 2024, be approved by the Board and be included in the Company's Annual Report on Form 20-F, to be filed with the US Securities and Exchange Commission.

The Audit Committee apprised the Board on key discussions and recommendations made at such Committee meetings.

Arun M Kumar
Chairman, Audit Committee

Place: Hyderabad
Date: May 7, 2024

EXHIBIT 2

Report of the Nomination, Governance and Compensation Committee

To the shareholders of
Dr. Reddy's Laboratories Limited

The Nomination, Governance and Compensation Committee (NGCC) of the Board consists of five Independent Directors, as on March 31, 2024, as defined under the Companies Act, 2013, the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015 and the New York Stock Exchange Corporate Governance Guidelines. The NGCC operates under a written charter adopted by the Board of

Directors and has been vested with all the powers necessary to effectively discharge its responsibilities.

During the year, the composition of the NGCC underwent changes, Mr. Leo Puri and Mr. Sanjiv Mehta, Independent Directors of the Company have been inducted as member of the NGCC on October 27, 2023 and January 30, 2024, respectively.

The NGCC's primary responsibilities are to:

- Assess the Company's policies and processes in key areas of corporate governance and the impact of related significant regulatory and statutory changes, if any, to ensure that the Company is at the forefront of good corporate governance;
- Periodically examine the structure, composition and functioning of the Board and recommend changes, as necessary, to improve the Board's effectiveness, oversee the evaluation of the Board and formulation of criteria for such evaluation;
- For appointment of a Director on the Board, the NGCC evaluates the balance of skills, knowledge and experience and on the basis of such evaluation, identify the suitable candidate and makes the necessary recommendation to the Board.
- Examine major aspects of the Company's organizational design and recommend changes as necessary;
- Formulate policies on the remuneration of Directors, KMPs and other employees and on Board diversity;
- Review and recommend compensation and variable pay for Executive Directors to the Board;
- Review the sexual harassment complaints, outcome of investigations, if any, and awareness initiatives; and
- Establish, in consultation with the management, the compensation program for the Company and recommend it to the Board for approval and in that context:
  - Establish annual key result areas (KRAs) for the Executive Directors and oversee the status of their achievement;
  - Review, discuss and provide guidance to the management, on the KRAs for members of the MC, KMPs and their remuneration; and
  - Review the Company's ESOP schemes and oversee its administration.

The details terms of reference of the NGCC are available on the website of the Company.

As on March 31, 2024, the Company had 920,584 outstanding stock options, which amounts to 0.55% of total equity capital. These options are held by 221 employees of the Company and its subsidiaries under:

a) Dr. Reddy's Employees Stock Options Scheme, 2002 (This Scheme expired on January 28, 2022);
b) Dr. Reddy's Employees ADR Stock Options Scheme, 2007; and
c) Dr. Reddy's Employees Stock Option Scheme, 2018.

136,481 stock options are exercisable at par value i.e. ₹ 5/- per option and 784,103 stock options are exercisable at fair market value.

The NGCC met three times during the financial year. In addition to the fulfilment of its normal responsibilities as described above, the NGCC inter alia has reviewed and discussed the following:

- Review of the Board and Board Committee composition and identifying candidates for appointment as Director;
- Review the key areas of corporate governance and the impact of related significant regulatory and statutory changes;
- Review of HR metrics including staff costing, hiring, attrition, diversity, talent management, capacity building and employee experience;
- Senior level appointments/ movements;
- Review of the sexual harassment cases;
- Review and recommendation of variable pay and annual pay revisions;
- ESOP administration and allotment of shares under employee stock option schemes of the Company;
- Review of the outcome of the performance evaluation of Board, Board Committees and Directors including Chairman;
- Recommendation of the re-appointment of Directors and Senior Management Personnel;
- Review Gender Pay Parity;
- Pulse survey to assess employee experience;
- Review of HR transformation journey;
- Approval and recommendation of the Recovery Policy (Clawback Policy);
- Review of the Company's system for hiring, developing and retaining talent, retirement policy of the Company.
- Review the organization design, plan for upgrading and retaining talent at all levels and succession plans for key positions and support revision of training programs and the performance enablement systems.

The Nomination, Governance and Compensation Committee apprised the Board on discussions and recommendations made at its meetings and shared information on the overall NGCC initiatives undertaken by the Company.

Kalpana Morparia
Chairperson, Nomination, Governance and Compensation Committee

Place: Hyderabad
Date: May 6, 2024

EXHIBIT 3

Report of the Science, Technology and Operations Committee

To the shareholders of
Dr. Reddy's Laboratories Limited

The Science, Technology and Operations (STO) Committee of the Board consists of five Independent Directors, as on March 31, 2024. The STO Committee operates under a written charter adopted by the Board of Directors and has been vested with all the powers necessary to effectively discharge its responsibilities.

During the year, the composition of the STO Committee underwent changes Dr. Claudio Albrecht was inducted as member and appointed as Chairman of the STO Committee with effect from May 10, 2023. Dr. Alpna Seth and Mr. Sanjiv Mehta, Independent Directors of the Company, have been inducted as member of the STO Committee on September 19, 2023 and January 30, 2024, respectively.

The STO Committee's primary responsibilities are to:

- Review scientific, medical and technical matters and operations involving the Company's development and discovery programs (generic and proprietary), including major internal projects, business development opportunities, interaction with academic and other outside research organisations;
- Assist the Board and management to stay abreast of novel scientific and technologies developments and innovations and anticipate emerging concepts and trends in therapeutic research and development, to help assure the Company makes well informed choices in committing its resources;
- Assist the Board and the management in the creation of valuable Intellectual Property (IP);
- Review the status of non-infringement patent challenges;
- Assist the Board and the management in building and nurturing science in the organisation to support its business strategy; and
- Review the safety and quality of the Company's operations.

The STO Committee met four times during the financial year. During the year, in view of the transition of Chairmanship of the Committee, efforts were made to enhance the effectiveness of the Committee. Forward looking plans for the Committee were discussed and implemented for better rigor and guidance from the Committee on critical matters. The STO Committee *inter alia*, reviewed and discussed the following:

- Review of the Company's product development;
- Update and review of the quality and pharmacovigilance function and assessment of coordination with research and manufacturing;
- Update on new product delivery engine for API business;
- Update and review on Intellectual Property related matters;
- Update and review of audit and observations;
- Update and review of Biologics and Oncology functions;
- Update and review of research and manufacturing functions.

The Science, Technology and Operations Committee apprised the Board on review and discussions made at its meetings.

Dr. Claudio Albrecht
Chairman, Science, Technology and Operations Committee

Place: Hyderabad
Date: May 7, 2024

EXHIBIT 4

Report of the Risk Management Committee

To the shareholders of
Dr. Reddy's Laboratories Limited

The Risk Management Committee of the Board consists of four Directors, as on March 31, 2024. Each member is an Independent Director as defined under Indian laws, SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015 and the New York Stock Exchange Corporate Governance Guidelines. The Committee operates under a written charter adopted by the Board of Directors and

has been vested with all the powers necessary to effectively discharge its responsibilities.

During the year, the composition of the Risk Management Committee underwent changes, Mr. Sridar Iyengar and Mr. Leo Puri ceased as member of the Committee on July 30, 2023 and October 27, 2023, respectively. Dr. Alpna Seth, Independent Director of the Company has been inducted as member of the Committee on January 30, 2024.

The Risk Management Committee's primary responsibilities are to:

- Discuss with senior management the Company's enterprise-level risks and provide oversight as may be needed;
- Ensure it is apprised of the most significant risks and emerging issues, along with actions that the management is taking and how it is ensuring effective Enterprise Risk Management (ERM); and
- Review risk disclosure statements in any public documents or disclosures.

The details terms of reference of the Risk Management Committee are available on the website of the Company. During FY2024, the Charter of the Risk Management Committee was reviewed and revised. The Committee met three times during the financial year *inter alia* to review the following:

- Risk Heat-map including Geo-political risk and business continuity;
- Update on foreign exchange risk;
- Update on risks related to business models based on data governance usage;
- Update on risk associated with Pharmacovigilance, quality, greenwashing, etc. to be made on compliance of mandatory deliverables and gaps with timeline;
- Risk associated with risk associated with regulatory changes, like, cyber security disclosures, Claw-back rules, NFRA circulars, etc.;
- Update on the supply chain risks;
- Update on Cyber Security data privacy;
- Update on the environmental risk (with focus on water risk);
- Update on risk associated with safety;
- Update on counterfeiting and brand risk management;
- Updates on human resource talent risks;
- Update on key product launches related risks, in the ERM risk heat map;
- Update on the ethics and compliance;
- Review of the appointment and terms of remuneration of Chief Risk Officer;
- Update on other risks periodically.

The Risk Management Committee apprised the Board on discussions and recommendations made at its meetings and shared information on enterprise-wide risks.

Shikha Sharma
Chairperson, Risk Management Committee

Place: Hyderabad
Date: May 6, 2024

EXHIBIT 5

Report of the Stakeholders' Relationship Committee

To the shareholders of
Dr. Reddy's Laboratories Limited

The Stakeholders' Relationship Committee of the Board consists of three Directors, including two Executive Directors, as on March 31, 2024. The Chairperson is an Independent Director as defined under the Companies Act, 2013, the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015 and the New York Stock Exchange Corporate Governance Guidelines. The Committee operates under a written charter adopted by the Board of Directors and has been vested with all the powers necessary to effectively discharge its responsibilities.

The Committee's primary responsibilities are to:

- Review investor complaints and their redressal;
- Review of queries received from investors;
- Review of work done by the share transfer agent including their service standards;
- Review corporate actions related to security holders; and
- Review investor engagement plans/ initiatives and movement in shareholdings and ownership structure.

The details terms of reference of the Stakeholders' Relationship Committee are available on the website of the Company.

The Stakeholders' Relationship Committee met four times during the financial year on quarterly basis. In addition to the fulfilment of its normal responsibilities as described above, it also suggested to explore additional ways to communicate with the shareholders for claiming their unpaid dividends, suggested to carry out a shareholder satisfaction survey. On recommendation of the Committee, the Company has carried out Shareholder Satisfaction Survey in March, 2024 and the feedback received through such Survey was placed for review by the Committee. It also reviewed the functioning of the Company's secretarial and investor relations functions.

The Stakeholders' Relationship Committee apprised the Board on key discussions and recommendations made at such Committee meetings.

Kalpana Morparia
Chairperson, Stakeholders' Relationship Committee

Place: Hyderabad
Date: May 6, 2024

EXHIBIT 6

Report of the Sustainability and Corporate Social Responsibility Committee

To the shareholders of
Dr. Reddy's Laboratories Limited

The Sustainability and Corporate Social Responsibility (CSR) Committee of the Board consists of four directors, including two executive directors. The Chairman of the Committee is an Independent Director as defined under the Companies Act, 2013, the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015 and the New York Stock Exchange Corporate Governance Guidelines. The Committee operates under a written charter adopted by the Board of Directors, and has been vested with all the powers necessary to effectively discharge its responsibilities.

Sustainability and CSR Committee's primary responsibilities are as under:

Sustainability –

- To review the sustainability and other environment, social and governance related vision & goals of the Company on an ongoing basis.
- To review and provide oversight over the Company's programs, policies, practices, and strategies related to sustainability.
- To review sustainability and ESG disclosures.
- To act as nodal committee for guidance on sustainability and overall ESG goals and to review and monitor progress and all other matters incidental thereto.

CSR –

- Formulate and recommend to the Board, a Corporate Social Responsibility Policy ("CSR Policy") which shall indicate the activities to be undertaken by the Company as specified in Schedule VII of the Companies Act, 2013;
- Provide guidance on various CSR initiatives undertaken by the company and monitor implementation and adherence to the CSR programs and policy of the company from time to time;
- Recommend to the board an Annual CSR Action Plan delineating the CSR projects or programmes to be undertaken during the financial year; and
- Appoint an independent agency/ firm to carry out impact assessment study, if any

The details terms of reference of the Sustainability and CSR Committee are available on the website of the Company.

During the financial year, the Sustainability and CSR Committee met four times on quarterly basis. The Committee *inter alia* reviewed and discussed the following:

- Approval and recommendation of the CSR budget and Annual Action Plan;
- Review and recommendation for revision to the CSR budget and Annual Action Plan;
- Review the CSR projects/ programs and expenditure thereon including ongoing projects;
- Update on CSR governance and compliances;
- Approval and recommendation to the Annual Report on CSR Activities;
- Review the Impact Assessment Report undertaken by the independent agency;
- Review of strategic CSR initiatives for the Company;
- Review of the NGO functioning undertaking major CSR projects/ programs of the Company and their KPIs;
- Update on ESG vision, goals and progress;
- Review of the ESG benchmarking with the best practices and implementation of the best practices;
- Review of regulatory updates on ESG and BRSR and disclosures thereon;
- Review of the ESG ratings by the various external agencies.

The Sustainability and CSR Committee apprised the Board on discussions and recommendations made at its meetings and shared information on the overall CSR and ESG initiatives undertaken by the Company.

Dr. K P Krishnan
Chairman, Sustainability and Corporate Social Responsibility Committee

Place: Hyderabad
Date: May 6, 2024

EXHIBIT 7

CEO'S declaration on compliance with Code of Business Conduct and Ethics

Dr. Reddy's Laboratories Limited has adopted a Code of Business Conduct and Ethics ('COBE' and 'the code') which applies to all employees and directors of the Company, its subsidiaries and affiliates. Under the code, it is the responsibility of all employees and directors to familiarize themselves with the code and comply with its standards.

I hereby certify that the board members and senior management personnel of Dr. Reddy's have affirmed compliance with the code of the Company for the financial year 2023-24.

Erez Israeli
Chief Executive Officer

Place: Hyderabad
Date: May 7, 2024

EXHIBIT 8

CEO and CFO certificate to the Board pursuant to Regulation 17(8) of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015

We, Erez Israeli, Chief Executive Officer, and Parag Agarwal, Chief Financial Officer, to the best of our knowledge and belief, hereby certify that:

A. We have reviewed the financial statements including the cash flow statement (standalone and consolidated) for the financial year ended March 31, 2024 and that these statements:

   i. do not contain any materially untrue statement or omit any material fact or contain statements that might be misleading; and

   ii. together present a true and fair view of the Company's affairs and are in compliance with existing accounting standards, applicable laws and regulations.

B. There are no transactions entered into by the Company during the year, which are fraudulent, illegal or violate the Company's code of business conduct and ethics.

C. We accept the responsibility for establishing and maintaining internal controls for financial reporting and that we have evaluated the effectiveness of internal control systems of the Company pertaining to financial reporting and have disclosed to the auditors and the audit committee, deficiencies in the design or operation of such internal controls, if any, of which we are aware and the steps we have taken or propose to take to address these deficiencies.

D. We have disclosed, wherever applicable, to the auditors and the audit committee:

   i. That there were no deficiencies in the design or operations of internal controls that could adversely affect the Company's ability to record, process, summarize and report financial data including any corrective actions;

   ii. that there are no material weaknesses in the internal controls over financial reporting;

   iii. that there are no significant changes in internal control over financial reporting during the year;

   iv. all significant changes in the accounting policies during the year, if any, and that the same have been disclosed in the notes to the financial statements; and

   v. that there are no instances of significant fraud of which we have become aware of and involvement therein of the management or an employee having a significant role in the Company's internal control system over financial reporting.

Erez Israeli
Chief Executive Officer

Parag Agarwal
Chief Financial Officer

Place: Hyderabad
Date: May 7, 2024

INDEPENDENT AUDITOR'S REPORT ON COMPLIANCE WITH THE CONDITIONS OF CORPORATE GOVERNANCE AS PER PROVISIONS OF CHAPTER IV OF SECURITIES AND EXCHANGE BOARD OF INDIA (LISTING OBLIGATIONS AND DISCLOSURE REQUIREMENTS) REGULATIONS, 2015, AS AMENDED

The Members of
Dr. Reddy's Laboratories Limited.
8-2-337, Road No. 3, Banjara Hills
Hyderabad – 500 034, Telangana, India

1. The Corporate Governance Report prepared by Dr. Reddy's Laboratories Limited (hereinafter the "Company"), contains details as specified in regulations 17 to 27, clauses (b) to (i) and (t) of sub – regulation (2) of regulation 46 and para C, D, and E of Schedule V of the Securities and Exchange Board of India (Listing Obligations and Disclosure Requirements) Regulations, 2015, as amended ("the Listing Regulations") ('Applicable criteria') for the year ended March 31, 2024, as required by the Company for annual submission to the Stock exchange.

MANAGEMENT'S RESPONSIBILITY

2. The preparation of the Corporate Governance Report is the responsibility of the Management of the Company including the preparation and maintenance of all relevant supporting records and documents. This responsibility also includes the design, implementation and maintenance of internal control relevant to the preparation and presentation of the Corporate Governance Report.

3. The Management along with the Board of Directors are also responsible for ensuring that the Company complies with the conditions of Corporate Governance as stipulated in the Listing Regulations, issued by the Securities and Exchange Board of India.

AUDITOR'S RESPONSIBILITY

4. Pursuant to the requirements of the Listing Regulations, our responsibility is to provide a reasonable assurance in the form of an opinion whether the Company has complied with the conditions of Corporate Governance as specified in the Listing Regulations.

5. We conducted our examination of the Corporate Governance Report in accordance with the Guidance Note on Reports or Certificates for Special Purposes and the Guidance Note on Certification of Corporate Governance, both issued by the Institute of Chartered Accountants of India ("ICAI"). The Guidance Note on Reports or Certificates for Special Purposes requires that we comply with the ethical requirements of the Code of Ethics issued by the ICAI.

6. We have complied with the relevant applicable requirements of the Standard on Quality Control (SQC) 1, Quality Control for Firms that Perform Audits and Reviews of Historical Financial Information, and Other Assurance and Related Services Engagements.

7. The procedures selected depend on the auditor's judgement, including the assessment of the risks associated in compliance of the Corporate Governance Report with the applicable criteria. Summary of procedures performed include:

   i. Read and understood the information prepared by the Company and included in its Corporate Governance Report;

   ii. Obtained and verified that the composition of the Board of Directors with respect to executive and non- executive directors has been met throughout the reporting period;

   iii. Obtained and read the Register of Directors as on March 31, 2024 and verified that at least one independent woman director was on the Board of Directors throughout the year;

   iv. Obtained and read the minutes of the following committee meetings/ other meetings held April 1, 2023 to March 31, 2024:

      (a) Board of Directors;

      (b) Audit Committee;

      (c) Annual General Meeting (AGM);

(d) Nomination Governance and Compensation Committee;

(e) Stakeholders Relationship Committee;

(f) Risk Management Committee;

(g) Science, Technology and Operation Committee;

(h) Sustainability and Corporate Social Responsibility Committee; and

(i) Banking and Authorisation Committee

v. Obtained necessary declarations from the directors of the Company.

vi. Obtained and read the policy adopted by the Company for related party transactions.

vii. Obtained the schedule of related party transactions during the year and balances at the year-end. Obtained and read the minutes of the audit committee meeting where in such related party transactions have been pre-approved prior by the Audit Committee.

viii. Performed necessary inquiries with the management and also obtained necessary specific representations from management.

8. The above-mentioned procedures include examining evidence supporting the particulars in the Corporate Governance Report on a test basis. Further, our scope of work under this report did not involve us performing audit tests for the purposes of expressing an opinion on the fairness or accuracy of any of the financial information or the financial statements of the Company taken as a whole.

OPINION

9. Based on the procedures performed by us, as referred in paragraph 7 above, and according to the information and explanations given to us, we are of the opinion that the Company has complied with the conditions of Corporate Governance as specified in the Listing Regulations, as applicable for the year ended March 31, 2024, referred to in paragraph 4 above.

OTHER MATTERS AND RESTRICTION ON USE

1. This report is neither an assurance as to the future viability of the Company nor the efficiency or effectiveness with which the management has conducted the affairs of the Company.

2. This report is addressed to and provided to the members of the Company solely for the purpose of enabling it to comply with its obligations under the Listing Regulations with reference to compliance with the relevant regulations of Corporate Governance and should not be used by any other person or for any other purpose. Accordingly, we do not accept or assume any liability or any duty of care or for any other purpose or to any other party to whom it is shown or into whose hands it may come without our prior consent in writing. We have no responsibility to update this report for events and circumstances occurring after the date of this report.

For **S.R. BATLIBOI & ASSOCIATES LLP**
Chartered Accountants
ICAI Firm Registration Number: 101049W/E300004

per Shankar Srinivasan
Partner
Membership Number: 213271
UDIN: 24213271BKELCM7224

Place of Signature: Hyderabad
Date: May 7, 2024

CERTIFICATE OF NON-DISQUALIFICATION OF DIRECTORS

(Pursuant to Regulation 34(3) and Schedule V Para C clause (10)(i) of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015)

To,
The Members of
Dr. Reddy's Laboratories Limited

We have examined the relevant disclosures provided by the Directors to Dr. Reddy's Laboratories Limited, bearing CIN: L85195TG1984PLC004507, having registered office at 8-2-337, Road No. 3, Banjara Hills, Hyderabad, Telangana 500034 (hereinafter referred to as 'the Company'), provided to us by the Company for the purpose of issuing this Certificate, in accordance with Regulation 34(3) read with Schedule V Para-C Clause 10(i) of the Securities Exchange Board of India (Listing Obligations and Disclosure Requirements) Regulations, 2015.

In our opinion and to the best of our information, based on (i) documents available on the website of the Ministry of Corporate Affairs as on April 24, 2024 and Stock Exchanges as on April 25, 2024 (ii) Verification of Directors Identification Number (DIN) status at the website of the Ministry of Corporate Affairs, and (iii) disclosures provided by the Directors (as enlisted in Table A) to the Company, we hereby certify that none of the Directors on the Board of the Company (as enlisted in Table A) have been debarred or disqualified from being appointed or continuing as directors of the companies by the Securities and Exchange Board of India, Ministry of Corporate Affairs or any such other statutory authority as on March 31, 2024.

Table A

Sr. No.	Name of the Directors	Director Identification Number	Date of appointment in Company
1	Mr. Satish Reddy Kallam	00129701	January 18, 1993
2	Mr. Venkateswara Prasad Gunupati	00057433	April 8, 1986
3	Ms. Kalpana Jaisingh Morparia	00046081	June 5, 2007
4	Mr. Leo Puri	01764813	October 25, 2018
5	Ms. Shikha Sanjaya Sharma	00043265	January 31, 2019
6	Dr. Kodumudi Pranatharthiharan Krishnan	01099097	January 7, 2022
7	Ms. Penny Chan Wan	09479493	January 28, 2022
8	Mr. Arun Madhavan Kumar	09665138	August 1, 2022
9	Dr. Claudio Albrecht	10109819	May 10, 2023
10	Dr. Alpna Hansraj Seth	01183914	September 19, 2023
11	Mr. Sanjiv Soshil Mehta	06699923	December 29, 2023

Ensuring the eligibility for the appointment/ continuity of every Director on the Board is the responsibility of the management of the Company. Our responsibility is to express an opinion on the basis of our verification. This certificate is neither an assurance as to the future viability of the Company nor of the efficiency or effectiveness with which the management has conducted the affairs of the Company.

For MMJB & Associates LLP
Company Secretaries

Saurabh Agarwal
FCS: 9290
CP: 20907
PR: 904/2020
UDIN: F009290F000326024

Date: May 7, 2024
Place: Mumbai

Additional Shareholders' Information

CONTACT INFORMATION

REGISTERED AND CORPORATE OFFICE

Dr. Reddy's Laboratories Limited
8-2-337, Road No. 3, Banjara Hills,
Hyderabad 500 034, Telangana, India
Tel: +91-40-4900 2900
Fax: +91-40-4900 2999
Website: www.drreddys.com
CIN: L85195TG1984PLC004507
E-mail ID: shares@drreddys.com

REPRESENTING OFFICERS

Correspondence to the following officers may be addressed at the registered and corporate office of the Company:

COMPLIANCE OFFICER UNDER THE SEBI (LISTING OBLIGATIONS AND DISCLOSURE REQUIREMENTS) REGULATIONS, 2015 (THE "SEBI LISTING REGULATIONS") AND NODAL OFFICER UNDER IEPF

Mr. K Randhir Singh
Company Secretary, Compliance Officer and Head-CSR
Tel: +91-40-4900 2900
Fax: +91-40-4900 2999
E-mail ID: kumarrandhirs@drreddys.com

ADR INVESTORS/ INSTITUTIONAL INVESTORS/ FINANCIAL ANALYSTS

Ms. Richa Periwal
Head - Investor Relations and Analytics
Tel: +91-40-4900 2135
Fax: +91-40-4900 2999
E-mail ID: richaperiwal@drreddys.com

MEDIA

Ms. Usha Iyer
Country Lead – Corporate Communications
Tel: +91-40-4900 2900
Fax: +91-40-4900 2999
E-mail ID: ushaiyer@drreddys.com

INDIAN RETAIL INVESTORS

Mr. K Randhir Singh
Company Secretary, Compliance Officer and Head-CSR
Tel: +91-40-4900 2222
Fax: +91-40-4900 2999
E-mail ID: shares@drreddys.com

GENERAL SHAREHOLDER INFORMATION

TABLE 1 40TH ANNUAL GENERAL MEETING (AGM) AND OTHER DETAILS

Day, Date and Time of the AGM	Monday, July 29, 2024 at 11.00 AM through video conferencing("VC")/Other Audio visual means ("OAVM")
Venue of the AGM	In accordance with General Circulars issued by the Ministry of Corporate Affairs (MCA) dated April 8, 2020, April 13, 2020, May 5, 2020, and September 25, 2023, and SEBI Circulars dated May 12, 2020 and October 7, 2023, the 40th AGM of the Company will be held through VC/ OAVM mode. The deemed venue for the 40th AGM shall be at the Registered Office of the Company.
Financial Year	April 1 to March 31
Record date/Book closure date	From July 17, 2024 to July 19, 2024 (both days inclusive)
Dividend payment date	August 2, 2024
Receipt of proxy forms	In terms of the relaxations granted by MCA, the facility for appointment of proxies by Members will not be available at the ensuing AGM will be held through VC/ OAVM mode
International Securities Identification Number (ISIN) in NSDL and CDSL	ISIN is a unique identification number of a traded scrip. This number has to be quoted in each transaction relating to the dematerialized securities of the Company. The ISIN of the Company's equity shares is **INE089A01023.**
E-Voting dates	Cut-off date for e-voting: Monday, July 22, 2024 E-voting dates: From 9:00 a.m. (IST), Thursday, July 25, 2024, to 5:00 p.m. (IST) Sunday, July 28, 2024
Listing on Stock Exchanges (Equity)	The Company's equity shares are listed on the following Stock Exchanges (1) **BSE Limited,** Phiroze Jeejeebhoy Towers, Dalal Street, Mumbai - 400 001 (2) **National Stock Exchange of India Limited,** Exchange Plaza, Bandra-Kurla Complex, Bandra (E), Mumbai - 400 051 Annual Listing fees has been paid by the Company to the above stock exchanges for FY2024
Listing on Stock Exchanges (American Depository Receipts) (ADRs)	The Company's ADRs are listed on the following Stock Exchanges: (1) **New York Stock Exchange Inc. (NYSE),** 11, Wall Street, New York, 10005, USA (2) **NSE IFSC Limited,** Unit No.1201, Brigade International Financial Centre, 12th floor, Block-14, Road 1C, Zone-1, Gift SEZ, Gift City, Gandhinagar, Gujarat – 382355, India Listing fees to the NYSE for listing of ADRs has been paid for the CY2023. The stock code on Reuters is REDY.NS and on Bloomberg is DRRD:IN.
Stock Code/Scrip Code – ADRs	BSE Limited- 500124
	National Stock Exchange of India Limited- DRREDDY
	New York Stock Exchange Inc. (NYSE)- RDY
	NSE IFSC Limited-DRREDDY
CUSIP number for ADRs	The Committee of uniform security identification procedures (CUSIP) of the American Bankers Association has developed a numbering system for securities. A CUSIP number uniquely identifies a security and its issuer and this is recognized globally by organizations adhering to standards issued by the International Securities Organization. The Company's ADRs carry the CUSIP no. **256135203.**
Description of voting rights	All securities issued by the Company carry equal voting rights.
Overseas depository of ADRs	J.P. Morgan Chase & Co. P.O. Box 64504, St. Paul MN 55164-0504, USA Tel: +1-651-453 2128
Indian custodian of ADRs	J.P. Morgan Chase Bank NA India Sub-Custody, 6th Floor Paradigm B Wing, Mindspace, Malad (West), Mumbai 400 064, Maharashtra, India Tel: +91-22-6649 2617 Fax: +91-22-6649 2509 E-mail ID: india.custody.client.service@jpmorgan.com
Registrar and Transfer Agent (RTA) for equity shares (common agency for demat and physical shares)	Bigshare Services Private Limited CIN: U99999MH1994PTC076534 306, Right Wing, 3rd Floor, Amrutha Ville, Opp. Yashoda Hospital, Rajbhavan Road, Hyderabad 500 082, Telangana, India Tel: +91-40-2337 4967, 4014 4967 Fax: +91-40-2337 0295 E-mail ID: bsshyd@bigshareonline.com

FINANCIAL CALENDAR

Table 2 gives the details of tentative calendar for declaration of financial results for FY2025.

TABLE 2 TENTATIVE CALENDAR FOR DECLARATION OF FINANCIAL RESULTS

For the quarter ending June 30, 2024	Last week of July, 2024
For the quarter and half-year ending September 30, 2024	Last week of October, 2024
For the quarter and nine months ending December 31, 2024	Last week of January, 2025
For the year ending on March 31, 2025	First week of May, 2025
AGM for the year ending March 31, 2025	Last week of July, 2025

FY2024 represents fiscal year 2023-24, from April 1, 2023 to March 31, 2024 and analogously for FY2023 and other such labelled years.

PERSONS HOLDING OVER 1% OF THE SHARES

Table 3 gives the names of the persons who hold more than 1% of equity shares of the Company as on March 31, 2024.

TABLE 3 PERSONS HOLDING 1% OR MORE OF THE EQUITY SHARES/ ADRS IN THE COMPANY AS ON MARCH 31, 2024

NAME	NUMBER OF SHARES	NUMBER OF ADRs	%
APS Trust[2,3]	34,345,308	-	20.59
J P Morgan Chase Bank NA[1]	-	25,608,057	15.35
Life Insurance Corporation of India	8,421,089	-	5.05
Kallam Satish Reddy HUF[3]	5,523,677	-	3.31
First Sentier Investors ICVC - Stewart Investors Asia Pacific Leaders Sustainability Fund	3,869,125	-	2.32
NPS Trust-A/C SBI Pension Fund Scheme	3,838,558	-	2.30
HDFC Trustee Company Ltd. A/C HDFC Multi-Asset Fund	2,705,158	-	1.62
Gunupati Venkateswara Prasad HUF[3]	2,543,418	-	1.52
SBI ETF Nifty 50	2,369,201	-	1.41
Government of Singapore	1,708,857	-	1.02

[1] *Holding ADRs as custodian of ADRs*

[2] *APS Trust holds 34,345,308 equity shares of the Company, in the name of Mr. G V Prasad jointly with Mr. K Satish Reddy.*

[3] *Belonging to promoter group of the Company.*

EQUITY HISTORY OF THE COMPANY

Table 4 lists the equity history of the Company since the incorporation of the Company up to March 31, 2024.

TABLE 4 EQUITY HISTORY OF THE COMPANY SINCE INCORPORATION OF THE COMPANY UPTO MARCH 31, 2024

Date/ Financial Year	Particulars	Issued	Cancelled/ Extinguished	Cumulative
24-Feb-1984	Issue to promoters	200	-	200
22-Nov-1984	Issue to promoters	243,300	-	243,500
14-Jun-1986	Issue to promoters	6,500	-	250,000
09-Aug-1986	Issue to public	1,116,250	-	1,366,250
30-Sep-1988	Forfeiture of 100 shares	-	100	1,366,150
09-Aug-1989	Rights Issue	819,750	-	2,185,900
16-Dec-1991	Bonus Issue (1:2)	1,092,950	-	3,278,850
17-Jan-1993	Bonus Issue (1:1)	3,278,850	-	6,557,700
10-May-1994	Bonus Issue (2:1)	13,115,400	-	19,673,100
10-May-1994	Issue to promoters	2,250,000	-	21,923,100
26-Jul-1994	GDRs underlying equity shares	4,301,276	-	26,224,176
29-Sep-1995	Standard Equity Fund Limited on Merger	263,062	-	26,487,238
30-Jan-2001	Cheminor Drugs Limited shareholders on merger	5,142,942	-	31,630,180
30-Jan-2001	Cancellation of shares held in Cheminor Drugs Limited on merger	-	41,400	31,588,780
11-Apr-2001	ADR underlying equity shares	6,612,500	-	38,201,280
09-Jul-2001	GDR conversion into ADR	-	-	38,201,280
24-Sep-2001	American Remedies Limited shareholders on merger	56,694	-	38,257,974
25-Oct-2001	Sub-division of one equity share of ₹ 10/- into two equity shares of ₹ 5/- each		-	76,515,948
2004-2005	Allotment pursuant to exercise of stock options	3,001	-	76,518,949
2005-2006	Allotment pursuant to exercise of stock options	175,621	-	76,694,570
2006-2007	Allotment pursuant to exercise of stock options	63,232	-	76,757,802
30-Aug-2006	Bonus Issue (1:1)	76,757,802	-	153,515,604
22-Nov-2006	ADR underlying equity shares	12,500,000	-	166,015,604
29-Nov-2006	ADR underlying equity shares (green shoe option)	1,800,000	-	167,815,604
2006-2007	Allotment pursuant to exercise of stock options	96,576	-	167,912,180
2007-2008	Allotment pursuant to exercise of stock options	260,566	-	168,172,746
2008-09	Allotment pursuant to exercise of stock options	296,031	-	168,468,777
2009-10	Allotment pursuant to exercise of stock options	376,608	-	168,845,385
2010-11	Allotment pursuant to exercise of stock options	407,347	-	169,252,732
2011-12	Allotment pursuant to exercise of stock options	307,614	-	169,560,346
2012-13	Allotment pursuant to exercise of stock options	276,129	-	169,836,475
2013-14	Allotment pursuant to exercise of stock options	272,393	-	170,108,868
2014-15	Allotment pursuant to exercise of stock options	272,306	-	170,381,174
2015-16	Allotment pursuant to exercise of stock options	226,479	-	170,607,653
2016-17	Buy-back of equity shares	-	5,077,504	165,530,149
	Allotment pursuant to exercise of stock options	211,564	-	165,741,713
2017-18	Allotment pursuant to exercise of stock options	169,194	-	165,910,907
2018-19	Allotment pursuant to exercise of stock options	155,041	-	166,065,948
2019-20	Allotment pursuant to exercise of stock options	106,134	-	166,172,082
2020-21	Allotment pursuant to exercise of stock options	129,149	-	166,301,231
2021-22	Allotment pursuant to exercise of stock options	124,618	-	166,425,849
2022-23	Allotment pursuant to exercise of stock options	102,027	-	166,527,876
2023-24	Allotment pursuant to exercise of stock options	290,390	-	166,818,266

STOCK DATA

Table 5 gives the monthly high/low and the total number of shares/ADRs traded on a monthly basis in the BSE, NSE and the NYSE during FY2024.

MONTH	BSE			NSE			NYSE		
	HIGH (₹)	LOW (₹)	NO. OF SHARES	HIGH (₹)	LOW (₹)	NO. OF SHARES	HIGH (US$)	LOW (US$)	NO. OF ADRs[1]
Apr-23	4,939.00	4,602.40	187,795	4,940.00	4,598.10	6,005,783	60.73	56.81	4,586,117
May-23	4,987.00	4,383.40	254,386	4,989.00	4,384.05	10,235,657	61.40	53.12	6,230,851
Jun-23	5,173.60	4,501.05	254,526	5,174.95	4,501.05	8,736,571	63.32	55.69	4,257,083
Jul-23	5,660.00	5,042.65	354,066	5,660.40	5,076.25	9,537,669	68.92	61.60	4,005,604
Aug-23	5,986.20	5,557.60	554,314	5,989.70	5,590.00	13,804,856	73.17	67.85	8,955,535
Sep-23	5,845.00	5,412.00	266,213	5,842.85	5,411.00	7,601,836	70.29	65.27	4,989,557
Oct-23	5,692.00	5,212.10	432,025	5,694.75	5,205.55	7,669,126	68.12	64.09	5,672,963
Nov-23	5,798.95	5,246.80	309,175	5,800.00	5,247.10	8,272,387	70.03	63.72	4,737,806
Dec-23	5,889.90	5,371.75	342,676	5,890.80	5,370.00	10,619,118	70.04	64.50	6,263,641
Jan-24	6,137.45	5,523.45	333,968	6,137.50	5,520.65	9,190,895	73.60	67.16	4,394,057
Feb-24	6,505.50	5,952.55	188,728	6,505.90	5,950.10	8,505,877	77.72	71.36	4,167,139
Mar-24	6,471.00	6,022.00	408,160	6,473.00	6,023.20	5,909,782	77.29	72.06	3,607,199

[1] *One ADR is equal to one equity share.*

There was no trading in the Company's ADRs on NSE IFSC except 20 ADRs were traded on December 9, 2020.

Chart 1 Movement of the Company's share price on NSE vis-à-vis NIFTY 50 Index during FY2024

CHART 1 MOVEMENT OF THE COMPANY'S SHARE PRICE ON NSE AND NIFTY 50 INDEX


140.00
130.00
120.00
110.00
100.00
90.00
Apr-23
May-23
Jun-23
Jul-23
Aug-23
Sep-23
Oct-23
Nov-23
Dec-23
Jan-24
Feb-24
Mar-24
Dr. Reddy's Share Price
Nifty 50 Index

Notes:

1. *All values are indexed to 100 as on April 1, 2023.*
2. *Nifty 50 is a benchmark Indian stock market index that represents the weighted average of 50 of the largest Indian Companies listed on the National Stock Exchange.*

Chart 2 Movement of Company's ADR price on NYSE vis-à-vis S&P Global 1200 ADR Index during FY2024

CHART 2 MOVEMENT OF THE COMPANY'S ADR PRICES AND S&P GLOBAL 1200 ADR INDEX


140.00
130.00
120.00
110.00
100.00
90.00
Apr-23
May-23
Jun-23
Jul-23
Aug-23
Sep-23
Oct-23
Nov-23
Dec-23
Jan-24
Feb-24
Mar-24
Dr. Reddy's Share Price
S&P Global 1200 ADR Index

Notes:

1. *All values are indexed to 100 as on April 1, 2023.*
2. *The S&P Global 1200 ADR Index is based on the non-US stocks comprising the S&P Global 1200 traded in the US exchanges. For details of the methodology used to compute this index please visit www.adr.com and www.spglobal.com.*

Chart 3 Premium in percent on Company's ADR traded on NYSE compared to the share price on NSE during FY2024.

CHART 3 PREMIUM IN PERCENT ON COMPANY'S ADR TRADED ON NYSE VERSUS SHARE PRICE ON NSE


40
30
20
10
0
-10
-20
-30
-40
-50
Apr-23
May-23
Jun-23
Jul-23
Aug-23
Sep-23
Oct-23
Nov-23
Dec-23
Jan-24
Feb-24
Mar-24

Note: *Premium has been calculated on a daily basis using RBI reference exchange rate.*

TABLE 6 DISTRIBUTION OF SHAREHOLDING

CATEGORY	AS ON MARCH 31, 2024		AS ON MARCH 31, 2023		% CHANGE
	NO. OF SHARES	% OF TOTAL	NO. OF SHARES	% OF TOTAL	
Promoters' Holding[1]					
- Individuals	10,115,820	6.06	10,115,820	6.07	-0.01
- Trust	34,345,308	20.59	34,345,308	20.62	-0.03
Sub-total (A)	**44,461,128**	**26.65**	**44,461,128**	**26.69**	**-0.04**
- Insurance companies and Indian financial institutions	12,883,093	7.72	21,630,204	12.99	-5.27
- Banks	117,030	0.07	26,654	0.02	0.05
- Mutual funds/UTI	13,274,173	7.96	16,437,867	9.87	-1.91
Foreign holdings					
- Foreign institutional investors/ foreign portfolio investors/ foreign companies	48,820,458	29.27	45,561,917	27.36	1.91
- Non-resident Indians	1,601,807	0.96	1,509,131	0.91	0.05
- ADRs	25,608,057	15.35	18,822,189	11.30	4.05
- Foreign nationals	2,779	0.00	2,394	0.00	0.00
Sub-total (B)	**102,307,397**	**61.33**	**103,990,356**	**62.45**	**-1.12**
Indian public, corporates and others[2] (C)	20,049,741	12.02	18,076,392	10.85	1.17
Total (A+B+C)	**166,818,266**	**100.00**	**166,527,876**	**100.00**	**0.00**

[1] *Change in percentage are due to ESOP allotment*

[2] *Others includes of Alternative Investment Funds, Trusts, Clearing Members, Unclaimed Suspense Account, IEPF Authority and ESOS Trust.*

TABLE 7 DISTRIBUTION OF EQUITY SHAREHOLDING ACCORDING TO OWNERSHIP AS ON MARCH 31, 2024

SHARES HELD	NUMBER OF SHAREHOLDERS	% OF SHAREHOLDING	NUMBER OF SHARES HELD	% OF SHAREHOLDING
1 – 5,000	263,706	99.55	13,483,306	8.08
5,001 – 10,000	463	0.17	3,246,392	1.95
10,001 – 20,000	264	0.10	3,757,070	2.25
20,001 – 30,000	95	0.04	2,367,517	1.42
30,001 – 40,000	57	0.02	1,979,912	1.19
40,001 – 50,000	42	0.02	1,905,811	1.14
50,001 – 100,000	115	0.04	8,372,726	5.02
100,001 & above	155	0.06	106,097,475	63.60
Total (excluding ADRs)	**264,897**	**100.00**	**141,210,209**	**84.65**
Equity shares underlying ADRs[1]	1	0.00	25,608,057	15.35
Total	**264,898**	**100.00**	**166,818,266**	**100.00**

[1] *Held by beneficial owners outside India*

GENERAL BODY MEETINGS

TABLE 8 DETAILS OF THE LAST THREE ANNUAL GENERAL MEETINGS AND BUSINESS TRANSACTED THROUGH SPECIAL RESOLUTIONS, IF ANY

YEAR	DATE AND TIME	LOCATION	SPECIAL RESOLUTION(S) PASSED
2020-21	July 28, 2021 at 9.00 am (IST)	Video conferencing (VC)/Other Audio Visual means (OAVM)	No special resolutions passed
2021-22	July 29, 2022 at 9.00 am (IST)	Video conferencing (VC)/Other Audio Visual means (OAVM)	No special resolutions passed
2022-23	July 27, 2023 at 10.00 am (IST)	Video conferencing (VC)/Other Audio Visual means (OAVM)	• Appointment of Dr. Claudio Albrecht as an Independent Director • Re-appointment of Mr. Leo Puri as an Independent Director • Re-appointment of Ms. Shikha Sharma as an Independent Director

POSTAL BALLOT DETAILS

During FY2024, the Company has conducted Postal Ballot process for the appointment of Dr. Alpna Hansraj Seth (DIN: 01183914) and Mr. Sanjiv Soshil Mehta (DIN: 06699923), as an Independent Director of the Company, in terms of Section 149 of the Companies Act, 2013 ("Act").

CS Mrs. Kanchan Sharma, and Mr. Atul Mehta, Partner, M/s. Mehta & Mehta, Company Secretary in Practice, was appointed as the Scrutinizer to conduct the aforesaid Postal Ballot process in a fair and transparent manner. The Company had provided the facility of voting through electronic means. The procedure of Postal Ballot, as contained in the respective Postal Ballot Notices, is available on the Company's website at https://www.drreddys.com/investor#investor-services.

Table 9 gives voting details of special resolutions passed through postal ballot during FY2024.

TABLE 9 POSTAL BALLOT DETAILS

SPECIAL RESOLUTION PASSED	VOTING DETAILS						
	NUMBER OF SHARES	NUMBER OF VOTES POLLED	VOTES CAST IN FAVOUR		VOTES CAST AGAINST		DATE OF PASSING OF RESOLUTION
			NUMBER OF VOTES	%	NUMBER OF VOTES	%	
Appointment of Dr. Alpna Hansraj Seth (DIN: 01183914) as an Independent Director	166,784,764	132,107,953	131,601,358	99.62	506,595	0.38	November 15, 2023
Appointment of Mr. Sanjiv Soshil Mehta (DIN: 06699923) as an Independent Director	166,809,397	132,612,492	132,296,356	99.76	316,136	0.24	February 14, 2024

Further, there is no immediate proposal for passing any resolution through Postal Ballot process.

DIVIDEND HISTORY

Chart 4 shows the dividend history of the Company from the FY2014 to FY2024.

CHART 4 DIVIDEND HISTORY FY2014-FY2024 (%)

For FY2024 – last year details repeated, will be changed basis Board recommendation


FY2024[1] 800%
FY2023 800%
FY2022 600%
FY2021 500%
FY2020 500%
FY2019 400%
FY2018 400%
FY2017 400%
FY2016 400%
FY2015 400%
FY2014 360%

[1] *Dividend recommended by the Board for approval of the members at the ensuing 40th AGM.*

NOMINATION FACILITY

In view of the SEBI Circular dated November 3, 2021 read with Circulars dated December 14, 2021 and March 16, 2023, as amended, members holding shares in physical form are requested to submit their Nomination details by sending a duly filled and signed Form SH-13 and Form SH-14 to the RTA. Further, Form ISR-3 shall be submitted by the members for opting out/ cancellation of Nomination.

Table 10 gives the details of forms which are available on the Company's website: https://www.drreddys.com/investors/governance/code-of-businessconductand-ethics-cobe/#investorservices#investor-handbook

EXCHANGE OF SHARE CERTIFICATES

Standard Equity Fund Limited (SEFL), Cheminor Drugs Limited (CDL) and American Remedies Limited (ARL) merged with Dr. Reddy's Laboratories Limited in the years 1995, 2000 and 2001, respectively. Also, during the year 2001, the Company sub-divided the face value of its equity shares of ₹ 10/- into ₹ 5/-. Hence, the share certificates of the above three companies and old share certificates of ₹ 10/- face value are no longer valid.

Shareholders who are still holding the share certificates of the above three companies or of ₹ 10/- face value, are requested to submit those share certificates along with their demat account details including client master list, either to the Company or to the RTA. On receipt and verification of these share certificate(s), the shares will get credited to the demat account of the shareholders.

SIMPLIFIED NORMS FOR PROCESSING INVESTOR SERVICE REQUEST

Pursuant to the Regulation 40 of the SEBI Listing Regulations, as amended, the transfer, transmission and transposition of securities of listed companies held in physical form, shall be effected only in demat mode. Further, SEBI vide its Circular dated January 25, 2022, has clarified that listed companies shall issue the securities in dematerialized form only, while processing the service requests like issue of duplicate share certificate, claim from unclaimed suspense account, renewal/ exchange of share certificate, endorsement, sub-division/ splitting of securities certificate, consolidation of securities certificates/ folios, transmission and transposition. It was further clarified that listed entities/ RTAs shall now issue a Letter of Confirmation in lieu of the share certificate while processing any of the aforesaid investor service request.

In view of the above and also to eliminate all risks associated with physical shares and for ease of portfolio management, Members holding shares in physical form are requested to consider converting their holdings to demat mode and to furnish PAN, KYC and Nomination/ Opt out of Nomination, by submitting the prescribed forms by their registered email id to RTA at bsshyd@bigshareonline.com or by sending physical copy of the same to M/s. Bigshare Services Private Limited, 306, Right Wing, 3rd Floor, Amrutha Ville, Opp. Yashoda Hospital, Rajbhavan Road, Hyderabad 500 082.

Table 10 gives the details of forms which are also available on our website: https://www.drreddys.com/investors/governance/code-of-businessconductand-ethics-cobe/#investorservices#investor-handbook

TABLE 10 DETAILS OF FORMS

Sl. No	Particulars	Form No.
1	Request for registering PAN, KYC details or changes/ updation thereof	ISR-1
2	Confirmation of signature of shareholder by the Banker (in case of major mismatch in the signature of the shareholder)	ISR-2
3	Nomination Form	SH-13
4	Cancellation or Variation of Nomination	SH-14
5	Declaration form for opting out/ cancellation of Nomination	ISR-3
6	Request for issue of Duplicate Certificate and other Service Requests	ISR-4

SIMPLIFICATION OF PROCEDURE AND STANDARDIZATION OF FORMATS OF DOCUMENTS FOR TRANSMISSION OF SECURITIES AND ISSUE OF DUPLICATE SHARE CERTIFICATES

SEBI vide its Circular dated May 18, 2022, as amended, as an on-going measure to enhance ease of dealing in securities markets and with a view to make the transmission process more efficient and investor friendly, has simplified the procedure for transmission of securities.

Further, SEBI vide its Circular dated May 25, 2022, with a view to make issuance of duplicate securities more efficient and investor friendly, has laid down operational guidelines for processing investor's service request for the purpose of issuance of duplicate securities and notified the documents required to be submitted by security holder while requesting for issuance of duplicate securities.

The claimants are requested to follow the procedures and formats, as stated in the above circulars, for making any application for transmission or duplicate issue of shares.

Pursuant to the provisions of Section 46 of the Act, read with Rule 6(2)(a) of the Companies (Share Capital and Debentures) Rules, 2014, duplicate share certificates, in lieu of those that are lost or destroyed, should only be issued with the prior consent of the Board. Therefore, based on Circular no. 19/2014 dated June 12, 2014, issued by the Ministry of Corporate Affairs and consequent to delegation of power of issuing duplicate share certificates (Letter of Confirmation) by the Board of Directors to the Stakeholders' Relationship Committee, the Committee attends to such requests at regular intervals.

We periodically review the operations of our RTA. The number of shares transferred/ transmitted in physical form during the last two financial years are given in Table 11.

TABLE 11 SHARES TRANSMITTED IN PHYSICAL FORM

SHARES TRANSMITTED IN PHYSICAL FORM	FY2024	FY2023
Number of transmissions	9	15
Number of shares	664	15,174

DEMATERIALIZATION OF SHARES

The Company's shares can be held in demat mode through both the depositories in India: the National Securities Depository Limited (NSDL) and the Central Depository Services (India) Limited (CDSL).

SEBI has made it mandatory for the holders of physical securities to furnish PAN, KYC details and details of nomination.

Further, the physical shareholders are requested to ensure that their PAN is linked to Aadhar, if not already done, and to update KYC details in folio as soon as possible.

SEBI mandated that the security holders (holding securities in physical form), whose folio(s) do not have PAN or Choice of Nomination or Contact Details or Mobile Number or Bank Account Details or Specimen Signature updated, shall be eligible for any payment including dividend, interest or redemption in respect of such folios, only through electronic mode with effect from April 01, 2024, upon their furnishing all the aforesaid details in entirety.

Chart 5 gives the breakup of dematerialized shares and shares in physical form as on March 31, 2024, compared with March 31, 2023. Dematerialization of shares is done through RTA and the dematerialization process is generally completed within 10 days from the date of receipt of a valid dematerialization request along with the relevant documents.

CHART 5 BREAK UP OF SHARES IN ELECTRONIC AND PHYSICAL FORM AS ON MARCH 31, 2024 AND MARCH 31, 2023 (%)


0.27
0.22
3.09
4.09
96.64
95.69
Physical
Electronic - CDSL
Electronic - NSDL
2023
2024

SECRETARIAL AUDIT

Pursuant to Section 204 of the Act and corresponding Rule 9 of the Companies (Appointment and Remuneration of Managerial Personnel) Rules, 2014, secretarial audit for FY2024 was carried out by Mr. Makarand M. Joshi, Partner of M/s. Makarand M. Joshi & Co. (MMJC), Practicing Company Secretaries, Mumbai, India (certificate of practice no. 3662) having more than 24 years of experience. The Secretarial Audit Report forms a part of this Integrated Annual Report.

The Company has also obtained the annual Secretarial Compliance Report from Mr. Makarand M. Joshi, Partner of M/s. Makarand M. Joshi & Co. confirming compliances with all applicable SEBI Regulations, circulars and guidelines for the year ended March 31, 2024. This compliance was filed with the stock exchanges within prescribed time period and is also available on the websites of stock exchanges and the Company.

In addition to the above, for each quarter of FY2024, a qualified practicing Company secretary carried out the reconciliation of share capital audit to reconcile the total admitted share capital held with NSDL and CDSL and the total issued and listed share capital. The reports confirm that the total issued/paid-up share capital is in agreement with total number of shares in physical form and dematerialized form held with NSDL and CDSL.

OUTSTANDING ADRS AND THEIR IMPACT ON EQUITY SHARES

The Company's ADRs are traded in the US on New York Stock Exchange, Inc. (NYSE) under the ticker symbol 'RDY'. Each ADR is represented by one equity share. As on March 31, 2024, there were approximately 57 registered holders, 1,323 small bank & brokers and 33,972 beneficial shareholders of ADRs evidencing 25,608,057 ADRs.

QUERIES AND REQUESTS RECEIVED FROM SHAREHOLDERS IN FY2024

Table 12 gives details of the nature of shareholder queries received and replied to during FY2024. Pending requests as on March 31, 2024, were under process of statutory formalities and were subsequently attended to.

TABLE 12 SHAREHOLDER QUERIES AND REQUESTS RECEIVED AND REPLIED TO IN FY2024[1]

SL. NO.	NATURE	OPENING BALANCE	RECEIVED	REPLIED	CLOSING BALANCE
1	Change of Address	-	-	-	-
2	Request for revalidation and issue of duplicate dividend warrants	-	138	138	-
3	Request for sub-division of shares (Exchange)	1	24	25	-
4	Share transfers	-	-	-	-
5	Transmission of Shares	4	12	16	-
6	Split & Consolidation of Shares	-	-	-	-
7	Stop Transfer	-	-	-	-
8	Power of attorney registration	-	-	-	-
9	Change of bank mandate	-	-	-	-
10	Correction of name	-	-	-	-
11	Dematerialization of Shares	-	161	161	-
12	Issue of duplicate share certificates	1	69	70	-
13	Requests received from Shareholders	-	1,206	1,206	-
14	Complaints received through from Stock Exchanges / SEBI	-	10	10	-
15	Claim for unclaimed share certificates	-	78	78	-
16	Request for claim of shares from IEPF	-	39	39	-

[1] *The above table does not include shareholders' disputes, which are pending in various courts.*

DISCLOSURE ON LEGAL PROCEEDINGS PERTAINING TO SHARES

There are two pending cases relating to disputes over title of the shares of the Company, in which the Company has been made a party. However, these cases are not material in nature.

NATIONAL ELECTRONIC CLEARING SERVICE (NECS) FACILITY FOR REMITTANCE OF DIVIDEND ELECTRONICALLY

The Company provides the facility for remittance of dividend to shareholders through NECS. Under this facility, shareholders can receive dividend electronically by way of direct credit to their bank account. With this service, problems such as loss of dividend warrants during postal transit/fraudulent encashment are avoided. This also expedites the credit of dividend directly to the shareholder's account as compared to the payment through physical dividend warrant. Shareholders are advised to refer to the Investor Handbook on the Company's website, www.drreddys.com, for further details on this facility.

TRANSFER TO INVESTOR EDUCATION AND PROTECTION FUND (IEPF)

UNCLAIMED DIVIDENDS

Pursuant to Section 125 of the Act, unclaimed dividend amounts for the FY2016 amounting to ₹ 9.55 mn and has been transferred to the Investor Education and Protection Fund (IEPF) of the Government.

The dividend amounts for the FY2017 which have been unclaimed for seven years will be transferred to IEPF. Shareholders who have not claimed the dividend(s) amount are, therefore, requested to do so before they are statutorily transferred to the IEPF. **Table 13** gives the transfer dates in this regard.

The shareholders who have not cashed their dividend are requested to immediately approach Company's RTA, for making payment through electronic bank transfer. In cases, where bank details for making electronic payment are not available, or electronic payment instructions have failed or rejected by the bank, duplicate warrant(s)/demand draft(s) may be issued in lieu of the original warrant(s)/demand draft(s).

The information on unclaimed dividend/interest is available on the Company's website: www.drreddys.com.

TABLE 13 DATES OF TRANSFER OF UNCLAIMED DIVIDEND ON SHARES

FINANCIAL YEAR	TYPE OF PAYMENT	DATE OF DECLARATION/ PAYMENT	AMOUNT OUTSTANDING AS ON MARCH 31, 2024 (₹)	DUE FOR TRANSFER ON
2016-17	Final dividend	July 28, 2017	14,090,740.00	August 31, 2024
2017-18	Final dividend	July 27, 2018	12,406,680.00	August 30, 2025
2018-19	Final dividend	July 30, 2019	12,255,620.00	September 5, 2026
2019-20	Final dividend	July 30, 2020	10,111,311.52	August 31, 2027
2020-21	Final dividend	July 28, 2021	10,220,497.71	August 27, 2028
2021-22	Final dividend	July 29, 2022	12,414,652.00	August 28, 2029
2022-23	Final dividend	July 27, 2023	15,917,617.00	August 26, 2030

TRANSFER OF UNDERLYING SHARES TO IEPF

Pursuant to Section 124(6) of the Companies Act, 2013 read with Investor Education and Protection Fund Authority (Accounting, Audit, Transfer and Refund) Rules, 2016, as amended, all shares in respect of which dividend has not been paid or claimed for seven consecutive years or more shall be transferred to IEPF.

During the year, the Company has transferred (transmitted) 104,989 equity shares held under 759 folios to the IEPF, on which dividend has not been paid or claimed for seven consecutive years to IEPF. Before such transfer of shares to IEPF, the Company has sent individual notices at the latest available addresses of the shareholders, whose dividends are lying unpaid/ unclaimed for FY2016 along with subsequent seven consecutive years' dividend, advising them to claim the dividends and also published a notice in newspapers inviting the shareholders' attention to this matter.

The Company has sent reminder at latest available addresses of the shareholders, whose dividends are lying unpaid/ unclaimed, advising them to claim the dividends for FY2017 and subsequent years.

Shareholders who have not claimed/ encashed their dividends from FY2017 can write to the Company's RTA or at the registered office of the Company, for claiming the unclaimed/ unpaid dividends. If the shareholders do not claim the unpaid or unclaimed dividends for FY2017 and seven consecutive years before August 30, 2024, then the shares held by them with respect to such dividend are liable to be transferred to IEPF.

CLAIM FROM IEPF AUTHORITY

Members/ claimants whose shares and dividends have been transferred to the IEPF authority can claim the same by making an application to the IEPF authority by filing Form IEPF-5 (available at www.iepf.gov.in) and sending duly signed physical copy of the same to the Company at its Registered Office along with requisite documents as prescribed in the instruction kit of e-Form IEPF-5. No claims shall lie against the Company in respect of the dividends/ shares so transferred.

DEALING WITH SECURITIES WHICH HAVE REMAINED UNCLAIMED

Pursuant to Regulation 39(4) of the SEBI Listing Regulations, read with Schedule VI of the said Regulations, the Company has dematerialized shares which have been returned undelivered by postal authorities and shares lying unclaimed after sub-division. The dematerialized shares are held in an 'Unclaimed Suspense Account' opened with a depositary participant associated with NSDL.

Any corporate benefits accruing on such shares, viz. bonus shares, split etc., shall also be credited to an unclaimed suspense account, for a period of seven years and thereafter shall be transferred by the Company to IEPF, in accordance with provisions of Section 124(5) and (6) of the Companies Act, 2013 and Rules made thereunder.

Table 14 gives the details of the unclaimed shares as on March 31, 2024, held by the Company. The voting rights on such unclaimed shares shall remain frozen till the rightful owner claims these shares.

TABLE 14 UNCLAIMED SHARES AS ON MARCH 31, 2024

SL. NO.	PARTICULARS	NO. OF FOLIOS	NO. OF SHARES
i.	No. of shareholders and the outstanding no. of unclaimed shares at the beginning of the year	2,096	341,439
ii.	No. of shareholders who approached to claim the unclaimed shares during the year	78	11,837
iii.	No. of shareholders who claimed and were given the unclaimed shares during the year	78	11,837
iv.	No. of shareholders whose shares transferred to IEPF	637	87,728
v.	Aggregate no. of shareholders and the outstanding no. of unclaimed shares at the end of the year	1,381	241,874

NON-COMPLIANCE ON MATTERS RELATING TO CAPITAL MARKETS

There has been no instance of non-compliance by the Company on matters relating to capital markets for the last three years

COMMODITY PRICE RISK OR FOREIGN EXCHANGE RISK

Appropriate disclosure on commodity price or foreign exchange risk and hedging activities is given in note 2.29 of the notes to the standalone financial statement.

INFORMATION ON DIRECTOR PROPOSED FOR RE-APPOINTMENT/ APPOINTMENT/ CONTINUATION

This information is given in the chapter on Corporate Governance and Notice of 40th AGM, forming part of this Report.

QUERIES AT ANNUAL GENERAL MEETING

Shareholders desiring any information with regard to the financial statements are requested to write to the Company at e-mail ID: shares@drreddys.com at an early date so as to enable the management to keep the information ready. The queries relating to operational and financial performance may be raised at the AGM.

PROCEDURE FOR CONVENING AN EXTRAORDINARY GENERAL MEETING

Pursuant to the provisions of Section 100 of the Companies Act, 2013, the Companies (Management and Administration) Rules, 2014 and Secretarial Standard on General Meeting (SS-2), an extraordinary general meeting (EGM) of the Company may be called by a requisition made by shareholders, either in writing or through electronic mode, at least 21 clear days prior to the proposed date of such a meeting. Such a requisition, signed by the requisitionists, shall set out the matters of consideration for which the meeting is to be called and it shall be sent to the registered office of the Company.

Shareholders entitled to make requisition for an EGM regarding any matter, shall be those who hold not less than one-tenth of the paid-up share capital of the Company on the date of receipt of the requisition.

PROCEDURE FOR NOMINATING A DIRECTOR ON THE BOARD

Pursuant to Section 160 of the Companies Act, 2013, any person, or some shareholders intending to propose such person for appointment as a director of the Company, shall deposit a signed notice signifying his/ her candidature to the office of a director, at the registered office of the Company, not less than 14 days before the shareholders' meeting.

All directors' nominations are considered by the Nomination, Governance and Compensation Committee of the Company's Board of directors, which entirely consists of Independent Directors.

INFORMATION ON MEMORANDUM AND ARTICLES OF ASSOCIATION

The Company's Memorandum of Association and Articles of Association are available on its website: www.drreddys.com.

INVESTOR HANDBOOK/ SHAREHOLDER SERVICES

Please refer to the Investor Handbook on the Company's website: www.drreddys.com, for rights of shareholders, procedures related to dematerialization/transmission of shares, nomination in respect of shareholding, change of address, unclaimed/ unpaid dividend, shares underlying unpaid/ unclaimed dividend, refund from IEPF, loss/ misplacement of certificate(s), sub-division of shares, share certificates of amalgamated companies, power of attorney, registration of e-mail ID and registration of PAN/ Bank details, and for necessary compliances under the SEBI Circular.

CERTIFICATE FROM THE COMPANY SECRETARY

I, K Randhir Singh, Company Secretary and Compliance officer of Dr. Reddy's Laboratories Limited, hereby confirm that as on date of this certificate, the Company has:

a) Complied with the provisions of rules and regulations framed by the Securities and Exchange Board of India; the Companies Act, 2013 (the "Act"), as amended and other statutory laws as may be applicable on the Company and effective as on date.

b) Maintained all books of account and statutory registers prescribed under the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015 (the "Listing Regulations"); the Act and other applicable statutory laws.

c) Filed all forms and returns and furnished all necessary particulars to the Stock Exchanges; Registrar of Companies; and/ or other Statutory Authorities, as may be required under the SEBI Listing Regulations, the Act and other applicable statutory laws.

d) Conducted the Board Meetings, Shareholders' meeting and postal ballot as per the SEBI Listing Regulations, the Act, Secretarial Standards (issued by the Institute of Company Secretaries of India) and other applicable statutory laws; and the minutes thereof were properly recorded in the respective minutes books.

e) Effected share transfers or transmissions and dispatched the certificates, wherever applicable, within the time limit prescribed by various Statutory Authorities.

f) Not exceeded the borrowing or investment limits as prescribed under the applicable laws.

g) Paid dividend to the shareholders, transferred the unpaid dividends and the underlying shares in respect of which dividend has remained unpaid or unclaimed for seven consecutive years to the Investor Education and Protection Fund (IEPF) within the time limit and has also complied with the provisions of the IEPF Authority (Accounting, Audit, Transfer and Refund) Rules, 2016, as amended.

The certificate is given by the undersigned according to the best of his knowledge and belief and based on the available information and records, knowing that on the faith and strength of what is stated above, full reliance will be placed on it by the shareholders of the Company.

K Randhir Singh
Company Secretary, Compliance Officer and Head-CSR

Place: Hyderabad
Date: May 7, 2024

PLANT/FACILITY LOCATIONS OUTSIDE INDIA

ACTIVE PHARMACEUTICAL INGREDIENTS (API) FACILITIES

API CUERNAVACA PLANT
Industrias Quimicas Falcon De Mexico S.A. de C.V., Carretera Federal Cuernavaca-Cuautla KM 4.5 CIVAC, Jiutepec Morelos, Mexico 62578

API MIRFIELD PLANT
Dr. Reddy's Laboratories (EU) Limited Steanard Lane, Mirfield, West Yorkshire, WF 14, 8HZ, United Kingdom

API MIDDLEBURGH PLANT
Dr. Reddy's Laboratories New York Inc. 1974 Route 145, P.O. Box 500, Middleburgh, New York 12122, USA

FORMULATIONS MANUFACTURING FACILITIES

FORMULATIONS SHREVEPORT PLANT
Dr. Reddy's Laboratories Louisiana LLC 8800 Line Avenue, Shreveport, Louisiana 7110-6717, USA

KUNSHAN ROTAM REDDY PHARMACEUTICAL CO. LIMITED
No. 258, Huang Pu Jiang (M) Road, Kunshan Development Zone, Jiangsu Province, P. R. China, Pin: 215 300

RESEARCH AND DEVELOPMENT FACILITIES

TECHNOLOGY DEVELOPMENT CENTRE, CAMBRIDGE
Dr. Reddy's Laboratories (EU) Limited 410 Cambridge Science Park, Milton Road, Cambridge CB4 0PE, United Kingdom.

AURIGENE DISCOVERY TECHNOLOGIES, (MALAYSIA) SDN BHD
Level 2, Research Management & Innovation Complex, University of Malaya, Lembah Pantai 50603 Kuala Lumpur, Malaysia

PLANT/ FACILITY LOCATIONS IN INDIA

ACTIVE PHARMACEUTICAL INGREDIENTS (API) FACILITIES

CTO 1 - API HYDERABAD PLANT
Plot No. 137, 138, 145 & 146, S.V. Co-operative Industrial Estate, IDA Bollaram, Jinnaram Mandal, Sangareddy District, Telangana, Pin: 502 325

CTO 2 - API HYDERABAD PLANT
Plot No. 75A, 75B, 105, 110, 111, 112 & 121/3, S.V. Co-operative Industrial Estate, IDA Bollaram, Jinnaram Mandal, Sangareddy District, Telangana, Pin: 502 325

CTO 3 - API HYDERABAD PLANT
Plot No. 116, S.V. Co-operative Industrial Estate, IDA Bollaram, Jinnaram Mandal, Sangareddy District, Telangana, Pin: 502 325

CTO 5 - API NALGONDA PLANT
Peddadevulapally, Tripuraram Mandal, Nalgonda District, Telangana, Pin: 508 207

CTO 6 - API SRIKAKULAM PLANT
Survey No. 5 to 9 & Plot No. 5/1, 5/2, 5/3 & 5/4, APIIC, IDA Pydibheemavaram, Ransthalam Mandal, Srikakulam District, Andhra Pradesh, Pin: 532 409

CTO SEZ - API SRIKAKULAM PLANT (SEZ)
Pu1 & Developer Sector No. 28 & 34, Devunipalavalasa Village, Ranastalam Mandal, Srikakulam District, Andhra Pradesh, Pin: 532 409

FORMULATIONS MANUFACTURING FACILITIES

FTO 2 - FORMULATIONS HYDERABAD PLANT
Survey No. 42, 43, 44P, 45, 46P, 53, 54 & 83, Bachupally Village & Mandal, Medchal-Malkajgiri District, Telangana, Pin: 500 090

FTO 3 - FORMULATIONS HYDERABAD PLANT
Survey No. 41, Bachupally Village & Mandal, Medchal-Malkajgiri District, Telangana, Pin: 500 090

FTO 6 - FORMULATIONS BADDI PLANT
Village Khol, PO - Bhud, Baddi, Nalagarh Road, Tehsil Nalagarh, Solan District, Himachal Pradesh, Pin: 173 205

FTO 7 - FORMULATIONS DUVADDA PLANT
Plot No. P1-P9, Phase III, Duvvada, VSEZ, Visakhapatnam, Andhra Pradesh, Pin: 530 046

FTO 8 - FORMULATIONS BADDI PLANT
Village Mauja Thana, PO - Bhud, Baddi, Nalagarh Baddi Road, Tehsil Nalagarh, Solan District, Himachal Pradesh, Pin: 173 205

FTO 9 - FORMULATIONS DUVADDA PLANT
Plot No. Q1 to Q5, Phase III, Duvvada, VSEZ, Visakhapatnam, Andhra Pradesh, Pin: 530 046

FTO SEZ PU 1 - FORMULATIONS SRIKAKULAM PLANT
Sector No. 9-14 & 17-20, Devunipalavalasa Village, Ranastalam Mandal, Srikakulam District, Andhra Pradesh, Pin: 532 409

FTO SEZ PU 2 - FORMULATIONS SRIKAKULAM PLANT
Sector No. 70, 71 & 73, Devunipalavalasa Village, Ranastalam Mandal, Srikakulam District, Andhra Pradesh, Pin: 532 409

FTO 11 - FORMULATIONS SRIKAKULAM PLANT
Survey No 30, 31 and Part of 28,32,33,34,39, APIIC Industrial EstatePark, Pydibheemavaram Village, Ranasthalam Mandal, Srikakulam District, Andhra Pradesh, Pin: 532 409

FTO 12 - FORMULATIONS BADDI PLANT
Village Kunjhal, PO - Barotiwala, Baddi, Tehsil Nalagarh Road, Solan District, Himachal Pradesh, Pin: 174 103

BIOLOGICS
Survey No. 44 (part) & 47, Bachupally Village & Mandal, Medchal-Malkajgiri District, Telangana, Pin: 500 090

DFL 1
Survey No. Part of 37, APIIC Industrial Park, Pydibhimavaram Village, Ranasthalam Mandal, Srikakulam, Andhra Pradesh, Pin: 532 409

RESEARCH AND DEVELOPMENT FACILITIES IN INDIA

INTEGRATED PRODUCT DEVELOPMENT ORGANISATION (IPDO)
Survey No. 42, 45, 46 & 54 Bachupally Village & Mandal, Medchal-Malkajgiri District, Telangana, Pin: 500 090

FTO 1 - IPDO PILOT PLANT
Plot No.137,138,145 & 146 S.V. Co-operative Industrial Estate, Bollaram(V), Jinnaram Mandal, Sanga Reddy District, Telangana, Pin : 502325

TECHNOLOGY DEVELOPMENT CENTRE 2
Plot 31A, IDA, Jeedimetla, Hyderabad, Telangana, Pin: 500 050

AURIGENE ONCOLOGY LIMITED (FORMERLY AURIGENE DISCOVERY TECHNOLOGIES LIMITED), BENGALURU
39-40, KIADB Industrial Area, Electronic City Phase II, Hosur Road, Bengaluru, Karnataka, Pin: 560 100

AURIGENE PHARMACEUTICAL SERVICES LIMITED, HYDERABAD
Bollaram Road, Miyapur, Hyderabad, Telangana, Pin: 500 049

AURIGENE PHARMACEUTICAL SERVICES LIMITED, BENGALURU
39-40, KIADB Industrial Area, Electronic City Phase II, Hosur Road, Bengaluru, Karnataka, Pin: 560 100

FINANCIAL STATEMENTS



Independent Auditor's Report

To the Members of Dr. Reddy's Laboratories Limited

Report on the Audit of the Standalone Financial Statements

Opinion

We have audited the accompanying standalone financial statements of Dr. Reddy's Laboratories Limited ("the Company"), which comprise the Balance sheet as at March 31, 2024, the Statement of Profit and Loss, including the statement of Other Comprehensive Income, the Cash Flow Statement and the Statement of Changes in Equity for the year then ended, and notes to the standalone financial statements, including a summary of material accounting policies and other explanatory information.

In our opinion and to the best of our information and according to the explanations given to us, the aforesaid standalone financial statements give the information required by the Companies Act, 2013, as amended ("the Act") in the manner so required and give a true and fair view in conformity with the accounting principles generally accepted in India, of the state of affairs of the Company as at March 31, 2024, its profit including other comprehensive income, its cash flows and the changes in equity for the year ended on that date.

Basis for Opinion

We conducted our audit of the standalone financial statements in accordance with the Standards on Auditing (SAs), as specified under section 143(10) of the Act. Our responsibilities under those Standards are further described in the 'Auditor's Responsibilities for the Audit of the Standalone Financial Statements' section of our report. We are independent of the Company in accordance with the 'Code of Ethics' issued by the Institute of Chartered Accountants of India together with the ethical requirements that are relevant to our audit of the financial statements under the provisions of the Act and the Rules thereunder, and we have fulfilled our other ethical responsibilities in accordance with these requirements and the Code of Ethics. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion on the standalone financial statements.

Key Audit Matters

Key audit matters are those matters that, in our professional judgment, were of most significance in our audit of the standalone financial statements for the financial year ended March 31, 2024. These matters were addressed in the context of our audit of the standalone financial statements as a whole, and in forming our opinion thereon, and we do not provide a separate opinion on these matters. For each matter below, our description of how our audit addressed the matter is provided in that context.

We have determined the matters described below to be the key audit matters to be communicated in our report. We have fulfilled the responsibilities described in the Auditor's responsibilities for the audit of the standalone financial statements section of our report, including in relation to these matters. Accordingly, our audit included the performance of procedures designed to respond to our assessment of the risks of material misstatement of the standalone financial statements. The results of our audit procedures, including the procedures performed to address the matters below, provide the basis for our audit opinion on the accompanying standalone financial statements.

Key audit matters	How our audit addressed the key audit matter
Contingencies, including litigations *(as described in note 1.3(l) of the material accounting policies, and note 2.30 (A) containing details of contingencies in the standalone financial statements)*	
The Company is involved in disputes, lawsuits, claims, anti-trust, governmental and / or regulatory inspections, inquiries, investigations and proceedings, including patent and commercial matters that arise from time to time in the ordinary course of business. The Company recognizes a liability for those legal contingencies for which it has a possible or a present obligation that can be estimated reliably, and it is probable that an outflow of economic benefits will be required to settle the obligation. The Company assisted by their internal and external legal counsel assesses the need to make	Our audit procedures, among others included the following: • We evaluated the design and tested the operating effectiveness of controls relating to completeness, valuation, presentation and disclosure of legal contingencies. • To test the Company's contingencies, our substantive audit procedures included, among others, testing the completeness of the contingencies subject to evaluation by the Company through review of minutes of board meetings and evaluation of legal expenses.

Key audit matters	How our audit addressed the key audit matter
provision or disclose the need to make provision or discloses information with respect to the nature and facts of the case. This area is significant to our audit, since auditing management's determination of whether a loss for a contingency are probable and reasonably estimable, reasonably possible or remote, and the related disclosures, is highly subjective and requires significant judgment.	• We also evaluated the Company's analysis of its assessment of the probability of outcome for each material contingency through inspection of responses to inquiry letters sent to external legal counsel, discussions with internal counsel, as well as external legal counsel, when deemed necessary, to confirm our understanding of the allegations and potential outcomes and obtaining written representations from executives of the Company. • We also evaluated the adequacy of Company's disclosures in relation to these matters.
Returns, discounts and other deductions in Revenue *(as described in note 1.3(m) of the material accounting policies of standalone financial statements and note 2.13 of the standalone financial statements)*	

Revenue is recognised net of accrual for sales returns and discounts etc. The estimates relating to these accruals are important given the significance of revenue and also considering the distinctive terms of arrangement with customers. These estimates are complex and requires significant judgement and estimation by the Company for establishing an appropriate accrual. Accuracy of revenues may deviate on account of change in judgements and estimates. Accordingly, the same has been considered as a key audit matter.	Our audit procedures, among others included the following:
	
	• We obtained an understanding, evaluated the design and tested the operating effectiveness of internal controls over the sales deduction processes.
	
	• We also tested management's controls over the methods for making estimates, data and assumptions of the estimates used to calculate the sales deductions.
	
	• We tested management's estimated sales deductions and obtained management's calculations for the respective estimates. We tested management's estimates over the determination of sales deductions. accruals by comparing the rates used in management's estimate to rates in the underlying contracts and historical sales deductions data.
	
	• We compared the assumptions to contracted prices and discounts, allowances and returns, as applicable to current payment trends.
	
	• We also considered the historical accuracy of the management's estimates in prior years and assessed the estimated amounts, we evaluated trends in actual sales and discount accrual balances.
	
	• We also tested the underlying data used in management's calculations for accuracy and completeness and verified source data supporting the historical sales and sales returns levels and volume discounts settled during the period.
	
	• We tested recording of revenue in appropriate period which included the following procedures:
	  • Performed trend analysis over sales levels as compared to previous periods;
	  • Verified sample sales transactions near period-end.
	
	• We also evaluated the adequacy of Company's disclosures in relation to these matters

Other Information

The Company's Board of Directors is responsible for the other information. The other information comprises the Statutory reports, Management discussion and analysis, corporate governance and Board's report included in the Annual report, which we obtained prior to the date of this auditor's report, and Corporate Overview and letter from Chairman and Co-Chairman included in the Annual report, which is expected to be made available to us after that date. The other information does not include the standalone financial statements and our auditor's report thereon.

Our opinion on the standalone financial statements does not cover the other information and we do not express any form of assurance conclusion thereon.

In connection with our audit of the standalone financial statements, our responsibility is to read the other information and, in doing so, consider whether such other information is materially inconsistent with the financial statements or our knowledge obtained in the audit or otherwise appears to be materially misstated. If, based on the work we have performed, we conclude that there is a material misstatement of this other information, we are required to report that fact. We have nothing to report in this regard.

Responsibilities of Management and Those Charged with Governance for the Standalone Financial Statements

The Company's Board of Directors is responsible for the matters stated in section 134(5) of the Act with respect to the preparation of these standalone financial statements that give a true and fair view of the financial position, financial performance including other comprehensive income, cash flows and changes in equity of the Company in accordance with the accounting principles generally accepted in India, including the Indian Accounting Standards (Ind AS) specified under section 133 of the Act read with the Companies (Indian Accounting Standards) Rules, 2015, as amended. This responsibility also includes maintenance of adequate accounting records in accordance with the provisions of the Act for safeguarding of the assets of the Company and for preventing and detecting frauds and other irregularities; selection and application of appropriate accounting policies; making judgments and estimates that are reasonable and prudent; and the design, implementation and maintenance of adequate internal financial controls, that were operating effectively for ensuring the accuracy and completeness of the accounting records, relevant to the preparation and presentation of the standalone financial statements that give a true and fair view and are free from material misstatement, whether due to fraud or error.

In preparing the standalone financial statements, management and board of directors are responsible for assessing the Company's ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless management either intends to liquidate the Company or to cease operations, or has no realistic alternative but to do so.

Those charged with governance are also responsible for overseeing the Company's financial reporting process.

Auditor's Responsibilities for the Audit of the Standalone Financial Statements

Our objectives are to obtain reasonable assurance about whether the standalone financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with SAs will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these standalone financial statements.

As part of an audit in accordance with SAs, we exercise professional judgment and maintain professional skepticism throughout the audit. We also:

- Identify and assess the risks of material misstatement of the standalone financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.
- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances. Under section 143(3)(i) of the Act, we are also responsible for expressing our opinion on whether the Company has adequate internal financial controls with reference to financial statements in place and the operating effectiveness of such controls.
- Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by management.

- Conclude on the appropriateness of management's use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Company's ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor's report to the related disclosures in the financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor's report. However, future events or conditions may cause the Company to cease to continue as a going concern.
- Evaluate the overall presentation, structure and content of the standalone financial statements, including the disclosures, and whether the standalone financial statements represent the underlying transactions and events in a manner that achieves fair presentation.

We communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

We also provide those charged with governance with a statement that we have complied with relevant ethical requirements regarding independence, and to communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, related safeguards.

From the matters communicated with those charged with governance, we determine those matters that were of most significance in the audit of the standalone financial statements for the financial year ended March 31, 2024 and are therefore the key audit matters. We describe these matters in our auditor's report unless law or regulation precludes public disclosure about the matter or when, in extremely rare circumstances, we determine that a matter should not be communicated in our report because the adverse consequences of doing so would reasonably be expected to outweigh the public interest benefits of such communication.

Report on Other Legal and Regulatory Requirements

1. As required by the Companies (Auditor's Report) Order, 2020 ("the Order"), issued by the Central Government of India in terms of sub-section (11) of section 143 of the Act, we give in the "Annexure 1" a statement on the matters specified in paragraphs 3 and 4 of the Order.

2. As required by Section 143(3) of the Act, we report, to the extent applicable, that:

(a) We have sought and obtained all the information and explanations which to the best of our knowledge and belief were necessary for the purposes of our audit;

(b) In our opinion, proper books of account as required by law have been kept by the Company so far as it appears from our examination of those books;

(c) The Balance Sheet, the Statement of Profit and Loss including the Statement of Other Comprehensive Income, the Cash Flow Statement and Statement of Changes in Equity dealt with by this Report are in agreement with the books of account;

(d) In our opinion, the aforesaid standalone financial statements comply with the Accounting Standards specified under Section 133 of the Act, read with Companies (Indian Accounting Standards) Rules, 2015, as amended;

(e) On the basis of the written representations received from the directors as on March 31, 2024 taken on record by the Board of Directors, none of the directors is disqualified as on March 31, 2024 from being appointed as a director in terms of Section 164 (2) of the Act;

(f) With respect to the adequacy of the internal financial controls with reference to these standalone financial statements and the operating effectiveness of such controls, refer to our separate Report in "Annexure 2" to this report;

(g) In our opinion, the managerial remuneration for the year ended March 31, 2024 has been paid / provided by the Company to its directors in accordance with the provisions of section 197 read with Schedule V to the Act;

(h) With respect to the other matters to be included in the Auditor's Report in accordance with Rule 11 of the Companies (Audit and Auditors) Rules, 2014, as amended in our opinion and to the best of our information and according to the explanations given to us:

i. The Company has disclosed the impact of pending litigations on its financial position in its standalone financial statements – Refer Note 2.30(A) to the standalone financial statements;

ii. The Company has made provision, as required under the applicable law or accounting standards, for material foreseeable losses, if any, on long-term contracts including derivative contracts – Refer Note 2.28 to the standalone financial statements;

iii. There has been no delay in transferring amounts, required to be transferred, to the Investor Education and Protection Fund by the Company;

iv. a) The management has represented that, to the best of its knowledge and belief, no funds have been advanced or loaned or invested (either from borrowed funds or share premium or any other sources or kind of funds) by the Company to or in any other person(s) or entity(ies), including foreign entities ("Intermediaries"), with the understanding, whether recorded in writing or otherwise, that the Intermediary shall, whether, directly or indirectly lend or invest in other persons or entities identified in any manner whatsoever by or on behalf of the Company ("Ultimate Beneficiaries") or provide any guarantee, security or the like on behalf of the Ultimate Beneficiaries;

b) The management has represented that, to the best of its knowledge and belief, no funds have been received by the Company from any person(s) or entity(ies), including foreign entities ("Funding Parties"), with the understanding, whether recorded in writing or otherwise, that the Company shall, whether, directly or indirectly, lend or invest in other persons or entities identified in any manner whatsoever by or on behalf of the Funding Party ("Ultimate Beneficiaries") or provide any guarantee, security or the like on behalf of the Ultimate Beneficiaries; and

c) Based on such audit procedures performed that have been considered reasonable and appropriate in the circumstances, nothing has come to our notice that has caused us to believe that the representations under sub-clause (a) and (b) contain any material misstatement.

v. a) The final dividend paid by the Company during the year in respect of the same declared for the previous year is in accordance with section 123 of the Act to the extent it applies to payment of dividend.

b) As stated in note 2.9 to the standalone financial statements, the Board of Directors of the Company have proposed final dividend for the year which is subject to the approval of the members at the ensuing Annual General Meeting. The dividend declared is in accordance with section 123 of the Act to the extent it applies to declaration of dividend.

vi. Based on our examination which included test checks, the Company has used accounting software for maintaining its books of account which has a feature of recording audit trail (edit log) facility and the same has operated throughout the year for all relevant transactions recorded in the software (refer Note 2.41 to the financial statements). Further, during the course of our audit we did not come across any instance of audit trail feature being tampered with.

For **S.R. Batliboi & Associates LLP**
Chartered Accountants
ICAI Firm Registration Number: 101049W/E300004

per **Shankar Srinivasan**
Partner
Membership Number: 213271
UDIN: 24213271BKELCL5654

Place of Signature: Hyderabad
Date: May 07, 2024

Annexure 1

TO THE INDEPENDENT AUDITOR'S REPORT OF EVEN DATE ON THE STANDALONE IND AS FINANCIAL STATEMENTS OF DR. REDDY'S LABORATORIES LIMITED

In terms of the information and explanations sought by us and given by the company and the books of account and records examined by us in the normal course of audit and to the best of our knowledge and belief, we state that:

(i) (a) (A) The Company has maintained proper records showing full particulars, including quantitative details and situation of Property, Plant and Equipment.

(B) The Company has maintained proper records showing full particulars of intangibles assets.

(b) All Property, Plant and Equipment have not been physically verified by the management during the year but there is a regular programme of verification which, in our opinion, is reasonable having regard to the size of the Company and the nature of its assets. No material discrepancies were noticed on such verification.

(c) The title deeds of all the immovable properties (other than properties where the Company is the lessee and the lease agreements are duly executed in favour of the lessee) are held in the name of the Company.

(d) The Company has not revalued its Property, Plant and Equipment (including Right of use assets) or intangible assets during the year ended March 31, 2024.

(e) There are no proceedings initiated or are pending against the Company for holding any benami property under the Prohibition of Benami Property Transactions Act, 1988 and rules made thereunder.

(ii) (a) The management has conducted physical verification of inventory including inventory lying with third parties at reasonable intervals during the year. In our opinion the coverage and the procedure of such verification by the management is appropriate. There were no discrepancies of 10% or more in aggregate for each class of inventory.

(b) The Company has not been sanctioned working capital limits in excess of ₹ five crores in aggregate from banks or financial institutions during any point of time of the year on the basis of security of current assets. Accordingly, the requirement to report on clause 3(ii)(b) of the Order is not applicable to the Company.

(iii) (a) During the year the Company has provided loans to companies and stood guarantee as follows (Inr in Mn):

Particulars	Loan	Guarantee
Aggregate amount granted/ provided during the year		
- Subsidiaries	606	3,800
- Joint Ventures	-	-
- Associates	-	-
- Others	-	-
Balance outstanding as at balance sheet date in respect of above cases		
- Subsidiaries	606	3,800
- Joint Ventures	-	-
- Associates	-	-
- Others	-	-

During the year the Company has not granted advances in the nature of loans and provided security to companies, firms, Limited liability partnerships or any other parties.

(b) During the year, the investments made and loans given to companies are not prejudicial to the Company's interest.

(c) The Company has granted loans during the year to companies where the schedule of repayment of principal and payment of interest has been stipulated and the repayment or receipts are regular.

(d) There were no amounts of loans granted to companies which are overdue for more than ninety days.

(e) There were no loans to companies which had fallen due this year.

(f) The Company has not granted any loans, either repayable on demand or without specifying any terms or period of repayment to companies, firms, Limited Liability Partnerships or any other parties. Accordingly, the requirement to report on clause 3(iii)(f) of the Order is not applicable to the Company.

(iv) There are no loans, investments, guarantees, and security in respect of which provisions of sections 185 of the Companies Act, 2013 ("the Act") are applicable. The Company has made investments and given guarantees which are in compliance with the provisions of section 186 of the Act.

(v) The Company has neither accepted any deposits from the public nor accepted any amounts which are deemed to be deposits within the meaning of sections 73 to 76 of the Act and the rules made thereunder, to the extent applicable. Accordingly, the requirement to report on clause 3(v) of the Order is not applicable to the Company.

(vi) We have broadly reviewed the books of account maintained by the Company pursuant to the rules made by the Central Government for the maintenance of cost records under section 148(1) of the Act, related to the manufacture or service of applicable pharmaceutical products and are of the opinion that prima facie, the specified accounts and records have been made and maintained. We have not, however, made a detailed examination of the same.

(vii) (a) The company is regular in depositing with appropriate authorities undisputed statutory dues including goods and services tax, provident fund, employees' state insurance, income-tax, duty of custom, cess and other statutory dues applicable to it. The provisions relating to sales tax, duty of excise, value added tax and service tax are not applicable to the Company. According to the information and explanations given to us and based on audit procedures performed by us, there were no undisputed amount payable in respect of these statutory dues were outstanding, at the end of the year end, for a period of more than six months from the date they became payable.

(b) The dues of goods and services tax, provident fund, employees' state insurance, income tax, sales tax, excise duty, value added tax, customs duty, cess, goods and service tax and other statutory dues which have not been deposited on account of any dispute are as follows:

Name of the Statute	Nature of the dues	Disputed Amount	Paid under protest	Period to which the amount relates	Forum where dispute is pending
Central Excise Act, 1944	Excise Duty, Interest and Penalty	1,587	34.14	2001-2020	Appellate Authority – up to Commissioners
		528		2003-2018	CESTAT
		30		2002-2008	High Court
Customs Act, 1962	Custom Duty	41	-	2003-2020	Appellate Authority – up to Commissioners
Finance Act, 1994	Cenvat Credit of Service Tax, Interest and Penalty	116	6	2011-2016	CESTAT
		19	-	2004-2018	Appellate Authority – up to Commissioners
	Service Tax and Penalty	178	9	2010-2018	CESTAT
Central Sales Tax Act and Sales Tax Acts of various States	Sales Tax and Penalty	70	235	2002-2017	Sales Tax Appellate Tribunal
		78		2003-2018	Appellate Tribunal – up to Commissioner
		119		2005-2014	High Court
CGST Act, 2017	GST	1122	-	2017-2021	Appellate Authority – up to Commissioners
		359	-	2017-2018	High court
Income Tax Act, 1961	Income Tax	25	-	2018-2019	Income Tax Appellate tribunal

(viii) The Company has not surrendered or disclosed any transaction, previously unrecorded in the books of account, in the tax assessments under the Income Tax Act, 1961 as income during the year. Accordingly, the requirement to report on clause 3(viii) of the Order is not applicable to the Company.

(ix) (a) The Company has not defaulted in repayment of loans or other borrowings or in the payment of interest thereon to any lender.

(b) The Company has not been declared willful defaulter by any bank or financial institution or government or any government authority.

(c) The Company did not have any term loans outstanding during the year hence, the requirement to report on clause (ix)(c) of the Order is not applicable to the Company.

(d) On an overall examination of the financial statements of the Company, no funds raised on short-term basis have been used for long-term purposes by the Company.

(e) On an overall examination of the financial statements of the Company, the Company has not taken any funds from any entity or person on account of or to meet the obligations of its subsidiaries, associates or joint ventures.

(f) The Company has not raised loans during the year on the pledge of securities held in its subsidiaries, joint ventures or associate companies. Hence, the requirement to report on clause (ix)(f) of the Order is not applicable to the Company.

(x) (a) The Company has not raised any money during the year by way of initial public offer / further public offer (including debt instruments) hence, the requirement to report on clause 3(x)(a) of the Order is not applicable to the Company.

(b) The Company has not made any preferential allotment or private placement of shares / fully or partially or optionally convertible debentures during the year under audit and hence, the requirement to report on clause 3(x)(b) of the Order is not applicable to the Company.

(xi) (a) No fraud by the Company or no material fraud on the Company has been noticed or reported during the year.

(b) During the year, no report under sub-section (12) of section 143 of the Act has been filed by cost auditor/ secretarial auditor or by us in Form ADT – 4 as prescribed under Rule 13 of Companies (Audit and Auditors) Rules, 2014 with the Central Government.

(c) We have taken into consideration the whistle blower complaints received by the Company during the year while determining the nature, timing and extent of audit procedures.

(xii) The Company is not a Nidhi Company as per the provisions of the Act. Therefore, the requirements to report on clauses 3(xii)(a), 3(xii)(b) and 3(xii)(c) of the Order are not applicable to the Company.

(xiii) Transactions with the related parties are in compliance with sections 177 and 188 of the Act where applicable and the details have been disclosed in the notes to the financial statements, as required by the applicable accounting standards.

(xiv) (a) The Company has an internal audit system commensurate with the size and nature of its business.

(b) The internal audit reports of the Company issued till the date of the audit report, for the period under audit have been considered by us.

(xv) The Company has not entered into any non-cash transactions with its directors or persons connected with its directors and hence requirement to report on clause 3(xv) of the Order is not applicable to the Company.

(xvi) (a) The provisions of section 45-IA of the Reserve Bank of India Act, 1934 (2 of 1934) are not applicable to the Company. Accordingly, the requirement to report on clause (xvi)(a) of the Order is not applicable to the Company.

(b) The Company is not engaged in any Non-Banking Financial or Housing Finance activities. Accordingly, the requirement to report on clause (xvi)(b) of the Order is not applicable to the Company.

(c) The Company is not a Core Investment Company as defined in the regulations made by Reserve Bank of India. Accordingly, the requirement to report on clause 3(xvi) of the Order is not applicable to the Company.

(d) There is no Core Investment Company as a part of the Group, hence, the requirement to report on clause 3(xvi)(d) of the Order is not applicable to the Company.

(xvii) The Company has not incurred cash losses in the current and immediately preceding financial years.

(xviii) There has been no resignation of the statutory auditors during the year and accordingly requirement to report on Clause 3(xviii) of the Order is not applicable to the Company.

(xix) On the basis of the financial ratios disclosed in note 2.38 to the financial statements, ageing and expected dates of realization of financial assets and payment of financial liabilities, other information accompanying the financial statements, our knowledge of the Board of Directors and management plans and based on our examination of the evidence supporting the assumptions, nothing has come to our attention, which causes us to believe that any material uncertainty exists as on the date of the audit report that Company is not capable of meeting its liabilities existing at the date of balance sheet as and when they fall due within a period of one year from the balance sheet date. We, however, state that this is not an assurance as to the future viability of the Company. We further state that our reporting is based on the facts up to the date of the audit report and we neither give any guarantee nor any assurance that all liabilities falling due within a period of one year from the balance sheet date, will get discharged by the Company as and when they fall due.

(xx) (a) In respect of other than ongoing projects, there are no unspent amounts that are required to be transferred to a fund specified in Schedule VII of the Act, in compliance with second proviso to sub section 5 of section 135 of the Act. This matter has been disclosed in note 2.20 to the financial statements.

(b) There are no unspent amounts in respect of ongoing projects, that are required to be transferred to a special account in compliance of provision of sub section (6) of section 135 of the Act. This matter has been disclosed in note 2.20 to the financial statements.

For **S.R. Batliboi & Associates LLP**
Chartered Accountants
ICAI Firm Registration Number: 101049W/E300004

per **Shankar Srinivasan**
Partner
Membership Number: 213271
UDIN: 24213271BKELCL5654

Place of Signature: Hyderabad
Date: May 07, 2024

Annexure 2

TO THE INDEPENDENT AUDITOR'S REPORT OF EVEN DATE ON THE STANDALONE FINANCIAL STATEMENTS OF DR. REDDY'S LABORATORIES LIMITED

Report on the Internal Financial Controls under Clause (i) of Sub-section 3 of Section 143 of the Companies Act, 2013 ("the Act")

We have audited the internal financial controls with reference to standalone financial statements of Dr. Reddy's Laboratories Limited ("the Company") as of March 31, 2024 in conjunction with our audit of the standalone financial statements of the Company for the year ended on that date.

Management's Responsibility for Internal Financial Controls

The Company's Management is responsible for establishing and maintaining internal financial controls based on the internal control over financial reporting criteria established by the Company considering the essential components of internal control stated in the Guidance Note on Audit of Internal Financial Controls Over Financial Reporting issued by the Institute of Chartered Accountants of India ("ICAI"). These responsibilities include the design, implementation and maintenance of adequate internal financial controls that were operating effectively for ensuring the orderly and efficient conduct of its business, including adherence to the Company's policies, the safeguarding of its assets, the prevention and detection of frauds and errors, the accuracy and completeness of the accounting records, and the timely preparation of reliable financial information, as required under the Companies Act, 2013.

Auditor's Responsibility

Our responsibility is to express an opinion on the Company's internal financial controls with reference to these standalone financial statements based on our audit. We conducted our audit in accordance with the Guidance Note on Audit of Internal Financial Controls Over Financial Reporting (the "Guidance Note") and the Standards on Auditing, as specified under section 143(10) of the Act, to the extent applicable to an audit of internal financial controls, both issued by ICAI. Those Standards and the Guidance Note require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether adequate internal financial controls with reference to these standalone financial statements was established and maintained and if such controls operated effectively in all material respects.

Our audit involves performing procedures to obtain audit evidence about the adequacy of the internal financial controls with reference to these standalone financial statements and their operating effectiveness. Our audit of internal financial controls with reference to standalone financial statements included obtaining an understanding of internal financial controls with reference to these standalone financial statements, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. The procedures selected depend on the auditor's judgement, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion on the Company's internal financial controls with reference to these standalone financial statements.

Meaning of Internal Financial Controls With Reference to these Standalone Financial Statements

A company's internal financial controls with reference to standalone financial statements is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal financial controls with reference to standalone financial statements includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorisations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorised acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Inherent Limitations of Internal Financial Controls With Reference to Standalone Financial Statements

Because of the inherent limitations of internal financial controls with reference to standalone financial statements, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may occur and not be detected. Also, projections of any evaluation of the internal financial controls with reference to standalone financial statements to future periods are subject to the risk that the internal financial control with reference to standalone financial statements may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Opinion

In our opinion, the Company has, in all material respects, adequate internal financial controls with reference to standalone financial statements and such internal financial controls with reference to standalone financial statements were operating effectively as at March 31, 2024, based on the internal control over financial reporting criteria established by the Company considering the essential components of internal control stated in the Guidance Note issued by the ICAI.

For **S.R. Batliboi & Associates LLP**
Chartered Accountants
ICAI Firm Registration Number: 101049W/E300004

per **Shankar Srinivasan**
Partner
Membership Number: 213271
UDIN: 24213271BKELCL5654

Place of Signature: Hyderabad
Date: May 07, 2024

Balance Sheet

(All amounts in Indian Rupees millions, except share data and where otherwise stated)

Particulars	Note	As at March 31, 2024	As at March 31, 2023
ASSETS			
Non-current assets			
Property, plant and equipment	2.1	51,094	47,379
Capital work-in-progress	2.2	11,719	8,991
Goodwill	2.3	853	853
Other intangible assets	2.4	23,944	23,721
Intangible assets under development	2.5	391	253
Financial assets			
Investments	2.6 A	32,027	31,422
Loans	2.6 C	617	11
Other financial assets	2.6 D	919	533
Tax assets, net		3,161	2,546
Other non-current assets	2.7 A	709	156
		125,434	**115,865**
Current assets			
Inventories	2.8	40,189	30,430
Financial assets			
Investments	2.6 A	41,179	42,978
Trade receivables	2.6 B	46,239	42,889
Derivative instruments	2.28	165	715
Cash and cash equivalents	2.6 E	2,014	1,123
Other bank balances	2.6 F	10,155	5,335
Other financial assets	2.6 D	22,078	2,224
Other current assets	2.7 B	16,140	12,189
Total current assets		**178,159**	**137,883**
Total assets		**303,593**	**253,748**
EQUITY AND LIABILITIES			
Equity			
Equity share capital	2.9	834	833
Other equity		241,574	203,909
		242,408	**204,742**
Liabilities			
Non-current liabilities			
Financial liabilities			
Lease liabilities	2.10 B	495	286
Provisions	2.11 A	93	79
Deferred tax liabilities, net	2.27	4,161	3,392
Other non-current liabilities	2.12 A	1,055	852
		5,804	**4,609**
Current liabilities			
Financial liabilities			
Borrowings	2.10 A	7,100	6
Lease liabilities	2.10 B	334	216
Trade payables	2.10 C		
Total outstanding dues of micro enterprises and small enterprises		268	72
Total outstanding dues of creditors other than micro enterprises and small enterprises		20,180	17,573
Derivative instruments	2.28	290	135
Other financial liabilities	2.10 D	17,023	15,369
Liabilities for current tax, net		670	-
Provisions	2.11 B	3,283	3,052
Other current liabilities	2.12 B	6,233	7,974
		55,381	**44,397**
Total equity and liabilities		**303,593**	**253,748**

The accompanying notes are an integral part of the financial statements.

As per our report of even date attached
for **S.R. Batliboi & Associates LLP**
Chartered Accountants
ICAI Firm registration number: 101049W/E300004
per Shankar Srinivasan
Partner
Membership No.: 213271

Place: Hyderabad
Date: May 07, 2024

for and on behalf of the Board of Directors of **Dr. Reddy's Laboratories Limited**

K Satish Reddy Chairman, DIN: 00129701
G V Prasad Co-Chairman & Managing Director, DIN: 00057433
Erez Israeli Chief Executive Officer
Parag Agarwal Chief Financial Officer
K Randhir Singh Company Secretary

Place: Hyderabad
Date: May 07, 2024

Statement of Profit and Loss

(All amounts in Indian Rupees millions, except share data and where otherwise stated)

Particulars	Note	For the year ended March 31, 2024	For the year ended March 31, 2023
Income			
Sales	2.13	192,764	162,989
Service income and License fees	2.13	1,277	6,002
Other operating income	2.14	797	634
Total revenue from operations		**194,838**	**169,625**
Other income	2.15	8,623	5,913
Total income		**203,461**	**175,538**
Expenses			
Cost of materials consumed		32,915	31,614
Purchase of stock-in-trade		19,866	17,793
Changes in inventories of finished goods, work-in-progress and stock-in-trade	2.16	(2,388)	1,295
Employee benefits expense	2.17	30,857	28,326
Depreciation and amortisation expense	2.18	9,756	9,232
Impairment of non current assets, net (Refer note 2.4 and 2.6 A)		260	51
Finance costs	2.19	218	169
Other expenses	2.20	54,064	48,398
Total expenses		**145,548**	**136,878**
Profit before tax		**57,913**	**38,660**
Tax expense	2.27		
Current tax		13,618	8,641
Deferred tax		875	3,891
Profit for the year		**43,420**	**26,128**
Other comprehensive income (OCI)			
A. (I) Items that will not be reclassified subsequently to profit or loss			
(a) Changes in the fair value of financial instruments		(6)	1
(b) Actuarial gain/ (loss) on post-employment benefit obligations		27	88
(II) Tax impact on above items		(7)	(53)
		14	**36**
B. (I) Items that will be reclassified subsequently to profit or loss			
(a) Changes in the fair value of financial instruments		6	(4)
(b) Effective portion of changes in fair value of cash flow hedges, net		(452)	(924)
(II) Tax impact on above items		114	358
		(332)	**(570)**
Total other comprehensive income/loss for the year, net of tax		**(318)**	**(534)**
Total comprehensive income for the year		**43,102**	**25,594**
Earnings per share:	2.23		
Basic earnings per share of ₹ 5/- each		260.95	157.37
Diluted earnings per share of ₹ 5/- each		260.46	157.03

The accompanying notes are an integral part of the financial statements.

As per our report of even date attached
for **S.R. Batliboi & Associates LLP**
Chartered Accountants
ICAI Firm registration number: 101049W/E300004
per Shankar Srinivasan
Partner
Membership No.: 213271

Place: Hyderabad
Date: May 07, 2024

for and on behalf of the Board of Directors of **Dr. Reddy's Laboratories Limited**

K Satish Reddy Chairman, DIN: 00129701
G V Prasad Co-Chairman & Managing Director, DIN: 00057433
Erez Israeli Chief Executive Officer
Parag Agarwal Chief Financial Officer
K Randhir Singh Company Secretary

Place: Hyderabad
Date: May 07, 2024

Statement of Changes in Equity

(All amounts in Indian Rupees millions, except share data and where otherwise stated)

Particulars	Equity share capital*	Other components of equity											Total equity
		Reserves and surplus									Other comprehensive income		
		Treasury shares[1]	Securities premium[2]	Share-based payment reserve[3]	Capital reserve[4]	Capital redemption reserve[5]	General reserve[6]	Retained earnings	Remeasurements of the net defined benefits plan[9]	Special Economic Zone re-investment reserve[10]	Cash flow hedge reserve[7]	FVTOCI*** reserve[8]	
Balance as at April 1, 2023 (A)	833	(1,269)	7,102	1,457	267	25	20,302	175,048	(173)	886	263	1	204,742
Profit for the year	-	-	-	-	-	-	-	43,420	-	-	-	-	43,420
Net change in fair value of FVTOCI*** equity instruments	-	-	-	-	-	-	-	1	-	-	-	(1)	-
Effective portion of changes in fair value of cash flow hedges, net of tax benefit of ₹ 114 (Refer note 2.28)	-	-	-	-	-	-	-	-	-	-	(338)	-	(338)
Actuarial gain on post-employment benefit obligations, net of tax expense of ₹ 7 (Refer note 2.26)	-	-	-	-	-	-	-	-	20	-	-	-	20
Total comprehensive income (B)	-	-	-	-	-	-	-	43,421	20	-	(338)	(1)	43,102
Transactions with owners of the Company													
Contributions and distributions													
Issue of equity shares on exercise of options (Refer note 2.9)	1	278	1,077	(551)	-	-	-	-	-	-	-	-	805
Share-based payment expense (Refer note 2.25)	-	-	-	407	-	-	-	-	-	-	-	-	407
Sale of treasury shares, net (Refer note 2.9)	-	-	-	-	-	-	-	-	-	-	-	-	-
Dividend paid	-	-	-	-	-	-	-	(6,648)	-	-	-	-	(6,648)
Total contributions and distributions	1	278	1,077	(144)	-	-	-	(6,648)	-	-	-	-	(5,436)
Changes in ownership interests	-	-	-	-	-	-	-	-	-	-	-	-	-
Total transactions with owners of the Company (C)	1	278	1,077	(144)	-	-	-	(6,648)	-	-	-	-	(5,436)
Transfer to special economic zone (SEZ) re-investment reserve	-	-	-	-	-	-	-	-	-	-	-	-	-
Transfer from special economic zone re-investment reserve on utilization	-	-	-	-	-	-	-	233	-	(233)	-	-	-
Transfer to special economic zone re-investment reserve,net (D)	-	-	-	-	-	-	-	233	-	(233)	-	-	-
Balance As at March 31, 2024 [(A)+(B)+(C)+(D)]	834	(991)	8,179	1,313	267	25	20,302	212,054	(153)	653	(75)	-	242,408

Particulars	Equity share capital*	Other components of equity											Total equity
		Reserves and surplus									Other comprehensive income		
		Treasury shares[1]	Securities premium[2]	Share-based payment reserve[3]	Capital reserve[4]	Capital redemption reserve[5]	General reserve[6]	Retained earnings	Remeasurements of the net defined benefits plan[9]	Special Economic Zone re-investment reserve[10]	Cash flow hedge reserve[7]	FVTOCI*** reserve[8]	
Balance as at April 1, 2022 (A)	832	(1,601)	6,694	1,433	267	25	20,302	154,030	(208)	755	829	4	183,362
Profit for the year	-	-	-	-	-	-	-	26,128	-	-	-	-	26,128
Net change in fair value of FVTOCI*** equity instruments, net of tax benefit of ₹ 0**	-	-	-	-	-	-	-	-	-	-	-	(3)	(3)
Transfer on disposal of equity instruments classified as FVTOCI instruments	-	-	-	-	-	-	-	-	-	-	-	-	-
Effective portion of changes in fair value of cash flow hedges, net of tax benefit of ₹ 358 (Refer note 2.28)	-	-	-	-	-	-	-	-	-	-	(566)	-	(566)
Actuarial gain on post-employment benefit obligations, net of tax expense of ₹ 53 (Refer note 2.26)	-	-	-	-	-	-	-	-	35	-	-	-	35
Total comprehensive income (B)	-	-	-	-	-	-	-	26,128	35	-	(566)	(3)	25,594
Transactions with owners of the Company													
Contributions and distributions													
Issue of equity shares on exercise of options (Refer note 2.9)	1	168	361	(373)	-	-	-	-	-	-	-	-	157
Share-based payment expense (Refer note 2.25)	-	-	-	397	-	-	-	-	-	-	-	-	397
Sale of treasury shares, net (Refer note 2.9)	-	164	47	-	-	-	-	-	-	-	-	-	211
Dividend paid	-	-	-	-	-	-	-	(4,979)	-	-	-	-	(4,979)
Total contributions and distributions	1	332	408	24	-	-	-	(4,979)	-	-	-	-	(4,214)
Changes in ownership interests	-	-	-	-	-	-	-	-	-	-	-	-	-
Total transactions with owners of the Company (C)	1	332	408	24	-	-	-	(4,979)	-	-	-	-	(4,214)
Transfer to special economic zone (SEZ) re-investment reserve								(752)		752			-
Transfer from special economic zone re-investment reserve on utilization								621		(621)			-
Transfer to special economic zone re-investment reserve, net (D)	-	-	-	-	-	-	-	(131)	-	131	-	-	
Balance as at March 31, 2023 [(A)+(B)+(C)]	833	(1,269)	7,102	1,457	267	25	20,302	175,048	(173)	886	263	1	204,742

** Refer to note 2.9 to 2.37 of these financial statements for details of "Share Capital" and "Merger of Dr. Reddy's Holdings Limited into Dr. Reddy's Laboratories Limited".*

***Rounded off to millions.*

****FVTOCI represents fair value through other comprehensive income*

Statement of Changes in Equity

(All amounts in Indian Rupees millions, except share data and where otherwise stated)

((1) Pursuant to the special resolution approved by the shareholders in the Annual General Meeting held on July 27, 2018, the Dr. Reddy's Employees ESOS Trust (the "ESOS Trust") was formed to support the Dr. Reddy's Employees Stock Option Scheme, 2018 by acquiring, including through secondary market acquisitions, equity shares which are used for issuance to eligible employees upon exercise of stock options thereunder. Refer note 2.25 of these financial statements for further details on the Dr. Reddy's Employees Stock Option Scheme, 2018.

(2) Securities premium reserve is used to record the premium on issue of shares. The reserve is utilised in accordance with the provisions of Section 52 of the Companies Act, 2013.

(3) Share-based payment reserve is used to recognise the value of equity-settled share-based payments provided to employees as part of their remuneration. Refer note 2.25 for further details of these plans.

(4) The Company recognises profit or loss on purchase, sale, issue or cancellation of the Company's own equity instruments to capital reserve.

(5) As per Companies Act, 2013, capital redemption reserve is created when company purchases its own shares out of free reserves or securities premium. A sum equal to the nominal value of the shares so purchased is transferred to capital redemption reserve. The reserve is utilised in accordance with the provisions of Section 69 of the Companies Act, 2013.

(6) The general reserve is a free reserve which is used from time to time to transfer profits from retained earnings for appropriation purposes. As the general reserve is created by a transfer from one component of equity to another and is not an item of other comprehensive income, items included in the general reserve will not be reclassified subsequently to statement of profit and loss.

(7) The cash flow hedging reserve represents the cumulative effective portion of gains or losses arising on changes in fair value of designated portion of hedging instruments entered into for cash flow hedges. Such gains or losses will be reclassified to statement of profit and loss in the period in which the hedged transaction occurs.

(8) This reserve represents mark to market gain or loss on financial assets classified as FVTOCI. Depending on the category and type of the financial asset, the mark to market gain or loss is either reclassified to statement of profit and loss or retained earnings upon disposal of the investment.

(9) Remeasurements of the net defined benefits plan reserve comprises the cumulative net gains/ losses on actuarial valuation of post-employment obligations. Refer note 2.26 for further details.

(10) The Company has created a Special Economic Zone ("SEZ") Reinvestment Reserve out of profits of its eligible SEZ Units in accordance with the terms of Section 10AA(1) of the Indian Income Tax Act, 1961. This reserve is to be utilised by the Company for acquiring Plant and equipment in accordance with Section 10AA(2) of such Act.

The accompanying notes are an integral part of the financial statements.

As per our report of even date attached
for **S.R. Batliboi & Associates LLP**
Chartered Accountants
ICAI Firm registration number: 101049W/E300004
per Shankar Srinivasan
Partner
Membership No.: 213271

Place: Hyderabad
Date: May 07, 2024

for and on behalf of the Board of Directors of **Dr. Reddy's Laboratories Limited**

K Satish Reddy Chairman, DIN: 00129701
G V Prasad Co-Chairman & Managing Director, DIN: 00057433
Erez Israeli Chief Executive Officer
Parag Agarwal Chief Financial Officer
K Randhir Singh Company Secretary

Place: Hyderabad
Date: May 07, 2024

Statement of Cash Flows

(All amounts in Indian Rupees millions, except share data and where otherwise stated)

Particulars	For the year ended March 31, 2024	For the year ended March 31, 2023
Cash flows from/(used in) operating activities		
Profit before tax	57,913	38,660
Adjustments:		
Fair value changes and profit on sale of financial instruments measured at FVTPL**, net	(2,961)	(798)
Depreciation and amortisation expense	9,756	9,232
Impairment of non current assets	260	51
Allowance for credit losses (on trade receivables and other advances)	177	161
(Profit)/Loss on sale or de-recognition of non-current assets, net	(771)	233
Inventories write-down	2,411	4,048
Unrealized exchange loss / (gain), net	76	(1,656)
Interest income	(3,046)	(1,300)
Finance costs	218	169
Equity settled share-based payment expense	346	318
Dividend income	(446)	-
Changes in operating assets and liabilities:		
Trade receivables	(3,481)	6,568
Inventories	(12,170)	(1,000)
Trade payables	2,803	983
Other assets and other liabilities, net	(3,393)	2,687
Cash generated from operations	**47,692**	**58,356**
Income taxes paid, net	(13,195)	(7,827)
Net cash from operating activities	**34,497**	**50,529**
Cash flows from/(used in) investing activities		
Purchase of property, plant and equipment	(13,611)	(10,002)
Proceeds from sale of property, plant and equipment	882	247
Purchase of other intangible assets	(2,325)	(5,711)
Purchase of investments (including bank deposits)	(137,578)	(120,320)
Proceeds from sale of investments (including bank deposits)	117,468	100,769
Equity investments in subsidiary/associates	(802)	(459)
Loans and advances given to Subsidiaries	(606)	
Dividend received	446	-
Interest income received	1,823	1,000
Net cash used in investing activities	**(34,303)**	**(34,476)**
Cash flows from/(used in) financing activities		
Proceeds from issuance of equity shares (including treasury shares)	805	157
(Proceeds/(Repayment of) from short-term loans and borrowings, net (Refer note 2.10 A)	7,094	(21,705)
Payment of principal portion of lease liabilities (Refer note 2.10 B)	(237)	(195)
Dividends paid	(6,648)	(4,979)
Proceeds from sale of treasury shares (Refer note 2.9)	-	211
Interest paid	(333)	(458)
Net cash from/(used in) financing activities	**681**	**(26,969)**
Net increase / (decrease) in cash and cash equivalents	875	(10,916)
Effect of exchange rate changes on cash and cash equivalents	16	445
Cash and cash equivalents at the beginning of the year (Refer note 2.6 E)	1,123	11,595
Cash and cash equivalents at the end of the year (Refer note 2.6 E)	**2,014**	**1,123**

**Rounded off to millions.*

***FVTPL (fair value through profit or loss)*

The accompanying notes are an integral part of the financial statements.

As per our report of even date attached
for **S.R. Batliboi & Associates LLP**
Chartered Accountants
ICAI Firm registration number: 101049W/E300004
per Shankar Srinivasan
Partner
Membership No.: 213271

Place: Hyderabad
Date: May 07, 2024

for and on behalf of the Board of Directors of **Dr. Reddy's Laboratories Limited**

K Satish Reddy Chairman, DIN: 00129701
G V Prasad Co-Chairman & Managing Director, DIN: 00057433
Erez Israeli Chief Executive Officer
Parag Agarwal Chief Financial Officer
K Randhir Singh Company Secretary

Place: Hyderabad
Date: May 07, 2024

Notes to Financial Statements

(All amounts in Indian Rupees millions, except share data and where otherwise stated)

Note 1 Description of the Company and material accounting policies information

1.1 Description of the Company

Dr. Reddy's Laboratories Limited ("Dr. Reddy's" or "the Company") is a leading India-based pharmaceutical company headquartered and having its registered office in Hyderabad, Telangana, India. Through its three businesses - Pharmaceutical Services and Active Ingredients, Global Generics and Proprietary Products – the Company offers a portfolio of products and services, including Active Pharmaceutical Ingredients ("APIs"), generics, biosimilars and differentiated formulations.

The Company's principal research and development facilities are located in the states of Telangana and Andhra Pradesh in India; its principal manufacturing facilities are located in the states of Telangana, Andhra Pradesh and Himachal Pradesh in India and its principal markets are in India, Russia, the United States and Germany. The Company's shares trade on the Bombay Stock Exchange, the National Stock Exchange, the NSE IFSC Limited in India and on the New York Stock Exchange in the United States.

1.2 Basis of preparation of standalone financial statements

a) Statement of compliance

These standalone financial statements as of and for the year ended March 31, 2024 comply in all material aspects with the Indian Accounting Standards ("Ind AS") notified under the Companies (Indian Accounting Standards) Rules, 2015, and presentation requirements of Division II of Schedule III to the Companies Act, 2013, and as amended from time to time.

These standalone financial statements have been prepared by the Company as a going concern on the basis of relevant Ind AS that are effective at the Company's annual reporting date, March 31, 2024. These standalone financial statements were authorised for issuance by the Company's Board of Directors on May 07, 2024.

b) Basis of measurement

These standalone financial statements have been prepared on the historical cost convention, except for the following material items in the balance sheet which are measured on the basis stated below and in accordance with the respective accounting policies:

- derivative financial instruments are measured at fair value;
- financial assets and financial liabilities are measured either at fair value or at amortised cost depending on the classification based on accounting policy;
- long-term borrowings are measured at amortised cost using the effective interest rate method;
- equity-settled and cash-settled share-based payments are measured at fair value on the grant date and the reporting date, respectively;
- assets acquired and liabilities assumed as part of business combinations are measured at fair value on the acquisition date; and
- Contingent consideration arising out of business combination are measured at fair value.

c) Use of judgements, estimates and assumptions

The preparation of standalone financial statements in conformity with Ind AS requires management to make judgements, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses, the accompanying disclosures, and the disclosure of contingent liabilities. Uncertainty about these assumptions and estimates implies that actual results may differ from these estimates.

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognised in the period in which the estimates are revised and in any future periods affected. In particular, information about significant areas of estimation uncertainty and critical judgements in applying accounting policies that have the most significant effect on the amounts recognised in the standalone financial statements is included in the following notes:

Notes to Financial Statements

(All amounts in Indian Rupees millions, except share data and where otherwise stated)

- Note 1.3 (b) — Assessment of functional currency;
- Note 1.3 (c) — Financial instruments;
- Note 1.3 (d) — Business combinations and goodwill;
- Notes 1.3 (e) and 1.3 (f) — Useful lives of property, plant and equipment and intangible assets;
- Note 1.3 (h) — Valuation of inventories;
- Note 1.3 (i) — Measurement of recoverable amounts of cash-generating units;
- Note 1.3 (l) — Provisions and other accruals;
- Note 1.3 (m) —Measurement of transaction price in a revenue transaction (sales returns and rebates);
- Note 1.3 (p) — Evaluation of recoverability of deferred tax assets, estimation of income tax payable and income tax expense in relation to uncertain tax positions; and
- Note 1.3 (l) — Contingencies

d) Current and non-current classification

The Company segregates assets and liabilities into current and non-current categories for presentation in the balance sheet after considering its normal operating cycle and other criteria set out in Ind AS 1, "Presentation of Financial Statements". For this purpose, current assets and liabilities include the current portion of non-current assets and liabilities respectively. Deferred tax assets and liabilities are always classified as non-current.

The operating cycle is the time between the acquisition of assets for processing and their realization in cash and cash equivalents. The Company has identified period up to twelve months as its operating cycle.

1.3 Material accounting policies information:

a) New standards, interpretations and amendments adopted by the Company effective from 01 April 2023:

Ministry of Corporate Affairs ("MCA") notifies new standard or amendments to the existing standards under Companies (Indian Accounting Standards) Rules as issued from time to time.

On March 31, 2023, MCA amended the Companies (Indian Accounting Standards) Rules, 2015 by issuing the Companies (Indian Accounting Standards) Amendment Rules, 2023, applicable from April 01, 2023, as below:

Disclosure of Accounting Policies - Amendments to Ind AS 1 Presentation of Financial Statements

The amendments to Ind AS 1 aim to help entities provide accounting policy disclosures that are more useful by replacing the requirement for entities to disclose their 'significant' accounting policies with a requirement to disclose their 'material' accounting policies and adding guidance on how entities apply the concept of materiality in making decisions about accounting policy disclosures.

The company adopted amendments to Ind AS 1 effective as of 1 April 2023. The amendments did not result in any changes in the accounting policies themselves, nor they had any impact on recognition, measurement or presentation of any items in these financial statements. However, they impacted the accounting policy information disclosed in the Company's standalone financial statements.

Deferred Tax related to Assets and Liabilities arising from a Single Transaction – Amendments to Ind AS 12

The amendments to Ind AS 12 "Income Taxes" narrow the scope of the initial recognition exception, so that it no longer applies to transactions that give rise to equal taxable and deductible temporary differences such as leases and decommissioning liabilities.

The Company previously recognized deferred tax on leases, resulting in a similar outcome as apply under the amendments, except that the deferred tax asset or liability was recognized on a net basis. Following the amendments, the Company has recognized a separate deferred tax asset in relation to its lease liabilities and a deferred tax liability in relation to its right-to-use assets as at 1 April 2022 and thereafter. However, there was no impact from

Notes to Financial Statements

(All amounts in Indian Rupees millions, except share data and where otherwise stated)

such change on the standalone financial statements as the balances qualify for offset under paragraph 74 of Ind AS 12. The key impact for the Company relates to disclosure of the deferred tax assets and liabilities recognized.

Definition of Accounting estimates – Amendments to Ind AS 8

The amendments to Ind AS 8 "Accounting Policies, Changes in Accounting estimates and errors" introduce a new definition of 'accounting estimates' and clarify the distinction between changes in accounting estimates, changes in accounting policies and the correction of errors. They also clarify how entities use measurement techniques and inputs to develop accounting estimates. These amendments had no impact in the standalone financial statements.

b) Foreign currency

Functional and presentation currency

These standalone financial statements are presented in Indian rupees, which is the functional currency of the Company. All financial information presented, except information related to share and per share data, in Indian rupees has been rounded to the nearest million.

Foreign currency transactions

Transactions in foreign currencies are recorded at exchange rates prevailing on the date of the transactions. Monetary assets and liabilities denominated in foreign currencies at the reporting date are translated into the functional currency at the exchange rate at that date. Non-monetary items that are measured based on historical cost in a foreign currency are translated at the exchange rate at the date of the transaction.

Exchange differences arising on the settlement of monetary items or on translating monetary items at rates different from those at which they were translated on initial recognition during the period or in previous standalone financial statements are recognised in the standalone statement of Profit and Loss in the period in which they arise.

However, foreign currency differences arising from the translation of the following items are recognised in other comprehensive income ("OCI"):

- certain equity instruments where the Company had made an irrevocable election to present in OCI subsequent changes in the fair value in OCI and;
- qualifying cash flow hedges, to the extent that the hedges are effective.

When several exchange rates are available, the rate used is that at which the future cash flows represented by the transaction or balance could have been settled if those cash flows had occurred at the measurement date.

c) Financial instruments

A financial instrument is any contract that gives rise to a financial asset of one entity and a financial liability or equity instrument of another entity.

Financial assets

Initial recognition and measurement

All financial assets are recognised initially at fair value plus, in the case of financial assets not recorded at fair value through profit or loss, transaction costs that are attributable to the acquisition of the financial asset. Purchases or sales of financial assets that require delivery of assets within a time frame established by regulation or convention in the market place (e.g., regular way trades) are recognised on the trade date, i.e., the date that the Company commits to purchase or sell the asset.

Trade receivables generally do not contain any significant financing component requiring separation and are therefore recognized initially at the transaction price determined as per Ind AS 115, "Revenue from Contracts with Customers".

Subsequent measurement

For purposes of subsequent measurement, financial assets are classified in two categories:

- Debt instruments at amortised cost;
- Equity instruments measured at FVTOCI.

Notes to Financial Statements

(All amounts in Indian Rupees millions, except share data and where otherwise stated)

Debt instruments at amortised cost

A "debt instrument" is measured at the amortised cost if both the following conditions are met:

a) the asset is held within a business model whose objective is to hold assets for collecting contractual cash flows; and

b) contractual terms of the asset give rise on specified dates to cash flows that are solely payments of principal and interest ("SPPI") on the principal amount outstanding.

After initial measurement, such financial assets are subsequently measured at amortised cost using the effective interest rate method and are subject to impairment. Amortised cost is calculated by taking into account any discount or premium on acquisition and fees or costs that are an integral part of the effective interest rate. Interest income from these financial assets is included in finance income using the effective interest rate method. Any gain or loss arising on derecognition is recognised directly in standalone statement of Profit and Loss and presented in other income. The losses arising from impairment are recognised in the standalone statement of Profit and Loss. This category generally applies to trade and other receivables.

Equity investments

All equity investments within the scope of Ind AS 109 are measured at fair value. Equity instruments which are held for trading and contingent consideration recognised by an acquirer in a business combination to which Ind AS 103 applies are classified as at FVTPL. For all other equity instruments, the Company may make an irrevocable election to present in OCI subsequent changes in the fair value. The Company makes such election upon initial recognition on an instrument-by-instrument basis. The classification is made upon initial recognition and is irrevocable.

If the Company decides to classify an equity instrument as at FVTOCI, then all fair value changes on the instrument, excluding dividends, are recognised in the OCI. There is no recycling of the amounts from OCI to the standalone statement of Profit and Loss, even on sale of investment. However, on sale the Company may transfer the cumulative gain or loss within equity.

Equity instruments included within the FVTPL category are measured at fair value with all changes recognised in the standalone statement of Profit and Loss.

Investments in subsidiaries and joint venture:
Investments in subsidiaries and joint venture are carried at cost less accumulated impairment losses, if any. Where an indication of impairment exists, the carrying amount of the investment is assessed and written down immediately to its recoverable amount. On disposal of investments in subsidiaries and joint venture, the difference between net disposal proceeds and the carrying amounts are recognised in the standalone statement of Profit and Loss.

Upon first-time adoption of Ind AS, the Company has elected to measure its investments in subsidiaries and joint ventures at the Previous GAAP carrying amount as its deemed cost on the date of transition to Ind AS i.e., April 1, 2015.

Derecognition

A financial asset (or, where applicable, a part of a financial asset or part of a group of similar financial assets) is derecognised (i.e. removed from the Company's balance sheet) when:

- the rights to receive cash flows from the asset have expired; or
- Both (1) the Company has transferred its rights to receive cash flows from the asset or has assumed an obligation to pay the received cash flows in full without material delay to a third party under a "pass-through" arrangement; and (2) either (a) the Company has transferred substantially all the risks and rewards of the asset, or (b) the Company has neither transferred nor retained substantially all the risks and rewards of the asset, but has transferred control of the asset.

When the Company has transferred its rights to receive cash flows from an asset or has entered into a pass-through arrangement, it evaluates if and to what extent it has retained the risks and rewards of ownership. When it has neither transferred nor retained substantially all of the risks and rewards of the asset, nor transferred control of the asset, the Company continues to recognise the transferred asset to the extent of the Company's continuing involvement. In that case, the Company also recognises an associated liability. The transferred asset and the associated liability are measured on a basis that reflects the rights and obligations that the Company has retained.

Impairment of trade receivables and other financial assets

In accordance with Ind AS 109, the Company applies the expected credit loss ("ECL") model for measurement and recognition of impairment loss on trade receivables and other financial assets, if any, representing a contractual right to receive cash or another financial asset. All equity investments and debt investments designated as FVTPL are not subject to impairment assessment.

For this purpose, the Company follows a "simplified approach" for recognition and measurement of impairment loss allowance on the contract asset and trade receivable balances. The application of this simplified approach does not require the Company to track changes in credit risk. Rather, it recognizes impairment loss allowance based on lifetime ECLs at each reporting date, right from its initial recognition.

As a practical expedient, the Company uses a provision matrix to determine impairment loss allowance on portfolio of its trade receivables. The provision matrix is based on its historically observed default rates over the expected life of the trade receivables and is adjusted for forward-looking estimates. At every reporting date, the historical observed default rates are updated and changes in the forward-looking estimates are analysed.

Financial liabilities

Initial recognition and measurement

Financial liabilities are classified, at initial recognition, as financial liabilities at FVTPL, loans and borrowings, payables, or as derivatives designated as hedging instruments in an effective hedge, as appropriate.

All financial liabilities are recognised initially at fair value and, in the case of loans and borrowings and payables, net of directly attributable transaction costs.

The Company's financial liabilities include trade and other payables, loans and borrowings including bank overdrafts and derivative financial instruments.

Subsequent measurement

The measurement of financial liabilities depends on their classification, as described below:

Financial liabilities at FVTPL

Financial liabilities at FVTPL include financial liabilities held for trading and financial liabilities designated upon initial recognition as at FVTPL. Financial liabilities at FVTPL primarily comprise derivative financial instruments entered into by the Company and not designated as hedging instruments in a hedging relationship as defined by Ind AS 109.

Gains or losses on such financial liabilities are recognised in the standalone statement of Profit and Loss.

The Company has not designated any financial liability as FVTPL.

Loans and borrowings

Borrowings are initially recognized at fair value, net of transaction costs incurred. Borrowings are subsequently measured at amortized cost using the effective interest rate method and, thereby, any difference between the proceeds (net of transaction costs) and the redemption amount is recognized in the standalone statement of Profit and Loss over the period of the borrowings.

The effective interest rate amortisation is included under the head finance costs in the standalone statement of Profit and Loss.

Notes to Financial Statements

(All amounts in Indian Rupees millions, except share data and where otherwise stated)

De-recognition
A financial liability is derecognized when the obligation under the liability is discharged or cancelled or expires. Gain or loss arising on de-recognition, measured as difference between, the carrying amount of financial liability and the settlement amount, is recognized under the head finance costs in the standalone statement of Profit and Loss.

Derivative financial instruments
The Company is exposed to exchange rate risk which arises from its foreign exchange revenues and expenses, primarily in US dollars, UK pounds sterling, Russian roubles, South African rands, Romanian new leus, Australian dollars and Euros.

The Company uses derivative financial instruments such as foreign exchange forward contracts, option contracts and swap contracts to mitigate its risk of changes in foreign currency exchange rates. The Company also uses non-derivative financial instruments as part of its foreign currency exposure risk mitigation strategy. Derivatives are classified as financial assets when the fair value is positive and as financial liabilities when the fair value is negative.

Hedges of highly probable forecasted transactions
The Company classifies its derivative financial instruments that hedge foreign currency risk associated with highly probable forecasted transactions as cash flow hedges and measures them at fair value. The effective portion of such cash flow hedges is recorded in the OCI and accumulated in the hedging reserve as a component of equity. If the hedged transaction subsequently results in the recognition of a non-financial item, the amount accumulated in equity is removed from the hedging reserve and included in the initial cost or other carrying amount of the hedged asset or liability. In all other cases, the amount so accumulated is re-classified to the standalone statement of Profit and Loss and presented as part of the hedged item in the same period in which the forecasted transaction impacts the standalone statement of Profit and Loss. The ineffective portion of such cash flow hedges is recorded in the standalone statement of Profit and Loss as finance costs immediately.

The Company also designates certain non-derivative financial liabilities, such as foreign currency borrowings from banks, as hedging instruments for hedge of foreign currency risk associated with highly probable forecasted transactions. Accordingly, the Company applies cash flow hedge accounting to such relationships. Re-measurement gains or loss on such non-derivative financial liabilities are recorded in the same manner as stated above for derivative instruments designated as hedging instruments.

If the hedging instrument no longer meets the criteria for hedge accounting, expires or is sold, terminated or exercised, then hedge accounting is discontinued prospectively. The cumulative gain or loss previously recognized in OCI remains there until the forecasted transaction occurs. If the forecasted transaction is no longer expected to occur, then the balance in OCI is recognized immediately in the standalone statement of Profit and Loss.

Cash and cash equivalents
Cash and cash equivalents consist of cash on hand, demand deposits and short-term, highly liquid investments that are readily convertible into known amounts of cash and which are subject to insignificant risk of changes in value. For this purpose, "short-term" means investments having original maturities of three months or less from the date of investment. Bank overdrafts which are repayable on demand and form an integral part of the Company's cash management and are included as a component of cash and cash equivalents for the purpose of the standalone statement of cash flows.

d) Business combinations and goodwill
Business combinations are accounted for using the acquisition method, regardless of whether equity instruments or other assets are acquired, unless the transaction is treated as an asset acquisition by applying the optional concentration test or otherwise. The optional concentration

Notes to Financial Statements

(All amounts in Indian Rupees millions, except share data and where otherwise stated)

test permits the acquirer to make an election on a transaction-by-transaction basis, and apply a simplified assessment for determining whether an acquired set of activities and assets is a business. The optional concentration test is met, and the acquired set of activities and assets is not a business, if substantially all of the fair value of the gross assets acquired is concentrated in a single identifiable asset or group of similar identifiable assets. The acquisition date is the date on which control is transferred to the acquirer. Judgment is applied in determining the acquisition date and determining whether control is transferred from one party to another.

The Company determines that it has acquired a business when the acquired set of activities and assets include an input and a substantive process that together significantly contribute to the ability to create outputs. The acquired process is considered substantive if it is critical to the ability to continue producing outputs, and the inputs acquired include an organized workforce with the necessary skills, knowledge, or experience to perform that process or it significantly contributes to the ability to continue producing outputs and is considered unique or scarce or cannot be replaced without significant cost, effort, or delay in the ability to continue producing outputs.

The consideration transferred for the acquisition is comprised of:

- fair values of the assets transferred;
- fair values of liabilities incurred to the former owners of the acquired business;
- equity interests issued by the Company;
- fair value of any asset or liability resulting from a contingent consideration arrangement; and
- fair value of any pre-existing equity interest.

At the acquisition date, identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are, with limited exceptions, measured initially at their fair values.

For each business combination, the Company elects whether to measure the non-controlling interests in the acquiree at fair value or at the proportionate share of the acquiree's identifiable net assets.

Acquisition-related costs are expensed as incurred.

Any contingent consideration to be transferred by the acquirer will be recognised at fair value at the acquisition date.Contingent consideration is classified either as equity or a financial liability. Contingent consideration classified as equity is not re-measured and its subsequent settlement is accounted for within equity. Contingent consideration classified as a financial liability is subsequently re-measured to fair value, with changes in fair value recognised in the standalone statement of Profit and Loss.

Goodwill is initially measured at cost, being the excess of the aggregate of the consideration transferred, amount of non-controlling interest in the acquired entity, and the acquisition date fair value of any previous equity interest in the acquired entity, over the fair value of the Company's share of net identifiable assets acquired.

If those amounts are less than the fair value of the net identifiable assets of the business acquired, the difference after reassessment, is recognized in the standalone statement of Profit and Loss as a bargain purchase

After initial recognition, goodwill is measured at cost less any accumulated impairment losses. For the purpose of impairment testing, goodwill acquired in a business combination is, from the acquisition date, allocated to each of the Company's cash-generating units or the group of cash generating units that are expected to benefit from the combination, irrespective of whether other assets or liabilities of the acquiree are assigned to those units.

e) Property, plant and equipment
Recognition and measurement
Items of property, plant and equipment are measured at cost less accumulated depreciation and accumulated impairment losses, if any.

Notes to Financial Statements

(All amounts in Indian Rupees millions, except share data and where otherwise stated)

Cost includes expenditures that are directly attributable to the acquisition of the asset. The cost of self-constructed assets includes the cost of materials and other costs directly attributable to bringing the asset to a working condition for its intended use.

Software for internal use which is acquired from third-party vendors and forms an integral part of a tangible asset, including consultancy charges for implementing the software, is capitalised as part of the related tangible asset. Subsequent costs associated with maintaining such software are recognised as expense as incurred.

Advances paid towards the acquisition of property, plant and equipment outstanding at each reporting date and the cost of property, plant and equipment not ready to use before such date are disclosed under other non-current assets. Assets not ready for use are not depreciated but are tested for impairment. An item of property, plant and equipment and any significant part initially recognised is derecognised upon disposal or when no future economic benefits are expected from its use or disposal. Gains and losses upon disposal of an item of property, plant and equipment are determined by comparing the proceeds from disposal with the carrying amount of property, plant and equipment and are recognised net within "Other income/ Other expenses" in the standalone statement of Profit and Loss.

Borrowing costs consist of interest and other costs that an entity incurs in connection with the borrowing of funds. Borrowing cost also includes exchange differences to the extent regarded as an adjustment to the borrowing costs. Borrowing costs directly attributable to the acquisition, construction or production of an asset that necessarily takes a substantial period of time to get ready for its intended use or sale are capitalized as part of the cost of the asset. All other borrowing costs are expensed in the period in which they occur.

The cost of replacing part of an item of property, plant and equipment is recognized in the carrying amount of the item if it is probable that the future economic benefits embodied within the part will flow to the Company and its cost can be measured reliably. The costs of repairs and maintenance are recognized in the standalone statement of Profit and Loss as incurred.

Capital work in progress is stated at cost, net of accumulated impairment loss, if any.

Depreciation

Depreciation is recognised in the standalone statement of Profit and Loss on a straight line basis over the estimated useful lives of property, plant and equipment. Land is not depreciated but subject to impairment.

When parts of an item of property, plant and equipment have different useful lives, they are depreciated separately based on their respective economic useful lives.

Depreciation methods, useful lives and residual values are reviewed at each reporting date and any changes are considered prospectively.

The estimated useful lives are as follows:

Particulars	Years
Buildings	
- Factory and administrative buildings	20 to 30
- Ancillary structures	3 to 10
Plant and equipment	3 to 15
Furniture, fixtures and office equipment	3 to 8
Vehicles	4 to 5

The capitalized costs of software are amortized over the estimated useful life or the remaining useful life of the related tangible fixed asset, whichever is lower.

Schedule II to the Companies Act, 2013 ("Schedule") prescribes the useful lives for various classes of tangible assets. For certain class of assets, based on the technical evaluation and assessment, the Company believes that the useful lives adopted by it best represent the period over which an asset is expected to be available for use. Accordingly, for these assets, the useful lives estimated by the Company are different from those prescribed in the Schedule.

f) Intangible assets other than goodwill

Expenditures on research activities undertaken with the prospect of gaining new scientific or technical knowledge and understanding are recognized in the standalone statement of Profit and Loss when incurred. Development activities involve a plan or design for the production of new or substantially improved products and processes.

Development expenditures are capitalized only if:

- development costs can be measured reliably;
- the product or process is technically and commercially feasible;
- future economic benefits are probable; and
- the Company intends to, and has sufficient resources, to complete development and to use or sell the asset.

The expenditures to be capitalised include the cost of materials and other costs directly attributable to preparing the asset for its intended use. Other development expenditures are recognised in the standalone statement of Profit and Loss as incurred.

As of March 31, 2024, none of the development expenditure amounts have met the aforesaid recognition criteria for capitalisation.

Acquired research and development intangible assets that are under development are recognized as In-Process Research and Development ("IPR&D") assets. Subsequent expenditures on an IPR&D project acquired separately or in a business combination are:

a) recognized as an expense when incurred, if it is a research expenditure;

b) recognized as an expense when incurred, if it is a development expenditure that does not satisfy the criteria for recognition as an intangible asset in paragraph 57 of Ind AS 38; or

c) added to the carrying amount of the acquired IPR&D project, if it is a development expenditure that satisfies the recognition criteria in paragraph 57 of Ind AS 38.

IPR&D assets are not amortized, but evaluated for potential impairment on an annual basis or when there are indications that the carrying value may not be recoverable. Any impairment charge on such IPR&D assets is recorded in the standalone statement of Profit and Loss under "Impairment of non-current assets".

Intangible assets that are acquired by the Company are initially recorded at cost. This includes payments to third parties in-licensed products, compounds and intellectual property. Intangible assets that have been acquired through a business combination are initially recorded at fair value at the date of acquisition.

Subsequent expenditures on intangible assets are capitalised only when they increase the future economic benefits embodied in the specific asset to which they relate. All other expenditures, including expenditures on internally generated goodwill and brands, is recognized in the standalone statement of Profit and Loss as incurred.

Amortization

Intangible assets available for use with a definitive useful life are amortized on a straight-line basis and evaluated for potential impairment whenever facts and circumstances indicate that their carrying value may not be recoverable. Amortisation is recognized in the standalone statement of Profit and Loss on a straight-line basis over the estimated useful lives of intangible assets. The amortization expense is recognised in the standalone statement of Profit and Loss in the expense category that is consistent with the function of the intangible asset.

The estimated useful lives are as follows:

Particulars	Years
Product related intangibles	3 to 25
Other intangibles	3 to 15

Notes to Financial Statements

(All amounts in Indian Rupees millions, except share data and where otherwise stated)

The amortisation period and the amortisation method for intangible assets with a finite useful life are reviewed at each reporting date. Changes in the expected useful lives or expected pattern of consumption of future economic benefits embodied in the assets are considered to modify the amortization period or method, as appropriate and are treated as change in accounting estimate.

Goodwill, intangible assets relating to products in development, other intangible assets not available for use and intangible assets having indefinite useful life are subject to impairment testing at each reporting date. All other intangible assets are tested for impairment when there are indications that the carrying value may not be recoverable. All impairment losses are recognised immediately in the standalone statement of Profit and Loss under "Impairment of non-current assets".

De-recognition of intangible assets
Intangible assets are de-recognised either on their disposal or where no future economic benefits are expected from their use. Losses arising on such de-recognition are recorded in the standalone statement of Profit and Loss, and are measured as the difference between the net disposal proceeds, if any, and the carrying amount of respective intangible assets as at the date of de-recognition.

g) **Leases**
The Company recognizes a right-of-use asset and a corresponding lease liability for all arrangements in which it is a lessee, except for leases with a term of 12 months or less (short-term leases) and low-value leases. For these short-term and low-value leases, the Company recognizes the lease payments as an operating expense on a straight-line basis over the term of the lease. In the case of arrangements involving lease and non-lease components, the Company allocates the consideration in the lease contract to the lease and non-lease components on the basis of the relative standalone price of each component.

Right-of-use assets are measured at cost less accumulated depreciation and accumulated impairment loss, if any. The cost of right-of-use assets includes the amount of lease liabilities recognised, initial direct costs incurred, and lease payments made at or before the commencement date less any lease incentives received.

Right-of-use assets are depreciated on a straight-line basis from the commencement date of the lease over the shorter of the useful life of the right-of-use asset or the end of the lease term and are assessed for impairment whenever there is an indication that the carrying amount may not be recoverable using cash flow projections for the useful life.

Lease liabilities include the net present value of the fixed and variable lease payments that depend on an index or a rate to be made over the lease term. The lease payments are discounted using the interest rate implicit in the lease or the Company's incremental borrowing rate at the lease commencement date if the interest rate implicit in the lease is not readily determinable.

Lease payments are allocated between principal and interest cost. The interest cost is charged to the standalone statement of Profit and Loss over the lease period so as to produce a constant periodic rate of interest on the remaining balance of the liability for each period.

Short-term leases are leases with a lease term of 12 months or less. Low-value assets comprise information technology equipment and small items of office furniture.

h) **Inventories**
Inventories are valued at the lower of cost or net realisable value.

Inventories consist of raw materials, stores and spares, work in progress and finished goods. The cost of all categories of inventories is determined based on the weighted average method. Cost includes purchase cost less refundable taxes, production or conversion costs and other costs incurred in bringing them to their existing location and condition.

In the case of finished goods and work-in-progress, cost includes an appropriate share of overheads based on normal operating capacity. Stores and spares consists of packing materials, engineering spares (such as machinery spare parts) and consumables (such as lubricants, cotton waste and oils), which are used in operating machines or consumed as indirect materials in the manufacturing process.

Net realisable value is the estimated selling price in the ordinary course of business, less the estimated costs of completion and selling expenses.

The factors that the Company considers in determining the provision for slow moving, obsolete and other non-saleable inventory include estimated shelf life, planned product discontinuances, price changes, ageing of inventory and introduction of competitive new products, to the extent each of these factors impact the Company's business and markets. The Company considers all these factors and adjusts the inventory provision to reflect its actual experience on a periodic basis.

i) **Impairment**
Non-financial assets
The carrying amounts of the Company's non-financial assets, other than inventories and deferred tax assets are reviewed at each reporting date to determine whether there is any indication of impairment. If any such indication exists, then the recoverable amount is estimated for the asset or the cash generating unit to which the asset belongs. For goodwill and intangible assets that have indefinite lives or that are not yet available for use, an impairment test is performed each year at March 31, or when circumstances indicate that carrying value may be impaired.

The recoverable amount of an asset or cash-generating unit (as defined below) is the greater of its value in use and its fair value less costs to sell. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset or the cash-generating unit. For the purpose of impairment testing, assets are grouped together into the smallest group of assets that generate cash inflows from continuing use that are largely independent of the cash inflows of other assets or groups of assets (the "cash-generating unit").

An impairment loss is recognised in the standalone statement of Profit and Loss if the estimated recoverable amount of an asset or its cash-generating unit is lower than its carrying amount. Impairment losses recognised in respect of cash-generating units are allocated first to reduce the carrying amount of any goodwill allocated to the units and then to reduce the carrying amount of the other assets in the unit on a pro-rata basis.

An impairment loss in respect of goodwill is not reversed. In respect of other assets, impairment losses recognised in prior periods are assessed at each reporting date for any indications that the loss has decreased or no longer exists. An impairment loss is reversed if there has been a change in the estimates used to determine the recoverable amount. An impairment loss is reversed only to the extent that the asset's carrying amount does not exceed its recoverable amount, nor exceed the carrying amount that would have been determined, net of depreciation or amortisation, if no impairment loss had been recognised.

Goodwill that forms part of the carrying amount of an investment in joint venture is not recognised separately, and therefore is not tested for impairment separately. Instead, the entire amount of the investment in joint venture is tested for impairment as a single asset when there are indicators that the investment in joint venture may be impaired.

j) **Employee benefits**
Short-term employee benefits
Short-term employee benefits are expensed as the related service is provided. A liability is recognised for the amount expected to be paid if the Company has a present legal or constructive obligation to pay this amount as a result of past service provided by the employee and the obligation can be estimated reliably.

Notes to Financial Statements

(All amounts in Indian Rupees millions, except share data and where otherwise stated)

The Company's contributions to defined contribution plans are charged to the standalone statement of Profit and Loss as and when the services are received from the employees.

The liability in respect of defined benefit plans and other post-employment benefits is measured as the defined benefit obligation calculated annually by independent actuaries using the projected unit credit method. The current service cost of the defined benefit plan is recognized in the standalone statement of Profit and Loss. Past service costs are recognized immediately in the standalone statement of Profit and Loss.

Actuarial gains and losses arising from experience adjustments and changes in actuarial assumptions for defined benefit obligation and plan assets are recognized in OCI in the period in which they arise

Other long-term employee benefits

The Company's net obligation in respect of other long-term employee benefits is the amount of future benefit that employees have earned in return for their service in the current and previous periods. That benefit is discounted to determine its present value by independent actuaries using the projected unit credit method. The current service cost, past service cost as well as re-measurements are recognised in the standalone statement of Profit and Loss in the period in which they arise.

Compensated absences

The Company's current policies permit certain categories of its employees to accumulate and carry forward a portion of their unutilised compensated absences and utilise them in future periods or receive cash in lieu thereof in accordance with the terms of such policies. The Company measures the expected cost of accumulating compensated absences as the additional amount that the Company incurs as a result of the unused entitlement that has accumulated at the reporting date. Such measurement is based on actuarial valuation as at the reporting date carried out by a qualified actuary. The resultant expenses are recognized in the standalone statement of Profit and Loss.

k) Share-based payments

Equity settled share-based payment transactions

The grant date fair value of options granted to employees is recognised as an employee benefit expense, in the standalone statement of Profit and Loss, with a corresponding increase in equity, over the period that the employees become unconditionally entitled to the options. The amount recognised as an expense is adjusted to reflect the number of awards for which the related service conditions are expected to be met, such that the amount ultimately recognised is based on the number of awards that meet the related service conditions at the vesting date. The expense is recorded for each separately vesting portion of the award if each portion of the award was, in substance, separate award. The increase in equity recognised in connection with share-based payment transaction is presented as a separate component in equity under "share-based payment reserve". The amount recognised as an expense is adjusted to reflect the actual number of stock options that vest.

The fair value of employee stock options is measured using the Black-Scholes-Merton valuation model. Measurement inputs include the share price on the grant date, the exercise price of the instrument, the expected volatility (based on weighted average historical volatility), the expected life of the instrument (based on historical experience), the expected dividends, and the risk free interest rate (based on government bonds).

Cash settled share-based payment transactions

The fair value of the amount payable to employees in respect of share-based payment transactions which are settled in cash is recognised as an expense, with a corresponding increase in liabilities, over the period during which the employees become unconditionally entitled to payment. The liability is re-measured at each reporting date and at the settlement date based on the fair value of the share-based payment transaction. Any changes in the liability are recognised in the standalone statement of Profit and Loss.

Notes to Financial Statements

(All amounts in Indian Rupees millions, except share data and where otherwise stated)

l) Provisions

A provision is recognised in the standalone statement of Profit and Loss if, as a result of a past event, the Company has a present legal or constructive obligation that can be estimated reliably, and it is probable that an outflow of economic benefits will be required to settle the obligation. If the effect of the time value of money is material, provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the liability. Where discounting is used, the increase in the provision due to the passage of time is recognised as a finance cost.

Onerous contracts

A provision for onerous contracts is recognised in the standalone statement of Profit and Loss when the expected benefits to be derived by the Company from a contract are lower than the unavoidable cost of meeting its obligations under the contract. The provision is measured at the present value of the lower of the expected cost of terminating the contract and the expected net cost of continuing with the contract. Before a provision is established, the Company recognises any impairment loss on the assets associated with that contract.

Contingent liabilities and contingent assets

A disclosure for a contingent liability is made when there is a possible obligation or a present obligation that may, but probably will not, require an outflow of resources. Where there is a possible obligation or a present obligation in respect of which the likelihood of outflow of resources is remote, no provision or disclosure is made.

Contingent assets are not recognised in the standalone financial statements. A contingent asset is disclosed where an inflow of economic benefits is probable. Contingent assets are assessed continually and, if it is virtually certain that an inflow of economic benefits will arise, the asset and related income are recognised in the period in which the change occurs.

m) Revenue

The Company's revenue is derived from sales of goods, service income and income from licensing arrangements. Most of such revenue is generated from the sale of goods. The Company has generally concluded that it is the principal in its revenue arrangements.

Sale of goods

Revenue is recognised when the control of the goods has been transferred to a third party. This is usually when the title passes to the customer, either upon shipment or upon receipt of goods by the customer as per the terms agreed upon with the customer. Generally, at that point, the customer has full discretion over the channel and price to sell the products, and there are no unfulfilled obligations that could affect the customer's acceptance of the product.

Revenue from the sale of goods is measured at the transaction price which is the consideration received or receivable, net of expected returns, taxes and applicable trade discounts and allowances. Revenue includes shipping and handling costs billed to the customer since the Company acts as a principal in rendering those services..

In arriving at the transaction price, the Company considers the terms of the contract with the customers and its customary business practices. The transaction price is the amount of consideration the Company is entitled to receive in exchange for transferring promised goods or services, excluding amounts collected on behalf of third parties. The amount of consideration varies because of estimated rebates, returns and chargebacks, which are considered to be key estimates.

Any amount of variable consideration is recognised as revenue only to the extent that it is highly probable that a significant reversal will not occur. The Company estimates the amount of variable consideration using the expected value method.

Presented below are the points of recognition of revenue with respect to the Company's sale of goods:

Notes to Financial Statements

(All amounts in Indian Rupees millions, except share data and where otherwise stated)

Particulars	Point of recognition of revenue
Sales of generic products in India	Control over the generic products is transferred by the Company when the goods are delivered to distributors by clearing and forwarding agents.
Export sales and other sales outside of India	Upon delivery of products to customers (generally formulation manufacturers), subject to the terms of the applicable contract
Sales of active pharmaceutical ingredients and intermediates in India	Upon delivery of products to customers, unless the terms of the applicable contract provide for specific revenue generating activities to be completed, in which case revenue is recognized once all such activities are completed.

Profit share revenues

The Company from time to time enters into marketing arrangements with certain business partners for the sale of its products in certain markets. Under such arrangements, the Company sells its products to the business partners at a non-refundable base purchase price agreed upon in the arrangement and is also entitled to a profit share which is over and above the base purchase price. The profit share is typically dependent on the business partner's ultimate net sale proceeds or net profits, subject to any reductions or adjustments that are required by the terms of the arrangement. Such arrangements typically require the business partner to provide confirmation of units sold and net sales or net profit computations for the products covered under the arrangement.

Revenue in an amount equal to the base sale price is recognised in these transactions upon delivery of products to the business partners. An additional amount representing the profit share component is recognised as revenue only to the extent that it is highly probable that a significant reversal will not occur.

At the end of each reporting period, the Company updates the estimated transaction price (including updating its assessment of whether an estimate of variable consideration is constrained) to represent faithfully the circumstances present at the end of the reporting period and the changes in circumstances during the reporting period.

Out licensing arrangements, milestone payments and royalties

Revenues include amounts derived from product out-licensing agreements. These arrangements typically consist of an initial up-front payment received on inception of the license and subsequent payments dependent on achieving certain milestones in accordance with the terms prescribed in the agreement. In cases where the transaction has two or more performance obligations, the Company accounts for the completed obligation (for example, the transfer of title) as a separate unit of accounting and record revenue upon delivery of that component, provided that the Company can make a reasonable estimate of the fair value of the undelivered component. Otherwise, non-refundable up-front license fees received in connection with product out-licensing agreements are deferred and recognised over the balance period in which the Company has pending performance obligations. Milestone payments which are contingent on achieving certain clinical milestones are recognised as revenues on achievement of such milestones, over the performance period depending on the terms of the contract. If milestone payments are creditable against future royalty payments, the milestones are deferred and released over the period in which the royalties are anticipated to be paid.

Royalty income earned through a license is recognised when the underlying sales have occurred

Refund Liability

The Company accounts for sales returns accrual by recording refund liability concurrent with the recognition of revenue at the time of a product sale. This liability is based on the Company's estimate of expected sales returns. The Company deals in various products and operates in various markets. Accordingly, the estimate of sales returns is determined primarily by the Company's historical experience in the markets in which the Company operates. With respect to established products, the Company considers its historical experience of actual sales returns, levels of inventory in the distribution channel, estimated shelf life, any revision in the shelf life of the product, product discontinuances, price changes of competitive products, and the introduction of competitive new products, to the extent each of these factors impact the Company's business and markets. With respect to new products introduced by the Company, such products have historically been either extensions of an existing line of product where the Company has historical experience or in therapeutic categories where established products exist and are sold either by the Company or the Company's competitors. At the time of recognising the refund liability the Company also recognises an asset, (i.e., the right to the returned goods) which is included in inventories for the products expected to be returned. The Company initially measures this asset at the former carrying amount of the inventory, less any expected costs to recover the goods, and any potential decreases in the value of the returned goods.

Along with re-measuring the refund liability at the end of each reporting period, the Company updates the measurement of the asset recorded for any revisions to its expected level of returns, as well as any additional decreases in the value of the returned products.

Services

Revenue from services rendered, which primarily relate to contract research, is recognised in the standalone statement of Profit and Loss as the underlying services are performed. Upfront non-refundable payments received under these arrangements are deferred and recognised as revenue over the expected period over which the related services are expected to be performed.

License fees

License fees primarily consist of income from the out-licensing of the intellectual property, and other licensing and supply arrangements with various parties. Revenue from license fees is recognised when control transfers to the third party and the Company's performance obligations are satisfied. Some of these arrangements include certain performance obligations by the Company. Revenue from such arrangements is recognised in the period in which the Company completes all its performance obligations.

n) Shipping and handling costs

Shipping and handling costs incurred to transport products to customers, and internal transfer costs incurred to transport the products from the Company's factories to its various points of sale, are included in other expenses.

o) Other income and finance cost

Other income includes interest income on funds invested, dividend income and gains on the disposal of assets. Interest income is recognised in the standalone statement of Profit and Loss as it accrues, using the effective interest method. Dividend income is recognised in the standalone statement of Profit and Loss on the date that the Company's right to receive payment is established. The associated cash flows are classified as investing activities in the standalone statement of cash flows. Finance costs consist of interest expense on loans and borrowings.

Borrowing costs are recognised in the standalone statement of Profit and Loss using the effective interest method unless capitalisation criteria are met as per accounting policy on Property, plant and equipment. The associated cash flows are classified as financing activities in the statement of cash flows.

Foreign currency gains and losses are reported on a net basis within other income and / or other expenses. These primarily include: exchange differences arising on the settlement or translation of monetary items; changes in the fair value of derivative contracts that economically hedge monetary assets and liabilities in foreign currencies and for which no hedge accounting is applied; and the ineffective portion of cash flow hedges.

p) Income tax

Income tax expense consists of current and deferred tax. Income tax expense is recognised in the standalone statement of Profit and Loss except to the extent that it relates to items recognised

Notes to Financial Statements

(All amounts in Indian Rupees millions, except share data and where otherwise stated)

Notes to Financial Statements

(All amounts in Indian Rupees millions, except share data and where otherwise stated)

in OCI or directly in equity, in which case it is recognised in OCI or directly in equity respectively.

Current tax is the expected tax payable on the taxable income for the year, using tax rates enacted or substantively enacted at the reporting date, and any adjustment to tax payable in respect of previous years.

Deferred tax is recognised using the balance sheet method, providing for temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes.

Deferred tax is not recognised for:

- temporary differences on the initial recognition of assets or liabilities in a transaction that is not a business combination and at the time of the transaction that
  i. affects neither accounting nor taxable profit or loss and;
  ii. does not give rise to equal taxable and deductible temporary differences;
- temporary differences relating to investments in subsidiaries, joint ventures and associates if the timing of reversal of the temporary differences can be controlled and it is probable that the temporary differences will not reverse in the foreseeable future; and
- taxable temporary differences arising upon the initial recognition of goodwill.

Deferred tax assets are recognised for all deductible temporary differences, the carry forward of unused tax credits and any unused tax losses to the extent that it is probable that taxable profit will be available against which the deductible temporary differences, and the carry forward of unused tax credits and unused tax losses can be utilized,

Any deferred tax asset or liability arising from deductible or taxable temporary differences in respect of unrealised inter-company profit or loss on inventories held by the Company in different tax jurisdictions is recognised using the tax rate of the jurisdiction in which such inventories are held. Withholding tax arising out of payment of dividends to shareholders under the Indian Income tax regulations is not considered as tax expense for the Company and all such taxes are recognised in the statement of changes in equity as part of the associated dividend payment.

Deferred tax is measured at the tax rates that are expected to be applied to the temporary differences when they reverse, based on the laws that have been enacted or substantively enacted at the reporting date. Deferred tax assets and liabilities are offset if there is a legally enforceable right to offset current tax liabilities and assets, and they relate to income taxes levied by the same tax authority on the same taxable entity, or on different tax entities, but they intend to settle current tax liabilities and assets on a net basis or their tax assets and liabilities will be realised simultaneously in each future period in which significant amounts of deferred tax liabilities or assets are expected to be settled or recovered.

Accruals for uncertain tax positions are measured using either the most likely amount or the expected value amount depending on which method the entity expects to better predict the resolution of the uncertainty. Tax benefits are not recognised unless the tax positions will probably be accepted by the tax authorities. This is based upon management's interpretation of applicable laws and regulations and the expectation of how the tax authority will resolve the matter. Once considered probable of not being accepted, management reviews each material tax benefit and reflects the effect of the uncertainty in determining the related taxable amounts.

q) Government grants and incentives

The Company recognizes government grants only when there is reasonable assurance that the conditions attached to them will be complied with, and the grants will be received. Grants related to income and other incentives are

Notes to Financial Statements

(All amounts in Indian Rupees millions, except share data and where otherwise stated)

deducted in reporting the related expense in the standalone statement of Profit and Loss.

r) Dividend

The Company recognises a liability to pay a dividend when the distribution is authorised, and the distribution is no longer at the discretion of the Company.

In the case of interim dividends to equity shareholders, this is when declared by the Board of Directors. In the case of final dividends, this is when approved by the shareholders at the Annual General Meeting of the Company.

s) Rounding of amounts

All amounts in Indian Rupees disclosed in the standalone financial statements and notes have been rounded off to the nearest million currency units unless otherwise stated.

1.4 Determination of fair values

The Company's accounting policies and disclosures require the determination of fair value, for all financial and certain non-financial assets and liabilities.
Fair values have been determined for measurement and/or disclosure purposes based on the following methods. When applicable, further information about the assumptions made in determining fair values is disclosed in the notes specific to that asset or liability.

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The fair value measurement is based on the presumption that the transaction to sell the asset or transfer the liability takes place either: in the principal market for the asset or liability, or in the absence of a principal market, in the most advantageous market for the asset or liability. The principal or the most advantageous market must be accessible by the Company. The fair value of an asset or a liability is measured using the assumptions that market participants would use when pricing the asset or liability, assuming that market participants act in their economic best interest.

All assets and liabilities for which fair value is measured or disclosed in the standalone financial statements are categorized within the fair value hierarchy, described as follows, based on the lowest level input that is significant to the fair value measurement as a whole:

- Level 1 — Quoted (unadjusted) market prices in active markets for identical assets or liabilities.
- Level 2 — Valuation techniques for which the lowest level input that is significant to the fair value measurement is directly or indirectly observable.
- Level 3 — Valuation techniques for which the lowest level input that is significant to the fair value measurement is unobservable.

For assets and liabilities that are recognized in the standalone financial statements at fair value on a recurring basis, the Company determines whether transfers have occurred between levels in the hierarchy by re-assessing categorization (based on the lowest level input that is significant to the fair value measurement as a whole) at the end of each reporting period.

External valuers are involved for valuation of significant assets, such as assets acquired in a business combination and significant liabilities, such as contingent consideration. Involvement of external valuers is determined by the management, based on market knowledge, reputation, independence and whether professional standards are maintained.

a) Intangible assets

The fair value of brands, technology related intangibles, and patents and trademarks acquired in a business combination is based on the discounted estimated royalty payments that have been avoided as a result of these brands, technology related intangibles, patents or trademarks being owned (the "relief of royalty method"). The fair value of customer related, product related and other intangibles acquired in a business combination has been determined using the multi-period excess earnings method. Under this method, value is estimated as the present value of the benefits anticipated from ownership of the intangible assets in excess of the returns required or the investment

Notes to Financial Statements

(All amounts in Indian Rupees millions, except share data and where otherwise stated)

in the contributory assets necessary to realise those benefits.

b) **Inventories**

The fair value of inventories acquired in a business combination is determined based on its estimated selling price in the ordinary course of business less the estimated costs of completion and sale, and a reasonable profit margin based on the effort required to complete and sell the inventories.

c) **Investments in equity and debt securities and units of mutual funds**

The fair value of marketable equity and debt securities is determined by reference to their quoted market price at the reporting date. For debt securities where quoted market prices are not available, fair value is determined using pricing techniques such as discounted cash flow analysis.

In respect of investments in mutual funds, the fair values represent net asset value as stated by the issuers of these mutual fund units in the published statements. Net asset values represent the price at which the issuer will issue further units in the mutual fund and the price at which issuers will redeem such units from the investors.

Accordingly, such net asset values are analogous to fair market value with respect to these investments, as transactions of these mutual funds are carried out at such prices between investors and the issuers of these units of mutual funds.

d) **Derivatives**

The fair value of foreign exchange forward contracts is estimated by discounting the difference between the contractual forward price and the current forward price for the residual maturity of the contract using a risk-free interest rate (based on government bonds). The fair value of foreign currency option and swap contracts and interest rate swap contracts is determined based on the appropriate valuation techniques, considering the terms of the contract.

e) **Non-derivative financial liabilities**

Fair value, which is determined for disclosure purposes, is calculated based on the present value of future principal and interest cash flows, discounted at the market rate of interest at the reporting date. In respect of the Company's borrowings that have floating rates of interest, their fair value approximates carrying value.

f) **Contingent consideration**

The fair value of the contingent consideration arising out of business combination is estimated by applying the income approach. The fair value measurement is based on significant inputs that are not observable in the market, which Ind AS 113, "Fair Value Measurement" refers to as Level 3 inputs.

Notes to Financial Statements

(All amounts in Indian Rupees millions, except share data and where otherwise stated)

2.1 Property, plant and equipment

Particulars	Land	Buildings	Plant and equipment	Furniture, fixtures and office equipment	Vehicles	Total
Gross carrying value						
Balance as at April 1, 2022	1,771	20,709	74,441	5,206	580	102,707
Additions	5	1,574	11,668	937	340	14,524
Disposals	-	(100)	(1,786)	(284)	(90)	(2,260)
Balance as at March 31, 2023	**1,776**	**22,183**	**84,323**	**5,859**	**830**	**114,971**
Balance as at April 1, 2023	1,776	22,183	84,323	5,859	830	114,971
Additions	276	1,105	8,825	921	337	11,464
Disposals	(43)	(10)	(1,633)	(419)	(123)	(2,228)
Balance As at March 31, 2024	**2,009**	**23,278**	**91,515**	**6,361**	**1,044**	**124,207**
Accumulated Depreciation						
Balance as at April 1, 2022	-	7,421	50,333	4,403	310	62,467
Depreciation for the year	-	994	5,284	518	185	6,981
Disposals	-	(78)	(1,436)	(286)	(56)	(1,856)
Balance as at March 31, 2023	**-**	**8,337**	**54,181**	**4,635**	**439**	**67,592**
Balance as at April 1, 2023	-	8,337	54,181	4,635	439	67,592
Depreciation for the year	14	1,062	5,606	681	218	7,581
Disposals	-	(8)	(1,551)	(412)	(89)	(2,060)
Balance As at March 31, 2024	**14**	**9,391**	**58,236**	**4,904**	**568**	**73,113**
Net carrying value						
As at March 31, 2023	1,776	13,846	30,142	1,224	391	47,379
As at March 31, 2024	**1,995**	**13,887**	**33,279**	**1,457**	**476**	**51,094**

Leases:

The Company has lease contracts for various items of property, plant and equipment used in its operations. Below are the carrying amounts of right-of-use assets recognised and the movements during the year included in the above property, plant and equipment:

Particulars	Land	Buildings	Plant and equipment	Furniture, fixtures and office equipment	Vehicles	Total
Gross carrying value						
Balance as at April 1, 2022	-	137	3	67	422	629
Additions	-	71	-	18	300	389
Disposals	-	(73)	-	-	(94)	(167)
Balance as at March 31, 2023	**-**	**135**	**3**	**85**	**628**	**851**
Balance as at April 1, 2023	-	135	3	85	628	851
Additions	251	10	-	23	314	598
Disposals	-	-	-	(27)	(98)	(125)
Balance As at March 31, 2024	**251**	**145**	**3**	**81**	**844**	**1,324**
Accumulated depreciation						
Balance as at April 1, 2022	-	88	2	36	187	313
Depreciation for the year	-	37	-	13	168	218
Disposals	-	(72)	-	-	(60)	(132)
Balance as at March 31, 2023	**-**	**53**	**2**	**49**	**295**	**399**
Balance as at April 1, 2023	-	53	2	49	295	399
Depreciation for the year	14	38	1	15	199	267
Disposals	-	-	-	(27)	(64)	(91)
Balance As at March 31, 2024	**14**	**91**	**3**	**37**	**430**	**575**
Net carrying value						
As at March 31, 2023	-	82	1	36	333	452
As at March 31, 2024	**237**	**54**	**-**	**44**	**414**	**749**

Notes to Financial Statements

(All amounts in Indian Rupees millions, except share data and where otherwise stated)

2.1 Property, plant and equipment (continued)

The following are the amounts recognised in the statement of Profit and Loss:

Particulars	For the year ended March 31, 2024	For the year ended March 31, 2023
Depreciation expense of right-of-use assets	267	218
Interest expense on lease liabilities	124	83
	391	**301**

The Company had total cash outflows for leases of ₹ 532 during the year ended March 31, 2024. The maturity analysis of lease liabilities is disclosed in note 2.10 B of these financial statements.

Capital commitments

As of March 31, 2024 and March 31, 2023, the Company was committed to spend ₹ 15,656 and ₹ 7,281, respectively, under agreements to purchase property, plant and equipment. This amount is net of capital advances paid in respect of such purchase commitments.

Interest capitalisation

During the years ended March 31, 2024 and March 31, 2023, the Company capitalised interest cost of ₹ 143 and ₹ 285, respectively, with respect to qualifying assets. The average rate for capitalisation of interest cost for the years ended March 31, 2024 and March 31, 2023 was approximately 2.58% and 5.31% respectively.

2.2 Capital work-in-progress

Particulars	As at March 31, 2024	As at March 31, 2023
Capital work-in-progress	11,719	8,991

Particulars	For the year ended March 31, 2024
Balance at the beginning of the year	**8,991**
Add: Additions during the year	12,924
Less: Capitalisations during the year	(10,196)
Balance at the end of the year	**11,719**

Capital work-in-progress (CWIP) Ageing schedule

Particulars	Amount in CWIP for a period of				Total
	Less than 1 year	1-2 years	2-3 years	More than 3 years	
Projects in progress	10,092	1,184	342	77	11,695
Projects temporarily suspended	10	14	-	-	24
Balance as at March 31, 2024	**10,102**	**1,198**	**342**	**77**	**11,719**
Projects in progress	6,567	1,412	547	214	8,740
Projects temporarily suspended	20	31	93	107	251
Balance as at March 31, 2023	**6,587**	**1,443**	**640**	**321**	**8,991**

Notes to Financial Statements

(All amounts in Indian Rupees millions, except share data and where otherwise stated)

2.2 Capital work-in-progress (continued)

For CWIP, whose completion is overdue or has exceeded its cost compared to its original plan the project wise details of when the project is expected to be completed it given below:-

Particulars	To be completed in				Total
	Less than 1 year	1-2 years	2-3 years	More than 3 years	
Projects in progress					
Biologics_Infrastructure	1,006	-	-	-	1,006
FTO-11 Non Onco facility	361	-	-	-	361
FTO-11 Onco facility	869	-	-	-	869
Balance As at March 31, 2024	**2,236**	**-**	**-**	**-**	**2,236**
Projects in progress					
FTO - 11 oncology facility	1,393	-	-	-	1,393
Viral vaccine facility (Biologics_Infrastructure)	653	-	-	-	653
CTO SEZ PB4 Facility	346	-	-	-	346
Balance as at March 31, 2023	**2,392**	**-**	**-**	**-**	**2,392**

2.3 Goodwill

Goodwill arising upon business combinations is not amortised but tested for impairment at least annually or more frequently if there is any indication that the cash generating unit to which goodwill is allocated is impaired.

Particulars	As at March 31, 2024	As at March 31, 2023
Gross carrying value		
Opening balance	853	853
Goodwill arising on Business combination	-	-
Disposals	-	-
Closing balance	**853**	**853**
Impairment loss		
Opening balance	-	-
Impairment loss	-	-
Disposals	-	-
Closing balance	**-**	**-**
Net carrying value	**853**	**853**

For the purpose of impairment testing, goodwill is allocated to a cash generating unit, representing the lowest level within the Company at which goodwill is monitored for internal management purposes and which is not higher than the Company's operating segment.

The carrying amount of goodwill was allocated to the cash generating units as follows:

Particulars	As at March 31, 2024	As at March 31, 2023
Global Generics-Branded Formulations	853	853

The recoverable amounts of the above cash generating units have been assessed using a value-in-use model. Value-in-use is generally calculated as the net present value of the projected post-tax cash flows plus a terminal value of the cash generating unit to which the goodwill is allocated. Initially, a post-tax discount rate is applied to calculate the net present value of the post-tax cash flows. Key assumptions upon which the Company has based its determinations of value-in-use include:

Notes to Financial Statements

(All amounts in Indian Rupees millions, except share data and where otherwise stated)

2.3 Goodwill (continued)

a) Estimated cash flows for five years, based on management's projections.

b) A terminal value arrived at by extrapolating the last forecasted year cash flows to perpetuity, using a constant long-term growth rate of 0%. This long-term growth rate takes into consideration external macroeconomic sources of data. Such long-term growth rate considered does not exceed that of the relevant business and industry sector.

c) The after tax discount rates used are based on the Company's weighted average cost of capital.

d) The after tax discount rate used is 11.0% for various cash generating units. The pre-tax discount rate is 14.7%.

The Company believes that any reasonably possible change in the key assumptions on which a recoverable amount is based would not cause the aggregate carrying amount to exceed the aggregate recoverable amount of the cash-generating unit.

2.4 Other intangible assets

Particulars	Product related intangibles	Others	Total
Gross carrying value			
Balance as at April 1, 2022	27,702	2,156	29,858
Additions	5,123	561	5,684
Balance as at March 31, 2023	**32,825**	**2,717**	**35,542**
Balance as at April 1, 2023	32,825	2,717	35,542
Additions[(1)]	1,184	1,186	2,370
Balance As at March 31, 2024	**34,009**	**3,903**	**37,912**
Amortisation/impairment loss			
Balance as at April 1, 2022	8,020	1,499	9,519
Amortisation for the year	1,934	317	2,251
Impairment loss [(2)]	32	19	51
Balance as at March 31, 2023	**9,986**	**1,835**	**11,821**
Balance as at April 1, 2023	9,986	1,835	11,821
Amortisation for the year	1,795	380	2,175
Impairment loss [(2)]	(28)	-	(28)
Balance As at March 31, 2024	**11,753**	**2,215**	**13,968**
Net carrying value			
As at March 31, 2023	22,839	882	23,721
As at March 31, 2024	**22,256**	**1,688**	**23,944**

(1) *Additions duing the year ended March 31, 2024 includes the acquisition of the toripalimab from Shanghai Junschi Biosciences Co. Ltd for total consideration of ₹ 824.*

(2) *During the year ended March 31, 2024, the Company recorded a reversal of impairment loss of ₹ 35 in March 2024, with respect to enalaprilat (generic version of Vasotec®) pursuant to launch of the products during the year. The company re-assessed the recoverable amount pursuant to favorable market conditions and change in circumstances that led to initial impairment during year ended March 31, 2021, by revisiting the market volumes, share and price assumptions of this product and accordingly capitalized under Product related intangibles with corresponding reversal of impairment loss of ₹ 35. This pertains to the Company's Global Generics segment.*

Further, the company recorded an impairment loss of ₹ 7 on account of decreased market potential of certain products, forming part of the Company's Global Generics segment.

Notes to Financial Statements

(All amounts in Indian Rupees millions, except share data and where otherwise stated)

2.3 Goodwill (continued)

Details of significant intangible assets As at March 31, 2024:

Particulars	Acquired from	Carrying Cost
Select portfolio of branded generics business	Wockhardt Limited	11,838
Cardiovascular brand Cidmus® in India	Novartis AG	4,386
Select portfolio of dermatology, respiratory and pediatric assets	UCB India Private Limited and affiliates	3,056
Select Anti-allergy brands	Glenmark Pharmaceuticals Limited	1,184

Details of significant intangible assets As at March 31, 2023:

Particulars	Acquired from	Carrying Cost
Select portfolio of branded generics business	Wockhardt Limited	12,639
Cardiovascular brand Cidmus® in India	Novartis AG	4,577
Select portfolio of dermatology, respiratory and pediatric assets	UCB India Private Limited and affiliates	3,560
Select Anti-allergy brands	Glenmark Pharmaceuticals Limited	1,285

2.5 Intangible assets under development

Particulars	For the year ended March 31, 2024	For the year ended March 31, 2023
Opening balance	253	212
Add: Additions during the year[(1)]	205	41
Less: Capitalisations during the year	(67)	-
Closing balance	**391**	**253**

(1) *Includes ₹ 125 towards the product ephedrine, which was capitalized from Intangible assets under development to product related intangibles because the same was available for use and subject to amortization.*

Intangible assets under development (IAUD) Ageing schedule

Particulars	Amount for a period of				Total
	Less than 1 year	1-2 years	2-3 years	More than 3 years	
Projects in progress	205	40	75	71	391
Balance As at March 31, 2024	**205**	**40**	**75**	**71**	**391**

Particulars	Amount for a period of				Total
	Less than 1 year	1-2 years	2-3 years	More than 3 years	
Projects in progress	40	75	-	138	253
Balance as at March 31, 2023	**40**	**75**	**-**	**138**	**253**

2.6 Financial assets

2.6 A. Investments

Investments consist of investments in units of equity securities, mutual funds, preference shares, limited liability partnership firm, bonds, commercial paper.

Notes to Financial Statements

(All amounts in Indian Rupees millions, except share data and where otherwise stated)

2.6 A. Investments (continued)

Particulars	As at March 31, 2024	As at March 31, 2023
Investments at FVTOCI		
Quoted equity shares (fully paid-up)		
Nil (March 31, 2023: 25,000) equity shares of ₹ 1/- each of State Bank of India, India	-	13
Quoted equity shares (fully paid-up) (I)	-	13
Investments in Market linked debentures (II)	-	994
Total investments at FVTOCI (A)	**-**	**1,007**
Investments carried at cost		
Unquoted equity shares (fully paid-up)		
I. In subsidiary companies		
105,640,410 (March 31, 2023: 105,640,410) equity shares of CHF 1 each of Dr. Reddy's Laboratories SA, Switzerland	13,515	13,515
2,499,726 (March 31, 2023: 2,499,726) equity shares of ₹ 10/- each of Idea2Enterprises (India) Private Limited, India	1,536	1,536
90,544,104 (March 31, 2023: 90,544,104) equity shares of ₹ 10/- each of Aurigene Oncology Limited, India (Formerly Aurigene Discovery Technologies Limited, India)	974	974
36,249,230 (March 31, 2023: 36,249,230) shares of Real US$ 1 each of Dr. Reddy's Farmaceutica Do Brasil Ltda., Brazil	825	825
140,526,270 (March 31, 2023: 140,526,270) Series "A" shares of Peso 1 each of Industrias Quimicas Falcon de Mexico S.A. de C.V., Mexico	709	709
84,825,277 (March 31, 2023: 64,825,277) equity shares of ₹ 10/- each of Dr. Reddy's Bio-sciences Limited, India	774	574
123,000 (March 31, 2023: 123,000) equity shares of ₹ 100/- each of Imperial Credit Private Limited, India	31	31
95,000,000 (March 31, 2023: 45,000,000) equity shares of ₹ 10/- each of Svass Wellness Limited, India (Formerly Regkinetics Services Limited, India)	950	450
134,513 (March 31, 2023: 134,513) equity shares of ₹ 10/- each of Cheminor Investments Limited, India	1	1
34 (March 31, 2023: 34) equity shares of US US$ 10/- each of Dr. Reddy's Laboratories Inc.	1	1
9,050,000 (March 31, 2023: 50,000) equity shares of ₹ 10/- each of Dr. Reddy's Formulations Limited	91	1
	19,407	**18,617**
Less: Impairment		
Dr. Reddy's Farmaceutica Do Brasil Ltda., Brazil	(622)	(622)
Imperial Credit Private Limited, India	(5)	(5)
Svass Wellness Limited (Formerly Regkinetics Services Limited, India)[1]	(288)	-
Total unquoted investments in equity shares of subsidiary companies (I)	**18,492**	**17,990**
II. In joint ventures		
Equity shares held in Kunshan Rotam Reddy Pharmaceutical Co. Limited, China[2]	429	429
8,580,000 (March 31, 2023: 8,580,000) equity shares of ₹ 10/- each of DRES Energy Private Limited, India	86	86
Total unquoted investments in equity shares of joint ventures (II)	**515**	**515**
III. In associate		
427,800 (March 31, 2023: Nil) equity shares of Rs.10/- each of O2 Renewable Energy IX Private Limited	4	-
Total unquoted investments in equity shares of joint ventures (II)	**4**	**-**

Notes to Financial Statements

(All amounts in Indian Rupees millions, except share data and where otherwise stated)

2.6 A. Investments (continued)

Particulars	As at March 31, 2024	As at March 31, 2023
Compulsory Convertible Debentures		
IV. In associate		
7,284 (March 31, 2023: Nil) compulsory convertible debentures of Rs. 1,000/- each of O2 Renewable Energy IX Private Limited	8	-
Total unquoted investments in compulsory convertible debentures in joint ventures (II)	**8**	**-**
Total investments carried at cost (I+II)(B)	**19,019**	**18,505**

[1] The Company assessed the recoverable amount of investment in equity shares of its subsidiary, Svaas Wellness Limited, India and recognized impairment loss of ₹ 288 as the recoverable value is below the carrying value of the investment held by the Company. This impairment loss pertains to the Company's Others segment.

[2] Shares held in Kunshan Rotam Reddy Pharmaceutical Co. Limited, China are not denominated in number of shares as per the laws of the country.

Particulars	As at March 31, 2024	As at March 31, 2023
Investments at FVTPL		
I. Investment in unquoted equity shares		
8,859 (March 31, 2023: 8,859) equity shares of ₹ 100/- each of Jeedimetla Effluent Treatment Limited, India	1	1
Ordinary shares of Biomed Russia Limited, Russia[1][2]	-	-
200,000 (March 31, 2023: 200,000) equity shares of ₹ 10/- each of Altek Engineering Limited, India[2]	-	-
24,000 (March 31, 2023: 24,000) equity shares of ₹ 100/- each of Progressive Effluent Treatment Limited, India[2]	-	-
20,250 (March 31, 2023: 20,250) equity shares of ₹ 10/- each of Shivalik Solid Waste Management Limited, India[2]	-	-
Total unquoted trade investments in equity shares of other companies (I)	**1**	**1**

[1] Shares held in Biomed Russia Limited are not denominated in number of shares as per the laws of the country.

[2] Rounded off to millions in the note above.

Particulars	As at March 31, 2024	As at March 31, 2023
II. Investment in partnership firms		
ABCD Technologies LLP	297	378
III. Investment in unquoted mutual funds	37,757	36,692
IV. Investment in quoted equity shares		
443,651 (March 31, 2023: 545,131) equity shares of Journey Medical Corporation	136	70
Total investments at FVTPL (I + II + III + IV) (C)	**38,190**	**37,141**
Investments carried at amortised cost		
I. Investment in 20,000,000 (March 31, 2023: 20,000,000) preference shares shares of ₹ 10/- each of Svass Wellness Limited, India (Formerly Regkinetics Services Limited, India)	200	200
II. Investments in bonds	974	2,894
III. Investments in commercial paper	2,312	2,328
V. Investment in Non-convertible debentures of Dr. Reddy's Laboratories Inc.	12,510	12,325
Total investments carried at amortised cost (D)	**15,997**	**17,747**
Total investments (A+B+C+D)	**73,206**	**74,400**
Current	41,179	42,978
Non-current	32,027	31,422
	73,206	**74,400**

Notes to Financial Statements

(All amounts in Indian Rupees millions, except share data and where otherwise stated)

2.6 B. Trade receivables (continued)

Particulars	As at March 31, 2024	As at March 31, 2023
Aggregate book value of quoted investments	136	83
Aggregate market value of quoted investments	136	83
Aggregate value of unquoted investments	73,985	74,944
Aggregate amount of impairment in the value of investments in the unquoted equity shares	915	627

Particulars	As at March 31, 2024	As at March 31, 2023
Trade receivables from other parties	15,532	13,501
Receivables from subsidiaries and joint ventures (Refer note 2.24)	30,707	29,388
	46,239	**42,889**
Details of security		
Considered good, unsecured	46,298	42,991
Credit impaired	489	325
	46,787	**43,316**
Less: Allowance for credit losses	(548)	(427)
	46,239	**42,889**
Current	46,239	42,889
	46,239	**42,889**

Pursuant to certain arrangement with a bank, the Company sold to the bank certain of its trade receivables forming part of its Global Generics segment, on a non-recourse basis. The receivables sold were mutually agreed upon with the respective bank after considering the creditworthiness and contractual terms with the customer. The Company has transferred substantially all the risks and rewards of ownership of such receivables sold to the respective bank, and accordingly, the same were derecognized in the Balance Sheet. During the year ended March 31, 2024, the amount of trade receivables de-recognised pursuant to the aforesaid arrangement ₹ Nil (March 31, 2023: ₹ 1,247)

In accordance with Ind AS 109, the Company uses the expected credit loss ("ECL") model for measurement and recognition of impairment loss on its trade receivables or any contractual right to receive cash or another financial asset that result from transactions that are within the scope of Ind AS 115. For this purpose, the Company uses a provision matrix to compute the expected credit loss amount for trade receivables. The provision matrix takes into account external and internal credit risk factors and historical data of credit losses from various customers. The details of changes in allowance for credit losses during the year ended March 31, 2024 and March 31, 2023 are as follows:

Particulars	For the year ended March 31, 2024	For the year ended March 31, 2023
Balance at the beginning of the year	427	422
Provision made during the year, net of reversals	131	51
Trade receivables written off during the year	(10)	(46)
Balance at the end of the year	**548**	**427**

Notes to Financial Statements

(All amounts in Indian Rupees millions, except share data and where otherwise stated)

2.6 B. Trade receivables (continued)

Trade Receivables Ageing Schedule

Particulars	Outstanding for following periods from due date of payment						Total
	Not due	Less than 6 months	6 months -1 year	1-2 Years	2-3 years	More than 3 years	
(i) Undisputed Trade receivables - considered good	35,893	7,535	2,458	-	-	-	45,886
(ii) Undisputed Trade Receivables - credit impaired	-	6	8	264	30	77	385
(iii) Disputed Trade Receivables - considered good	-	-	-	412	-	-	412
(iii) Disputed Trade Receivables - credit impaired	-	10	8	42	-	44	104
							46,787
Less: Allowance for credit losses							(548)
Balance As at March 31, 2024							**46,239**

Particulars	Outstanding for following periods from due date of payment						Total
	Not due	Less than 6 months	6 months -1 year	1-2 Years	2-3 years	More than 3 years	
(i) Undisputed Trade receivables - considered good	34,041	5,945	3,005	-	-	-	42,991
(ii) Undisputed Trade Receivables - credit impaired	-	-	-	161	28	68	257
(iii) Disputed Trade Receivables - credit impaired	-	-	-	18	6	44	68
							43,316
Less: Allowance for credit losses							(427)
Balance as at March 31, 2023							**42,889**

2.6 C. Loans

Particulars	As at March 31, 2024	As at March 31, 2023
Considered good, unsecured		
Loans and advances to subsidiaries including step down subsidiaries[1]	617	11
	617	**11**
Considered doubtful, unsecured		
Loans and advances to subsidiaries including step down subsidiaries[1]	-	-
	617	**11**
Less: Allowance for doubtful loans and advances	-	-
	617	**11**

[1] *Loans and advances to subsidiaries including step down subsidiaries comprise:*

Particulars	Balance as at		Maximum amount outstanding at any time during the year ended	
	March 31, 2024	March 31, 2023	March 31, 2024	March 31, 2023
Subsidiaries				
DRL Impex Limited, India	11	11	11	11
Aurigene Pharmaceutical Services Limited	600	-	600	
Dr. Reddy's Formulations Limited	6	-	6	
	617	**11**		

Loans and advances to subsidiaries are given for the purpose of working capital and other business requirements, settlement of which is neither planned nor likely to occur in the next twelve months. Loans given to DRL Impex Limited, India and Cheminor Investments Limited, India are interest free.

Notes to Financial Statements

(All amounts in Indian Rupees millions, except share data and where otherwise stated)

2.6 D. Other financial assets

Particulars	As at March 31, 2024	As at March 31, 2023
I. Non-current assets		
Considered good, unsecured		
Security deposits	585	533
Other assets	334	-
	919	**533**
II. Current assets		
Considered good, unsecured		
Term deposits with banks (remaining maturity less than 12 months)	20,143	-
Claims receivable	11	16
Interest accrued but not due on investments[1]	1,328	473
Receivables from subsidiary companies including step down subsidiaries: (refer note 2.24)		
Dr. Reddy's Laboratories Inc., USA	45	80
Dr. Reddy's Bio-sciences Limited, India	20	10
Aurigene Pharmaceutical Services Limited	143	112
Svaas Wellness Limited, India (Formerly Regkinetics Services Limited, India)	162	33
Aurigene Discovery Technologies Limited, India	4	10
Idea2Enterprises (India) Private Limited, India		
Others	14	6
Other receivables (refer note 2.6 B)	-	1,247
Other assets	208	237
Unsecured, considered doubtful		
Claims receivable	134	134
	22,212	**2,358**
Less: Allowance for doubtful advances	(134)	(134)
	22,078	**2,224**

[1] Interest accrued but not due includes an amount of

a) ₹ 237 (March 31, 2023: ₹ 91) pertaining to Non-Convertible Debentures from Dr. Reddy's Laboratories Inc., USA. (refer note 2.24)

b) ₹ 12 (March 31, 2023: ₹ Nil) pertaining to Loan given to Aurigene Pharmaceutical Services Private Limited. (refer note 2.24)

2.6 E. Cash and cash equivalents

Particulars	As at March 31, 2024	As at March 31, 2023
Balances with banks		
In current accounts	674	347
In EEFC accounts	29	200
In term deposits with banks (original maturities less than 3 months)	1,154	420
Cash on hand*	-	-
Other balances		
In unclaimed dividend accounts	87	86
LC and Bank guarantee margin money	70	70
Cash and cash equivalents in the statement of cash flow (including restricted cash)	**2,014**	**1,123**
* Rounded off to million		
Restricted cash balances included above		
Balance in unclaimed dividend and debenture interest account	87	86
Other restricted cash balances	**70**	70

Notes to Financial Statements

(All amounts in Indian Rupees millions, except share data and where otherwise stated)

2.6 F. Other bank balances

Particulars	As at March 31, 2024	As at March 31, 2023
Term deposits with banks (original maturities more than 3 months but less than 12 months)	10,155	5,335
	10,155	**5,335**

2.7 Other assets

Particulars	As at March 31, 2024	As at March 31, 2023
A. Non-current assets		
Considered good, unsecured		
Capital advances	709	156
	709	**156**
B. Current assets		
Considered good, unsecured		
Balances and receivables from statutory authorities[1]	9,663	7,984
Government incentives receivable[2]	2,900	1,042
Advances to material suppliers	323	237
Prepaid expenses	1,053	956
Others[3]	2,201	1,970
Considered doubtful, unsecured		
Other advances	65	161
	16,205	**12,350**
Less: Allowance for doubtful advances	(65)	(161)
	16,140	**12,189**

(1) Balances and receivables from statutory authorities primarily consist of amounts recoverable towards the goods and service tax ("GST"), excise duty, value added tax and from customs authorities of India.

(2) Primarily consist of amounts receivable from various government authorities of India towards benefits on export sales made by the Company and other incentives.

(3) Others primarily includes advances given to vendors, employees and gratuity plan assets of ₹ Nil (March 31, 2023: ₹ 17)

2.8 Inventories

Particulars	As at March 31, 2024	As at March 31, 2023
Raw materials (includes in transit ₹ 137 ; March 31, 2023: ₹ 80)	15,532	9,221
Work-in-progress	12,071	10,250
Finished goods	5,263	5,145
Stock-in-trade	2,667	2,218
Packing materials, stores and spares	4,656	3,596
	40,189	**30,430**

During the year ended March 31, 2024, the Company recorded inventory write-down of ₹ 2,411 (March 31, 2023: ₹ 4,048) in the standalone statement of Profit and Loss.

Notes to Financial Statements

(All amounts in Indian Rupees millions, except share data and where otherwise stated)

2.9 Share capital

Particulars	As at March 31, 2024	As at March 31, 2023
Authorised share capital		
290,000,000 equity shares of ₹ 5/- each (March 31, 2023: 290,000,000)	1,450	1,450
Issued equity capital		
166,818,466 equity shares of ₹ 5/- each fully paid-up (March 31, 2023: 166,528,076)	834	833
Subscribed and fully paid-up		
166,818,266 equity shares of ₹ 5/- each fully paid-up (March 31, 2023: 166,527,876)	834	833
Add: Forfeited share capital ('e)	-	-
	834	**833**

(a) Reconciliation of the equity shares outstanding is set out below:

Particulars	For the year ended March 31, 2024		For the year ended March 31, 2023	
	No. of shares	Amount	No. of shares	Amount
Opening number of equity shares/share capital	166,527,876	833	166,425,849	832
Add: Equity shares issued pursuant to employee stock option plan[1]	290,390	1	102,027	1
Closing number of equity shares/share capital	**166,818,266**	**834**	**166,527,876**	**833**
Treasury shares[2]	289,791	991	371,144	1,269

[1] *During the years ended March 31, 2024 and March 31, 2023, equity shares were issued as a result of the exercise of vested options granted to employees pursuant to the Dr. Reddy's Employees Stock Option Plan, 2002 and Dr. Reddy's Employees Stock Option Plan, 2007. The options exercised had an exercise price of ₹ 5, ₹ 1,982, ₹ 2,607, ₹ 2,814, ₹ or 3,679, per share. Upon the exercise of such options, the amount of compensation cost (computed using the grant date fair value) previously recognised in the "share-based payment reserve" was transferred to"securities premium" in the Statement of Changes in Equity.*

[2] *Pursuant to the special resolution approved by the shareholders in the Annual General Meeting held on July 27, 2018, the Dr. Reddy's Employees ESOS Trust (the "ESOS Trust") was formed to support the Dr. Reddy's Employees Stock Option Scheme, 2018 by acquiring, from the Company or through secondary market acquisitions, equity shares which are used for issuance to eligible employees (as defined therein) upon exercise of stock options thereunder. During the years ended March 31, 2024 and March 31, 2023, an aggregate of 81,353 and 49,295 equity shares, respectively were issued as a result of the exercise of vested options granted to employees pursuant to the Dr. Reddy's Employees Stock Option Scheme, 2018. The options exercised had an exercise price of ₹ 2,607, ₹ 2,814, ₹ 3,679, ₹ 4,212,₹ 4,338 or ₹ 5,301 per share. Upon the exercise of such options, the amount of compensation cost (computed using the grant date fair value) previously recognised in the "share based payment reserve" was transferred to "securities premium" in the statement of changes in equity. In addition, any difference between the carrying amount of treasury shares and the consideration received was recognised in the "securities premium".*

As of March 31, 2024 and March 31, 2023, the ESOS Trust had outstanding 289,791 and 371,144 shares, respectively, which it purchased from the secondary market for an aggregate consideration of ₹ 991 and ₹ 1,269, respectively. Refer note 2.25 of these financial statements for further details on the Dr. Reddy's Employees Stock Option Scheme, 2018.

During the year ended 31 March 2024 and 31 March 2023, an aggregate of Nil and 48,032 equity shares respectively, representing unappropriated inventory of shares that are not backed by grants, acquired through secondary market acquisitions were sold for an aggregate consideration of ₹ 211 in the secondary market pursuant to requirements under Chapter II Regulation 3(12) of the SEBI (share based employee benefits and sweat equity) Regulations, 2021.

(b) Terms / rights attached to the equity shares

The Company has only one class of equity shares having a par value of ₹ 5 per share. For all matters submitted to vote in a shareholders meeting of the Company, every holder of an equity share, as reflected in the records of the Company as on the record date set for the shareholders meeting, shall have one vote in respect of each share held.

Should the Company declare and pay any dividends, such dividends will be paid in Indian rupees to each holder of equity shares in proportion to the number of shares held to the total equity shares outstanding as on that date. Indian law on foreign exchange governs the remittance of dividends outside India.

Notes to Financial Statements

(All amounts in Indian Rupees millions, except share data and where otherwise stated)

2.9 Share capital (continued)

In the event of liquidation of the Company, all preferential amounts, if any, shall be discharged by the Company. The remaining assets of the Company shall be distributed to the holders of equity shares in proportion to the number of shares held to the total equity shares outstanding as on that date.

Final dividends on equity shares are recorded as a liability on the date of their approval by the shareholders and interim dividends are recorded as a liability on the date of declaration by the Company's Board of Directors. The details of dividends paid by the Company are as follows:

Particulars	For the year ended March 31, 2024	For the year ended March 31, 2023
Dividend per share (in absolute ₹)	40	30
Dividend paid during the year	**6,648**	**4,979**

At the Company's Board of Directors' meeting held on May 07, 2024, the Board proposed a dividend of ₹ 40 per share and aggregating to ₹ 6,673, which is subject to the approval of the Company's shareholders.

(c) Details of shareholders holding more than 5% shares in the Company

Particulars	As at March 31, 2024		As at March 31, 2023	
	No. of shares held	% holding	No. of shares held	% holding
APS Trust (refer note 2.37)	34,345,308	20.59	34,345,308	20.62
Life Insurance Corporation of India and their associates	8,421,089	5.05	16,307,344	9.79

(d) 100,209 (March 31, 2023: 152,336) stock options are outstanding and are to be issued by the Company upon exercise of the same in accordance with the terms of exercise under the "Dr. Reddy's Employees Stock Option Plan, 2002", 276,599 (March 31, 2023: 457,077) stock options are outstanding and are to be issued by the Company upon exercise of the same in accordance with the terms of exercise under the "Dr. Reddy's Employees ADR Stock Option Plan, 2007" and 417,453 (March 31, 2023: 366,877) stock options are outstanding and are to be issued by the Company upon exercise of the same in accordance with the terms of exercise under the "Dr. Reddy's Employees Stock Option Scheme, 2018 ". (Refer note 2.25)

(e) Represents 200 equity shares of ₹ 5/- each, amount paid-up ₹ 500/- (rounded off to millions in the note above) forfeited due to non-payment of allotment money.

(f) Details of shares held by promoters

Promoter Name	As at March 31, 2024		As at March 31, 2023		% change during the year
	No. of shares at the end of the year	% of Total Shares	No. of shares at the end of the year	% of Total Shares	
APS Trust	34,345,308	20.59%	34,345,308	20.62%	0.00%
Satish Reddy Kallam (HUF)	5,523,677	3.31%	5,523,677	3.32%	0.00%
Gunupati Venkateswara Prasad (HUF)	2,543,418	1.52%	2,543,418	1.53%	0.00%
Samrajyam Reddy Kallam	1,120,499	0.67%	1,120,499	0.67%	0.00%
Satish Reddy Kallam	901,002	0.54%	901,002	0.54%	0.00%
Anuradha Gunupati	9,205	0.01%	9,205	0.01%	0.00%
Deepti Reddy Kallam	5,140	0.00%	5,140	0.00%	0.00%
G.V. Sanjana Reddy	5,140	0.00%	5,140	0.00%	0.00%
G. Mallika Reddy	5,139	0.00%	5,139	0.00%	0.00%
Sharathchandra Reddy Gunupati	2,600	0.00%	2,600	0.00%	0.00%

Notes to Financial Statements

(All amounts in Indian Rupees millions, except share data and where otherwise stated)

2.9 Share capital (continued)

Promoter Name	As at March 31, 2023 No. of shares at the end of the year	As at March 31, 2023 % of Total Shares	As at March 31, 2022 No. of shares at the end of the year	As at March 31, 2022 % of Total Shares	% change during the year
Dr. Reddy's Holdings Limited	-	-	41,325,300	24.83%	-100.00%
APS Trust	34,345,308	20.62%	-	-	100.00%
Satish Reddy Kallam (HUF)	5,523,677	3.32%	-	-	100.00%
Gunupati Venkateswara Prasad (HUF)	2,543,418	1.53%	1,117,940	0.67%	127.51%
Samrajyam Reddy Kallam	1,120,499	0.67%	1,115,360	0.67%	0.46%
Satish Reddy Kallam	901,002	0.54%	898,432	0.54%	0.29%
Anuradha Gunupati	9,205	0.01%	1,496	0.00%	515.31%
Deepti Reddy Kallam	5,140	0.00%	-	-	100.00%
G.V. Sanjana Reddy	5,140	0.00%	-	-	100.00%
G. Mallika Reddy	5,139	0.00%	-	-	100.00%
Sharathchandra Reddy Gunupati	2,600	0.00%	2,600	0.00%	0.00%

The percentage shareholding above has been computed considering the outstanding number of shares of 166,818,266 and 166,527,876 As at March 31, 2024 and March 31, 2023, respectively.

2.10 Financial liabilities

2.10 A. Current borrowings

Particulars	As at March 31, 2024	As at March 31, 2023
From Banks		
Unsecured		
Pre-shipment credit (a)	2,500	-
Other working capital borrowings (b)	4,600	6
	7,100	**6**

(a) Packing credit loans for the year ended March 31, 2024, comprised of INR denominated loans carrying rates of 3-months Treasury Bill plus 5 bps, 3-months Treasury Bill plus 10 bps and 3-months Treasury Bill and are repayable within 12 months from the date of drawdown.

(b) Other working capital borrowings for the year ended March 31, 2024, represent loans from State Bank of India, carrying rates of 3-months Treasury Bill plus 10 bps and are repayable on demand.

(c) The Company had uncommitted lines of credit of ₹ 49,400 and ₹ 50,194 as of March 31, 2024 and March 31, 2023, respectively, from its banks for working capital requirements. The Company has the right to draw upon these lines of credit based on its working capital requirements.

(d) Reconciliation of liabilities arising from financing activities

Current borrowings[1]

Particulars	For the year ended March 31, 2024	For the year ended March 31, 2023
Opening balance at the beginning of the year	6	21,711
Borrowings during the year	7,300	3,079
Borrowings repaid during the year	(206)	(24,784)
Closing balance at the end of the year	**7,100**	**6**

[1] *Does not include movement in bank overdraft*

Notes to Financial Statements

(All amounts in Indian Rupees millions, except share data and where otherwise stated)

2.10 B. Lease liabilities

Particulars	As at March 31, 2024	As at March 31, 2023
Secured		
Non-current		
Long-term maturities of lease obligation	495	286
	495	**286**
Current		
Current maturities of lease obligation	334	216
	334	**216**

(a) The aggregate maturities of long-term leases, based on contractual maturities

Particulars	As at March 31, 2024	As at March 31, 2023
Maturing in		
Less than 1 year	421	276
1-2 years	231	210
2-3 years	115	91
3-4 years	54	30
4-5 years	34	7
Thereafter	335	-
Total	**1,190**	**614**
Less: Finance component	(361)	(112)
Total	**829**	**502**

(b) Reconciliation of liabilities arising from financing activities

Particulars	For the year ended March 31, 2024	For the year ended March 31, 2023
Opening balance at the beginning of the year	502	343
Recognition of right-of-use liability during the year	564	354
Payment of principal portion of lease liabilities	(237)	(195)
Closing balance at the end of the year[1]	**829**	**502**

[1] *Includes current portion.*

2.10 C Trade payables

Particulars	As at March 31, 2024	As at March 31, 2023
Trade payables to third parties		
Due to micro, small and medium enterprises(1)	268	72
Other parties	19,434	16,358
Trade payables to subsidiaries including step down subsidiaries (Refer note 2.24)	746	1,215
	20,448	**17,645**

[1] (a) *The principal amount remaining unpaid as at March 31, 2024 in respect of enterprises covered under the "Micro, Small and Medium Enterprises Development Act, 2006" (MSMED) is ₹ 268 (March 31, 2023: ₹ 72). The interest amount computed based on the provisions under Section 16 of the MSMED is ₹ 0.00 (March 31, 2023: ₹ 0.00) is remaining unpaid as of March 31, 2024.*

Notes to Financial Statements

(All amounts in Indian Rupees millions, except share data and where otherwise stated)

2.10 C Trade payables (continued)

(b) *The amount of interest due and payable for the period of delay in making payment (which have been paid but beyond the appointed day during the year) but without adding the interest specified under this Act is ₹ Nil (March 31, 2023: ₹ Nil).*

(c) *The list of undertakings covered under MSMED was determined by the Company on the basis of information available with the Company and has been relied upon by the auditors.*

For details regarding the Company's exposure to currency and liquidity risks, see note 2.29 of the financial statements under "Liquidity risk".

Trade Payables aging schedule

Particulars	Outstanding for following periods from due date of payment				Total
	Less than 1 year	1-2 Years	2-3 Years	More than 3 years	
(i) Undisputed dues - MSME	268	-	-	-	268
(ii) Undisputed dues - others	19,399	40	46	184	19,669
(ii) Disputed dues - Others	-	511	-	-	511
Balance As at March 31, 2024	**19,667**	**551**	**46**	**184**	**20,448**

Particulars	Outstanding for following periods from due date of payment				Total
	Less than 1 year	1-2 Years	2-3 Years	More than 3 years	
(i) Undisputed dues - MSME	72	-	-	-	72
(ii) Undisputed dues - others	16,044	1,094	251	184	17,573
Balance as at March 31, 2023	**16,116**	**1,094**	**251**	**184**	**17,645**

2.10 D Other financial liabilities

Particulars	As at March 31, 2024	As at March 31, 2023
Accrued expenses	9,662	8,701
Payable to subsidiary companies including step down subsidiaries (Refer note 2.24)	2,715	2,797
Capital creditors	3,875	3,301
DRHL Merger Payable a/c[1]	144	144
Unclaimed dividends, debentures and debenture interest[2]	87	86
Trade and security deposits received	111	52
Interest accrued but not due on loans	28	-
Others	401	288
	17,023	**15,369**

[1] represents balance portion of costs, charges and expenses relating to merger scheme to borne out of the surplus assets of DRHL (refer note 2.37).

[2] Unclaimed amounts are transferred to Investor Protection and Education Fund after seven years from the due date.

Notes to Financial Statements

(All amounts in Indian Rupees millions, except share data and where otherwise stated)

2.11 Provisions

Particulars	As at March 31, 2024	As at March 31, 2023
A. Non-current provisions		
Provision for employee benefits (Refer note 2.26)		
Compensated absences	33	30
Long service award benefit plan	60	49
	93	**79**
B. Current provisions		
Provision for employee benefits (Refer note 2.26)		
Compensated absences	808	686
Gratuity	340	-
Long service award benefit plan	14	14
Other provisions[a]		
Refund liability	1,317	1,614
Others	804	738
	3,283	**3,052**

[a] Details of changes in other provisions during the year ended March 31, 2024 are as follows:

Particulars	Refund liability[1]	Others[2]
Balance as at beginning of the year	1,614	738
Provision made during the year, net of reversals	1,304	66
Provision used during the year	(1,601)	-
Balance as at end of the year	**1,317**	**804**

Details of changes in other provisions during the year ended March 31, 2023 are as follows:

Particulars	Refund liability[1]	Others[2]
Balance as at beginning of the year	1,303	675
Provision made during the year, net of reversals	1,943	63
Provision used during the year	(1,632)	-
Balance as at end of the year	**1,614**	**738**

[1] *Refund liability is accounted for by recording a provision based on the Company's estimate of expected sales returns. See note 1.3(m) of these financial statements for the Company's accounting policy on refund liability.*

[2] *Primarily consists of provision recorded towards the potential liability arising out of a litigation relating to cardiovascular and anti-diabetic formulations. Refer note 2.30 of these financial statements under "Product and patent related matters - Matters relating to National Pharmaceutical Pricing Authority - Litigation relating to Cardiovascular and Anti-diabetic formulations" for further details.*

2.12 Other liabilities

Particulars	As at March 31, 2024	As at March 31, 2023
A. Non-current liabilities		
Deferred revenue	427	443
Cash settled ESOP's (Refer note 2.25)	181	46
Others	447	363
	1,055	**852**

Notes to Financial Statements

(All amounts in Indian Rupees millions, except share data and where otherwise stated)

2.12 Other liabilities (continued)

Particulars		As at March 31, 2024	As at March 31, 2023
B.	Current liabilities		
	Salary and bonus payable	2,731	3,541
	Cash settled ESOP's (Refer note 2.25)	24	25
	Due to statutory authorities	3,137	3,649
	Advance from customers	232	399
	Deferred revenue	109	360
		6,233	**7,974**

2.13 Revenue from contracts with customers and trade receivables

Revenue from contracts with customers:

Particulars	For the year ended March 31, 2024	For the year ended March 31, 2023
Sales	192,764	162,989
Service income	209	184
License fees[1]	1,068	5,818
	194,041	**168,991**

[1] During the year ended March 31, 2023, this primarily includes the following amounts:

a) ₹ 2,640 from sale of certain non-core dermatology brands in India to Eris Lifesciences Limited.

b) ₹ 1,399 from sale of brands Styptovit-E, Finast, Finast-T and Dynapres to Torrent Pharmaceuticals Limited.

c) ₹ 902 from sale of brands Z&D, Pedicloryl, Pecef and Ezinapi to J B Chemicals and Pharmaceuticals Limited;

The amounts recognised above are adjusted for expected sales returns. These transactions pertain to the Company's Global Generics segment

Analysis of revenues by segments:

Analysis of revenues by segments:

The following table shows the analysis of revenues (excluding other operating income) by segments:

Particulars	For the year ended March 31, 2024	For the year ended March 31, 2023
Global Generics	173,259	147,870
Pharmaceutical Services and Active Ingredients	20,118	20,629
Others	664	492
	194,041	**168,991**

Details of refund liabilities:

Particulars	For the year ended March 31, 2024	For the year ended March 31, 2023
Balance at the beginning of the year	1,614	1,303
Provision made during the year, net of reversals	1,304	1,943
Provision used during the year	(1,601)	(1,632)
Balance at the end of the year	**1,317**	**1,614**
Current	1,317	1,614
	1,317	**1,614**

Notes to Financial Statements

(All amounts in Indian Rupees millions, except share data and where otherwise stated)

2.13 Revenue from contracts with customers and trade receivables (continued)

Details of contract asset:

As mentioned in the accounting policies for refund liability set forth in note 1.3 (I) of these financial statements, the Company recognises an asset, (i.e., the right to the returned goods) which is included in inventories for the products expected to be returned. The Company initially measures this asset at the former carrying amount of the inventory, less any expected costs to recover the goods, including any potential decreases in the value of the returned goods. Along with re-measuring the refund liability at the end of each reporting period, the Company updates the measurement of the asset recorded for any revisions to its expected level of returns, as well as any additional decreases in the value of the returned products.

As on March 31, 2024 and March 31, 2023, the Company had ₹ 48 and ₹ 48, respectively as contract assets representing the right to returned goods.

Details of deferred revenue:

Tabulated below is the reconciliation of deferred revenue for the years ended March 31, 2024 and March 31, 2023:

Particulars	For the year ended March 31, 2024	For the year ended March 31, 2023
Balance at the beginning of the year	803	1,195
Revenue recognised during the year	368	(399)
Milestone payment received during the year	(635)	8
Balance at the end of the year	**536**	**803**
Current	109	360
Non-current	427	443
	536	**803**

Details of contract liabilities :

Particulars	For the year ended March 31, 2024	For the year ended March 31, 2023
Advance from customers	232	399
	232	**399**

2.14 Other operating income

Particulars	For the year ended March 31, 2024	For the year ended March 31, 2023
Sale of spent chemicals	489	391
Scrap sales	257	242
Miscellaneous income	51	1
	797	**634**

Notes to Financial Statements

(All amounts in Indian Rupees millions, except share data and where otherwise stated)

2.15 Other income

Particulars	For the year ended March 31, 2024	For the year ended March 31, 2023
Interest income		
On fixed deposits	1,295	377
On investment and loans to subsidiaries[1]	989	362
Others	762	561
Dividend income[2]	446	-
Profit on disposal of property, plant and equipment and other intangibles, net	771	-
Foreign exchange gain, net	142	3,281
Fair value gain on financial instruments measured at fair value through profit or loss[3]	2,961	798
Miscellaneous income, net	1,257	534
	8,623	**5,913**

[1] *Includes interest on Non-Convertible Debentures from Dr. Reddy's Laboratories Inc ₹ 945 (March 31, 2023: ₹ 362), interest on loans given to Aurigene Pharmaceutical Services Limited ₹ 44 (March 31, 2023: ₹ Nil).*

[2] *Includes dividends received from Kunshan Rotam Reddy Pharmaceutical Company Limited, China.*

[3] *Total Net gains on fair value changes include ₹ 930 (March 31, 2023: ₹ 450) as 'Net realised gain on sale of investments'.*

2.16 Changes in inventories of finished goods, work-in-progress and stock-in-trade

Particulars	For the year ended March 31, 2024		For the year ended March 31, 2023	
Opening				
Work-in-progress	10,250		11,100	
Finished goods	5,145		5,177	
Stock-in-trade	2,218	**17,613**	2,631	**18,908**
Closing				
Work-in-progress	12,071		10,250	
Finished goods	5,263		5,145	
Stock-in-trade	2,667	**20,001**	2,218	**17,613**
		(2,388)		**1,295**

During the year ended March 31, 2024 and March 31, 2023, an amount of ₹ 4,211 and ₹ 3,111 representing government grants has been accounted for as a reduction from cost of material consumed respectively.

2.17 Employee benefits expense

Particulars	For the year ended March 31, 2024	For the year ended March 31, 2023
Salaries, wages and bonus	24,874	23,526
Contribution to provident and other funds	2,138	1,769
Staff welfare expenses	3,345	2,649
Share-based payment expenses	500	382
	30,857	**28,326**

Notes to Financial Statements

(All amounts in Indian Rupees millions, except share data and where otherwise stated)

2.18 Depreciation and amortisation expense

Particulars	For the year ended March 31, 2024	For the year ended March 31, 2023
Depreciation of property, plant and equipment	7,581	6,981
Amortisation of intangible assets	2,175	2,251
	9,756	**9,232**

2.19 Finance costs

Particulars	For the year ended March 31, 2024	For the year ended March 31, 2023
Interest on lease liabilities	124	83
Interest on other borrowings	94	86
	218	**169**

2.20 Other expenses

Particulars	For the year ended March 31, 2024	For the year ended March 31, 2023
Consumption of stores, spares and other materials (Refer note 2.21)	9,028	7,031
Clinical trial expenses (Refer note 2.21)	3,022	2,276
Other research and development expenses (Refer note 2.21)	4,203	3,642
Advertisements	1,406	936
Commission on sales	207	318
Carriage outward	3,977	4,807
Marketing expenses	5,276	5,451
Communication expenses	938	450
Other selling expenses	6,676	5,841
Legal and professional	5,388	3,926
Power and fuel (Refer note 2.21)	4,544	3,981
Repairs and maintenance		
Buildings	318	206
Plant and equipment	869	722
Others	2,323	2,344
Insurance	675	748
Travel and conveyance	1,160	1,005
Rent	153	123
Rates and taxes	414	451
Donations (Refer note (1) below)	319	477
Corporate Social Responsibility (Refer note (2) below)	574	510
Allowance for credit losses, net (Refer note 2.6 B)	131	51
Allowance for doubtful advances, net	46	110
Non-Executive Directors' remuneration	137	108
Auditors' remuneration (Refer note 2.22)	36	22
Loss on sale/disposal of property , plant and equipment and other intangibles, net	-	233
Other general expenses	2,244	2,629
	54,064	**48,398**

Note:

[1] *Donations include Political contributions amounting to ₹ 310 (March 31, 2023: ₹ 460) made through electoral bonds. Political contributions via electoral bonds for the year ended March 31, 2024 were made by the Company prior to the Hon'ble Supreme Court judgement pronounced on February 15, 2024 in relation to reinstatement of section 182 of the Companies Act, 2013.*

[2] *Includes Corporate Social Responsibility expenditure in accordance with section 135 of the Companies Act, 2013:*

Notes to Financial Statements

(All amounts in Indian Rupees millions, except share data and where otherwise stated)

2.20 Other expenses (continued)

Particulars		For the year ended March 31, 2024	For the year ended March 31, 2023
i)	Amount required to be spent by the company during the year	573	509
ii)	Amount required to be set off for the financial year, if any	-	-
iii)	Total CSR obligation for the financial year	573	509
iv)	Amount of expenditure incurred		
	(a) Construction/acquisition of any asset	-	-
	(b) On purposes other than (a) above	574	510
		574	510
v)	(Excess)/Shortfall at the end of the year**	0*	90
vi)	Total of previous years shortfall	5	16
vii)	Reason for shortfall	Pertains to ongoing projects	Pertains to ongoing projects
viii)	Nature of CSR activities	Environmental Sustainability, promoting education, healthcare, livelihood enhancement projects, COVID-19 relief and rural development projects	
ix)	Details of related party transactions,e.g.,contribution to a trust controlled by the company in relation to CSR expenditure as per relevant Accounting Standard[1]	536	427
x)	Where a provision is made with respect to a liability incurred by entering into a contractual obligation, the movements in the provision	NA	NA

** Rounded off to millions*

*** Total amount unspent for the year ended March 31, 2024 ₹ Nil and for the year ended March 31, 2023 ₹ 90 has been transferred to Unspent CSR Account on April 28, 2023.*

[1] Refer note 2.24 for Contributions towards social development

2.21 Research and development expenses

Details of research and development expenses (excluding depreciation and amortisation expense) incurred during the year and included under various heads of expenditures are given below:

Particulars	For the year ended March 31, 2024	For the year ended March 31, 2023
Employee benefits expense (included in note 2.17)	4,976	4,410
Other expenses (included in note 2.20)		
Materials and consumables	7,419	5,654
Clinical trial expenses	3,022	2,276
Other research and development expenses	4,203	3,642
Power and fuel	424	337
	20,044	**16,319**

Notes to Financial Statements

(All amounts in Indian Rupees millions, except share data and where otherwise stated)

2.22 Auditors' remuneration

Particulars	For the year ended March 31, 2024	For the year ended March 31, 2023
Audit fees	30	18
Other charges – Certification fee	2	2
Reimbursement of out of pocket expenses	4	2
	36	**22**

2.23 Earnings per share (EPS)

Particulars	For the year ended March 31, 2024	For the year ended March 31, 2023
Earnings		
Profit attributable to equity shareholders of the Company	43,420	26,128
Shares		
Number of equity shares at the beginning of the year (excluding treasury shares)	166,156,732	165,957,378
Effect of treasury shares sold during the year	-	2,138
Effect of equity shares issued on exercise of stock options	236,971	75,374
Weighted average number of equity shares – Basic	**166,393,703**	**166,034,890**
Dilutive effect of stock options outstanding[1]	313,833	353,280
Weighted average number of equity shares – Diluted	**166,707,536**	**166,388,170**
Earnings per share of par value ₹ 5/- – Basic (₹)	260.95	157.37
Earnings per share of par value ₹ 5/- – Diluted (₹)	260.46	157.03

[1] As at March 31, 2024 and March 31, 2023, 245,545 and 286,533 options respectively, were excluded from the diluted weighted average number of equity shares calculation because their effect would have been anti-dilutive. The average market value of the Company's shares for the purpose of calculating the dilutive effect of stock options was based on quoted market prices for the year during which the options were outstanding.

2.24 Related parties

a. List of all subsidiaries, joint ventures and other consolidating entities:

Subsidiaries including step down subsidiaries:

1	Aurigene Discovery Technologies (Malaysia) Sdn. Bhd.
2	Aurigene Oncology Limited (Formerly, Aurigene Discovery Technologies Limited)
3	Aurigene Pharmaceutical Services Limited
4	beta Institut gemeinnützige GmbH
5	betapharm Arzneimittel GmbH
6	Cheminor Investments Limited
7	Chirotech Technology Limited (under liquidation)
8	Dr. Reddy's Farmaceutica Do Brasil Ltda.
9	Dr. Reddy's Laboratories (EU) Limited
10	Dr. Reddy's Laboratories (Proprietary) Limited
11	Dr. Reddy's Laboratories (UK) Limited
12	Dr. Reddy's Laboratories Canada, Inc.

Notes to Financial Statements

(All amounts in Indian Rupees millions, except share data and where otherwise stated)

2.24 Related parties (continued)

13	Dr. Reddy's Laboratories Chile SPA.
14	Dr. Reddy's Laboratories Inc.
15	Dr. Reddy's Laboratories Japan KK
16	Dr. Reddy's Laboratories Kazakhstan LLP
17	Dr. Reddy's Laboratories Louisiana LLC
18	Dr. Reddy's Laboratories Malaysia Sdn. Bhd.
19	Dr. Reddy's Laboratories New York, LLC
20	Dr. Reddy's Laboratories Philippines Inc.
21	Dr. Reddy's Laboratories Romania Srl
22	Dr. Reddy's Laboratories SA
23	Dr. Reddy's Laboratories Taiwan Limited
24	Dr. Reddy's Laboratories (Thailand) Limited
25	Dr. Reddy's Laboratories LLC, Ukraine
26	Dr. Reddy's New Zealand Limited.
27	Dr. Reddy's Srl
28	Dr. Reddy's Bio-Sciences Limited
29	Dr. Reddy's Laboratories (Australia) Pty. Limited
30	Dr. Reddy's Laboratories SAS
31	Dr. Reddy's Research and Development B.V.
32	Dr. Reddy's Venezuela, C.A.
33	Dr. Reddy's (Beijing) Pharmaceutical Co. Limited
34	DRL Impex Limited
35	Dr. Reddy's Formulations Limited
36	Idea2Enterprises (India) Pvt. Limited
37	Imperial Owners and Land Possessions Private Limited (Formerly, Imperial Credit Private Limited)
38	Industrias Quimicas Falcon de Mexico, S.A. de CV
39	Lacock Holdings Limited
40	Dr. Reddy's Laboratories LLC
41	Promius Pharma LLC
42	Reddy Holding GmbH
43	Reddy Netherlands B.V.
44	Reddy Pharma Iberia SAU
45	Reddy Pharma Italia S.R.L.
46	Reddy Pharma SAS
47	Svaas Wellness Limited, India (Formerly Regkinetics Services Limited, India)
48	Nimbus Health GmbH
49	Dr. Reddy's Laboratories Jamaica Limited (effective from September 25, 2023)
50	Dr. Reddy's Nutraceuticals Limited (effective from March 14, 2024)

Notes to Financial Statements

(All amounts in Indian Rupees millions, except share data and where otherwise stated)

2.24 Related parties (continued)

Joint ventures		
51	Kunshan Rotam Reddy Pharmaceutical Company Limited ("Reddy Kunshan"), China	Enterprise over which the Company exercises joint control with other joint venture partners and holds 51.33% of equity shares
52	DRES Energy Private Limited, India	Enterprise over which the Company exercises joint control with other joint venture partners and holds 26% of equity shares
Associate		
53	O2 Renewable Energy IX Private Limited (effective from November 10, 2023)	Enterprise over which the Company exercises joint control and holds 26% of equity shares
Other consolidating entities		
54	Cheminor Employees Welfare Trust, India	The Company does not have any equity interests in this entity, but has significant influence or control over it.
55	Dr. Reddy's Research Foundation, India	The Company does not have any equity interests in this entity, but has significant influence or control over it.
56	Dr. Reddy's Employees ESOS Trust, India	The Company does not have any equity interests in this entity, but has significant influence or control over it.

b. List of other related parties with whom transactions have taken place during the current and/or previous year:

1	Dr. Reddy's Institute of Life Sciences	Enterprise over which whole-time directors have significant influence
2	Stamlo Industries Limited	Enterprise controlled by whole-time directors
3	Green Park Hotels and Resorts Limited	Enterprise controlled by relative of a whole-time director
4	K Samrajyam	Mother of Chairman
5	G Anuradha	Spouse of Co-chairman
6	K Deepti Reddy	Spouse of Chairman
7	G Mallika Reddy	Daughter of Co-chairman
8	G V Sanjana Reddy	Daughter of Co-chairman
9	Akhil Ravi	Son-in-law of Co-chairman
10	Shravya Reddy Kallam	Daughter of Chairman
11	Dr. Reddy's Foundation	Enterprise over which whole-time directors and their relatives have significant influence
12	Indus Projects Private Limited	Enterprise over which relatives of whole-time directors have significant influence
13	Green Park Hospitality Services Private Limited	Enterprise controlled by relative of a whole-time director
14	AverQ Inc	Enterprise over which Key Managerial Personnel have significant influence
15	Iosynth Labs Private Limited	Enterprise over which whole-time directors have significant influence
16	Araku Originals Private Limited	Enterprise over which whole-time directors have significant influence

Notes to Financial Statements

(All amounts in Indian Rupees millions, except share data and where otherwise stated)

2.24 Related parties (continued)

c. In accordance with the provisions of Ind AS 24, Related Party Disclosures and the Companies Act, 2013, Company's Directors, members of the Company's Management Council and Company Secretary are considered as Key Managerial Personnel.

List of Key Managerial Personnel of the Company is as below:

1.	K Satish Reddy	Whole-time director (Chairman)
2.	G V Prasad	Whole-time director (Co-Chairman and Managing Director)
3.	Dr. K P Krishnan	Independent director
4.	Kalpana Morparia	Independent director
5.	Leo Puri	Independent director
6.	Penny Wan	Independent director
7.	Shikha Sharma	Independent director
8.	Sridar Iyengar (till July 30, 2023)	Independent director
9.	Arun M Kumar (from August 01, 2022)	Independent director
10.	Allan Oberman (till January 06, 2023)	Independent director
11.	Prasad R Menon (till October 29, 2022)	Independent director
12.	Dr. Bruce LA Carter (till July 30, 2022)	Independent director
13.	Dr. Claudio Albrecht (from May 10, 2023)	Independent director
14.	Dr. Alpna Seth (from September 19, 2023)	Independent director
15.	Sanjiv Mehta (from December 29, 2023)	Independent director
16.	Archana Bhaskar	Management council member
17.	Deepak Sapra	Management council member
18.	Erez Israeli	Chief Executive Officer and Management council member
19.	Marc Kikuchi	Management council member
20.	Mukesh Rathi (till August 01, 2023)	Management council member
21.	M V Ramana	Management council member
22.	Mannam Venkata Narasimham	Management council member
23.	Parag Agarwal	Chief Financial Officer and Management council member
24.	Patrick Aghanian	Management council member
25.	Sanjay Sharma	Management council member
26.	Sushrut Kulkarni	Management council member
27.	Ranjana B Pathak (till January 12, 2024)	Management council member
28.	Krishna Venkatesh (from January 12, 2024)	Management council member
29.	B Phanimitra (from August 01, 2023)	Management council member
30.	K Randhir Singh	Company secretary

Notes to Financial Statements

(All amounts in Indian Rupees millions, except share data and where otherwise stated)

2.24 Related parties (continued)

d. Particulars of related party transactions

The following is a summary of significant related party transactions:

Particulars	For the year ended March 31, 2024	For the year ended March 31, 2023
Revenues from:		
Subsidiaries including step down subsidiaries:		
Dr. Reddy's Laboratories Inc.	76,246	57,538
Dr. Reddy's Laboratories LLC, Russia	14,850	17,259
Dr. Reddy's Laboratories SA	5,116	5,343
Dr. Reddy's Laboratories (UK) Limited	4,055	2,775
Dr Reddy's Laboratories LLP, Kazakhstan	2,261	1,828
betapharm Arzneimittel GmbH, Germany	2,368	1,764
Dr. Reddy's Laboratories (Proprietary) Limited, South Africa	1,392	1,443
Dr. Reddy's Laboratories, LLC Ukraine	1,300	1,326
Dr. Reddy's Farmaceutica Do Brasil Ltda.	1,957	593
Dr. Reddy's Laboratories Canada, Inc.	1,068	587
Reddy Pharma SAS, France	688	1,294
Industrias Quimicas Falcon de Mexico, S.A. de CV	647	977
Others	4,774	3,165
	116,722	**95,892**
Joint Ventures		
Reddy Kunshan	21	110
Total	**116,743**	**96,002**
Interest income from subsidiaries including step down subsidiaries:		
Dr. Reddy's Laboratories Inc.[1]	945	362
Aurigene Pharmaceutical Services Limited	44	-
Dr. Reddy's Bio Sciences	0*	-
Dr. Reddy's Formulations Limited	0*	-
Svass Wellness Limited, India	-	3
Total	**989**	**365**
*Rounded off to millions.		
[1]Represents Interest on Non-Convertible debentures" and insert one space below above service income		
Service income from subsidiaries including step down subsidiaries:		
Dr. Reddy's Laboratories SA	37	51
Dr. Reddy's Laboratories Inc.	10	3
Total	**47**	**54**
Joint Ventures		
Reddy Kunshan	83	62
Dividend income from joint ventures:		
Reddy Kunshan	445	-

Notes to Financial Statements

(All amounts in Indian Rupees millions, except share data and where otherwise stated)

2.24 Related parties (continued)

Particulars	For the year ended March 31, 2024	For the year ended March 31, 2023
Commission on guarantee to subsidiaries including step down subsidiaries:		
Aurigene Pharmaceutical Services Limited	29	20
Lease rentals received from		
Subsidiaries including step down subsidiaries:		
Aurigene Pharmaceutical Services Limited	69	53
Dr. Reddy's Formulations Limited	18	-
Idea2Enterprises (India) Private Limited, India	1	-
Joint ventures		
DRES Energy Private Limited	1	1
Total	**89**	**54**
Reimbursement of operating expenses by subsidiaries and step down subsidiaries:		
Aurigene Pharmaceutical Services Limited	40	45
Dr. Reddy's Laboratories Inc.	60	79
Svaas Wellness Limited, India	168	20
Aurigene Oncology Limited	8	-
Total	**276**	**144**
Purchases and services from		
Subsidiaries including step down subsidiaries		
Dr. Reddy's Laboratories LLC, Russia	3,584	4,164
Industrias Quimicas Falcon de Mexico, S.A. de CV	1,687	1,369
Dr. Reddy's Laboratories (EU) Limited	756	541
Dr. Reddy's (Beijing) Pharmaceutical Co. Limited	596	464
Dr. Reddy's Laboratories Inc.	616	570
Dr. Reddy's Laboratories LLC, Ukraine	486	476
Dr Reddy's Laboratories LLP, Kazakhstan	452	357
Others	1,027	1,120
Total	**9,204**	**9,061**
Joint ventures		
DRES Energy Private Limited	123	121
Other related parties		
Dr. Reddy's Institute of Life Sciences	210	131
Indus Projects Private Limited	13	33
AverQ Inc	3	2
Iosynth Labs Private Limited	4	-
Araku Originals Private Limited	1	-
Total	**231**	**166**

Notes to Financial Statements

(All amounts in Indian Rupees millions, except share data and where otherwise stated)

2.24 Related parties (continued)

Particulars	For the year ended March 31, 2024	For the year ended March 31, 2023
Purchase / (Sale) of assets from subsidiaries including step down subsidiaries		
Dr. Reddy's Research and Development B.V.-	-	114
Aurigene Oncology Limited	-	(42)
Total	**-**	**72**
Contributions towards social development		
Dr. Reddy's Foundation	489	384
Catering services from Green Park Hospitality Services Private Limited	439	354
Facility management services from Green Park Hospitality Services Private Limited	46	39
Hotel expenses		
Green Park Hotels and Resorts Limited	56	26
Stamlo Industries Limited	10	8
Total	**66**	**34**
Lease rentals paid under cancellable leases to		
Subsidiaries		
Idea2Enterprises (India) Private Limited, India	14	
Dr. Reddy's Bio-Sciences Limited	9	-
DRL Impex Limited	4	-
Cheminor Investments Limited	2	-
Total	**29**	**-**
K Satish Reddy	15	15
Relatives of Key Managerial Personnel	22	24
Total	**37**	**39**
Salaries to relatives of Key Managerial Personnel	15	15
Remuneration to Key Managerial Personnel		
Salaries and other benefits(1)	708	714
Contributions to defined benefit plans	37	31
Commission to directors	383	362
Share-based payments expense	182	194
Total	**1,310**	**1,301**

(1) *Some of the Key Managerial Personnel of the Company are also covered under the Company's Gratuity Plan along with the other employees of the Company. Proportionate amounts of gratuity accrued under the Company's Gratuity Plan have not been separately computed or included in the above disclosure.*

Notes to Financial Statements

(All amounts in Indian Rupees millions, except share data and where otherwise stated)

2.24 Related parties (continued)

Particulars	For the year ended March 31, 2024	For the year ended March 31, 2023
Investment made/(disposed) in		
Subsidiaries		
Svaas Wellness Limited, India	500	400
Dr. Reddy's Bio-sciences Limited, India	200	59
Dr. Reddy's Formulations Limited	90	-
Total	**790**	**459**
Associate		
O2 Renewable Energy IX Private Limited	12	-
Loans/advances given to		
Aurigene Pharmaceutical Services Limited	600	-
Dr. Reddy's Formulations Limited	6	-
Total	**606**	**-**
Movement in other assets/receivables from		
Subsidiaries including step down subsidiaries:		
Dr. Reddy's Laboratories Inc.	(35)	80
Dr. Reddy's Bio-sciences Limited, India	10	(46)
Svaas Wellness Limited, India	129	11
Aurigene Pharmaceutical Services Limited	31	70
Aurigene Oncology Limited	(6)	9
Joint ventures		
DRES Energy Private Limited	(0)*	(1)
Total	**129**	**123**

*Rounded off to millions

e. The Company has the following amounts due from/to related parties:

Particulars	As at March 31, 2024	As at March 31, 2023
Due from related parties		
Subsidiaries including step down subsidiaries (included in trade receivables)		
Dr. Reddy's Laboratories Inc.	14,430	16,412
Dr. Reddy's Laboratories LLC, Russia	4,175	3,179
Dr. Reddy's Laboratories SA	832	976
Industrias Quimicas Falcon de Mexico, S.A. de CV	2,141	2,648
Dr. Reddy's Laboratories (UK) Limited	1,412	1,337
Dr.Reddys Farmaceutica Brasil, LTDA	1,320	241
Dr.Reddy's Laboratories Kazakhstan	1,234	807
Others	5,114	3,788
Total	**30,658**	**29,388**
Joint ventures (included in trade receivables)		
DRES Energy Private Limited	-	-*
Kunshan Rotam Reddy Pharmaceutical Company Limited	49	-
	49	**-**
Others	-	-*
Rental deposit to Key Managerial Personnel and their relatives	8	8
Total	**8**	**8**

Notes to Financial Statements

(All amounts in Indian Rupees millions, except share data and where otherwise stated)

2.24 Related parties (continued)

Particulars	As at March 31, 2024	As at March 31, 2023
Due to related parties (included in trade payables and other current liabilities)		
Subsidiaries including step down subsidiaries and other consolidating entities:		
Dr. Reddy's Laboratories LLC, Russia	2,107	2,224
Dr. Reddy's Laboratories (EU) Limited	189	462
Industrias Quimicas Falcon de Mexico, S.A. de CV	317	407
Dr. Reddy's Research and Development B.V.	5	190
Dr. Reddy's Laboratories Inc.	184	178
Dr. Reddy's (Beijing) Pharmaceutical Co. Limited	133	145
Dr. Reddy's Laboratories LLC, Ukraine.	141	115
Others	385	291
Total	**3,461**	**4,012**
Joint ventures		
DRES Energy Private Limited	14	3
Others		
Greenpark Hospitality Services Private Limited	4	9
Indus Projects Private Limited	4	3
Green Park Hotels & Resorts Limited	1	1
Stamlo Hotels Limited	1	-
Total	**10**	**13**
Outstanding Guarantee given on behalf of Aurigene Pharmaceuticals Services Limited (refer note i below)	**3,800**	**3,800**

Note i: The Company had provided a letter of guarantee towards the credit facilities obtained by Aurigene Pharmaceuticals Services Limited (APSL), a subsidiary company for a maximum amount of ₹ 3,800. The Company charges a commission at fair value for such guarantee and as the Balance sheet date, does not believe that there are any counter party non-performance risks.

Note ii: Equity held in subsidiaries and joint venture has been disclosed under "Financial assets-Investments" (Note 2.6 A). Loans and advances to subsidiaries and joint venture have been disclosed under "Loans" (Note 2.6 C). Other receivables from subsidiaries and joint venture have been disclosed under "Other financial assets" (Note 2.6 D).

2.25 Employee stock incentive plans

Dr. Reddy's Employees Stock Option Plan -2002 (the "DRL 2002 Plan"):

The Company instituted the DRL 2002 Plan for all eligible employees pursuant to the special resolution approved by the shareholders in the Annual General Meeting held on September 24, 2001. The DRL 2002 Plan covers all employees and directors (excluding promoter directors) of the parent company and its subsidiaries (collectively, "eligible employees").
The Nomination, Governance and Compensation Committee of the Board of the parent company (the "Committee") administers the DRL 2002 Plan and grants stock options to eligible employees. The Committee determines which eligible employees will receive options, the number of options to be granted, the exercise price, the vesting period and the exercise period. The vesting period is determined for all options issued on the date of grant. The options issued under the DRL 2002 Plan vest in periods ranging between one and four years and generally have a maximum contractual term of five years from the vesting date.

The DRL 2002 Plan, as amended at annual general meetings of shareholders held on July 28, 2004 and on July 27, 2005, provides for stock option grants in two categories:

Category A: 300,000 stock options out of the total of 2,295,478 options reserved for grant having an exercise price equal to the fair market value of the underlying equity shares on the date of grant; and

Category B: 1,995,478 stock options out of the total of 2,295,478 options reserved for grant having an exercise price equal to the par value of the underlying equity shares (i.e., ₹ 5 per option).

Notes to Financial Statements

(All amounts in Indian Rupees millions, except share data and where otherwise stated)

2.25 Employee stock incentive plans (continued)

Under the DRL 2002 Plan, the exercise price of the fair market value options granted under Category A above is determined based on the average closing price for 30 days prior to the grant in the stock exchange where there is highest trading volume during that period. Notwithstanding the foregoing, the Committee may, after obtaining the approval of the shareholders in the annual general meeting, grant options with a per share exercise price other than fair market value and par value of the equity shares.

After the stock split effected in the form of a stock dividend issued by the Company in August 2006, the DRL 2002 Plan provides for stock option grants in the above two categories as follows:

Particulars	Number of options reserved under category A	Number of options reserved under category B	Total
Options reserved under original Plan	300,000	1,995,478	2,295,478
Options exercised prior to stock dividend date (A)	94,061	147,793	241,854
Balance of shares that can be allotted on exercise of options (B)	205,939	1,847,685	2,053,624
Options arising from stock dividend (C)	205,939	1,847,685	2,053,624
Options reserved after stock dividend (A+B+C)	**505,939**	**3,843,163**	**4,349,102**

The term of the DRL 2002 plan was extended for a period of 10 years effective as of January 29, 2012 by the shareholders at the Company's Annual General Meeting held on July 20, 2012.

Stock option activity under the DRL 2002 Plan for the two categories of options during the years ended March 31, 2024 and March 31, 2023 is as follows:

Category A — Fair Market Value Options: There was no stock activity under this category during the years ended March 31, 2024 and March 31, 2023 and there were no stock options outstanding under this category as of March 31, 2024 and March 31, 2023.

Category B — Par Value Options: Stock options activity under this category during the years ended March 31, 2024 and March 31, 2023 was as set forth in the below table.

Particulars	For the year ended March 31, 2024			
	Shares arising out of options	Range of exercise prices	Weighted average exercise price	Weighted average remaining useful life (months)
Outstanding at the beginning of the year	152,336	5.00	5.00	65
Granted during the year	-	-	-	-
Expired/forfeited during the year	(9,590)	5.00	5.00	-
Exercised during the year	(42,537)	5.00	5.00	-
Outstanding at the end of the year	**100,209**	**5.00**	**5.00**	**55**
Exercisable at the end of the year	**52,106**	**5.00**	**5.00**	**43**

Particulars	For the year ended March 31, 2023			
	Shares arising out of options	Range of exercise prices	Weighted average exercise price	Weighted average remaining useful life (months)
Outstanding at the beginning of the year	207,175	5.00	5.00	74
Granted during the year	-	-	-	-
Expired/forfeited during the year	(14,476)	5.00	5.00	-
Exercised during the year	(40,363)	5.00	5.00	-
Outstanding at the end of the year	**152,336**	**5.00**	**5.00**	**65**
Exercisable at the end of the year	**27,094**	**5.00**	**5.00**	**41**

Notes to Financial Statements

(All amounts in Indian Rupees millions, except share data and where otherwise stated)

2.25 Employee stock incentive plans (continued)

The weighted average share price on the date of allotment of options during the years ended 31 March 2024 and 31 March 2023 was 5,233 and 4,246 per share, respectively.

Dr. Reddy's Employees ADR Stock Option Plan, 2007 (the "DRL 2007 Plan"):

The Company instituted the DRL 2007 Plan for all eligible employees in pursuance of the special resolution approved by the shareholders in the Annual General Meeting held on July 27, 2005. The DRL 2007 Plan became effective upon its approval by the Board of Directors on January 22, 2007. The DRL 2007 Plan covers all employees and directors (excluding promoter directors) of DRL and its subsidiaries (collectively, "eligible employees"). The Committee administers the DRL 2007 Plan and grants stock options to eligible employees. The Committee determines which eligible employees will receive the options, the number of options to be granted, the exercise price, the vesting period and the exercise period. The vesting period is determined for all options issued on the date of grant. The options issued under the DRL 2007 Plan vest in periods ranging between one and four years and generally have a maximum contractual term of five years from vesting date.

The DRL 2007 Plan provides for option grants in two categories:

Category A: 382,695 stock options out of the total of 1,530,779 stock options reserved for grant having an exercise price equal to the fair market value of the underlying equity shares on the date of grant; and

Category B: 1,148,084 stock options out of the total of 1,530,779 stock options reserved for grant having an exercise price equal to the par value of the underlying equity shares (i.e., ₹ 5 per option).

Stock options activity under the DRL 2007 Plan for the above two categories of options during the years ended March 31, 2024 and March 31, 2023 was as follows:

Category A -Fair Market Value Options

Particulars	For the year ended March 31, 2024			
	Shares arising out of options	Range of exercise prices	Weighted average exercise price	Weighted average remaining useful life (months)
Outstanding at the beginning of the year	356,181	1,982.00 to 5,301.00	3,108.24	54
Granted during the year	81,009	4,907.00 to 5,856.00	4,933.11	96
Expired/forfeited during the year	(9,596)	3,679.00 to 5,301.00	4,281.78	-
Exercised during the year	(211,510)	1,982.00 to 3,679.00	2,611.73	-
Outstanding at the end of the year	**216,084**	**2,607.00 to 5,856.00**	**4,226.26**	**72**
Exercisable at the end of the year	**24,723**	**2,607.00 to 5,301.00**	**3,545.36**	**37**

Category A - Fair Market Value Options

Particulars	For the year ended March 31, 2023			
	Shares arising out of options	Range of exercise prices	Weighted average exercise price	Weighted average remaining useful life (months)
Outstanding at the beginning of the year	266,214	1,982.00 to 5,301.00	2,823.04	56
Granted during the year	94,302	3,905.80	3,905.80	96
Expired/forfeited during the year	-	-	-	-
Exercised during the year	(4,335)	2,607.00 to 3,679.00	2,948.77	-
Outstanding at the end of the year	**356,181**	**1,982.00 to 5,301.00**	**3,108.24**	**54**
Exercisable at the end of the year	**198,181**	**1,982.00 to 5,301.00**	**2,574.27**	**36**

Notes to Financial Statements

(All amounts in Indian Rupees millions, except share data and where otherwise stated)

2.25 Employee stock incentive plans (continued)

The weighted average grant date fair value of options granted during the years ended March 31, 2024 and March 31, 2023 was ₹ 1,811 and ₹ 1,497 per option, respectively. The weighted average share prices on the date of allotment of options during the years ended March 31, 2024 and March 31, 2023 was ₹ 5,670 and ₹ 4,302 per share, respectively.

Category B — Par Value Options

Particulars	For the year ended March 31, 2024			
	Shares arising out of options	Range of exercise prices	Weighted average exercise price	Weighted average remaining useful life (months)
Outstanding at the beginning of the year	100,896	5.00	5.00	68
Granted during the year	-	-	-	-
Expired/forfeited during the year	(4,038)	5.00	5.00	-
Exercised during the year	(36,343)	5.00	5.00	-
Outstanding at the end of the year	**60,515**	**5.00**	**5.00**	**61**
Exercisable at the end of the year	**14,193**	**5.00**	**5.00**	**36**

Category B — Par Value Options

Particulars	For the year ended March 31, 2023			
	Shares arising out of options	Range of exercise prices	Weighted average exercise price	Weighted average remaining useful life (months)
Outstanding at the beginning of the year	147,015	5.00	5.00	68
Granted during the year	51,270	5.00	5.00	95
Expired/forfeited during the year	(40,060)*	5.00	5.00	-
Exercised during the year	(57,329)	5.00	5.00	-
Outstanding at the end of the year	**100,896**	**5.00**	**5.00**	**68**
Exercisable at the end of the year	**12,467**	**5.00**	**5.00**	**39**

**Pursuant to approval by the nomination, Governance and Compensation committee, 37,268 granted options were cancelled on 27 October 2022.*

The weighted average grant date fair value of options granted during the years ended March 31, 2024 and March 31, 2023 was ₹ 0 and ₹ 4,224, respectively. The weighted average share price on the date of allotment of options during the years ended March 31, 2024 and March 31, 2023 was ₹ 5,505 and ₹ 4,331, respectively.

Dr. Reddy's Employees Stock Option Scheme, 2018 (the "DRL 2018 Plan"):

The Company instituted the DRL 2018 Plan for all eligible employees pursuant to the special resolution approved by the shareholders at the Annual General Meeting held on July 27, 2018. The DRL 2018 Plan covers all employees and directors (excluding independent and promoter directors) of the parent company and its subsidiaries (collectively, "eligible employees"). Upon the exercise of options granted under the DRL 2018 Plan, the applicable equity shares may be issued directly by the Company to the eligible employee or may be transferred from the Dr. Reddy's Employees ESOS Trust (the "ESOS Trust") to the eligible employee. The ESOS Trust may acquire such equity shares through primary issuances by the Company and/or by way of secondary market acquisitions funded through loans from the Company. The Nomination, Governance and Compensation Committee of the Board of the parent company (the "Compensation Committee") administers the DRL 2018 Plan and grants stock options to eligible employees, but may delegate functions and powers relating to the administration of the DRL 2018 Plan to the ESOS Trust. The Compensation Committee determines which eligible employees will receive the options, the number of options to be granted, the exercise price, the vesting period and the exercise period. The vesting period is determined for all options issued on the date of grant. The options issued under the DRL 2018 Plan vest in periods ranging between the end of one and five years, and generally have a maximum contractual term of five years from vesting date.

Notes to Financial Statements

(All amounts in Indian Rupees millions, except share data and where otherwise stated)

2.25 Employee stock incentive plans (continued)

The DRL 2018 Plan provides for option grants having an exercise price equal to the fair market value of the underlying equity shares on the date of grant as follows:

Particulars	Number of securities to be acquired from secondary market	Number of securities to be issued by the Company	Total
Options reserved against equity shares	2,500,000	1,500,000	4,000,000
Options reserved against ADRs	-	1,000,000	1,000,000
Total	**2,500,000**	**2,500,000**	**5,000,000**

The outstanding shares purchased from secondary market as of March 31, 2024 and 2023, are 289,791 and 371,144 shares for an aggregate consideration of ₹ 991 and ₹ 1,269, respectively.

Stock option activity under the DRL 2018 Plan during the years ended March 31, 2024 and March 31, 2023 was as follows:

Fair Market Value Options

Particulars	For the year ended March 31, 2024			
	Shares arising out of options	Range of exercise prices	Weighted average exercise price	Weighted average remaining useful life (months)
Outstanding at the beginning of the year	366,877	2,607.00 to 5,301.00	3,574.91	69
Granted during the year	161,908	4,907.00 to 5,514.00	4,934.54	96
Expired/forfeited during the year	(29,979)	2,607.00 to 5,301.00	3,953.20	-
Exercised during the year	(81,353)	2,607.00 to 5,301.00	3,118.47	-
Outstanding at the end of the year	**417,453**	**2,607.00 to 5,514.00**	**4,164.02**	**70**
Exercisable at the end of the year	**77,222**	**2,607.00 to 5,301.00**	**3,168.59**	**36**

Fair Market Value Options

Particulars	For the year ended March 31, 2023			
	Shares arising out of options	Range of exercise prices	Weighted average exercise price	Weighted average remaining useful life (months)
Outstanding at the beginning of the year	251,035	2,607.00 to 5,301.00	3,170.57	64
Granted during the year	189,289	3,905.80 to 4,338.00	3,931.91	95
Expired/forfeited during the year	(24,152)	2,607.00 to 5,301.00	3,510.83	-
Exercised during the year	(49,295)	2,607.00 to 3,679.00	2,918.78	-
Outstanding at the end of the year	**366,877**	**2,607.00 to 5,301.00**	**3,574.91**	**69**
Exercisable at the end of the year	**104,920**	**2,607.00 to 5,301.00**	**3,002.16**	**43**

The weighted average grant date fair value of options granted during the years ended March 31, 2024 and March 31, 2023 was ₹ 1,808 and ₹ 1,492 per option, respectively. The weighted average share price on the date of allotment of options during the years ended March 31, 2024 and March 31, 2023 was ₹ 5,425 and ₹ 4,388 per share, respectively.

Notes to Financial Statements

(All amounts in Indian Rupees millions, except share data and where otherwise stated)

2.25 Employee stock incentive plans (continued)

Valuation of stock options:

The fair value of services received in return for stock options granted to employees is measured by reference to the fair value of stock options granted. The fair value of stock options granted under the DRL 2002 Plan, the DRL 2007 Plan and the DRL 2018 Plan has been measured using the Black–Scholes-Merton model at the date of the grant.

The Black-Scholes-Merton model includes assumptions regarding dividend yields, expected volatility, expected terms and risk free interest rates. In respect of par value options granted, the expected term of an option (or "option life") is estimated based on the vesting term and contractual term, as well as the expected exercise behavior of the employees receiving the option. In respect of fair market value options granted, the option life is estimated based on the simplified method. Expected volatility of the option is based on historical volatility, during a period equivalent to the option life, of the observed market prices of the Company's publicly traded equity shares. Dividend yield of the options is based on recent dividend activity. Risk-free interest rates are based on the government securities yield in effect at the time of the grant. These assumptions reflect management's best estimates, but these assumptions involve inherent market uncertainties based on market conditions generally outside of the Company's control. As a result, if other assumptions had been used in the current period, stock-based compensation expense could have been materially impacted. Further, if management uses different assumptions in future periods, stock-based compensation expense could be materially impacted in future years.

The estimated fair value of stock options is recognised in the statement of Profit and Loss on a straight-line basis over the requisite service period for each separately vesting portion of the award as if the award was, in-substance, multiple awards.

The weighted average inputs used in computing the fair value of options granted were as follows:

Particulars	Grants made on
	January 29, 2024
Expected volatility	25.15%
Exercise price	5,856.00
Option life	4.5 Years
Risk-free interest rate	7.07%
Expected dividends	0.68%
Grant date share price	5,843.70

Particulars	Grants made on	
	October 26, 2023	October 26, 2023
Expected volatility	26.12%	25.75%
Exercise price	5,514.00	5,514.00
Option life	5.0 Years	4.5 Years
Risk-free interest rate	7.39%	7.38%
Expected dividends	0.74%	0.74%
Grant date share price	5,421.95	5,421.95

Particulars	Grants made on	
	May 9, 2023	May 9, 2023
Expected volatility	27.15%	26.95%
Exercise price	4,907.00	4,907.00
Option life	5.5 Years	5.0 Years
Risk-free interest rate	7.02%	7.01%
Expected dividends	0.81%	0.81%
Grant date share price	4,933.25	4,933.25

Notes to Financial Statements

(All amounts in Indian Rupees millions, except share data and where otherwise stated)

2.25 Employee stock incentive plans (continued)

Particulars	Grants made on		
	January 24, 2023	October 27, 2022	October 27, 2022
Expected volatility	27.73%	26.38%	28.13%
Exercise price	4,338.00	5.00	4,443.00
Option life	5.0 Years	2.75 Years	5.0 Years
Risk-free interest rate	7.21%	7.09%	7.35%
Expected dividends	0.71%	0.67%	0.67%
Grant date share price	4,253.00	4,491.00	4,491.00

Particulars	Grants made on	
	July 27, 2022	July 27, 2022
Expected volatility	28.41%	27.65%
Exercise price	4,212.00	5.00
Option life	5.0 Years	6.0 Years
Risk-free interest rate	7.13%	6.81%
Expected dividends	0.70%	0.70%
Grant date share price	4,260.00	4,260.00

Particulars	Grants made on		
	May 19, 2022	May 19, 2022	May 19, 2022
Expected volatility	28.27%	28.28%	28.32%
Exercise price	₹ 3,906.00	₹ 3,906.00	₹ 3,906.00
Option life	5.5 Years	4.5 Years	5.0 Years
Risk-free interest rate	7.24%	7.13%	7.17%
Expected dividends	0.76%	0.76%	0.76%
Grant date share price	₹ 3,929.00	₹ 3,929.00	₹ 3,929.00

Share-based payment expense

Particulars	For the year ended March 31, 2024	For the year ended March 31, 2023
Equity settled share-based payment expense(1)	346	318
Equity settled share-based payment expense receivable from subsidiary (refer note 2.24)	60	79
Cash settled share-based payment expense(2)	153	64
	559	**461**

(1) *As of March 31, 2024 and March 31, 2023, there was ₹ 395 and ₹ 441, respectively, of total unrecognised compensation cost related to unvested stock options. This cost is expected to be recognised over a weighted-average period of 1.71 years and 1.90 years, respectively.*

(2) *Certain of the Company's employees are eligible to receive share based payment awards that are settled in cash. These awards vest only upon satisfaction of certain service conditions which range from 1 to 4 years. A category of these awards are also linked to the overall performance of the company. These awards entitle the employees to a cash payment on the vesting date. The amount of the cash payment is determined based on the share price of the Company at the time of vesting. As of March 31, 2024 and 2023, there was ₹ 212 and ₹ 64, respectively, of total unrecognized compensation cost related to unvested awards. This cost is expected to be recognized over a weighted-average period of 1.72 years and 2.07 years, respectively. This scheme does not involve dealing in or subscribing to or purchasing securities of the Company, directly or indirectly.*

Notes to Financial Statements

(All amounts in Indian Rupees millions, except share data and where otherwise stated)

2.26 Employee benefits

Total employee benefit expenses, including share-based payments, incurred during the years ended March 31, 2024 and March 31, 2023 amounted to ₹ 30,857 and ₹ 28,326, respectively.

Gratuity benefits provided by the Company

In accordance with applicable Indian laws, the Company has a defined benefit plan which provides for gratuity payments (the "Gratuity Plan") and covers certain categories of employees in India. The Gratuity Plan provides a lump sum gratuity payment to eligible employees at retirement or termination of their employment. The amount of the payment is based on the respective employee's last drawn salary and the years of employment with the Company. Effective September 1, 1999, the Company established the Dr. Reddy's Laboratories Gratuity Fund (the "Gratuity Fund") to fund the Gratuity Plan. Liabilities in respect of the Gratuity Plan are determined by an actuarial valuation, based upon which the Company makes contributions to the Gratuity Fund. Trustees administer the contributions made to the Gratuity Fund.

The components of gratuity cost recognised in the statement of Profit and Loss for the years ended March 31, 2024 and March 31, 2023 consist of the following:

Particulars	For the year ended March 31, 2024	For the year ended March 31, 2023
Current service cost	389	364
Past service cost	-	17
Interest on net defined benefit liability	(7)	30
Gratuity cost recognised in statement of Profit and Loss	**382**	**411**

Details of the employee benefits obligations and plan assets are provided below:

Particulars	As at March 31, 2024	As at March 31, 2023
Present value of funded obligations	3,404	3,077
Fair value of plan assets	(3,064)	(3,093)
Net defined benefit liability / (asset) recognised	**340**	**(17)**

Details of changes in the present value of defined benefit obligations are as follows:

Particulars	As at March 31, 2024	As at March 31, 2023
Defined benefit obligations at the beginning of the year	3,077	2,894
Current service cost	389	364
Past service cost		17
Interest on defined obligations	206	171
Re-measurements due to:		
Actuarial loss/(gain) due to change in financial assumptions	(154)	(61)
Actuarial loss/(gain) due to demographic assumptions	47	(32)
Actuarial loss/(gain) due to experience changes	97	67
Benefits paid	(249)	(344)
Liabilities (transferred)/ assumed*	(9)	(0) **
Defined benefit obligations at the end of the year	**3,404**	**3,077**

* *Liabilities assumed/transferred: During the year ended March 31, 2024 and March 31, 2023 amount of ₹ 9 and ₹ (0)* respectively represents transfer of liabilities on account of transfer for employees between the parent company and its subsidiaries.*

** *Rounded off to millions*

Notes to Financial Statements

(All amounts in Indian Rupees millions, except share data and where otherwise stated)

2.26 Employee benefits (continued)

Details of changes in the fair value of plan assets are as follows:

Particulars	As at March 31, 2024	As at March 31, 2023
Fair value of plan assets at the beginning of the year	3,093	2,350
Employer contributions	-	885
Interest on plan assets	213	141
Re-measurements due to:		
Return on plan assets excluding interest on plan assets	16	62
Benefits paid	(249)	(344)
Assets (transferred)/acquired*	(9)	(1)
Plan assets at the end of the year	**3,064**	**3,093**

** Assets acquired/transferred: During the year ended March 31, 2024 and March 31, 2023 amount of ₹ 9 and ₹ (1) respectively represents transfer of liabilities on account of transfer for employees between the parent company and its subsidiaries.*

Sensitivity Analysis:

Particulars	As at March 31, 2024	As at March 31, 2023
Defined benefit obligation without effect of projected salary growth	2,225	2,000
Add: Effect of salary growth	1,179	1,076
Defined benefit obligation with projected salary growth	3,404	3,076
Defined benefit obligation, using discount rate minus 50 basis points	3,507	2,995
Defined benefit obligation, using discount rate plus 50 basis points	3,306	3,162
Defined benefit obligation, using salary growth rate plus 50 basis points	3,506	3,160
Defined benefit obligation, using salary growth rate minus 50 basis points	3,306	2,996

Summary of the actuarial assumptions: The actuarial assumptions used in accounting for the Gratuity plan are as follows:

The assumptions used to determine benefit obligations:

Particulars	For the year ended March 31, 2024	For the year ended March 31, 2023
Discount rate	7.15%	7.30%
Rate of compensation increase	8.10%	9.00%

The assumptions used to determine gratuity cost:

Particulars	For the year ended March 31, 2024	For the year ended March 31, 2023
Discount rate	7.30%	6.45%
Rate of compensation increase	9.00%	8.50%

Contributions: The Company expects to contribute ₹ Nil to the Gratuity Plan during the year ending March 31, 2025.

Notes to Financial Statements

(All amounts in Indian Rupees millions, except share data and where otherwise stated)

2.26 Employee benefits (continued)

Disaggregation of plan assets: The Gratuity Plan's weighted-average asset allocation at March 31, 2024 and March 31, 2023, by asset category, was as follows:

Particulars	As at March 31, 2024	As at March 31, 2023
Funds managed by insurers	100%	100%
Others	-	-

The expected future cash flows in respect of gratuity as at 31 March 2024 are as follows:

Particulars	Amount
Expected contributions	
During the year ended 31 March 2025 (estimated)	-
Expected future benefit payments	
March 31, 2026	509
March 31, 2027	476
March 31, 2028	460
March 31, 2029	437
March 31, 2030	426
Thereafter	3,373

The expected future cash flows in respect of gratuity as at 31 March 2023 are as follows:

Particulars	Amount
Expected contributions	
During the year ended 31 March 2024 (estimated)	-
Expected future benefit payments	
March 31, 2025	496
March 31, 2026	469
March 31, 2027	444
March 31, 2028	417
March 31, 2029	388
Thereafter	2,735

Provident fund benefits

Certain categories of employees of the Company receive benefits from a provident fund, a defined contribution plan. Both the employee and employer each make monthly contributions to a government administered fund equal to 12% of the covered employee's qualifying salary. The Company has no further obligations under the plan beyond its monthly contributions. The Company contributed ₹ 1,212 and ₹ 1,059 to the provident fund plan during the years ended March 31, 2024 and March 31, 2023, respectively.

Superannuation benefits

Certain categories of employees of the Company participate in superannuation, a defined contribution plan administered by the Life Insurance Corporation of India. The Company makes monthly contributions based on a specified percentage of each covered employee's salary. The Company has no further obligations under the plan beyond its monthly contributions. The Company contributed ₹ 134 and ₹ 127 to the superannuation plan during the years ended March 31, 2024 and March 31, 2023, respectively.

Notes to Financial Statements

(All amounts in Indian Rupees millions, except share data and where otherwise stated)

2.26 Employee benefits (continued)

Compensated absences

The Company provides for accumulation of compensated absences by certain categories of its employees. These employees can carry forward a portion of the recognised compensated absences and recognised them in future periods or receive cash in lieu thereof as per the Company's policy. The Company records a liability for compensated absences in the period in which the employee renders the services that increases this entitlement. The total liability recorded by the Company towards this obligation was ₹ 841 and ₹ 716 as at March 31, 2024 and March 31, 2023, respectively.

2.27 Income taxes

a. Income tax expense/ (benefit) recognized in the statement of Profit and Loss

Income tax expense recognized in the statement of Profit and Loss consists of the following:

Particulars	For the year ended March 31, 2024	For the year ended March 31, 2023
Current taxes	13,618	8,641
Deferred taxes expense	875	3,891
Total income tax expense recognized in the statement of Profit and Loss	**14,493**	**12,532**

b. Income tax expense/(benefit) recognized directly in equity

Income tax expense/(benefit) recognized directly in equity consist of the following:

Particulars	For the year ended March 31, 2024	For the year ended March 31, 2023
Tax effect on effective portion of change in fair value of cash flow hedges	(114)	(358)
Tax effect on actuarial losses on defined benefit obligations	7	53
Total income tax benefit recognized in the equity	**(107)**	**(305)**

c. Reconciliation of effective tax rate

The following is a reconciliation of the Company's effective tax rates for the years ended March 31, 2024 and March 31, 2023:

Particulars	For the year ended March 31, 2024	For the year ended March 31, 2023
Profit before income taxes	57,913	38,660
Enacted tax rate in India	25.17%	34.94%
Computed expected tax expense	14,577	13,508
Effect of:		
Income exempt from income taxes	(112)	(583)
Income from sale of capital assets	(48)	(602)
Expenses not deductible for tax	603	615
Other items	(527)	(406)
Income tax expense	**14,493**	**12,532**
Effective tax rate	**25.03%**	**32.42%**

The Company's average effective tax rate for the years ended March 31, 2024 and March 31, 2023 were 25.03% and 32.42%, respectively.

The Company's effective tax rate for the year ended March 31, 2024, was lower as compared to the year ended March 31, 2023. This reduction was primarily on account of a decrease in the corporate income tax rate of the company as a result of the adoption of the corporate tax rate under section 115BAA of the Income Tax Act of India. Also, the tax expense/(benefit), net recorded for the year ended March 31, 2024 include certain credits and reversals arising on account of resolution/conclusion

Notes to Financial Statements

(All amounts in Indian Rupees millions, except share data and where otherwise stated)

2.27 Income taxes (continued)

of tax matters pertaining to past assessment year. However, the impact of such decrease in the corporate income tax rate was partially offset by following factors –

(a) the Company had higher income from sale of capital assets in the year ended March 31, 2023 which was taxed at a lower rate compared to the corporate tax rate; and

(b) during the year ended March 31, 2023 the company was eligible to claim certain tax deductions for income generated from its units located in special economic zones, which deductions were not available during the year ended March 31, 2024.

Overall, while the adoption of the new corporate tax rate contributed towards reduction in the Company's effective tax rate, various factors as described above played a role in partially offsetting this impact for the year ended March 31, 2024.

The Company has considered the impact of tax regulations and developments, including updates to its estimate on the impact of adoption of the Taxation Laws (Amendment) Act 2019, in determining its "Tax expense" for the year ended March 31, 2023.

d. Deferred tax assets and liabilities

The tax effects of significant temporary differences that resulted in deferred tax assets and liabilities and a description of the items that created these differences is given below:

Particulars	As at March 31, 2024	As at March 31, 2023
Deferred tax assets/(liabilities):		
Trade receivables	230	206
Current liabilities and provisions	508	490
Right to use assets	(189)	(114)
Other assets	5	(10)
Property, plant and equipment	(4,316)	(3,985)
Lease Liabilities	208	126
Investments	(607)	(105)
Net deferred tax assets/(Liabilities)	**(4,161)**	**(3,392)**

In assessing whether the deferred income tax assets will be realized, management considers whether some portion or all of the deferred income tax assets will not be realized. The ultimate realization of the deferred income tax assets is dependent upon the generation of future taxable income during the periods in which the temporary differences become deductible. Management considers the scheduled reversals of deferred tax liabilities, projected future taxable income and tax planning strategy in making this assessment.

e. Movement in deferred tax assets and liabilities during the years ended March 31, 2024 and March 31, 2023

Particulars	For the year ended March 31, 2024			
	As at April 1, 2023	Recognized in the statement of Profit and Loss	Recognized in equity	As at March 31, 2024
Deferred tax assets/(liabilities)				
Trade receivables	206	24	-	230
Current liabilities and provisions	490	(89)	107	508
Right to use assets	(114)	(75)	-	(189)
Other assets	(10)	15	-	5
Property, plant and equipment	(3,985)	(331)	-	(4,316)
Lease Liabilities	126	82	-	208
Investments	(105)	(502)	-	(607)
Net deferred tax assets/(liabilities)	**(3,392)**	**(875)**	**107**	**(4,161)**

Notes to Financial Statements

(All amounts in Indian Rupees millions, except share data and where otherwise stated)

2.27 Income taxes (continued)

Particulars	For the year ended March 31, 2023			
	As at April 1, 2022	Recognized in the statement of Profit and Loss	Recognized in equity	As at March 31, 2023
Deferred tax assets/(liabilities)				
Minimum alternate tax	3,929	(3,929)	-	-
Trade receivables	270	(64)	-	206
Current liabilities and provisions	208	(23)	305	490
Lease- ROU assets	(110)	(3)		(114)
Other assets	(53)	43	-	(10)
Property plant and equipment	(4,179)	193	-	(3,985)
Lease Liabilities	120	6		126
Investments	9	(114)	-	(105)
Net deferred tax assets/(liabilities)	**194**	**(3,891)**	**305**	**(3,392)**

f. Uncertain tax positions

The Company is contesting various disallowances by the Indian Income Tax authorities. The associated tax impact for disallowances being more likely than not to be accepted by Tax authorities is ₹ 2,340 and accordingly, no provision is made in these financial statements as of March 31, 2024.

2.28 Financial instruments

The carrying value and fair value of financial instruments as at March 31, 2024 and March 31, 2023 were as follows:

Particulars	Category	As at March 31, 2024		As at March 31, 2023	
		Total carrying value	Total fair value/ amortised cost	Total carrying value	Total fair value/ amortised cost
Financial assets					
Cash and cash equivalents	Amortised cost	2,014	2,014	1,123	1,123
Other bank balances	Amortised cost	10,155	10,155	5,335	5,335
Investments*	Refer Note 2.6 A	73,206	73,206	74,400	74,400
Trade receivables	Amortised cost	46,239	46,239	42,889	42,889
Loans	Amortised cost	617	617	11	11
Derivative instruments	FVTPL	165	165	715	715
Other financial assets	Amortised cost	22,997	22,997	2,757	2,757
Total		**1,55,393**	**1,55,393**	**1,27,230**	**1,27,230**
Financial liabilities					
Trade payables	Amortised cost	20,448	20,448	17,645	17,645
Short-term borrowings	Amortised cost	7,100	7,100	6	6
Lease Liabilities	Amortised cost	829	829	502	502
Derivative instruments	FVTPL	290	290	135	135
Other financial liabilities	Amortised cost	17,023	17,023	15,369	15,369
Financial guarantee	FVTPL	-	-	-	-
Total		**45,690**	**45,690**	**33,657**	**33,657**

Interest accrued but not due on investments is included in other financial assets.

Notes to Financial Statements

(All amounts in Indian Rupees millions, except share data and where otherwise stated)

2.28 Financial instruments (continued)

Fair value hierarchy

Level 1 - Quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e., as prices) or indirectly (i.e., derived from prices).

Level 3 - Inputs for the assets or liabilities that are not based on observable market data (unobservable inputs).

The following table presents the fair value hierarchy of assets and liabilities measured at fair value on a recurring basis as of March 31, 2024:

Particulars	Level 1	Level 2	Level 3	Total
FVTPL - Financial asset - Investments in units of mutual funds	37,757	-	-	37,757
FVTPL - Financial asset – Investment in limited liability partnership firm[2]	-	-	297	297
FVTPL - Financial asset - Investment in equity securities	136	-	1	137
Derivative financial instruments – net gain/(loss) on outstanding foreign exchange forward, option(1)	-	(125)	-	(125)

The following table presents the fair value hierarchy of assets and liabilities measured at fair value on a recurring basis as of March 31, 2023:

Particulars	Level 1	Level 2	Level 3	Total
FVTPL - Financial asset - Investments in units of mutual funds	36,692	-	-	36,692
FVTPL - Financial asset – Investment in limited liability partnership firm(2)	-	-	378	378
FVTPL - Financial asset - Investment in equity securities	70	-	1	71
FVTOCI - Financial asset - Investments in Market linked debentures	994	-	-	994
FVTOCI - Financial asset - Investment in equity securities	13	-	-	13
Derivative financial instruments – net gain/(loss) on outstanding foreign exchange forward, option and swap contracts and interest rate swap contracts	-	580	-	580

Further, Financial guarantee as at 31 March 2024 and 2023 is measured at FVTPL under level 3 hierarchy.

[1] *The Company enters into derivative financial instruments with various counterparties, principally financial institutions and banks. Derivatives valued using valuation techniques with market observable inputs are mainly foreign exchange forward option. The most frequently applied valuation techniques include forward pricing, swap models and Black-Scholes-Merton models (for option valuation), using present value calculations. The models incorporate various inputs including foreign exchange forward rates, interest rate curves and forward rate curves.*

As at March 31, 2024 and March 31, 2023, the changes in counterparty credit risk had no material effect on the hedge effectiveness assessment for derivatives designated in hedge relationships and other financial instruments recognised at fair value.

[2] *Fair value of these instruments is determined based on independent valuation report, which considers net asset value method.*

Derivative Financial instruments

The Company had a derivative financial asset and derivative financial liability of ₹ 165 and ₹ 290, respectively, as at March 31, 2024 as compared to derivative financial asset and derivative financial liability of ₹ 715 and ₹ 135, respectively, as at March 31, 2023 towards these derivative financial instruments.

Details of gain/(loss) recognised in respect of derivative contracts

The following table presents details in respect of the gain/(loss) recognised in respect of derivative contracts to hedge highly probable forecast transactions during the applicable year ended:

Notes to Financial Statements

(All amounts in Indian Rupees millions, except share data and where otherwise stated)

2.28 Financial instruments (continued)

Particulars	For the year ended March 31, 2024	For the year ended March 31, 2023
Net gain/ (loss) recognised as part of statement of Profit and Loss in respect of foreign exchange derivative contracts and cross currency interest rate swaps contracts	52	47
Net gain/(loss) recognised in OCI in respect of hedges of highly probable forecast transactions, net of amounts reclassified from OCI and recognised as component of revenue	(452)	(924)
Net gain/(loss) reclassified from OCI and recognised as component of revenue occurrence of forecasted transaction	806	(4,360)

The net carrying amount of the Company's "hedging reserve" as a component of equity before adjusting for tax impact was a loss of ₹ 91 as at March 31, 2024, as compared to a gain of ₹ 360 as at March 31, 2023.

Outstanding foreign exchange derivative contracts

The following table gives details in respect of the notional amount of outstanding foreign exchange derivative contracts as of March 31, 2024:

Amount in million

Category	Instrument	Currency[1]	Cross Currency[1]	Amounts in millions	Buy/Sell
Hedges of recognised assets and liabilities	Forwards	RUB	INR	RUB 1227	Sell
	Forwards	US$	INR	US$ 445	Sell
	Forwards	ZAR	INR	ZAR 133	Sell
	Forwards	GBP	INR	GBP 17	Sell
	Forwards	AUD	INR	AUD 7	Sell
	Forwards	EUR	INR	EUR 5	Sell
	Forwards	US$	BRL	US$ 6	Buy
	Forwards	US$	CLP	US$ 3	Buy
	Forwards	US$	COP	US$ 11	Buy
	Forwards	US$	RON	US$ 18	Buy
	Options	US$	INR	US$ 20	Sell
	Options	RUB	US$	RUB 2000	Sell
Hedges of highly probable forecast transactions	Forward contract	US$	INR	US$ 11	Sell
	Forward contract	RUB	INR	RUB 1,500	Sell
	Option contract	US$	INR	US$ 903	Sell
	Option contract	RUB	US$	RUB 1,050	Sell

Notes to Financial Statements

(All amounts in Indian Rupees millions, except share data and where otherwise stated)

2.28 Financial instruments (continued)

The following table gives details in respect of the notional amount of outstanding foreign exchange derivative contracts as of March 31, 2023:

Category	Instrument	Currency[1]	Cross Currency[1]	Amounts in millions	Buy/Sell
Hedges of recognised assets and liabilities	Forward contract	RUB	INR	RUB 2,614	Sell
	Forward contract	US$	INR	US$ 456	Sell
	Forward contract	ZAR	INR	ZAR 84	Sell
	Forward contract	GBP	INR	GBP 13	Sell
	Forward contract	AUD	INR	AUD 10	Sell
	Forward contract	CAD	INR	CAD 2	Sell
	Forward contract	EUR	INR	EUR 1	Sell
	Forward contract	US$	BRL	US$ 2	Buy
	Forward contract	US$	CLP	US$ 3	Buy
	Forward contract	US$	COP	US$ 9	Buy
	Forward contract	US$	MXN	US$ 10	Buy
	Forward contract	US$	RON	US$ 19	Buy
	Option contract	US$	INR	US$ 45	Sell
Hedges of highly probable forecast transactions	Forward contract	US$	INR	US$ 172	Sell
	Forward contract	RUB	INR	RUB 3,380	Sell
	Forward contract	AUD	INR	AUD 4	Sell
	Option contract	US$	INR	US$ 657	Sell
	Option contract	RUB	US$	RUB 1,000	Sell

[1] *"INR" means Indian Rupees, "US$" means United States dollars, "RUB" means Russian roubles. "GBP" means U.K. Pounds Sterling, "AUD" means Australian dollars, "CHF" means Swiss francs, "ZAR" means South African Rands, "MXN" means Mexican Peso, "EUR" means Euro, "COP" means Colombian Peso,"BRL" means Brazilian Real, "RON" means Romanian Leu, "CLP" means Chilean pesos and "CAD" means Canadian dollar.*

The table below summarises the periods when the cash flows associated with highly probable forecast transactions that are classified as cash flow hedges are expected to occur:

Particulars	As at March 31, 2024	As at March 31, 2023
Cash flows in US$		
Not later than one month	7,256	5,505
Later than one month and not later than three months	14,512	11,011
Later than three months and not later than six months	19,267	18,735
Later than six months and not later than one year	34,279	31,635
	75,315	**66,886**
Cash flows in Russian Roubles		
Not later than one month	767	560
Later than one month and not later than three months	1,535	1,665
Later than three months and not later than six months	-	2,404
Later than six months and not later than one year	-	-
	2,302	**4,629**
Cash flows in Australian Dollars		
Not later than one month	-	-
Later than one month and not later than three months	-	28
Later than three months and not later than six months	-	55
Later than six months and not later than one year	-	149
	-	232

Notes to Financial Statements

(All amounts in Indian Rupees millions, except share data and where otherwise stated)

2.29 Financial risk management

The Company's activities expose it to a variety of financial risks, including market risk, credit risk and liquidity risk.
The Company's primary risk management focus is to minimise potential adverse effects of market risk on its financial performance. The Company's risk management assessment and policies and processes are established to identify and analyse the risks faced by the Company, to set appropriate risk limits and controls, and to monitor such risks and compliance with the same. Risk assessment and management policies and processes are reviewed regularly to reflect changes in market conditions and the Company's activities. The Board of Directors and the Audit Committee is responsible for overseeing the Company's risk assessment and management policies and processes.

a. Market risk

Market risk is the risk of loss of future earnings, fair values or future cash flows that may result from adverse changes in market rates and prices (such as interest rates, foreign currency exchange rates and commodity prices) or in the price of market risk-sensitive instruments as a result of such adverse changes in market rates and prices. Market risk is attributable to all market risk-sensitive financial instruments, all foreign currency receivables and payables and all short-term and long-term debt. The Company is exposed to market risk primarily related to foreign exchange rate risk, interest rate risk and the market value of its investments. Thus, the Company's exposure to market risk is a function of investing and borrowing activities and revenue generating and operating activities in foreign currencies.

Foreign exchange risk

The Company's foreign exchange risk arises from its foreign operations, foreign currency revenues and expenses, (primarily in United States dollars, Russian roubles, U.K pounds sterling and Euros) and foreign currency borrowings. A significant portion of the Company's revenues are in these foreign currencies, while a significant portion of its costs are in Indian rupees. As a result, if the value of the Indian rupee appreciates relative to these foreign currencies, the Company's revenues measured in Indian rupees may decrease. The exchange rate between the Indian rupee and these foreign currencies has changed substantially in recent periods and may continue to fluctuate substantially in the future. Consequently, the Company uses both derivative and non-derivative financial instruments, such as foreign exchange forward contracts, option contracts, currency swap contracts and foreign currency financial liabilities, to mitigate the risk of changes in foreign currency exchange rates in respect of its highly probable forecast transactions and recognised assets and liabilities.

The details in respect of the outstanding foreign exchange forward and option contracts are given in note 2.28 above.

In respect of the Company's forward and option contracts, a 10% decrease/increase in the respective exchange rates of each of the currencies underlying such contracts would have resulted in:

a) ₹ 7,041/(7,269) increase/(decrease) in the Company's hedging reserve before tax and a ₹ 3,769/(3,881) increase/(decrease) in the Company's profit from such contracts, as at March 31, 2024;

b) ₹ 6,141/(6,221) increase/(decrease) in the Company's hedging reserve before tax and a ₹ 4,278/(4,278) increase/(decrease) in the Company's profit from such contracts, as at March 31, 2023;

The following table analyses foreign currency risk from non-derivative financial instruments as at March 31, 2024:

(All figures in equivalent Indian Rupees million)

Particulars	US$	Euro	Russian roubles	Others[1]	Total
Assets:					
Cash and cash equivalents	95	2	49	41	187
Trade receivables	31,978	1,625	5,320	3,053	41,976
Investments	12,646	-	-	-	12,646
Other financial assets	319	19	3	128	469
Total	**45,038**	**1,646**	**5,372**	**3,222**	**55,278**

Notes to Financial Statements

(All amounts in Indian Rupees millions, except share data and where otherwise stated)

2.29 Financial risk management (continued)

(All figures in equivalent Indian Rupees million)

Particulars	US$	Euro	Russian roubles	Others [(1)]	Total
Liabilities:					
Trade payables	5,875	1,328	466	242	7,911
Long-term borrowings	-	-	-	-	-
Short-term borrowings	-	-	-	-	-
Other financial liabilities	3,066	275	2,152	745	6,238
Total	**8,941**	**1,603**	**2,618**	**987**	**14,149**

The following table analyses foreign currency risk from non-derivative financial instruments as at March 31, 2023:

(All figures in equivalent Indian Rupees million)

Particulars	US$	Euro	Russian roubles	Others [(1)]	Total
Assets:					
Cash and cash equivalents	353	-	61	72	486
Trade receivables	30,557	1,600	4,133	2,563	38,853
Investments	12,395	-	-	-	12,395
Other financial assets	218	29	1,250	8	1,505
Total	**43,523**	**1,629**	**5,444**	**2,643**	**53,239**
Liabilities:					
Trade payables	4,763	1,403	530	599	7,295
Long-term borrowings	-	-	16	-	16
Short-term borrowings	-	-	-	-	-
Other financial liabilities	1,736	361	2,330	692	5,119
Total	**6,499**	**1,764**	**2,876**	**1,291**	**12,430**

(1) *Others include currencies such as Mexican pesos, U.K pounds sterling, Swiss francs, New Zealand Dollar, Singapore dollar, Australian dollars, Brazilian Real, South African Rands, Japanese Yen, Canadian dollar, Swedish krona, People's Republic of China, Ukrainian Hryvnia, Thai Baht and Kazakhstani Tenge.*

For the years ended March 31, 2024 and March 31, 2023, every 10% depreciation/appreciation in the exchange rate between the Indian rupee and the respective currencies for the above mentioned financial assets/liabilities would affect the Company's net profit by ₹ 4,113 and ₹ 4,081, respectively.

Interest rate risk

As at March 31, 2024 (March 31, 2023: ₹ Nil), the Company had loans with floating interest rates as follows: ₹ 2,500 of loans carrying a floating interest rate of 3 Months India Treasury Bill plus 5 bps; ₹ 4,600 of loans carrying a floating interest rate of 3 Months India Treasury Bill plus 10 bps.

For details of the Company's short-term and long-term loans and borrowings, including interest rate profiles, refer note 2.10A of these financial statements.

For the years ended March 31, 2024 and March 31, 2023, every 10% increase or decrease in the floating interest rate component (i.e., Treasury bill) applicable to its loans and borrowings would affect the Company's net profit by ₹ 49 and ₹ Nil, respectively.

The Company's investments in term deposits (i.e, certificates of deposit) with banks and short-term liquid mutual funds are for short and long durations, and therefore do not expose the Company to significant interest rates risk.

Notes to Financial Statements

(All amounts in Indian Rupees millions, except share data and where otherwise stated)

2.29 Financial risk management (continued)

Commodity rate risk

Exposure to market risk with respect to commodity prices primarily arises from the Company's purchases and sales of active pharmaceutical ingredients, including the raw material components for such active pharmaceutical ingredients. These are commodity products, whose prices may fluctuate significantly over short periods of time. The prices of the Company's raw materials generally fluctuate in line with commodity cycles, although the prices of raw materials used in the Company's active pharmaceutical ingredients business are generally more volatile. Cost of raw materials forms the largest portion of the Company's operating expenses. Commodity price risk exposure is evaluated and managed through operating procedures and sourcing policies. As of March 31, 2024, the Company had not entered into any material derivative contracts to hedge exposure to fluctuations in commodity prices.

b. Credit risk

Credit risk is the risk of financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its contractual obligations, and arises principally from the Company's receivables from customers and investment securities. The Company establishes an allowance for doubtful debts and impairment that represents its estimate of expected losses in respect of trade and other receivables and investments.

For details of Financial guarantee, refer note 2.24.

Trade and other receivables

The Company's exposure to credit risk is influenced mainly by the individual characteristics of each customer. The demographics of the customer, including the default risk of the industry and country in which the customer operates, also has an influence on credit risk assessment. Credit risk is managed through credit approvals, establishing credit limits and continuously monitoring the creditworthiness of customers to which the Company grants credit terms in the normal course of business.

Investments

The Company limits its exposure to credit risk by generally investing in liquid securities and only with counterparties that have a good credit rating. The Company does not expect any losses from non-performance by these counter-parties, and does not have any significant concentration of exposures to specific industry sectors or specific country risks.

Details of financial assets – not due, past due and impaired

None of the Company's cash equivalents, including term deposits (i.e., certificates of deposit) with banks, were past due or impaired as at March 31, 2024. The Company's credit period for trade receivables payable by its customers generally ranges from 20 - 180 days.

The ageing of trade receivables is given below:

Particulars	As at March 31, 2024	As at March 31, 2023
Neither past due nor impaired	35,893	34,041
Past due		
Less than 365 days	9,993	8,950
More than 365 days	412	-
Past due- Impaired		
Less than 365 days	32	-
More than 365 days	457	325
	46,787	**43,316**
Less: Allowance for credit losses	(548)	(427)
Total	**46,239**	**42,889**

Notes to Financial Statements

(All amounts in Indian Rupees millions, except share data and where otherwise stated)

2.29 Financial risk management (continued)

Refer note 2.6 B of these financial statements for the activity in the allowance for credit losses.

Loans and advances

Loans and advances are predominantly given to subsidiaries for the purpose of working capital and other business requirements.

Refer note 2.6 C of these financial statements for the activity in the allowance for doubtful advances.

Other than trade receivables and loans and advances, the Company has no significant class of financial assets that is past due but not impaired.

c. Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they become due. The Company manages its liquidity risk by ensuring, as far as possible, that it will always have sufficient liquidity to meet its liabilities when due, under both normal and stressed conditions, without incurring unacceptable losses or risk to the Company's reputation.

As at March 31, 2024 and March 31, 2023, the Company had uncommitted lines of credit from banks of ₹ 49,400 and ₹ 50,194 respectively.

As at March 31, 2024, the Company had working capital of ₹ 122,778, including cash and cash equivalents of ₹ 2,014, investments in term deposits with banks of ₹ 30,298, investments in bonds of ₹ 974, investment in commercial paper of ₹ 2,312 and investments in mutual funds of ₹ 37,757.

As at March 31, 2023, the Company had working capital of ₹ 93,486, including cash and cash equivalents of ₹ 1,123, investments in term deposits with banks of ₹ 5,335, investments in bonds of ₹ 2,894, investment in commercial paper of ₹ 2,328, investment in market linked debentures of ₹ 994 and investments in mutual funds of ₹ 36,692.

The table below provides details regarding the contractual maturities of significant financial liabilities (other than long-term borrowings and obligations under leases, which have been disclosed in note 2.10 B to these financial statements) as at March 31, 2024:

Particulars	On demand	2025	2026	2027	2028	Thereafter	Total
Trade payables	-	20,448	-	-	-	-	20,448
Short-term borrowings	4,600	2,500	-	-	-	-	7,100
Other financial liabilities	-	17,023	-	-	-	-	17,023
Derivative financial instruments – liabilities	-	290	-	-	-	-	290
Financial guarantee (Refer note 2.24)	3,800	-	-	-	-	-	3,800

The table below provides details regarding the contractual maturities of significant financial liabilities (other than long-term loans, borrowings and obligations under finance leases, which have been disclosed in note 2.10 A to these financial statements) as at March 31, 2023:

Particulars	On demand	2024	2025	2026	2027	Thereafter	Total
Trade payables	-	17,645	-	-	-	-	17,645
Short-term borrowings	-	6	-	-	-	-	6
Other financial liabilities	-	15,369	-	-	-	-	15,369
Derivative financial instruments – liabilities	-	135	-	-	-	-	135
Financial guarantee (Refer note 2.24)	3,800	-	-	-	-	-	3,800

Notes to Financial Statements

(All amounts in Indian Rupees millions, except share data and where otherwise stated)

2.30 Contingent liabilities and commitments

A. Contingent liabilities (claims against the Company not acknowledged as debts)

The Company is involved in disputes, lawsuits, claims, governmental and/or regulatory inspections, inquiries, investigations and proceedings (collectively, "Legal Proceedings"), including patent and commercial matters that arise from time to time in the ordinary course of business. Most of the claims involve complex issues. Often, these issues are subject to uncertainties and therefore the probability of a loss, if any, being sustained and an estimate of the amount of any loss is difficult to ascertain. Consequently, for a majority of these claims, it is not possible to make a reasonable estimate of the expected financial effect, if any, that will result from ultimate resolution of the proceedings. This is due to a number of factors, including: the stage of the proceedings (in many cases trial dates have not been set) and the overall length and extent of pre-trial discovery; the entitlement of the parties to an action to appeal a decision; clarity as to theories of liability; damages and governing law; uncertainties in timing of litigation; and the possible need for further legal proceedings to establish the appropriate amount of damages, if any. In these cases, the Company based on internal and external legal advices discloses information with respect to the nature and facts of the case.

The Company also believes that disclosure of the amount sought by plaintiffs, if that is known, would not be meaningful with respect to those legal proceedings.

Although there can be no assurance regarding the outcome of any of the Legal Proceedings referred to in this Note, the Company does not expect them to have a materially adverse effect on its financial statements or cashflows, as it believes that the likelihood of loss in excess of amounts accrued (if any) is not probable. However, if one or more of such Legal Proceedings were to result in judgments against the Company, such judgments could be material to its results of operations or cashflows in a given period.

(i) Product and patent related matters

Matters relating to National Pharmaceutical Pricing Authority

Norfloxacin, India litigation

The Company manufactures and distributes Norfloxacin, a formulations product, and in limited quantities, the active pharmaceutical ingredient norfloxacin. Under the Drugs (Prices Control) Order (the "DPCO"), the National Pharmaceutical Pricing Authority (the "NPPA") established by the Government of India had the authority to designate a pharmaceutical product as a "specified product" and fix the maximum selling price for such product. In 1995, the NPPA issued a notification and designated Norfloxacin as a "specified product" and fixed the maximum selling price. In 1996, the Company filed a statutory Form III before the NPPA for the upward revision of the maximum selling price and a writ petition in the Andhra Pradesh High Court (the "High Court") challenging the validity of the designation on the grounds that the applicable rules of the DPCO were not complied with while fixing the maximum selling price. The High Court had previously granted an interim order in favour of the Company; however it subsequently dismissed the case in April 2004.

The Company filed a review petition in the High Court in April 2004 which was also dismissed by the High Court in October 2004. Subsequently, the Company appealed to the Supreme Court of India, New Delhi (the "Supreme Court") by filing a Special Leave Petition.

During the year ended March 31, 2006, the Company received a notice from the NPPA demanding the recovery of the price charged by the Company for sales of Norfloxacin in excess of the maximum selling price fixed by the NPPA, which was ₹ 285 including interest.

The Company filed a writ petition in the High Court challenging this demand order. The High Court admitted the writ petition and granted an interim order, directing the Company to deposit 50% of the principal amount claimed by the NPPA, which was ₹ 77. The Company deposited this amount with the NPPA in November 2005. In February 2008, the High Court directed the Company to deposit an additional amount of ₹ 30, which was deposited by the Company in March 2008. In November 2010, the High

Notes to Financial Statements

(All amounts in Indian Rupees millions, except share data and where otherwise stated)

2.30 Contingent liabilities and commitments (continued)

Court allowed the Company's application to include additional legal grounds that the Company believed strengthened its defence against the demand.

For example, the Company added as grounds that trade margins should not be included in the computation of amounts overcharged, and that it was necessary for the NPPA to set the active pharmaceutical ingredient price before the process of determining the ceiling on the formulation price. In October 2013, the Company filed an additional writ petition before the Supreme Court challenging the inclusion of Norfloxacin as a "specified product" under the DPCO. In January 2015, the NPPA filed a counter affidavit stating that the inclusion of Norfloxacin was based upon the recommendation of a committee consisting of experts in the field. On July 20, 2016, the Supreme Court remanded the matters concerning the inclusion of Norfloxacin as a "specified product" under the DPCO back to the High Court for further proceedings. During the three months ended September 30, 2016, the Supreme Court dismissed the Special Leave Petition pertaining to the fixing of prices for Norfloxacin formulations.

During the three months ended December 31, 2016, a writ petition pertaining to Norfloxacin was filed by the Company with the Delhi High Court. In addition, the Company have filed writ petitions challenging the inclusion and designation of Theophylline/Doxofylline, Cloxacillin and Ciprofloxacin as "specified products" as per DPCO 1995 and the related Demand Notices issued thereunder. The matters are tagged along with the Norfloxacin matter and have been adjourned to July 19, 2024 for hearing.

Based on its best estimate, the Company has recorded a provision for potential liability for sale proceeds in excess of the notified selling prices, including the interest thereon, and believes that the likelihood of any further liability that may arise on account of penalties pursuant to this litigation is not probable.

Litigation relating to Cardiovascular and Anti-diabetic formulations

In July 2014, the NPPA, pursuant to the guidelines issued in May 2014 and the powers granted by the Government of India under the Drugs (Price Control) Order, 2013, issued certain notifications regulating the prices for 108 formulations in the cardiovascular and antidiabetic therapeutic areas. The Indian Pharmaceutical Alliance ("IPA"), in which the Company is a member, filed a writ petition in the Bombay High Court challenging the notifications issued by the NPPA on the grounds that they were ultra vires, ex facie and ab initio void. The Bombay High Court issued an order to stay the writ in July 2014. On September 26, 2016, the Bombay High Court dismissed the writ petition filed by the IPA and upheld the validity of the notifications/orders passed by the NPPA in July 2014. Further, on October 25, 2016, the IPA filed a Special Leave Petition with the Supreme Court, which was dismissed by the Supreme Court.

During the three months ended December 31, 2016, the NPPA issued show-cause notices relating to allegations that the Company exceeded the notified maximum prices for 11 of its products. The Company has responded to these notices.

On March 20, 2017, the IPA filed an application before the Bombay High Court for the recall of the judgment of the Bombay High Court dated September 26, 2016. This recall application filed by the IPA was dismissed by the Bombay High Court on October 4, 2017. Further, on December 13, 2017, the IPA filed a Special Leave Petition with the Supreme Court for the recall of the judgment of the Bombay High Court dated October 4, 2017, which was dismissed by Supreme Court on January 10, 2018.

During the three months ended March 31, 2017, the NPPA issued notices to the Company demanding payments relating to the foregoing products for the allegedly overcharged amounts, along with interest. On July 13, 2017, in response to a writ petition which the Company had filed, the Delhi High Court set aside all the demand notices of the NPPA and directed the NPPA to provide a personal hearing to the Company and pass a speaking order. A personal hearing in this regard was held on July 21, 2017. On July 27, 2017, the NPPA passed a speaking order along with the demand notice directing the Company to pay an amount of ₹ 776. On August 3, 2017, the Company filed a writ petition challenging the speaking order and the demand notice. Upon hearing the matter on August 8, 2017, the Delhi High Court stayed the operation of the demand order and directed the Company to deposit ₹ 100 and furnish a bank guarantee for ₹ 676. Pursuant to the order, the Company deposited ₹ 100 on September 13, 2017 and submitted a bank guarantee of ₹ 676 dated September 15, 2017 to the Registrar General, Delhi High

Notes to Financial Statements

(All amounts in Indian Rupees millions, except share data and where otherwise stated)

2.30 Contingent liabilities and commitments (continued)

Court. On November 22, 2017, the Delhi High Court directed the Union of India to file a final counter affidavit within six weeks, subsequent to which the Company could file a rejoinder. On May 10, 2018, the counter affidavit was filed by the Union of India. The Company subsequently filed a rejoinder and both were taken on record by the Delhi High Court. The matter has been adjourned to July 31, 2024 for hearing.

Based on its best estimate, the Company has recorded a cumulative provision of ₹ 437 (₹ 395 upto March 31, 2023) under "Selling, general and administrative expenses" as a potential liability for sale proceeds in excess of the notified selling prices, including the interest thereon, and believes that the likelihood of any further liability that may arise on account of penalties pursuant to this litigation is not probable.

However, if the Company is unsuccessful in such litigation, it will be required to remit the sale proceeds in excess of the notified selling prices to the Government of India with interest and could potentially include penalties, which amounts are not readily ascertainable.

(ii) Civil litigation with Mezzion

On January 13, 2017, Mezzion Pharma Co. Ltd. and Mezzion International LLC (collectively, "Mezzion") filed a complaint in the New Jersey Superior Court against the Company and its wholly owned subsidiary in the United States. The complaint pertains to the production and supply of the active pharmaceutical ingredient ("API") for udenafil (a patented compound) and an udenafil finished dosage product during a period from calendar years 2007 to 2015. Mezzion alleges that the Company failed to comply with the U.S. FDA's current Good Manufacturing Practices ("cGMP") at the time of manufacture of the API and finished dosage forms of udenafil and, consequently, that this resulted in a delay in the filing of a NDA for the product by Mezzion. The Company filed a motion to dismiss Mezzion's complaint on the technical grounds that the Court lacks jurisdiction over the Company. In January 2018, the Court denied the Company's motion to dismiss the complaint on the jurisdictional matter. The Company's interlocutory appeal of said denial was also denied. The case is continuing in pretrial discovery.

The Company denies any wrongdoing or liability in this regard, and intends to vigorously defend against the claims asserted in Mezzion's complaint. Any liability that may arise on account of this claim is unascertainable. Accordingly, no provision was made in these financial statements.

(iii) Internal Investigation

The Company received an anonymous complaint in September 2020, alleging that healthcare professionals in Ukraine and potentially in other countries were provided with improper payments by or on behalf of the Company in violation of U.S. anti-corruption laws, specifically the U.S. Foreign Corrupt Practices Act. The Company disclosed the matter to the U.S. Department of Justice ("DOJ"), Securities and Exchange Commission ("SEC") and Securities Exchange Board of India. The Company engaged a U.S. law firm to conduct the investigation at the instruction of a committee of the Company's Board of Directors. On July 6, 2021 the Company received a subpoena from the SEC for the production of related documents, which were provided to the SEC.

The Company made presentations to the SEC and the DOJ in relation to the investigation with respect to certain countries during the previous fiscal years. The Company also made a presentation to the SEC and the DOJ in relation to its Global Compliance Framework, including the ongoing enhancement initiatives, during the year ended March 31, 2023. The Company is complying with its listing obligations as it relates to updating the regulatory agencies. While the findings from the aforesaid investigations could result in government or regulatory enforcement actions against the Company in the United States and/or foreign jurisdictions, which can lead to civil and criminal sanctions under relevant laws, the outcomes including liabilities are not reasonably ascertainable at this time.

Notes to Financial Statements

(All amounts in Indian Rupees millions, except share data and where otherwise stated)

2.30 Contingent liabilities and commitments (continued)

(iv) Environmental matters

Land pollution

The Indian Council for Environmental Legal Action filed a writ in 1989 under Article 32 of the Constitution of India against the Union of India and others in the Supreme Court of India for the safety of people living in the Patancheru and Bollaram areas of Medak district of the then existing undivided state of Andhra Pradesh. The Company has been named in the list of polluting industries. In 1996, the Andhra Pradesh District Judge proposed that the polluting industries compensate farmers in the Patancheru, Bollaram and Jeedimetla areas for discharging effluents which damaged the farmers' agricultural land. The compensation was fixed at ₹ 0.0013 per acre for dry land and ₹ 0.0017 per acre for wet land. Accordingly, the Company has paid a total compensation of ₹ 3. The Andhra Pradesh High Court disposed of the writ petition on February 12, 2013 and transferred the case to the National Green Tribunal ("NGT"), Chennai, India. The interim orders passed in the writ petitions will continue until the matter is decided by the NGT. The NGT has, through its order dated October 30, 2015, constituted a Fact Finding Committee.

The NGT has also permitted the alleged polluting industries to appoint a person on their behalf in the Fact Finding Committee. However, the Company, along with the alleged polluting industries, has challenged the constitution and composition of the Fact Finding Committee. The NGT has directed that until all the applications challenging the constitution and composition of the Fact Finding Committee are disposed of, the Fact Finding Committee shall not commence its operation

The NGT, Chennai in a judgment dated October 24, 2017, disposed of the matter. The Bulk Drug Manufacturers Association of India ("BDMAI"), in which the Company is a member, subsequently filed a review petition against the judgment on various aspects.

The NGT, Delhi, in a judgment dated November 16, 2017 in another case in which the Company is not a party, stated that the moratorium imposed in the Patancheru and Bollaram areas shall continue until the Ministry of Environment, Forest and Climate Change passes an order keeping in view the needs of the environment and public health. The Company filed an appeal challenging this judgment.

The High Court of Hyderabad heard the Company's appeal challenging this judgment in July 2018 and directed the respondents to file their response within a period of four weeks. During the three months ended September 30, 2018, the respondents filed counter affidavits and the matter has now been adjourned for final hearing.

The appeal came up for hearing before the High Court of Hyderabad on October 25, 2018 and has been adjourned for further hearing. The Hon'ble High Court has closed the matter in June 2022, by granting liberty for the Company to take proper recourse for remedies available under the NGT Act, 2010 before the Hon'ble Supreme Court of India.

On April 24, 2019, based upon the judgment of the NGT, Chennai dated October 24, 2017, the Government of Telangana has issued GO.Ms. No. 24 of 2019 that allows for expansion of production of all kinds of existing industrial units located within the stretch of Patancheru – Bollaram upon depositing an amount equivalent to 1% of the annual turnover of the respective unit for the concluded fiscal year, i.e., March 31, 2019. Accordingly, the Company made a provision of ₹ 29.4, representing the probable cost of expansion, during the year ended March 31, 2019.

During the three months ended September, 2019, the Telangana State Pollution Control Board ("TSPCB") issued Operational Guidelines basis the NGT, Chennai Order dated October 24, 2017, G.O.Ms. No. 24 dated April 24, 2019 and G.O.Ms. No. 31 dated May 24, 2019 and sought to recover retrospectively an amount of 0.5% of the annual turnover from the fiscal years 2016-2017 to 2018-2019 for all the industrial units situated in Patancheru and Bollaram for the purposes of restoration of such affected area. The Company has four industrial units situated in Patancheru and Bollaram. The Consent For Operation ("CFO") for change of product mix application filed by one of the industrial unit of the Company has been recommended for issuance of CFO with change of product mix only upon payment of 0.5% of the annual turnover from the fiscal years 2016-2017 to 2018-2019 to the TSPCB. The Company intends to vigorously defend itself against the Operational Guidelines.

Notes to Financial Statements

(All amounts in Indian Rupees millions, except share data and where otherwise stated)

2.30 Contingent liabilities and commitments (continued)

In November 2019, demand notices were issued by the TSPCB for collection of Corpus Fund of 0.5% as remediation fee on the previous year turnover as per Operational Guidelines dated August 03, 2019 issued by TSPCB under the guise of G.O.Ms No. 24 dated April 24, 2019 and G.O.Ms No. 31 dated May 24, 2019 and basis the judgment of NGT, Chennai dated October 24, 2017 for the fiscal years 2015-2016 to 2018-2019 received by CTO-1, CTO-2, CTO-3 and CTO-5 of the Company.

On November 22, 2019, The Hon'ble High Court of Judicature at Hyderabad issued an Interim Order which stayed the demand on the condition that the Company deposit ₹ 60 as the remediation fee for the fiscal year 2018-2019 payable in the fiscal year 2019-2020. The deposit of ₹ 60 was made and the Interim Order is continuing. Consequently the Hon'ble High Court has disposed of the matter with a liberty to the Company to approach the NGT, if necessary. The Company believes that any additional liability that might arise in this regard is not probable. Accordingly, no provision relating to these claims has been made in the financial statements.

Accordingly, no provision relating to these claims has been made in the financial statements.

(v) Fuel Surcharge Adjustments

The Andhra Pradesh Electricity Regulatory Commission (the "APERC") passed various orders approving the levy of Fuel Surcharge Adjustment ("FSA") charges for the period from April 01, 2008 to March 31, 2013 by power distribution companies from all the consumers of electricity in the then existing undivided state of Andhra Pradesh, India where the Company's headquarters and principal manufacturing facilities are located. Separate writ petitions filed by the Company for various periods, challenging and questioning the validity and legality of this levy of FSA charges by the APERC, are pending before the High Court of Andhra Pradesh and the Supreme Court of India.

The total amount approved by APERC for collection by the power distribution companies from the Company in respect of FSA charges for the period from April 01, 2008 to March 31, 2013 is ₹ 482. After taking into account all of the available information and legal provisions, the Company has recorded ₹ 219 as the potential liability towards FSA charges.

However, the Company has paid, under protest, an amount of ₹ 354 as demanded by the power distribution companies as part of monthly electricity bills. The Company remains exposed to additional financial liability should the orders passed by the APERC be upheld by the Courts.

During the three months ended June 30, 2016, the Supreme Court of India dismissed the Special Leave Petition filed by the Company in this regard for the period from April 01, 2012 to March 31, 2013. As a result, for the quarter ended June 30, 2016, the Company recognized an expenditure of ₹ 55 (by de-recognizing the payments under protest) representing the FSA charges for the period from April 01, 2012 to March 31, 2013.

(vi) Indirect taxes related matters

Value Added Tax ("VAT") matter

The Company has received various demand notices from the Government of Telangana's Commercial Taxes Department objecting to the Company's methodology of calculation of VAT input credit. The below table shows the details of each of such demand notice, the amount demanded and the current status of the Company's responsive actions.

Period covered under the notice	Amount demanded	Status
April 2006 to March 2009	₹ 66 plus 10% penalty	The State VAT Appellate Tribunal has remanded the matter to the assessing authority to re-compute the eligibility and penalty orders are set-aside. The Company filed appeal against the same with the High Court, Telangana
April 2009 to March 2011	₹ 55 plus 10% penalty	The Company has filed an appeal before the Sales Tax Appellate Tribunal. The matter was remanded to the original adjudicating authority with a direction to re-calculate the eligibility for the year ended 31 March, 2010
April 2011 to March 2014	₹ 27 plus 10% penalty	The Appellate Deputy Commissioner issued an order partially in favour of the Company

Notes to Financial Statements

(All amounts in Indian Rupees millions, except share data and where otherwise stated)

2.30 Contingent liabilities and commitments (continued)

The Company has recorded a provision of ₹ 51 as of March 31, 2024, and believes that the likelihood of any further liability that may arise on account of the ongoing litigation is not probable.

Notices from Commissioner of Goods and Services Tax, India

In January 2020, the Commissioner of Goods and Services Tax, India issued notices alleging that the Company has improperly availed input tax credit of ₹ 307. The Company then received an order from the Additional Commissioner of Goods and Services Tax in favor of the Company's right to claim such input tax credit. Subsequently the tax authorities filed an appeal against the favorable order before the Commissioner of Goods and Services Tax (Appeals). Commissioner of Goods and Service Tax (Appeals) passed an order rejecting the Company's right to claim such input tax credit availment. The Company has filed an Appeal against such order before Hon'ble High Court of Telangana. The Company believes that it has correctly distributed and availed the input tax credit within the provisions of the applicable Act and hence no additional liability will accrue in this regard.

With reference to availment of input tax credit relating to education cess, the Company has received order with tax demand of ₹ 31 from the Goods and Service Tax ("GST") authorities of various states pursuant to which it has recorded a provision of ₹ 31 as of March 31, 2024.

In February 2022, the Company has paid under protest an amount of ₹ 123 towards a reversed GST charge. The Company believes that such GST amount paid is not payable and the entire amount will be refundable to the Company upon the refund claim by the Company. Further to the same the company has received the notice of DRC-01A in Feb'2024 from the DGGI authorities and the company has responded to the same and awaiting for the further hearing on same.

Other indirect tax related matters

Additionally, the Company is in receipt of various demand notices from the Indian Sales and Service Tax authorities. The disputed amount is ₹ 463. The Company has responded to such demand notices and believes that the chances of any liability arising from such notices are less than probable. Accordingly, no provision is made in these financial statements as of March 31, 2024.

(vii) Others

Additionally, the Company is involved in other disputes, lawsuits, claims, governmental and/or regulatory inspections, inquiries, investigations and proceedings, including patent and commercial matters that arise from time to time in the ordinary course of business. Except as discussed above, the Company does not believe that there are any such contingent liabilities that are expected to have any material adverse effect on its financial statements.

B. Commitments:

Particulars	As at March 31, 2024	As at March 31, 2023
Estimated amounts of contracts remaining to be executed on capital account and not provided for (net of advances)	15,656	7,281

Notes to Financial Statements

(All amounts in Indian Rupees millions, except share data and where otherwise stated)

2.31 Dividend remittance in foreign currency

The Company does not make any direct remittances of dividends in foreign currencies to American Depository Receipts (ADRs) holders. The Company remits the equivalent of the dividends payable to the ADR holders in Indian Rupees to the custodian, which is the registered shareholder on record for all owners of the Company's ADRs. The custodian purchases the foreign currencies and remits it to the depository bank which inturn remits the dividends to the ADR holders.

2.32 Segment reporting

In accordance with Ind AS 108, Operating Segments, segment information has been given in the consolidated financial statements of Dr. Reddy's Laboratories Limited and therefore no separate disclosure on segment information is given in these financial statements.

2.33 Capital management

For the purposes of the Company's capital management, capital includes issued capital and all other equity reserves. The primary objective of the Company's capital management is to maximise shareholder value. The Company manages it's capital structure and makes adjustments in the light of changes in economic environment and the requirements of the financial covenants. The Company monitors capital using gearing ratio, which is total debt divided by total capital plus debt. The capital gearing ratio as on March 31, 2024 and March 31, 2023 was 3% and 0%, respectively.

2.34 Geopolitical Conflicts

The Company considered the uncertainties relating to the escalation of conflict in the middle east, and duration of military conflict between Russia and Ukraine in assessing the recoverability of receivables, goodwill, intangible assets, investments and other assets. The outcome of the conflict is difficult to predict, and it could have an adverse impact on the macroeconomic environment. Management has considered all potential impacts of the conflict including adherence to global sanctions and other restrictive measures against Russia and any retaliatory actions taken by Russia. For this purpose, the Company considered internal and external sources of information up to the date of approval of these consolidated financial statements. The Company based on its judgments, estimates and assumptions including sensitivity analysis, expects to fully recover the carrying amount of receivables, inventory, goodwill, intangible assets, investments and other assets. Accordingly, during the year ended 31 March 2024 the impact of this conflict on the Company's operations and financial condition was not material. The Company will continue to closely monitor any material changes to future economic conditions.

2.35 The Code on Social Security, 2020

The Code on Social Security, 2020 ('Code') relating to employee benefits during employment and post employment benefits received Presidential assent in September 2020. The Code has been published in the Gazette of India. Certain sections of the code came into effect on May 03, 2023. However, the final rules/interpretation have not yet been issued. The Company will complete their evaluation once the subject rules are notified and will give appropriate impact in the financial statements in the period in which, the Code becomes effective.

Notes to Financial Statements

(All amounts in Indian Rupees millions, except share data and where otherwise stated)

2.36 Regulatory Inspection of facilities

Tabulated below are the details of the U.S. FDA inspections carried out at various facilities of the Company :

Located in India

Month and year	Unit	Details of observations
March 2021	API Middleburgh Plant, New York, United States	Three observations were noted. In February 2022, an Establishment Inspection Report ("EIR") was issued by the U.S. FDA indicating the closure of the audit.
April 2021	Integrated Product Development Organization (IPDO), Bachupally, Hyderabad, India	No observations noted. EIR/Remote Record Review Summary was received on August 10, 2021 and the U.S. FDA concluded that this remote record review was closed.
October 2021	Formulations manufacturing facilities {Vizag SEZ plant 1 (FTO VII) and Vizag SEZ plant 2 (FTO IX)} at Duvvada, Visakhapatnam, India	Eight observations were noted. In February 2022, an EIR was issued by the U.S. FDA indicating the closure of the audit.
July 2022	Formulations manufacturing facility (FTO XI) at Srikakulam, India	Two observations were noted in the U.S. FDA inspection. The Company responded to the observations in July 2022. In August 2022, an EIR was issued by the U.S. FDA indicating the closure of audit.
May 2023	API Hyderabad plant 1, Bollaram, Hyderabad, India	One observation was noted. The Company responded to the observation on May 24, 2023. On August 3, 2023, an EIR was issued by the U.S. FDA indicating the closure of audit.
May 2023	Formulations Srikakulam (SEZ) plant 2, Andhra Pradesh, India	Four observations were noted. The Company responded to the observations on June 5, 2023. On June 16, 2023, an EIR was issued by the U.S. FDA indicating the closure of audit.
June 2023	API Hyderabad plant 3, Bollaram, Hyderabad, India	No observations were noted in the U.S. FDA inspection. On September 12, 2023, an EIR was issued by the U.S. FDA indicating the closure of audit.
July 2023	API Srikakulam plant (Unit 6), Andhra Pradesh, India	No observations were noted in the U.S. FDA inspection and the Company is awaiting the EIR.
October 2023	Biologics, Hyderabad, India	Nine observations were noted in the U.S. FDA inspection. The Company responded to the observations on November 2, 2023 and is awaiting the EIR. A Complete Response Letter (CRL) received from the U.S. FDA in April 2024 regarding its biologics license application for a biosimilar.
October 2023	Formulations Hyderabad Plant 3, Hyderabad, India	Ten observations were noted in the U.S. FDA inspection. The Company responded to the observations on November 20, 2023 and is awaiting the EIR. On February 9, 2024, an EIR was issued by the U.S. FDA indicating the closure of audit
December 2023	Integrated Product Development Organization (IPDO) at Bachupally, Hyderabad	Three observations were noted in the U.S. FDA inspection. The Company responded to the observations on January 2, 2024. On March 05, 2024, an EIR was issued by the U.S. FDA indicating the closure of audit.

2.37 Merger of Dr. Reddy's Holdings Limited into Dr. Reddy's Laboratories Limited

The Board of Directors, at its meeting held on July 29, 2019, had approved the amalgamation of Dr. Reddy's Holdings Limited ("DRHL"), an entity held by the Promoter Group, which holds 24.83% of Dr. Reddy's Laboratories Limited (the "Company") into the Company (the "Scheme"). This Scheme is subject to the approval of shareholders, stock exchanges, the National Company Law Tribunal ("NCLT") and other relevant regulators as per the provisions of Section 230 to 232 and any other applicable provisions of the Companies Act, 2013.

Notes to Financial Statements

(All amounts in Indian Rupees millions, except share data and where otherwise stated)

2.37 Merger of Dr. Reddy's Holdings Limited into Dr. Reddy's Laboratories Limited (continued)

The Scheme was intended to simplify the shareholding structure and reduction of shareholding tiers. The Promoter Group cumulatively was to continue to hold the same number of shares in the Company, pre and post the amalgamation. All costs, charges and expenses relating to the Scheme will be borne out of the surplus assets of DRHL. Further, any expense, if exceeding the surplus assets of DRHL, will be borne directly by the Promoter Group.

During the fiscal year ended March 31, 2020, the Scheme was approved by the board of directors, members and unsecured creditors of the Company. The no-observation letters from the BSE Limited and National Stock Exchange of India Limited were received on the basis of no comments received from Securities and Exchange Board of India ("SEBI"). The petition for approval of the said Scheme was filed with the Hon'ble NCLT, Hyderabad Bench.

The aforementioned Scheme was approved by the NCLT, Hyderabad Bench vide its Order dated April 05, 2022. Subsequently, the Company filed the NCLT order, with the Ministry of Company Affairs on April 08, 2022 ("Effective Date"). Pursuant to the Scheme of Amalgamation and Arrangement as approved by the NCLT, an aggregate of 41,325,300 equity shares, face value of ₹ 5 each held by DRHL in the share capital of the Company have been cancelled and an equivalent 41,325,300 number of equity shares, face value of ₹ 5 each were allotted to the shareholders of DRHL. There was no change in the total equity shareholding (Promoter/Public Shareholding) of the Company, on account of the allotment/ cancellation of equity shares pursuant to the approved Scheme.

The Scheme also provides that the Promoters of the Company will jointly and severally indemnify, defend and hold harmless the Company, its directors, employees, officers, representatives, or any other person authorized by the Company (excluding the Promoters) for any liability, claim, or demand, which may devolve upon the Company on account of this amalgamation.

2.38 Ratio analysis and its elements

Ratio	Numerator	Denominator	As at March 31, 2024	As at March 31, 2023	Variance (in %)
Current ratio	Current Assets	Current Liabilities	3.22	3.11	4.82%
Debt- Equity Ratio	Total Debt	Shareholder's Equity	0.03	0.00	1225.95%[4]
Debt Service Coverage ratio	Earnings for debt service [1]	Debt service [2]	86.74	56.03	54.80%[5]
Return on Equity ratio	Net Profits after taxes	Average Shareholder's Equity	0.19	0.13	46.15%[5]
Inventory Turnover ratio	Cost of goods sold	Average Inventory	1.43	1.59	(10.06%)
Trade Receivable Turnover Ratio	Revenue	Average Trade Receivable	4.37	3.67	19.07%
Trade Payable Turnover Ratio	Net credit purchases	Average Trade Payables	3.16	2.78	13.67%
Net Capital Turnover Ratio	Revenue	Working capital	1.58	1.81	(12.71%)
Net Profit ratio	Net Profit	Revenue	22.29%	15.40%	44.74%[5]
Return on Capital Employed	Earnings before interest and taxes	Capital Employed [3]	25.35%	21.12%	20.03%[5]
Return on Investment	Income generated from investments	Time weighted average investments	8.04%	6.28%	28.03%[6]

(1) Net profit after taxes + non-cash and non-operating expenses + Interest + Other adjustments like loss on sale of assets etc.

(2) Interest + lease payments + principal repayments.

(3) Tangible Net Worth + total debt.

(4) Increase led by additional short term borrowings taken during the year.

(5) Improvement mainly due to high margin in new product contribution, higher government incentives and favourable foreign exchange.

(6) Increase in interest rates and new investments made during the year lead to increase in return on investment.

Notes to Financial Statements

(All amounts in Indian Rupees millions, except share data and where otherwise stated)

2.39 Other Statutory Information

(i) The Company does not have any Benami property, where any proceeding has been initiated or pending against the Company for holding any Benami property.

(ii) The Company does not have any transactions with struck off companies.

(iii) The Company does not have any charges or satisfaction which is yet to be registered with ROC beyond the statutory period.

(iv) The Company has not traded or invested in Crypto currency or Virtual Currency during the financial year.

(v) The Company has not advanced or loaned or invested funds to any other person(s) or entity(ies), including foreign entities (Intermediaries) with the understanding that the Intermediary shall:

(a) directly or indirectly lend or invest in other persons or entities identified in any manner whatsoever by or on behalf of the company (Ultimate Beneficiaries) or

(b) provide any guarantee, security or the like to or on behalf of the Ultimate Beneficiaries.

(vi) The Company has not received any fund from any person(s) or entity(ies), including foreign entities (Funding Party) with the understanding (whether recorded in writing or otherwise) that the Company shall:

(a) directly or indirectly lend or invest in other persons or entities identified in any manner whatsoever by or on behalf of the Funding Party (Ultimate Beneficiaries) or

(b) provide any guarantee, security or the like on behalf of the Ultimate Beneficiaries.

(vii) The Company has not entered in to any transaction which is not recorded in the books of accounts that has been surrendered or disclosed as income during the year in the tax assessments under the Income Tax Act, 1961 (such as, search or survey or any other relevant provisions of the Income Tax Act, 1961).

(viii) The Company has not been declared as wilful defaulter by any bank or financial institution or other lender.

(ix) The Company has complied with the number of layers prescribed under clause (87) of section 2 of the Act read with the Companies (Restriction on number of Layers) Rules, 2017.

(x) No Scheme of Arrangements has been approved by the Competent Authority in terms of sections 230 to 237 of the Companies Act, 2013, during the year.

(xi) The Company does not have any borrowings from banks or financial institutions against security of its current assets.

Notes to Financial Statements

(All amounts in Indian Rupees millions, except share data and where otherwise stated)

2.40 Subsequent events

Please refer to notes 2.9 and 2.30 of these financial statements for the details of subsequent events relating to the proposed dividend, contingencies, respectively.

Agreement with Nestlé India:

On April 25, 2024, the Company entered into a definitive agreement with Nestlé India Limited ("Nestlé India"), for manufacturing, developing, promoting, marketing, selling, distributing, and commercializing nutraceutical products and supplements in India and other geographies as may be agreed by the parties.

The aforesaid business activities shall be carried out through Dr. Reddy's Nutraceuticals Limited (the "Nutraceuticals subsidiary") which was incorporated on March 14, 2024. The present paid-up share capital of the Nutraceuticals subsidiary is entirely held by the Company.

The aforesaid definitive agreement is subject to certain closing conditions and is expected to become effective by the quarter ended September 30, 2024, upon infusion of funds by Nestlé India and completion of other closing conditions. Post completion, the Company will hold 51% and the Nestlé India will hold 49% of the paid-up share capital in the Nutraceuticals subsidiary with shareholder rights to voting, dividend distribution and other economic rights as agreed in the aforesaid definitive agreement.

Further, Nestlé India will have a call option to increase their shareholding in the Nutraceuticals subsidiary after six years up to 60% for a payment at fair market value. However, the Company shall continue to hold at least 40% of the shareholding after Nestlé India exercises its call option.

2.41 Audit trail

The company has used accounting software for maintaining its books of account which has a feature of recording audit trail (edit log) facility and the same has been operated throughout the year for all relevant transactions recorded in the software. Further, there are no instance of audit trail feature being tampered with. Additionally, the audit trail has been preserved as per the statutory requirements for record retention.

As per our report of even date attached
for **S.R. Batliboi & Associates LLP**
Chartered Accountants
ICAI Firm registration number: 101049W/E300004
per Shankar Srinivasan
Partner
Membership No.: 213271

Place: Hyderabad
Date: May 07, 2024

for and on behalf of the Board of Directors of **Dr. Reddy's Laboratories Limited**

K Satish Reddy	Chairman, DIN: 00129701
G V Prasad	Co-Chairman & Managing Director, DIN: 00057433
Erez Israeli	Chief Executive Officer
Parag Agarwal	Chief Financial Officer
K Randhir Singh	Company Secretary

Place: Hyderabad
Date: May 07, 2024

Independent Auditor's Report

To the Members of Dr. Reddy's Laboratories Limited

Report on the Audit of the Consolidated Financial Statements

Opinion

We have audited the accompanying consolidated financial statements of Dr Reddy's Laboratories Limited (hereinafter referred to as "the Holding Company"), its subsidiaries (the Holding Company and its subsidiaries together referred to as "the Group"), its associate and joint ventures comprising of the consolidated Balance sheet as at March 31 2024, the consolidated Statement of Profit and Loss, including other comprehensive income, the consolidated Cash Flow Statement and the consolidated Statement of Changes in Equity for the year then ended, and notes to the consolidated financial statements, including a summary of material accounting policies and other explanatory information (hereinafter referred to as "the consolidated financial statements").

In our opinion and to the best of our information and according to the explanations given to us and based on the consideration of reports of other auditors on separate financial statements and on the other financial information of the subsidiaries the aforesaid consolidated financial statements give the information required by the Companies Act, 2013, as amended ("the Act") in the manner so required and give a true and fair view in conformity with the accounting principles generally accepted in India, of the consolidated state of affairs of the Group, its associate and joint ventures as at March 31, 2024, their consolidated profit including other comprehensive income, their consolidated cash flows and the consolidated statement of changes in equity for the year ended on that date.

Basis for Opinion

We conducted our audit of the consolidated financial statements in accordance with the Standards on Auditing (SAs), as specified under section 143(10) of the Act. Our responsibilities under those Standards are further described in the 'Auditor's Responsibilities for the Audit of the Consolidated Financial Statements' section of our report. We are independent of the Group, associate and joint ventures in accordance with the 'Code of Ethics' issued by the Institute of Chartered Accountants of India together with the ethical requirements that are relevant to our audit of the financial statements under the provisions of the Act and the Rules thereunder, and we have fulfilled our other ethical responsibilities in accordance with these requirements and the Code of Ethics. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion on the consolidated financial statements.

Key Audit Matters

Key audit matters are those matters that, in our professional judgment, were of most significance in our audit of the consolidated financial statements for the financial year ended March 31, 2024. These matters were addressed in the context of our audit of the consolidated financial statements as a whole, and in forming our opinion thereon, and we do not provide a separate opinion on these matters. For each matter below, our description of how our audit addressed the matter is provided in that context.

We have determined the matters described below to be the key audit matters to be communicated in our report. We have fulfilled the responsibilities described in the Auditor's responsibilities for the audit of the consolidated financial statements section of our report, including in relation to these matters. Accordingly, our audit included the performance of procedures designed to respond to our assessment of the risks of material misstatement of the consolidated financial statements. The results of audit procedures performed by us and by other auditors of components not audited by us, as reported by them in their audit reports furnished to us by the management, including those procedures performed to address the matters below, provide the basis for our audit opinion on the accompanying consolidated financial statements.

<table>
<tr><th>Key audit matters</th><th>How our audit addressed the key audit matter</th></tr>
<tr><td colspan="2">Contingencies, including litigations (as described in note 1.3(m) of the material accounting policies, and note 2.33 (A) containing details of contingencies in the consolidated financial statements)</td></tr>
<tr><td>The Company is involved in disputes, lawsuits, claims, anti-trust, governmental and / or regulatory inspections, inquiries, investigations and proceedings, including patent and commercial matters that arise from time to time in the ordinary course of business.

The Company recognizes a liability for those legal contingencies for which it has a possible or a present obligation that can be estimated reliably, and it is probable that an outflow of economic benefits will be required to settle the obligation. The Company assisted by their internal and external legal counsel assesses the need to make provision or disclose the need to make provision or discloses information with respect to the nature and facts of the case.

This area is significant to our audit, since auditing management's determination of whether a loss for a contingency are probable and reasonably estimable, reasonably possible or remote, and the related disclosures, is highly subjective and requires significant judgment.</td><td>Our audit procedures, among others included the following:
• We evaluated the design and tested the operating effectiveness of controls relating to completeness, valuation, presentation and disclosure of legal contingencies.
• To test the Company's contingencies, our substantive audit procedures included, among others, testing the completeness of the contingencies subject to evaluation by the Company through review of minutes of board meetings and evaluation of legal expenses.
• We also evaluated the Company's analysis of its assessment of the probability of outcome for each material contingency through inspection of responses to inquiry letters sent to external legal counsel, discussions with internal counsel, as well as external legal counsel, when deemed necessary, to confirm our understanding of the allegations and potential outcomes and obtaining written representations from executives of the Company.
• We also evaluated the adequacy of Company's disclosures in relation to these matters.</td></tr>
<tr><td colspan="2">Chargebacks, rebates and refund liability, related to revenue (as described in note 1.3(n) of the material accounting policies of consolidated financial statements and note 2.14 of the consolidated financial statements)</td></tr>
<tr><td>Revenues from product sales are recognized upon transfer of control to a customer, usually when the title passes to the customer, either upon shipment or upon receipt of goods by the customer, net of accruals for estimated chargebacks, rebates (which includes contractual obligations relating to other pricing adjustments), and sales returns, (collectively sales deductions), which are estimated at the time of sale, to reflect the amount of consideration to which the Company expects to be entitled.

Auditing the estimation of sales deductions, which are netted against product sales, is complex and requires significant judgment. The estimated sales deductions are based on assumptions and inputs used in the estimate, such as current contractual terms, wholesaler inventory levels, and historical data. Accordingly, the same has been considered as a key audit matter.</td><td>Our audit procedures, among others included the following:
• We obtained an understanding, evaluated the design and tested the operating effectiveness of internal controls over the sales deduction processes.
• We also tested management's controls over the methods for making estimates, data and assumptions of the estimates used to calculate the sales deductions including actual sales, contractual terms, and historical data such as actual customer inventory levels of the Company's products, and estimated sales subject to sales deductions.
• We have tested management's controls with respect to identification and evaluation and compliance of rebates (which includes contractual obligations relating to other pricing adjustments) and management's controls over the accuracy and completeness of the estimates used to calculate the final sales deductions.
• We tested management's estimated sales deductions and obtained management's calculations for the respective estimates. We tested management's estimates over the determination of sales deductions accruals by comparing the rates and pricing clauses used in management's estimate to rates in the underlying contracts and historical sales deductions data.
• We compared the assumptions to contracted prices, historical rebates, discounts, allowances and returns, as applicable to current payment trends.</td></tr>
</table>

Key audit matters	How our audit addressed the key audit matter

	• We also considered the historical accuracy of the management's estimates in prior years and assessed the estimated amounts, we evaluated trends in actual sales and discount accrual balances.
	• We also tested the underlying data used in management's calculations for accuracy and completeness which included inspection of source data supporting the product pricing, inventory levels, rebate claims paid subsequent to period end, the historical sales and sales return levels and volume discounts settled during the period.
	• We tested recording of revenue in appropriate period which included the following procedures:
	  • Performed trend analysis over sales levels as compared to previous periods;
	  • Verified sample sales transactions near period-end.
	• We also evaluated the adequacy of the Company's disclosures in relation to these matters.

Other Information

The Holding Company's Board of Directors is responsible for the other information. The other information comprises the Statutory reports, Corporate governance and Board's report included in the Annual report, which we obtained prior to the date this auditor's report and Corporate Overview and letter from Chairman and Co-Chairman included in the Annual report, which is expected to be made available to us after that date. The other information does not include the Standalone financial statements, Consolidated financial statements and our auditor's report thereon.

Our opinion on the consolidated financial statements does not cover the other information and we do not express any form of assurance conclusion thereon.

In connection with our audit of the consolidated financial statements, our responsibility is to read the other information and, in doing so, consider whether such other information is materially inconsistent with the consolidated financial statements or our knowledge obtained in the audit or otherwise appears to be materially misstated. If, based on the work we have performed, we conclude that there is a material misstatement of this other information, we are required to report that fact. We have nothing to report in this regard.

Responsibilities of Management and Those Charged with Governance for the Consolidated Financial Statements

The Holding Company's Board of Directors is responsible for the preparation and presentation of these consolidated financial statements in terms of the requirements of the Act that give a true and fair view of the consolidated financial position, consolidated financial performance including other comprehensive income, consolidated cash flows and consolidated statement of changes in equity of the Group including its associate and joint ventures in accordance with the accounting principles generally accepted in India, including the Indian Accounting Standards (Ind AS) specified under section 133 of the Act read with the Companies (Indian Accounting Standards) Rules, 2015, as amended. The respective Board of Directors of the companies included in the Group and of its associate and joint ventures are responsible for maintenance of adequate accounting records in accordance with the provisions of the Act for safeguarding of the assets of their respective companies and for preventing and detecting frauds and other irregularities; selection and application of appropriate accounting policies; making judgments and estimates that are reasonable and prudent; and the design, implementation and maintenance of adequate internal financial controls, that were operating effectively for ensuring the accuracy and completeness of the accounting records, relevant to the preparation and presentation of the consolidated financial statements that give a true and fair view and are free from material misstatement, whether due to fraud or error, which have been used for the purpose of preparation of the consolidated financial statements by the Directors of the Holding Company, as aforesaid.

In preparing the consolidated financial statements, the respective Board of Directors of the companies included in the Group and of its associate and joint ventures are responsible for assessing the ability of their respective companies to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless management either intends to liquidate the Group or to cease operations, or has no realistic alternative but to do so.

Those charged with governance are also responsible for overseeing the financial reporting process of their respective companies.

Auditor's Responsibilities for the Audit of the Consolidated Financial Statements

Our objectives are to obtain reasonable assurance about whether the consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with SAs will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these consolidated financial statements.

As part of an audit in accordance with SAs, we exercise professional judgment and maintain professional skepticism throughout the audit. We also:

- Identify and assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.
- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances. Under section 143(3)(i) of the Act, we are also responsible for expressing our opinion on whether the Holding Company has adequate internal financial controls with reference to financial statements in place and the operating effectiveness of such controls.
- Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by management.
- Conclude on the appropriateness of management's use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the ability of the Group and its associate and joint ventures to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor's report to the related disclosures in the consolidated financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor's report. However, future events or conditions may cause the Group and its associate and joint ventures to cease to continue as a going concern.
- Evaluate the overall presentation, structure and content of the consolidated financial statements, including the disclosures, and whether the consolidated financial statements represent the underlying transactions and events in a manner that achieves fair presentation.
- Obtain sufficient appropriate audit evidence regarding the financial information of the entities or business activities within the Group and its associates and joint ventures of which we are the independent auditors and whose financial information we have audited, to express an opinion on the consolidated financial statements. We are responsible for the direction, supervision and performance of the audit of the financial statements of such entities included in the consolidated financial statements of which we are the independent auditors. For the other entities included in the Consolidated financial statements, which have been audited by other auditors, such other auditors remain responsible for the direction, supervision and performance of the audits carried out by them. We remain solely responsible for our audit opinion.

We communicate with those charged with governance of the Holding Company and such other entities included in the consolidated financial statements of which we are the independent auditors regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

We also provide those charged with governance with a statement that we have complied with relevant ethical requirements regarding independence, and to communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, related safeguards.

From the matters communicated with those charged with governance, we determine those matters that were of

most significance in the audit of the consolidated financial statements for the financial year ended March 31, 2024 and are therefore the key audit matters. We describe these matters in our auditor's report unless law or regulation precludes public disclosure about the matter or when, in extremely rare circumstances, we determine that a matter should not be communicated in our report because the adverse consequences of doing so would reasonably be expected to outweigh the public interest benefits of such communication.

Other Matters

(a) We did not audit the financial statements and other financial information, in respect of one subsidiary whose financial statements include total assets of ₹ 13,142 million as at March 31, 2024, and total revenues of ₹ 21,391 million and net cash inflows of ₹ 554 million for the year ended on that date. These financial statement and other financial information have been audited by other auditors, which financial statements, other financial information and auditor's reports have been furnished to us by the management. Our opinion on the consolidated financial statements, in so far as it relates to the amounts and disclosures included in respect of this subsidiary and our report in terms of sub-sections (3) of Section 143 of the Act, in so far as it relates to the aforesaid subsidiary is based solely on the report of such other auditors.

(b) The consolidated financial statements also include the Group's share of net profit of ₹ 147 million for the year ended March 31, 2024, as considered in the consolidated financial statements, in respect of one associate and two joint ventures, whose financial statements, other financial information have not been audited and whose unaudited financial statements have been furnished to us by the Management. Our opinion, in so far as it relates amounts and disclosures included in respect of these joint venture and associate, and our report in terms of sub-sections (3) of Section 143 of the Act in so far as it relates to the aforesaid joint venture and associate, is based solely on such unaudited financial statements and other unaudited financial information. In our opinion and according to the information and explanations given to us by the Management, these financial statements and other financial information are not material to the Group.

Our opinion above on the consolidated financial statements, and our report on Other Legal and Regulatory Requirements below, is not modified in respect of the above matters with respect to our reliance on the work done and the reports of the other auditors and the financial statements and other financial information certified by the Management.

Report on Other Legal and Regulatory Requirements

1. As required by the Companies (Auditor's Report) Order, 2020 ("the Order"), issued by the Central Government of India in terms of sub-section (11) of section 143 of the Act, based on our audit and on the consideration of report of the other auditors on separate financial statements and the other financial information of the subsidiary companies incorporated in India, as noted in the 'Other Matter' paragraph we give in the "Annexure 1" a statement on the matters specified in paragraph 3(xxi) of the Order.

2. As required by Section 143(3) of the Act, based on our audit and on the consideration of report of the other auditors on separate financial statements and the other financial information of subsidiaries, associates and joint ventures which have been audited, we report, to the extent applicable, that:

   (a) We/the other auditors whose report we have relied upon have sought and obtained all the information and explanations which to the best of our knowledge and belief were necessary for the purposes of our audit of the aforesaid consolidated financial statements;

   (b) In our opinion, proper books of account as required by law relating to preparation of the aforesaid consolidation of the financial statements have been kept so far as it appears from our examination of those books and reports of the other auditors;

   (c) The Consolidated Balance Sheet, the Consolidated Statement of Profit and Loss including the Statement of Other Comprehensive Income, the Consolidated Cash Flow Statement and Consolidated Statement of Changes in Equity dealt with by this Report are in agreement with the books of account maintained for the purpose of preparation of the consolidated financial statements;

   (d) In our opinion, the aforesaid consolidated financial statements comply with the Accounting Standards specified under Section 133 of the Act, read with Companies (Indian Accounting Standards) Rules, 2015, as amended;

   (e) On the basis of the written representations received from the directors of the Holding Company as on March 31, 2024 taken on record by the Board of Directors of the Holding Company and the reports of the statutory auditors who are appointed under Section 139 of the Act, of its subsidiary companies, none of the directors of the Group's companies, incorporated in India, is disqualified as on March 31, 2024 from being appointed as a director in terms of Section 164 (2) of the Act;

   (f) With respect to the adequacy of the internal financial controls with reference to consolidated financial statements of the Holding Company and its subsidiary companies, incorporated in India, and the operating effectiveness of such controls, refer to our separate Report in "Annexure 2" to this report;

   (g) In our opinion and based on the consideration of reports of other statutory auditors of the subsidiaries, the managerial remuneration for the year ended March 31, 2024 has been paid / provided by the Holding Company and its subsidiaries incorporated in India to their directors in accordance with the provisions of section 197 read with Schedule V to the Act;

   (h) With respect to the other matters to be included in the Auditor's Report in accordance with Rule 11 of the Companies (Audit and Auditors) Rules, 2014, as amended, in our opinion and to the best of our information and according to the explanations given to us and based on the consideration of the report of the other auditors on separate financial statements as also the other financial information of the subsidiaries:

      i. The consolidated financial statements disclose the impact of pending litigations on its consolidated financial position of the Group, its associates and joint ventures in its consolidated financial statements – Refer Note 2.33(A) to the consolidated financial statements;

      ii. Provision has been made in the consolidated financial statements, as required under the applicable law or accounting standards, for material foreseeable losses, if any, on long-term contracts including derivative contracts – Refer Note 2.31 to the consolidated financial statements.

      iii. There has been no delay in transferring amounts, required to be transferred, to the Investor Education and Protection Fund by the Holding Company and its subsidiaries, incorporated in India during the year ended March 31, 2024.

      iv. a) The respective managements of the Holding Company and its subsidiaries, which are companies incorporated in India whose financial statements have been audited under the Act have represented to us and the other auditors of such subsidiaries that, to the best of its knowledge and belief, no funds have been advanced or loaned or invested (either from borrowed funds or share premium or any other sources or kind of funds) by the Holding Company or any of such subsidiaries to or in any other person(s) or entity(ies), including foreign entities ("Intermediaries"), with the understanding, whether recorded in writing or otherwise, that the Intermediary shall, whether, directly or indirectly lend or invest in other persons or entities identified in any manner whatsoever by or on behalf of the respective Holding Company or any of such subsidiaries ("Ultimate Beneficiaries") or provide any guarantee, security or the like on behalf of the Ultimate Beneficiaries;

      b) The respective managements of the Holding Company and its subsidiaries, which are companies incorporated in India whose financial statements have been audited under the Act have represented to us and the other auditors of such subsidiaries respectively that, to the best of its knowledge and belief, no funds have been received by the respective Holding Company or any of such subsidiaries from any person(s) or entity(ies), including foreign entities ("Funding Parties"), with the understanding, whether recorded in writing or otherwise, that the Holding Company or any of such subsidiaries, shall, whether, directly or indirectly, lend or invest in other persons or entities identified in any manner whatsoever by or on behalf of the Funding Party ("Ultimate Beneficiaries") or provide any guarantee,

security or the like on behalf of the Ultimate Beneficiaries; and

c) Based on the audit procedures that have been considered reasonable and appropriate in the circumstances performed by us and that performed by the auditors of the subsidiaries, which are companies incorporated in India whose financial statements have been audited under the Act, nothing has come to our or other auditor's notice that has caused us or the other auditors to believe that the representations under sub-clause (a) and (b) contain any material mis-statement.

v. The final dividend paid by the Holding Company during the year in respect of the same declared for the previous year is in accordance with section 123 of the Act to the extent it applies to payment of dividend.

As stated in note 2.10 to the consolidated financial statements, the Board of Directors of the Holding Company have proposed final dividend for the year which is subject to the approval of the members at the ensuing Annual General Meeting. The dividend declared is in accordance with section 123 of the Act to the extent it applies to declaration of dividend.

vi. Based on our examination which included test checks and that performed by the respective auditors of the subsidiaries, associates and joint ventures which are companies incorporated in India whose financial statements have been audited under the Act, and as described in note 2.40 (xii), the Holding Company and subsidiaries have used accounting software for maintaining its books of account which has a feature of recording audit trail (edit log) facility and the same has operated throughout the year for all relevant transactions recorded in the software. Further, during the course of audit, we and respective auditors of the above referred subsidiaries did not come across any instance of audit trail feature being tampered with.

For **S.R. Batliboi & Associates LLP**
Chartered Accountants
ICAI Firm Registration Number: 101049W/E300004

per **Shankar Srinivasan**
Partner
Membership Number: 213271
UDIN: 24213271BKELCK5036

Place of Signature: Hyderabad
Date: May 07, 2024

Annexure '1'

REFERRED TO IN PARAGRAPH UNDER THE HEADING "REPORT ON OTHER LEGAL AND REGULATORY REQUIREMENTS" OF OUR REPORT OF EVEN DATE

Re: Dr. Reddy's Laboratories Limited ("the Holding Company")

In terms of the information and explanations sought by us and given by the company and the books of account and records examined by us in the normal course of audit and to the best of our knowledge and belief, we state that:

xxi. There are no qualifications or adverse remarks by the respective auditors in the Companies (Auditors Report) Order (CARO) reports of the companies included in the Consolidated financial statements. The report of an associate and a joint venture included in the Consolidated Financial Statements has not been issued by its auditor till the date of our auditor's report.

S. No	Name of the joint venture Company / Associate	Corporate Identification Number
1	O2 Renewable Energy IX Private Limited	U40108DL2022FTC404866
2	DRES Energy Private Limited	U40104KA2015PTC083148

For **S.R. Batliboi & Associates LLP**
Chartered Accountants
ICAI Firm Registration Number: 101049W/E300004

per **Shankar Srinivasan**
Partner
Membership Number: 213271
UDIN: 24213271BKELCK5036

Place of Signature: Hyderabad
Date: May 07, 2024

Annexure '2'

TO THE INDEPENDENT AUDITOR'S REPORT OF EVEN DATE ON THE CONSOLIDATED FINANCIAL STATEMENTS OF DR. REDDY'S LABORATORIES LIMTED

Report on the Internal Financial Controls under Clause (i) of Sub-section 3 of Section 143 of the Companies Act, 2013 ("the Act")

In conjunction with our audit of the consolidated financial statements of Dr. Reddy's Laboratories Limited (hereinafter referred to as the "Holding Company") as of and for the year ended March 31, 2024, we have audited the internal financial controls with reference to consolidated financial statements of the Holding Company and its subsidiaries (the Holding Company and its subsidiaries together referred to as "the Group"), which are companies incorporated in India, as of that date.

Management's Responsibility for Internal Financial Controls

The respective Board of Directors of the companies included in the Group, which are companies incorporated in India, are responsible for establishing and maintaining internal financial controls based on the internal control over financial reporting criteria established by the Holding Company considering the essential components of internal control stated in the Guidance Note on Audit of Internal Financial Controls Over Financial Reporting issued by the Institute of Chartered Accountants of India (ICAI). These responsibilities include the design, implementation and maintenance of adequate internal financial controls that were operating effectively for ensuring the orderly and efficient conduct of its business, including adherence to the respective company's policies, the safeguarding of its assets, the prevention and detection of frauds and errors, the accuracy and completeness of the accounting records, and the timely preparation of reliable financial information, as required under the Companies Act, 2013.

Auditor's Responsibility

Our responsibility is to express an opinion on the Holding Company's internal financial controls with reference to consolidated financial statements based on our audit. We conducted our audit in accordance with the Guidance Note on Audit of Internal Financial Controls Over Financial Reporting (the "Guidance Note") and the Standards on Auditing, specified under section 143(10) of the Act, to the extent applicable to an audit of internal financial controls, both, issued by ICAI. Those Standards and the Guidance Note require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether adequate internal financial controls with reference to consolidated financial statements was established and maintained and if such controls operated effectively in all material respects.

Our audit involves performing procedures to obtain audit evidence about the adequacy of the internal financial controls with reference to consolidated financial statements and their operating effectiveness. Our audit of internal financial controls with reference to consolidated financial statements included obtaining an understanding of internal financial controls with reference to consolidated financial statements, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. The procedures selected depend on the auditor's judgement, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error.

We believe that the audit evidence we have obtained, and the audit evidence obtained by the other auditors in terms of their reports referred to in the Other Matters paragraph below, is sufficient and appropriate to provide a basis for our audit opinion on the internal financial controls with reference to consolidated financial statements.

Meaning of Internal Financial Controls with Reference to Consolidated Financial Statements

A company's internal financial control with reference to consolidated financial statements is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal financial control with reference to consolidated financial statements includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorisations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorised acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Inherent Limitations of Internal Financial Controls with Reference to Consolidated Financial Statements

Because of the inherent limitations of internal financial controls with reference to consolidated financial statements, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may occur and not be detected. Also, projections of any evaluation of the internal financial controls with reference to consolidated financial statements to future periods are subject to the risk that the internal financial controls with reference to consolidated financial statements may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Opinion

In our opinion, the Group, which are companies incorporated in India, have, maintained in all material respects, adequate internal financial controls with reference to consolidated financial statements and such internal financial controls with reference to consolidated financial statements were operating effectively as at March 31, 2024, based on the internal control over financial reporting criteria established by the Holding Company considering the essential components of internal control stated in the Guidance Note issued by the ICAI.

Other Matters

Our report under Section 143(3)(i) of the Act on the adequacy and operating effectiveness of the internal financial controls with reference to consolidated financial statements of the Holding Company, in so far as it relates to the subsidiary companies, which are companies incorporated in India, is based on the corresponding reports of the auditors of such subsidiaries incorporated in India.

For **S.R. Batliboi & Associates LLP**
Chartered Accountants
ICAI Firm Registration Number: 101049W/E300004

per Shankar Srinivasan
Partner
Membership Number: 213271
UDIN: 24213271BKELCK5036

Place of Signature: Hyderabad
Date: May 07, 2024

Consolidated Balance Sheet

(All amounts in Indian Rupees millions, except share data and where otherwise stated)

Particulars	Note	As at March 31, 2024	As at March 31, 2023
ASSETS			
Non-current assets			
Property, plant and equipment	2.1	62,487	56,542
Capital work-in-progress	2.2	13,510	9,752
Goodwill	2.3	5,501	5,474
Other intangible assets	2.4	36,268	30,175
Intangible assets under development	2.5	683	549
Investment in equity accounted investees	2.6	4,196	4,702
Financial assets			
Investments	2.7 A	1,059	660
Other financial assets	2.7 C	1,212	727
Deferred tax assets, net	2.30	10,578	7,052
Tax assets, net		3,718	2,687
Other non-current assets	2.8 A	1,373	276
		140,585	**118,596**
Current assets			
Inventories	2.9	63,552	48,670
Financial assets			
Investments	2.7 A	44,050	44,496
Trade receivables	2.7 B	80,298	72,485
Derivative financial instruments	2.31	169	1,232
Cash and cash equivalents	2.7 D	7,107	5,779
Other bank balances	2.7 E	10,170	11,523
Other financial assets	2.7 C	22,527	4,950
Other current assets	2.8 B	20,180	15,120
		248,053	**204,255**
Total assets		**388,638**	**322,851**
EQUITY AND LIABILITIES			
Equity			
Equity share capital	2.10	834	833
Other equity		281,714	232,028
		282,548	**232,861**
Liabilities			
Non-current liabilities			
Financial Liabilities			
Borrowings	2.11 A	3,800	-
Lease liabilities	2.11 C	2,190	1,278
Provisions	2.12 A	239	199
Deferred tax liabilities, net	2.30	841	760
Other non-current liabilities	2.13 A	3,140	2,032
		10,210	**4,269**
Current liabilities			
Financial Liabilities			
Borrowings	2.11 B	12,723	11,190
Lease liabilities	2.11 C	1,307	1,004
Trade payables	2.11 E		
Total outstanding dues of micro enterprises and small enterprises		282	83
Total outstanding dues of creditors other than micro enterprises and small enterprises		25,862	22,601
Derivative financial instruments	2.31	468	137
Other financial liabilities	2.11 D	34,540	29,175
Liabilities for current tax, net		2,341	2,143
Provisions	2.12 B	6,920	6,525
Other current liabilities	2.13 B	11,437	12,863
		95,880	**85,721**
Total equity and liabilities		**388,638**	**322,851**

The accompanying notes are an integral part of consolidated financial statements.

As per our report of even date attached.
for **S.R. Batliboi & Associates LLP**
Chartered Accountants
ICAI Firm registration number: 101049W/E300004
per Shankar Srinivasan
Partner
Membership No.: 213271

Place: Hyderabad
Date: May 07, 2024

for and on behalf of the Board of Directors of **Dr. Reddy's Laboratories Limited**

K Satish Reddy Chairman, DIN: 00129701
G V Prasad Co-Chairman & Managing Director, DIN: 00057433
Erez Israeli Chief Executive Officer
Parag Agarwal Chief Financial Officer
K Randhir Singh Company Secretary

Place: Hyderabad
Date: May 07, 2024

Consolidated Statement of Profit and Loss

(All amounts in Indian Rupees millions, except share data and where otherwise stated)

Particulars	Note	For the year ended March 31, 2024	For the year ended March 31, 2023
Income			
Sales	2.14	271,396	234,595
Service income and License fees	2.14	7,768	11,284
Other operating income	2.15	947	818
Total revenue from operations		**280,111**	**246,697**
Other income	2.16	8,943	10,555
Total income		**289,054**	**257,252**
Expenses			
Cost of materials consumed		44,901	42,198
Purchase of stock-in-trade		43,991	33,670
Changes in inventories of finished goods, work-in-progress and stock-in-trade	2.17	(6,805)	709
Employee benefits expense	2.18	50,301	46,466
Depreciation and amortisation expense	2.19	14,700	12,502
Impairment of non-current assets		3	699
Finance costs	2.20	1,711	1,428
Other expenses	2.21	68,389	59,465
Total expenses		**217,191**	**197,137**
Profit before tax and share of equity accounted investees		**71,863**	**60,115**
Share of profit of equity accounted investees, net of tax		147	370
Profit before tax		**72,010**	**60,485**
Tax expense	2.30		
Current tax		19,459	8,144
Deferred tax		(3,228)	7,268
Profit for the year		**55,779**	**45,073**
Other comprehensive income (OCI)			
A. (I) Items that will not be reclassified subsequently to profit or loss			
(a) Changes in the fair value of financial instruments		(18)	(718)
(b) Actuarial gain/(loss) on post-employment benefit obligations		(10)	58
(II) Tax impact on above items		4	(43)
		(24)	**(703)**
B. (I) Items that will be reclassified subsequently to profit or loss			
(a) Changes in the fair value of financial instruments		6	(6)
(b) Foreign currency translation adjustments		(285)	1,187
(c) Effective portion of changes in fair value of cash flow hedges, net		(470)	(905)
(II) Tax impact on above items		117	306
		(632)	**582**
Total other comprehensive income/(loss) for the year, net of tax		**(656)**	**(121)**
Total comprehensive income for the year		**55,123**	**44,952**
Profit for the year			
Attributable to:			
Equity holders of the parent		55,779	45,073
Non-controlling interests		-	-
Total comprehensive income for the year			
Attributable to:			
Equity holders of the parent		55,123	44,952
Non-controlling interests		-	-
Earnings per share:	2.24		
Basic earnings per share of ₹ 5/- each		335.22	271.47
Diluted earnings per share of ₹ 5/- each		334.59	270.90

The accompanying notes are an integral part of consolidated financial statements.

As per our report of even date attached
for **S.R. Batliboi & Associates LLP**
Chartered Accountants
ICAI Firm registration number: 101049W/E300004
per Shankar Srinivasan
Partner
Membership No.: 213271

Place: Hyderabad
Date: May 07, 2024

for and on behalf of the Board of Directors of **Dr. Reddy's Laboratories Limited**

K Satish Reddy Chairman, DIN: 00129701
G V Prasad Co-Chairman & Managing Director, DIN: 00057433
Erez Israeli Chief Executive Officer
Parag Agarwal Chief Financial Officer
K Randhir Singh Company Secretary

Place: Hyderabad
Date: May 07, 2024

Consolidated Statement of Changes in Equity

(All amounts in Indian Rupees millions, except share data and where otherwise stated)

Particulars	Equity share capital*	Other components of equity: Reserves and surplus: Treasury shares[1]	Securities premium[2]	Share-based payment reserve[3]	Capital reserve[4]	Capital redemption reserve[5]	General reserve[6]	Special economic zone re-investment reserve[7]	Debenture Redemption Reserve[8]	Remeasurements of the net defined benefits plan[11]	Retained earnings	Other comprehensive income: Cash flow hedge reserve[9]	FVTOCI***[10]	Foreign currency translation reserve[12]	Total equity
Balance as at April 1, 2023 (A)	833	(1,269)	7,109	1,457	267	173	20,374	886	380	(204)	200,228	284	(3,535)	5,878	232,861
Profit for the year	-	-	-	-	-	-	-	-	-	-	55,779	-	-	-	55,779
Net change in fair value of FVTOCI*** equity instruments and debt instruments, net of tax benefit of ₹ 0	-	-	-	-	-	-	-	-	-	-	8	-	(20)	-	(12)
Foreign currency translation adjustments, net of tax expense of ₹ 0	-	-	-	-	-	-	-	-	-	-	-	-	-	(285)	(285)
Effective portion of changes in fair value of cash flow hedges, net of tax benefit of ₹ 117 (Refer note 2.30)	-	-	-	-	-	-	-	-	-	-	-	(353)	-	-	(353)
Actuarial gain on post-employment benefit obligations, net of tax benefit of ₹ 4 (Refer note 2.28)	-	-	-	-	-	-	-	-	-	(6)	-	-	-	-	(6)
Total comprehensive income (B)	-	-	-	-	-	-	-	-	-	(6)	55,787	(353)	(20)	(285)	55,123
Transactions with owners of the Company															
Contributions and distributions															
Issue of equity shares on exercise of options (Refer note 2.10)	1	278	1,077	(551)	-	-	-	-	-	-	-	-	-	-	805
Share-based payment expense (Refer note 2.29)	-	-	-	407	-	-	-	-	-	-	-	-	-	-	407
Dividend paid	-	-	-	-	-	-	-	-	-	-	(6,648)	-	-	-	(6,648)
Total contributions and distributions	1	278	1,077	(144)	-	-	-	-	-	-	(6,648)	-	-	-	(5,436)
Changes in ownership interests															
Total transactions with owners of the Company (C)	1	278	1,077	(144)	-	-	-	-		-	(6,648)	-	-	-	(5,436)
Transfer from debenture redemption reserve	-	-	-	-	-	-	-	-	(380)	-	380	-	-	-	-
Transfer to special economic zone re-investment reserve	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Transfer from special economic zone re-investment reserve on utilization	-	-	-	-	-	-	-	(233)	-	-	233	-	-	-	-
Total (D)	-	-	-	-	-	-	-	(233)	(380)	-	613	-	-	-	-
Balance as at March 31, 2024 [(A)+(B)+(C)+(D)]	834	(991)	8,186	1,313	267	173	20,374	653	-	(210)	249,980	(69)	(3,555)	5,593	282,548

Consolidated Statement of Changes in Equity

(All amounts in Indian Rupees millions, except share data and where otherwise stated)

Particulars	Equity share capital*	Other components of equity: Reserves and surplus: Treasury shares*[1]	Securities premium[2]	Share-based payment reserve[3]	Capital reserve[4]	Capital redemption reserve[5]	General reserve[6]	Special economic zone re-investment reserve[7]	Debenture Redemption Reserve[8]	Remeasurements of the net defined benefits plan[11]	Retained earnings	Other comprehensive income: Cash flow hedge reserve[9]	FVTOCI***[10]	Foreign currency translation reserve[12]	Total equity
Balance as at April 1, 2022 (A)	832	(1,601)	6,701	1,433	267	173	20,374	755	304	(219)	160,341	835	(2,811)	4,740	192,124
Profit for the year	-	-	-	-	-	-	-	-	-	-	45,073	-	-	-	45,073
Net change in fair value of FVTOCI*** equity instruments and debt instruments, net of tax benefit of ₹ 0**	-	-	-	-	-	-	-	-	-	-	-	-	(724)	-	(724)
Foreign currency translation adjustments, net of tax expense of ₹ 48	-	-	-	-	-	-	-	-	-	-	-	-	-	1,138	1,138
Effective portion of changes in fair value of cash flow hedges, net of tax benefit of ₹ 354 (Refer note 2.30)	-	-	-	-	-	-	-	-	-	-	-	(551)	-	-	(551)
Actuarial gain on post-employment benefit obligations, net of tax expense of ₹ 43 (Refer note 2.28)	-	-	-	-	-	-	-	-	-	15	-	-	-	-	15
Total comprehensive income (B)	-	-	-	-	-	-	-	-	-	15	45,073	(551)	(724)	1,138	44,951
Transactions with owners of the Company															
Contributions and distributions															
Issue of equity shares on exercise of options (Refer note 2.10)	1	168	361	(373)	-	-	-	-	-	-	-	-	-	-	157
Share-based payment expense (Refer note 2.29)	-	-	-	397	-	-	-	-	-	-	-	-	-	-	397
Sale of treasury shares, net (Refer note 2.29)	-	164	47	-	-	-	-	-	-	-	-	-	-	-	211
Dividend paid	-	-	-	-	-	-	-	-	-	-	(4,979)	-	-	-	(4,979)
Total contributions and distributions	1	332	408	24	-	-	-	-	-	-	(4,979)	-	-	-	(4,214)
Changes in ownership interests															
Total transactions with owners of the Company (C)	1	332	408	24	-	-	-	-	-	-	(4,979)	-	-	-	(4,214)
Transfer to debenture redemption reserve	-	-	-	-	-	-	-	-	76	-	(76)	-	-	-	-
Transfer from special economic zone re-investment reserve on utilization	-	-	-	-	-	-	-	(571)	-	-	571	-	-	-	-
Transfer to special economic zone re-investment reserve	-	-	-	-	-	-	-	702	-	-	(702)	-	-	-	-
Total (D)	-	-	-	-	-	-	-	131	76	-	(207)	-	-	-	-
Balance as at March 31, 2023 [(A)+(B)+(C)+(D)]	833	(1,269)	7,109	1,457	267	173	20,374	886	380	(204)	200,228	284	(3,535)	5,878	232,861

Refer to Note 2.10 and 2.36 of these consolidated financial statements for details of "Share capital" and "Merger of Dr. Reddy's Holdings Limited into Dr. Reddy's Laboratories Limited", respectively.

***Rounded off to millions.*

****FVTOCI represents fair value through other comprehensive income.*

(1) Pursuant to the special resolution approved by the shareholders in the Annual General Meeting held on July 27, 2018, the Dr. Reddy's Employees ESOS Trust (the "ESOS Trust") was formed to support the Dr. Reddy's Employees Stock Option Scheme, 2018 by acquiring, including through secondary market acquisitions, equity shares which are used for issuance to eligible employees upon exercise of stock options thereunder. Refer to note 2.29 of these consolidated financial statements for further details on the Dr. Reddy's Employees Stock Option Scheme, 2018.

(2) Securities premium reserve is used to record the premium on issue of shares. The reserve is utilised in accordance with the provisions of Section 52 of the Companies Act, 2013.

(3) Share-based payment reserve is used to recognise the value of equity-settled share-based payments provided to employees, including key management personnel, as part of their remuneration. Refer to note 2.29 for further details of these plans.

(4) The Company recognises profit or loss on purchase, sale, issue or cancellation of the Company's own equity instruments to capital reserve.

(5) As per the Companies Act, 2013, capital redemption reserve is created when company purchases its own shares out of free reserves or securities premium. A sum equal to the nominal value of the shares so purchased is transferred to capital redemption reserve. The reserve is utilised in accordance with the provisions of Section 69 of the Companies Act, 2013.

(6) The general reserve is a free reserve which is used from time to time to transfer profits from retained earnings for appropriation purposes. As the general reserve is created by a transfer from one component of equity to another and is not an item of other comprehensive income, items included in the general reserve will not be reclassified subsequently to consolidated statement of profit and loss.

(7) The Company has created a Special Economic Zone ("SEZ") Reinvestment Reserve out of profits of its eligible SEZ Units in accordance with the terms of Section 10AA(1) of the Indian Income Tax Act, 1961. This reserve is to be utilised by the Company for acquiring Plant and Machinery in accordance with Section 10AA(2) of such Act.

(8) The Company has created a Debenture Redemption Reserve out of profits of its subsidiary issuing debentures in accordance with the terms of Section 18(7) (iv) & 18(7)(v) AA(1) of the of Companies (Share Capital and Debentures) Rules, 2014. This reserve is to be utilised by the Company for payment of dividend and redemption of debentures.

(9) The cash flow hedging reserve represents the cumulative effective portion of gains or losses arising on changes in fair value of designated portion of hedging instruments entered into for cash flow hedges. Such gains or losses will be reclassified to consolidated statement of profit and loss in the period in which the hedged transaction occurs.

(10) This reserve represents mark to market gain or loss on financial assets classified as FVTOCI. Depending on the category and type of the financial asset, the mark to market gain or loss is either reclassified to Statement of Profit and Loss or retained earnings upon disposal of the investment.

(11) Remeasurements of the net defined benefits plan reserve comprises the cumulative net gains/ losses on actuarial valuation of post-employment obligations. Refer note 2.28 for further details.

(12) The exchange differences arising from the translation of financial statements of foreign operations with functional currency other than Indian rupees is recognised in other comprehensive income, net of taxes and is presented within equity in the foreign currency translation reserve.

The accompanying notes are an integral part of consolidated financial statements.

As per our report of even date attached
for **S.R. Batliboi & Associates LLP**
Chartered Accountants
ICAI Firm registration number: 101049W/E300004
per Shankar Srinivasan
Partner
Membership No.: 213271

Place: Hyderabad
Date: May 07, 2024

for and on behalf of the Board of Directors of **Dr. Reddy's Laboratories Limited**

K Satish Reddy Chairman, DIN: 00129701
G V Prasad Co-Chairman & Managing Director, DIN: 00057433
Erez Israeli Chief Executive Officer
Parag Agarwal Chief Financial Officer
K Randhir Singh Company Secretary

Place: Hyderabad
Date: May 07, 2024

Consolidated Statement of Cash Flows

(All amounts in Indian Rupees millions, except share data and where otherwise stated)

Particulars	For the year ended March 31, 2024	For the year ended March 31, 2023
Cash flows from / (used in) operating activities		
Profit before tax	**72,010**	**60,485**
Adjustments for:		
Fair value changes and profit on sale of financial instruments measured at FVTPL**, net	(3,149)	(876)
Depreciation and amortisation expense	14,700	12,502
Impairment of non-current assets	3	699
Allowance for credit losses (on trade receivables and other advances)	275	205
(Profit)/Loss on sale or de-recognition of non-current assets, net	(900)	208
Share of profit of equity accounted investees	(147)	(370)
Unrealized exchange (gain)/loss, net	(533)	(923)
Interest income	(2,278)	(1,180)
Finance costs	1,711	1,428
Equity settled share-based payment expense	407	397
Inventories write-down	3,563	4,869
Dividend income	-*	-*
Changes in operating assets and liabilities:		
Trade receivables	(8,054)	(5,752)
Inventories	(18,445)	(2,654)
Trade payables	3,460	23
Other assets and other liabilities, net	2,857	528
Cash generated from operations	**65,480**	**69,589**
Income tax paid, net	(20,047)	(10,714)
Net cash from operating activities	**45,433**	**58,875**
Cash flows from / (used in) investing activities		
Purchase of property, plant and equipment	(16,403)	(11,323)
Proceeds from sale of property, plant and equipment	1,064	82
Purchase of other intangible assets	(11,032)	(7,543)
Proceeds from sale of other intangible assets	21	-
Investment in associates	(12)	-
Purchase of investments (including bank deposits)	(145,488)	(136,171)
Proceeds from sale of investments (including bank deposits)	129,784	112,805
Dividend received from equity accounted investees	445	-
Interest and dividend received	1,338	777
Net cash used in investing activities	**(40,283)**	**(41,373)**
Cash flows from / (used in) financing activities		
Proceeds from issuance of equity shares (including treasury shares)	805	157
Proceeds from sale of treasury shares	-	211
Repayment of short-term loans and borrowings, net (Refer note 2.11 A & 2.11 B)	5,493	(19,382)
Repayment from long-term loans and borrowings (Refer note 2.11 A & 2.11 B)	(3,800)	-
Proceeds of long-term loans and borrowings (Refer note 2.11 A & 2.11 B)	3,800	-
Payment of principal portion of lease liabilities (Refer note 2.11 C)	(1,147)	(1,015)
Dividends paid	(6,648)	(4,979)
Interest paid	(2,266)	(1,853)
Net cash used in financing activities	**(3,763)**	**(26,861)**
Net increase/ (decrease) in cash and cash equivalents	1,387	(9,359)
Effect of exchange rate changes on cash and cash equivalents	(59)	286
Cash and cash equivalents at the beginning of the year (Refer note 2.7 D)	5,779	14,852
Cash and cash equivalents at the end of the year (Refer note 2.7 D)	**7,107**	**5,779**

**Rounded off to millions.*
***FVTPL (fair value through profit or loss)*
The accompanying notes are an integral part of the financial statements.

The accompanying notes are an integral part of consolidated financial statements.

As per our report of even date attached
for **S.R. Batliboi & Associates LLP**
Chartered Accountants
ICAI Firm registration number: 101049W/E300004
per Shankar Srinivasan
Partner
Membership No.: 213271

Place: Hyderabad
Date: May 07, 2024

for and on behalf of the Board of Directors of **Dr. Reddy's Laboratories Limited**

K Satish Reddy Chairman, DIN: 00129701
G V Prasad Co-Chairman & Managing Director, DIN: 00057433
Erez Israeli Chief Executive Officer
Parag Agarwal Chief Financial Officer
K Randhir Singh Company Secretary

Place: Hyderabad
Date: May 07, 2024

Consolidated Notes to Financial Statements

(All amounts in Indian Rupees millions, except share data and where otherwise stated)

Note 1 Description of the Group and Material accounting polices information

1.1 Description of the Group

Dr. Reddy's Laboratories Limited (the "parent company"), together with its subsidiaries, (collectively, the "Company"), joint ventures and associates, is a leading India-based pharmaceutical company headquartered and having its registered office in Hyderabad, Telangana, India. The Company offers a portfolio of products and services including active pharmaceutical ingredients ("APIs"), generics, branded generics, biosimilars, over the counter ("OTC") products and pharmaceutical services.

The Company's principal research and development facilities are located in the states of Telangana and Andhra Pradesh in India, Cambridge in the United Kingdom; its principal manufacturing facilities are located in the states of Telangana, Andhra Pradesh and Himachal Pradesh in India, Cuernavaca-Cuautla in Mexico, and Mirfield in the United Kingdom and its principal markets are in India, Russia, the United States and Germany. The Company's shares trade on the Bombay Stock Exchange, the National Stock Exchange, the NSE IFSC Limited in India and on the New York Stock Exchange in the United States.

Please refer note 2.27 for list of subsidiaries, step-down subsidiaries and joint ventures of the parent company.

1.2 Basis of preparation of consolidated financial statements

a) Statement of compliance

These consolidated financial statements as at and for the year ended March 31, 2024 comply in all material aspects with the Indian Accounting Standards ("Ind AS") notified under the Companies (Indian Accounting Standards) Rules 2015, and presentation requirements of Division II of Schedule III to the Companies Act, 2013, and as amended from time to time.

These consolidated financial statements have been prepared by the Company as a going concern on the basis of relevant Ind AS that are effective at the Company's annual reporting date, March 31, 2024. These consolidated financial statements were authorised for issuance by the Company's Board of Directors on May 07, 2024.

b) Basis of measurement

These consolidated financial statements have been prepared on the historical cost convention, except for the following material items in the balance sheet which are measured on the basis stated below and in accordance with the respective accounting policies:

- derivative financial instruments are measured at fair value;
- financial assets and financial liabilities are measured either at fair value or at amortised cost, depending on the classification based on accounting policy;
- long-term borrowings are measured at amortised cost using the effective interest rate method;
- equity-settled and cash-settled share-based payments are measured at fair value on the grant date and the reporting date, respectively;
- assets acquired and liabilities assumed as part of business combinations are measured at fair value on the acquisition date; and
- contingent consideration arising out of business combination are measured at fair value.

c) Use of judgments, estimates and assumptions

The preparation of financial statements in conformity with Ind AS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses, the accompanying disclosures, and the disclosure of contingent liabilities. Uncertainty about these assumptions and estimates implies that actual results may differ from these estimates.

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognised in the period in which the estimates are revised and in any future periods affected. In particular, information about significant areas of estimation uncertainty and critical judgements in applying accounting policies that have the most significant effect on the amounts recognised in the consolidated financial statements is included in the following notes:

Consolidated Notes to Financial Statements

(All amounts in Indian Rupees millions, except share data and where otherwise stated)

- Note 1.3(b) — Evaluation of joint arrangements;
- Note 1.3(c) — Assessment of functional currency;
- Note 1.3(d) — Financial instruments;
- Note 1.3(e) — Business combinations
- Notes 1.3(f) and 1.3(g) — Useful lives of property, plant and equipment and intangible assets;
- Note 1.3(i) — Valuation of inventories;
- Note 1.3(j) — Measurement of recoverable amounts of cash-generating units;
- Note 1.3(m) — Provisions and other accruals;
- Note 1.3(n) — Measurement of transaction price in a revenue transaction (sales returns, rebates, medicaid and chargeback provisions);
- Note 1.3(q) — Evaluation of recoverability of deferred tax assets, and estimation of income tax payable and income tax expense in relation to uncertain tax positions; and
- Note 1.3(m) — Contingencies

d) Current and non-current classification

The Company segregates assets and liabilities into current and non-current categories for presentation in the consolidated balance sheet after considering its normal operating cycle and other criteria set out in Ind AS 1, "Presentation of Financial Statements". For this purpose, current assets and liabilities include the current portion of non-current assets and liabilities respectively. Deferred tax assets and liabilities are always classified as non-current.

The operating cycle is the time between the acquisition of assets for processing and their realization in cash and cash equivalents.
The Company has identified period up to twelve months as its operating cycle.

1.3 Material accounting policies information:

a) New standards, interpretations and amendments adopted by the Company effective from 01 April 2023:

Ministry of Corporate Affairs ("MCA") notifies new standard or amendments to the existing standards under Companies (Indian Accounting Standards) Rules as issued from time to time.

On March 31, 2023, MCA amended the Companies (Indian Accounting Standards) Rules, 2015 by issuing the Companies (Indian Accounting Standards) Amendment Rules, 2023, applicable from April 01, 2023, as below:

Disclosure of Accounting Policies - Amendments to Ind AS 1 Presentation of Financial Statements

The amendments to Ind AS 1 aim to help entities provide accounting policy disclosures that are more useful by replacing the requirement for entities to disclose their 'significant' accounting policies with a requirement to disclose their 'material' accounting policies and adding guidance on how entities apply the concept of materiality in making decisions about accounting policy disclosures.

The company adopted the amendments to Ind AS 1 effective as of April 1, 2023. The amendments did not result in any changes in the accounting policies themselves, nor they had any impact on recognition, measurement or presentation of any items in these financial statements. However, they impacted the accounting policy information disclosed, in the note 1.3 of these consolidated financial statements.

Deferred Tax related to Assets and Liabilities arising from a Single Transaction – Amendments to Ind AS 12

The amendments to Ind AS 12 "Income Taxes" narrow the scope of the initial recognition exception, so that it no longer applies to transactions that give rise to equal taxable and deductible temporary differences such as leases and decommissioning liabilities

The Company previously recognised deferred tax on leases, resulting in a similar outcome as apply under the amendments, except that the deferred tax asset or liability was recognised on a net basis. Following the amendments, the Company has recognised a separate deferred tax asset in relation to its lease liabilities and a deferred tax liability in relation to its right-to-use assets as at 1 April 2022 and thereafter. However, there was no impact on the consolidated balance sheet because the balances qualify for offset under paragraph 74 of Ind AS 12. The key impact for the Company relates to disclosure of the deferred tax assets and liabilities recognised.

Consolidated Notes to Financial Statements

(All amounts in Indian Rupees millions, except share data and where otherwise stated)

Definition of Accounting Estimates - Amendments to Ind AS 8

The amendments to Ind AS 8 “Accounting Policies, Changes in Accounting estimates and errors” introduce a new definition of ‘accounting estimates’ and clarify the distinction between changes in accounting estimates, changes in accounting policies and the correction of errors. They also clarify how entities use measurement techniques and inputs to develop accounting estimates.

These amendments had no impact in the consolidated financial statements.

b) Basis of consolidation

Subsidiaries

The consolidated financial statements comprise the consolidated financial statements of the Parent company and its subsidiaries as at March 31, 2024. Subsidiaries are all entities that are controlled by the Company. Control exists when the Company (i) has power over the investee (i.e., existing rights that give it the current ability to direct the relevant activities of the investee), (ii) is exposed to, or has rights to variable returns from its involvement with the entity and (iii) has the ability to affect those returns through power over the entity. The Company re-assesses whether or not it controls a subsidiary if facts and circumstances indicate that there are changes to one or more of the elements of control. The consolidated financial statements of subsidiaries are included in these consolidated financial statements from the date when the Company obtains control and continues until the date that control ceases.

Joint arrangements (equity accounted investees)

Joint arrangements are those arrangements over which the parties have joint control, established by contractual agreement and requiring unanimous consent for strategic financial and operating decisions. The considerations made in determining whether significant influence or joint control are similar to those necessary to determine control over the subsidiaries. A joint venture is a joint arrangement whereby the parties that have joint control of the arrangement have rights to the net assets of the arrangement.

Investments in joint ventures are accounted for using the equity method and are initially recognised at cost. The carrying value of the Company's investment includes goodwill identified on acquisition, net of any accumulated impairment losses. The Company does not consolidate entities where the non-controlling interest (“NCI”) holders have certain significant participating rights that provide for effective involvement in significant decisions in the ordinary course of business of such entities.

Subsequent to initial recognition, the investment includes the company's share of the profit or loss and Other comprehensive Income ("OCI") of equity accounted investees, until the date on which joint control ceases .

Associates (equity accounted investees)

An associate is an entity over which the Company has significant influence. Significant influence is the power to participate in the financial and operating policy decisions of the investee, but is not control or joint control over those policies. Interest in Associates are accounted using the equity method. They are initially recognised at cost.

Profits and losses arising on transactions between the Company and its associates are recognised only to the extent of unrelated investors' interests in the associate. The investor's share in the associate's profits and losses resulting from these transactions is eliminated against the carrying value of the associate.

In respect of equity accounted investees, the carrying amount of goodwill is included in the carrying amount of the investment, and any impairment loss on such an investment is not allocated to any asset, including goodwill, that forms part of the carrying value of the equity accounted investee.

Consolidation procedure

Assets, liabilities, income and expenses of a subsidiary during the year are included in the consolidated financial statements. Profit or loss and

Consolidated Notes to Financial Statements

(All amounts in Indian Rupees millions, except share data and where otherwise stated)

each component of OCI are attributed to the equity holders of the parent of the Company.

All intra-group assets and liabilities, equity, income, expenses and cash flows relating to transactions between members of the Company are eliminated in full on consolidation.

For the purpose of preparing these consolidated financial statements, the accounting policies of subsidiaries, joint venture and associates have been changed where necessary to align them with the policies adopted by the Company. Furthermore, the consolidated financial statements of subsidiaries, joint venture and associate are prepared for the same reporting period as of the Company.

c) Foreign currency

Functional and presentation currency

These consolidated financial statements are presented in Indian rupees, which is the functional currency of the parent company. All financial information presented, except information related to share and per share data, in Indian rupees has been rounded to the nearest million.

In respect of certain non-Indian subsidiaries that operate as marketing arms of the parent company in their respective countries/regions, the functional currency has been determined to be the functional currency of the parent company (i.e., the Indian rupee). The operations of these entities are largely restricted to importing of finished goods from the parent company in India, sales of these products in the foreign country and making of import payments to the parent company. The cash flows realised from sales of goods are available for making import payments to the parent company and cash is paid to the parent company on a regular basis. The costs incurred by these entities are primarily the cost of goods imported from the parent company. The financing of these subsidiaries is done directly or indirectly by the parent company.

In respect of subsidiaries whose operations are self-contained and integrated within their respective countries/regions, the functional currency has been generally determined to be the local currency of those countries/regions, unless use of a different currency is considered appropriate.

Foreign currency transactions

Transactions in foreign currencies are translated to the respective functional currencies of entities within the Company at exchange rates at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies at the reporting date are translated into the functional currency at the exchange rate at that date. Non-monetary items that are measured based on historical cost in a foreign currency are translated at the exchange rate at the date of the transaction.

Exchange differences arising on the settlement of monetary items or on translating monetary items at rates different from those at which they were translated on initial recognition during the period or in previous financial statements are recognised in the consolidated statement of profit and loss in the period in which they arise.

However, foreign currency differences arising from the translation of the following items are recognised in other comprehensive income (“OCI”):

- certain equity instruments where the Company had made an irrevocable election to present subsequent changes in the fair value in OCI and;
- qualifying cash flow hedges, to the extent that the hedges are effective.

When several exchange rates are available, the rate used is that at which the future cash flows represented by the transaction or balance could have been settled if those cash flows had occurred at the measurement date.

Foreign operations

In case of foreign operations whose functional currency is different from the parent company's functional currency, the assets and liabilities of such foreign operations, including goodwill and fair value adjustments arising upon acquisition, are translated to the reporting currency at exchange rates at the reporting date. The income and expenses of such foreign operations are translated to the reporting currency at the monthly average exchange rates

Consolidated Notes to Financial Statements

(All amounts in Indian Rupees millions, except share data and where otherwise stated)

prevailing during the year. Resulting foreign currency differences are recognised in OCI and presented within equity as part of FCTR. When a foreign operation is disposed of, in its entirety, partially, such that control, significant influence or joint control is lost, the relevant amount in the FCTR is reclassified to the consolidated statement of profit and loss.

d) **Financial instruments**

A financial instrument is any contract that gives rise to a financial asset of one entity and a financial liability or equity instrument of another entity.

Financial assets

Initial recognition and measurement

All financial assets are recognised initially at fair value plus, in the case of financial assets not recorded at fair value through profit or loss, transaction costs that are attributable to the acquisition of the financial asset.

Purchases or sales of financial assets that require delivery of assets within a time frame established by regulation or convention in the market place (e.g., regular way trades) are recognised on the trade date, i.e., the date that the Company commits to purchase or sell the asset.

Trade receivables generally do not contain any significant financing component requiring separation and are therefore recognized initially at the transaction price determined as per Ind AS 115 “Revenue from Contracts with Customers”.

Subsequent measurement

For purposes of subsequent measurement, financial assets are classified in four categories:

- Debt instruments at amortised cost;
- Debt instruments at Fair value through OCI (FVTOCI);
- Debt instruments, derivatives and equity instruments at Fair Value Through Profit or Loss (FVTPL); and
- Equity instruments measured at FVTOCI.

Debt instruments at amortised cost

A “debt instrument” is measured at the amortised cost if both the following conditions are met:

a) the asset is held within a business model whose objective is to hold assets for collecting contractual cash flows; and

b) contractual terms of the asset give rise on specified dates to cash flows that are solely payments of principal and interest (“SPPI”) on the principal amount outstanding.

After initial measurement, such financial assets are subsequently measured at amortised cost using the effective interest rate method and are subject to impairment. Amortised cost is calculated by taking into account any discount or premium on acquisition and fees or costs that are an integral part of the effective interest rate.

Interest income from these financial assets is included in finance income using the effective interest rate method. Any gain or loss arising on derecognition is recognised directly in consolidated statement of profit and loss and presented in other income. The losses arising from impairment are recognised in the consolidated statement of profit and loss. This category generally applies to trade and other receivables.

Debt instrument at FVTOCI

A “debt instrument” is classified as at the FVTOCI if both of the following criteria are met:

a) the objective of the business model is achieved both by collecting contractual cash flows and selling the financial assets; and

b) the asset’s contractual cash flows represent SPPI.

Debt instruments included within the FVTOCI category are measured initially at fair value plus transaction cost and subsequently at each reporting date at the fair value. Fair value movements are recognized in the OCI. However, the Company recognizes interest income (calculated using the

Consolidated Notes to Financial Statements

(All amounts in Indian Rupees millions, except share data and where otherwise stated)

effective interest rate method), impairment losses and reversals and foreign exchange gain or loss in the consolidated statement of Profit & loss. On de-recognition of the asset, cumulative gain or loss previously recognized in OCI is reclassified to the consolidated statement of Profit & loss.

Equity investments

All equity investments within the scope of Ind AS 109 are measured at fair value. Equity instruments which are held for trading and contingent consideration recognised by an acquirer in a business combination to which Ind AS 103 applies, are classified as at FVTPL. For all other equity instruments, the Company may make an irrevocable election to present subsequent changes in the fair value in OCI. The Company makes such election upon initial recognition on an instrument-by-instrument basis. The classification is made upon initial recognition and is irrevocable.

If the Company decides to classify an equity instrument as at FVTOCI, then all fair value changes on the instrument, excluding dividends, are recognised in the OCI. There is no recycling of the amounts from OCI to the consolidated statement of profit and loss, even on sale of investment.

However, on sale the Company may transfer the cumulative gain or loss within equity.

Equity instruments included within the FVTPL category are measured at fair value with all changes recognised in the consolidated statement of profit and loss.

Derecognition

A financial asset (or, where applicable, a part of a financial asset or part of a group of similar financial assets) is derecognised (i.e. removed from the Company’s consolidated balance sheet) when:

- the rights to receive cash flows from the asset have expired; or
- Both (1) the Company has transferred its rights to receive cash flows from the asset or has assumed an obligation to pay the received cash flows in full without material delay to a third party under a “pass-through” arrangement; and (2) either (a) the Company has transferred substantially all the risks and rewards of the asset, or (b) the Company has neither transferred nor retained substantially all the risks and rewards of the asset, but has transferred control of the asset.

When the Company has transferred its rights to receive cash flows from an asset or has entered into a pass-through arrangement, it evaluates if and to what extent it has retained the risks and rewards of ownership. When it has neither transferred nor retained substantially all of the risks and rewards of the asset, nor transferred control of the asset, the Company continues to recognise the transferred asset to the extent of the Company’s continuing involvement. In that case, the Company also recognises an associated liability. The transferred asset and the associated liability are measured on a basis that reflects the rights and obligations that the Company has retained.

Impairment of trade receivables and other financial assets

In accordance with Ind AS 109, the Company applies the expected credit loss (“ECL”) model for measurement and recognition of impairment loss on trade receivables and other financial assets, if any, representing a contractual right to receive cash or another financial asset. All equity investments and debt investments designated as FVTPL are not subject to impairment assessment.

For this purpose, the Company follows a “simplified approach” for recognition and measurement of impairment loss allowance on the contract asset and trade receivable balances. The application of this simplified approach does not require the Company to track changes in credit risk. Rather, it recognizes impairment loss allowance based on lifetime ECLs at each reporting date, right from its initial recognition.

As a practical expedient, the Company uses a provision matrix to determine impairment loss allowance on portfolio of its trade receivables. The provision matrix is based on its historically observed default rates over the expected life of the

Consolidated Notes to Financial Statements

(All amounts in Indian Rupees millions, except share data and where otherwise stated)

trade receivables and is adjusted for forward-looking estimates. At every reporting date, the historical observed default rates are updated and changes in the forward-looking estimates are analysed.

Financial liabilities

Initial recognition and measurement

Financial liabilities are classified, at initial recognition, as financial liabilities at FVTPL, loans and borrowings, payables, or as derivatives designated as hedging instruments in an effective hedge, as appropriate.

All financial liabilities are recognised initially at fair value and, in the case of loans and borrowings and payables, net of directly attributable transaction costs.

The Company's financial liabilities include trade and other payables, loans and borrowings including bank overdrafts and derivative financial instruments.

Subsequent measurement

The measurement of financial liabilities depends on their classification, as described below:

Financial liabilities at FVTPL

Financial liabilities at FVTPL include financial liabilities held for trading and financial liabilities designated upon initial recognition as at FVTPL. Financial liabilities at FVTPL primarily comprise derivative financial instruments entered into by the Company and not designated as hedging instruments in hedge relationship as defined by Ind AS 109.

Gains or losses on such financial liabilities are recognised in the consolidated statement of profit and loss.

The Company has not designated any financial liability as FVTPL.

Loans and borrowings

Borrowings are initially recognized at fair value, net of transaction costs incurred. Borrowings are subsequently measured at amortized cost using the effective interest rate method and, thereby, any difference between the proceeds (net of transaction costs) and the redemption amount is recognized in the consolidated statement of profit & loss over the period of the borrowings.

The effective interest rate amortization is included under the head finance expense in the consolidated statement of profit & loss.

Derecognition

A financial liability is derecognized when the obligation under the liability is discharged or cancelled or expires. Gain or loss arising on de-recognition, measured as difference between, the carrying amount of financial liability and the settlement amount, is recognized under the head finance costs in consolidated statement of profit and loss.

Derivative financial instruments

The Company is exposed to exchange rate risk which arises from its foreign exchange revenues and expenses, primarily in U.S. dollars, U.K. pounds sterling, Russian roubles, Brazilian reals, Swiss francs, South African rands, Kazakhstan tenges, Romanian new leus, Australian dollars and Euros, and foreign currency debt in U.S. dollars, Russian roubles, Mexican pesos, Ukrainian hryvnias and Brazilian reals.

The Company uses derivative financial instruments such as foreign exchange forward contracts, option contracts and swap contracts to mitigate its risk of changes in foreign currency exchange rates. The Company also uses non-derivative financial instruments as part of its foreign currency exposure risk mitigation strategy. Derivatives are classified as financial assets when the fair value is positive and as financial liabilities when the fair value is negative.

Hedges of highly probable forecasted transactions

The Company classifies its derivative financial instruments that hedge foreign currency risk associated with highly probable forecasted transactions as cash flow hedges and measures them at fair value. The effective portion of such cash flow hedges is recorded in the OCI and accumulated in the hedging reserve as a component of equity. If the hedged transaction subsequently results in the recognition of a non-financial item, the amount accumulated in equity is removed from the hedging reserve and included in the initial cost or other carrying amount of the hedged asset or liability. In all other cases, the amount so accumulated is re-classified to the consolidated statement of profit & loss and presented as part of the hedged item in the same period in which the forecasted transaction impacts the consolidated statement of profit & loss. The ineffective portion of such cash flow hedges is recorded in the consolidated statement of profit & loss as finance costs immediately.

The Company also designates certain non-derivative financial liabilities, such as foreign currency borrowings from banks, as hedging instruments for hedge of foreign currency risk associated with highly probable forecasted transactions. Accordingly, the Company applies cash flow hedge accounting to such relationships. Re-measurement gains or loss on such non-derivative financial liabilities are recorded in the same manner as stated above for derivative instruments designated as hedging instruments.

If the hedging instrument no longer meets the criteria for hedge accounting, expires or is sold, terminated or exercised, then hedge accounting is discontinued prospectively. The cumulative gain or loss previously recognized in OCI remains there until the forecasted transaction occurs. If the forecasted transaction is no longer expected to occur, then the balance in OCI is recognized immediately in the consolidated statement of profit & loss.

Cash and cash equivalents

Cash and cash equivalents consist of cash on hand, demand deposits and short-term, highly liquid investments that are readily convertible into known amounts of cash and which are subject to insignificant risk of changes in value. For this purpose, "short-term" means investments having original maturities of three months or less from the date of investment. Bank overdrafts, which are repayable on demand and form an integral part of the Company's cash management, are included as a component of cash and cash equivalents for the purpose of the consolidated statement of cash flows.

e) Business combinations and goodwill

Business combinations are accounted for using the acquisition method, regardless of whether equity instruments or other assets are acquired, unless the transaction is treated as an asset acquisition by applying the optional concentration test or otherwise. The optional concentration test permits the acquirer to make an election on a transaction-by-transaction basis, and apply a simplified assessment for determining whether an acquired set of activities and assets is a business. The optional concentration test is met, and the acquired set of activities and assets is not a business, if substantially all of the fair value of the gross assets acquired is concentrated in a single identifiable asset or group of similar identifiable assets. The acquisition date is the date on which control is transferred to the acquirer. Judgment is applied in determining the acquisition date and determining whether control is transferred from one party to another.

The Company determines that it has acquired a business when the acquired set of activities and assets include an input and a substantive process that together significantly contribute to the ability to create outputs. The acquired process is considered substantive if it is critical to the ability to continue producing outputs, and the inputs acquired include an organized workforce with the necessary skills, knowledge, or experience to perform that process or it significantly contributes to the ability to continue producing outputs and is considered unique or scarce or cannot be replaced without significant cost, effort, or delay in the ability to continue producing outputs.

The consideration transferred for the acquisition is comprised of:

- fair values of the assets transferred;

Consolidated Notes to Financial Statements

(All amounts in Indian Rupees millions, except share data and where otherwise stated)

- fair values of liabilities incurred to the former owners of the acquired business;
- equity interests issued by the Company;
- fair value of any asset or liability resulting from a contingent consideration arrangement; and
- fair value of any pre-existing equity interest.

At the acquisition date, the identifiable assets acquired, and liabilities and contingent liabilities in business combination assumed are, with limited exceptions, measured initially at their fair values. For each business combination, the Company elects whether to measure the non-controlling interests in the acquiree at fair value or at the proportionate share of the acquiree's identifiable net assets.

Acquisition-related costs are expensed as incurred.
Any contingent consideration to be transferred by the acquirer will be recognised at fair value at the acquisition date. Contingent consideration is classified either as equity or a financial liability. Contingent consideration classified as equity is not re-measured and its subsequent settlement is accounted for within equity. Contingent consideration classified as a financial liability is subsequently re-measured to fair value, with changes in fair value recognized in the consolidated statement of profit and loss.

Goodwill is initially measured at cost, being the excess of the aggregate of the consideration transferred, amount of non-controlling interest in the acquired entity, and the acquisition date fair value of any previous equity interest in the acquired entity, over the fair value of the Company's share of net identifiable assets acquired.

If those amounts are less than the fair value of the net identifiable assets of the business acquired, the difference, after reassessment, is recognized in the consolidated statement of profit and loss as a bargain purchase

After initial recognition, goodwill is measured at cost less any accumulated impairment losses. For the purpose of impairment testing, goodwill acquired in a business combination is, from the acquisition date, allocated to each of the Company's cash-generating units or the group of cash generating units that are expected to benefit from the combination, irrespective of whether other assets or liabilities of the acquiree are assigned to those units.

f) Property, plant and equipment

Recognition and measurement
Items of property, plant and equipment are measured at cost less accumulated depreciation and accumulated impairment losses, if any. Cost includes expenditures that are directly attributable to the acquisition of the asset. The cost of self-constructed assets includes the cost of materials and other costs directly attributable to bringing the asset to a working condition for its intended use.

Software for internal use which is acquired from third-party vendors and forms an integral part of a tangible asset, including consultancy charges for implementing the software, is capitalised as part of the related tangible asset. Subsequent costs associated with maintaining such software are recognised as expense as incurred.

Borrowing costs consist of interest and other costs that an entity incurs in connection with the borrowing of funds. Borrowing cost also includes exchange differences to the extent regarded as an adjustment to the borrowing costs. Borrowing costs directly attributable to the acquisition, construction or production of an asset that necessarily takes a substantial period of time to get ready for its intended use or sale are capitalized as part of the cost of the asset. All other borrowing costs are expensed in the period in which they occur.

Advances paid towards the acquisition of property, plant and equipment outstanding at each reporting date and the cost of property, plant and equipment not ready to use before such date are disclosed under other non-current assets. Assets not ready for use are not depreciated but are tested for impairment.

Consolidated Notes to Financial Statements

(All amounts in Indian Rupees millions, except share data and where otherwise stated)

The cost of replacing part of an item of property, plant and equipment is recognized in the carrying amount of the item if it is probable that the future economic benefits embodied within the part will flow to the Company and its cost can be measured reliably. The costs of repairs and maintenance are recognized in the consolidated statement of profit & loss as incurred.

Capital work in progress is stated at cost, net of accumulated impairment loss, if any.

An item of property, plant and equipment and any significant part initially recognized is derecognized upon disposal or when no future economic benefits are expected from its use or disposal. Gains and losses upon disposal of an item of property, plant and equipment are determined by comparing the proceeds from disposal with the carrying amount of property, plant and equipment and are recognised within Other income/Other expenses in the consolidated statement of profit and loss.

Depreciation
Depreciation is recognised in the consolidated statement of profit and loss on a straight line basis over the estimated useful lives of property, plant and equipment. The depreciation expense is included in the costs of the functions using the asset. Land is not depreciated but subject to impairment.

When parts of an item of property, plant and equipment have different useful lives, they are depreciated separately based on their respective economic useful lives.

Depreciation methods, useful lives and residual values are reviewed at each reporting date and any changes are considered prospectively.

The estimated useful lives are as follows:

Particulars	Years
Buildings	
- Factory and administrative buildings	20 to 50
- Ancillary structures	3 to 15
Plant and equipment	3 to 15
Furniture, fixtures and office equipment	3 to 10
Vehicles	4 to 5

Schedule II to the Companies Act, 2013 ("Schedule") prescribes the useful lives for various classes of tangible assets. For certain class of assets, based on the technical evaluation and assessment, the Company believes that the useful lives adopted by it best represent the period over which an asset is expected to be available for use. Accordingly, for these assets, the useful lives estimated by the Company are different from those prescribed in the Schedule.

The capitalised costs of software are amortised over the estimated useful life of the software or the remaining useful life of the related tangible fixed asset, whichever is lower.

g) Intangible assets other than goodwill

Recognition and measurement
Expenditures on research activities undertaken with the prospect of gaining new scientific or technical knowledge and understanding are recognized in the consolidated statement of profit & loss when incurred. Development activities involve a plan or design for the production of new or substantially improved products and processes.

Development expenditures are capitalized only if:

- development costs can be measured reliably;
- the product or process is technically and commercially feasible;
- future economic benefits are probable; and
- the Company intends to, and has sufficient resources, to complete development and to use or sell the asset.

The expenditures to be capitalised include the cost of materials and other costs directly attributable to preparing the asset for its intended use. Other development expenditures are recognised in the consolidated statement of profit & loss as incurred.

As of March 31, 2024, none of the development expenditure amounts have met the aforesaid recognition criteria for capitalisation.

Consolidated Notes to Financial Statements

(All amounts in Indian Rupees millions, except share data and where otherwise stated)

Acquired research and development intangible assets that are under development are recognized as In-Process Research and Development ("IPR&D") assets. Subsequent expenditures on an IPR&D project acquired separately or in a business combination are:

- recognized as an expense when incurred, if it is a research expenditure;
- recognized as an expense when incurred, if it is a development expenditure that does not satisfy the criteria for recognition as an intangible asset in paragraph 57 of Ind AS 38; or
- added to the carrying amount of the acquired IPR&D project, if it is a development expenditure that satisfies the recognition criteria in paragraph 57 of Ind AS 38.

IPR&D assets are not amortized, but evaluated for potential impairment on an annual basis or when there are indications that the carrying value may not be recoverable. Any impairment charge on such IPR&D assets is recorded in the consolidated statement of profit & loss under "Impairment of non-current assets".

Intangible assets that are acquired by the Company are initially recorded at cost. This includes payments to third parties in-licensed products, compounds and intellectual property. Intangible assets that have been acquired through a business combination are initially recorded at fair value at the date of acquisition.

Subsequent expenditures on intangible assets are capitalised only when they increase the future economic benefits embodied in the specific asset to which they relate. All other expenditures, including expenditures on internally generated goodwill and brands, is recognized in the consolidated statement of profit & loss as incurred.

Amortization

Intangible assets available for use with a definitive useful life are amortized on a straight-line basis and evaluated for potential impairment whenever facts and circumstances indicate that their carrying value may not be recoverable. Amortisation is recognized in the consolidated statement of profit & loss on a straight-line basis over the estimated useful lives of intangible assets. The amortization expense is recognised in the consolidated statement of profit & loss in the expense category that is consistent with the function of the intangible asset.

The estimated useful lives are as follows:

Particulars	Years
Product related intangibles	3 to 25
Other intangibles	3 to 15

The amortisation period and the amortisation method for intangible assets with a finite useful life are reviewed at each reporting date. Changes in the expected useful lives or expected pattern of consumption of future economic benefits embodied in the assets are considered to modify the amortization period or method, as appropriate and are treated as change in accounting estimate.

Goodwill, intangible assets relating to products in development, other intangible assets not available for use and intangible assets having indefinite useful life are subject to impairment testing at each reporting date. All other intangible assets are tested for impairment when there are indications that the carrying value may not be recoverable. All impairment losses are recognised immediately in the consolidated statement of profit and loss under "Impairment of non-current assets".

De-recognition of intangible assets

Intangible assets are de-recognised either on their disposal or where no future economic benefits are expected from their use. Losses arising on such de-recognition are recorded in the consolidated statement of profit and loss, and are measured as the difference between the net disposal proceeds, if any, and the carrying amount of respective intangible assets as at the date of de-recognition.

h) Leases

The Company recognises a right-of-use asset and a corresponding lease liability for all arrangements in which it is a lessee, except for leases with a term of 12 months or less (short-term leases) and low-value leases. For these short-term and low-value leases, the Company recognizes the lease payments as an operating expense on a straight-line basis over the term of the lease. In the case of arrangements involving lease and non-lease components, the Company allocates the consideration in the lease contract to the lease and non-lease components on the basis of the relative standalone price of each component.

Right-of-use assets are measured at cost less accumulated depreciation and accumulated impairment loss, if any. The cost of right-of-use assets includes the amount of lease liabilities recognised, initial direct costs incurred, and lease payments made at or before the commencement date less any lease incentives received.

Right-of-use assets are depreciated on a straight-line basis from the commencement date of the lease over the shorter of the useful life of the right-of-use asset or the end of the lease term and are assessed for impairment whenever there is an indication that the carrying amount may not be recoverable using cash flow projections for the useful life.

Lease liabilities include the net present value of the fixed and variable lease payments that depend on an index or a rate to be made over the lease term. The lease payments are discounted using the interest rate implicit in the lease or the Company's incremental borrowing rate at the lease commencement date if the interest rate implicit in the lease is not readily determinable

Lease payments are allocated between principal and interest cost. The interest cost is charged to consolidated statement of profit and loss over the lease period so as to produce a constant periodic rate of interest on the remaining balance of the liability for each period.

Short-term leases are leases with a lease term of 12 months or less. Low-value assets comprise Information technology equipment and small items of office furniture.

i) Inventories

Inventories are valued at the lower of cost or net realisable value.

Inventories consist of raw materials, stores and spares, work in progress and finished goods. The cost of all categories of inventories is determined based on the weighted average method. Cost includes purchase cost less refundable taxes, production or conversion costs and other costs incurred in bringing them to their existing location and condition.

In the case of finished goods and work-in-progress, cost includes an appropriate share of overheads based on normal operating capacity. Stores and spares consists of packing materials, engineering spares (such as machinery spare parts) and consumables (such as lubricants, cotton waste and oils), which are used in operating machines or consumed as indirect materials in the manufacturing process.

Net realisable value is the estimated selling price in the ordinary course of business, less the estimated costs of completion and selling expenses.

The factors that the Company considers in determining the provision for slow moving, obsolete and other non-saleable inventory include estimated shelf life, planned product discontinuances, price changes, ageing of inventory and introduction of competitive new products, to the extent each of these factors impact the Company's business and markets. The Company considers all these factors and adjusts the inventory provision to reflect its actual experience on a periodic basis.

j) Impairment

Non-financial assets

The carrying amounts of the Company's non-financial assets, other than inventories and deferred tax assets are reviewed at each reporting date to determine whether there is any indication of impairment. If any such indication exists, then the recoverable amount is estimated for the asset or the cash generating unit to which the asset belongs. For goodwill and intangible assets that have indefinite lives or that are not yet available

Consolidated Notes to Financial Statements

(All amounts in Indian Rupees millions, except share data and where otherwise stated)

for use, an impairment test is performed each year at March 31 or when circumstances indicate that carrying value may be impaired.

The recoverable amount of an asset or cash-generating unit (as defined below) is the greater of its value in use and its fair value less costs to sell. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset or the cash-generating unit. For the purpose of impairment testing, assets are grouped together into the smallest group of assets that generate cash inflows from continuing use that are largely independent of the cash inflows of other assets or groups of assets (the "cash-generating unit").

An impairment loss is recognised in the consolidated statement of profit and loss if the estimated recoverable amount of an asset or its cash-generating unit is lower than its carrying amount. Impairment losses recognised in respect of cash-generating units are allocated first to reduce the carrying amount of any goodwill allocated to the units and then to reduce the carrying amount of the other assets in the unit on a pro-rata basis.

An impairment loss in respect of goodwill is not reversed. In respect of other assets, impairment losses recognised in prior periods are assessed at each reporting date for any indications that the loss has decreased or no longer exists. An impairment loss is reversed if there has been a change in the estimates used to determine the recoverable amount. An impairment loss is reversed only to the extent that the asset's carrying amount does not exceed its recoverable amount, nor exceed the carrying amount that would have been determined, net of depreciation or amortisation, if no impairment loss had been recognised.

Goodwill that forms part of the carrying amount of an investment in joint venture is not recognised separately, and therefore is not tested for impairment separately. Instead, the entire amount of the investment in joint venture is tested for impairment as a single asset when there are indicators that the investment in joint venture may be impaired.

An impairment loss in respect of equity accounted investee is measured by comparing the recoverable amount of investment with its carrying amount. An impairment loss is recognised in the consolidated statement of profit and loss, and reversed if there has been a favorable change in the estimates used to determine the recoverable amount.

k) **Employee benefits**

Short-term employee benefits

Short-term employee benefits are expensed as the related service is provided. A liability is recognised for the amount expected to be paid if the Company has a present legal or constructive obligation to pay this amount as a result of past service provided by the employee and the obligation can be estimated reliably.

The Company's contributions to defined contribution plans are charged to the consolidated statement of profit and loss as and when the services are received from the employees.

The liability in respect of defined benefit plans and other post-employment benefits is the defined benefit obligation calculated annually by independent actuaries using the projected unit credit method. The current service cost of the defined benefit plan is recognized in the consolidated statement of profit and loss. Past service costs are recognized immediately in the consolidated statement of profit and loss.

Actuarial gains and losses arising from experience adjustments and changes in actuarial assumptions for defined benefit obligation and plan assets are recognized in OCI in the period in which they arise

Other long-term employee benefits

The Company's net obligation in respect of other long-term employee benefits is the amount of future benefit that employees have earned in return for their service in the current and previous periods. That benefit is discounted to determine its present value by independent actuaries using the projected unit credit method. The current service cost, past service cost as well as re-measurements are recognised in the consolidated statement of profit and loss in the period in which they arise.

Compensated absences

The Company's current policies permit certain categories of its employees to accumulate and carry forward a portion of their unutilised compensated absences and utilise them in future periods or receive cash in lieu thereof in accordance with the terms of such policies. The Company measures the expected cost of accumulating compensated absences as the additional amount that the Company incurs as a result of the unused entitlement that has accumulated at the reporting date. Such measurement is based on actuarial valuation as at the reporting date carried out by a qualified actuary. The resultant expenses are recognized in the consolidated statement of profit & loss.

l) **Share-based payments**

Equity settled share-based payment transactions

The grant date fair value of options granted to employees is recognized as an expense in the consolidated statement of profit & loss, with a corresponding increase in equity, over the period that the employees become unconditionally entitled to the options. The amount recognized as an expense is adjusted to reflect the number of awards for which the related service conditions are expected to be met, such that the amount ultimately recognized is based on the number of awards that meet the related service at the vesting date. The expense is recorded for each separately vesting portion of the award if each portion of the award was, in substance, a separate award. The increase in equity recognized in connection with share-based payment transaction is presented as a separate component in equity under "share-based payment reserve". The amount recognised as an expense is adjusted to reflect the actual number of stock options that vest.

The fair value of employee stock options is measured using the Black-Scholes-Merton valuation model. Measurement inputs include share price on grant date, exercise price of the instrument, expected volatility (based on weighted average historical volatility), expected life of the instrument (based on historical experience), expected dividends, and the risk free interest rate (based on government bonds).

Cash settled share-based payment transactions

The fair value of the amount payable to employees in respect of share-based payment transactions which are settled in cash is recognised as an expense, with a corresponding increase in liabilities, over the period during which the employees become unconditionally entitled to payment.

The liability is re-measured at each reporting date and at the settlement date based on the fair value of the share-based payment transaction. Any changes in the liability are recognised in the consolidated statement of profit and loss.

m) **Provisions**

A provision is recognised in the consolidated statement of profit and loss if, as a result of a past event, the Company has a present legal or constructive obligation that can be estimated reliably, and it is probable that an outflow of economic benefits will be required to settle the obligation. If the effect of the time value of money is material, provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the liability. Where discounting is used, the increase in the provision due to the passage of time is recognised as a finance Costs.

Onerous contracts

A provision for onerous contracts is recognised in the consolidated statement of profit and loss when the expected benefits to be derived by the Company from a contract are lower than the unavoidable cost of meeting its obligations under the contract. The provision is measured at the present value of the lower of the expected cost of terminating the contract and the expected net cost of continuing with the contract. Before a provision is established, the Company recognises any impairment loss on the assets associated with that contract.

Consolidated Notes to Financial Statements

(All amounts in Indian Rupees millions, except share data and where otherwise stated)

Contingent liabilities and contingent assets
A disclosure for a contingent liability is made when there is a possible obligation or a present obligation that may, but probably will not, require an outflow of resources. Where there is a possible obligation or a present obligation in respect of which the likelihood of outflow of resources is remote, no provision or disclosure is made.

Contingent assets are not recognised in the consolidated financial statements. A contingent asset is disclosed where an inflow of economic benefits is probable. Contingent assets are assessed continually and, if it is virtually certain that an inflow of economic benefits will arise, the asset and related income are recognised in the period in which the change occurs.

n) **Revenue**
The Company's revenue is derived from sales of goods, service income and income from licensing arrangements. Most of such revenue is generated from the sale of goods. The Company has generally concluded that it is the principal in its revenue arrangements.

Sale of goods
Revenue is recognised when the control of the goods has been transferred to a third party. This is usually when the title passes to the customer, either upon shipment or upon receipt of goods by the customer as per the terms agreed upon with the customer. Generally, at that point, the customer has full discretion over the channel and price to sell the products, and there are no unfulfilled obligations that could affect the customer's acceptance of the product.

Revenue from the sale of goods is measured at the transaction price which is the consideration received or receivable, net of expected returns, taxes and applicable trade discounts and allowances. Revenue includes shipping and handling costs billed to the customer since the Company acts as a principal in rendering those services.

In arriving at the transaction price, the Company considers the terms of the contract with the customers and its customary business practices. The transaction price is the amount of consideration the Company is entitled to receive in exchange for transferring promised goods or services, excluding amounts collected on behalf of third parties. The amount of consideration varies because of estimated rebates, returns and chargebacks, which are considered to be key estimates. Any amount of variable consideration is recognised as revenue only to the extent that it is highly probable that a significant reversal will not occur. The Company estimates the amount of variable consideration using the expected value method.

Presented below are the points of recognition of revenue with respect to the Company's sale of goods:

Particulars	Point of recognition of revenue
Sales of generic products in India	Control is transferred upon delivery of products to distributors by clearing and forwarding agents of the Company.
Sales of active pharmaceutical ingredients and intermediates in India	Upon delivery of products to customers, unless the terms of the applicable contract provide for specific revenue generating activities to be completed, in which case revenue is recognized once all such activities are completed.
Export sales and other sales outside of India	Upon delivery of products to customers (generally formulation manufacturers), subject to the terms of the applicable contract.

Profit share revenues
The Company from time to time enters into marketing arrangements with certain business partners for the sale of its products in certain markets. Under such arrangements, the Company sells its products to the business partners at a non-refundable base purchase price agreed upon in the arrangement and is also entitled to a profit share which is over and above the base purchase price. The profit share is typically dependent on the business partner's ultimate net sale proceeds or net profits, subject to any reductions or adjustments that are required by the terms of the arrangement. Such arrangements typically require the business partner to provide confirmation of units sold and net sales or net profit computations for the products covered under the arrangement.

Revenue in an amount equal to the base sale price is recognised in these transactions upon delivery of products to the business partners. An additional amount representing the profit share component is recognised as revenue only to the extent that it is highly probable that a significant reversal will not occur.

At the end of each reporting period, the Company updates the estimated transaction price (including updating its assessment of whether an estimate of variable consideration is constrained) to represent faithfully the circumstances present at the end of the reporting period and the changes in circumstances during the reporting period.

Out licensing arrangements, milestone payments and royalties
Revenues include amounts derived from product out-licensing agreements. These arrangements typically consist of an initial up-front payment received on inception of the license and subsequent payments dependent on achieving certain milestones in accordance with the terms prescribed in the agreement. In cases where the transaction has two or more performance obligations, the Company accounts for the completed obligation (for example, the transfer of title) as a separate unit of accounting and record revenue upon delivery of that component, provided that the Company can make a reasonable estimate of the fair value of the undelivered component. Otherwise, non-refundable up-front license fees received in connection with product out-licensing agreements are deferred and recognised over the balance period in which the Company has pending performance obligations. Milestone payments which are contingent on achieving certain clinical milestones are recognised as revenues on achievement of such milestones, over the performance period depending on the terms of the contract. If milestone payments are creditable against future royalty payments, the milestones are deferred and released over the period in which the royalties are anticipated to be paid.

Royalty income earned through a license is recognised when the underlying sales have occurred.

Provision for chargeback, rebates and discounts
Provisions for chargeback, rebates, discounts and Medicaid payments are estimated and provided for in the year of sales and recorded as reduction of revenue. A chargeback claim is a claim made by the wholesaler for the difference between the price at which the product is initially invoiced to the wholesaler and the net price at which it is agreed to be procured from the Company. Rebates are deductions based on contractual obligations which include direct rebates, indirect rebates and other pricing adjustments. Provisions for such chargebacks, rebates and discounts are accrued and estimated based on the terms of the agreement with the wholesaler, historical average chargeback rate actually claimed over a period of time, current contract prices with wholesalers/other customers and estimated inventory holding by the wholesaler. The provision represents estimates of the related obligations, requiring the use of judgment when estimating the effect of these revenue deductions.

Shelf stock adjustments
Shelf stock adjustments are credits issued to customers to reflect decreases in the selling price of products sold by the Company, and accruals for Shelf stock adjustments depend on future events upon material right obtained by customer when the prices of certain products decline as a result of price competition, new competitive launches or otherwise. These credits are customary in the pharmaceutical industry, and are intended to reduce the customer inventory cost to better reflect the current market prices. The determination to grant a shelf stock adjustment to a customer is based on the terms of the applicable contract, which may or may not specifically limit the age of the stock on which a credit would be offered.

Refund Liability
The Company accounts for sales returns accrual by recording refund liability concurrent with the recognition of revenue at the time of a product sale. This liability is based on the Company's estimate of expected sales returns. The Company

Consolidated Notes to Financial Statements

(All amounts in Indian Rupees millions, except share data and where otherwise stated)

deals in various products and operates in various markets. Accordingly, the estimate of sales returns is determined primarily by the Company's historical experience in the markets in which the Company operates. With respect to established products, the Company considers its historical experience of actual sales returns, levels of inventory in the distribution channel, estimated shelf life, any revision in the shelf life of the product, product discontinuances, price changes of competitive products, and the introduction of competitive new products, to the extent each of these factors impact the Company's business and markets. With respect to new products introduced by the Company, such products have historically been either extensions of an existing line of product where the Company has historical experience or in therapeutic categories where established products exist and are sold either by the Company or the Company's competitors. At the time of recognising the refund liability, the Company also recognises an asset, (i.e., the right to the returned goods) which is included in inventories for the products expected to be returned. The Company initially measures this asset at the former carrying amount of the inventory, less any expected costs to recover the goods, and any potential decreases in the value of the returned goods.

Along with re-measuring the refund liability at the end of each reporting period, the Company updates the measurement of the asset recorded for any revisions to its expected level of returns, as well as any additional decreases in the value of the returned products.

Services

Revenue from services rendered, which primarily relate to contract research, is recognised in the consolidated statement of profit and loss as the underlying services are performed. Upfront non-refundable payments received under these arrangements are deferred and recognised as revenue over the expected period over which the related services are expected to be performed.

License fees

License fees primarily consist of income from the out-licensing of the intellectual property, and other licensing and supply arrangements with various parties. Revenue from license fees is recognised when control transfers to the third party and the Company's performance obligations are satisfied. Some of these arrangements include certain performance obligations by the Company. Revenue from such arrangements is recognised in the period in which the Company completes all its performance obligations.

o) Shipping and handling costs

Shipping and handling costs incurred to transport products to customers, and internal transfer costs incurred to transport the products from the Company's factories to its various points of sale, are included in other expenses.

p) Other income and finance cost

Other income include interest income on funds invested, dividend income and gains on the disposal of financial assets. Interest income is recognized in the consolidated statement of profit and loss as it accrues, using the effective interest method. Dividend income is recognised in the consolidated statement of profit and loss on the date that the Company's right to receive payment is established. The associated cash flows are classified as investing activities in the statement of cash flows.

Finance costs consist of interest expense on loans and borrowings.

Borrowing costs are recognized in the consolidated statement of profit and loss using the effective interest method unless capitalisation criteria are met as per accounting policy on Property, plant and Equipment. The associated cash flows are classified as financing activities in the consolidated statement of cash flows.

Foreign currency gains and losses are reported on a net basis within other income and/or other expenses. These primarily include: exchange differences arising on the settlement or translation of monetary items; changes in the fair value of derivative contracts that economically hedge monetary assets and liabilities in foreign currencies and for which no hedge accounting is applied; and the ineffective portion of cash flow hedges.

Consolidated Notes to Financial Statements

(All amounts in Indian Rupees millions, except share data and where otherwise stated)

q) Income tax

Income tax expense consists of current and deferred tax. Income tax expense is recognised in the consolidated statement of profit and loss except to the extent that it relates to items recognised in OCI or directly in equity, in which case it is recognised in OCI directly in equity, respectively. Current tax is the expected tax payable on the taxable income for the year, using tax rates enacted or substantively enacted at the reporting date, and any adjustment to tax payable in respect of previous years.

Deferred tax is recognised using the balance sheet method, providing for temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes.

Deferred tax is not recognized for:

- temporary differences on the initial recognition of assets or liabilities in a transaction that is not a business combination if at the time of the transaction, it
  - i. affects neither accounting nor taxable profit or loss and
  - ii. does not give rise to equal taxable and deductible temporary differences;
- temporary differences relating to investments in subsidiaries, joint ventures and associate when the timing of the reversal of the temporary differences can be controlled and it is probable that the temporary differences will not reverse in the foreseeable future; and
- taxable temporary differences arising upon the initial recognition of goodwill.

Deferred tax assets are recognized for all deductible temporary differences, the carry forward of unused tax credits and any unused tax losses to the extent that it is probable that taxable profit will be available against which the deductible temporary differences, and the carry forward of unused tax credits and unused tax losses can be utilized.

Any deferred tax asset or liability arising from deductible or taxable temporary differences in respect of unrealised inter-company profit or loss on inventories held by the Company in different tax jurisdictions is recognised using the tax rate of the jurisdiction in which such inventories are held. Withholding tax arising out of payment of dividends to shareholders under the Indian Income tax regulations is not considered as tax expense for the Company and all such taxes are recognised in the statement of changes in equity as part of the associated dividend payment.

Deferred tax is measured at the tax rates that are expected to be applied to the temporary differences when they reverse, based on the laws that have been enacted or substantively enacted at the reporting date. Deferred tax assets and liabilities are offset if there is a legally enforceable right to offset current tax liabilities and assets, and they relate to income taxes levied by the same tax authority on the same taxable entity, or on different tax entities, but they intend to settle current tax liabilities and assets on a net basis or their tax assets and liabilities will be realised simultaneously, in each future period in which significant amounts of deferred tax liabilities or assets are expected to be settled or recovered.

Accruals for uncertain tax positions are measured using either the most likely amount or the expected value amount depending on which method the entity expects to better predict the resolution of the uncertainty. Tax benefits are not recognised unless the tax positions will probably be accepted by the tax authorities. This is based upon management's interpretation of applicable laws and regulations and the expectation of how the tax authority will resolve the matter. Once considered probable of not being accepted, management reviews each material tax benefit and reflects the effect of the uncertainty in determining the related taxable amounts.

r) Government grants and incentives

The Company recognises government grants only when there is reasonable assurance that the conditions attached to them will be complied with, and the grants will be received. Grants related

Consolidated Notes to Financial Statements

(All amounts in Indian Rupees millions, except share data and where otherwise stated)

to income are deducted in reporting the related expense in the consolidated statement of profit and loss.

s) Segment reporting

Operating segments are reported in a manner consistent with the internal reporting provided to the chief operating decision maker. The Chief Executive Officer of the Company is responsible for allocating resources and assessing performance of the operating segments and accordingly is identified as the chief operating decision maker.

t) Dividend

The Company recognises a liability to pay a dividend when the distribution is authorised, and the distribution is no longer at the discretion of the Company.

In the case of interim dividends to equity shareholders, this is when declared by Board of Directors. In the case of final dividends, this is when approved by the shareholders at the Annual General Meeting of the Company.

u) Rounding of amounts

All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest million Currency units unless otherwise stated.

1.4 Determination of fair values

The Company's accounting policies and disclosures require the determination of fair value, for all financial and certain non-financial assets and liabilities. Fair values have been determined for measurement and/or disclosure purposes based on the following methods. When applicable, further information about the assumptions made in determining fair values is disclosed in the notes specific to that asset or liability.

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The fair value measurement is based on the presumption that the transaction to sell the asset or transfer the liability takes place either: in the principal market for the asset or liability, or in the absence of a principal market, in the most advantageous market for the asset or liability. The principal or the most advantageous market must be accessible by the Company. The fair value of an asset or a liability is measured using the assumptions that market participants would use when pricing the asset or liability, assuming that market participants act in their economic best interest.

All assets and liabilities for which fair value is measured or disclosed in the consolidated financial statements are categorised within the fair value hierarchy, described as follows, based on the lowest level input that is significant to the fair value measurement as a whole:

- Level 1 — Quoted (unadjusted) market prices in active markets for identical assets or liabilities.
- Level 2 — Valuation techniques for which the lowest level input that is significant to the fair value measurement is directly or indirectly observable.
- Level 3 — Valuation techniques for which the lowest level input that is significant to the fair value measurement is unobservable.

For assets and liabilities that are recognised in the consolidated financial statements at fair value on a recurring basis, the Company determines whether transfers have occurred between levels in the hierarchy by re-assessing categorization (based on the lowest level input that is significant to the fair value measurement as a whole) at the end of each reporting period.

External valuers are involved for valuation of significant assets, such as assets acquired in a business combination and significant liabilities, such as contingent consideration. Involvement of external valuers is determined by the Management, based on market knowledge, reputation, independence and whether professional standards are maintained

a) Intangible assets

The fair value of brands, technology related intangibles, and patents and trademarks acquired in a business combination is based on the discounted estimated royalty payments that have been avoided as a result of these brands, technology related intangibles, patents or trademarks being owned (the "relief of royalty method"). The fair value of customer related, product related and other intangibles acquired in a business combination has been determined using the multi-period excess earnings method. Under this method, value is estimated as the present value of the benefits anticipated from ownership of the intangible assets in excess of the returns required or the investment in the contributory assets necessary to realise those benefits.

b) Inventories

The fair value of inventories acquired in a business combination is determined based on its estimated selling price in the ordinary course of business less the estimated costs of completion and sale, and a reasonable profit margin based on the effort required to complete and sell the inventories.

c) Investments in equity and debt securities and units of mutual funds

The fair value of marketable equity and debt securities is determined by reference to their quoted market price at the reporting date. For debt securities where quoted market prices are not available, fair value is determined using pricing techniques such as discounted cash flow analysis.

In respect of investments in mutual funds, the fair values represent net asset value as stated by the issuers of these mutual fund units in the published statements. Net asset values represent the price at which the issuer will issue further units in the mutual fund and the price at which issuers will redeem such units from the investors. Accordingly, such net asset values are analogous to fair market value with respect to these investments, as transactions of these mutual funds are carried out at such prices between investors and the issuers of these units of mutual funds.

d) Derivatives

The fair value of foreign exchange forward contracts is estimated by discounting the difference between the contractual forward price and the current forward price for the residual maturity of the contract using a risk-free interest rate (based on government bonds). The fair value of foreign currency option and swap contracts and interest rate swap contracts is determined based on the appropriate valuation techniques, considering the terms of the contract.

e) Non-derivative financial liabilities

Fair value, which is determined for disclosure purposes, is calculated based on the present value of future principal and interest cash flows, discounted at the market rate of interest at the reporting date. In respect of the Company's borrowings that have floating rates of interest, their fair value approximates carrying value.

f) Contingent consideration

The fair value of the contingent consideration arising out of business combination is estimated by applying the income approach. The fair value measurement is based on significant inputs that are not observable in the market, which Ind AS 113, "Fair Value Measurement" refers to as Level 3 inputs.

Consolidated Notes to Financial Statements

(All amounts in Indian Rupees millions, except share data and where otherwise stated)

2.1 Property, plant and equipment

Particulars	Land	Buildings	Plant and equipment	Furniture, fixtures and office equipment	Vehicles	Total
Gross carrying value						
Balance as at April 1, 2022	4,276	28,366	87,150	6,821	1,454	128,067
Additions	11	1,852	12,952	1,196	662	16,673
Disposals	-	(844)	(2,918)	(427)	(160)	(4,349)
Effect of changes in foreign exchange rates	97	277	910	68	19	1,371
Balance as at March 31, 2023	**4,384**	**29,651**	**98,094**	**7,658**	**1,975**	**141,762**
Balance as at April 1, 2023	4,384	29,651	98,094	7,658	1,975	141,762
Additions	25	3,342	10,354	1,169	812	15,702
Disposals	(43)	(85)	(1,852)	(456)	(411)	(2,847)
Effect of changes in foreign exchange rates	24	44	498	3	(112)	457
Balance as at March 31, 2024	**4,390**	**32,952**	**107,094**	**8,374**	**2,264**	**155,074**
Accumulated Depreciation						
Balance as at April 1, 2022	64	12,231	60,434	5,710	759	79,198
Depreciation for the year	-	1,728	5,864	679	326	8,597
Impairment for the year[1]	-	-	40	4	-	44
Disposals	-	(532)	(2,538)	(398)	(117)	(3,585)
Effect of changes in foreign exchange rates	5	201	689	44	27	966
Balance as at March 31, 2023	**69**	**13,628**	**64,489**	**6,039**	**995**	**85,220**
Balance as at April 1, 2023	69	13,628	64,489	6,039	995	85,220
Depreciation for the year	-	1,989	6,310	854	407	9,560
Impairment for the year [1]	-	-	43	3	-	46
Disposals	-	(56)	(1,703)	(452)	(346)	(2,557)
Effect of changes in foreign exchange rates	1	20	341	1	(45)	318
Balance as at March 31, 2024	**70**	**15,581**	**69,480**	**6,445**	**1,011**	**92,587**
Net carrying value						
As at March 31, 2023	4,315	16,023	33,605	1,619	980	56,542
As at March 31, 2024	**4,320**	**17,371**	**37,614**	**1,929**	**1,253**	**62,487**

[1] During the year ended March 31, 2022, there was a significant decline in the expected cash flows of the Company's subsidiary, Dr. Reddy's Laboratories Louisiana, LLC (Shreveport Cash Generating Unit ("CGU")). Consequently, the Company tested the carrying amount of the CGU, being the smallest identifiable group of assets that generate cash inflows that are largely independent of the cash inflows from other assets or group of assets. This resulted in the recoverable amount of the CGU being lower than its carrying amount. Accordingly, the Company recognized an impairment loss of the entire carrying value of ₹ 2,570 for property, plant and equipment, ₹ 89 for capital-work-in-progress and ₹ 392 for goodwill. .Further impairment losses of ₹ 46 and ₹ 44 representing the additions made to property, plant and equipment during the years ended March 31, 2024 and 2023, respectively, has been recognized as the recoverable amount continues to be lower than the carrying value.

The impairment losses forms part of the Company's Global Generics segment.

Consolidated Notes to Financial Statements

(All amounts in Indian Rupees millions, except share data and where otherwise stated)

2.1 Property, plant and equipment (continued)

Leases:

The Company has lease contracts for various items of plant and equipment, vehicles and other equipment used in its operations. Below are the carrying amounts of right-of-use assets recognised and the movements during the year included in the above property, plant and equipment:

Particulars	Land	Buildings	Plant and equipment	Furniture, fixtures and office equipment	Vehicles	Total
Gross carrying value						
Balance as at April 1, 2022	79	3,759	16	67	755	4,676
Additions	-	197	-	18	371	586
Disposals	-	(794)	-	-	(136)	(930)
Effect of changes in foreign exchange rates	4	44	1	(1)	(12)	36
Balance as at March 31, 2023	**83**	**3,206**	**17**	**84**	**978**	**4,368**
Balance as at April 1, 2023	83	3,206	17	84	978	4,368
Additions	-	1,941	-	23	456	2,420
Disposals	-	(70)	-	(27)	(257)	(354)
Effect of changes in foreign exchange rates	(1)	(35)	-	(1)	(7)	(44)
Balance as at March 31, 2024	**82**	**5,042**	**17**	**79**	**1,170**	**6,390**
Accumulated Depreciation						
Balance as at April 1, 2022	-	1,873	14	36	352	2,275
Depreciation for the year	-	626	1	13	239	879
Disposals	-	(512)	-	-	(95)	(607)
Effect of changes in foreign exchange rates	-	19	1	-	(5)	15
Balance as at March 31, 2023	**-**	**2,006**	**16**	**49**	**491**	**2,562**
Balance as at April 1, 2023	-	2,006	16	49	491	2,562
Depreciation for the year	-	803	-	15	326	1,144
Disposals	-	(44)	-	(27)	(213)	(284)
Effect of changes in foreign exchange rates	-	(35)	-	-	(2)	(37)
Balance as at March 31, 2024	**-**	**2,730**	**16**	**37**	**602**	**3,385**
Net carrying value						
As at March 31, 2023	83	1,200	1	35	487	1,806
As at March 31, 2024	**82**	**2,312**	**1**	**42**	**568**	**3,005**

The following are the amounts recognised in consolidated statement of profit and loss:

Particulars	For the year ended March 31, 2024	For the year ended March 31, 2023
Depreciation expense of right-of-use assets	1,144	879
Interest expense on lease liabilities	256	215
	1,400	**1,094**

Consolidated Notes to Financial Statements

(All amounts in Indian Rupees millions, except share data and where otherwise stated)

2.1 Property, plant and equipment (continued)

The Company had total cash outflows for leases of ₹ 1,807 and ₹ 1,571 during the year ended March 31, 2024 and March 31, 2023, respectively. The maturity analysis of lease liabilities is disclosed in note 2.11 C of these consolidated financial statements.

Capital commitments

As of March 31, 2024 and March 31, 2023, the Company was committed to spend ₹ 18,177 and ₹ 8,340, respectively, under agreements to purchase property, plant and equipment. This amount is net of capital advances paid in respect of such purchase commitments.

Interest capitalisation

During the years ended March 31, 2024 and March 31, 2023, the Company capitalised interest cost of ₹ 488 and ₹ 426, respectively, with respect to qualifying assets. The rate for capitalisation of interest cost for the years ended March 31, 2024 and March 31, 2023 was 9.31% and 7.62%, respectively.

2.2 Capital work-in-progress

Particulars	For the year ended March 31, 2024
Balance at the beginning of the year	9,752
Additions	19,422
Capitalised	(15,702)
Impairment	1
Effect of changes in foreign exchange rates	37
Balance at end of the year	**13,510**

Capital work-in-progress (CWIP) Ageing schedule

Particulars	Amount in CWIP for a period of				Total
	Less than 1 year	1-2 years	2-3 years	More than 3 years	
Projects in progress	11,716	1,320	350	88	13,474
Projects temporarily suspended	10	14	10	2	36
Balance as at March 31, 2024	**11,726**	**1,334**	**360**	**90**	**13,510**
Projects in progress	7,231	1,474	552	245	9,502
Projects temporarily suspended	20	31	92	107	250
Balance as at March 31, 2023	**7,251**	**1,505**	**644**	**352**	**9,752**

For capital-work-in progress, whose completion is overdue or has exceeded its cost compared to its original plan the project wise details of when the project is expected to be completed it given below:

Particulars	To be completed in				Total
	Less than 1 year	1-2 years	2-3 years	More than 3 years	
Projects in progress					
Biologics - Infrastructure	1,089	-	-	-	1,089
FTO-11 Onco facility	919	-	-	-	919
FTO-11 Non Onco factility	385	-	-	-	385
Balance as at March 31, 2024	**2,393**	**-**	**-**	**-**	**2,393**
Projects in progress					
FTO - 11 oncology facility	1,432	-	-	-	1,432
Viral vaccine facility	673	-	-	-	673
CTO SEZ PB4 Facility	365	-	-	-	365
Balance as at March 31, 2023	**2,470**	**-**	**-**	**-**	**2,470**

Consolidated Notes to Financial Statements

(All amounts in Indian Rupees millions, except share data and where otherwise stated)

2.3 Goodwill

Goodwill arising upon business combinations is not amortised but tested for impairment at least annually or more frequently if there is any indication that the cash generating unit to which goodwill is allocated is impaired. Gross carrying value and accumulated amortisation with respect to goodwill represent Indian GAAP balances, that have been carried forward as such, relating to business combination entered before the transition date i.e., April 1, 2015.

Particulars	As at March 31, 2024	As at March 31, 2023
Gross carrying value		
Opening balance	40,665	38,576
Disposals	-	-
Effect of changes in foreign exchange rates	184	2,089
Closing balance	**40,849**	**40,665**
Accumulated amortisation		
Opening balance	35,191	33,103
Impairment loss[1]	-	272
Effect of changes in foreign exchange rates	157	1,816
Closing balance	**35,348**	**35,191**
Net carrying value	**5,501**	**5,474**

[1] ***Impairment losses recorded for the year ended March 31, 2023***

During the year ended March 31, 2023, the Company assessed performance of the Nimbus Health business against the initial estimates and recognized an impairment charge of the carrying values of ₹ 272. This impairment loss pertains to the Company's Global Generics segment.

For the purpose of impairment testing, goodwill is allocated to a cash generating unit, representing the lowest level within the Company at which goodwill is monitored for internal management purposes and which is not higher than the Company's operating segment.

The carrying amount of goodwill (other than those arising upon investment in a joint venture) was allocated to the cash generating units as follows:

Particulars	As at March 31, 2024	As at March 31, 2023
Global Generics-Germany Operations	2,397	2,386
Global Generics-Complex Injectables	2,021	2,011
Global Generics-Branded Formulations	905	905
PSAI-Active Pharmaceutical Operations	177	171
Global Generics-North America Operations	1	1
	5,501	**5,474**

The recoverable amounts of the above cash generating units have been assessed using a value-in-use model. Value in use is generally calculated as the net present value of the projected post-tax cash flows plus a terminal value of the cash generating unit to which the goodwill is allocated. Initially, a post-tax discount rate is applied to calculate the net present value of the post-tax cash flows. Key assumptions upon which the Company has based its determinations of value-in-use include:

a) Estimated cash flows for five years, based on management's projections.

b) A terminal value arrived at by extrapolating the last forecasted year cash flows to perpetuity, using a constant long-term growth rate of 0%. This long-term growth rate takes into consideration external macroeconomic sources of data. Such long-term growth rate considered does not exceed that of the relevant business and industry sector.

c) The after tax discount rates used are based on the Company's weighted average cost of capital.

d) The after tax discount rates used range from 6.8% to 11% for various cash generating units. The pre-tax discount rates range from 7.9% to 14.7%.

The Company believes that any reasonably possible change in the key assumptions on which a recoverable amount is based would not cause the aggregate carrying amount to exceed the aggregate recoverable amount of the cash-generating unit.

Consolidated Notes to Financial Statements

(All amounts in Indian Rupees millions, except share data and where otherwise stated)

2.4 Other intangible assets

Particulars	Product related intangibles	Customer related intangibles	Others	Total
Gross carrying value				
Balance as at April 1, 2022	61,427	98	2,796	64,321
Additions[1]	6,435	-	766	7,201
Disposals/ De- recognitions	(72)	-	-	(72)
Transfers made	(130)	-	130	-
Effect of changes in foreign exchange rates	1,781	7	6	1,794
Balance as at March 31, 2023	**69,441**	**105**	**3,698**	**73,244**
Balance as at April 1, 2023	69,441	105	3,698	73,244
Additions[2]	9,586	-	1,448	11,034
Effect of changes in foreign exchange rates	417	1	3	421
Balance as at March 31, 2024	**79,444**	**106**	**5,149**	**84,699**
Amortisation/impairment loss				
Balance as at April 1, 2022	35,528	-	1,920	37,448
Amortisation for the year	3,554	-	351	3,905
Impairment loss[3]	273	103	19	395
Disposals/ De- recognitions	(73)	-	-	(73)
Effect of changes in foreign exchange rates	1,385	2	7	1,394
Balance as at March 31, 2023	**40,667**	**105**	**2,297**	**43,069**
Balance as at April 1, 2023	40,667	105	2,297	43,069
Amortisation for the year	4,739	-	401	5,140
Impairment loss[4]	(59)	-	18	(41)
Effect of changes in foreign exchange rates	260	1	2	263
Balance as at March 31, 2024	**45,607**	**106**	**2,718**	**48,431**
Net carrying value				
As at March 31, 2023	28,774	(0)	1,401	30,175
As at March 31, 2024	**33,837**	**0**	**2,431**	**36,268**

[1] *Additions during the year ended March 31,2023, primarily consists of :*

(a) The acquisition of the cardiovascular brand and trademark Cidmus® in India from Novartis AG for total consideration of ₹ 4,633 (US$61).

(b) The acquisition of a portfolio of branded and generic injectable products from Eton Pharmaceuticals, Inc. for an upfront payment of ₹ 395 (US$5) and certain other milestone payments of up to US$30 payable upon completion of the respective milestones.

(c) The acquisition of rights in brimonidine tartrate ophthalmic solution 0.025%, the private label equivalent of Lumify®, in the United States from Slayback Pharma LLC for ₹ 722 (US$9) plus certain other milestone payments of up to US$3 payable upon completion of the respective milestones

[2] *Additions during the year ended March 31, 2024, primarily consists of:*

(a) The acquisition of a generic prescription products portfolio in the United States from Mayne Pharma Group Limited, which includes consideration of ₹ 7,395 (US$90) attributable to product related intangibles. The portfolio consists of 44 commercial products, 42 approved non-marketed products and 4 pipeline products, including a number of generic products focused on women's health. Approved high-value products include a hormonal vaginal ring, a birth control pill and a cardiovascular product.

(b) The acquisition of rights in toripalimab in India from Shanghai Junshi Biosciences Co., Limited for a consideration of ₹ 824 (US$10) towards marketing rights in India and 8 other countries.

[3] *Impairment of intangibles pertaining to acquisition of Nimbus Health business:*

During the year ended March 31, 2023, the Company assessed performance of products acquired as part of the Nimbus Health business against the initial estimates and recognized an impairment charge towards product related intangibles of carrying value of ₹ 103 towards product related intangibles. This impairment loss pertains to the Company's Global Generics segment.

Consolidated Notes to Financial Statements

(All amounts in Indian Rupees millions, except share data and where otherwise stated)

2.4 Other intangible assets (continued)

Other impairments:

During the year ended March 31, 2023, consequent to adverse market conditions with respect to certain products related intangibles, the Company assessed the recoverable amount of certain products and recognized impairment loss of ₹ 251 and ₹ 41 pertaining to products forming part of the Company's Global Generics and PSAI segments respectively.

[4] *(a) For the year ended 31 March 2024, the Company recorded a reversal of impairment loss of ₹ 226 with respect to saxagliptin/ metformin (generic version of Kombiglyze® - XR) and enalaprilat (generic version of Vasotec®) pursuant to the launches of these two products during the year.*

(b) As a result of favorable changes in market conditions and in the circumstances that led to the initial impairment during the year ended 31 March 2021, the Company revisited the market volumes, share and price assumptions of these two products and re-assessed the recoverable amount. Accordingly, these products were capitalized as product related intangibles, with a corresponding reversal of impairment loss of ₹ 191 and ₹ 35, respectively. These impairment loss reversals pertain to the Company's Global Generics segment.

Consequent to adverse market conditions with respect to certain products related intangibles and software platforms, the Company assessed the recoverable amount and recognized impairment loss of ₹ 86 and ₹ 99 forming part of the Company's Global Generics and Others segment, respectively, for the year ended 31 March 2024.

The Company used the discounted cash flow approach to calculate the value-in-use which considered assumptions such as revenue projections, rate of generic penetration, estimated price erosion, the useful life of the asset and the net cash flows have been discounted based on post tax discount rate.

2.5 Intangible assets under development

Particulars	For the year ended March 31, 2024	For the year ended March 31, 2023
Balance at the beginning of the year	549	138
Add: Additions during the year[1]	320	395
Add: Capitalisations during the year[2]	(192)	-
Effect of changes in exchange rates	6	16
Balance at end of the year	**683**	**549**

[1] *Additions during the year ended March 31, 2023 include ₹ 395 representing the acquisition of a portfolio of branded and generic injectable products from Eton Pharmaceuticals, Inc. for an upfront payment of ₹ 395 (US$5) and certain other milestone payments of up to US$30 payable upon completion of the respective milestones forming part of the Company's Global Generics segment.*

[2] *Includes ₹125 towards the product ephedrine, which was capitalized from Intangible assets under development to product related intangibles because the same was available for use and subject to amortisation.*

Intangible assets under development (IAUD) Ageing schedule

Particulars	Amount for a period of				Total
	Less than 1 year	1-2 years	2-3 years	More than 3 years	
Projects in progress	206	332	74	71	683
Projects temporarily suspended	-	-	-	-	-
Balance as at March 31, 2024	**206**	**332**	**74**	**71**	**683**

Particulars	Amount for a period of				Total
	Less than 1 year	1-2 years	2-3 years	More than 3 years	
Projects in progress	411	-	-	138	549
Projects temporarily suspended	-	-	-	-	-
Balance as at March 31, 2023	**411**	**-**	**-**	**138**	**549**

Consolidated Notes to Financial Statements

(All amounts in Indian Rupees millions, except share data and where otherwise stated)

2.5. Intangible assets under development (continued)

Details of significant intangible assets (including intangible assets under development) as at March 31, 2024:

Particulars	Acquired from	Carrying Cost
Select portfolio of branded generics business	Wockhardt Limited	11,838
Portfolio of generic prescription products	Mayne Pharma Group Limited	6,033
Cardiovascular brand Cidmus® in India	Novartis AG	4,386
Select portfolio of dermatology, respiratory and pediatric assets	UCB India Private Limited and affiliates	3,056
Various ANDAs	Teva and an affiliate of Allergan	2,054
Select Anti-Allergy brands	Glenmark Pharmaceuticals Limited	1,184

2.6 Investment in equity accounted investees

Particulars	For the year ended March 31, 2024	For the year ended March 31, 2023
Investment in unquoted equity shares		
Equity shares held in Kunshan Rotam Reddy Pharmaceutical Company Limited, China[1]	4,130	4,645
8,580,000 (March 31, 2023: 8,580,000) equity shares of ₹ 10/- each of DRES Energy Private Limited, India	55	57
427,800 (March 31, 2023: Nil) equity shares of ₹ 10/- each of O2 Renewable Energy IX Private Limited, India	4	-
	4,189	4,702
Investment in compulsory convertible debentures		
7,284 (March 31, 2023: Nil) compulsory convertible debentures of ₹ 1000/- each of O2 Renewable Energy IX Private Limited, India	7	-
Total Investment in equity accounted investees	4,196	4,702

[1] *Shares held in Kunshan Rotam Reddy Pharmaceutical Company Limited, China are not denominated in number of shares as per the laws of the country.*

Details of the Company's investment in Kunshan Rotam Reddy Pharmaceuticals Company Limited :

Kunshan Rotam Reddy Pharmaceuticals Company Limited ("Reddy Kunshan") is engaged in manufacturing and marketing of finished dosages in China. The Company's interest in Reddy Kunshan was 51.33% as of March 31, 2024 and March 31, 2023. Four directors of the Company are on the board of Reddy Kunshan, which consists of total eight directors. Under the terms of the joint venture agreement, all major decisions with respect to operating activities, significant financing and other activities are taken by the approval of at least five of the eight directors of Reddy Kunshan's board. As the Company does not control Reddy Kunshan's board and the other partners have significant participation rights, the Company's interest in Reddy Kunshan has been accounted for under the equity method of accounting.

Consolidated Notes to Financial Statements

(All amounts in Indian Rupees millions, except share data and where otherwise stated)

2.6 Investment in equity accounted investees (continued)

Summary financial information of Reddy Kunshan, as translated into the reporting currency of the Company and not adjusted for the percentage ownership held by the Company, is as follows:

Particulars	As at For the year ended March 31, 2024	As at For the year ended March 31, 2023
Ownership	51.33%	51.33%
Current assets	6,447	6,972
Non-current assets	3,799	3,372
Total assets	**10,246**	**10,344**
Equity	7,692	8,696
Liabilities	2,554	1,648
Total equity and liabilities	**10,246**	**10,344**
Revenues	9,688	9,323
Expenses	9,396	8,598
Profit for the year	**292**	**725**
Company's share of profits for the year	150	372
Carrying value of the Company's investment[1]	4,130	4,645
Translation adjustment arising out of translation of foreign currency balances	472	692

(1) During the year ended March 31, 2024, the Company recognised an amount of ₹ 445, representing its share of dividend declared by the equity accounted investee, Reddy Kunshan. The amount of dividend isadjusted against the carrying amount of investment in the consolidated balance sheet.

Details of the Company's investment in DRES Energy Private Limited :

Particulars	As at March 31, 2024	As at March 31, 2023
Carrying value of the Company's investment	55	57
Company's share of loss for the year	(2)	(2)

Details of the Company's investment in O2 Renewable Energy IX Private Limited :

Particulars	As at March 31, 2024	As at March 31, 2023
Carrying value of the Company's investment	11	-
Company's share of loss for the year	(1)	-

Consolidated Notes to Financial Statements

(All amounts in Indian Rupees millions, except share data and where otherwise stated)

2.7 Financial assets

2.7 A. Investments

Investments consist of investments in units of mutual funds, market linked debentures, equity securities, bonds, commercial paper, limited liability partnership firm

Particulars	As at March 31, 2024	As at March 31, 2023
Investments at FVTOCI		
I. Equity instruments		
Quoted equity shares (fully paid up)		
273,285 (March 31, 2023: 273,285) equity shares of US$ 0.01 each of Curis, Inc.	248	268
Nil (March 31, 2023: 25,000 equity shares of ₹ 1/- each of State Bank of India)	-	13
II. Debt instruments		
Investment in market linked debentures	-	994
Total investments at FVTOCI (I + II) (A)	**248**	**1,275**
Investments at FVTPL		
I. Investment in unquoted equity shares		
8,859 (March 31, 2023: 8,859) equity shares of ₹ 100/- each of Jeedimetla Effluent Treatment Limited, India	1	1
Ordinary shares of Biomed Russia Limited, Russia [(1)(2)]	-	-
200,000 (March 31, 2023: 200,000) equity shares of ₹ 10/- each of Altek Engineering Limited, India [(2)]	-	-
24,000 (March 31, 2023: 24,000) equity shares of ₹ 100/- each of Progressive Effluent Treatment Limited, India [(2)]	-	-
20,250 (March 31, 2023: 20,250) equity shares of ₹ 10/- each of Shivalik Solid Waste Management Limited, India [(2)]	-	-
	1	**1**
II. Investment in unquoted mutual funds	40,597	38,180
III. Investment in partnership firms		
ABCD Technologies LLP	297	378
IV. Investment in quoted equity shares		
443,651 (March 31, 2023: 545,131) equity shares of Journey Medical Corporation	136	70
V. Others		
1,014,442 (March 31, 2023: Nil) preference shares of 0.01 NIS[(3)] each of Edity Therapeutics Limited	166	-
New Rhein Healthcare LLP	347	-
Total investments at FVTPL (I+II+III+IV+V) (B)	**41,544**	**38,629**
Investments carried at amortised cost		
I. Investment in bonds	974	2,894
II. Investment in commercial paper	2,312	2,328
III. Others	31	29
Total investments carried at amortised cost (C)	**3,316**	**5,252**
Total investments (A+B+C)	**45,109**	**45,156**
Current	44,050	44,496
Non-current	1,059	660
	45,109	**45,156**

Consolidated Notes to Financial Statements

(All amounts in Indian Rupees millions, except share data and where otherwise stated)

2.7 A. Trade receivables (continued)

Particulars	As at March 31, 2024	As at March 31, 2023
Aggregate carrying value of quoted investments	384	351
Aggregate market value of quoted investments	384	351
Aggregate carrying value of unquoted investments	44,725	44,805
Aggregate amount of impairment in value of investment in unquoted equity shares	-	-

(1) Shares held in Biomed Russia Limited, Russia are not denominated in number of shares as per the laws of the country.

(2) Rounded off to millions.

(3) NIS - New Israeli shekel

2.7 B. Trade receivables

Particulars	As at March 31, 2024	As at March 31, 2023
Trade receivables	80,249	72,485
Receivables from joint ventures(Refer note 2.25)	49	-
	80,298	**72,485**
Details of security		
Considered good, Unsecured	80,410	72,620
Credit impaired	1,339	1,123
	81,749	**73,743**
Less: Allowance for credit losses	(1,451)	(1,258)
	80,298	**72,485**
Current	80,298	72,485
Non-current	-	-
Total carried at amortised cost	**80,298**	**72,485**

Pursuant to certain arrangement with a bank, the Company sold to the bank certain of its trade receivables forming part of its Global Generics segment, on a non-recourse basis. The receivables sold were mutually agreed upon with the respective bank after considering the creditworthiness and contractual terms with the customer. The Company has transferred substantially all the risks and rewards of ownership of such receivables sold to the respective bank, and accordingly, the same were derecognised in the Consolidated Balance Sheet. During the years ended March 31, 2024 and 2023, the amount of trade receivables derecognised pursuant to the aforesaid arrangement was ₹ 14,790 and ₹ 12,376, respectively.

In accordance with Ind AS 109, the Company uses the expected credit loss ("ECL") model for measurement and recognition of impairment loss on its trade receivables or any contractual right to receive cash or another financial asset that result from transactions that are within the scope of Ind AS 115. For this purpose, the Company uses a provision matrix to compute the expected credit loss amount for trade receivables. The provision matrix takes into account external and internal credit risk factors and historical data of credit losses from various customers. The details of changes in allowance for credit losses during the year ended March 31, 2024 and March 31, 2023 are as follows:

Consolidated Notes to Financial Statements

(All amounts in Indian Rupees millions, except share data and where otherwise stated)

2.7 B. Trade receivables (continued)

Particulars	For the year ended March 31, 2024	For the year ended March 31, 2023
Balance at the beginning of the year	1,258	1,194
Provision made during the year, net of reversals	242	84
Trade receivables written off during the year and effect of changes in the foreign exchange rates	(49)	(20)
Balance at the end of the year	**1,451**	**1,258**

Trade Receivables Ageing Schedule

Particulars	Outstanding for following periods from due date of payment						Total
	Not due	Less than 6 months	6 months -1 year	1-2 Years	2-3 years	More than 3 years	
(i) Undisputed Trade receivables - considered good	71,350	5,693	2,954	-	-	-	79,998
(ii) Undisputed Trade Receivables - credit impaired	-	6	8	847	30	115	1,006
(iii) Disputed Trade receivables - considered good	-	-	-	412	-	-	412
(iv) Disputed Trade Receivables - credit impaired	-	10	8	45	-	270	333
							81,749
Less: Allowance for credit losses							(1,451)
Balance as at March 31, 2024							**80,298**

Particulars	Outstanding for following periods from due date of payment						Total
	Not due	Less than 6 months	6 months -1 year	1-2 Years	2-3 years	More than 3 years	
(i) Undisputed Trade receivables - considered good	65,528	5,410	1,683	-	-	-	72,621
(ii) Undisputed Trade Receivables - credit impaired	-	-	-	497	211	167	875
(iii) Disputed Trade Receivables - credit impaired	-	-	-	20	6	222	248
							73,743
Less: Allowance for credit losses							(1,258)
Balance as at March 31, 2023							**72,485**

Consolidated Notes to Financial Statements

(All amounts in Indian Rupees millions, except share data and where otherwise stated)

2.7 C. Other financial assets

Particulars	As at March 31, 2024	As at March 31, 2023
I. Non-current assets		
Considered good, Unsecured		
Security deposits	747	668
Other assets	465	59
Total	**1,212**	**727**
II. Current assets		
Considered good, Unsecured		
Term deposits with banks (remaining maturity less than 12 months)	20,143	-
Claims receivable	135	212
Other receivables (refer note 2.7 B)	165	1,628
Other assets[1]	2,084	3,110
Unsecured, considered doubtful		
Claims receivable	134	134
	22,661	**5,084**
Less: Allowance for doubtful advances	(134)	(134)
Total	**22,527**	**4,950**

[1] Others primarily includes interest accrued but not due on investments, other advances and other receivables.

2.7 D. Cash and cash equivalents

Particulars	As at March 31, 2024	As at March 31, 2023
Balances with banks		
In current accounts[1]	4,349	2,694
In EEFC accounts	85	255
In term deposits with banks (original maturities less than 3 months)	2,515	2,673
Cash on hand	1	1
Others		
In unclaimed dividend accounts	87	86
LC and Bank guarantee margin money	70	70
Cash and cash equivalents in the consolidated statement of cash flow (including restricted cash)	**7,107**	**5,779**
[1] includes restricted bank balance of ₹ 143 (March 31, 2023 : ₹ Nil)		
Restricted cash balances included above		
Balance in unclaimed dividend and debenture interest account	87	86
Other restricted cash balances	213	70

2.7 E. Other bank balances

Particulars	As at March 31, 2024	As at March 31, 2023
Term deposits with banks (original maturities more than 3 months but less than 12 months)	10,170	11,523
	10,170	**11,523**

Consolidated Notes to Financial Statements

(All amounts in Indian Rupees millions, except share data and where otherwise stated)

2.8 Other assets

Particulars	As at March 31, 2024	As at March 31, 2023
A. Non-current assets		
Unsecured, considered good		
Capital advances	953	204
Others	420	72
	1,373	**276**
B. Current assets		
Unsecured, considered good		
Balances and receivables from statutory authorities [1]	12,132	9,267
Government incentives receivable[2]	2,909	1,452
Prepaid expenses	1,947	1,452
Dues from other related parties (Refer note 2.25)	8	8
Others[3]	3,184	2,940
Unsecured, considered doubtful		
Other advances	130	277
	20,310	**15,397**
Less: Allowance for doubtful advances	(130)	(277)
	20,180	**15,120**

[1] Balances and receivables from statutory authorities primarily consist of amounts recoverable towards the goods and service tax ("GST"), excise duty, and value added tax and from customs authorities of India.

[2] Primarily consist of amounts receivable from various government authorities of India towards benefits on export sales made by the Company and other incentives.

[3] Others primarily includes advances given to vendors, employees

2.9 Inventories

Particulars	As at March 31, 2024	As at March 31, 2023
Raw materials (includes in transit March 31, 2024: ₹ 423; March 31, 2023: ₹ 215)	19,030	12,075
Work-in-progress	14,222	11,698
Finished goods	19,869	13,617
Stock-in-trade	5,382	7,353
Packing material , stores and spares	5,049	3,927
	63,552	**48,670**

During the year ended March 31, 2024, the Company recorded inventory write-down of ₹ 3,563 (March 31, 2023 : ₹ 4,869) in the consolidated statement of profit and loss.

Consolidated Notes to Financial Statements

(All amounts in Indian Rupees millions, except share data and where otherwise stated)

2.10 Share capital

Particulars	As at March 31, 2024	As at March 31, 2023
Authorised share capital		
290,000,000 equity shares of ₹ 5/- each (March 31, 2023: 290,000,000)	1,450	1,450
Issued equity capital		
166,818,466 equity shares of ₹ 5/- each fully paid-up (March 31, 2023: 166,528,076)	834	833
Subscribed and fully paid-up		
166,818,266 equity shares of ₹ 5/- each fully paid-up (March 31, 2023: 166,527,876)	834	833
Add: Forfeited share capital[*]		
	834	**833**

(a) Reconciliation of the equity shares outstanding is set out below:

Particulars	For the year ended March 31, 2024		For the year ended March 31, 2023	
	No. of shares	Amount	No. of shares	Amount
Opening number of equity shares/share capital	166,527,876	833	166,425,849	832
Add: Equity shares issued pursuant to employee stock option plan [1]	290,390	1	102,027	1
Closing number of equity shares/share capital	**166,818,266**	**834**	**166,527,876**	**833**
Treasury shares[2]	289,791	991	371,144	1,269

[1] During the years ended March 31, 2024 and March 31, 2023, equity shares were issued as a result of the exercise of vested options granted to employees pursuant to the Dr. Reddy's Employees Stock Option Plan, 2002 and Dr. Reddy's Employees Stock Option Plan, 2007. The options exercised had an exercise price of ₹ 5, ₹ 1,982, ₹ 2,607, ₹ 2,814 or ₹ 3,679, per share. Upon the exercise of such options, the amount of compensation cost (computed using the grant date fair value) previously recognised in the "share-based payment reserve" was transferred to"securities premium" in the Consolidated Statement of Changes in Equity.

[2] Pursuant to the special resolution approved by the shareholders in the Annual General Meeting held on 27 July 2018, the Dr. Reddy's Employees ESOS Trust (the "ESOS Trust") was formed to support the Dr. Reddy's Employees Stock Option Scheme, 2018 by acquiring, from the Company or through secondary market acquisitions, equity shares which are used for issuance to eligible employees (as defined therein) upon exercise of stock options thereunder. During the years ended 31 March 2024 and 31 March 2023, an aggregate of 81,353 and 49,295 equity shares, respectively were issued as a result of the exercise of vested options granted to employees pursuant to the Dr. Reddy's Employees Stock Option Scheme, 2018. The options exercised had an exercise price of ₹ 2,607, ₹ 2,814, ₹ 3,679, ₹ 4,212,₹ 4,338 or ₹ 5,301 per share. Upon the exercise of such options, the amount of compensation cost (computed using the grant date fair value) previously recognised in the "share based payment reserve" was transferred to "securities premium" in the statement of changes in equity. In addition, any difference between the carrying amount of treasury shares and the consideration received was recognised in the "securities premium".

As of 31 March 2024 and 31 March 2023, the ESOS Trust had outstanding 289,791 and 371,144 shares, respectively, which it purchased from the secondary market for an aggregate consideration of ₹ 991 and ₹ 1,269, respectively. Refer note 2.29 of these financial statements for further details on the Dr. Reddy's Employees Stock Option Scheme, 2018.

During the year ended 31 March 2024 and 31 March 2023, an aggregate of Nil and 48,032 equity shares respectively, representing unappropriated inventory of shares that are not backed by grants, acquired through secondary market acquisitions were sold for an aggregate consideration of ₹ 211 in the secondary market pursuant to requirements under Chapter II Regulation 3(12) of the SEBI (share based employee benefits and sweat equity) Regulations, 2021.

(b) Terms/rights attached to the equity shares

The Company has only one class of equity shares having a par value of ₹ 5 per share. For all matters submitted to vote in a shareholders meeting of the Company, every holder of an equity share, as reflected in the records of the Company as on the record date set for the shareholders meeting, shall have one vote in respect of each share held.

Should the Company declare and pay any dividends, such dividends will be paid in Indian rupees to each holder of equity shares in proportion to the number of shares held to the total equity shares outstanding as on that date. Indian law on foreign exchange governs the remittance of dividends outside India.

Consolidated Notes to Financial Statements

(All amounts in Indian Rupees millions, except share data and where otherwise stated)

2.10 Share capital (continued)

In the event of liquidation of the Company, all preferential amounts, if any, shall be discharged by the Company. The remaining assets of the Company shall be distributed to the holders of equity shares in proportion to the number of shares held to the total equity shares outstanding as on that date.

Final dividends on equity shares are recorded as a liability on the date of their approval by the shareholders and interim dividends are recorded as a liability on the date of declaration by the Company's Board of Directors. The details of dividends paid by the Company are as follows:

Particulars	For the year ended March 31, 2024	For the year ended March 31, 2023
Dividend per share (in absolute ₹)	40	30
Dividend paid during the year	**6,648**	**4,979**

At the Company's Board of Directors' meeting held on May 07, 2024, the Board proposed a dividend of ₹ 40 per share and aggregating to ₹ 6,673 which is subject to the approval of the Company's shareholders.

(c) Details of shareholders holding more than 5% shares in the Company

Particulars	As at March 31, 2024		As at March 31, 2023	
	No. of shares held	% holding	No. of shares held	% holding
APS Trust (refer note 2.36)	34,345,308	20.59	34,345,308	20.62
Life Insurance Corporation of India and their associates	8,421,089	5.05	16,307,344	9.79

(d) 100,209 (March 31, 2023: 152,336) stock options are outstanding and are to be issued by the Company upon exercise of the same in accordance with the terms of exercise under the "Dr. Reddy's Employees Stock Option Plan, 2002", 276,599 (March 31, 2023: 457,077) stock options are outstanding and are to be issued by the Company upon exercise of the same in accordance with the terms of exercise under the "Dr. Reddy's Employees ADR Stock Option Plan, 2007" and 417,453 (March 31, 2023: 366,877) stock options are outstanding and are to be issued by the Company upon exercise of the same in accordance with the terms of exercise under the "Dr. Reddy's Employees Stock Option Scheme, 2018 ". (Refer note 2.25)

(e) Represents 200 equity shares of ₹ 5/- each, amount paid-up ₹ 500/- (rounded off to millions in the note above) forfeited due to non-payment of allotment money.

(f) Details of shares held by promoters

Promoter Name	As at March 31, 2024		As at March 31, 2023		% change during the year
	No. of shares at the end of the year	% of Total Shares	No. of shares at the end of the year	% of Total Shares	
APS Trust	34,345,308	20.59%	34,345,308	20.62%	0.00%
Satish Reddy Kallam (HUF)	5,523,677	3.31%	5,523,677	3.32%	0.00%
Gunupati Venkateswara Prasad (HUF)	2,543,418	1.52%	2,543,418	1.53%	0.00%
Samrajyam Reddy Kallam	1,120,499	0.67%	1,120,499	0.67%	0.00%
Satish Reddy Kallam	901,002	0.54%	901,002	0.54%	0.00%
Anuradha Gunupati	9,205	0.01%	9,205	0.01%	0.00%
Deepti Reddy Kallam	5,140	0.00%	5,140	0.00%	0.00%
G.V. Sanjana Reddy	5,140	0.00%	5,140	0.00%	0.00%
G. Mallika Reddy	5,139	0.00%	5,139	0.00%	0.00%
Sharathchandra Reddy Gunupati	2,600	0.00%	2,600	0.00%	0.00%

Consolidated Notes to Financial Statements

(All amounts in Indian Rupees millions, except share data and where otherwise stated)

2.10 Share capital (continued)

Promoter Name	As at March 31, 2023		As at March 31, 2022		% change during the year
	No. of shares at the end of the year	% of Total Shares	No. of shares at the end of the year	% of Total Shares	
Dr. Reddy's Holdings Limited	-	-	41,325,300	24.83%	-100.00%
APS Trust	34,345,308	20.62%	-	0.00%	100.00%
Satish Reddy Kallam (HUF)	5,523,677	3.32%	-	0.00%	100.00%
Gunupati Venkateswara Prasad (HUF)	2,543,418	1.53%	1,117,940	0.67%	127.51%
Samrajyam Reddy Kallam	1,120,499	0.67%	1,115,360	0.67%	0.46%
Satish Reddy Kallam	901,002	0.54%	898,432	0.54%	0.29%
Anuradha Gunupati	9,205	0.01%	1,496	0.00%	515.31%
Deepti Reddy Kallam	5,140	0.00%	-	0.00%	100.00%
G.V. Sanjana Reddy	5,140	0.00%	-	0.00%	100.00%
G. Mallika Reddy	5,139	0.00%	-	0.00%	100.00%
Sharathchandra Reddy Gunupati	2,600	0.00%	2,600	0.00%	0.00%

The percentage shareholding above has been computed considering the outstanding number of shares of 166,818,266 and 166,527,876 As at March 31, 2024 and March 31, 2023, respectively.

2.11 Financial liabilities

2.11 A. Non-current borrowings

Particulars	As at March 31, 2024	As at March 31, 2023
Unsecured		
Long-term loans from banks (a and b)	3,800	-
	3,800	**-**

2.11 B. Current borrowings

Particulars	For the year ended March 31, 2024	For the year ended March 31, 2023
From Banks		
Unsecured		
Pre-shipment credit (c and d)	2,500	-
Other working capital borrowings (c and d)[1]	10,223	7,390
Current maturities of Long term borrowings		
Unsecured		
Non-convertible debentures by the APSL subsidiary(a and b)[2]	-	3,800
	12,723	**11,190**

(1) Other working capital borrowings for the year ended March 31, 2024, includes borrowings from State Bank of India are repayable on demand.

(2) APSL subsidiary" refers to Aurigene Pharmaceutical Services Limited.

During the year ended March 31, 2024, the APSL subsidiary repaid non-convertible debentures of ₹ 3,800. The aforesaid non-convertible debentures are unsecured and issued in June 2021.

Consolidated Notes to Financial Statements

(All amounts in Indian Rupees millions, except share data and where otherwise stated)

2.11 A & B. Current borrowings (continued)

a) The interest rate profiles of long-term borrowings as at March 31, 2024 and March 31, 2023 were as follows:

Particulars	As at March 31, 2024		As at March 31, 2023	
	Currency	Interest Rate	Currency	Interest Rate
Long-term loans from banks	INR	3 months T-bill + 84 bps	INR	-
Non-convertible debentures	-	-	INR	6.77%

b) The aggregate maturities of long-term loans and borrowings, based on contractual maturities :

Particulars	As at March 31, 2024	As at March 31, 2023
Maturing in		
Less than 1 year	-	3,800
1-2 years	-	-
2-3 years	3,800	-
3-4 years	-	-
4-5 years	-	-
Thereafter	-	-
	3,800	**3,800**

c) Short-term borrowings primarily consist of "pre-shipment credit" drawn by the parent company and other unsecured loans drawn by the parent company and certain of its subsidiaries in Russia, Brazil, Ukraine and mexico which are repayable within 12 months from the date of drawdown.

d) The interest rate profile of short-term borrowings from banks is given below:

Particulars	As at March 31, 2024		As at March 31, 2023	
	Currency[1]	Interest Rate[2]	Currency[1]	Interest Rate[2]
Pre-shipment credit	INR	3 months T-bill + 0.05%	INR	-
Other working capital borrowings	EUR	4.44%	EUR	
	MXN	TIIE + 1.35%	MXN	TIIE + 1.15%
	RUB	Key rate + 235 bps to 276 bps	RUB	9.87% - 10.4%
	BRL	-	BRL	CDI + 1.2% p.a
	INR	3 Month T-bill + 10 bps	INR	9.15%
	UAH	-	UAH	21.00%

[1] *INR" means Indian rupees, "MXN" means Mexican pesos, "RUB" means Russian roubles, "BRL" means Brazilian reals, "UAH" means Ukrainian hryvnia, "EUR" mean Euro*

[2] *"T-Bill" means India Treasury Bill, "TIIE" means the Equilibrium Inter-banking Interest Rate (Tasa de Interés Interbancaria de Equilibrio), "CDI" means Brazilian interbank deposit (Certificado de Depósito Interbancário rate) and "Key rate" means the key interest rate published by the Central Bank of Russia.*

e) The Company had uncommitted lines of credit of ₹ 61,131 and ₹ 68,516 as of March 31, 2024 and March 31, 2023, respectively, from its banks for working capital requirements. The Company draw upon these lines of credit based on its working capital requirements.

Consolidated Notes to Financial Statements

(All amounts in Indian Rupees millions, except share data and where otherwise stated)

f) Reconciliation of liabilities arising from financing activities

During the year ended March 31, 2024

Particulars	Non-current borrowings	Current borrowings	Total
Opening balance	-	11,190	11,190
Borrowings made during the year	3,800	15,566	19,366
Borrowings repaid during the year	-	(13,873)	(13,873)
Effect of changes in foreign exchange rates	-	(160)	(160)
Closing balance	**3,800**	**12,723**	**16,523**

During the year ended March 31, 2023

Particulars	Non-current borrowings	Current borrowings	Total
Opening balance	3,800	27,082	30,882
Borrowings made during the year	-	49,234	49,234
Borrowings repaid during the year	-	(68,616)	(68,616)
Effect of changes in foreign exchange rates	-	(310)	(310)
Reclassificaiton based on maturity	(3,800)	3,800	-
Closing balance	**-**	**11,190**	**11,190**

2.11 C. Lease liabilities

Particulars	As at March 31, 2024	As at March 31, 2023
Non-current Lease liabilities		
Long-term maturities of lease obligation	2,190	1,278
	2,190	**1,278**
Current Lease liabilities		
Current maturities of lease obligation	1,307	1,004
	1,307	**1,004**

a) The aggregate maturities of long-term leases, based on contractual maturities

Particulars	As at March 31, 2024	As at March 31, 2023
Maturing in		
Less than 1 year	1,529	1,120
1-2 years	910	1,049
2-3 years	491	269
3-4 years	391	44
4-5 years	201	7
Thereafter	709	-
Total	**4,231**	**2,489**
Less : Finance component	(734)	(207)
	3,497	**2,282**

Consolidated Notes to Financial Statements

(All amounts in Indian Rupees millions, except share data and where otherwise stated)

2.11 C. Current borrowings (continued)

(b) Reconciliation of lease liabilities arising from financing activities

Particulars	For the year ended March 31, 2024	For the year ended March 31, 2023
Opening balance	2,282	2,963
Recognition of right-of-use liability during the year	2,348	177
Payment of principal portion of lease liabilities	(1,147)	(1,015)
Effect of changes in foreign exchange rates	14	157
Closing balance	**3,497**	**2,282**

2.11 D. Other financial liabilities

Particulars	As at March 31, 2024	As at March 31, 2023
Current financial liabilities		
Accrued expenses	24,784	21,845
Capital creditors	4,774	3,760
Interest accrued but not due on loans	62	130
Trade and security deposits received	203	141
Unclaimed dividends, debentures and debenture interest [1]	87	86
Others [2]	4,630	3,213
	34,540	**29,175**

[1] *Unclaimed amounts are transferred to Investor Protection and Education Fund after seven years from the due date.*

[2] *Others primarily includes ₹ 1,624 of rebate to customers. (March 31, 2023 : ₹ 1491)*

2.11 E. Trade payables

Particulars	As at March 31, 2024	As at March 31, 2023
Due to micro, small and medium enterprises (MSME)	282	83
Other than micro, small and medium enterprises (Others)	25,862	22,601
	26,144	**22,684**

For details regarding the Company's exposure to currency and liquidity risks, refer note 2.32 of these consolidated financial statements under "Liquidity risk".

Trade payables and other financial liabilities includes amount due to related party ₹ 24 and ₹ 16 as on March 31, 2024 and March 31, 2023, refer note 2.25 of these consolidated financial statements.

Trade Payables Ageing schedule

Particulars	Outstanding for following periods from due date of payment				Total
	Less than 1 year	1-2 Years	2-3 Years	More than 3 years	
(i) Undisputed dues - MSME	282	-	-	-	282
(ii) Undisputed dues - Others	24,889	231	50	182	25,351
(iii) Disputed dues - Others	-	511	-	-	511
Balance as at March 31, 2024	**25,171**	**742**	**50**	**182**	**26,144**

Particulars	Outstanding for following periods from due date of payment				Total
	Less than 1 year	1-2 Years	2-3 Years	More than 3 years	
(i) Undisputed dues - MSME	83	-	-	-	83
(ii) Undisputed dues - Others	21,049	1,093	254	205	22,601
Balance as at March 31, 2023	**21,132**	**1,093**	**254**	**205**	**22,684**

Consolidated Notes to Financial Statements

(All amounts in Indian Rupees millions, except share data and where otherwise stated)

2.12 Provisions

Particulars	As at March 31, 2024	As at March 31, 2023
A. Non-current provisions		
Provision for employee benefits (Refer note 2.28)		
Long service award benefit plan	63	52
Pension, seniority and severance indemnity plans	56	27
Compensated absences	59	61
Environmental liability [a][b]	61	59
	239	**199**
B. Current provisions		
Provision for employee benefits (Refer note 2.28)		
Gratuity	361	46
Long service award benefit plan	14	14
Pension, seniority and severance indemnity plans	16	13
Compensated absences	1,146	998
Other provisions [a][b]		
Refund liability	4,579	4,716
Others	804	738
	6,920	**6,525**

(a) Details of changes in other provisions during the year ended March 31, 2024 are as follows:

Particulars	Refund liability[1]	Environmental liability[2]	Legal and others [3]	Total
Balance at the beginning of the year	4,716	59	738	5,513
Provision made during the year, net of reversals	2,325	-	66	2,391
Provision used during the year	(2,510)	-	-	(2,510)
Effect of changes in foreign exchange rates	48	2	-	50
Balance at end of the year	**4,579**	**61**	**804**	**5,444**
Current	4,579	-	804	5,383
Non- current	-	61	-	61
	4,579	**61**	**804**	**5,444**

b) Details of changes in other provisions during the year ended March 31, 2023 are as follows:

Particulars	Refund liability[1]	Environmental liability[2]	Legal and others [3]	Total
Balance at the beginning of the year	3,583	57	675	4,315
Provision made during the year, net of reversals	4,606	-	63	4,669
Provision used during the year	(3,649)	-	-	(3,649)
Effect of changes in foreign exchange rates	176	2	-	178
Balance at end of the year	**4,716**	**59**	**738**	**5,513**
Current	4,716	-	738	5,454
Non- current	-	59	-	59
	4,716	**59**	**738**	**5,513**

[1] *Refund liability is accounted for by recording a provision based on the Company's estimate of expected sales returns. Refer note 1.3 (n) of these consolidated financial statements for the Company's accounting policy on refund liability.*

[2] *As a result of the acquisition of a unit of The Dow Chemical Company in April 2008, the Company assumed a liability for contamination of the Mirfield site acquired of ₹ 39 (carrying value ₹ 61). The seller is required to indemnify the Company for this liability. Accordingly, a corresponding asset has also been recorded in these consolidated financial statements.*

[3] *Primarily consists of provision recorded towards the potential liability arising out of a litigation relating to cardiovascular and anti-diabetic formulations. Refer note 2.33 of these consolidated financial statements under "Product and patent related matters - Matters relating to National Pharmaceutical Pricing Authority for further details.*

Consolidated Notes to Financial Statements

(All amounts in Indian Rupees millions, except share data and where otherwise stated)

2.13 Other liabilities

Particulars	As at March 31, 2024	As at March 31, 2023
A. Non-current liabilities		
Deferred revenue[1]	1,193	1,555
Cash settled ESOP Liability (Refer note 2.29)	211	54
Other non-current liabilities	1,736	423
	3,140	**2,032**
B. Current liabilities		
Salary and bonus payable	4,865	6,044
Cash settled ESOP Liability (Refer note 2.29)	365	220
Statutory dues payable	4,169	4,572
Deferred revenue[1]	374	812
Advance from customers	1,061	1,169
Others	603	46
	11,437	**12,863**

[1] Refer note 2.14 for details of deferred revenue.

2.14 Revenue from contracts with customers and trade receivables

Revenue from contracts with customers:

Particulars	For the year ended March 31, 2024	For the year ended March 31, 2023
Sales	271,396	234,595
Service income	5,655	4,508
License fees[1]	2,113	6,776
	279,164	**245,879**

[1] During the year ended March 31, 2023, this primarily includes the following amounts:

a) ₹ 2,640 from sale of certain non-core dermotology brands in India to Eris Lifesciences Limited;

b) ₹ 1,399 from sale of brands Styptovit-E, Finast, Finast-T and Dynapres to Torrent Pharmaceuticals Limited; and

c) ₹ 902 from sale of brands Z&D, Pedicloryl, Pecef and Ezinapi to J B Chemicals and Pharmaceuticals Limited;

The amounts recognised above are adjusted for expected sales returns. These transactions pertain to the Company's Global Generics segment.

Analysis of revenues by segments:

The following table shows the analysis of revenues (excluding other operating income) by segments:

Particulars	For the year ended March 31, 2024	For the year ended March 31, 2023
Global Generics	245,453	213,768
PSAI	29,801	29,069
Others	3,910	3,042
	279,164	**245,879**

Refer to Note 2.26 ("Segment reporting") for details on revenues by therapeutic area, and revenues by geography.

Consolidated Notes to Financial Statements

(All amounts in Indian Rupees millions, except share data and where otherwise stated)

2.14 Revenue from contracts with customers and trade receivables (continued)

Details of significant gross to net adjustments relating to Company's North America Generics business (amounts in US$ millions)

A roll-forward for each major accrual for the Company's North America Generics business for the financial years ended March 31, 2024 and March 31, 2023 is as follows:

All values in US$ millions

Particulars	Chargebacks	Rebates	Medicaid	Refund Liability[2]
Balance as at April 1, 2022	263	94	13	24
Current provisions relating to sales during the year	2,121	209	22	32
Provisions and adjustments relating to sales in prior years	-*	-	-	-
Credits and payments**	(2,137)	(216)	(22)	(21)
Balance as at March 31, 2023	**247**	**87**	**13**	**35**
Balance as at April 1, 2023	247	87	13	35
Current provisions relating to sales during the year[1]	2,844	322	31	21
Provisions and adjustments relating to sales in prior years*	-*	-	-	-
Credits and payments**	(2,803)	(307)	(25)	(21)
Balance as at March 31, 2024	**288**	**102**	**19**	**35**

*Currently, the Company do not separately track provisions and adjustments, in each case to the extent relating to prior years for chargebacks. However, the adjustments are expected to be non-material. The volumes used to calculate the closing balance of chargebacks represent approximately 1.1 to 1.4 months equivalent of sales, which corresponds to the pending chargeback claims yet to be processed.

** Currently, the Company does not separately track the credits and payments, in each case to the extent relating to prior years for chargebacks, rebates, Medicaid payments or refund liability.

[1] Chargebacks provisions and payments for the year ended March 31, 2024 were each higher as compared to the year ended March 31, 2023, primarily as a result of generic portfolio acquisition from Mayne Pharma w.e.f. Apr'23, higher sales volumes and also due to higher pricing rates per unit for chargebacks on account of reduction in the contract prices through which the product is resold in the retail part of the supply chain for certain of the Company's products. The rebate provisions and payments for the year ended March 31, 2024 were each higher as compared to the year ended March 31, 2023, primarily as a result of generic portfolio acquisition from Mayne Pharma, higher sales volumes for the base portfolio products.

[2] The Company's overall provision for refund liability as of March 31, 2024 relating to the Company's North America Generics business was US$35, compared to a liability of US$35 as of March 31, 2023. The refund liability created for new product launches, volume growth, were off- set by the reduction in the contract price & mix change.

The estimates of "gross-to-net" adjustments for the Company's operations in India and other countries outside of the United States relate mainly to refund liability in all such operations, and certain rebates to healthcare insurance providers are specific to the Company's German operations. The pattern of such refund liability is generally consistent with the Company's gross sales. In Germany, the rebates to healthcare insurance providers mentioned above are contractually fixed in nature and do not involve significant estimations by the Company.

Consolidated Notes to Financial Statements

(All amounts in Indian Rupees millions, except share data and where otherwise stated)

2.14 Revenue from contracts with customers and trade receivables (continued)

Details of refund liabilities:

Particulars	For the year ended March 31, 2024	For the year ended March 31, 2023
Balance at the beginning of the year	4,716	3,583
Provision made during the year, net of reversals	2,325	4,606
Provision used during the year	(2,510)	(3,649)
Effect of changes in foreign exchange rates	48	176
Balance at end of the year	**4,579**	**4,716**
Current	4,579	4,716
	4,579	**4,716**

Details of contract asset:

As mentioned in the accounting policies for refund liability set forth in note 1.3 (n) of these consolidated financial statements, the Company recognises an asset, (i.e., the right to the returned goods), which is included in inventories for the products expected to be returned. The Company initially measures this asset at the former carrying amount of the inventory, less any expected costs to recover the goods, including any potential decreases in the value of the returned goods. Along with re-measuring the refund liability at the end of each reporting period, the Company updates the measurement of the asset recorded for any revisions to its expected level of returns, as well as any additional decreases in the value of the returned products.

As on March 31, 2024 and March 31, 2023, the Company had ₹ 48 and ₹ 48, respectively, as contract assets representing the right to returned goods

Details of deferred revenue:

Tabulated below is the reconciliation of deferred revenue for the years ended March 31, 2024 and March 31, 2023:

Particulars	For the year ended March 31, 2024	For the year ended March 31, 2023
Balance at the beginning of the year	2,367	2,832
Revenue recognised during the year	(1,768)	(2,091)
Milestone payment received during the year	968	1,626
Balance at end of the year	**1,567**	**2,367**
Current	374	812
Non-current	1,193	1,555
	1,567	**2,367**

Details of contract liabilities :

Particulars	As at March 31, 2024	As at March 31, 2023
Advance from customers	1,061	1,169
	1,061	**1,169**

2.15 Other operating income

Particulars	For the year ended March 31, 2024	For the year ended March 31, 2023
Sale of spent chemicals	489	391
Scrap sales	338	280
Miscellaneous income, net	120	147
	947	**818**

Consolidated Notes to Financial Statements

(All amounts in Indian Rupees millions, except share data and where otherwise stated)

2.16 Other income

Particulars	For the year ended March 31, 2024	For the year ended March 31, 2023
Interest income	2,278	1,180
Fair value gain on financial instruments measured at fair value through profit or loss[1]	3,149	876
Foreign exchange gain, net	274	2,210
Profit on disposal of property, plant and equipment and other intangible assets,net	900	-
Miscellaneous income, net[2][3]	2,342	6,289
	8,943	**10,555**

[1] *Total net gains on fair value changes include ₹ 994 (March 31, 2023: ₹ 520) as 'net realised gain on sale of investments'.*

[2] *Miscellaneous income, net for the year ended March 31, 2024 includes:*

- *₹ 984 recognized pursuant to a settlement of product related litigation by the Company and its affiliates in the United Kingdom; and ₹ 540 recognized pursuant to a settlement agreement with Janssen Group, in settlement of the claim brought in the Federal Court of Canada by the Company and its affiliates for damages under section 8 of the Canadian Patented Medicines (Notice of Compliance) Regulations in regard to the Company's ANDS for a generic version of Zytiga® (Abiraterone).*

[3] *Miscellaneous income, net for the year ended 31 March 2023 includes an amount of ₹ 5,638 (US$ 71.39 discounted to present value) towards the settlement of an ongoing patent litigation relating to the launch of a product with Indivior Inc., Indivior UK Limited, and Aquestive Therapeutics, Inc.*

2.17 Changes in inventories of finished goods, work-in-progress and stock-in-trade :

Particulars	For the year ended March 31, 2024		For the year ended March 31, 2023	
Opening				
Work-in-progress	11,698		12,886	
Finished goods	13,617		13,865	
Stock-in-trade	7,353	32,668	6,626	**33,377**
Closing				
Work-in-progress	14,222		11,698	
Finished goods	19,869		13,617	
Stock-in-trade	5,382	**39,473**	7,353	**32,668**
		(6,805)		**709**

During the year ended March 31, 2024 and March 31, 2023, an amount of ₹ 4,232 and ₹ 3,111 representing government grants has been accounted for as a reduction from cost of material consumed respectively.

2.18 Employee benefits expense

Particulars	For the year ended March 31, 2024	For the year ended March 31, 2023
Salaries, wages and bonus	41,250	38,505
Contribution to provident and other funds	3,974	3,622
Staff welfare expenses	4,256	3,695
Share-based payment expenses	821	644
	50,301	**46,466**

Consolidated Notes to Financial Statements

(All amounts in Indian Rupees millions, except share data and where otherwise stated)

2.19 Depreciation and amortisation expense

Particulars	For the year ended March 31, 2024	For the year ended March 31, 2023
Depreciation of property, plant and equipment	9,560	8,597
Amortisation of other intangible assets	5,140	3,905
	14,700	**12,502**

2.20 Finance costs

Particulars	For the year ended March 31, 2024	For the year ended March 31, 2023
Interest on long-term borrowings	226	257
Interest on lease liabilities	256	215
Interest on other borrowings	1,229	956
	1,711	**1,428**

2.21 Other expenses

Particulars	For the year ended March 31, 2024	For the year ended March 31, 2023
Consumption of stores, spares and other materials	9,541	7,652
Clinical trials and other Research and development expenses	5,822	4,817
Advertisements	2,721	2,442
Commission on sales	363	499
Carriage outward	5,468	6,040
Communication expenses	1,207	671
Other selling expenses	12,723	10,913
Legal and professional	8,545	6,104
Power and fuel	5,339	4,774
Repairs and maintenance		
Buildings	456	335
Plant and equipment	1,608	1,484
Others	3,445	3,098
Insurance	1,047	1,086
Travel and conveyance	2,973	2,530
Rent	405	446
Rates and taxes	1,468	1,125
Loss on sale / disposal of property , plant and equipment and other intangible assets, net[(1)]	-	1,211
Corporate social responsibility[(2)]	596	536
Donations[(3)]	343	484
Allowance for credit losses, net (Refer note 2.7 B)	242	84
Allowance for doubtful advances, net	33	121
Non-Executive Directors' remuneration	143	114
Auditors' remuneration (Refer note 2.23)	39	23
Other general expenses	3,861	2,876
	68,389	**59,465**

[(1)] *During the year ended March 31, 2023, the Company entered into a agreement with Delpharm Development Leiden B.V (Delpharm) for transfer of its certain assets, liabilities and employees at its site at Leiden, Netherlands for an amount of ₹ 991 representing the Loss on sale of Assets,.This transaction pertains to Company's Global Generics segment.*

Consolidated Notes to Financial Statements

(All amounts in Indian Rupees millions, except share data and where otherwise stated)

2.21 Other expenses (continued)

[(2)] *Details of corporate social responsibility expenditure in accordance with section 135 of the Companies Act, 2013:*

	Particulars	For the year ended March 31, 2024	For the year ended March 31, 2023
i)	Amount required to be spent by the company during the year	596	536
ii)	Amount required to be set off for the financial year, if any	-	-
iii)	Total CSR obligation for the financial year	**596**	**536**
iv)	Amount of expenditure incurred		
	(a) Construction/acquisition of any asset	-	-
	(b) On purposes other than (a) above	-	-
		599	**538**
v)	Shortfall at the end of the year**	0*	90
vi)	Total of previous years shortfall	5	16
vii)	Reason for shortfall	Pertains to ongoing projects	Pertains to ongoing projects
viii)	Nature of CSR activities	Environmental Sustainability, promoting education, healthcare, livelihood enhancement projects, COVID-19 relief and rural development projects	
ix)	Details of related party transactions, e.g.,contribution to a trust controlled by the company in relation to CSR expenditure as per relevant Accounting Standard[(1)]	538	405
x)	Where a provision is made with respect to a liability incurred by entering into a contractual obligation, the movements in the provision	NA	NA

[(1)] *Refer note 2.25 for Contributions towards social development*

* *Rounded off to millions.*

** *Total amount unspent for the year ended March 31, 2024 ₹ Nil and for the year ended March 31, 2023 ₹ 90 has been transferred to Unspent CSR Account on April 28, 2023.*

[(3)] *Includes political contributions amounting to ₹ 310 (March 31, 2023: ₹ 460) made through electoral bonds. Political contributions via electoral bonds for the year ended March 31, 2024 were made by the Company prior to the Hon'ble Supreme Court judgement pronounced on 15 February 2024 in relation to reinstatement of section 182 of the Companies Act, 2013.*

2.22 Research and development expenses

Details of research and development expenses (excluding depreciation and amortisation expense) incurred during the year and included under various heads of expenditures are given below:

Particulars	For the year ended March 31, 2024	For the year ended March 31, 2023
Employee benefits expense (included in note 2.18)	5,962	5,429
Other expenses (included in note 2.21)		
Materials and consumables	7,569	5,955
Clinical trials and other Research and development expenses	5,822	4,817
	19,354	**16,201**

2.23 Auditors' remuneration

Particulars	For the year ended March 31, 2024	For the year ended March 31, 2023
Audit fees	33	20
Other charges - Certification fees	2	2
Reimbursement of out of pocket expenses	4	1
	39	**23**

Consolidated Notes to Financial Statements

(All amounts in Indian Rupees millions, except share data and where otherwise stated)

2.24 Earnings per share (EPS)

Particulars	For the year ended March 31, 2024	For the year ended March 31, 2023
Earnings		
Profit attributable to equity shareholders of the Company	55,779	45,073
Shares		
Number of equity shares at the beginning of the year (excluding treasury shares)	166,156,732	165,957,378
Effect of treasury shares sold during the year	-	2,138
Effect of equity shares issued on exercise of stock options	236,971	75,374
Weighted average number of equity shares – Basic	**166,393,703**	**166,034,890**
Dilutive effect of stock options outstanding[1]	313,833	353,280
Weighted average number of equity shares – Diluted	**166,707,536**	**166,388,170**
Earnings per share of par value ₹ 5/- – Basic (₹)	335.22	271.47
Earnings per share of par value ₹ 5/- – Diluted (₹)	334.59	270.90

[1] *As at March 31, 2024 and March 31, 2023, 245,545 and 286,533 options, respectively, were excluded from the diluted weighted average number of equity shares calculation because their effect would have been anti-dilutive. The average market value of the Company's shares for the purpose of calculating the dilutive effect of stock options was based on quoted market prices for the year during which the options were outstanding.*

2.25 Related parties

a) In accordance with the provisions of Ind AS 24, Related Party Disclosures and the Companies Act, 2013, Company's Directors, members of the Company's Management Council and Company Secretary are considered as Key Managerial Personnel.

List of Key Managerial Personnel of the Company is as below:

1	K Satish Reddy	Whole-time director (Chairman)
2	G V Prasad	Whole-time director (Co-Chairman and Managing Director)
3	Dr. K P Krishnan	Independent director
4	Kalpana Morparia	Independent director
5	Leo Puri	Independent director
6	Penny Wan	Independent director
7	Shikha Sharma	Independent director
8	Sridar Iyengar (till July 30, 2023)	Independent director
9	Arun M Kumar (From August 01, 2022)	Independent director
10	Allan Oberman (till January 06, 2023)	Independent director
11	Prasad R Menon (till October 29, 2022)	Independent director
12	Dr. Bruce LA Carter (till July 30, 2022)	Independent director
13	Dr. Claudio Albrecht (from May 10, 2023)	Independent director
14	Dr. Alpna Seth (from September 19, 2023)	Independent director
15	Sanjiv Mehta (from December 29, 2023)	Independent director
16	Archana Bhaskar	Management council member
17	Deepak Sapra	Management council member
18	Erez Israeli	Chief Executive Officer and Management council member
19	Marc Kikuchi	Management council member
20	Mukesh Rathi (till August 01, 2023)	Management council member
21	M V Ramana	Management council member
22	Mannam Venkata Narasimham	Management council member
23	Parag Agarwal	Chief Financial Officer and Management council member

Consolidated Notes to Financial Statements

(All amounts in Indian Rupees millions, except share data and where otherwise stated)

2.25 Related parties (continued)

24	Patrick Aghanian	Management council member
25	Sanjay Sharma	Management council member
26	Sushrut Kulkarni	Management council member
27	Ranjana B Pathak (till January 12, 2024)	Management council member
28	Krishna Venkatesh (from January 12, 2024)	Management council member
29	B Phanimitra (from August 01, 2023)	Management council member
30	K Randhir Singh	Company secretary
b.	**List of related parties with whom transactions have taken place during the current and/or previous year:**	
1	Dr. Reddy's Institute of Life Sciences	Enterprise over which whole-time directors have significant influence
2	Stamlo Industries Limited	Enterprise controlled by whole-time directors
3	Green Park Hotels and Resorts Limited	Enterprise controlled by relative of a whole-time director
4	K Samrajyam	Mother of Chairman
5	G Anuradha	Spouse of Co-chairman
6	K Deepti Reddy	Spouse of Chairman
7	G Mallika Reddy	Daughter of Co-chairman
8	G V Sanjana Reddy	Daughter of Co-chairman
9	Akhil Ravi	Son-in-law of Co-chairman
10	Shravya Reddy Kallam	Daughter of Chairman
11	Dr. Reddy's Foundation	Enterprise over which whole-time directors and their relatives have significant influence
12	Indus Projects Private Limited	Enterprise over which relatives of whole-time directors have significant influence
13	Green Park Hospitality Services PrivateLimited	Enterprise controlled by relative of a whole-time director
14	AverQ Inc	Enterprise over which Key Managerial Personnel have significant influence
15	Iosynth Labs Private Limited	Enterprise over which whole-time directors have significant influence
16	Araku Originals Private Limited	Enterprise over which whole-time directors have significant influence

Further, the Company contributes to the Dr. Reddy's Laboratories Gratuity Fund, which maintains the plan assets of the Company's Gratuity Plan for the benefit of its employees. Refer note 2.28 of these consolidated financial statements for information on transactions between the Company and the Gratuity Fund.

c) The following is a summary of significant related party transactions:

Particulars	For the year ended March 31, 2024	For the year ended March 31, 2023
Research and development services received		
Dr.Reddy's Institute of Life Sciences	210	134
Contributions towards social development		
Dr.Reddy's Foundation	493	384
Catering services		
Green Park Hospitality Services Private Limited	454	367
Facility management services		
Green Park Hospitality Services Private Limited	46	39

Consolidated Notes to Financial Statements

(All amounts in Indian Rupees millions, except share data and where otherwise stated)

2.25 Related parties (continued)

Particulars	For the year ended March 31, 2024	For the year ended March 31, 2023
Hotel expenses		
Green Park Hotel and Resorts Limited	56	26
Stamlo Industries Limited	11	8
Civil works		
Indus Projects Private Limited	13	33
Professional consulting services		
AverQ Inc.	3	2
Others		
Iosynth Labs Private Limited	4	-
Araku Originals Private Limited	1	-
Dividend income from joint ventures		
Kunshan Rotam Reddy Pharmaceuticals Company Limited	445	-
Sales of goods		
Kunshan Rotam Reddy Pharmaceuticals Company Limited	21	110
License fees received		
Kunshan Rotam Reddy Pharmaceuticals Company Limited	83	62
Lease rentals paid to		
K Satish Reddy	15	15
Relatives of Key Managerial Personnel	22	24
Lease rentals received		
DRES Energy Private Limited	1	1
Purchase of Solar power		
DRES Energy Private Limited	123	121
Salaries to relatives of Key Managerial Personnel	15	15
Remuneration to Key Managerial Personnel		
Salaries and other benefits(1)	899	714
Contributions to defined contribution plans	37	31
Commission to directors	383	362
Share-based payments expense	182	194
Investment made/(disposed) in Associate		
O2 Renewable Energy IX Private Limited	12	-

(1) *Some of the Key Managerial Personnel of the Company are also covered under the Company's Gratuity Plan along with the other employees of the Company. Proportionate amounts of gratuity accrued under the Company's Gratuity Plan have not been separately computed or included in the above disclosure*

Consolidated Notes to Financial Statements

(All amounts in Indian Rupees millions, except share data and where otherwise stated)

2.25 Related parties (continued)

d) The Company has the following amounts due from/ to related parties:

Particulars	As at March 31, 2024	As at March 31, 2023
Due from related parties		
Key Managerial Personnel (towards rent deposits)	8	8
Kunshan Rotam Reddy Pharmaceuticals Company Limited	49	-
DRES Energy Private Limited	-	-*
Total	**57**	**8**
Due to related parties		
Green Park Hospitality Services Private Limited	4	9
Indus Projects Private Limited	4	3
DRES Energy Private Limited	14	3
Green Park Hotels and Resorts Limited	1	1
Stamlo Industries Limited	1	-
Total	**24**	**16**

**Rounded off to millions.*

2.26 Segment reporting

The Chief Operating Decision Maker ("CODM") evaluates the Company's performance and allocates resources based on an analysis of various performance indicators by operating segments. The CODM reviews revenue and gross profit as the performance indicator for all of the operating segments, and does not review the total assets and liabilities of an operating segment. The office of Chief Executive Officer ("CEO") is the CODM of the Company.

The Company's reportable operating segments are as follows:

- Global Generics;
- Pharmaceutical Services and Active Ingredients ("PSAI");
- Others.*

As discussed below, Proprietary Products ceased to be a reportable operating segment effective April 1, 2022.

Global Generics: This segment consists of the Company's business of manufacturing and marketing prescription and over-the-counter finished pharmaceutical products ready for consumption by the patient, marketed under a brand name (branded formulations) or as generic finished dosages with therapeutic equivalence to branded formulations (generics). This segment includes the operations of the Company's biologics business.

Pharmaceutical Services and Active Ingredients: This segment primarily consists of the Company's business of manufacturing and marketing active pharmaceutical ingredients and intermediates, also known as "API", which are the principal ingredients for finished pharmaceutical products. Active pharmaceutical ingredients and intermediates become finished pharmaceutical products when the dosages are fixed in a form ready for human consumption such as a tablet, capsule or liquid using additional inactive ingredients. The Company also serves its customers with incremental value added products, including semi-finished and finished formulations, which are included in this segment. This segment also includes the Company's pharmaceutical services business, which provides contract research services and manufactures and sells active pharmaceutical ingredients in accordance with the specific customer requirements.

Consolidated Notes to Financial Statements

(All amounts in Indian Rupees millions, except share data and where otherwise stated)

2.26 Segment reporting (continued)

Others*: This segment consists of the Company's other business operations which includes its wholly-owned subsidiaries, Aurigene Oncology Limited ("AOL") (formerly Aurigene Discovery Technologies Limited), SVAAS Wellness Limited ("SVAAS"), and the Company's Proprietary Products business. AOL is a discovery stage biotechnology company developing novel and best-in-class therapies in the fields of oncology and inflammation. AOL works with established pharmaceutical and biotechnology companies through customized models of drug-discovery collaborations. SVAAS is in the business of providing digital healthcare and information technology enabled business support services. The Proprietary Products business focuses on the research and development of differentiated formulations and is expected to earn revenues arising out of monetization of such assets and subsequent royalties, if any.

*As the revenues and gross profits of the Proprietary Products segment are considerably lower than the quantitative thresholds mentioned in INDAS 108, "Operating Segments", the Company believes that Proprietary Products segment no longer qualifies to be a reportable segment and consequently, effective April 1, 2022, the Company included the financial information relating to its Proprietary Products segment in "Others". The corresponding information relating to the Proprietary Products segment for earlier periods has been restated to reflect the aforementioned change.

The measurement of each segment's revenues, expenses and assets is consistent with the accounting policies that are used in preparation of the Company's consolidated financial statements.

Segment information:

Reportable segments	For the Year Ended March 31, 2024			
	Global Generics	PSAI	Others	Total
Revenue from operations	245,673	41,295	3,922	290,890
Less: Inter-segment revenue[1]		(10,779)		(10,779)
Revenue from operations	**245,673**	**30,516**	**3,922**	**280,111**
Gross profit	**154,272**	**6,929**	**2,423**	**163,624**
Less: Selling and other unallocable expense/ (income), net				91,761
Profit before tax and before share of equity accounted investees				**71,863**
Add: Share of profit of equity accounted investees				147
Profit before tax				**72,010**
Tax expense				16,231
Profit for the year				**55,779**

Reportable segments	For the Year Ended March 31, 2023			
	Global Generics	PSAI	Others	Total
Revenue from operations	213,953	37,195	3,126	254,274
Less: Inter-segment revenue[1]	-	(7,577)	-	(7,577)
Revenue from operations	**213,953**	**29,618**	**3,126**	**246,697**
Gross profit	**132,719**	**4,731**	**1,909**	**139,359**
Less: Selling and other unallocable expense/ (income), net				79,244
Profit before tax and before share of equity accounted investees				**60,115**
Add: Share of profit of equity accounted investees				370
Profit before tax				**60,485**
Tax expense				15,412
Profit for the year				**45,073**

[1] Inter-segment revenue represents sale from PSAI to Global Generics at cost.

Consolidated Notes to Financial Statements

(All amounts in Indian Rupees millions, except share data and where otherwise stated)

2.26 Segment reporting (continued)

Analysis of revenues within the Global Generics segment:

An analysis of revenues (excluding other operating income) by therapeutic areas in the Company's Global Generics segment is given below:

Particulars	For the year ended March 31, 2024	For the year ended March 31, 2023
Oncology	67,563	48,671
Nervous System	29,760	27,888
Pain Management	23,990	23,585
Gastrointestinal	23,368	23,439
Respiratory	17,291	17,074
Cardiovascular	16,326	16,187
Anti-Infective	15,896	17,066
Hematology	10,949	10,316
Dermatology	7,691	6,749
Nutraceuticals	5,680	5,876
Diabetology	5,336	4,888
Others	21,603	12,029
Total	**245,453**	**213,768**

Analysis of revenues within the PSAI segment:

An analysis of revenues (excluding other operating income) by therapeutic areas in the Company's PSAI segment is given below:

Particulars	For the year ended March 31, 2024	For the year ended March 31, 2023
Cardiovascular	6,915	6,625
Pain Management	4,221	3,729
Oncology	3,558	4,252
Nervous System	2,907	3,753
Diabetology	1,609	998
Anti-Infective	1,456	2,346
Gastrointestinal	1,108	1,064
Respiratory	899	810
Dermatology	862	716
Hematology	646	428
Genitourinary	367	637
Others	5,253	3,711
Total	**29,801**	**29,069**

Consolidated Notes to Financial Statements

(All amounts in Indian Rupees millions, except share data and where otherwise stated)

2.26 Segment reporting (continued)

Analysis of revenues by geography:

The following table shows the distribution of the Company's revenues (excluding other operating income) by country, based on the location of the customers:

Particulars	For the year ended March 31, 2024	For the year ended March 31, 2023
India	48,473	50,449
United States	135,565	106,683
Russia	22,301	21,228
Others [(1)]	72,825	67,519
Total	**279,164**	**245,879**

[(1)] Others include Germany, the United Kingdom, Ukraine, China, Canada, Brazil, South africa and other countries across the world.

Analysis of assets by geography:

The following table shows the distribution of the Company's non-current assets (other than financial instruments and deferred tax assets) by country, based on the location of assets:

Particulars	For the year ended March 31, 2024	For the year ended March 31, 2023
India	102,490	93,254
Switzerland	10,799	4,981
United States	3,026	2,650
Germany	3,045	3,036
Others	8,376	6,236
Total	**127,736**	**110,157**

The following table shows the distribution of the Company's property, plant and equipment including capital work in progress and intangible assets acquired during the year (other than goodwill arising on business combination) by country, based on the location of assets:

Particulars	For the year ended March 31, 2024	For the year ended March 31, 2023
India	18,848	18,638
Switzerland	7,724	1,209
United States	1,287	561
Others	2,725	777
Total	**30,584**	**21,185**

Analysis of depreciation and amortisation, for arriving gross profit by reportable segments:

Particulars	For the year ended March 31, 2024	For the year ended March 31, 2023
Global Generics	3,892	3,269
PSAI	2,798	2,756
Others	36	68
Total	**6,726**	**6,093**

Information about major customers

There are no customers which individually accounted for more than 10% of the revenues during the year ended March 31, 2024 and March 31, 2023.

Consolidated Notes to Financial Statements

(All amounts in Indian Rupees millions, except share data and where otherwise stated)

2.27 Description of the Group

A. Subsidiaries, step-down subsidiaries, joint ventures and other consolidating entities of the parent company are listed below:

Name of the subsidiaries/associates/joint ventures	Country of Incorporation	Percentage of Direct/Indirect Ownership Interest
Aurigene Discovery Technologies (Malaysia) Sdn. Bhd.	Malaysia	100%[(1)]
Aurigene Oncology Limited (Formerly, Aurigene Discovery Technologies Limited)	India	100%
Aurigene Pharmaceutical Services Limited	India	100%[(1)]
beta Institut gemeinnützige GmbH	Germany	100%[(6)]
betapharm Arzneimittel GmbH	Germany	100%[(6)]
Cheminor Investments Limited	India	100%
Chirotech Technology Limited (under liquidation)	United Kingdom	100%[(3)]
Dr. Reddy's Farmaceutica Do Brasil Ltda.	Brazil	100%
Dr. Reddy's Laboratories (EU) Limited	United Kingdom	100%[(7)]
Dr. Reddy's Laboratories (Proprietary) Limited	South Africa	100%[(7)]
Dr. Reddy's Laboratories (UK) Limited	United Kingdom	100%[(3)]
Dr. Reddy's Laboratories Canada, Inc.	Canada	100%[(7)]
Dr. Reddy's Laboratories Chile SPA.	Chile	100%[(7)]
Dr. Reddy's Laboratories Inc.	U.S.A.	100%[(7)]
Dr. Reddy's Laboratories Japan KK	Japan	100%[(7)]
Dr. Reddy's Laboratories Kazakhstan LLP	Kazakhstan	100%[(7)]
Dr. Reddy's Laboratories Louisiana LLC	U.S.A.	100%[(4)]
Dr. Reddy's Laboratories Malaysia Sdn. Bhd.	Malaysia	100%[(7)]
Dr. Reddy's Laboratories New York, LLC	U.S.A.	100%[(4)]
Dr. Reddy's Laboratories Philippines Inc.	Philippines	100%[(7)]
Dr. Reddy's Laboratories Romania Srl	Romania	100%[(7)]
Dr. Reddy's Laboratories SA	Switzerland	100%
Dr. Reddy's Laboratories Taiwan Limited	Taiwan	100%[(7)]
Dr. Reddy's Laboratories (Thailand) Limited	Thailand	100%[(7)]
Dr. Reddy's Laboratories LLC, Ukraine	Ukraine	100%[(7)]
Dr. Reddy's New Zealand Limited.	New Zealand	100%[(7)]
Dr. Reddy's Srl	Italy	100%[(8)]
Dr. Reddy's Bio-Sciences Limited	India	100%
Dr. Reddy's Laboratories (Australia) Pty. Limited	Australia	100%[(7)]
Dr. Reddy's Laboratories SAS	Colombia	100%[(7)]
Dr. Reddy's Research and Development B.V.	Netherlands	100%[(9)]
Dr. Reddy's Venezuela, C.A.	Venezuela	100%[(7)]
Dr. Reddy's (Beijing) Pharmaceutical Co. Limited	China	100%[(7)]
DRES Energy Private Limited	India	26%[(10)]
DRL Impex Limited	India	100%[(11)]
Dr. Reddy's Formulations Limited	India	100%
Idea2Enterprises (India) Pvt. Limited	India	100%
Imperial Owners and Land Possessions Private Limited (Formerly, Imperial Credit Private Limited)	India	100%
Industrias Quimicas Falcon de Mexico, S.A. de CV	Mexico	100%
Kunshan Rotam Reddy Pharmaceutical Co. Limited	China	51.33%[(2)]
Lacock Holdings Limited	Cyprus	100%[(7)]
Dr. Reddy's Laboratories LLC	Russia	100%[(7)]
Promius Pharma LLC	U.S.A.	100%[(4)]
Reddy Holding GmbH	Germany	100%[(7)]

Consolidated Notes to Financial Statements

(All amounts in Indian Rupees millions, except share data and where otherwise stated)

2.27 Description of the Group (continued)

Name of the subsidiaries/associates/joint ventures	Country of Incorporation	Percentage of Direct/Indirect Ownership Interest
Reddy Netherlands B.V.	Netherlands	100%[(7)]
Reddy Pharma Iberia SAU	Spain	100%[(7)]
Reddy Pharma Italia S.R.L.	Italy	100%[(5)]
Reddy Pharma SAS	France	100%[(7)]
Svaas Wellness Limited	India	100%
Nimbus Health GmbH	Germany	100%[(12)]
Dr. Reddy's Laboratories Jamaica Limited	Jamaica	100%[(7)] [(13)]
O2 Renewable Energy IX Private Limited	India	26%[(10)(14)]
Dr. Reddy's Nutraceuticals Limited	India	100%[(15)]

1) Indirectly owned through Aurigene Oncology Limited (Formerly, Aurigene Discovery Technologies Limited).

2) Kunshan Rotam Reddy Pharmaceutical Co. Limited is a subsidiary as per Indian Companies Act, 2013, as the Company holds a 51.33% stake. However, the Company accounts for this investment by the equity method and does not consolidate it in the Company's financial statements.

3) Indirectly owned through Dr. Reddy's Laboratories (EU) Limited.

4) Indirectly owned through Dr. Reddy's Laboratories Inc.

5) Indirectly owned through Lacock Holdings Limited.

6) Indirectly owned through Reddy Holding GmbH

7) Indirectly owned through Dr. Reddy's Laboratories SA.

8) Indirectly owned through Reddy Pharma Italia S.R.L.

9) Indirectly owned through Reddy Netherlands B.V.

10) Accounted in accordance with Ind AS 28 'Investments in Associates and Joint Ventures'.

11) Indirectly owned through Idea2Enterprises (India) Pvt. Limited.

12) Acquisition of Nimbus Health GmbH by Reddy Holding GmbH, effective from February 24, 2022.

13) Incorporation of Dr. Reddy's Laboratories Jamaica Limited, effective from September 25, 2023.

14) Acquisition of securities of O2 Renewable Energy IX Private Limited.

15) Incorporation of Dr. Reddy's Nutraceuticals Limited, effective from March 14, 2024.

Consolidated Notes to Financial Statements

(All amounts in Indian Rupees millions, except share data and where otherwise stated)

2.27 Description of the Group (continued)

B. Additional information pursuant to para 2 of general instructions for the preparation of consolidated financial statements:

Sl. No.	Name of the entity	As at March 31, 2024		For the year ended March 31, 2024					
		Net assets, i.e., total assets minus total liabilities		Share in profit or loss		Share in OCI		Share in total comprehensive income (TCI)	
		As % of consolidated net assets	Amount	As % of consolidated profit or loss	Amount	As % of consolidated OCI	Amount	As % of consolidated TCI	Amount
	Parent								
	Dr. Reddy's Laboratories Limited	85.83	242,408	77.84	43,420	48.48	(318)	78.19	43,102
	Subsidiaries								
	India								
1	Aurigene Oncology limited (Formerly, Aurigene Discovery Technologies Limited)	1.34	3,800	1.31	733	2.59	(17)	1.30	716
2	Cheminor Investments Limited	-	2	-	1	-	-	0.00	1
3	Dr. Reddy's Bio-Sciences Limited	0.12	339	(0.23)	(131)	-	-	(0.24)	(131)
4	DRL Impex Limited	-	2	0.01	4	-	-	0.01	4
5	Idea2Enterprises (India) Private Limited	0.55	1,546	0.02	10	-	-	0.02	10
6	Imperial Owners and Land Possessions Private Limited (Formerly, Imperial Credit Private Limited)	0.01	28	-	1	-	-	0.00	1
7	SVAAS Wellness Limited	(0.06)	(166)	(1.25)	(695)	(0.30)	2	(1.26)	(693)
8	Aurigene Pharmaceutical Services Limited	(1.24)	(3,495)	-	2	0.46	(3)	(0.00)	(1)
9	Dr. Reddy's Formulations Limited	0.04	115	0.04	25		-	0.05	25
	Foreign								
1	Aurigene Discovery Technologies (Malaysia) Sdn. Bhd.	0.02	47	-	2	0.30	(2)	-	-
2	beta Institut gemeinnützige GmbH	-	-	-	-	-	-	-	-
3	betapharm Arzneimittel GmbH	0.04	114	0.07	37	(0.15)	1	0.07	38
4	Chirotech Technology Limited	0.47	1,316	-	-	(6.40)	42	0.08	42
5	Dr. Reddy's (Beijing) Pharmaceutical Co. Limited	0.08	220	0.10	54	0.61	(4)	0.09	50
6	Dr. Reddy's Farmaceutica Do Brasil Ltda.	0.05	149	0.09	50	(0.46)	3	0.10	53
7	Dr. Reddy's Laboratories (Australia) Pty. Limited	(0.06)	(182)	-	(1)	(0.61)	4	0.01	3
8	Dr. Reddy's Laboratories Canada Inc.	0.23	656	0.13	70	(1.07)	7	0.14	77
9	Dr. Reddy's Laboratories Chile SPA.	-	12	(0.09)	(52)	2.13	(14)	(0.12)	(66)
10	Dr. Reddy's Laboratories (EU) Limited	0.99	2,806	0.32	181	(5.34)	35	0.39	216
11	Dr. Reddy's Laboratories Inc.	6.66	18,810	8.45	4,715	-	-	8.55	4,715
12	Dr. Reddy's Laboratories Japan KK	0.01	26	0.02	9	0.30	(2)	0.01	7
13	Dr. Reddy's Laboratories Kazakhstan LLP	0.19	538	0.21	117	(1.68)	11	0.23	128
14	Dr. Reddy's Laboratories LLC, Ukraine	0.24	667	0.28	155	5.18	(34)	0.22	121
15	Dr. Reddy's Laboratories Louisiana LLC	0.31	878	(1.43)	(800)	(3.05)	20	(1.42)	(780)
16	Dr. Reddy's Laboratories Malaysia Sdn. Bhd.	0.03	71	(0.02)	(10)	0.76	(5)	(0.03)	(15)
17	Dr. Reddy's Laboratories New York, LLC	0.17	482	(0.50)	(281)	(0.61)	4	(0.50)	(277)
18	Dr. Reddy's Laboratories Philippines Inc	(0.01)	(27)	(0.02)	(9)	-	-	(0.02)	(9)
19	Dr. Reddy's Laboratories (Proprietary) Limited	0.19	537	0.09	52	4.27	(28)	0.04	24
20	Dr. Reddy's Laboratories Romania Srl	0.42	1,200	0.54	299	-	-	0.54	299
21	Dr. Reddy's Laboratories SA	13.02	36,779	9.87	5,503	(31.55)	207	10.36	5,710
22	Dr. Reddy's Laboratories SAS	0.03	72	(0.05)	(27)	(3.66)	24	(0.01)	(3)

Consolidated Notes to Financial Statements

(All amounts in Indian Rupees millions, except share data and where otherwise stated)

2.27 Description of the Group (continued)

Sl. No.	Name of the entity	As at March 31, 2024		For the year ended March 31, 2024					
		Net assets, i.e., total assets minus total liabilities		Share in profit or loss		Share in OCI		Share in total comprehensive income (TCI)	
		As % of consolidated net assets	Amount	As % of consolidated profit or loss	Amount	As % of consolidated OCI	Amount	As % of consolidated TCI	Amount
23	Dr. Reddy's Laboratories Taiwan Ltd.	0.01	27	0.01	6	0.15	(1)	0.01	5
24	D Dr. Reddy's Laboratories (Thailand) Limited	0.08	232	0.02	9	1.98	(13)	(0.01)	(4)
25	Dr. Reddy's Laboratories (UK) Limited	2.09	5,894	2.46	1,374	(25.30)	166	2.79	1,540
26	Dr. Reddy's Research and Development B.V.	0.63	1,786	0.16	91	(1.22)	8	0.18	99
27	Dr. Reddy's Srl	(0.21)	(580)	0.23	127	0.46	(3)	0.22	124
28	Dr. Reddy's New Zealand Limited	0.03	95	0.03	18	0.46	(3)	0.03	15
29	Dr. Reddy's Venezuela, C.A.	(1.91)	(5,396)	(0.19)	(105)	-	-	(0.19)	(105)
30	Industrias Quimicas Falcon de Mexico, S.A. de CV	0.52	1,462	0.31	173	(13.57)	89	0.48	262
31	Lacock Holdings Limited	0.16	463	-	(1)	-	-	(0.00)	(1)
32	Dr. Reddy's Laboratories LLC	1.69	4,767	1.88	1,051	99.39	(652)	0.72	399
33	Promius Pharma LLC	-	(1)	(0.07)	(38)	-	-	(0.07)	(38)
34	Reddy Holding GmbH	10.19	28,779	1.71	954	(1.52)	10	1.75	964
35	Reddy Netherlands B.V	(0.13)	(365)	(0.19)	(108)	1.98	(13)	(0.22)	(121)
36	Reddy Pharma Iberia SAU	0.09	242	(0.06)	(32)	(0.15)	1	(0.06)	(31)
37	Reddy Pharma Italia S.R.L	0.11	298	-	(2)	0.30	(2)	(0.01)	(4)
38	Reddy Pharma SAS	0.17	468	0.12	67	-	-	0.12	67
39	Nimbus Health GmbH	(0.10)	(272)	(0.08)	(46)	0.30	(2)	(0.09)	(48)
40	Dr. Reddy's Laboratories Jamaica Limited	0.06	159	(0.17)	(95)	(0.15)	1	(0.17)	(94)
	Joint ventures								
	India								
1	DRES Energy Private Limited	-	-	-	(2)	-	-	(0.00)	(2)
	Foreign								
	Kunshan Rotam Reddy Pharmaceutical Company Limited	-	-	0.27	149	-	-	0.27	149
	Associates								
1	O2 Renewable Energy IX Private Limited	-	-	-	(1)	-	-	(0.00)	(1)
	Other consolidating entities								
	India								
1	Cheminor Employees Welfare Trust	0.12	335	0.02	13	-	-	0.02	13
2	Dr. Reddy's Research Foundation	-	5	-	-	-	-	-	-
	Sub total	**123.27**	**348,248**	**102.26**	**57,036**	**73.31**	**(481)**	**102.60**	**56,555**
	Less: Effect of intercompany adjustments / eliminations	(23.27)	(65,700)	(2.26)	(1,257)	26.69	(175)	(2.60)	(1,432)
	Total	**100.00**	**282,548**	**100.00**	**55,779**	**100.00**	**(656)**	**100.00**	**55,123**

Note: Net assets and share in profit or loss for the Parent Company, subsidiaries, joint ventures and other consolidating entities are as per the standalone financial statements of the respective entities.

Consolidated Notes to Financial Statements

(All amounts in Indian Rupees millions, except share data and where otherwise stated)

2.28 Employee benefits

Total employee benefit expenses, including share-based payments, incurred during the years ended March 31, 2024 and March 31, 2023 amounted to ₹ 50,301 and ₹ 46,466, respectively.

Gratuity benefits provided by the parent company

In accordance with applicable Indian laws, the parent company has a defined benefit plan which provides for gratuity payments (the "Gratuity Plan") and covers certain categories of employees in India. The Gratuity Plan provides a lump sum gratuity payment to eligible employees at retirement or termination of their employment. The amount of the payment is based on the respective employee's last drawn salary and the years of employment with the Company. Effective September 1, 1999, the Company established the Dr. Reddy's Laboratories Gratuity Fund (the "Gratuity Fund") to fund the Gratuity Plan. Liabilities in respect of the Gratuity Plan are determined by an actuarial valuation, based upon which the Company makes contributions to the Gratuity Fund. Trustees administer the contributions made to the Gratuity Fund.

The components of gratuity cost recognised in the consolidated statement of profit and loss for the years ended March 31, 2024 and March 31, 2023 consist of the following:

Particulars	For the year ended March 31, 2024	For the year ended March 31, 2023
Current service cost	389	364
Past service cost	-	17
Interest on defined benefit liability	(7)	30
Gratuity cost recognised in consolidated statement of profit and loss	**382**	**411**

Details of the employee benefits obligations and plan assets are provided below:

Particulars	As at March 31, 2024	As at March 31, 2023
Present value of funded obligations	3,404	3,076
Fair value of plan assets	(3,064)	(3,093)
Net defined benefit liability/(asset) recognised	**340**	**(17)**

Details of changes in the present value of defined benefit obligations are as follows:

Particulars	As at March 31, 2024	As at March 31, 2023
Defined benefit obligations at the beginning of the year	3,076	2,894
Current service cost	389	364
Past service cost	-	17
Interest on defined obligations	206	171
Re-measurements due to:		
Actuarial loss/(gain) due to change in financial assumptions	(154)	(61)
Actuarial loss/(gain) due to demographic assumptions	47	(32)
Actuarial loss/(gain) due to experience changes	98	67
Benefits paid	(249)	(344)
Liabilities assumed/(transferred)*	(9)	-**
Defined benefit obligations at the end of the year	**3,404**	**3,076**

** Liabilities assumed/transferred:*

*During the year ended March 31, 2024 and March 31, 2023 amount of ₹ 9 and ₹ (0)** respectively represents transfer of liabilities on account of transfer for employees between the parent company and its subsidiaries.*

***Rounded off to million*

Consolidated Notes to Financial Statements

(All amounts in Indian Rupees millions, except share data and where otherwise stated)

2.28 Employee benefits (continued)

Details of changes in the fair value of plan assets are as follows:

Particulars	As at March 31, 2024	As at March 31, 2023
Fair value of plan assets at the beginning of the year	3,093	2,350
Employer contributions	-	885
Interest on plan assets	213	141
Re-measurements due to:		
Return on plan assets excluding interest on plan assets	16	62
Benefits paid	(249)	(344)
Assets acquired / (transferred)*	(9)	(1)
Plan assets at the end of the year	**3,064**	**3,093**

** Assets acquired/transferred: During the year ended March 31, 2024 and March 31, 2023 amount of ₹ 9 and ₹ (1) respectively represents transfer of liabilities on account of transfer for employees between the parent company and its subsidiaries.*

Sensitivity Analysis:

Particulars	As at March 31, 2024	As at March 31, 2023
Defined benefit obligation without effect of projected salary growth	2,225	2,000
Add: *Effect of salary growth*	1,173	1,076
Defined benefit obligation with projected salary growth	3,404	3,076
Defined benefit obligation, using discount rate minus 50 basis points	3,506	2,995
Defined benefit obligation, using discount rate plus 50 basis points	3,306	3,162
Defined benefit obligation, using salary growth rate plus 50 basis points	3,507	3,160
Defined benefit obligation, using salary growth rate minus 50 basis points	3,306	2,996

Summary of the actuarial assumptions: The actuarial assumptions used in accounting for the Gratuity plan are as follows:

The assumptions used to determine benefit obligations:

Particulars	For the year ended March 31, 2024	For the year ended March 31, 2023
Discount rate	7.15%	7.30%
Rate of compensation increase	8.10%	9.00%

The assumptions used to determine gratuity cost:

Particulars	For the year ended March 31, 2024	For the year ended March 31, 2023
Discount rate	7.30%	6.45%
Rate of compensation increase	9.00%	8.50%

Contributions: The Company expects to contribute ₹ 0 to the Gratuity Plan during the year ending March 31, 2025.

Consolidated Notes to Financial Statements

(All amounts in Indian Rupees millions, except share data and where otherwise stated)

2.28 Employee benefits (continued)

Disaggregation of plan assets: The Gratuity Plan's weighted-average asset allocation as of March 31, 2024 and March 31, 2023, by asset category, was as follows:

Particulars	As at March 31, 2024	As at March 31, 2023
Funds managed by insurers	100%	100%
Others	-	-

The expected future cash flows in respect of gratuity as at 31 March 2024 are as follows:

Particulars	Amount
Expected contributions	
During the year ended 31 March 2025 (estimated)	-
Expected future benefit payments	
March 31, 2026	509
March 31, 2027	476
March 31, 2028	460
March 31, 2029	437
March 31, 2030	426
Thereafter	3,373

The expected future cash flows in respect of gratuity as at 31 March 2023 are as follows:

Particulars	Amount
Expected contributions	
During the year ended 31 March 2024 (estimated)	-
Expected future benefit payments	
March 31, 2025	496
March 31, 2026	469
March 31, 2027	444
March 31, 2028	417
March 31, 2029	388
Thereafter	2,735

Pension plan of the Company's subsidiary, Industrias Quimicas Falcon de Mexico

All employees of the Company's Mexican subsidiary, Industrias Quimicas Falcon de Mexico ("Falcon"), are entitled to a pension benefit in the form of a defined benefit pension plan. The Falcon pension plan provides for payment to vested employees at retirement or termination of employment. Liabilities in respect of the pension plan are determined by an actuarial valuation, based on which the Company makes contributions to the pension plan fund. This fund is administered by a third party, who is provided guidance by a technical committee formed by senior employees of Falcon.

Consolidated Notes to Financial Statements

(All amounts in Indian Rupees millions, except share data and where otherwise stated)

2.28 Employee benefits (continued)

The components of net pension cost recognised in the consolidated statement of profit and loss for the years ended March 31, 2024 and March 31, 2023 consist of the following:

Particulars	For the year ended March 31, 2024	For the year ended March 31, 2023
Current service cost	16	15
Interest on defined benefit liability	3	4
Total cost recognised in consolidated statement of profit and loss	**19**	**19**

Details of the employee benefits obligations and plan assets are provided below:

Particulars	As at March 31, 2024	As at March 31, 2023
Present value of funded obligations	348	291
Fair value of plan assets	(331)	(248)
Net defined benefit liability recognized	**17**	**43**

Details of changes in the present value of defined benefit obligations are as follows:

Particulars	As at March 31, 2024	As at March 31, 2023
Defined benefit obligations at the beginning of the year	291	271
Current service cost	16	15
Interest on defined obligations	32	27
Re-measurements due to:		
Actuarial loss/(gain) due to change in financial assumptions	6	(27)
Actuarial loss/(gain) due to change in demographic	-	(3)
Actuarial loss/(gain) due to experience changes	31	32
Benefits paid	(62)	(74)
Foreign exchanges differences	34	50
Defined benefit obligations at the end of the year	**348**	**291**

Details of changes in the fair value of plan assets are as follows:

Particulars	As at March 31, 2024	As at March 31, 2023
Fair value of plan assets at the beginning of the year	248	215
Employer contributions	85	74
Interest on plan assets	30	23
Re-measurements due to:		
Return on plan assets excluding interest on plan assets	1	(32)
Benefits paid	(62)	(74)
Foreign exchanges differences	30	41
Plan assets at the end of the year	**331**	**248**

Consolidated Notes to Financial Statements

(All amounts in Indian Rupees millions, except share data and where otherwise stated)

2.28 Employee benefits (continued)

Sensitivity Analysis:

Particulars	As at March 31, 2024	As at March 31, 2023
Defined benefit obligation without effect of projected salary growth	249	205
***Add:** Effect of salary growth*	99	86
Defined benefit obligation with projected salary growth	348	291
Defined benefit obligation, using discount rate minus 50 basis points	361	303
Defined benefit obligation, using discount rate plus 50 basis points	335	281
Defined benefit obligation, using salary growth rate plus 50 basis points	362	303
Defined benefit obligation, using salary growth rate minus 50 basis points	335	280

Summary of the actuarial assumptions: The actuarial assumptions used in accounting for the Falcon defined benefit plans are as follows:

The assumptions used to determine benefit obligations:

Particulars	For the year ended March 31, 2024	For the year ended March 31, 2023
Discount rate	10.25%	10.50%
Rate of compensation increase	4.50%	4.50%

The assumptions used to determine defined benefit cost:

Particulars	For the year ended March 31, 2024	For the year ended March 31, 2023
Discount rate	10.50%	9.25%
Rate of compensation increase	4.50%	4.50%

Contributions: The Company expects to contribute ₹ Nil to Falcon defined benefit plans during the year ending March 31, 2024.Disaggregation of plan assets: The Falcon pension plan's weighted-average asset allocation as of March 31, 2024 and March 31, 2023, by asset category was as follows:

Particulars	As at March 31, 2024	As at March 31, 2023
Funds managed by insurers	50%	50%
Others	50%	50%

Consolidated Notes to Financial Statements

(All amounts in Indian Rupees millions, except share data and where otherwise stated)

2.28 Employee benefits (continued)

The expected future cash flows in respect of post-employment benefit plans in Mexico as at 31 March 2024 are as follows:

Particulars	Amount
Expected contribution	
During the year ended 31 March 2024 (estimated)	-
Expected future benefit payments	
March 31, 2026	6
March 31, 2027	11
March 31, 2028	19
March 31, 2029	26
March 31, 2030	36
Thereafter	798

The expected future cash flows in respect of post-employment benefit plans in Mexico as at 31 March 2023 are as follows:

Particulars	Amount
Expected contribution	
During the year ended 31 March 2024 (estimated)	-
Expected future benefit payments	
March 31, 2025	5
March 31, 2026	6
March 31, 2027	11
March 31, 2028	22
March 31, 2029	29
Thereafter	710

Provident fund benefits

Certain categories of employees of the Company receive benefits from a provident fund, a defined contribution plan. Both the employee and employer each make monthly contributions to a government administered fund equal to 12% of the covered employee's qualifying salary. The Company has no further obligations under the plan beyond its monthly contributions. The Company contributed ₹ 1,316 and ₹ 1,142 to the provident fund plan during the years ended March 31, 2024 and March 31, 2023, respectively.

Superannuation benefits

Certain categories of employees of the Company participate in superannuation, a defined contribution plan administered by the Life Insurance Corporation of India. The Company makes monthly contributions based on a specified percentage of each covered employee's salary. The Company has no further obligations under the plan beyond its monthly contributions. The Company contributed ₹ 133 and ₹ 127 to the superannuation plan during the years ended March 31, 2024 and March 31, 2023, respectively.

Other contribution plans

In the United States, the Company sponsors a defined contribution 401(k) retirement savings plan for all eligible employees who meet minimum age and service requirements. The Company contributed ₹ 225 and ₹ 171 to the 401(k) retirement savings plan during the years ended March 31, 2024 and March 31, 2023, respectively. The Company has no further obligations under the plan beyond its monthly matching contributions.

Consolidated Notes to Financial Statements

(All amounts in Indian Rupees millions, except share data and where otherwise stated)

2.28 Employee benefits (continued)

In the United Kingdom, certain social security benefits (such as pension, unemployment and disability) are funded by employers and employees through mandatory National Insurance contributions. The contribution amounts are determined based upon the employee's salary. The Company has no further obligations under the plan beyond its monthly contributions. The Company contributed ₹ 251 and ₹ 214 to the National Insurance during the years ended March 31, 2024 and March 31, 2023, respectively.

Compensated absences

The Company provides for accumulation of compensated absences by certain categories of its employees. These employees can carry forward a portion of the unutilised compensated absences and utilise them in future periods or receive cash in lieu thereof as per the Company's policy. The Company records a liability for compensated absences in the period in which the employee renders the services that increases this entitlement. The total liability recorded by the Company towards this obligation was ₹ 1,205 and ₹ 1,059 as at March 31, 2024 and March 31, 2023, respectively.

2.29 Employee stock incentive plans

Dr. Reddy's Employees Stock Option Plan, 2002 (the "DRL 2002 Plan"):

The Company instituted the DRL 2002 Plan for all eligible employees pursuant to the special resolution approved by the shareholders in the Annual General Meeting held on September 24, 2001. The DRL 2002 Plan covers all employees and directors (excluding promoter directors) of the parent company and its subsidiaries (collectively, "eligible employees"). The Nomination, Governance and Compensation Committee of the Board of the parent company (the "Committee") administers the DRL 2002 Plan and grants stock options to eligible employees. The Committee determines which eligible employees will receive options, the number of options to be granted, the exercise price, the vesting period and the exercise period. The vesting period is determined for all options issued on the date of grant. The options issued under the DRL 2002 Plan vest in periods ranging between one and four years and generally have a maximum contractual term of five years from the vesting date.

The DRL 2002 Plan, as amended at annual general meetings of shareholders held on July 28, 2004 and on July 27, 2005, provides for stock option grants in two categories:

Category A: 300,000 stock options out of the total of 2,295,478 options reserved for grant having an exercise price equal to the fair market value of the underlying equity shares on the date of grant; and

Category B: 1,995,478 stock options out of the total of 2,295,478 options reserved for grant having an exercise price equal to the par value of the underlying equity shares (i.e., ₹ 5 per option).

Under the DRL 2002 Plan, the exercise price of the fair market value options granted under Category A above is determined based on the average closing price for 30 days prior to the grant in the stock exchange where there is highest trading volume during that period. Notwithstanding the foregoing, the Committee may, after obtaining the approval of the shareholders in the annual general meeting, grant options with a per share exercise price other than fair market value and par value of the equity shares.

After the stock split effected in the form of a stock dividend issued by the Company in August 2006, the DRL 2002 Plan provides for stock option grants in the above two categories as follows:

Particulars	Number of options reserved under category A	Number of options reserved under category B	Total
Options reserved under original Plan	300,000	1,995,478	2,295,478
Options exercised prior to stock dividend date (A)	94,061	147,793	241,854
Balance of shares that can be allotted on exercise of options (B)	205,939	1,847,685	2,053,624
Options arising from stock dividend (C)	205,939	1,847,685	2,053,624
Options reserved after stock dividend (A+B+C)	**505,939**	**3,843,163**	**4,349,102**

Consolidated Notes to Financial Statements

(All amounts in Indian Rupees millions, except share data and where otherwise stated)

2.29 Employee stock incentive plans (continued)

The term of the DRL 2002 plan was extended for a period of 10 years effective as of January 29, 2012 by the shareholders at the Company's Annual General Meeting held on July 20, 2012.

Stock option activity under the DRL 2002 Plan for the two categories of options during the years ended March 31, 2024 and March 31, 2023 is as follows:

Category A — Fair Market Value Options: There was no stock activity under this category during the years ended March 31, 2024 and March 31, 2023 and there were no stock options outstanding under this category as at March 31, 2024 and March 31, 2023.

Category B — Par Value Options: Stock options activity under this category during the years ended March 31, 2024 and March 31, 2023 was as set forth in the below table.

Particulars	For the year ended March 31, 2024			
	Shares arising out of options	Range of exercise prices (₹)	Weighted average exercise price (₹)	Weighted average remaining useful life (months)
Outstanding at the beginning of the year	152,336	₹ 5.00	₹ 5.00	65
Granted during the year	-	-	-	-
Expired/forfeited during the year	(9,590)	5.00	5.00	-
Exercised during the year	(42,537)	5.00	5.00	-
Outstanding at the end of the year	**100,209**	**₹ 5.00**	**₹ 5.00**	**55**
Exercisable at the end of the year	**52,106**	**₹ 5.00**	**₹ 5.00**	**43**

Particulars	For the year ended March 31, 2023			
	Shares arising out of options	Range of exercise prices	Weighted average exercise price	Weighted average remaining useful life (months)
Outstanding at the beginning of the year	207,175	5.00	5.00	74
Granted during the year	-	5.00	5.00	-
Expired/forfeited during the year	(14,476)	5.00	5.00	-
Exercised during the year	(40,363)	5.00	5.00	-
Outstanding at the end of the year	**152,336**	**5.00**	**5.00**	**65**
Exercisable at the end of the year	**27,094**	**5.00**	**5.00**	**41**

The weighted average share price on the date of allotment of options during the years ended March 31, 2024 and 2023 was ₹ 5,233 and ₹ 4,246 per share, respectively.

Dr. Reddy's Employees ADR Stock Option Plan, 2007 (the "DRL 2007 Plan")

The Company instituted the DRL 2007 Plan for all eligible employees in pursuance of the special resolution approved by the shareholders in the Annual General Meeting held on July 27, 2005. The DRL 2007 Plan became effective upon its approval by the Board of Directors on January 22, 2007. The DRL 2007 Plan covers all employees and directors (excluding promoter directors) of DRL and its subsidiaries (collectively, "eligible employees"). The Committee administers the DRL 2007 Plan and grants stock options to eligible employees. The Committee determines which eligible employees will receive the options, the number of options to be granted, the exercise price, the vesting period and the exercise period. The vesting period is determined for all options issued on the date of grant. The options issued under the DRL 2007 Plan vest in periods ranging between one and four years and generally have a maximum contractual term of five years from vesting date.

Consolidated Notes to Financial Statements

(All amounts in Indian Rupees millions, except share data and where otherwise stated)

2.29 Employee stock incentive plans (continued)

The DRL 2007 Plan provides for option grants in two categories:

Category A: 382,695 stock options out of the total of 1,530,779 stock options reserved for grant having an exercise price equal to the fair market value of the underlying equity shares on the date of grant; and

Category B: 1,148,084 stock options out of the total of 1,530,779 stock options reserved for grant having an exercise price equal to the par value of the underlying equity shares (i.e., ₹ 5 per option).

Stock options activity under the DRL 2007 Plan for the above two categories of options during the years ended March 31, 2024 and March 31, 2023 was as follows:

Category A -Fair Market Value Options

Category A — Fair Market Value Options	For the year ended March 31, 2024			
Particulars	Shares arising out of options	Range of exercise prices	Weighted average exercise price	Weighted average remaining useful life (months)
Outstanding at the beginning of the year	356,181	₹ 1,982.00 to ₹ 5,301.00	3,108.24	54
Granted during the year	81,009	4,907.00 to 5,856.00	4,933.11	96
Expired/forfeited during the year	(9,596)	3,679.00 to 5,301.00	4,281.78	-
Exercised during the year	(211,510)	1,982.00 to 3,679.00	2,611.73	-
Outstanding at the end of the year	**216,084**	**₹ 2,607.00 to ₹ 5,856.00**	**4,226.26**	**72**
Exercisable at the end of the year	**24,723**	**₹ 2,607.00 to ₹ 5,301.00**	**3,545.36**	**37**

Category A - Fair Market Value Options

Particulars	For the year ended March 31, 2023			
	Shares arising out of options	Range of exercise prices (₹)	Weighted average exercise price (₹)	Weighted average remaining useful life (months)
Outstanding at the beginning of the year	266,214	₹ 1,982.00 to ₹ 5,301.00	₹ 2,823.04	56
Granted during the year	94,302	3,905.80	3,905.80	96
Expired/forfeited during the year	-	-	-	-
Exercised during the year	(4,335)	2,607.00 to 3,679.00	2,948.77	-
Outstanding at the end of the year	**356,181**	**₹ 1,982.00 to ₹ 5,301.00**	**3,108.24**	**54**
Exercisable at the end of the year	**198,181**	**₹ 1,982.00 to ₹ 5,301.00**	**₹ 2,574.27**	**36**

The weighted average grant date fair value of options granted during the years ended March 31, 2024 and 2023 was ₹ 1,811 and ₹ 1,497 per option, respectively. The weighted average share prices on the date of allotment of options during the years ended March 31, 2024 and 2023 was ₹ 5,670 and ₹ 4,302 per share, respectively.

Consolidated Notes to Financial Statements

(All amounts in Indian Rupees millions, except share data and where otherwise stated)

2.29 Employee stock incentive plans (continued)

Category B — Par Value Options

Particulars	For the year ended March 31, 2024			
	Shares arising out of options	Range of exercise prices	Weighted average exercise price	Weighted average remaining useful life (months)
Outstanding at the beginning of the year	100,896	₹ 5.00	₹ 5.00	68
Granted during the year	-	-	-	-
Expired/forfeited during the year	(4,038)	5.00	5.00	-
Exercised during the year	(36,343)	5.00	5.00	-
Outstanding at the end of the year	**60,515**	**5.00**	**5.00**	**61**
Exercisable at the end of the year	**14,193**	**5.00**	**5.00**	**36**

Category B — Par Value Options

Particulars	For the year ended March 31, 2023			
	Shares arising out of options	Range of exercise prices	Weighted average exercise price	Weighted average remaining useful life (months)
Outstanding at the beginning of the year	147,015	₹ 5.00	₹ 5.00	68
Granted during the year	51,270	5.00	5.00	95
Expired/forfeited during the year	(40,060)*	5.00	5.00	-
Exercised during the year	(57,329)	5.00	5.00	-
Outstanding at the end of the year	**100,896**	**₹ 5.00**	**₹ 5.00**	**68**
Exercisable at the end of the year	**12,467**	**₹ 5.00**	**₹ 5.00**	**39**

**Pursuant to approval by the Nomination, Governance and Compensation Committee, 37,268 granted options were cancelled on October 27, 2022.*

The weighted average grant date fair value of options granted during the years ended March 31, 2024 and 2023 was ₹ 0 and ₹ 4,224, respectively. The weighted average share price on the date of allotment of options during the years ended March 31, 2024 and 2023 was ₹ 5,505 and ₹ 4,331 per share, respectively.

Dr. Reddy's Employees Stock Option Scheme, 2018 (the "DRL 2018 Plan")

The Company instituted the DRL 2018 Plan for all eligible employees pursuant to the special resolution approved by the shareholders at the Annual General Meeting held on July 27, 2018. The DRL 2018 Plan covers all employees and directors (excluding independent and promoter directors) of the parent company and its subsidiaries (collectively, "eligible employees"). Upon the exercise of options granted under the DRL 2018 Plan, the applicable equity shares may be issued directly by the Company to the eligible employee or may be transferred from the Dr. Reddy's Employees ESOS Trust (the "ESOS Trust") to the eligible employee. The ESOS Trust may acquire such equity shares through primary issuances by the Company and/or by way of secondary market acquisitions funded through loans from the Company. The Nomination, Governance and Compensation Committee of the Board of the parent company (the "Compensation Committee") administers the DRL 2018 Plan and grants stock options to eligible employees, but may delegate functions and powers relating to the administration of the DRL 2018 Plan to the ESOS Trust. The Compensation Committee determines which eligible employees will receive the options, the number of options to be granted, the exercise price, the vesting period and the exercise period. The vesting period is determined for all options issued on the date of grant. The options issued under the DRL 2018 Plan vest in periods ranging between the end of one and five years, and generally have a maximum contractual term of five years from vesting date.

Consolidated Notes to Financial Statements

(All amounts in Indian Rupees millions, except share data and where otherwise stated)

2.29 Employee stock incentive plans (continued)

The DRL 2018 Plan provides for option grants having an exercise price equal to the fair market value of the underlying equity shares on the date of grant as follows:

Particulars	Number of securities to be acquired from secondary market	Number of securities to be issued by the Company	Total
Options reserved against equity shares	2,500,000	1,500,000	4,000,000
Options reserved against ADRs	-	1,000,000	1,000,000
Total	**2,500,000**	**2,500,000**	**5,000,000**

The outstanding shares purchased from secondary market as of March 31, 2024 and 2023, are 289,791 and 371,144 shares for an aggregate consideration of ₹ 991 and ₹ 1,269, respectively.

Stock option activity under the DRL 2018 Plan during the years ended March 31, 2024 and 2023 was as follows:

Fair Market Value Options

Fair Market Value Options	For the year ended March 31, 2024			
	Shares arising out of options	Range of exercise prices	Weighted average exercise price	Weighted average remaining useful life (months)
Outstanding at the beginning of the year	366,877	₹ 2,607.00 to ₹ 5,301.00	₹ 3,574.91	69
Granted during the year	161,908	4,907.00 to 5,514.00	4,934.54	96
Expired/forfeited during the year	(29,979)	2,607.00 to 5,301.00	3,953.20	-
Exercised during the year	(81,353)	2,607.00 to 5,301.00	3,118.47	-
Outstanding at the end of the year	**417,453**	**2,607.00 to 5,514.00**	**4,164.02**	**70**
Exercisable at the end of the year	**77,222**	**2,607.00 to 5,301.00**	**3,168.59**	**36**

Fair Market Value Options	For the year ended March 31, 2023			
	Shares arising out of options	Range of exercise prices	Weighted average exercise price	Weighted average remaining useful life (months)
Outstanding at the beginning of the year	251,035	₹ 2,607.00 to ₹ 5,301.00	₹ 3,170.57	64
Granted during the year	189,289	3,905.80 to 4,338	3,931.91	95
Expired/forfeited during the year	(24,152)	2,607.00 to 5,310.00	3,510.83	-
Exercised during the year	(49,295)	2,607.00 to 3,679.00	2,918.78	-
Outstanding at the end of the year	**366,877**	**₹ 2,607.00 to ₹ 5,301.00**	**₹ 3,574.91**	**69**
Exercisable at the end of the year	**104,920**	**₹ 2,607.00 to ₹ 5,301.00**	**₹ 3,002.16**	**43**

The weighted average grant date fair value of options granted during the years ended March 31, 2024 and 2023 was ₹ 1,808 and ₹ 1,492 per option, respectively. The weighted average share price on the date of allotment of options during the years ended March 31, 2024 and 2023 was ₹ 5,425 and ₹ 4,388 per share, respectively.

Valuation of stock options:

The fair value of services received in return for stock options granted to employees is measured by reference to the fair value of stock options granted. The fair value of stock options granted under the DRL 2002 Plan, DRL 2007 Plan and the DRL 2018 Plan has been measured using the Black–Scholes-Merton model at the date of the grant.

Consolidated Notes to Financial Statements

(All amounts in Indian Rupees millions, except share data and where otherwise stated)

2.29 Employee stock incentive plans (continued)

The Black-Scholes-Merton model includes assumptions regarding dividend yields, expected volatility, expected terms and risk free interest rates. In respect of par value options granted, the expected term of an option (or "option life") is estimated based on the vesting term and contractual term, as well as the expected exercise behavior of the employees receiving the option. In respect of fair market value options granted, the option life is estimated based on the simplified method. Expected volatility of the option is based on historical volatility, during a period equivalent to the option life, of the observed market prices of the Company's publicly traded equity shares. Dividend yield of the options is based on recent dividend activity. Risk-free interest rates are based on the government securities yield in effect at the time of the grant. These assumptions reflect management's best estimates, but these assumptions involve inherent market uncertainties based on market conditions generally outside of the Company's control.

As a result, if other assumptions had been used in the current period, stock-based compensation expense could have been materially impacted. Further, if management uses different assumptions in future periods, stock based compensation expense could be materially impacted in future years

The estimated fair value of stock options is recognized in the consolidated statement of profit & loss on a straight-line basis over the requisite service period for each separately vesting portion of the award as if the award was, in substance, multiple awards.

The weighted average inputs used in computing the fair value of options granted were as follows:

Particulars	Grants made on
	January 29, 2024
Expected volatility	25.15%
Exercise price	₹ 5,856.00
Option life	4.5 Years
Risk-free interest rate	7.07%
Expected dividends	0.68%
Grant date share price	₹ 5,843.70

Particulars	Grants made on	
	October 26, 2023	October 26, 2023
Expected volatility	26.12%	25.75%
Exercise price	₹ 5,514.00	₹ 5,514.00
Option life	5.0 Years	4.5 Years
Risk-free interest rate	7.39%	7.38%
Expected dividends	0.74%	0.74%
Grant date share price	₹ 5,421.95	₹ 5,421.95

Particulars	Grants made on	
	May 9, 2023	May 9, 2023
Expected volatility	27.15%	26.95%
Exercise price	₹ 4,907.00	₹ 4,907.00
Option life	5.5 Years	5.0 Years
Risk-free interest rate	7.02%	7.01%
Expected dividends	0.81%	0.81%
Grant date share price	₹ 4,933.25	₹ 4,933.25

Consolidated Notes to Financial Statements

(All amounts in Indian Rupees millions, except share data and where otherwise stated)

2.29 Employee stock incentive plans (continued)

Particulars	Grants made on		
	January 24, 2023	October 27, 2022	October 27, 2022
Expected volatility	27.73%	26.38%	28.13%
Exercise price	₹ 4,338.00	₹ 5.00	₹ 4,443.00
Option life	5.0 Years	2.75 Years	5.0 Years
Risk-free interest rate	7.21%	7.09%	7.35%
Expected dividends	0.71%	0.67%	0.67%
Grant date share price	₹ 4,253.00	₹ 4,491.00	₹ 4,491.00

Particulars	Grants made on	
	July 27, 2022	July 27, 2022
Expected volatility	28.41%	27.65%
Exercise price	₹ 4,212.00	₹ 5.00
Option life	5.0 Years	6.0 Years
Risk-free interest rate	7.13%	6.81%
Expected dividends	0.70%	0.70%
Grant date share price	₹ 4,260.00	₹ 4,260.00

Particulars	Grants made on		
	May 19, 2022	May 19, 2022	May 19, 2022
Expected volatility	28.27%	28.28%	28.32%
Exercise price	₹ 3,906.00	₹ 3,906.00	₹ 3,906.00
Option life	5.5 Years	4.5 Years	5.0 Years
Risk-free interest rate	7.24%	7.13%	7.17%
Expected dividends	0.76%	0.76%	0.76%
Grant date share price	₹ 3,929.00	₹ 3,929.00	₹ 3,929.00

Share-based payment expense

Particulars	For the Year Ended March 31,	
	2024	2023
Equity settled share-based payment expense[1]	407	397
Cash settled share-based payment expense[2]	414	247
	821	**644**

[1] As of March 31, 2024 and 2023, there was ₹ 469 and ₹ 516, respectively, of total unrecognized compensation cost related to unvested stock options. This cost is expected to be recognized over a weighted-average period of 1.69 years and 1.87 years, respectively.

[2] Certain of the Company's employees are eligible to receive share based payment awards that are settled in cash. These awards vest only upon satisfaction of certain service conditions which range from 1 to 4 years. A category of these awards are also linked to the overall performance of the company. These awards entitle the employees to a cash payment on the vesting date. The amount of the cash payment is determined based on the share price of the Company at the time of vesting. As of March 31, 2024 and 2023, there was ₹ 453 and ₹ 222, respectively, of total unrecognized compensation cost related to unvested awards. This cost is expected to be recognized over a weighted-average period of 1.81 years and 1.99 years, respectively. This scheme does not involve dealing in or subscribing to or purchasing securities of the Company, directly or indirectly

Consolidated Notes to Financial Statements

(All amounts in Indian Rupees millions, except share data and where otherwise stated)

2.30 Income taxes

a. Income tax expense/(benefit) recognised in the consolidated statement of profit and loss

Income tax expense recognised in the consolidated statement of profit and loss consists of the following:

Particulars	For the year ended March 31, 2024	For the year ended March 31, 2023
Current taxes		
Domestic	13,874	8,768
Foreign	5,585	(624)
	19,459	**8,144**
Deferred taxes		
Domestic	968	3,941
Foreign	(4,196)	3,327
	(3,228)	**7,268**
Total income tax expense recognised in the consolidated statement of profit and loss	**16,231**	**15,412**

b. Income tax expense/(benefit) recognised directly in Other Comprehensive income/(loss)

Income tax expense/(benefit) recognised directly in Other Comprehensive income/(loss) consist of the following:

Particulars	For the year ended March 31, 2024	For the year ended March 31, 2023
Tax effect on changes in fair value of investments	-	-
Tax effect on foreign currency translation difference	-	48
Tax effect on effective portion of change in fair value of cash flow hedges	(117)	(354)
Tax effect on actuarial gains/losses on defined benefit obligations	(4)	43
Total income tax (benefit) recognised in the other Comprehensive income/(loss)	**(121)**	**(263)**

c. Reconciliation of effective tax rate

The following is a reconciliation of the Company's effective tax rates for the years ended March 31, 2024 and March 31, 2023:

Particulars	For the year ended March 31, 2024	For the year ended March 31, 2023
Profit before income taxes	**72,010**	**60,485**
Enacted tax rate in India	25.17%	34.94%
Computed expected tax expense	**18,125**	**21,134**
Effect of:		
Differences between Indian and foreign tax rates	(743)	(3,809)
Unrecognised deferred tax assets/(recognition of previously unrecognised deferred tax assets), net	(817)	(760)
Expenses not deductible for tax purposes	612	201
Income exempt from income taxes	(39)	(769)
Foreign exchange differences	(89)	(204)
Income from sale of capital assets	(48)	(602)
Others	(770)	221
Income tax expense	**16,231**	**15,412**
Effective tax rate	**22.54%**	**25.48%**

The Company's effective tax rate for the year ended March 31, 2024, was lower as compared to the year ended March 31, 2023. This reduction was primarily on account of a decrease in the corporate income tax rate of the parent company as a result of the adoption of the corporate tax rate under section 115BAA of the Income Tax Act of India. Also, the tax expense/(benefit), net

Consolidated Notes to Financial Statements

(All amounts in Indian Rupees millions, except share data and where otherwise stated)

2.30 Income taxes (continued)

recorded for the year ended March 31, 2024, include certain credits and reversals arising on account of resolution/conclusion of tax matters pertaining to past assessment year. However, the impact of such decrease in the corporate income tax rate was partially offset by following factors -

(a) changes in the jurisdictional mix of earnings: There was an increase in the proportion of the Company's profits coming from higher tax jurisdictions and a decrease in the proportion of profits from lower tax jurisdictions for the year ended March 31, 2024, as compared to the year ended March 31, 2023.

(b) the Company had higher income from sale of capital assets in the year ended March 31, 2023 which was taxed at a lower rate compared to the corporate tax rate; and

(c) during the year ended March 31, 2023, the parent company was eligible to claim certain tax deductions for income generated from its units located in special economic zones, which deductions were not available during the year ended March 31, 2024.

Overall, while the adoption of the new corporate tax rate contributed towards reduction in the Company's effective tax rate, various factors as described above played a role in partially offsetting this impact for the period ended March 31, 2024.

The company has considered the impact of recent tax regulations and developments, including updates to its estimate on the impact of adoption of the Taxation Laws (Amendment) Act 2019, in determining its "Tax expense/(benefit)" for the years ended March 31, 2024 and March 31, 2023.

d. Unrecognised deferred tax assets and liabilities

The details of unrecognised deferred tax assets and liabilities are summarised below:

Particulars	As at March 31, 2024	As at March 31, 2023
Deductible temporary differences, net	207	267
Operating tax loss carry-forward	3,393	4,072
	3,600	**4,339**

During the year ended March 31, 2024 and March 31, 2023, the Company recognized deferred tax assets on certain operating tax losses, primarily pertaining to Dr. Reddy's Laboratories SA, Switzerland, to the extent the Company believes based on forecasted revenues and profits, that it is probable there will be available taxable profits against which such tax losses can be utilized.

Deferred tax liability is not provided on undistributed earnings of ₹ 41,369 and ₹ 31,724 as of March 31, 2024 and 2023, respectively of subsidiaries, where it is expected that earnings of the subsidiaries will not be distributed in the foreseeable future. Generally, the Company indefinitely reinvests all of the accumulated undistributed earnings of subsidiaries, and accordingly, has not recorded any deferred taxes in relation to such undistributed earnings of its subsidiaries.

Consolidated Notes to Financial Statements

(All amounts in Indian Rupees millions, except share data and where otherwise stated)

2.30 Income taxes (continued)

e. Deferred tax assets and liabilities

The tax effects of significant temporary differences that resulted in deferred tax assets and liabilities and a description of the items that created these differences is given below:

Particulars	As at March 31, 2024		As at March 31, 2023	
	Asset	Liability	Asset	Liability
Deferred tax assets/(liabilities):				
Inventory	4,405	(41)	3,387	(41)
Trade receivables	4,654	(132)	1,795	(83)
Right to use asset	-	(750)	-	(427)
Operating tax loss and interest loss carry-forward	2,426	-	2,124	-
Current liabilities and provisions	2,182	(13)	2,193	(13)
Property, plant and equipment	315	(3,855)	677	(3,808)
Lease liability	854	-	539	-
Investments	33	(457)	100	(12)
Others	208	(92)	186	(325)
Net deferred tax assets/(liabilities)	**15,077**	**(5,340)**	**11,001**	**(4,709)**
Set-off of taxes	(4,499)	4,499	(3,949)	3,949
Net deferred tax assets	**10,578**	**(841)**	**7,052**	**(760)**

In assessing whether the deferred income tax assets will be realized, management considers whether some portion or all of the deferred income tax assets will not be realized. The ultimate realization of the deferred income tax assets and tax loss carry-forwards is dependent upon the generation of future taxable income during the periods in which the temporary differences become deductible. Management considers the scheduled reversals of deferred tax liabilities, projected future taxable income and tax planning strategy in making this assessment. Based on the level of historical taxable income and projections of future taxable income over the periods in which the deferred tax assets are deductible, management believes that the Company will realize the benefits of those recognized deductible differences and tax loss carry-forwards. Recoverability of deferred tax assets is based on estimates of future taxable income. Any changes in such future taxable income would impact the recoverability of deferred tax assets.

Operating loss carry-forward consists of business losses, unabsorbed depreciation and unabsorbed interest carry-forwards. A portion of this total loss can be carried indefinitely and the remaining amounts expire at various various dates ranging from 2025 through 2040.

f. Movement in deferred tax assets and liabilities during the years ended March 31, 2024 and March 31, 2023

The details of movement in deferred tax assets and liabilities are summarised below:

Particulars	As at April 1, 2023	Recognised in the consolidated statement of profit and loss	Recognised in Other Comprehensive income/(loss)	As at March 31, 2024
Deferred tax assets/(liabilities)				
Inventory	3,346	1,018	-	4,364
Trade receivables	1,712	2,810	-	4,522
Right to use asset	(427)	(323)	-	(750)
Operating tax loss and interest loss carry-forward	2,124	302	-	2,426
Current liabilities and provisions	2,180	(132)	121	2,169
Property, plant and equipment	(3,131)	(409)	-	(3,540)
Lease liability	539	315	-	854
Investments	88	(512)	-	(424)
Others	(139)	255	-	116
Net deferred tax assets	**6,292**	**3,324**	**121**	**9,737**

Consolidated Notes to Financial Statements

(All amounts in Indian Rupees millions, except share data and where otherwise stated)

2.30 Income taxes (continued)

Particulars	As at April 1, 2022	Recognised in the consolidated statement of profit and loss	Recognised in Other Comprehensive income/(loss)	As at March 31, 2023
Deferred tax assets/(liabilities)				
Inventory	3,164	182	-	3,346
Minimum Alternate Tax	3,930	(3,930)	-	-
Trade receivables	5,683	(3,971)	-	1,712
Right to use asset	(554)	127	-	(427)
Operating tax loss and interest loss carry-forward	2,153	(29)		2,124
Current liabilities and provisions	1,079	791	311	2,181
Property, plant and equipment	(3,250)	119	-	(3,131)
Lease liability	667	(128)	-	539
Investments	287	(199)	-	88
Others	(403)	311	(48)	(140)
Net deferred tax assets	**12,756**	**(6,725)**	**263**	**6,292**

The amounts recognised in the consolidated statement of profit and loss during the years ended March 31, 2024 and March 31, 2023 include ₹ 97 and 542 respectively, which represent exchange differences arising due to foreign currency translations.

g. Uncertain tax positions

The Company is contesting various disallowances by the Income Tax authorities. The associated tax impact for disallowances being more likely than not to be accepted by Tax authorities is ₹ 2,965 and ₹ 3,384 as of March 31, 2024 and 2023, respectively. Accordingly, no provision is made in these consolidated financial statements as of March 31, 2024.

h. The amount of ₹ 2,687 in Current tax assets for the comparative year ending March 31, 2023, has been re classed to Non-current tax assets to comply with the presentation requirements in the consolidated statements of financial position and better represent the expected recovery of such assets.

2.31 Financial instruments

Financial instruments by category

The carrying value and fair value of financial instruments as at March 31, 2024 and March 31, 2023 were as follows:

Particulars	Category	As at March 31, 2024		As at March 31, 2023	
		Total carrying value	Total fair value/ amortised cost	Total carrying value	Total fair value/ amortised cost
Financial assets					
Cash and cash equivalents	Amortised Cost	7,107	7,107	5,779	5,779
Other bank balances	Amortised Cost	10,170	10,170	11,523	11,523
Investments[1]	Refer Note 2.7 A	45,109	45,109	45,156	45,156
Trade receivables	Amortised Cost	80,298	80,298	72,485	72,485
Derivative instruments	FVTPL	169	169	1,232	1,232
Other financial assets	Amortised Cost	23,739	23,739	5,677	5,677
Total		**166,592**	**166,592**	**141,852**	**141,852**

Consolidated Notes to Financial Statements

(All amounts in Indian Rupees millions, except share data and where otherwise stated)

2.31 Financial instruments (continued)

Particulars	Category	As at March 31, 2024		As at March 31, 2023	
		Total carrying value	Total fair value/ amortised cost	Total carrying value	Total fair value/ amortised cost
Financial liabilities					
Trade payables	Amortised Cost	26,144	26,144	22,684	22,684
Long-term borrowings	Amortised Cost	3,800	3,800	-	-
Short-term borrowings	Amortised Cost	12,723	12,723	11,190	11,190
Lease liabilities	Amortised Cost	3,497	3,497	2,282	2,282
Derivative instruments	FVTPL	468	468	137	137
Other financial liabilities	Amortised Cost	34,540	34,540	29,175	29,175
Total		**81,172**	**81,172**	**65,468**	**65,468**

[1] Interest accrued but not due on investments is included in other financial assets.

Fair value hierarchy

Level 1 - Quoted prices (unadjusted) in active markets for identical assets or liabilities

Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e., as prices) or indirectly (i.e., derived from prices).

Level 3 - Inputs for the assets or liabilities that are not based on observable market data (unobservable inputs).

The following table presents the fair value hierarchy of assets and liabilities measured at fair value on a recurring basis as at March 31, 2024:

Particulars	Level 1	Level 2	Level 3	Total
FVTPL - Financial asset - Investments in units of mutual funds	40,597	-	-	40,597
FVTPL - Financial asset - Investment in limited liability partnership firm[2]			644	644
FVTPL - Financial asset - Investment in equity securities	136	-	1	137
FVTPL - Financial asset - Investment in Others	-	-	166	166
FVTOCI - Financial asset - Investment in equity securities	248	-	-	248
Derivative financial instruments – net gain/(loss) on outstanding foreign exchange forward, option and swap contracts and interest rate swap contracts[1]	-	(299)	-	(299)

The following table presents the fair value hierarchy of assets and liabilities measured at fair value on a recurring basis as at March 31, 2023:

Particulars	Level 1	Level 2	Level 3	Total
FVTPL - Financial asset - Investments in units of mutual funds	38,180	-	-	38,180
FVTPL - Financial asset - Investment in limited liability partnership firm[2]			378	378
FVTPL - Financial asset - Investment in equity securities	70	-	1	71
FVTOCI - Financial asset - Investment in equity securities	281	-	-	281
FVTOCI – Financial asset – Investment in market linked debentures	994	-	-	994
Derivative financial instruments – net gain/(loss) on outstanding foreign exchange forward, option and swap contracts and interest rate swap contracts[1]	-	1095	-	1095

[1] The Company enters into derivative financial instruments with various counterparties, principally financial institutions and banks. Derivatives valued using valuation techniques with market observable inputs are mainly interest rate swaps, foreign exchange forward option and swap contracts. The most frequently applied valuation techniques include forward pricing, swap models and Black-Scholes-Merton models (for option valuation), using present value calculations. The models incorporate various inputs including foreign exchange forward rates, interest rate curves and forward rate curves.

[2] Fair value of these instruments is determined based on independent valuation report, which considers net asset value method.

Consolidated Notes to Financial Statements

(All amounts in Indian Rupees millions, except share data and where otherwise stated)

2.31 Financial instruments (continued)

As at March 31, 2024 and March 31, 2023, the changes in counterparty credit risk had no material effect on the hedge effectiveness assessment for derivatives designated in hedge relationships and other financial instruments recognised at fair value.

Derivative financial instruments

The Company had a derivative financial asset and derivative financial liability of ₹ 169 and ₹ 468, respectively, as at March 31, 2024 as compared to derivative financial asset and derivative financial liability of ₹ 1,232 and ₹ 137, respectively, as at March 31, 2023 towards these derivative financial instruments.

Details of gain/(loss) recognised in respect of derivative contracts

The following table presents details in respect of the gain/(loss) recognised in respect of derivative contracts to hedge highly probable forecast transactions during the applicable year ended :

Particulars	For the year ended March 31, 2024	For the year ended March 31, 2023
Net (loss)/gain recognised as a part of consolidated statement of profit and loss in respect of foreign exchange derivative contracts and cross currency interest rate swaps contracts	(10)	62
Net (loss) recognised in OCI in respect of hedges of highly probable forecast transactions, Net of amounts reclassified from OCI and recognised as component of revenue	(470)	(905)
Net gain/(loss) reclassified from OCI and recognised as component of revenue occurrence of forecasted transaction	1,368	(4,375)

The net carrying amount of the Company's "hedging reserve" as a component of equity before adjusting for tax impact was a gain of ₹ 91 as at March 31, 2024, as compared to a gain of ₹ 379 as at March 31, 2023.

Outstanding foreign exchange derivative contracts –

The following table gives details in respect of the notional amount of outstanding foreign exchange derivative contracts as at March 31, 2024:

Category	Instrument	Currency[1]	Cross Currency[1]	Amounts in millions	Buy/Sell
Hedges of recognised assets and liabilities	Forwards	RUB	INR	RUB 1,227	Sell
	Forwards	US$	INR	US$ 445	Sell
	Forwards	ZAR	INR	ZAR 133	Sell
	Forwards	GBP	INR	GBP 17	Sell
	Forwards	AU$	INR	AU$ 7	Sell
	Forwards	EUR	INR	EUR 5	Sell
	Forwards	US$	BRL	US$ 6	Buy
	Forwards	US$	CLP	US$ 3	Buy
	Forwards	US$	COP	US$ 11	Buy
	Forwards	US$	RON	US$ 20	Buy
	Forwards	EUR	US$	EUR 99	Buy
	Forwards	GBP	US$	GBP 55	Buy
	Forwards	US$	AU$	US$ 4	Buy
	Options	US$	INR	US$ 20	Sell
	Options	RUB	US$	RUB 2000	Sell
	Currency Swap	EUR	BRL	EUR 7	Buy
Hedges of highly probable forecasted transactions	Forwards	US$	INR	US$ 11	Sell
	Options	RUB	INR	RUB 1500	Sell
	Options	US$	INR	US$ 903	Sell
	Forwards	RUB	INR	RUB 1050	Sell

Consolidated Notes to Financial Statements

(All amounts in Indian Rupees millions, except share data and where otherwise stated)

2.31 Financial instruments (continued)

The following table gives details in respect of the notional amount of outstanding foreign exchange derivative contracts as at March 31, 2023.

Category	Instrument	Currency[1]	Cross Currency[1]	Amounts in millions	Buy/Sell
Hedges of recognised assets and liabilities	Forward contract	RUB	INR	RUB 2,614	Sell
	Forward contract	US$	INR	US$ 456	Sell
	Forward contract	ZAR	INR	ZAR 84	Sell
	Forward contract	GBP	INR	GBP 13	Sell
	Forward contract	AUD	INR	AUD 10	Sell
	Forward contract	CAD	INR	CAD 2	Sell
	Forward contract	EUR	INR	EUR 1	Sell
	Forward contract	US$	BRL	US$ 2	Buy
	Forward contract	US$	CLP	US$ 3	Buy
	Forward contract	US$	COP	US$ 9	Buy
	Forward contract	US$	MXN	US$ 10	Buy
	Forward contract	US$	RON	US$ 21	Buy
	Forward contract	EUR	US$	EUR 65	Buy
	Forward contract	GBP	US$	GBP 52	Buy
	Forward contract	US$	AU$	US$ 4	Buy
	Option contract	US$	INR	US$ 45	Sell
Hedges of highly probable forecast transactions	Forward contract	US$	INR	US$ 172	Sell
	Forward contract	RUB	INR	RUB 3,380	Sell
	Forward contract	AUD	INR	AUD 4	Sell
	Option contract	US$	INR	US$ 657	Sell
	Option contract	RUB	US$	RUB 4,000	Sell

[1] *"INR" means Indian Rupees, "US$" means United States dollars, "RON" means Romanian new leus, "GBP" means U.K. pounds sterling, "AUD" means Australian dollars, "CHF" means Swiss francs, "ZAR" means South African rands, "EUR" means Euros, "BRL" means Brazilian reals, "CLP" means Chilean pesos, "COP" means Colombian pesos, "KZT" means Kazakhstan tenges, "MXN" means Mexican pesos, "UAH" means Ukrainian hryvnias, "RUB" means Russian roubles and "THB" means Thai bahts.*

The table below summarises the periods when the cash flows associated with highly probable forecast transactions that are classified as cash flow hedges are expected to occur:

Particulars	As at March 31, 2024	As at March 31, 2023
Cash flows in United States dollars		
Not later than one month	7,256	5,505
Later than one month and not later than three months	14,512	11,011
Later than three months and not later than six months	19,267	16,516
Later than six months and not later than one year	34,279	30,567
	75,314	**63,599**
Cash Flows in Russian roubles		
Not later than one month	767	560
Later than one month and not later than three months	1,535	1,665
Later than three months and not later than six months	-	4,545
Later than six months and not later than one year	-	1,030
	2,302	**7,800**
Cash flows in Australian Dollars		
Not later than one month	-	-
Later than one month and not later than three months	-	28
Later than three months and not later than six months	-	55
Later than six months and not later than one year	-	149
	-	**232**

Consolidated Notes to Financial Statements

(All amounts in Indian Rupees millions, except share data and where otherwise stated)

2.31 Financial instruments (continued)

Hedges of changes in the interest rates

Consistent with its risk management policy, the Company uses interest rate swaps (including cross currency interest rate swaps) to mitigate the risk of changes in interest rates. The Company does not use them for trading or speculative purposes

A net gain/loss of ₹ Nil, representing the changes in the fair value of interest rate swaps used as hedging instrument in a cash flow hedge is recognised in the statement of other comprehensive income. For balance interest rate swaps, the changes in fair value (including cross currency interest rate swaps) are recognised as part of the foreign exchange gains and losses and finance costs. Accordingly the Company has recorded, as part of finance costs, a net loss of ₹ (77) and ₹ Nil for the year ended 31 March 2024 and 31 March 2023, respectively.

The Company had outstanding cross currency swap against INR Borrowing of ₹ Nil as at March 31, 2024 and ₹ Nil as on March 31, 2023. The swap hedges the principal repayment of underlying INR liability and transforms it into US$ Principal repayment liability.

2.32 Financial risk management

The Company's activities expose it to a variety of financial risks, including market risk, credit risk and liquidity risk.
The Company's primary risk management focus is to minimise potential adverse effects of market risk on its financial performance. The Company's risk management assessment and policies and processes are established to identify and analyse the risks faced by the Company, to set appropriate risk limits and controls, and to monitor such risks and compliance with the same. Risk assessment and management policies and processes are reviewed regularly to reflect changes in market conditions and the Company's activities. The Board of Directors and the Audit Committee is responsible for overseeing the Company's risk assessment and management policies and processes.

a. Market risk

Market risk is the risk of loss of future earnings, fair values or future cash flows that may result from adverse changes in market rates and prices (such as interest rates, foreign currency exchange rates and commodity prices) or in the price of market risk-sensitive instruments as a result of such adverse changes in market rates and prices. Market risk is attributable to all market risk-sensitive financial instruments, all foreign currency receivables and payables and all short-term and long-term debt. The Company is exposed to market risk primarily related to foreign exchange rate risk, interest rate risk and the market value of its investments. Thus, the Company's exposure to market risk is a function of investing and borrowing activities and revenue generating and operating activities in foreign currencies.

Foreign exchange risk

The Company's foreign exchange risk arises from its foreign operations, foreign currency revenues and expenses, (U.K. pounds sterling, Russian roubles, Brazilian reals, Swiss francs, South African rands, Kazakhstan tenges, Romanian new leus, Austrailian dollars and Euros) and foreign currency borrowings (in United States dollars, Russian roubles, Mexican pesos, Ukrainian hryvnias and Brazilian reals). A significant portion of the Company's revenues are in these foreign currencies, while a significant portion of its costs are in Indian rupees. As a result, if the value of the Indian rupee appreciates relative to these foreign currencies, the Company's revenues measured in Indian rupees may decrease. The exchange rate between the Indian rupee and these foreign currencies has changed substantially in recent periods and may continue to fluctuate substantially in the future. Consequently, the Company uses both derivative and non-derivative financial instruments, such as foreign exchange forward contracts, option contracts, currency swap contracts and foreign currency financial liabilities, to mitigate the risk of changes in foreign currency exchange rates in respect of its highly probable forecast transactions and recognised assets and liabilities.

The details in respect of the outstanding foreign exchange forward and option contracts are given in note 2.31 to these consolidated financial statements.

Consolidated Notes to Financial Statements

(All amounts in Indian Rupees millions, except share data and where otherwise stated)

2.32 Financial risk management (continued)

In respect of the Company's forward and option contracts, a 10% increase/(decrease) in the respective exchange rates of each of the currencies underlying such contracts would have resulted in:

- ₹ 7,041/(7,269) increase/(decrease) in the Company's hedging reserve before tax and a ₹ 2,203/(2,315) increase/(decrease) in the Company's profit from such contracts, as at March 31, 2024
- ₹ 5,902/(5,905) increase/(decrease) in the Company's hedging reserve before tax and a ₹ 3,118/(3,118) increase/(decrease) in the Company's profit from such contracts, as at March 31, 2023;

The following table analyses foreign currency risk from non-derivative financial instruments as at March 31, 2024:

Particulars	United States dollars	Euros	Russian roubles	Others(1)	Total
Assets					
Cash and cash equivalents	336	200	70	70	676
Investments	88	-	-	-	88
Trade receivables	60,435	246	1,161	279	62,121
Other financial assets	247	16	3	17	283
Total	**61,106**	**462**	**1,234**	**366**	**63,168**
Liabilities					
Trade payables	9,206	2,278	468	235	12,187
Short term borrowings	-	646	-	-	646
Lease liabilities	1,165	-	16	285	1,466
Other financial liabilities	7,942	326	549	489	9,306
Total	**18,313**	**3,250**	**1,033**	**1,009**	**23,605**

(1) Others primarily consists of U.K. pounds sterling, Swiss francs, Romanian new leus Chinese Yuans (Renminbi), Canadian Dollars and Ukrainian hryvnia.

The following table analyses foreign currency risk from non-derivative financial instruments as at March 31, 2023:

Particulars	United States dollars	Euros	Russian roubles	Others(1)	Total
Assets					
Cash and cash equivalents	2,613	228	60	131	3,032
Investments	6,263	-	-	-	6,263
Trade receivables	51,106	266	978	294	52,644
Other financial assets	627	31	1,250	14	1,922
Total	**60,609**	**525**	**2,288**	**439**	**63,861**
Liabilities					
Trade payables	9,745	2,496	530	302	13,073
Short-term borrowings	1,346	90	19	102	1,557
Other financial liabilities	8,433	81	104	540	9,158
Total	**19,524**	**2,667**	**653**	**944**	**23,788**

(1) Others primarily consists of U.K. pounds sterling, Swiss francs, Romanian new leus, Chinese Yuans (Renminbi), Canadian Dollars and Ukrainian hryvnia.

For the years ended March 31, 2024 and March 31, 2023, every 10% depreciation/appreciation in the foreign exchange rate between the Indian rupee and the respective currencies for the above-mentioned financial assets/liabilities would affect the Company's net profit by ₹ 3,956 and ₹ 4,007, respectively.

Consolidated Notes to Financial Statements

(All amounts in Indian Rupees millions, except share data and where otherwise stated)

2.32 Financial risk management (continued)

Interest rate risk

As at March 31, 2024, the Company had loans with floating interest rates as follows:

₹ 2,500 of loans carrying a floating interest rate of 3 Months India Treasury Bill plus 5 bps;

₹ 4,600 of loans carrying a floating interest rate of 3 Months India Treasury Bill + 10 bps;

₹ 3800 of loans carrying a floating interest rate of 3 Months India Treasury Bill + 84 bps;

₹ 2,302 of loans carrying a floating interest rate of Key rate + spread ranging from 2.53% to 2.76% ; and

₹ 2,674 of loans carrying a floating interest rate of TIIE+1.35%.

As of March 31, 2023, the Company had ₹ 648 of loans carrying a floating interest rate of CDI+1.2% and ₹ 2,414 of loans carrying a floating interest rate of TIIE+1.15%.

For details of the Company's short-term and long-term loans and borrowings, including interest rate profiles, refer to Note 17 of these consolidated financial statements.

For the years ended March 31, 2024 and March 31, 2023 every 10% increase or decrease in the floating interest rate component (i.e., CDI, and TIIE) applicable to its loans and borrowings would affect the Company's net profit by ₹ 144, ₹ 37 respectively.

The carrying value of the Company's borrowings, interest component of which was designated in a cash flow hedge, was ₹ 0 as of March 31, 2024 and 2023.

The Company's investments in term deposits (i.e., certificates of deposit) with banks and short-term liquid mutual funds are for short durations, and therefore do not expose the Company to significant interest rates risk.

"CDI" means Brazilian interbank deposit rate (Certificado de Depósito Interbancário) and "TIIE" means the Equilibrium Inter-banking Interest Rate (Tasa de Interés Interbancaria de Equilibrio),.

Commodity rate risk

Exposure to market risk with respect to commodity prices primarily arises from the Company's purchases and sales of active pharmaceutical ingredients, including the raw material components for such active pharmaceutical ingredients. These are commodity products, whose prices may fluctuate significantly over short periods of time. The prices of the Company's raw materials generally fluctuate in line with commodity cycles, although the prices of raw materials used in the Company's active pharmaceutical ingredients business are generally more volatile. Cost of raw materials forms the largest portion of the Company's operating expenses. Commodity price risk exposure is evaluated and managed through operating procedures and sourcing policies. As at March 31, 2024, the Company had not entered into any material derivative contracts to hedge exposure to fluctuations in commodity prices.

b. Credit risk

Credit risk is the risk of financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its contractual obligations, and arises principally from the Company's receivables from customers and investment securities.
The Company establishes an allowance for doubtful debts and impairment that represents its estimate of expected losses in respect of trade and other receivables and investments.

Trade and other receivables

The Company's exposure to credit risk is influenced mainly by the individual characteristics of each customer. The demographics of the customer, including the default risk of the industry and country in which the customer operates, also has an influence on

Consolidated Notes to Financial Statements

(All amounts in Indian Rupees millions, except share data and where otherwise stated)

2.32 Financial risk management (continued)

credit risk assessment. Credit risk is managed through credit approvals, establishing credit limits and continuously monitoring the creditworthiness of customers to which the Company grants credit terms in the normal course of business.

Investments

The Company limits its exposure to credit risk by generally investing in liquid securities and only with counterparties that have a good credit rating. The Company does not expect any losses from non-performance by these counter-parties, and does not have any significant concentration of exposures to specific industry sectors or specific country risks.

Details of financial assets – not due, past due and impaired

None of the Company's cash equivalents, including term deposits (i.e., certificates of deposit) with banks, were past due or impaired as at March 31, 2024. The Company's credit period for trade receivables payable by its customers generally ranges from 20 - 180 days.

The ageing of trade receivables is given below:

Particulars	As at March 31, 2024	As at March 31, 2023
Neither past due nor impaired	71,350	65,528
Past due		
Less than 365 days	8,648	7,092
More than 365 days	412	-
Past due – Impaired		
Less than 365 days	32	-
More than 365 days	1,307	1,123
	81,749	**73,743**
Less: Allowance for credit losses	(1,451)	(1,258)
Total	**80,298**	**72,485**

See Note 2.7 B of these consolidated financial statements for the activity in the allowance for credit losses.

Other than trade receivables, the Company has no significant class of financial assets that is past due but not impaired.

c. Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they become due. The Company manages its liquidity risk by ensuring, as far as possible, that it will always have sufficient liquidity to meet its liabilities when due, under both normal and stressed conditions, without incurring unacceptable losses or risk to the Company's reputation.

As at March 31, 2024, and March 31, 2023, the Company had uncommitted lines of credit from banks of ₹ 61,131 and ₹ 68,516 respectively.

As at March 31, 2024, the Company had working capital of ₹ 152,173, including cash and cash equivalents of ₹ 7,107, investments in term deposits with banks bonds and commercial paper of ₹ 33,599, and investments in mutual funds of ₹ 40,597.

As at March 31, 2023, the Company had working capital of ₹ 118,534, including cash and cash equivalents of ₹ 5,779, investments in term deposits with banks bonds and commercial paper of ₹ 16,745, and investments in mutual funds of ₹ 38,180.

The table below provides details regarding the contractual maturities of significant financial liabilities (other than long-term borrowings and obligations under leases, which have been disclosed in note 2.11 A to these consolidated financial statements) as at March 31, 2024:

Consolidated Notes to Financial Statements

(All amounts in Indian Rupees millions, except share data and where otherwise stated)

2.32 Financial risk management (continued)

Particulars	on demand	2024	2025	2026	2027	Thereafter	Total
Trade payables	-	26,144	-	-	-	-	26,144
Short-term borrowings	4,600	8,123	-	-	-	-	12,723
Derivative instruments	-	468	-	-	-	-	468
Other financial liabilities	-	34,540	-	-	-	-	34,540

The table below provides details regarding the contractual maturities of significant financial liabilities (other than long-term borrowings and obligations under finance leases, which have been disclosed in note 2.11 A to these consolidated financial statements) as at March 31, 2023:

Particulars	2023	2024	2025	2026	Thereafter	Total
Trade payables	22,684	-	-	-	-	22,684
Short-term borrowings	11,190	-	-	-	-	11,190
Derivative instruments	137	-	-	-	-	137
Other financial liabilities	29,175	-	-	-	-	29,175

2.33 Contingent liabilities and commitments

The Company is involved in disputes, lawsuits, claims, governmental and/or regulatory inspections, inquiries, investigations and proceedings (collectively, "Legal Proceedings"), including patent and commercial matters that arise from time to time in the ordinary course of business. Most of the claims involve complex issues. Often, these issues are subject to uncertainties and therefore the probability of a loss, if any, being sustained and an estimate of the amount of any loss is often difficult to ascertain. Consequently, for a majority of these claims, it is not possible to make a reasonable estimate of the expected financial effect, if any, that will result from ultimate resolution of the proceedings. This is due to a number of factors, including: the stage of the proceedings (in many cases trial dates have not been set) and the overall length and extent of pre-trial discovery; the entitlement of the parties to an action to appeal a decision; clarity as to theories of liability; damages and governing law; uncertainties in timing of litigation; and the possible need for further legal proceedings to establish the appropriate amount of damages, if any. In these cases, the Company, based on internal and external legal advice, assesses the need to make a provision or discloses information with respect to the nature and facts of the case.

The Company also believes that disclosure of the amount sought by plaintiffs, if that is known, would not be meaningful with respect to those legal proceedings.

Although there can be no assurance regarding the outcome of any of the Legal Proceedings referred to in this Note, the Company does not expect them to have a materially adverse effect on its financial position, results of operations or cash flows, as it believes that the likelihood of loss in excess of amounts accrued (if any) is not probable. However, if one or more of such Legal Proceedings were to result in judgments against the Company, such judgments could be material to its results of operations or cash flows in a given period.

Product and patent related matters

Matters relating to National Pharmaceutical Pricing Authority

Norfloxacin, India litigation

The Company manufactures and distributes Norfloxacin, a formulations product, and in limited quantities, the active pharmaceutical ingredient norfloxacin. Under the Drugs (Prices Control) Order (the "DPCO"), the National Pharmaceutical Pricing Authority (the "NPPA") established by the Government of India had the authority to designate a pharmaceutical product as a "specified product" and fix the maximum selling price for such product. In 1995, the NPPA issued a notification and designated Norfloxacin as a "specified product" and fixed the maximum selling price. In 1996, the Company filed a statutory Form III before the NPPA for the upward revision of the maximum selling price and a writ petition in the Andhra Pradesh High

Consolidated Notes to Financial Statements

(All amounts in Indian Rupees millions, except share data and where otherwise stated)

2.33 Contingent liabilities and commitments (continued)

Court (the "High Court") challenging the validity of the designation on the grounds that the applicable rules of the DPCO were not complied with while fixing the maximum selling price. The High Court had previously granted an interim order in favour of the Company; however it subsequently dismissed the case in April 2004.

The Company filed a review petition in the High Court in April 2004 which was also dismissed by the High Court in October 2004. Subsequently, the Company appealed to the Supreme Court of India, New Delhi (the "Supreme Court") by filing a Special Leave Petition.

During the year ended March 31, 2006, the Company received a notice from the NPPA demanding the recovery of the price charged by the Company for sales of Norfloxacin in excess of the maximum selling price fixed by the NPPA, which was ₹ 285 including interest.

The Company filed a writ petition in the High Court challenging this demand order. The High Court admitted the writ petition and granted an interim order, directing the Company to deposit 50% of the principal amount claimed by the NPPA, which was ₹ 77. The Company deposited this amount with the NPPA in November 2005. In February 2008, the High Court directed the Company to deposit an additional amount of ₹ 30, which was deposited by the Company in March 2008. In November 2010, the High Court allowed the Company's application to include additional legal grounds that the Company believed strengthened its defence against the demand.

For example, the Company added as grounds that trade margins should not be included in the computation of amounts overcharged, and that it was necessary for the NPPA to set the active pharmaceutical ingredient price before the process of determining the ceiling on the formulation price. In October 2013, the Company filed an additional writ petition before the Supreme Court challenging the inclusion of Norfloxacin as a "specified product" under the DPCO. In January 2015, the NPPA filed a counter affidavit stating that the inclusion of Norfloxacin was based upon the recommendation of a committee consisting of experts in the field. On July 20, 2016, the Supreme Court remanded the matters concerning the inclusion of Norfloxacin as a "specified product" under the DPCO back to the High Court for further proceedings. During the three months ended September 30, 2016, the Supreme Court dismissed the Special Leave Petition pertaining to the fixing of prices for Norfloxacin formulations.

During the three months ended December 31, 2016, a writ petition pertaining to Norfloxacin was filed by the Company with the Delhi High Court. In addition, the Company have filed writ petitions challenging the inclusion and designation of Theophylline/ Doxofylline, Cloxacillin and Ciprofloxacin as "specified products" as per DPCO 1995 and the related Demand Notices issued thereunder. The matters are tagged along with the Norfloxacin matter and have been adjourned to July 19, 2024 for hearing

Based on its best estimate, the Company has recorded a provision for potential liability for sale proceeds in excess of the notified selling prices, including the interest thereon, and believes that the likelihood of any further liability that may arise on account of penalties pursuant to this litigation is not probable.

Litigation relating to Cardiovascular and Anti-diabetic formulations

In July 2014, the NPPA, pursuant to the guidelines issued in May 2014 and the powers granted by the Government of India under the Drugs (Price Control) Order, 2013, issued certain notifications regulating the prices for 108 formulations in the cardiovascular and antidiabetic therapeutic areas. The Indian Pharmaceutical Alliance ("IPA"), in which the Company is a member, filed a writ petition in the Bombay High Court challenging the notifications issued by the NPPA on the grounds that they were ultra vires, ex facie and ab initio void. The Bombay High Court issued an order to stay the writ in July 2014. On September 26, 2016, the Bombay High Court dismissed the writ petition filed by the IPA and upheld the validity of the notifications/orders passed by the NPPA in July 2014. Further, on October 25, 2016, the IPA filed a Special Leave Petition with the Supreme Court, which was dismissed by the Supreme Court.

Consolidated Notes to Financial Statements

(All amounts in Indian Rupees millions, except share data and where otherwise stated)

2.33 Contingent liabilities and commitments (continued)

During the three months ended December 31, 2016, the NPPA issued show-cause notices relating to allegations that the Company exceeded the notified maximum prices for 11 of its products. The Company has responded to these notices.

On March 20, 2017, the IPA filed an application before the Bombay High Court for the recall of the judgment of the Bombay High Court dated September 26, 2016. This recall application filed by the IPA was dismissed by the Bombay High Court on October 4, 2017. Further, on December 13, 2017, the IPA filed a Special Leave Petition with the Supreme Court for the recall of the judgment of the Bombay High Court dated October 4, 2017, which was dismissed by Supreme Court on January 10, 2018.

During the three months ended March 31, 2017, the NPPA issued notices to the Company demanding payments relating to the foregoing products for the allegedly overcharged amounts, along with interest. On July 13, 2017, in response to a writ petition which the Company had filed, the Delhi High Court set aside all the demand notices of the NPPA and directed the NPPA to provide a personal hearing to the Company and pass a speaking order. A personal hearing in this regard was held on July 21, 2017. On July 27, 2017, the NPPA passed a speaking order along with the demand notice directing the Company to pay an amount of ₹ 776. On August 3, 2017, the Company filed a writ petition challenging the speaking order and the demand notice. Upon hearing the matter on August 8, 2017, the Delhi High Court stayed the operation of the demand order and directed the Company to deposit ₹ 100 and furnish a bank guarantee for ₹ 676. Pursuant to the order, the Company deposited ₹ 100 on September 13, 2017 and submitted a bank guarantee of ₹ 676 dated September 15, 2017 to the Registrar General, Delhi High Court. On November 22, 2017, the Delhi High Court directed the Union of India to file a final counter affidavit within six weeks, subsequent to which the Company could file a rejoinder. On May 10, 2018, the counter affidavit was filed by the Union of India. The Company subsequently filed a rejoinder and both were taken on record by the Delhi High Court. The matter has been adjourned to July 31, 2024 for hearing.

Based on its best estimate, the Company has recorded a cumulative provision of ₹ 437 (₹ 395 upto March 31, 2023) under "Selling, general and administrative expenses" as a potential liability for sale proceeds in excess of the notified selling prices, including the interest thereon, and believes that the likelihood of any further liability that may arise on account of penalties pursuant to this litigation is not probable.

However, if the Company is unsuccessful in such litigation, it will be required to remit the sale proceeds in excess of the notified selling prices to the Government of India with interest and could potentially include penalties, which amounts are not readily ascertainable.

Other product and patent related matters

Ranitidine recall and litigation

On October 1, 2019, the Company initiated a voluntary nationwide recall (at the retail level for over-the-counter products and at the consumer level for prescription products) of its ranitidine medications sold in the United States due to the presence of N-Nitrosodimethylamine ("NDMA") above levels established by the U.S. FDA. On November 1, 2019, the U.S. FDA issued a statement indicating that it had found levels of NDMA in ranitidine from its testing generally that were "similar to the levels you would expect to be exposed to if you ate common foods like grilled or smoked meats." See https://www.fda.gov/news-events/press-announcements/statement-new-testing-results-including-low-levels-impurities-ranitidine-drugs . On April 1, 2020, the U.S. FDA issued a press release announcing that it was requesting manufacturers to withdraw all prescription and over-the-counter ranitidine drugs from the market immediately. See https://www.fda.gov/news-events/press-announcements/fda-requests-removal-all-ranitidine-products-zantac-market.

Individual federal court personal injury lawsuits, as well as various class actions, were transferred to the In re Zantac (Ranitidine) Products Liability Litigation Multidistrict Litigation in the Southern District of Florida, MDL-2924 ("MDL-2924"). The Company and/or one or more of its U.S. subsidiaries have been named as a defendant in over 3,275 lawsuits in MDL-2924. Approximately 3,000 of those cases have been filed since the MDL-2924 Court's Daubert ruling which triggered a deadline for filings by claimants in the census registry who agreed to file their lawsuits in federal court. The census registry established in MDL-2924

Consolidated Notes to Financial Statements

(All amounts in Indian Rupees millions, except share data and where otherwise stated)

2.33 Contingent liabilities and commitments (continued)

included tens of thousands of claimants who did not file complaints but preserved claims against the many pharmaceutical manufacturer, distributor and retailer defendants in MDL-2924. In August of 2022, the defendants exited all registry plaintiffs alleging non-designated cancers (i.e. types of cancers that are not being pursued by plaintiffs' leadership in the MDL-2924) and all registry plaintiffs alleging designated cancers who did not commit to filing a complaint in federal court. As a result, state court filings commenced. MDL-2924 also involves a proposed nationwide consumer class action and a proposed nationwide class action for medical monitoring. A third-party payor class action was dismissed without prejudice. On November 7, 2022, that dismissal was affirmed by the U.S. Court of Appeals for the Eleventh Circuit.

On December 31, 2020, the MDL-2924 Court ruled on multiple motions to dismiss in MDL-2924 and granted the generic manufacturers' (the Company is a generic manufacturer) motion to dismiss based on federal preemption. The plaintiffs' failure-to-warn and design defect claims against the Company were dismissed with prejudice, but the Court permitted plaintiffs to attempt to replead several claims/theories. Plaintiffs filed their amended complaints and the defendants, including the Company, filed motions to dismiss seeking dismissal of all claims against them on March 24, 2021. On July 8, 2021, the Court dismissed all claims, including the proposed nationwide consumer class action and proposed nationwide class action for medical monitoring, against the Company and other generic manufacturers with prejudice based on federal preemption. The MDL-2924 Court's dismissal decisions have been piecemeal appealed by plaintiffs to the U.S. Court of Appeals for the Eleventh Circuit, resulting in at least five rounds of appeals. Motions to dismiss rounds two and three of plaintiffs' appeals were filed, but no merits briefing or oral argument occurred. In addition, rounds two and three of plaintiffs' appeals were stayed in light of three separate bankruptcy proceedings involving co-defendants Par Pharmaceuticals (a subsidiary of Endo), Lannett Co. and Rite Aid.

While the generic manufacturer defendants were previously dismissed with prejudice from MDL-2924 on federal preemption grounds, the brand manufacturer defendants were not dismissed, and therefore continued to litigate. Following substantial briefing and argument, on December 6, 2022, the MDL-2924 Court entered an Omnibus Order on All Pending Daubert Motions and Defendants' Summary Judgment Motion. In so doing, the Court granted brand defendants' motions to exclude plaintiffs' expert witnesses and entered summary judgment in favor of the brand defendants as to all claims involving bladder, esophageal, gastric, liver, and pancreatic cancers (the "designated cancers"). The MDL-2924 Court then set a deadline of April 12, 2023 for plaintiffs to identify whether they plan to provide general causation expert reports as to any non-designated cancers. On July 14, 2023, the MDL-2924 Court entered an Order dismissing all non-designated cancer cases with prejudice as to all defendants (including generics) based on plaintiffs' failure to comply with prior Court Orders regarding the disclosure of experts. In addition, the MDL-2924 Court issued an order to show cause why summary judgment should not be entered for designated cancers as to all defendants and an order to show cause why summary judgment should not be entered against all plaintiffs for designated cancers, regardless of the date the case was filed. Briefing on the show cause orders took place in April and May of 2023. On May 15, 2023, the MDL-2924 Court issued an order entering summary judgment pursuant to rule 56(f), granting summary judgment on the basis of Daubert as to all defendants (including generics) in all cases alleging designated cancers filed before May 5, 2023. The MDL-2924 Court also issued a Third Order to Show Cause pertaining to the economic class action complaint, and dismissed all economic loss class action cases on July 26, 2023 for lack of standing. Since the MDL-2924 Court's Daubert decision, more than a thousand plaintiffs have filed Notices of Appeal. The MDL-2924 Court issued an indicative ruling, finding that, if the United States Court of Appeals for the 11th Circuit (the "11th Circuit") returns jurisdiction to the MDL-2924 District Court, it would grant summary judgment in favor of the generic defendants based on Daubert as to the designated cancers. In light of the indicative ruling, the non-brand defendants asked the 11th Circuit to remand the pending appeals back to the MDL-2924 Court, and the plaintiffs opposed. On September 8, 2023, the 11th Circuit severed the bankrupt defendant Par

Pharmaceuticals and remanded all appeals of cases naming brands and generics ("mixed-use cases") in the second, third, and fourth round of appeals back to the MDL-2924 Court. On September 26, 2023, the MDL-2924 Court entered Rule 58 judgment in favor of all defendants (excluding severed bankrupt defendant Par Pharmaceuticals) as to all designated cancer cases. The Court ordered further briefing regarding entry of final judgment in non-designated cancer cases that were on appeal but now have been remanded. On November 14, 2023, the MDL-2924 Court entered Rule 58 judgment in favor of all non-brand defendants (except for bankrupt Par), in non-designated cancer cases that had been appealed and remanded following the

Consolidated Notes to Financial Statements

(All amounts in Indian Rupees millions, except share data and where otherwise stated)

2.33 Contingent liabilities and commitments (continued)

indicative ruling. The 11th Circuit consolidated another set of appeals, representing a fifth round, under lead plaintiff Townsend. So far, the fifth round involves mostly brand-only cases along with a limited number of mixed-use cases. The defendants have not yet moved to remand the mixed-use case appeals lead plaintiff Townsend. On December 26, 2023, the 11th Circuit consolidated the appeals arising from the MDL-2924 for disposition before the same panel. The Court ordered the parties to brief generic preemption separately, but on the same schedule with all the other issues on appeal.

Several ranitidine-related actions are currently pending against the Company in state courts. The New Mexico State Attorney General filed suit against the Company's U.S. subsidiary, and multiple other manufacturers and retailers. The State of New Mexico asserted claims of statutory and common law public nuisance and negligence against the Company. The Company joined in an effort to transfer the case from the Santa Fe County Court to MDL-2924, but the case was remanded by the MDL-2924 Court to the Santa Fe County Court. Plaintiff filed an amended complaint on April 16, 2021. The defendants' motions to dismiss, including the Company's federal preemption motion to dismiss, were denied. The case is currently in the discovery stage. Trial has been scheduled on or after September 15, 2025. In November 2020, the City of Baltimore filed a similar action against the Company's U.S. subsidiary, and multiple other manufacturers and retailers. The City of Baltimore asserted public nuisance and negligence claims against the Company. The City of Baltimore action also was transferred to MDL-2924 and subsequently was remanded to the Circuit Court of Maryland. The City of Baltimore filed an amended complaint, which the defendants moved to dismiss. The Company's federal preemption motion to dismiss was granted in February 2022 and it is not currently a defendant in the case. In January 2021, the Company was served in a Proposition 65 case filed by the Center for Environmental Health ("CFEH") in the Superior Court of Alameda County, California. The plaintiff purports to bring the case on behalf of the people of California and alleges that the Company violated Proposition 65, a California law requiring manufacturers to disclose the presence of carcinogens in consumer products. The Company and other defendants filed demurrers (motions to dismiss) in the case, and on May 07, 2021 the Court granted the generic manufacturer defendants' demurrers without leave to amend the pleadings. CFEH appealed that decision and appellate briefing is completed. Oral argument took place on March 1, 2023. On March 9, 2023, the appellate court affirmed dismissal of the generic manufacturer defendants. The plaintiff sought appellate review from the California Supreme Court. On June 21, 2023, the Supreme Court of California denied plaintiff's petition for review and plaintiff's request for depublication of the appellate court's decision.

As mentioned, a large number of claimants were exited from the MDL-2924 census registry by the defendants. As a result, more than 360 plaintiffs have filed suit against the Company in California, Illinois, New Jersey, New York, and Pennsylvania state courts. Generally, they allege, among other things, failure to warn, design defect and negligence. More state court filings could follow. The California cases were filed in Alameda County and will be transferred to the existing Judicial Council Coordination Proceedings ("JCCP") (which has been pending for years with respect to the brand defendants). A Master Complaint was filed in the JCCP on September 29, 2023. It does not name generics. Approximately 213 Short Form Complaints were filed in December 2023. An omnibus preemption demurrer was filed on February 23, 2024, and on April 23, 2024 the JCCP Court sustained the demurrer of the generic defendants with leave to amend. The Illinois cases have been filed in Madison, St. Clair, and Cook Counties and have been consolidated for pretrial purposes in Cook County. On August 17, 2023, the judge presiding over the consolidated state court proceedings granted the generics' motion to dismiss all claims in the Master Complaint with prejudice based on federal preemption. The Pennsylvania cases were filed in Philadelphia County and consolidated in the Philadelphia Complex Litigation Center. The Philadelphia Court granted the generic defendants' motion to dismiss based on preemption as to all claims in the Generic Long Form Complaint asserted under Pennsylvania law for design defect and failure to warn. In January 2024, five Short Form Complaints naming the Company were filed and three remain pending. Generic defendants filed preliminary objections as to the Short Form Complaints, and are awaiting plaintiffs' response. Oral argument as to the generic defendants' preliminary objections is scheduled for June 25, 2024.The New York cases were filed in New York and Suffolk Counties, and consolidated in New York County, but were voluntarily dismissed as to the generic defendants on July 21, 2023. The New Jersey cases were filed in Middlesex County, but were voluntarily dismissed as to the generic defendants on March 23, 2023.

Consolidated Notes to Financial Statements

(All amounts in Indian Rupees millions, except share data and where otherwise stated)

2.33 Contingent liabilities and commitments (continued)

The Company believes that all of the aforesaid complaints and asserted claims are without merit and it denies any wrongdoing and intends to vigorously defend itself against the allegations. Any liability that may arise on account of these claims is unascertainable at this time. Accordingly, no provision was made in these consolidated financial statements.

Class Action under the Canadian Competition Act filed in Federal Court in Toronto, Canada

On June 3, 2020, a Class Action Statement of Claim was filed by an individual consumer in Federal Court in Toronto, Canada, against the Company's U.S. and Canadian subsidiaries and 52 other generic drug companies. The Statement of Claim alleges an industry-wide, overarching conspiracy to violate Sections 45 and 46 of the Canadian Competition Act by conspiring to allocate the market, fix prices, and maintain the supply of generic drugs in Canada. The action is brought on behalf of a class of all persons, from January 1, 2012 to the present, who purchased generic drugs in the private sector. The Statement of Claim states that it seeks damages against all defendants on a joint and several basis, attorney's fees and costs of investigation and prosecution. An Amended Statement of Claim was served on the Company's U.S. and Canadian subsidiaries on January 15, 2021 and added an additional 20 generic drug companies. The Amended Statement of Claim also removed the identification of defendant companies with conspiracy allegations regarding specific generic drugs and alleges a conspiracy to allocate the North America Market as to all generic drugs in Canada. A Second Fresh as Amended Statement of Claim was served on the Company's U.S. and Canadian subsidiaries on August 24, 2022 and adds an additional 10 drug companies. The Second Fresh as Amended Statement of Claim reinstituted the identification of defendant companies with conspiracy allegations regarding specific generic drugs. On June 1, 2023, Plaintiffs served and filed a Motion Record for Certification of the proposed class action. In December 2023 Plaintiffs' counsel advised that they intend to further amend their Second Fresh as Amended Statement of Claim to clarify the proposed class. The Plaintiffs' further amended claim has not yet been delivered. The certification motion hearing has been set by the court for five days in the week of May 12, 2025. The deadline for the Company's responding evidence to the certification motion has been agreed upon between the parties as July 5, 2024, subject to court approval.

The Company believes that the asserted claims are without merit and intends to vigorously defend itself against the allegations. Any liability that may arise on account of this claim is unascertainable. Accordingly, no provision was made in these consolidated financial statements.

United States Antitrust Multi-District Litigations

Since November 2016, the Generic Drug Price Fixing Antitrust Multi-District Litigation, MDL 2724 (the "MDL 2724") has been pending in the United States District Court in Philadelphia, Pennsylvania. A multi-district litigation or MDL is a U.S. legal proceeding in which all cases relating to the same subject and claims filed anywhere in the United States are sent and consolidated into one legal proceeding in a single U.S. court for purposes of all pretrial activities, such as discovery (including document production and depositions), motions and other legal proceedings. These legal proceedings are administered on a joint or consolidated basis up until trial and then, when all pretrial proceedings have been concluded, cases are sent back to the courts where they were originally filed (if not originally filed in the MDL District) for trial purposes.

All cases filed in the MDL 2724 encompass claims that certain generic drug manufacturers/sellers in the United States (and certain named individual defendants) engaged in a conspiracy, beginning approximately in the year 2009, to agree on the prices at which each generic drug would be sold, and also on the market shares and customers that each manufacturer would have for a generic drug. They include alleged violations of federal antitrust laws and of state consumer protection and antitrust laws of numerous jurisdictions, as well as claims of unjust enrichment.

As of the date of this report, there are approximately 250 plaintiffs having filed a total of 206 cases. The claims in all the cases encompass a total of over 400 generic drugs sold during a period beginning approximately in the year 2009. The Company (through its U.S. subsidiary, Dr. Reddy's Laboratories, Inc.) is named specifically as a defendant with respect to 35 generic drugs that it sold during this period of time. In addition, even though each defendant (including the Company) did not sell all the drugs encompassed by the claims, the plaintiffs in all the cases assert that there was an "overarching conspiracy" among the generic manufacturers which encompassed an agreement and understanding throughout the industry that generic manufacturers

Consolidated Notes to Financial Statements

(All amounts in Indian Rupees millions, except share data and where otherwise stated)

2.33 Contingent liabilities and commitments (continued)

would cooperate with each other on prices, customers and market shares on all generic drugs sold in the United States, and that each manufacturer would cooperate on the "fair share" conspiracy whenever it entered or sold a drug in a specific generic drug market. As a result of this alleged "overarching conspiracy" claim, the plaintiffs claim that each defendant (including the Company) is liable for not only the damages suffered with respect to the specific drugs that a defendant sold, but is also liable for all of the damages with respect to all of the drugs encompassed by the "overarching conspiracy" claim (i.e., all the drugs in the cases), whether a manufacturer defendant sold that drug or not.

The plaintiffs seek "treble" damages (i.e., three times the actual damages sustained) and injunctive relief, plus attorney's fees and costs in the litigation. The plaintiffs also allege claims for disgorgement of alleged unjust enrichment of profits earned by each defendant, including the Company, and punitive damages as a result of the alleged violations. The plaintiffs in the cases fall into the following categories:

- The Attorneys General of 49 U.S. States, the District of Columbia and the U.S. territories of Puerto Rico, Virgin Islands and Guam, which all allege that they were injured by the price fixing conspiracy in their general economies and that there were injuries suffered by consumers in their jurisdictions, seeking the disgorgement of improper profits on the generic drugs, and damages suffered by governmental agencies (such as government hospitals, agencies and prisons) that purchased generic drugs, encompassing a total of 129 generic drugs. The Company is named as to seven drugs. In addition, each of the plaintiffs seek to enforce their own state antitrust laws, which enable them to impose fines on a defendant in addition to seeking treble damages and disgorgement of alleged unjust enrichment from each defendant;
- Class actions on behalf of all companies that directly purchased generic drugs from one or more of the defendants during a period beginning approximately in the year 2009 (the "Direct Purchaser Plaintiff" Class or "DPP" Class). This class action consists of all wholesaler/distributors, group purchasing organizations, and large pharmacies and retailers who purchased directly from one or more defendants. These claims encompass 148 drugs, of which the Company sold 11 drugs;
- Class actions on behalf of all companies that indirectly purchased generic drug and resold them during a period beginning approximately in the year 2009 (the "Indirect Reseller Plaintiff" Class or "IRP" Class). This class consists of all pharmacies and retailers that purchased generic drugs from a wholesaler/distributor and resold the drugs. These claims encompass 179 generic drugs, of which the Company sold 20 drugs;
- Class actions on behalf of all companies that were end payers for the purchase of generic drugs by consumers (the "End Payer Plaintiff Class" or "EPP" Class). This class consists of all health care plans, insurance companies and union welfare funds that paid for generic drugs purchased by their members (consumers). These claims encompass 152 generic drugs, of which the Company sold 12 drugs; and
- Approximately 200 individual companies (which have opted out of the class actions), consisting of pharmacy retailers, health insurers, hospitals, counties and other local governmental agencies, (the "Direct Action Plaintiffs" or "DAPs") have individually filed complaints and alleged claims. These claims encompass a total of more than 400 drugs, of which the Company sold 33 drugs.

All complaints in the MDL 2724 are being simultaneously litigated together, on a consolidated basis, for all discovery and pre-trial purposes. Discovery is still proceeding. The first three cases that have been designated for the first trials in the MDL 2724 (the so-called "bellwether" cases) do not involve the Company as a defendant. These bellwether cases encompass claims by the DPPs and EPPs as to two specific drugs that were not sold by the Company and claims by the Attorney Generals as to approximately 80 topical drugs and creams that were not sold by the Company. The trial dates in the bellwether cases have not yet been scheduled, but they are not anticipated to occur until 2025. After these bellwether cases are completed, it is expected that some of the DAPs will then proceed to trial on a fourth bellwether case against some of the defendants. The DAP bellwether has not yet been defined and is not expected to be completed until 2027.

In addition to the cases filed in the MDL 2724, approximately 150 companies (consisting primarily of health insurers and health plans) have filed three praecipe of actions in the Pennsylvania Court of Common Pleas in Philadelphia, Pennsylvania, against

Consolidated Notes to Financial Statements

(All amounts in Indian Rupees millions, except share data and where otherwise stated)

2.33 Contingent liabilities and commitments (continued)

52 generic drug companies, including the Company, giving notice of potential, unspecified antitrust claims against the named defendants. These praecipes of actions have been stayed pending the developments and potential completion of the cases in the MDL 2724.

The Company believes that all of the aforesaid complaints and asserted claims are without merit and it denies any wrongdoing and intends to vigorously defend itself against the allegations. Any liability that may arise on account of these claims is unascertainable at this time. Accordingly, no provision was made in these consolidated financial statements

Civil litigation with Mezzion

On January 13, 2017, Mezzion Pharma Co. Ltd. and Mezzion International LLC (collectively, "Mezzion") filed a complaint in the New Jersey Superior Court against the Company and its wholly owned subsidiary in the United States. The complaint pertains to the production and supply of the active pharmaceutical ingredient ("API") for udenafil (a patented compound) and an udenafil finished dosage product during a period from calendar years 2007 to 2015. Mezzion alleges that the Company failed to comply with the U.S. FDA's current Good Manufacturing Practices ("cGMP") at the time of manufacture of the API and finished dosage forms of udenafil and, consequently, that this resulted in a delay in the filing of a NDA for the product by Mezzion. The Company filed a motion to dismiss Mezzion's complaint on the technical grounds that the Court lacks jurisdiction over the Company. In January 2018, the Court denied the Company's motion to dismiss the complaint on the jurisdictional matter. The Company's interlocutory appeal of said denial was also denied. The case is continuing in pretrial discovery.

The Company denies any wrongdoing or liability in this regard, and intends to vigorously defend against the claims asserted in Mezzion's complaint. Any liability that may arise on account of this claim is unascertainable. Accordingly, no provision was made in these consolidated financial statements.

Revlimid® Antitrust Litigation

In 2023 and 2024, three lawsuits were filed against Dr. Reddy's Laboratories, Inc. ("DRL Inc.") and/or Dr. Reddy's Laboratories Ltd. ("DRL Ltd." and together with DRL Inc., "DRL")) in federal court in New Jersey concerning the drug product Revlimid® and generic equivalents. Litigation has been pending in that court since at least 2019 by various plaintiffs asserting antitrust claims and similar claims against Celgene Corporation ("Celgene") and Bristol-Myers Squibb Company ("BMS") related to Revlimid®, In re Revlimid & Thalomid Purchaser Antitrust Litigation, C.A. No. 19-cv-07532 (D.N.J.) Starting in 2022, certain plaintiffs also filed lawsuits in this litigation against Teva Pharmaceuticals USA Inc. ("Teva") and Natco Pharma Limited ("Natco") as well. Then, in 2023, plaintiffs Mayo Clinic and LifePoint Corporate Services, General Partnership filed a complaint against DRL Inc. as well as defendants Celgene, BMS, Natco, and Teva (C.A. No. 23-cv-22321 (D.N.J.)). In a second lawsuit in 2023 (C.A. No. 23-cv-22117 (D.N.J.)), plaintiff Intermountain Health, Inc. filed a complaint against DRL Inc. and the same group of defendants Celgene, BMS, Natco, and Teva (Mayo Clinic, LifePoint Corporate Services, General Partnership, and Intermountain Health, Inc., together, the "Hospital Plaintiffs"). In a third lawsuit, filed in 2024 (24-cv-00379 (D.N.J.)), plaintiffs Walgreen Co., Kroger Specialty Pharmacy, Inc., and CVS Pharmacy Inc. (together, the "Retailer Plaintiffs"), who previously had sued Celgene, BMS, Natco, and Teva, filed an additional complaint against DRL Inc. and DRL Ltd.

The allegations brought by the Hospital Plaintiffs and the Retailer Plaintiffs against DRL in these three cases are similar: they allege that the patent settlement agreement among DRL, Celgene and BMS concerning Revlimid® violated federal and state antitrust laws and state consumer protection laws by improperly delaying generic entry of Revlimid® through 2022 and then limiting generic competition of Revlimid® through 2026. The Hospital Plaintiffs' and Retailer Plaintiffs' claims against DRL Inc. and/or DRL Ltd. are also substantially similar to the claims these plaintiffs have brought against defendants Celgene, BMS, Natco, and Teva.

The lawsuits naming DRL as a defendant have been consolidated with the ongoing Revlimid-related antitrust litigation. Discovery is currently underway in the consolidated In re Revlimid action with expert discovery to follow. A trial date has not yet been scheduled. DRL has not yet responded to the complaints and its responses are stayed pending the resolution of certain motions to dismiss filed by defendants Celgene, BMS, Natco, and Teva.

Consolidated Notes to Financial Statements

(All amounts in Indian Rupees millions, except share data and where otherwise stated)

2.33 Contingent liabilities and commitments (continued)

Other matters

Internal Investigation

The Company received an anonymous complaint in September 2020, alleging that healthcare professionals in Ukraine and potentially in other countries were provided with improper payments by or on behalf of the Company in violation of U.S. anti-corruption laws, specifically the U.S. Foreign Corrupt Practices Act. The Company disclosed the matter to the U.S. Department of Justice ("DOJ"), Securities and Exchange Commission ("SEC") and Securities Exchange Board of India. The Company engaged a U.S. law firm to conduct the investigation at the instruction of a committee of the Company's Board of Directors. On July 6, 2021 the Company received a subpoena from the SEC for the production of related documents, which were provided to the SEC.

The Company made presentations to the SEC and the DOJ in relation to the investigation with respect to certain countries during the previous fiscal years. The Company also made a presentation to the SEC and the DOJ in relation to its Global Compliance Framework, including the ongoing enhancement initiatives, during the year ended March 31, 2023. The Company is complying with its listing obligations as it relates to updating the regulatory agencies. While the findings from the aforesaid investigations could result in government or regulatory enforcement actions against the Company in the United States and/or foreign jurisdictions, which can lead to civil and criminal sanctions under relevant laws, the outcomes including liabilities are not reasonably ascertainable at this time.

Environmental matters

Land pollution

The Indian Council for Environmental Legal Action filed a writ in 1989 under Article 32 of the Constitution of India against the Union of India and others in the Supreme Court of India for the safety of people living in the Patancheru and Bollaram areas of Medak district of the then existing undivided state of Andhra Pradesh. The Company has been named in the list of polluting industries. In 1996, the Andhra Pradesh District Judge proposed that the polluting industries compensate farmers in the Patancheru, Bollaram and Jeedimetla areas for discharging effluents which damaged the farmers' agricultural land. The compensation was fixed at ₹ 0.0013 per acre for dry land and ₹ 0.0017 per acre for wet land. Accordingly, the Company has paid a total compensation of ₹ 3. The Andhra Pradesh High Court disposed of the writ petition on February 12, 2013 and transferred the case to the National Green Tribunal ("NGT"), Chennai, India. The interim orders passed in the writ petitions will continue until the matter is decided by the NGT. The NGT has, through its order dated October 30, 2015, constituted a Fact Finding Committee.

The NGT has also permitted the alleged polluting industries to appoint a person on their behalf in the Fact Finding Committee. However, the Company, along with the alleged polluting industries, has challenged the constitution and composition of the Fact Finding Committee. The NGT has directed that until all the applications challenging the constitution and composition of the Fact Finding Committee are disposed of, the Fact Finding Committee shall not commence its operation.

The NGT, Chennai in a judgment dated October 24, 2017, disposed of the matter. The Bulk Drug Manufacturers Association of India ("BDMAI"), in which the Company is a member, subsequently filed a review petition against the judgment on various aspects.

The NGT, Delhi, in a judgment dated November 16, 2017 in another case in which the Company is not a party, stated that the moratorium imposed in the Patancheru and Bollaram areas shall continue until the Ministry of Environment, Forest and Climate Change passes an order keeping in view the needs of the environment and public health. The Company filed an appeal challenging this judgment.

Consolidated Notes to Financial Statements

(All amounts in Indian Rupees millions, except share data and where otherwise stated)

2.33 Contingent liabilities and commitments (continued)

The High Court of Hyderabad heard the Company's appeal challenging this judgment in July 2018 and directed the respondents to file their response within a period of four weeks. During the three months ended September 30, 2018, the respondents filed counter affidavits and the matter has now been adjourned for final hearing.

The appeal came up for hearing before the High Court of Hyderabad on October 25, 2018 and has been adjourned for further hearing. The Hon'ble High Court has closed the matter in June 2022, by granting liberty for the Company to take proper recourse for remedies available under the NGT Act, 2010 before the Hon'ble Supreme Court of India.

On April 24, 2019, based upon the judgment of the NGT, Chennai dated October 24, 2017, the Government of Telangana has issued GO.Ms. No. 24 of 2019 that allows for expansion of production of all kinds of existing industrial units located within the stretch of Patancheru – Bollaram upon depositing an amount equivalent to 1% of the annual turnover of the respective unit for the concluded fiscal year, i.e., March 31, 2019. Accordingly, the Company made a provision of ₹ 29.4, representing the probable cost of expansion, during the year ended March 31, 2019.

During the three months ended September 2019, the Telangana State Pollution Control Board ("TSPCB") issued Operational Guidelines basis the NGT, Chennai Order dated October 24, 2017, G.O.Ms. No. 24 dated April 24, 2019 and G.O.Ms. No. 31 dated May 24, 2019 and sought to recover retrospectively an amount of 0.5% of the annual turnover from the fiscal years 2016-2017 to 2018-2019 for all the industrial units situated in Patancheru and Bollaram for the purposes of restoration of such affected area. The Company has four industrial units situated in Patancheru and Bollaram. The Consent For Operation ("CFO") for change of product mix application filed by one of the industrial unit of the Company has been recommended for issuance of CFO with change of product mix only upon payment of 0.5% of the annual turnover from the fiscal years 2016-2017 to 2018-2019 to the TSPCB. The Company intends to vigorously defend itself against the Operational Guidelines.

In November 2019, demand notices were issued by the TSPCB for collection of Corpus Fund of 0.5% as remediation fee on the previous year turnover as per Operational Guidelines dated August 3, 2019 issued by TSPCB under the guise of G.O.Ms No. 24 dated April 24, 2019 and G.O.Ms No. 31 dated May 24, 2019 and basis the judgment of NGT, Chennai dated October 24, 2017 for the fiscal years 2015-2016 to 2018-2019 received by CTO-1, CTO-2, CTO-3 and CTO-5 of the Company.

On November 22, 2019, The Hon'ble High Court of Judicature at Hyderabad issued an Interim Order which stayed the demand on the condition that the Company deposit ₹ 60 as the remediation fee for the fiscal year 2018-2019 payable in the fiscal year 2019-2020. The deposit of ₹ 60 was made and the Interim Order is continuing. Consequently the Hon'ble High Court has disposed of the matter with a liberty to the Company to approach the NGT, if necessary. The Company believes that any additional liability that might arise in this regard is not probable. Accordingly, no provision relating to these claims has been made in the consolidated financial statements.

Fuel Surcharge Adjustments

The Andhra Pradesh Electricity Regulatory Commission (the "APERC") passed various orders approving the levy of Fuel Surcharge Adjustment ("FSA") charges for the period from April 1, 2008 to March 31, 2013 by power distribution companies from all the consumers of electricity in the then existing undivided state of Andhra Pradesh, India where the Company's headquarters and principal manufacturing facilities are located. Separate writ petitions filed by the Company for various periods, challenging and questioning the validity and legality of this levy of FSA charges by the APERC, are pending before the High Court of Andhra Pradesh and the Supreme Court of India.

The total amount approved by APERC for collection by the power distribution companies from the Company in respect of FSA charges for the period from April 1, 2008 to March 31, 2013 is ₹ 482. After taking into account all of the available information and legal provisions, the Company has recorded ₹ 219 as the potential liability towards FSA charges.

Consolidated Notes to Financial Statements

(All amounts in Indian Rupees millions, except share data and where otherwise stated)

2.33 Contingent liabilities and commitments (continued)

However, the Company has paid, under protest, an amount of ₹ 354 as demanded by the power distribution companies as part of monthly electricity bills. The Company remains exposed to additional financial liability should the orders passed by the APERC be upheld by the Courts.

During the three months ended June 30, 2016, the Supreme Court of India dismissed the Special Leave Petition filed by the Company in this regard for the period from April 1, 2012 to March 31, 2013. As a result, for the quarter ended June 30, 2016, the Company recognized an expenditure of ₹ 55 (by de-recognizing the payments under protest) representing the FSA charges for the period from April 1, 2012 to March 31, 2013.

Indirect taxes related matters

Value Added Tax ("VAT") matter

The Company has received various demand notices from the Government of Telangana's Commercial Taxes Department objecting to the Company's methodology of calculation of VAT input credit. The below table shows the details of each of such demand notice, the amount demanded and the current status of the Company's responsive actions.

Period covered under the notice	Amount demanded	Status
April 2006 to March 2009	₹ 66 plus 10% penalty	The State VAT Appellate Tribunal has remanded the matter to the assessing authority to re-compute the eligibility and penalty orders are set-aside. The Company filed appeal against the same with the High Court, Telangana.
April 2009 to March 2011	₹ 55 plus 10% penalty	The Company has filed an appeal before the Sales Tax Appellate Tribunal. The matter was remanded to the original adjudicating authority with a direction to re-calculate the eligibility for the year ended March 31, 2010.
April 2011 to March 2014	₹ 27 plus 10% penalty	The Appellate Deputy Commissioner issued an order partially in favour of the Company

The Company has recorded a provision of ₹ 51 as of 31March 2024 and believes that the likelihood of any further liability that may arise on account of the ongoing litigation is not probable.

Notices from Commissioner of Goods and Services Tax, India

In January 2020, the Commissioner of Goods and Services Tax, India issued notices alleging that the Company has improperly availed input tax credit of ₹ 307. The Company then received an order from the Additional Commissioner of Goods and Services Tax in favor of the Company's right to claim such input tax credit. Subsequently the tax authorities filed an appeal against the favorable order before the Commissioner of Goods and Services Tax (Appeals). Commissioner of Goods and Service Tax (Appeals) passed an order rejecting the Company's right to claim such input tax credit availment. The Company has filed an Appeal against such order before Hon'ble High Court of Telangana. The Company believes that it has correctly distributed and availed the input tax credit within the provisions of the applicable Act and hence no additional liability will accrue in this regard.

With reference to availment of input tax credit relating to education cess, the Company has received order with tax demand of ₹ 31 from the Goods and Service Tax ("GST") authorities of various states pursuant to which it has recorded a provision of ₹ 31 as of March 31, 2024.

In February 2022, the Company has paid under protest an amount of ₹ 123 towards a reversed GST charge. The Company believes that such GST amount paid is not payable and the entire amount will be refundable to the Company upon the refund claim by the Company. Further to the same the company has received the notice of DRC-01A in Feb'2024 from the DGGI authorities and the company has responded to the same and awaiting for the further hearing on same.

Consolidated Notes to Financial Statements

(All amounts in Indian Rupees millions, except share data and where otherwise stated)

2.33 Contingent liabilities and commitments (continued)

Other indirect tax related matters

Additionally, the Company is in receipt of various demand notices from the Indian Sales and Service Tax authorities. The disputed amount is ₹ 463. The Company has responded to such demand notices and believes that the chances of any liability arising from such notices are less than probable. Accordingly, no provision is made in these consolidated financial statements as of March 31, 2024.

Others

Additionally, the Company is involved in other disputes, lawsuits, claims, governmental and/or regulatory inspections, inquiries, investigations and proceedings, including patent and commercial matters that arise from time to time in the ordinary course of business. Except as discussed above, the Company does not believe that there are any such contingent liabilities that are expected to have any material adverse effect on its consolidated financial statements.

B. Commitments:

Particulars	As at March 31, 2024	As at March 31, 2023
Estimated amounts of contracts remaining to be executed on capital account and not provided for (net of advances)	18,177	8,340

2.34 Capital management

For the purposes of the Company's capital management, capital includes issued capital and all other equity reserves.
The primary objective of the Company's capital management is to maximise shareholder value. The Company manages it's capital structure and makes adjustments in the light of changes in economic environment and the requirements of the financial covenants. The Company monitors capital using gearing ratio, which is total debt divided by total capital plus debt. The capital gearing ratio as on March 31, 2024 and March 31, 2023 was 6% and 5%, respectively.

2.35 Regulatory inspection of facilities

Tabulated below are the details of the US FDA inspections carried out at various facilities of the Company:

Located in India

Month and year	Unit	Details of observations
March 2021	API Middleburgh Plant, New York, United States	Three observations were noted. In February 2022, an Establishment Inspection Report ("EIR") was issued by the U.S. FDA indicating the closure of the audit.
April 2021	Integrated Product Development Organization (IPDO), Bachupally, Hyderabad, India	No observations noted. EIR/Remote Record Review Summary was received on August 10, 2021 and the U.S. FDA concluded that this remote record review was closed.
October 2021	Formulations manufacturing facilities {Vizag SEZ plant 1 (FTO VII) and Vizag SEZ plant 2 (FTO IX)} at Duvvada, Visakhapatnam, India	Eight observations were noted. In February 2022, an EIR was issued by the U.S. FDA indicating the closure of the audit.
July 2022	Formulations manufacturing facility (FTO XI) at Srikakulam, India	Two observations were noted in the U.S. FDA inspection. The Company responded to the observations in July 2022. In August 2022, an EIR was issued by the U.S. FDA indicating the closure of audit.
May 2023	API Hyderabad plant 1, Bollaram, Hyderabad, India	One observation was noted. The Company responded to the observation on May 24, 2023. On August 3, 2023, an EIR was issued by the U.S. FDA indicating the closure of audit.

Consolidated Notes to Financial Statements

(All amounts in Indian Rupees millions, except share data and where otherwise stated)

2.35 Regulatory inspection of facilities (continued)

Month and year	Unit	Details of observations
May 2023	Formulations Srikakulam (SEZ) plant 2, Andhra Pradesh, India	Four observations were noted. The Company responded to the observations on June 5, 2023. On June 16, 2023, an EIR was issued by the U.S. FDA indicating the closure of audit.
June 2023	API Hyderabad plant 3, Bollaram, Hyderabad, India	No observations were noted in the U.S. FDA inspection. On September 12, 2023, an EIR was issued by the U.S. FDA indicating the closure of audit.
July 2023	API Srikakulam plant (Unit 6), Andhra Pradesh, India	No observations were noted in the U.S. FDA inspection and the Company is awaiting the EIR.
October 2023	Biologics, Hyderabad, India	Nine observations were noted in the U.S. FDA inspection. The Company responded to the observations on November 2, 2023 and is awaiting the EIR. A Complete Response Letter (CRL) received from the U.S. FDA in April 2024 regarding its biologics license application for a biosimilar.
October 2023	Formulations Hyderabad Plant 3, Hyderabad, India	Ten observations were noted in the U.S. FDA inspection. The Company responded to the observations on November 20, 2023 and is awaiting the EIR. On February 9, 2024, an EIR was issued by the U.S. FDA indicating the closure of audit.
December 2023	Integrated Product Development Organization (IPDO) at Bachupally, Hyderabad	Three observations were noted in the U.S. FDA inspection. The Company responded to the observations on January 2, 2024. On March 5, 2024, an EIR was issued by the U.S. FDA indicating the closure of audit.

2.36 Merger of Dr. Reddy's Holdings Limited into Dr. Reddy's Laboratories Limited

The Board of Directors, at its meeting held on July 29, 2019, had approved the amalgamation of Dr. Reddy's Holdings Limited ("DRHL"), an entity held by the Promoter Group, which held 24.83% of Dr. Reddy's Laboratories Limited into the Company (the "Scheme"). This Scheme was subject to the approval of shareholders, stock exchanges, the Hon'ble National Company Law Tribunal, Hyderabad Bench ("NCLT") and other relevant regulators as per the provisions of Section 230 to 232 and any other applicable provisions of the Companies Act, 2013.

The Scheme was intended to simplify the shareholding structure and reduction of shareholding tiers. The Promoter Group cumulatively was to continue to hold the same number of shares in the Company, pre and post the amalgamation. All costs, charges and expenses relating to the Scheme was borne out of the surplus assets of DRHL. Further, any expense, if exceeding the surplus assets of DRHL, will be borne directly by the Promoter Group.

During the fiscal year ended March 31, 2020, the Scheme was approved by the board of directors, members and unsecured creditors of the Company. The no-observation letters from the BSE Limited and National Stock Exchange of India Limited were received on the basis of no comments received from Securities and Exchange Board of India ("SEBI"). The petition for approval of the said Scheme was filed with the Hon'ble NCLT, Hyderabad Bench.

The aforementioned Scheme was approved by the Hon'ble NCLT, Hyderabad vide its Order dated April 5, 2022. Subsequently, the Company filed the NCLT order, with the Ministry of Company Affairs on April 8, 2022 ('Effective Date'). Pursuant to the Scheme of Amalgamation and Arrangement as approved by the NCLT, an aggregate of 41,325,300 equity shares, face value of ₹ 5 each held by DRHL in the share capital of the Company have been cancelled and an equivalent 41,325,300 number of equity shares, face value of ₹ 5 each were allotted to the shareholders of DRHL. There was no change in the total equity shareholding (Promoter/Public Shareholding) of the Company, on account of the allotment/ cancellation of equity shares pursuant to the approved Scheme.

The Scheme also provides that the Promoters of the Company will jointly and severally indemnify, defend and hold harmless the Company, its directors, employees, officers, representatives, or any other person authorized by the Company (excluding the Promoters) for any liability, claim, or demand, which may devolve upon the Company on account of this amalgamation.

Consolidated Notes to Financial Statements

(All amounts in Indian Rupees millions, except share data and where otherwise stated)

2.37 The Code on Social Security, 2020

The Code on Social Security, 2020 ('Code') relating to employee benefits during employment and post employment benefits received Presidential assent in September 2020. The Code has been published in the Gazette of India. Certain sections of the code came into effect on May 3, 2023. However, the final rules/interpretation have not yet been issued. The Company will complete their evaluation once the subject rules are notified and will give appropriate impact in the consolidated financial statements in the period in which, the Code becomes effective.

2.38 Military conflict between Russia and Ukraine

The Company considered the uncertainty relating to the military conflict between Russia and Ukraine in assessing the recoverability of receivables, goodwill, intangible assets, investments and other assets. The outcome of the war is difficult to predict, and it could have an adverse impact on the macroeconomic environment. Management has considered all potential impacts of the war including adherence of global sanctions and other restrictive measures against Russia and any retaliatory actions taken by Russia. For this purpose, the Company considered internal and external sources of information up to the date of approval of these consolidated financial statements.

The Company's supply chain has been impacted primarily in Russia and Ukraine, both in terms of higher freight costs and increase in the lead time by suppliers to deliver products. However, the Company has been able to service its customers without any significant shortages or disruptions. The Company based on its judgments, estimates and assumptions including sensitivity analysis, expects to fully recover the carrying amount of receivables, inventory, goodwill, intangible assets, investments and other assets. Accordingly, during the year ended March 31, 2023, the impact of this conflict on the Company's operations and financial condition was not material. The Company will continue to closely monitor any material changes to future economic conditions.

2.39 Agreement with Mayne Pharma Group Limited ("Mayne")

On February 27, 2023, the Company entered into an asset purchase agreement with Australia based Mayne, to acquire its U.S. generic prescription product portfolio. The portfolio consists of 44 commercial products, 42 approved non-marketed products and four pipeline products, including a number of generic products focused on women's health. Approved high-value products include a hormonal vaginal ring, a birth control pill and a cardiovascular product.

Under the terms of the agreement, the Company acquired the portfolio for an upfront payment in cash, a contingent consideration of up to US$15, and consideration towards inventory and credits for certain accrued channel liabilities, to be determined on the closing date.

The acquisition was consummated on 6 April 2023 upon the completion of all closing conditions, and the Company paid net consideration of ₹ 7,641 (U.S.$93). Net consideration represents amounts transferred for acquisition of Other intangible assets of ₹ 7,395 (U.S.$90) and inventories of ₹ 1,972 (U.S.$24), which amounts were reduced with credits towards accrued channel liabilities of ₹ 1,726 (U.S.$21).

2.40 Other statutory information

(i) The Company does not have any Benami property, where any proceeding has been initiated or pending against the Company for holding any Benami property.

(ii) The Company does not have any transactions with struck off companies.

(iii) The Company does not have any charges or satisfaction which is yet to be registered with ROC beyond the statutory period.

(iv) The Company have not traded or invested in Crypto currency or Virtual Currency during the financial year.

(v) The Company have not advanced or loaned or invested funds to any other person(s) or entity(ies), including foreign entities (Intermediaries) with the understanding that the Intermediary shall:

Consolidated Notes to Financial Statements

(All amounts in Indian Rupees millions, except share data and where otherwise stated)

2.40 Other statutory information (continued)

(a) directly or indirectly lend or invest in other persons or entities identified in any manner whatsoever by or on behalf of the company (Ultimate Beneficiaries) or

(b) provide any guarantee, security or the like to or on behalf of the Ultimate Beneficiaries

(vi) The Company have not received any fund from any person(s) or entity(ies), including foreign entities (Funding Party) with the understanding (whether recorded in writing or otherwise) that the Company shall:

(a) directly or indirectly lend or invest in other persons or entities identified in any manner whatsoever by or on behalf of the Funding Party (Ultimate Beneficiaries) or

(b) provide any guarantee, security or the like on behalf of the Ultimate Beneficiaries.

(vii) The Company has not entered into any transaction which is not recorded in the books of accounts that has been surrendered or disclosed as income during the year in the tax assessments under the Income Tax Act, 1961 (such as, search or survey or any other relevant provisions of the Income Tax Act, 1961).

(viii) The Company has not been declared as wilful defaulter by any bank or financial institution or other lender.

(ix) The Company has complied with the number of layers prescribed under clause (87) of section 2 of the Act read with the Companies (Restriction on number of Layers) Rules, 2017.

(x) No Scheme of Arrangements has been approved by the Competent Authority in terms of sections 230 to 237 of the Companies Act, 2013, during the year.

(xi) The Company does not have any borrowings from banks or financial institutions against security of its current assets.

(xii) The Holding Company and the (subsidiaries, associates and joint ventures) which are companies incorporated in India and whose financial statements have been audited under the Act, have used accounting software for maintaining its books of account which has a feature of recording audit trail (edit log) facility and the same has operated throughout the year for all relevant transactions recorded in the software.

Further, the Holding Company and above referred (subsidiaries, associates and joint ventures) did not come across any instance of audit trail feature being tampered with. Additionally, the audit trail has been preserved by the Holding Company and the above referred (subsidiaries, associates and joint ventures) as per the statutory requirements for record retention.

2.41 Subsequent events

Please refer to notes 2.10 and 2.33 of these consolidated financial statements for the details of subsequent events relating to the proposed dividend and contingencies, respectively.

Agreement with Nestlé India:

On April 25, 2024, the Company entered into a definitive agreement with Nestlé India Limited ("Nestlé India"), for manufacturing, developing, promoting, marketing, selling, distributing, and commercializing nutraceutical products and supplements in India and other geographies as may be agreed by the parties.

The aforesaid business activities shall be carried out through Dr. Reddy's Nutraceuticals Limited (the "Nutraceuticals subsidiary") which was incorporated on March 14, 2024. The present paid-up share capital of the Nutraceuticals subsidiary is entirely held by the Company.

Consolidated Notes to Financial Statements

(All amounts in Indian Rupees millions, except share data and where otherwise stated)

2.41 Subsequent events (continued)

The aforesaid definitive agreement is subject to certain closing conditions and is expected to become effective by the quarter ended September 30, 2024, upon infusion of funds by Nestlé India and completion of other closing conditions. Post completion, the Company will hold 51% and the Nestlé India will hold 49% of the paid-up share capital in the Nutraceuticals subsidiary with shareholder rights to voting, dividend distribution and other economic rights as agreed in the aforesaid definitive agreement.

Further, Nestlé India will have a call option to increase their shareholding in the Nutraceuticals subsidiary after six years up to 60% for a payment at fair market value. However, the Company shall continue to hold at least 40% of the shareholding after Nestlé India exercises its call option.

As per our report of even date attached
for **S.R. Batliboi & Associates LLP**
Chartered Accountants
ICAI Firm registration number: 101049W/E300004
per Shankar Srinivasan
Partner
Membership No.: 213271

Place: Hyderabad
Date: May 07, 2024

for and on behalf of the Board of Directors of **Dr. Reddy's Laboratories Limited**

K Satish Reddy Chairman, DIN: 00129701
G V Prasad Co-Chairman & Managing Director, DIN: 00057433
Erez Israeli Chief Executive Officer
Parag Agarwal Chief Financial Officer
K Randhir Singh Company Secretary

Place: Hyderabad
Date: May 07, 2024

Extract of IFRS Consolidated Financial Statements

We have adopted IFRS as issued by International Accounting Standards Board (IASB) for preparing our financial statements for the purpose of filings with SEC. We have furnished all our interim financial reports of fiscal 2024 with SEC which were prepared under IFRS. The Annual Report in Form 20-F will also be made available at the Company's website. A hard copy of such Annual Report in Form 20-F will be made available to the shareholders, free of charge, upon request. For details visit www.drreddys.com.

The extract of the consolidated financial statements prepared under IFRS has been provided here under.

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(All amounts in Indian Rupees millions, except share and per share data)

Particulars	As at 31 March 2024	As at 31 March 2023
ASSETS		
Current assets		
Cash and cash equivalents	7,107	5,779
Other investments	74,363	56,018
Trade and other receivables	80,298	72,485
Inventories	63,552	48,670
Derivative financial instruments	169	1,232
Other current assets	22,560	20,069
Total current assets	**248,049**	**204,253**
Non-current assets		
Property, plant and equipment	76,886	66,462
Goodwill	4,253	4,245
Other intangible assets	36,951	30,849
Investment in equity accounted investees	4,196	4,702
Other investments	1,059	660
Deferred tax assets	10,774	7,196
Tax assets	3,718	2,687
Other non-current assets	1,632	800
Total non-current assets	**139,469**	**117,601**
Total assets	**387,518**	**321,854**
LIABILITIES AND EQUITY		
Current liabilities		
Trade and other payables	30,919	26,444
Short-term borrowings	12,723	7,390
Long-term borrowings, current portion	1,307	4,804
Provisions	5,383	5,454
Tax liabilities	2,342	2,144
Derivative financial instruments	468	137
Other current liabilities	42,897	39,472
Total current liabilities	**96,039**	**85,845**
Non-current liabilities		
Long-term borrowings	5,990	1,278
Deferred tax liabilities	909	833
Provisions	61	59
Other non-current liabilities	3,969	2,848
Total non-current liabilities	**10,929**	**5,018**

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION (Continued)

(All amounts in Indian Rupees millions, except share and per share data)

Particulars	As at 31 March 2024	As at 31 March 2023
Total liabilities	**106,968**	**90,863**
Equity		
Share capital	834	833
Treasury shares	(991)	(1,269)
Share premium	10,765	9,688
Share-based payment reserve	1,508	1,652
Capital redemption reserve	173	173
Debenture redemption reserve	-	380
Special economic zone re-investment reserve	653	886
Retained earnings	265,257	215,593
Other components of equity	2,351	3,055
Total equity	**280,550**	**230,991**
Total liabilities and equity	**387,518**	**321,854**

CONSOLIDATED INCOME STATEMENTS

(All amounts in Indian Rupees millions, except share and per share data)

Particulars	For the year ended 31 March 2024	For the year ended 31 March 2023	For the year ended 31 March 2022
Revenues	279,164	245,879	214,391
Cost of revenues	115,557	106,536	100,551
Gross profit	163,607	139,343	113,840
Selling, general and administrative expenses	77,201	68,026	62,081
Research and development expenses	22,873	19,381	17,482
Impairment of non-current assets, net	3	699	7,562
Other income, net	(4,199)	-5,907	(2,761)
Total operating expenses	**95,878**	**82,199**	**84,364**
Results from operating activities (A)	67,729	57,144	29,476
Finance income	5,705	4,281	3,077
Finance expense	(1,711)	(1,428)	(958)
Finance income, net (B)	**3,994**	**2,853**	**2,119**
Share of profit of equity accounted investees, net of tax (C)	147	370	703
Profit before tax [(A)+(B)+(C)]	**71,870**	**60,367**	**32,298**
Tax expense, net	16,186	15,300	8,730
Profit for the year	**55,684**	**45,067**	**23,568**
Earnings per share:			
Basic earnings per share of ₹ 5/- each	334.65	271.43	142.08
Diluted earnings per share of ₹ 5/- each	334.02	270.85	141.69

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(All amounts in Indian Rupees millions, except share and per share data)

Particulars	For the year ended 31 March 2024	For the year ended 31 March 2023	For the year ended 31 March 2022
Profit for the year	55,684	45,067	23,568
Other comprehensive income/(loss)			
Items that will not be reclassified to the consolidated income statement:			
Changes in the fair value of financial instruments	(18)	(718)	(3,534)
Actuarial gains/(losses) on post-employment benefit obligations	(10)	57	(34)
Tax impact on above items	4	(69)	305
Total of items that will not be reclassified to the consolidated income statement	(24)	(730)	(3,263)
Items that will be reclassified subsequently to the consolidated income statement:			
Changes in fair value of financial instruments	6	(6)	-
Foreign currency translation adjustments	(318)	946	(214)
Effective portion of changes in fair value of cash flow hedges	(470)	(905)	882
Tax impact on above items	**117**	**306**	**(288)**
Total of items that will be reclassified subsequently to the consolidated income statement	(665)	341	380
Other comprehensive loss for the year, net of tax	**(689)**	**(389)**	**(2,883)**
Total comprehensive income for the year	**54,995**	**44,678**	**20,685**

DNV

INDEPENDENT ASSURANCE STATEMENT

Introduction

DNV Business Assurance India Private Limited ('DNV'), has been appointed by the Management of Dr. Reddy's Laboratories Limited ('Dr. Reddy's' or 'the Company', Corporate Identity Number (CIN) L85195TG1984PLC004507) to undertake an independent assurance of the Company's sustainability/non-financial disclosures in its Integrated Report (hereafter referred as 'Report').

The disclosures in this Report have been prepared by Dr. Reddy's based on;

- the Guiding Principles and Content Elements of the International <IR> Framework ('<IR> Framework') of the International Integrated Reporting Council ('IIRC')
- In reference to requirements of "Global Reporting Initiative (GRI) sustainability reporting standards 2021".
- United Nations Global Compact (UNGC) Principles
- United Nations Sustainable Development Goals (SDGs)

The disclosures in this Report have been mapped based on the requirements of SEBI Circular no. SEBI/HO/CFD/CMD-2/P/CIR/2021/562 dated May 10, 2021, prescribing format of the BRSR and the guidance notes and the nine principles of the National Guidelines on Responsible Business Conduct, 2019 ('NGRBC') of the Ministry of Corporate Affairs, Government of India.

DNV carried out assurance engagement in accordance with DNV's VeriSustain™ protocol, V6.0, which is based on our professional experience and international assurance practice, and AccountAbility's AA1000 Assurance Standard (AA1000AS v3). DNV's VeriSustain™ Protocol has been developed in accordance with the most widely accepted reporting and assurance standards.

Intended User

The intended user of this assurance statement is the Management of Dr. Reddy's ('the Management').

DNV carried out Limited Level of assurance/Type 2 Moderate level of assurance for Dr. Reddy's. We planned and performed our work to obtain the evidence we considered sufficient to provide a basis for our conclusion.

We do not express any conclusion, on any other information that may be published outside of the Report and/or on Company's website for the current reporting period i.e. April 1, 2023 to March 31, 2024.

Responsibilities of the Management of Dr. Reddy's and of the Assurance Provider

The Management of Dr. Reddy's has the sole responsibility for the preparation of the Report and is responsible for all information disclosed in the Report. The company is responsible for maintaining processes and procedures for collecting, analyzing and reporting the information and also, ensuring the quality and consistency of the information presented in the Report. Dr. Reddy's is also responsible for ensuring the maintenance and integrity of its website and any referenced disclosures on their website.

In performing this assurance work, DNV's responsibility is to the Management of the Company; however, this statement represents our independent opinion and is intended to inform the outcome of the assurance to the stakeholders of the Company.

Scope, Boundary and Limitations

The reporting scope and boundary encompasses economic, social and governance performance of Dr. Reddy's operations where the Company exercises operational control (product manufacturing operations and research and development facilities) located in India, the United Kingdom, Mexico, the Netherlands, and the United States of America, and is as brought out in the Report in the section 'About Our Reporting Approach' for the activities undertaken by the Company during the financial year 1st April 2023 – 31st March 2024. The boundary excludes the performance of joint ventures.

DNV

The agreed scope of work included information on non- financial performance which were disclosed in the Report prepared by Dr. Reddy's based on GRI Topic-specific Standards for the identified material topics for the activities undertaken by the Company during the reporting period April 1, 2023 - March 31, 2024. The reported topic boundaries of non-financial performance is based on the internal and external materiality assessment covering Company's operations as brought out in 'About Our Reporting Approach' section of the report.

Inherent Limitation(s):

DNV's assurance engagements are based on the assumption that the data and information provided by the Company to us as part of our review have been provided in good faith, are true, and is free from material misstatements. Because of the selected nature (sampling) and other inherent limitation of both procedures and systems of internal control, there remains the unavoidable risk that errors or irregularities, possibly significant, may not have been detected.

The assurance scope has the following limitations:

- The assurance engagement considers an uncertainty of ±5% based on materiality threshold for estimation/measurement errors and omissions.
- DNV does not take any responsibility of the financial data reported in the audited financial reports of the Company.
- Data outside the operations specified in the assurance boundary is excluded from the assurance, unless explicitly mentioned otherwise in this statement.
- The assurance does not cover the Company's statements that express opinions, claims, beliefs, aspirations, expectations, aims, or future intentions. Additionally, assertions related to Intellectual Property Rights and other competitive issues are beyond the scope of this assurance.
- The assessment does not include a review of the Company's strategy, or other related linkages expressed in the Report. These aspects are not within the scope of the assurance engagement.
- The assurance does not extend to mapping the Report with reporting frameworks other than those specifically mentioned. Any assessments or comparisons with frameworks beyond the specified ones are not considered in this engagement.
- Aspects of the Report that fall outside the mentioned scope and boundary are not subject to assurance. The assessment is limited to the defined parameters.
- The assurance engagement does not include a review of legal compliances. Compliance with legal requirements is not within the scope of this assurance, and the Company is responsible for ensuring adherence to relevant laws.

DNV expressly disclaims any liability or co-responsibility for any decision a person or an entity may make based on this Independent Assurance Statement.

Assurance process

As part of the assurance process, a multi-disciplinary team of assurance specialists performed assurance work for selected sites of Dr. Reddy's as specified in Annex II. We adopted a risk-based approach, that is, we concentrated our assurance efforts on the issues of high material relevance to the Company's business and its key stakeholders. We carried out the following activities:

DNV

Limited Level of Assurance
Reviewed the disclosures in the report. Our focus included general disclosures, management processes, principle wise performance (essential indicators, and leadership indicators) and any other key metrics specified under the reporting framework.
Understanding the key systems, processes and controls for collecting, managing and reporting the non-financial disclosures in report.
Walk-through of key data sets. Understand and test, on a sample basis, the processes used to adhere to and evaluate adherence to the reporting principles.
Collect and evaluate documentary evidence and management representations supporting adherence to the reporting principles.
Interviews with the senior managers responsible for management of disclosures. We were free to choose interviewees and interviewed those with overall responsibility of monitoring, data collation and reporting the selected indicators.
DNV audit team conducted on-site audits for corporate offices and sites. Sample based assessment of site-specific data disclosures was carried out. We were free to choose sites for conducting our assessment.
Reviewed the process of reporting as defined in the assessment criteria.

Limited Level of Assurance

On the basis of the assessment undertaken, nothing has come to our attention to suggest that the disclosures are not fairly stated and are not prepared, in all material aspects, in accordance with the reporting criteria.

AA1000 Accountability Principles Standard (AA1000APS (2018) V3)

1. **Inclusivity**

   The participation of stakeholders in developing and achieving an accountable and strategic response to Sustainability.

   The Report brings out the stakeholders who have been identified as significant to Dr. Reddy's, as well as the modes of engagement established by the Company to interact with these stakeholder groups. The key concerns of each stakeholder group are identified through these channels of engagement are further brought out in the Report.

   Nothing has come to our attention to suggest that the Report does not meet the requirements related to the Principle of Stakeholder Inclusiveness.

2. **Materiality**

   The process of determining the issues that are most relevant to an organization and its stakeholders.

   The Report explains out the materiality assessment process carried out by the Company which has considered concerns of internal and external stakeholders, and inputs from peers and the industry, as well as issues of relevance in terms of impact for Dr. Reddy's business. The list of topics has been prioritized, reviewed and validated, and the Company has indicated that there is no significant change in material topics from the previous reporting period.

   Nothing has come to our attention to suggest that the Report does not meet the requirements related to the Principle of Materiality.

3. **Responsiveness**

   The extent to which an organization responds to stakeholder issues.

   The Report adequately brings out the Company's policies, strategies, management systems and governance mechanisms in place to respond to topics identified as material and significant concerns of key stakeholder groups.

   Nothing has come to our attention to suggest that the Report does not meet the requirements related to the Principle of Responsiveness.

DNV

4. **Impact**

   The level to which an organisation monitors, measures and is accountable for how its actions affect its broader ecosystems.

   The Report brings out the key performance metrics, surveys and management processes used by Dr. Reddy's to monitor, measure, and evaluate its significant direct and indirect impacts linked to identified material topics across the Company, its significant value chain entities and key stakeholder groups.

   Nothing has come to our attention to suggest that the Report does not meet the requirements related to the Principle of Impact.

5. **Reliability/ Accuracy**

   The accuracy and comparability of information presented in the report, as well as the quality of underlying data management systems. The Report brings out the systems and processes that the Company has set in place to capture and report its performance related to identified material topics across its reporting boundary. Most of the information mapped with data verified through our remote assessments with Dr. Reddy's management teams and process owners at the Corporate Office and sampled sites within the boundary of the Report were found to be fairly accurate and reliable. Some of the data inaccuracies identified in the report during the verification process were found to be attributable to transcription, interpretation, and aggregation errors. These data inaccuracies have been communicated for correction and the related disclosures were reviewed and verified post correction.

   Nothing has come to our attention to believe that the Report does not meet the principle of Reliability and Accuracy.

Additional principles as per DNV VeriSustain™

6. **Completeness**

   How much of all the information that has been identified as material to the organization and its stakeholders is reported?

   The Report brings out the Company's performance, strategies and approaches related to the environmental, social and governance issues that it has identified as material for its operational locations coming under the consolidated boundary of the report, for the chosen reporting period while applying and considering the requirements of Principle of Completeness.

   Nothing has come to our attention to suggest that the Report does not meet the Principle of Completeness with respect to scope, boundary and time.

7. **Neutrality/Balance**

   The extent to which a report provides a balanced account of an organization's performance, delivered in a neutral tone.

   The Report brings out the disclosures related to Dr. Reddy's sustainability performance during the reporting period in a neutral tone in terms of content and presentation, while considering the overall macroeconomic and industry environment.

   Nothing has come to our attention to suggest that the Report does not meet the requirements related to the Principle of Neutrality.

Statement of Competence and Independence

DNV applies its own management standards and compliance policies for quality control, which are based on the principles enclosed within ISO IEC 17029:2019 – Conformity assessment – General principles are requirements for validation and verification bodies, and accordingly maintains a comprehensive system of quality control including documented policies and procedures regarding compliance with ethical requirements, professional standards, and applicable legal and regulatory requirements.

DNV

We have complied with the DNV Code of Conduct during the assurance engagement. DNV's established policies and procedures are designed to ensure that DNV, its personnel and, where applicable, others are subject to independence requirements (including personnel of other entities of DNV) and maintain independence where required by relevant ethical requirements. This engagement work was carried out by an independent team of sustainability assurance professionals. DNV was not involved in the preparation of any statements or data included in the Report except for this Assurance Statement.

Purpose and Restriction on Distribution and Use

This assurance statement, including our conclusion has been prepared solely for Dr. Reddy's in accordance with the agreement between us. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the Management of the Company for our work or this report.

For **DNV Business Assurance India Private Limited**

Tapan Kumar Panda **Lead Verifier,** **Sustainability Services,** **DNV Business Assurance India Private Limited, India.**	**Ramaswamy Karthik** **Assurance Reviewer,** **Sustainability Services,** **DNV Business Assurance India Private Limited, India.**
Goutam Banik- (Verifier) Roshni Sarage- (Verifier Sameeksha.S P- Verifier Mithu Ghosh -(BRSR Noncore/HR Expert)	

June 26, 2024, Bangalore, India.

DNV Business Assurance India Private Limited is part of DNV – Business Assurance, a global provider of certification, verification, assessment and training services, helping customers to build sustainable business performance. www.dnv.com

DNV

Annex I

Verified disclosures.

- GRI 201: Economic performance 2016 – 201-2
- GRI 203: Indirect Economic Impacts 2016-203-1,203-2
- GRI 204: Procurement Practices 2016-204-1
- GRI 205: Anti-Corruption 2016 –205-1, 205-2, 205-3
- GRI 206: Anti-Competitive Behaviour 2016 – 206-1
- GRI 207: Tax 2019 – 207-1,207-2,207-3
- GRI 301: Materials 2016- 301-2,301-3
- GRI 302: Energy 2016 – 302-1, 302-3, 302-4
- GRI 303: Water and Effluents 2018 – 303-1, 303-2, 303-3, 303-4,303-5
- GRI 305: Emissions 2016 – 305-1, 305-2, 305-3, 305-4, 305-5, 305-7
- GRI 306: Waste 2020 – 306-1, 306-2, 306-3, 306-4, 306-5
- GRI 308: Supplier environmental assessment 2016 – 308-1
- GRI 401: Employment 2016 – 401-1, 401-3
- GRI 403: Occupational Health and Safety 2018 – 403-1, 403-2, 403-3, 403-4, 403-5, 403-6, 403-7, 403-9, 403-10
- GRI 404: Training and Education 2016 – 404-1, 404-2, 404-3
- GRI 405: Diversity and Equal Opportunity 2016 – 405-1, 405-2
- GRI 406: Non-discrimination 2016-406-1
- GRI 408: Child Labor 2016-408-1
- GRI 413: Local Communities 2016 – 413-1, 413-2
- GRI 414: Supplier Social Assessment 2016 – 414-1
- GRI 416: Customer Health and Safety 2016 – 416-1, 416-2
- GRI 417: Marketing and Labeling 2016 – 417-1, 417-2, 417-3
- GRI 418: Customer Privacy 2016 – 418-1.

Annex II

Sites selected for On-site/Remote audits.

S. no	Site	Location
1.	Corporate office	Hyderabad
2.	India facilities	CTO 5 – Miryalaguda, Biologics, FTO 2, IPDO – Bachupally, CTO 2
3.	International Facilities	CTO – Mexico, FTO – Shreveport, IPDO – Cambridge

NV Headquarters, Veritasveien 1, P.O.Box 300, 1322 Høvik, Norway. Tel: +47 67 57 99 00. www.dnv.com1 DNV Corporate Governance & Code of Conduct - https://www.dnv.com/about/in-brief/corporate-governance.html.

DNV

INDEPENDENT ASSURANCE STATEMENT

Introduction

DNV Business Assurance India Private Limited ('DNV'), has been appointed by Dr. Reddy's Laboratories Limited, Corporate Identity Number L85195TG1984PLC004507 hereafter referred to as Dr. Reddy's or 'the Company') to undertake an independent assurance of the Company's disclosures in Business Responsibility and Sustainability Report (hereafter referred as 'BRSR'). The disclosures include Core indicators as per Annexure I of SEBI circular dated 12 July 2023 and rest non-financial disclosures in BRSR (Annexure II of SEBI circular dated 12 July 2023).

Reporting standard/framework

The disclosures have been prepared by Dr. Reddy's in reference to:

- BRSR Core – Framework for assurance and ESG disclosures for value chain as per SEBI (Securities and Exchange Board of India) Circular No. SEBI/HO/CFD/CFD-SEC-2/P/CIR/2023/122 dated July 12, 2023.
- BRSR reporting guidelines (Annexure II) as per SEBI Circular No. SEBI/HO/CFD/CMD-2/P/CIR/2021/562 dated May 10, 2021, and incorporated Master Circular No. SEBI/HO/CFD/PoD2/CIR/P/2023/120 dated July 11, 2023.
- Greenhouse Gas Protocol: A Corporate Accounting and Reporting Standard.
- ISO 14064-1:2018 - Specification with guidance at the organization level for quantification and reporting of greenhouse gas emissions and removals.

Assurance Methodology/Standard

This assurance engagement has been carried out in accordance with DNV's VeriSustain™ protocol, V6.0, which is based on our professional experience and international assurance practice, and AccountAbility's AA1000 Assurance Standard (AA1000AS v3). DNV's VeriSustain™ Protocol has been developed in accordance with the most widely accepted reporting and assurance standards.

Intended User

The intended user of this assurance statement is the Management of Dr. Reddy's ('the Management'). We do not express any conclusion, on any other information that may be published outside of the Report and/or on Company's website for the current reporting period i.e. April 1, 2023 to March 31, 2024.

Level of Assurance

- Reasonable Level of assurance for BRSR 9 Core Indicators (Ref: Annexure I of SEBI circular); and
- Limited Level of assurance for rest non-financial disclosures BRSR report (Ref: Annexure II of SEBI circular).

Responsibilities of the Management of Dr. Reddy's and of the Assurance Provider

The Management of Dr. Reddy's has the sole responsibility for the preparation of the BRSR Report and is responsible for all information disclosed in this BRSR Core and BRSR Report. The company is responsible for maintaining processes and procedures for collecting, analyzing and reporting the information and also, ensuring the quality and consistency of the information presented in the Report. Dr. Reddy's is also responsible for ensuring the maintenance and integrity of its website and any referenced BRSR disclosures on their website.

In performing this assurance work, DNV's responsibility is to the Management of the Company; however, this statement represents our independent opinion and is intended to inform the outcome of the assurance to the stakeholders of the Company.

DNV

Scope, Boundary and Limitations

Scope

The scope of our engagement includes independent assurance of 'BRSR 9 Core indicators' (Ref: Annexure I of SEBI Circular) – Reasonable level of assurance and rest non-financial disclosures in BRSR (Ref: Annexure II of SEBI circular) – Limited Level of Assurance, for Financial Year (FY) 2023-24.

Boundary of our assurance work:

Reasonable assurance of BRSR Core indicators: Boundary covers the performance of Dr. Reddy's operations that fall under the direct operational control of the Company's Legal structure. Based on the agreed scope with the Company, the boundary of reasonable assurance covers the operations of Dr. Reddy's across all locations, in the table below.

BRSR Core Indicator	Boundary for reasonable Assurance
Principle 6, Question 7 of essential indicators	Except for JVs
Principle 6, Question 3 of essential indicators	Except for JVs
Principle 6, Question 4 of essential indicators	Except for JVs
Principle 6, Question 1 of essential indicators	Except for JVs
Principle 6, Question 9 of essential indicators	Except for JVs
Principle 3, Question 1 (c) of essential indicators	Standalone basis (India)
Principle 3, Question 11 of essential indicators	Except for JVs
Principle 5, Question 3 (b) of essential indicators	Except for JVs
Principle 5, Question 7 of essential indicators	Except for JVs
Principle 8, Question 4 of essential indicators	Standalone basis (India)
Principle 8, Question 5 of essential indicators	Standalone basis (India)
Principle 9, Question 7 of essential indicators	Except for JVs
Principle 1, Question 8 of essential indicators	Except for JVs
Principle 1, Question 9 of essential indicators (Concentration of Sales)	Standalone basis (India)
Principle 1, Question 9 of essential indicators (Concentration of purchase and share of RPT's)	Except for JVs

- *Limited assurance of rest non-financial disclosures in BRSR report: Boundary for limited assurance of rest non-financial disclosures in BRSR covers the operations of Dr. Reddy's across all locations globally and India also, unless otherwise stated below.*

  The following sites has not reported on BRSR report.

  Joint Ventures of Dr. Reddy's

Limitation(s):

We performed a reasonable Level of assurance for the BRSR Core and limited level of assurance for rest non-financial disclosures in BRSR and the reporting based on our assurance methodology VeriSustain™, v06. The assurance scope has the following limitations:

- The assurance engagement considers an uncertainty of ±5% based on materiality threshold for estimation/measurement errors and omissions.

DNV

- DNV has not been involved in evaluation or assessment of any financial data/performance of the company. DNV opinion on specific BRSR Core indicators (ref- all sections of core indicators where currency; INR has been applied) relies on the third party audited financial reports of the Company. DNV does not take any responsibility of the financial data reported in the audited financial reports of the Company.
- The assessment is limited to data and information within the defined Reporting Period. Any data outside this period is not considered within the scope of assurance.
- Data outside the operations specified in the assurance boundary is excluded from the assurance, unless explicitly mentioned otherwise in this statement.
- The assurance does not cover the Company's statements that express opinions, claims, beliefs, aspirations, expectations, aims, or future intentions. Additionally, assertions related to Intellectual Property Rights and other competitive issues are beyond the scope of this assurance.
- The assessment does not include a review of the Company's strategy, or other related linkages expressed in the Report. These aspects are not within the scope of the assurance engagement.
- The assurance does not extend to mapping the Report with reporting frameworks other than those specifically mentioned. Any assessments or comparisons with frameworks beyond the specified ones are not considered in this engagement.
- Aspects of the Report that fall outside the mentioned scope and boundary are not subject to assurance. The assessment is limited to the defined parameters.
- The assurance engagement does not include a review of legal compliances. Compliance with legal requirements is not within the scope of this assurance, and the Company is responsible for ensuring adherence to relevant laws.
- The assurance engagement is based on the assumption that the data and information provided by the Company are complete, sufficient and authentic.

Assurance process

As part of the assurance process, a multi-disciplinary team of assurance specialists performed assurance work for selected sites of Dr. Reddy's as per Annex II. We adopted a risk-based approach, that is, we concentrated our assurance efforts on the issues of high material relevance to the Company's business and its key stakeholders. We carried out the following activities:

BRSR Core Indicators – Reasonable level of Assurance	Rest non-financial disclosures in BRSR Report – Limited Level of Assurance
Reviewed the disclosures under BRSR Core, encompassing the framework for assurance consisting of a set of Key Performance Indicators (KPIs) under 9 ESG attributes. The format of BRSR Core used a basis of reasonable level of assurance	Reviewed the disclosures under BRSR reporting guidelines. Our focus included general disclosures, management processes, principle wise performance (essential indicators, and leadership indicators) and any other key metrics specified under the reporting framework. The BRSR reporting format used a basis of limited level of assurance.
Evaluation of the design and implementation of key systems, processes and controls for collecting, managing and reporting the BRSR Core indicators	Understanding the key systems, processes and controls for collecting, managing and reporting the non-financial disclosures in BRSR report.
Assessment of operational control and reporting boundaries	Walk-through of key data sets. Understand and test, on a sample basis, the processes used to adhere to and evaluate adherence to the reporting principles.
Seek extensive evidence across all relevant areas, ensuring a detailed examination of BRSR Core indicators. Engaged directly with stakeholders to gather insights and corroborative evidence for each disclosed indicator.	Collect and evaluate documentary evidence and management representations supporting adherence to the reporting principles.
Interviews with selected senior managers responsible for management of disclosures and review of selected evidence to support environmental KPIs and metrics disclosed the Report. We were free to choose interviewees and interviewed those with overall responsibility of monitoring, data collation and reporting the selected indicators.	Interviews with the senior managers responsible for management of disclosures. We were free to choose interviewees and interviewed those with overall responsibility of monitoring, data collation and reporting the selected indicators.
DNV audit team conducted on-site audits for data testing and also, to assess the uniformity in reporting processes and also, quality checks at different locations of the Company. Sites for data testing and reporting system checks were selected based on the %age contribution each site makes to the reported indicator, complexity of operations at each location (high/ low/ medium) and reporting system within the organization. Sites selected for audits are listed in Annex-II.	DNV audit team conducted on-site audits for corporate offices and sites. Sample based assessment of site-specific data disclosures was carried out. We were free to choose sites for conducting our assessment.
Conduct a comprehensive examination of key material aspects within the BRSR Core framework supporting adherence to the assurance based on applicable principles plus specified data and information.	Reviewed the process of reporting as defined in the assessment criteria.

DNV

In both the cases, DNV teams conducted the:

- Verification of the data consolidation of reported performance disclosures in context to the Principle of Completeness.
- Verification of the consolidated reported performance disclosures in context to the Principle of Completeness as per VeriSustain™ for both reasonable level and limited level verification for the disclosures.

Conclusion

Reasonable level of Assurance- BRSR 9 Core Indicators

Based on our review and procedures followed for reasonable level of assurance, DNV is of the opinion that, in all material aspects, the BRSR Core indicators (as listed in Annex I of this statement) for FY 2023-24 are reported in accordance with reporting requirements outlined in BRSR Core (Annexure I of SEBI Circular dated 12 July 2023).

Limited Level of Assurance- BRSR Reporting Format

On the basis of the assessment undertaken, nothing has come to our attention to suggest that the disclosures do not properly adhere to the reporting requirements as per BRSR reporting guidelines (Annexure II of SEBI Circular).

AA1000 Accountability Principles Standard (AA1000APS (2018)-V3)

1. **Inclusivity**

   The participation of stakeholders in developing and achieving an accountable and strategic response to Sustainability. The Report brings out the stakeholders who have been identified as significant to Dr. Reddy's, as well as the modes of engagement established by the Company to interact with these stakeholder groups. The key topics of concern and needs of each stakeholder group which have been identified through these channels of engagement are further brought out in the Report.

   Nothing has come to our attention to suggest that the Report does not meet the requirements related to the Principle of Stakeholder Inclusiveness.

DNV

2. **Materiality**

The process of determining the issues that are most relevant to an organization and its stakeholders.

The Report explains out the materiality assessment process carried out by the Company which has considered concerns of internal and external stakeholders, and inputs from peers and the industry, as well as issues of relevance in terms of impact for Dr. Reddy's business. The list of topics has been prioritized, reviewed and validated, and the Company has indicated that there is no significant change in material topics from the previous reporting period.

Nothing has come to our attention to suggest that the Report does not meet the requirements related to the Principle of Materiality.

3. **Responsiveness**

The extent to which an organization responds to stakeholder issues.

The Report adequately brings out the Company's policies, strategies, management systems and governance mechanisms in place to respond to topics identified as material and significant concerns of key stakeholder groups.

Nothing has come to our attention to suggest that the Report does not meet the requirements related to the Principle of Responsiveness.

4. **Impact**

The level to which an organisation monitors, measures and is accountable for how its actions affect its broader ecosystems. The Report brings out the key performance metrics, surveys and management processes used by Dr. Reddy's to monitor, measure, and evaluate its significant direct and indirect impacts linked to identified material topics across the Company, its significant value chain entities and key stakeholder groups.

Nothing has come to our attention to suggest that the Report does not meet the requirements related to the Principle of Impact.

5. **Reliability/Accuracy**

The accuracy and comparability of information presented in the report, as well as the quality of underlying data management systems. The Report brings out the systems and processes that the Company has set in place to capture and report its performance related to identified material topics across its reporting boundary. Most of the information mapped with data verified through our remote assessments with Dr. Reddy's management teams and process owners at the Corporate Office and sampled sites within the boundary of the Report were found to be fairly accurate and reliable. Some of the data inaccuracies identified in the report during the verification process were found to be attributable to transcription, interpretation, and aggregation errors. These data inaccuracies have been communicated for correction and the related disclosures were reviewed post correction.

Nothing has come to our attention to believe that the Report does not meet the principle of Reliability and Accuracy.

Additional principles as per DNV VeriSustain™

6. **Completeness**

How much of all the information that has been identified as material to the organization and its stakeholders is reported? The Report brings out the Company's performance, strategies and approaches related to the environmental, social and governance issues that it has identified as material for its operational locations coming under the boundary of the report, for the chosen reporting period while applying and considering the requirements of Principle of Completeness.

Nothing has come to our attention to suggest that the Report does not meet the Principle of Completeness with respect to scope, boundary and time.

DNV

7. **Neutrality/Balance**

The extent to which a report provides a balanced account of an organization's performance, delivered in a neutral tone. The Report brings out the disclosures related to Dr. Reddy's sustainability performance during the reporting period in a neutral tone in terms of content and presentation, while considering the overall macroeconomic and industry environment.

Nothing has come to our attention to suggest that the Report does not meet the requirements related to the Principle of Neutrality.

Statement of Competence and Independence

DNV applies its own management standards and compliance policies for quality control, which are based on the principles enclosed within ISO IEC 17029:2019 – Conformity assessment – General principles are requirements for validation and verification bodies, and accordingly maintains a comprehensive system of quality control including documented policies and procedures regarding compliance with ethical requirements, professional standards, and applicable legal and regulatory requirements.

We have complied with the DNV Code of Conduct[1] during the assurance engagement and maintain independence wherever required by relevant ethical requirements. This engagement work was carried out by an independent team of sustainability assurance professionals. During the reporting period i.e FY 2023-24, DNV, to the best of its knowledge, was not involved in any non-audit/non-assurance work with the Company and its Group entities which could lead to any Conflict of Interest. DNV was not involved in the preparation of any statements or data included in the Report except for this Assurance Statement. DNV maintains complete impartiality toward stakeholders interviewed during the assurance process. We did not provide any services to Dr. Reddy's in the scope of assurance for the reporting period that could compromise the independence or impartiality of our work.

Purpose and Restriction on Distribution and Use

This assurance statement, including our conclusion has been prepared solely for the exclusive use and benefit of management of the Company and solely for the purpose for which it is provided. To the fullest extent permitted by law, DNV does not assume responsibility to anyone other than the Company for DNV's work or this assurance statement. The usage of this assurance statement shall be governed by the terms and conditions of the contract between DNV and the Dr. Reddy's and DNV does not accept any liability if this assurance statement is used for an alternative purpose from which it is intended, nor to any third party in respect of this assurance statement. No part of this assurance statement shall be reproduced, distributed or communicated to a third party without prior written consent.

For **DNV Business Assurance India Private Limited**

Tapan Kumar Panda **Lead Verifier,** **Sustainability Services,** **DNV Business Assurance India Private Limited, India.**	**Ramaswamy Karthik** **Assurance Reviewer,** **Sustainability Services,** **DNV Business Assurance India Private Limited, India.**
Goutam Banik- (Verifier) Roshni Sarage- (Verifier Sameeksha.S P- Verifier Mithu Ghosh -(BRSR Noncore/HR Expert)	

June 26, 2024, Bengaluru, India.

DNV Business Assurance India Private Limited is part of DNV – Business Assurance, a global provider of certification, verification, assessment and training services, helping customers to build sustainable business performance. www.dnv.com

[1]DNV Corporate Governance & Code of Conduct - https://www.dnv.com/about/in-brief/corporate-governance.html

DNV

Annex I

Verified Data

Stipulated as per BRSR Core provided by the company.

Sr. No.	Attribute	BRSR Core Parameter	Measurement	Unit	FY2024
Attribute 1	Green- house gas (GHG) footprint	Total Scope 1 emissions	Total Scope 1 emissions	Metric tonnes of CO_2 equivalent	189,530
		Total Scope 2 emissions	Total Scope 2 emissions	Metric tonnes of CO_2 equivalent	114,655
		GHG Emission Intensity (Scope 1 + 2)	Total Scope 1 and Scope 2 emissions per Million rupee of turnover (Total Scope 1 and Scope 2 GHG emissions / Revenue from operations)	MT CO_2 Equivalent /Million ₹	1.1
			Total Scope 1 and Scope 2 emission intensity per Million rupee of turnover adjusted for Purchasing Power Parity (PPP) (Total Scope 1 and Scope 2 GHG emissions / Revenue from operations adjusted for PPP)	MT CO_2 equivalent/ Revenue adjusted to PPP	24.4
			Total Scope 1 and Scope 2 emission intensity in terms of physical output	MT/Tonne of Product	4.3
Attribute 2	Water footprint	Total water consumption	Water withdrawal by source (in kiloliters)		
			(i) Surface water	KL	1,02,582
			(ii) Groundwater	KL	11,09,141
			(iii) Third-party water (municipal water supplies)	KL	1,11,730
			(iv) Seawater / desalinated water	KL	0
			(v) Others (Rainwater and Municipality water)	KL	7,24,411
			Total volume of water withdrawal (in kiloliters) (i + ii + iii + iv + v)	KL	20,47,865
			Total volume of water consumption (in kiloliters)	KL	18,93,619
		Water consumption intensity	Water intensity per Million rupee of turnover (water consumed / turnover) - on freshwater withdrawal	KL/Million ₹	7.0
			Water intensity per Million rupee of turnover adjusted for Purchasing Power Parity (PPP) (Total water consumption / Revenue from operations adjusted for PPP) - on freshwater withdrawal	KL/ Revenue adjusted to PPP	156.1
			Water intensity in terms of physical output - on freshwater withdrawal	KL/Tonnes of Product	27.8
		Water Discharge by destination and levels of Treatment	(i) To Surface water		
			- No Treatment	KL	0
			- With treatment-please specify level of treatment	KL	0
			(ii) To Groundwater		
			- No treatment	KL	0
			- With treatment – please specify level of treatment	KL	0
			(iii) To Seawater		
			- No treatment	KL	0
			- With treatment-please specify level of treatment	KL	0
			(iv) Sent to third parties		
			- No treatment	KL	0
			- With treatment-please specify level of treatment	KL	0
			(v) Others		
			- No treatment	KL	0
			- With treatment-please specify level of treatment (Primary)	KL	154,246
			Total water discharged (in kiloliters)	KL	154,246
Attribute 3	Energy footprint	% of energy consumed from renewable sources	Renewable stake (Derived KPI)	%	
		Total energy consumed	Total electricity consumption (A)	GJ	9,63,642
			Total fuel consumption (B)	GJ	13,58,825
			Energy consumption through other sources (C)	GJ	0
			Total energy consumed from renewable sources (A+B+C)	GJ	23,22,468
			From non-renewable sources	GJ	
			Total electricity consumption (D)	GJ	6,04,565
			Total fuel consumption (E)	GJ	19,46,295
			Energy consumption through other sources (F)	GJ	0
			Total energy consumed from non-renewable sources (D+E+F)	GJ	25,50,861
			Total energy consumed (A+B+C+D+E+F)	GJ	48,73,328
		Energy Intensity	Energy intensity per Million rupee of turnover (Total energy consumed / Revenue from operations)	GJ/INRMillion	17.5
			Energy intensity per Million rupee of turnover adjusted for Purchasing Power Parity (PPP)	GJ/ Revenue adjusted to PPP	391.0
			Energy intensity in terms of physical output	GJ/tonnes of product	69.7

DNV

Sr. No.	Attribute	BRSR Core Parameter	Measurement	Unit	FY2024
			Energy intensity (optional) – the relevant metric may be selected by the entity.		-
Attribute 4	Embracing circularity – details related to waste management by the entity	Plastic waste (A)		Metric tonnes	232.5
		E-waste (B)		Metric tonnes	17.4
		Bio-medical waste (C)		Metric tonnes	204.8
		Construction and demolition waste (D)		Metric tonnes	9,497.3
		Battery waste (E)		Metric tonnes	121.6
		Radioactive waste (F)		Metric tonnes	0.00
		Other Hazardous waste(G) Please specify, if any. (Break-up by composition i.e., by materials relevant to the sector)		Metric tonnes	36,701.2
		Other Non-hazardous waste generated (H). Please specify, if		Metric tonnes	31,741.8
		Total waste generated (A+B + C + D + E + F + G + H)		Metric tonnes	78,516.7
		Waste Intensity	Kg or MT / Revenue from Operations (in Million INR) adjusted for PPP	MT/Million ₹	0.3
			Waste intensity per Million rupee of turnover adjusted for Purchasing Power Parity (PPP) (Total waste generated / Revenue from operations adjusted for PPP)	MT/ Revenue adjusted to PPP	6.3
			Kg or MT / Unit of Product or Service	Mt/Tonnes of product	1.1
		Each category of waste generated, total waste recovered through recycling, re-using or other recovery operations Waste (A+B+C+D+E+F+H)	(i) Recycled	Metric Tonnes	5,748.2
			(ii) Re-used	Metric Tonnes	34,630.4
			(iii) Other recovery operations	Metric Tonnes	1,436.8
		For each category of waste generated, total waste disposed by nature of disposal method - Haz. Wastes (G)	(i) Incineration	Metric Tonnes	802.2
			(ii) Landfilling	Metric Tonnes	0
			(iii) Other disposal operations	Metric Tonnes	35,899.0

DNV

Sr. No.	Attribute	BRSR Core Parameter	Measurement	Unit	FY2024
Attribute 5	Enhancing Employee Wellbeing and Safety	Spending on measures towards wellbeing of employees and workers – cost incurred as a % of total revenue of the company	In % terms	%	0.2
		Details of safety related incidents for employees and workers (including contract-workforce e.g. workers in the company's construction sites)	Number of Permanent Disabilities	Employees	0
			Lost Time Injury Frequency Rate (LTIFR) (per one-million-person hour worked)	Employees	0.14
			No. of fatalities	Employees	0
			High consequence work-related injury or ill-health (excluding fatalities)	Employees	0
Attribute 6	Enabling Gender Diversity in Business	Gross wages paid to females as % of wages paid	In % terms	%	24
		Complaints on POSH (sexual harassment)	Total Complaints reported under Sexual Harassment on of Women at Workplace (Prevention, Prohibition and Redressal) Act, 2013 (POSH)	Nos.	23
			Complaints on POSH as a % of female employees / workers	%	0.4
			Complaints on POSH upheld	Nos.	19
Attribute 7	Enabling Inclusive Development	Input material sourced from following sources as % of total purchases – Directly sourced from MSMEs/ small producers and from within India	In % terms – As % of total purchases by value (Directly sourced from MSMEs/ small producers)	%	2.9
			In % terms – As % of total purchases by value (Directly from within India)	%	45
		Job creation in smaller towns – Wages paid to persons employed in smaller towns (permanent or non- permanent /on contract) as % of total wage cost	Rural	%	3.5
			Semi-Urban	%	1.6
			Urban	%	10.2
			Metropolitan	%	84.7

DNV

Sr. No.	Attribute	BRSR Core Parameter	Measurement	Unit	FY2024
Attribute 8	Fairness in Engaging with Customers and Suppliers	Instances involving loss / breach of data of customers as a percentage of total data breaches or cyber security events	In % terms	%	0
		Number of days of accounts payable	(Accounts payable *365) / Cost of goods/ services procured	Nos.	80
Attribute 9	Open-ness of business	Concentration of purchases & sales done with trading houses, dealers, and related parties Loans and advances & investments with related parties Loans and advances & investments with related parties	Concentration of purchase		
			a. Purchase from trading houses as % of total purchase	%	0
			b. Number of trading houses where purchases are made from	Nos.	0
			c. Purchases from top 10 trading houses as % of total purchase from trading houses	%	0
			Concentrations of sales		
			a. Sales to dealers/ distributors as % of total sales	%	31
			b. Number of dealers/distributors to whom sales are made	Nos.	7,375
			c. Sales to top 10 dealers/distributors as % of total sales to dealers/distributors	%	17.6
			Share of RPTs in		
			a. Purchases (purchases with related parties total purchase)	%	0.5
			b. Sales (Sales to related parties/total sales)	%	0
			c. Loans and advances (Loans and advances with related parties/total Loans and advances)	%	0
			d. Investments (Investments to related parties/total Investments made)	%	0

Annex II

Sites selected for audits

S.no	Site	Location
1.	Corporate office	Hyderabad
2.	India Facilities	CTO 5 – Miryalaguda, Biologics, FTO 2, IPDO – Bachupally, CTO 2
3.	International Facilities	CTO – Mexico, FTO – Shreveport, IPDO – Cambridge

GRI INDEX

GRI Standard No.	Disclosure	UN SDG	UNGC Principles	LOCATION Section	LOCATION Page No.
GRI 2: General Disclosures 2021					
The organization and its reporting practices	2-1 Organizational details			Who we are, our Global Presence, BRSR Section A	06,10, 112, 113
	2-2 Entities included in the organization's sustainability reporting			Strategy and Sustainability - About our Reporting Approach	22,23
	2-3 Reporting period, frequency and contact point			Strategy and Sustainability - About our Reporting Approach & BRSR	06, 22, 23, 112
	2-4 Restatements of information			Nil	
	2-5 External assurance			External Assurance Statement & About our Reporting Approach	422
Activities and workers	2-6 Activities, value chain and other business relationships			Who we are and MD&A	06,66
	2-7 Employees	8,10,12	6	Value Creation Model, Helping our People Realise their full Potential, BRSR Section A	28, 36, 113
	2-8 Workers who are not employees	8,10,12	6	Helping our People Realise their full Potential, BRSR Section A	36,113
Governance	2-9 Governance structure and composition	5,16		Enhancing Trust with our Stakeholders, Corporate Governance Report	50,156
	2-10 Nomination and selection of the highest governance body	5,16		Corporate Governance Report	156
	2-11 Chair of the highest governance body	16		Corporate Overview, Enhancing Trust with our Stakeholders, Corporate Governance Report	50,156
	2-12 Role of the highest governance body in overseeing the management of impacts	16		Enhancing trust with our stakeholders	50
	2-13 Delegation of responsibility for managing impacts			Enhancing Trust with our Stakeholders	50
	2-14 Role of the highest governance body in sustainability reporting			Enhancing Trust with our Stakeholders, Corporate Governance Report	50, 156
	2-15 Conflicts of interest	16		BRSR Section C	129, 130
	2-16 Communication of critical concerns			Maintaining the Trust of Stakeholders - Business Ethics	50, 156
	2-17 Collective knowledge of the highest governance body			Board of Directors, Corporate Governance Report	50, 156
	2-18 Evaluation of the performance of the highest governance body			Corporate Governance Report	156
	2-19 Remuneration policies			Corporate Governance Report	156
	2-20 Process to determine remuneration			Corporate Governance Report	156
	2-21 Annual total compensation ratio			Board's Report	82
Strategy, policies and practices	2-22 Statement on sustainable development strategy			Strategy and Sustainability - Our Strategy, BRSR	24, 28, 108
	2-23 Policy commitments	16		Enhancing Trust with our Stakeholders - Business Ethics, Board's Report	56, 82
	2-24 Embedding policy commitments			Board's Report	82

GRI INDEX

GRI Standard No.	Disclosure	UN SDG	UNGC Principles	LOCATION	
				Section	Page No.
	2-25 Processes to remediate negative impacts			Enhancing Trust with our Stakeholders - Human Rights, BRSR Principle 5	57, 141
	2-26 Mechanisms for seeking advice and raising concerns	16	10	BRSR, Corporate Governance Report	108, 156
	2-27 Compliance with laws and regulations			Enhancing Trust with our Stakeholders and Committed to Environmental Stewardship	44,50
	2-28 Membership associations			BRSR Principle 7	150
Stakeholder engagement	2-29 Approach to stakeholder engagement			Stakeholder Engagement and Materiality Assessment, BRSR Principle 4	60,137
	2-30 Collective bargaining agreements			Enhancing Trust with our Stakeholders - Human Rights	57
Material Topics					
GRI 3: Material Topics 2021	3-1 Process to determine material topics			Stakeholder Engagement and Materiality Assessment, BRSR Section A	60, 115
	3-2 List of material topics	3,8,9,10,13		Stakeholder Engagement and Materiality Assessment, BRSR Section A	60, 115
Topic Standards - Economic					
GRI 201: Economic Performance 2016	201-1 Direct economic value generated and distributed			MD&A	66
	201-2 Financial implications and other risks and opportunities due to climate change	13	7,8,9	BRSR Section A , Principle 6, Boards Report Annexure 6	115, 144, 106
	201-3 Defined benefit plan obligations and other retirement plans	8		Corporate Governance Report, Notes to Financial Statements	156, 80, 227, 322
	203-1 Infrastructure investments and services supported			Our Strategy Pillars	24
	203-2 Significant indirect economic impacts	1,3,8		Our Strategy Pillars , Empowering the Communities Around Us	24,40
GRI 204: Procurement Practices 2016	204-1 Proportion of spending on local suppliers	8		BRSR Principle 8	151
GRI 205: Anti-corruption 2016	205-1 Operations assessed for risks related to corruption	16	10	BRSR Principle 1, Enhancing Trust with our Stakeholders	56,122, 128
	205-2 Communication and training about anti-corruption policies and procedures	16	10	BRSR Principle 1	128,129
	205-3 Confirmed incidents of corruption and actions taken	16	10	BRSR Principle 1	128,129
GRI 206: Anti-competitive Behavior 2016	206-1 Legal actions for anti-competitive behavior, anti-trust, and monopoly practices	16		BRSR Principle 1, Notes to the Consolidated Financial Statements	128, 306
GRI 207: Tax 2019	207-1 Approach to tax	1,10,17		Enhancing Trust with our Stakeholders, Independent Auditor's Report	58, 306
	207-2 Tax governance, control, and risk management	1,10,17		Governance, Board's Report	58, 82
	207-3 Stakeholder engagement and management of concerns related to tax	1,10,17		Independent Auditor's Report	306

GRI INDEX

GRI Standard No.	Disclosure	UN SDG	UNGC Principles	LOCATION	
				Section	Page No.
Topic Standard - Environmental					
GRI 301: Materials 2016	301-2 Recycled input materials used	8,12		Our Commitment to Environmental Stewardship, BRSR Principle 2	132, 151
	301-3 Reclaimed products and their packaging materials			BRSR Principle 2	132
GRI 302: Energy 2016	302-1 Energy consumption within the organization	7,8,12,13	7,8,9	Our Commitment to Environmental Stewardship, BRSR Principle 6	44, 144
	302-3 Energy intensity	7,8,12,13	8	Our Commitment to Environmental Stewardship, BRSR Principle 6	44,144
	302-4 Reduction of energy consumption	7,8,12,13	7,8,9	Our Commitment to Environmental Stewardship, BRSR Principle 6	44,144
GRI 303: Water and Effluents 2018	303-1 Interactions with water as a shared resource	6,12	7,8	Our Commitment to Environmental Stewardship, BRSR Principle 6	44,144
	303-2 Management of water discharge-related impacts	6	7,8,9	Our Commitment to Environmental Stewardship, BRSR Principle 6	44,144
	303-3 Water withdrawal	6	7,8,9	Our Commitment to Environmental Stewardship, BRSR Principle 6	44,144
	303-4 Water discharge	6	7,8,9	Our Commitment to Environmental Stewardship, BRSR Principle 6	44,144
	303-5 Water consumption	6	7,8,9	Our Commitment to Environmental Stewardship, BRSR Principle 6	44,144
GRI 304: Biodiversity 2016	304-1 Operational sites owned, leased, managed in, or adjacent to, protected areas and areas of high biodiversity value outside protected areas	6,13,15	7,8	Our Commitment to Environmental Stewardship	44,144
GRI 305: Emissions 2016	305-1 Direct (Scope 1) GHG emissions	3,11,12,13,15	7,8	Our Commitment to Environmental Stewardship, BRSR Principle 6	44,144
	305-2 Energy indirect (Scope 2) GHG emissions	3,11,12,13,15	7,8	Our Commitment to Environmental Stewardship, BRSR Principle 6	44,144
	305-3 Other indirect (Scope 3) GHG emissions	3,11,12,13,15	7,8	Our Commitment to Environmental Stewardship, BRSR Principle 6	44,144
	305-4 GHG emissions intensity	3,11,12,13,15	7,8	Our Commitment to Environmental Stewardship, BRSR Principle 6	44,144
	305-5 Reduction of GHG emissions	3,11,12,13,15	7,8	Our Commitment to Environmental Stewardship, BRSR Principle 6	44,144
	305-7 Nitrogen oxides (NOx), sulfur oxides (SOx), and other significant air emissions	3,11,12,13,15	7,8	Our Commitment to Environmental Stewardship, BRSR Principle 6	44,144

GRI INDEX

GRI Standard No.	Disclosure	UN SDG	UNGC Principles	LOCATION	
				Section	Page No.
GRI 306: Waste 2020	306-1 Waste generation and significant waste-related impacts	3,6,11,12	7,8,9	Our Commitment to Environmental Stewardship	44,144
	306-2 Management of significant waste-related impacts	3,6,11,12	7,8,9	Our Commitment to Environmental Stewardship, BRSR Principle 6	44,144
	306-3 Waste generated	3,6,11,12	7,8,9	Our Commitment to Environmental Stewardship, BRSR Principle 6	44,144
	306-4 Waste diverted from disposal	3,6,11,12	7,8,9	Our Commitment to Environmental Stewardship, BRSR Principle 6	44,144
	306-5 Waste directed to disposal	3,6,11,12	7,8,9	Our Commitment to Environmental Stewardship, BRSR Principle 6	44,144
GRI 308: Supplier Environmental Assessment 2016	308-1 New suppliers that were screened using environmental criteria		8	Our Commitment to Environmental Stewardship	44,144
Topic Standards - People					
GRI 401: Employment 2016	401-1 New employee hires and employee turnover	5,8,10	6	BRSR Principle 3	132
	401-2 Benefits provided to full-time employees that are not provided to temporary or part-time employees	3,5,8		BRSR Principle 3	132
	401-3 Parental leave	5,8		BRSR Principle 3	132
GRI 403: Occupational Health and Safety 2018	403-1 Occupational health and safety management system	3,8		Helping our People Realise their full Potential, BRSR Principle 3	37, 120, 135, 136
	403-3 Occupational health services	3,8		BRSR Principle 3	37, 120, 135, 136
	403-5 Worker training on occupational health and safety	3,8	6	BRSR Principle 3	37, 120, 135, 136
	403-6 Promotion of worker health	3,8		Helping our People Realise their full Potential, BRSR Principle 3	37, 120, 135, 136
	403-8 Workers covered by an occupational health and safety management system	3,8		Helping our People Realise their full Potential, BRSR, BRSR Principle 3	37, 120, 135, 136
	403-9 Work-related injuries	3,8,16		BRSR Principle 3	135, 136
	403-10 Work-related ill health	3,8,16		BRSR Principle 3	135, 136
GRI 404: Training and Education 2016	404-1 Average hours of training per year per employee	4,5,8,10		Our Strategy - Value Creation	28
	404-2 Programs for upgrading employee skills and transition assistance programs	8		Helping our People Realise their full Potential, BRSR	36
	404-3 Percentage of employees receiving regular performance and career development reviews	5,8,10	6	BRSR Principle 3	118, 135
GRI 405: Diversity and Equal Opportunity 2016	405-1 Diversity of governance bodies and employees	5,8,10	6	Corporate Governance Report	156
	405-2 Ratio of basic salary and remuneration of women to men	5,8,10	6	Corporate Governance Report	156
GRI 406: Non-discrimination 2016	406-1 Incidents of discrimination and corrective actions taken	5,8,10	6	BRSR Principle 3	132
GRI 408: Child Labor 2016	408-1 Operations and suppliers at significant risk for incidents of child labor	5,8,10	5	Enhacing Trust with Stakeholders, BRSR Principle 5	57, 139, 142, 143

GRI INDEX

GRI Standard No.	Disclosure	UN SDG	UNGC Principles	LOCATION	
				Section	Page No.
GRI 409: Forced or Compulsory Labor 2016	409-1 Operations and suppliers at significant risk for incidents of forced or compulsory labor	5,8	5	Enhacing Trust with Stakeholders, BRSR Principle 5	57, 139, 142, 143
GRI 410: Security Practices 2016	410-1 Security personnel trained in human rights policies or procedures	16	1,2	Enhacing Trust with Stakeholders, BRSR Principle 5	57, 139, 142, 143
GRI 413: Local Communities 2016	413-1 Operations with local community engagement, impact assessments, and development programs			Empowering the Communities Around us	40
GRI 414: Supplier Social Assessment 2016	414-1 New suppliers that were screened using social criteria	5,8,11,16		BRSR Principle 3	132
GRI 416: Customer Health and Safety 2016	416-1 Assessment of the health and safety impacts of product and service categories			BRSR Principle 3	132
GRI 417: Marketing and Labeling 2016	417-1 Requirements for product and service information and labeling	12		BRSR Principle 9	153
GRI 418: Customer Privacy 2016	418-1 Substantiated complaints concerning breaches of customer privacy and losses of customer data	16		BRSR Principle 9	153

Glossary

AC	Audit Committee
ADR	American Depository Receipt
AGM	Annual General Meeting
AI	Artificial Intelligence
ANDA	Abbreviated New Drug Application
API	Active Pharmaceutical Ingredient
AS	Accounting Standards
ASN	Advanced Shipment Notice
ATV/ATN	Atorvastatin calcium
AVF	Arteriovenous Fistula
BAC	Banking and Authorization Committee
BN	Billion
BRSR	Business Responsibility and Sustainability Report
BSE	Bombay Stock Exchange
CAGR	Compound Annual Growth Rate
CCO	Chief Compliance Officer
CDP	Carbon Disclosure Project
CDSL	Central Depository Services (India) Limited
CEO	Chief Executive Officer
CFO	Chief Financial Officer
CHIP	Community Health Intervention Programme
CII	Confederation of Indian Industry
CIN	Corporate Identity Number
COBE	Code of Business Conduct and Ethics
COO	Chief Operating Officer
CPS	Custom Pharmaceutical Services
CPCB	Central Pollution Control Board
CR	Crore
CRL	Complete Response Letters
CSR	Corporate Social Responsibility
CTO	Chemical Technical Operations
CUSIP	Committee on Uniform Security Identification Procedures
DCGI	Drug Controller General of India
DIN	Director's Identification Number
DMF	Drug Master File
DP	Depository Participant
DRF	Dr. Reddy's Foundation
DRFHE	Dr. Reddy's Foundation for Health and Education
EBITDA	Earnings Before Interest, Taxes, Depreciation And Amortization
EC	Electronically Commutated
EGM	Extraordinary General Meeting
EIR	Establishment Inspection Report
EM	Emerging Markets
EPS	Earnings Per Share
ERM	Enterprise-wide Risk Management
ESOP	Employees Stock Option Plan
EUG	Europe Generics
EVEN	Evoting Event Number
FAQ	Frequently Asked Questions
FICCI	Federation of Indian Chambers of Commerce & Industry
FO	Fuel Oil
FPL	Friction Power Loss
GDP	Gross Domestic Product
GDR	Global Depository Receipt
GG	Global Generics
GHG	Green House Gas
GMO	Global Manufacturing Operations
GMP	Good Manufacturing Practices
HR	Human Resources
HVAC	Heat, Ventilation and Air Conditioning
HOC	Heat of Compression
HPAPI	High Potency Active Pharmaceutical Ingredient
IASB	Indian Accounting Standard Board
ICAI	Institute of Chartered Accountants of India
ICC	Internal Complaints Committee
IEC	Information, Education and Communication
IEPF	Investor Education and Protection Fund
IFRS	International Financial Reporting Standards
IGAAP	Indian Generally Accepted Accounting Principles
Ind AS	Indian Accounting Standard
INR	Indian Rupees
IOT	Internet of Things
IP	Intellectual Property
IPDO	Integrated Product Development Organisation
IR	Integrated Annual Report
ISIN	International Securities Identification Number
IST	Indian Standard Time
IT	Information Technology
JPY	Japanese Yen
JWG	Joint Working Group
KARV	Kallam Anji Reddy Vidyalaya
KAR-VJR	Kallam Anji Reddy – Vocational Junior College
KMP	Key Managerial Personnel
KPI	Key Performance Indicators
LABS	Livelihood Advancement Business School
LSSSDC	Life Sciences Sector Skill Development Council
M&A	Mergers and Acquisitions
MC	Management Council
MD	Managing Director
MD&A	Management Discussion & Analysis
MN	Million
MT	Metric Tonne
NAG	North America Generics
NCEs	New Chemical Entities
NCLT	National Company Law Tribunal
NDA	New Drug Application
NGO	Non-Governmental Organisation

Glossary

NGCC	Nomination, Governance, and Compensation Committee
NLEM	National List of Essential Medicines
NPPA	National Pharmaceutical Pricing Authority
NSDL	National Securities Depository Limited
NSE	The National Stock Exchange of India Limited
NSE IFSC	National Stock Exchange of India International Financial Service Centre
NYSE	New York Stock Exchange Inc.
OP	Out Patient
OTC	Over-the-counter
OTIF	On Time In Full
PAN	Permanent Account Number
PAT	Profit After Tax
PBT	Profit Before Tax
PHC	Primary Health Centres
PMI	Process Mass Intensity
PO	Purchase Order
PP	Proprietary Products
PPE	Personal Protective Equipment
PSAI	Pharmaceuticals Services and Active Ingredients
PwD	People with Disabilities
P2P	Procure to Pay
RAT	Rapid Antigen Tests
RD	Regional Director
R&D	Research and Development
RDIF	Russian Direct Investment Fund
RMC	Risk Management Committee
RO	Reverse Omission
RoCE	Return on Capital Employed
RoW	Rest of World
RTA	Registrar and Transfer Agent
SCSR	Sustainability and Corporate Social Responsibility Committee
SEBI	Securities and Exchange Board of India
SEC	Securities and Exchange Commission
SEZ	Special Economic Zone
SHE	Safety, Health and Environment
SG&A	Selling, General and Administrative
SIP	School Improvement Program
SMP	Senior Management Personnel
SPCB	State Pollution Control Board
SRC	Stake Holder Relationship Committee
SS	Secretarial Standards
STOC	Science, Technology and Operation Committee
SOX	Sarbanes Oxley Act, 2002
TCFD	Task Force on Climate-Related Financial Disclosures
UK	United Kingdom
US/USA	United States of America
USD/$	United States Dollar
USFDA	United States Food and Drugs Administration
VC/OVAM	Video Conferencing /Other Audio Visual Means
VFD	Variable Frequency Drive
ZLD	Zero Liquid Discharge
2DG	2-Deoxy-D-Glucose
MHI	My Health Index
MITRA	Making Integrated Transformation through Resourceful Agriculture
MLP	Multi-Layered Plastic
MoU	Memorandum of Understanding
MT	Metric Ton
MTCO2e	Metric Tonnes of Carbon Dioxide Equivalent
MDS	Myelodysplastic syndrome
MW	Megawatt
MS	Mild Steel
NGO	Non-Governmental Organisation
NHLP	New Horizons Leadership Programme
NHWP	New Horizons Well-being Programme
NOx	Nitrogen Oxides
OTC	Over-the-counter
PET	Polyethylene Terephthalate
PPA	Power Purchase Agreements
PPP	Purchasing Power Parity
PSCI	Pharmaceutical Supply Chain Initiative
PV	Pharmacovigilance
PwD	Persons with Disabilities
QbD	Quality by Design
QMS	Quality Management System
REC	Renewable Energy Certificate
RWA	Rural Workforce Agencies
S2C	Selection-to-Commercial
SAMP	Social Accountability Management Procedure
SCOC	Supplier Code of Conduct
SMT	Self-Managed Teams
Sox	Sulfur Oxides
STEM	Science, Technology, Engineering and Mathematics
STP	Sewage Treatment Plant
TPM	Total Productive Maintenance
TPR	Transplanted Rice
UNGP	United Nations Guiding Principles
UN SDGs	United Nations Sustainable Development Goals
WASH	Water, Sanitation and Hygiene
YLP	Young Leaders Programme

Notice of 40th Annual General Meeting

Notice is hereby given that the 40th Annual General Meeting ("AGM") of the members of Dr. Reddy's Laboratories Limited will be held on Monday, July 29, 2024, at 11.00 a.m. (IST) through Video Conferencing ('VC')/ Other Audio-Visual Means ('OAVM'), to transact the following business:

ORDINARY BUSINESS

1. To receive, consider and adopt the Audited Financial Statements (Standalone and Consolidated) of the Company for the financial year ended March 31, 2024, together with the Reports of the Board of Directors and Auditors thereon.

2. To declare dividend of ₹ 40/- per equity share for the financial year ended March 31, 2024.

3. To re-appoint Mr. K Satish Reddy (DIN: 00129701), as a Director, who retires by rotation, and being eligible offers himself for re-appointment.

SPECIAL BUSINESS

4. **To consider and approve the appointment of Mr. Vishal Reddy, a related party, as an entry level employee in Dr. Reddy's Laboratories Inc, USA, a wholly owned subsidiary of the Company**

To consider and, if thought fit, to pass the following resolution as an ordinary resolution:

"**RESOLVED THAT** pursuant to the applicable provisions of the Companies Act, 2013 read with Rules framed thereunder and the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015 (including any statutory modification(s) or re-enactment(s) thereof for the time being in force), approval and recommendation of the Audit Committee and the Board of Directors of the Company, the consent of the members of the Company be and is hereby accorded for the appointment of Mr. Vishal Reddy, a related party and son of Mr. K Satish Reddy, Chairman of the Company, as an employee in Dr. Reddy's Laboratories Inc in USA, a wholly owned subsidiary of the Company (US WOS), at such remuneration and other terms and conditions, as more fully detailed in the Explanatory Statement annexed hereto with the Notice of 40th Annual General Meeting, effective from the date on or after the date of approval by the members of the Company and that the said approval of the Members will be valid for a period of five years from the date of such appointment;

RESOLVED FURTHER THAT the consent of the members of the Company, be and is hereby also accorded to the Board of the Company, to finalize and decide, on the recommendation of the Audit Committee, the revisions in the remuneration payable to Mr. Vishal Reddy, from time to time with annual increments and/or increment on promotions, if any, as per the performance appraisal policies and practices of Dr. Reddy's Laboratories Inc in USA, a wholly owned subsidiary of the Company and to do all such acts, deeds and things and execute all such documents, instruments and writings as may be required and to delegate all or any of its powers herein conferred to any Committee of Board of Directors to give effect to the aforesaid resolution."

5. **To consider and approve remuneration payable to Cost Auditors, M/s. Sagar & Associates, Cost Accountants, for the financial year ending March 31, 2025**

To consider and, if thought fit, to pass the following resolution as an ordinary resolution:

"**RESOLVED THAT** pursuant to the provisions of Section 148(3) and other applicable provisions, if any, of the Companies Act, 2013, read with the Companies (Audit and Auditors) Rules, 2014 (including any statutory modifications and re-enactment thereof, for the time being in force), the remuneration payable to M/s. Sagar & Associates, Cost Accountants (Firm Registration No. 000118), appointed by the Board of Directors, on the recommendation of the Audit Committee, as Cost Auditors of the Company to conduct audit of cost records of the Company, for the financial year ending March 31, 2025, amounting to ₹ 9,00,000/- (Rupees Nine lakhs only) plus applicable taxes and out of pocket expenses at actuals, in connection with the aforesaid audit, be and is hereby ratified;

RESOLVED FURTHER THAT the Board of Directors of the Company be and is hereby authorized to do all such acts, matters, deeds and things, as may be necessary to give effect to this resolution."

By order of the Board of Directors
For **Dr. Reddy's Laboratories Limited**

Sd/-
K Randhir Singh
Company Secretary, Compliance Officer
and Head-CSR
Membership No. F6621

Place: Hyderabad
Date: May 07, 2024

Registered Office
8-2-337, Road No. 3, Banjara Hills,
Hyderabad, Telangana- 500034, India
CIN: L85195TG1984PLC004507
Tel-91-40-49002900, Fax-91-40-49002999
Email: shares@drreddys.com
Website: www.drreddys.com

NOTES:

1) The explanatory statement pursuant to Section 102 of the Companies Act, 2013 ("Act") and the Rules made thereunder, Secretarial Standard on General Meetings ("SS-2") and the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015 ("SEBI Listing Regulations") wherever applicable, in respect of the special business set out in the Notice, is annexed hereto. The Board of Directors of the Company at its meeting held on May 07, 2024, has considered and recommended to include item nos. 4 and 5, of the special business in the Notice for seeking approval of the members at the 40th Annual General Meeting ("AGM") of the Company.

2) Pursuant to General Circular Nos. 14/2020 dated April 8, 2020, 17/2020 dated April 13, 2020, 20/2020 dated May 5, 2022, 09/2023 dated September 25, 2023, and other circulars issued by the Ministry of Corporate Affairs ('MCA') and the Securities and Exchange Board of India ('SEBI') Circular Nos. SEBI/HO/CFD/CMD1/CIR/P/2020/79 dated May 12, 2020 and SEBI/HO/CFD/CFD-PoD-2/P/CIR/2023/167 dated October 7, 2023, respectively (collectively referred to as 'Circulars'), companies are permitted to hold the AGM through VC/ OAVM, without the physical presence of the members at a common venue. Accordingly, the 40th AGM of the Company will be convened through VC/ OAVM in compliance with the provisions of the Act and Rules made thereunder, the SEBI Listing Regulations read with the aforesaid Circulars. The deemed venue for the 40th AGM shall be at the Registered Office of the Company, i.e. 8-2-337, Road No. 3, Banjara Hills, Hyderabad – 500034, Telangana, India.

3) In line with the Circulars, the Company is providing VC/ OAVM facility to its members to attend the 40th AGM. For this purpose, the Company has entered into an agreement with National Securities Depository Limited (NSDL), as the authorized agency for facilitating voting through electronic means. The facility of casting votes by a Member using remote e-voting system as well as e-voting on the date of the AGM will be provided by NSDL.

4) The facility for attending the AGM virtually will be made available for 1,000 members on first come first served basis. This will not include large members (i.e. members with 2% or more shareholding), Promoters, institutional investors, Directors, Key Managerial Personnel, the Chairpersons of the Audit Committee, Nomination, Governance and Compensation Committee and Stakeholders' Relationship Committee, Auditors, etc. who are allowed to attend the AGM without restriction on account of first come first served basis.

5) The VC/ OAVM facility for members to join the meeting, shall be kept open for 30 minutes before the start of the 40th AGM and will be closed on expiry of 30 minutes after closure of the 40th AGM. Members can attend the 40th

AGM through VC/ OAVM by following the instructions mentioned in this Notice.

6) Corporate members whose authorized representatives are intending to attend the meeting are requested to send a certified copy of the Board resolution authorizing such representative to attend the 40th AGM through VC/ OAVM, and cast their votes through e-voting. Such documents can be sent to info@mehta-mehta.com, with a copy marked to evoting@nsdl.co.in.

7) Institutional shareholders (i.e. other than individuals, HUF, NRI etc.) are required to send scanned copy (PDF/ JPG Format) of the relevant Board Resolution/ Authority letter, etc. with attested specimen signature of the duly authorized signatory(ies) who are authorized to vote, to the Scrutinizer by e-mail at info@mehta-mehta.com, with a copy marked to evoting@nsdl.co.in.

8) Members attending the 40th AGM through VC/ OAVM shall be counted for the purpose of reckoning the quorum under Section 103 of the Act.

9) The statutory registers including Register of Directors and Key Managerial Personnel and their shareholding, the Register of Contracts or Arrangements in which Directors are interested, maintained under the Act and the Certificate from the Secretarial Auditors of the Company certifying that the ESOP Schemes of the Company are being implemented in accordance with the SEBI (Share Based Employee Benefits and Sweat Equity) Regulations, 2021, will be available for inspection by the members during the 40th AGM. All documents referred to in the Notice and Explanatory Statement will be available for inspection in electronic mode from the date of circulation of this Notice up to the date of the 40th AGM. Members who wish to inspect the register are requested to write to the Company by sending e-mail to shares@drreddys.com.

10) In accordance with the aforesaid Circulars, the Notice of the 40th AGM along with the Integrated Annual Report for the financial year ended March 31, 2024 has been sent only through electronic mode to the members who have registered their e-mail addresses with the Company/ Depository Participants/ Company's Registrar and Transfer Agent ("RTA"). The Notice of 40th AGM and Integrated Annual Report are also available on the Company's website at www.drreddys.com, on the website of the Stock Exchanges, i.e. BSE Limited ("BSE") at www.bseindia.com and National Stock Exchange of India Limited ("NSE") at www.nseindia.com and on the website of National Securities Depository Limited ("NSDL") at www.evoting.nsdl.com. Physical copy of the Notice of the 40th AGM and the Integrated Annual Report for the year ended March 31, 2024 has not been sent to the members.

11) In accordance with the Circulars, members who have not registered their e-mail address may register their e-mail address on www.drreddys.com/investors/investor-services/shareholder-information or with their Depository Participant or send their request at shares@drreddys.com along with their Folio No./ DP ID and Client ID and valid e-mail address for registration.

12) Pursuant to Section 108 of the Act, read with Rule 20 of the Companies (Management and Administration) Rules, 2014, as amended from time to time, Regulation 44 of the SEBI Listing Regulations and the aforesaid Circulars, the Company is pleased to offer voting by electronic means to the members to cast their votes electronically on all resolutions set forth in this Notice. The detailed instructions for e-voting and attending the 40th AGM through VC/ OAVM are given as an attachment to this Notice.

13) Members are requested to intimate immediately, any change in their address to their Depository Participants with whom they are maintaining their demat accounts. If the shares are held in physical form, change in address has to be intimated to the Company's Registrar and Transfer Agent ("RTA"), Bigshare Services Private Limited, 306, Right Wing, 3rd Floor, Amrutha Ville, Opp. Yashoda Hospital, Rajbhavan Road, Hyderabad 500 082, Telangana, India Tel: +91-40-2337 4967, Fax: +91-40-2337 0295, e-mail ID: bsshyd@bigshareonline.com.

14) The Register of Members and Share Transfer Books of the Company will remain closed from Wednesday, July 17, 2024 to Friday, July 19, 2024 (both days inclusive).

15) The Board of Directors of the Company at their meeting held on May 07, 2024, have recommended a dividend of ₹ 40/- per equity share of face value of ₹ 5/- each as final dividend for the financial year ended March 31, 2024. Dividend, if declared, at the 40th AGM, will be paid on August 2, 2024, subject to deduction of tax at source to those members whose names appear on the Register of Members of the Company as of end of the day on July 16, 2024.

16) In terms of Schedule I of the SEBI Listing Regulations, listed companies are required to use the Reserve Bank of India's approved electronic mode of payment such as electronic clearance service (ECS), LECS (Local ECS)/ RECS (Regional ECS)/ NECS (National ECS), direct credit, real time gross settlement, national electronic fund transfer (NEFT), etc. for making payments like dividend etc. to the members.

Accordingly, members holding securities in demat mode are requested to update their bank details with their Depository Participants. Members holding securities in physical form shall send a request updating their bank details, to the Company's RTA.

17) Pursuant to the Income Tax Act, 1961 ("IT Act"), as amended by the Finance Act 2020, dividend income will be taxable in the hands of the members and the Company is required to deduct tax at source (TDS) from dividend paid to members at the prescribed rates, as detailed hereunder:

For Resident shareholders: taxes shall be deducted at source under Section 194 of the IT Act, as follows:

Valid PAN of shareholder available with the Company	10% or as notified by the Government of India
Shareholders without PAN/ invalid PAN with the Company	20% or as notified by the Government of India
Shareholder covered under Section 206AB of the IT Act as per utility prescribed by CBDT	20%

However, no tax shall be deducted on the dividend payable to a resident individual shareholder if the total dividend to be received by them during the financial year 2024-25 does not exceed ₹ 5,000/- and also in cases where shareholder provides valid Form 15G (applicable to any person other than HUF or a Company or a firm)/ Form 15H (applicable to an individual who is 60 years and older) subject to conditions specified in the IT Act. Shareholders may also submit any other document as prescribed under the IT Act to claim a lower/ nil withholding tax. PAN is mandatory for shareholders providing valid Form 15G/ Form 15H or any other documents as mentioned above. The formats of Form 15G/ Form 15H are also available on the website of our Registrar and Transfer Agent (RTA), Bigshare Services Private Limited at www.bigshareonline.com.

For Resident Mutual funds and Insurance Company shareholders: In order to provide exemption from TDS on the dividend payable to a Mutual Fund specified under Clause (23D) of Section 10 of the IT Act or an Insurance Company as specified in Section 194 of the IT Act, shareholders should submit the below document along with exemption notification, if any, as per the relevant provisions of the IT Act:

a. Declaration by shareholder qualifying as Insurer as per Section 2(7A) of the Insurance Act, 1938.

b. Declaration by Mutual Fund shareholder eligible for exemption under Section 10(23D) of the IT Act.

c. Declaration by Category I/II Alternate Investment Fund (AIF) registered with SEBI.

Declaration for exemption under Circular 18/2017 of the IT Act: In case of any shareholder whose income is subject to lower rate of TDS or is exempt under the IT Act, such shareholder is requested to submit the following documents, if eligible as per the relevant provisions of the IT Act, duly signed by the authorized signatory:

a. Lower withholding tax certificate for the financial year 2024-25, if any obtained from the Income Tax authorities.

b. In case the shareholder has obtained tax exemption status under any provisions of the IT Act, the documentary evidence along with declaration for the same.

For Non-resident shareholders: taxes are required to be withheld in accordance with the provisions of Section 195 and other applicable sections of the IT Act, at the rates in force. The withholding tax shall be at the rate of 20% (plus applicable surcharge and cess) or as notified by the Government of India on the amount of dividend payable. However, as per Section 90 of the IT Act, non-resident shareholders may have an option to be governed by the provisions of the Double Tax Avoidance Treaty (DTAA) between India and the country of tax residence of the shareholder, if they are more beneficial to them. In order to avail the benefits of DTAA, the non-resident shareholders will have to provide the following:

- Self-attested Tax Residency Certificate (TRC) for the financial year 2024-25, obtained from the tax authorities of the country of which the shareholder is a resident.

- Self-attested copy of PAN allotted by the Indian Income Tax authorities. In case of non-availability of PAN, information under Sub-Rule 2 of Rule

37BC the Income Tax Rules, 1962 ("IT Rules") to be submitted.

- Form 10F as per the format specified under the IT Act.

Pursuant to Notification no. 03/2022 dated July 16, 2022, non-resident members are required to furnish Form 10F electronically on income tax portal with their login credentials at eportal.incometax.gov.in.

- Self-declaration from non-resident shareholder addressed specifically to the Company, primarily covering the following:
    a. Non-resident is and will continue to remain a tax resident of the country of residence during the financial year 2024-25;
    b. Non-resident is eligible to claim the benefit of respective tax treaty;
    c. Non-resident has no reason to believe that its claim for the benefits of the DTAA is impaired in any manner;
    d. Non-resident receiving the dividend income is the beneficial owner of such income;
    e. Dividend income is not attributable/ effectively connected to any permanent establishment (PE) or fixed base in India;
    f. In case of Foreign Institutional Investors and Foreign Portfolio Investors, self-attested copy of SEBI registration certificate; and
    g. In case of shareholder being tax resident of Singapore, please furnish the letter issued by the competent authority or any other evidences demonstrating the non-applicability of Article 24 - Limitation of Relief under India-Singapore Double Taxation Avoidance Agreement (DTAA).
- Any other documents as prescribed under the IT Act for lower withholding tax if applicable, duly attested by the shareholder.

The Company is not obligated to apply the beneficial DTAA rates at the time of tax deduction/ withholding on dividend amounts. Application of beneficial DTAA rate shall depend upon the completeness and satisfactory review by the Company, of the documents submitted by non-resident shareholder.

Declaration by shareholders under Rule 37BA(2) of the IT Rules:

In order to enable the Company to provide credit of tax deducted at source to beneficial shareholders in whose hands dividend paid by Company is assessable, shareholders are requested to provide declaration in format as prescribed under Rule 37BA (2) of the IT Rules.

Section 206AA of the IT Act:

Rate of TDS at the rate of 10 percent under Section 194 of the IT Act which is subject to provisions of section 206AA of the IT Act which introduces special provisions for TDS where PAN provided by deductee is Invalid. Invalid PAN also includes cases where PAN and Aadhar are not linked.

As provided in section 206AA of the IT Act, tax is required to be deducted at higher of following rates in case of payments to specified person:

- at twice the rate specified in the relevant provisions of the IT Act; or
- at twice the rate or rates in force; or
- at the rate of 20%.

Accordingly, provisions of section 206AA of the IT Act will be applicable in cases where PAN of the shareholder is Invalid. Validity of PAN will be determined using functionality of Income Tax Department as notified for the purpose of determining specified person u/s 206AB of the IT Act.

Section 206AB of the IT Act:

Rate of TDS @10% under Section 194 of the IT Act is subject to provisions of Section 206AB of the IT Act (effective from July 1, 2021) which introduces special provisions for TDS in respect of non-filers of income-tax return. As provided in Section 206AB, tax is required to be deducted at higher of following rates in case of payments to specified persons:

- at twice the rate specified in the relevant provision of the IT Act; or
- at twice the rate or rates in force; or
- at the rate of 5%.

Where Sections 206AA and 206AB are applicable i.e. the specified person has not submitted the PAN or PAN not linked with Aadhar or not filed the tax return, the tax shall be deducted at the higher of the two rates prescribed in these two sections.

As per Central Board of Direct Taxes vide Circular No. 11 of 2021 dated June 21, 2021, for determining TDS rate on Dividend, the Company will be using functionality of the Income-tax department to determine the applicability of Section 206AB of the IT Act. Rate of 20% will be applied for shareholders who are determined as specified person in Income tax department portal.

The non-resident who does not have the permanent establishment is excluded from the scope of a specified person.

For all shareholders:

Shareholders are requested to update tax residential status, Permanent Account Number (PAN), registered email address, mobile numbers and other details with their Depository Participants, in case the shares are held in dematerialized form. Shareholders holding shares in physical mode, are requested to furnish details to the Company's RTA.

The formats of above declarations are available on the website of the Company at https://drreddys.com/investor#investor-services#investor-handbook and also on the website of RTA at https://www.bigshareonline.com/Resources.aspx. The aforementioned documents (duly completed and signed) are required to be submitted to the Company's RTA at DRLtaxexemption@bigshareonline.com.

All the documents submitted by the shareholders will be verified by the Company and the Company will consider the same while deducting the appropriate taxes if they are in accordance with the provisions of the IT Act.

Shareholders may note that in case the tax on said dividend is deducted at a higher rate in absence of receipt of the aforementioned details/ documents, option is available to the shareholder to file the return of income as per the IT Act, and claim an appropriate refund, if eligible.

All communications/queries in this respect should be addressed to our RTA, Bigshare Services Private Limited at their e-mail ID: DRLtaxexemption@bigshareonline.com.

Further, shareholders who have not registered/ updated their email address are requested to register/ update the same on https://www.drreddys.com/investors/investor-services/shareholder-information/#investor-services#shareholder-information or with their depository participant or send their consent at shares@drreddys.com along with their folio no./ DP ID, Client ID and valid e-mail address for registration/updation.

Shareholders are further requested to complete necessary formalities to link their bank accounts to their demat accounts to enable the Company to make timely credit of dividend in respective bank account.

Disclaimer: Above communication on TDS only sets out the provisions of law in a summarized manner and does not purport to be a complete analysis or listing of all potential tax consequences. Shareholders should consult their own tax advisors for the tax provisions applicable to their particular circumstances.

18) Members are requested to contact Company's RTA, Bigshare Services Private Limited for encashing the unclaimed dividends standing to the credit of their account. The detailed dividend history and due dates for transfer to IEPF are given in the Additional Shareholders Information section of the Integrated Annual Report and are also available on the website of the Company at https://www.drreddys.com/investor#shares.

19) In terms of requirements of Section 124(6) of the Act read with Investor Education and Protection Fund (IEPF) Authority (Accounting, Audit, Transfer and Refund) Rules, 2016, the Company is required to transfer the shares, in respect of which the dividend remains unpaid or unclaimed for a period of seven consecutive years or more, to the IEPF Account established by the Central Government. The details of the unpaid/ unclaimed dividend amounts lying with the Company as on March 31, 2023 are available on the website of the Company at https://www.drreddys.com/investor#shares and on the website of MCA/ IEPF. Member(s) whose dividends/ shares are transferred to the IEPF can claim the same from the IEPF Authority by following the refund procedure as detailed on the IEPF website.

20) Effective from April 1, 2024, SEBI has mandated that the shareholders, who hold shares in physical mode and whose folios are not updated with any of the KYC details [viz., (i) PAN (ii) Choice of Nomination (iii) Contact Details (iv) Mobile Number (v) Bank Account Details and (vi) Signature], shall be eligible to get dividend only in electronic mode. Accordingly, payment of dividend,

subject to approval at the AGM, shall be paid to physical holders only after the above details are updated in their folios. Shareholders are requested to complete their KYC by writing to the Company's RTA at bsshyd@bigshareonline.com. The forms for updating the same are available at https://www.drreddys.com/investor#investor-services#investor-handbook.

21) Members holding shares in physical mode may submit their nomination by submitting SH-13 which can be downloaded from the Company's website at https://www.drreddys.com/investor#investor-services#investor-handbook. Members holding shares in demat mode may contact their respective DPs to update the nomination.

22) Regulation 40 of the SEBI Listing Regulations, as amended, mandates that transfer of securities shall not be processed unless the securities are held in the dematerialised form with a depository. Further, transmission and transposition of securities of held in physical form shall be effected only in dematerialized form. SEBI has mandated that listed companies, shall issue the securities only in demat mode while processing investor service requests pertaining to issuance of duplicate shares, exchange of shares, endorsement, sub-division/ consolidation of share certificates, transmission, transposition, etc. In view of the above, as also to eliminate all risks associated with physical shares and for ease of portfolio management, members holding shares in physical form are requested to consider converting their holdings to demat mode.

23) Members are hereby informed that for addressing the unresolved disputes pertaining to or emanating from investor services between listed company / RTAs offering services on behalf of the listed company and its shareholders, the SEBI introduced Standard Operating Procedure to be followed under the Stock Exchange arbitration process. The mechanism can be initiated only post exhausting all actions for resolution of complaints including those received through the SCORES Portal.

24) The Company is pleased to provide the facility of live webcast of proceedings of 40th AGM. Members who are entitled to participate in the 40th AGM can view the live proceedings of 40th AGM by logging on the NSDL e-voting system at www.evoting.nsdl.com, using their secure login credentials. Members are encouraged to use this facility of the live webcast. The webcast facility will be available from 10.30 a.m. (IST) onwards (30 minutes before the start of the 40th AGM on July 29, 2024.

25) Since the 40th AGM will be held through VC/ OAVM pursuant to the Circulars, the proxy form, attendance slip and route map are not annexed to this Notice.

By order of the Board of Directors
For **Dr. Reddy's Laboratories Limited**

Sd/-
K Randhir Singh
Company Secretary, Compliance Officer and Head-CSR
Membership No. F6621

Place: Hyderabad
Date: May 07, 2024

Registered Office
8-2-337, Road No. 3, Banjara Hills,
Hyderabad, Telangana- 500034, India
CIN: L85195TG1984PLC004507
Tel-91-40-49002900, Fax-91-40-49002999
Email: shares@drreddys.com
Website: www.drreddys.com

Explanatory Statement to the Notice of 40th AGM

Statement pursuant to Section 102 of the Companies Act, 2013 ("Act") read with the rules made thereunder, as applicable, the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015 ("SEBI Listing Regulations") and the Secretarial Standard on General Meetings ("SS-2")

Item No. 3

Mr. K Satish Reddy is the Chairman (Whole-time Director) of Dr. Reddy's Laboratories Limited. He joined the Company in 1993 as an Executive Director and since then has held various positions of increasing responsibility. He led the organization's transition from a uni-focused manufacturer of APIs (Active Pharmaceutical Ingredients) to a Company that moved up the value-chain with a diverse product portfolio of finished dosage formulations. He oversaw the expansion and establishing of a strong footprint for Dr. Reddy's finished dosage products in Russia, China and other emerging markets.

In 1997, Mr. K Satish Reddy was appointed as Managing Director. He was re-appointed as Managing Director and Chief Operating Officer for a period of five years effective from October 1, 2012. After the demise of the Company's founder, Dr. K Anji Reddy, he was re-designated as Vice-Chairman and Managing Director with effect from March 30, 2013 and has been subsequently re-designated as the Chairman of the Company with effect from May 13, 2014. The members of the Company at the 38th Annual General Meeting ("AGM") held on July 29, 2022 has re-appointed Mr. K Satish Reddy as Whole-time Director, designated as Chairman, for a period of five years effective from October 1, 2022 to September 30, 2027, liable to retire by rotation. He retires by rotation at the 40th AGM of the Company and, being eligible, offers himself for the re-appointment.

As an active member of major industry associations and governmental panels, Mr. Satish Reddy played a key role in shaping policies concerning the pharmaceutical sector that include India's patent law, drug pricing and important amendments to the Drugs & Cosmetics Act. He is the Member of the CII Governing Council and a Member of the IGBA CEO Advisory Committee. He is also leading various National Committees on the India G20 Presidency for 2023. He was the President of the Indian Pharmaceutical Alliance, a premier industry association of leading research based Indian companies from 2019-2021 & 2013-2015. He was the Chairman of the Life Sciences Skill Development Council under The National Skill Development Corporation (NSDC), an organization, working in partnership with various stakeholder groups, to serve and address the skill shortfalls in the Life Sciences Sector across India. He was the Chairman of the Board of Governors of NIPER Hyderabad. He was a member of the Drugs Technical Advisory Board of India, the Chairman of the Andhra Pradesh Chapter of the Confederation of Indian Industries (CII) and head of its National Committee on Pharmaceuticals. In May 2015, the Ministry of Labour and Employment, Government of India, nominated Mr. Satish Reddy, as Chairman of the Board of Governors of the National Safety Council. He is co-opted as a member of the Board for a second term of four years of Indian Institute of Management, Visakhapatnam with effect from February 7, 2023.

Mr. K Satish Reddy was identified as a "Young Global Leader for 2007" by the World Economic Forum and was presented with the "IBLA - India Corporate Citizen of the Year" award by CNBC in 2005 for his contributions to Corporate Social Responsibility.

Mr. K Satish Reddy has immense knowledge of the industry in which the Company operates and its business operations. Further, his expertise and skills have contributed effectively to the growth of the Company. He also has a good understanding of management and governance, finance, socio-political and economic environment, business strategy, etc. Keeping true to the legacy of the founder of the company, Dr. Anji Reddy, he drives the organization's Corporate Social Responsibility initiatives. Dr. Reddy's Foundation, in which he is the Chairman, works to help the underprivileged, create sustainable livelihoods through appropriate vocational education. He is a Trustee of the Naandi Foundation, which works in the areas of child rights and education, safe drinking water, agriculture export marketing support and other much needed empowerment initiatives. He is also one of the Directors of Dr. Reddy's Institute of Life Sciences, the not-for-profit institute engaged in pioneering and innovative research in unifying areas of chemistry, biology and chemical biology.

In terms of Section 152 of the Act, the term of office of Mr. Satish Reddy, is subject to retirement by rotation at the ensuing 40th AGM, and being eligible, seeks re-appointment. He has been rated highly in the annual performance evaluation carried out by all the Board Members which inter alia included the various parameters including leadership,

knowledge and competency, availability and attendance at the meetings, contribution, industry knowledge, and strategic guidance in business growth and governance. The evaluation outcome was placed before the Nomination, Governance and Compensation Committee ("NGCC") and the Board. The Board has discussed the same and expressed profound sense of satisfaction over the evaluation outcome, and while recommending Mr. Satish's re-appointment for approval of the shareholders, appreciated the contribution made by him over the years for the growth and development of the Company.

The Company has received requisite consent from Mr. Satish Reddy for his re-appointment and has also received all the required disclosures including declaration in Form DIR-8 that he is not disqualified pursuant to Section 164(2) of the Companies Act, 2013 ("Act") and that he is not debarred or restrained from acting as a director by any SEBI order or by any other such authority.

Other details of Mr. Satish Reddy pursuant to Regulation 36(3) of the SEBI Listing Regulations and Secretarial Standard-2 are given below:

DIN	00129701
Age	56 years
Nationality	Indian
Qualification	Graduated in Chemical Engineering from Osmania University, India. M.S. in Medical Chemistry from Purdue University, USA
Expertise in specific areas	Mr. K Satish Reddy has rich and wide experience in strategy, management, governance, finance, human resources, science, technology and operations. He is focused on translating the Company's strategy into action to drive its growth and performance globally.
Date of first appointment	January 18, 1993
Number of shares held in the Company	9,01,002 equity shares registered in the name of Mr. K Satish Reddy, whereas 55,23,677 equity shares are held by K Satish Reddy HUF. Further, APS Trust holds 4,13,25,300 equity shares of the Company, in the name of Mr. G V Prasad jointly with Mr. K Satish Reddy.
Name of other Companies in which he holds Directorship	**Company's subsidiaries including step-down subsidiaries:** Aurigene Oncology Limited, and Dr. Reddy's Bio-Sciences Limited in India. Dr. Reddy's Laboratories Louisiana LLC in USA; Dr. Reddy's New Zealand Limited in New Zealand; Dr. Reddy's Laboratories (UK) Limited in UK. **Other Companies:** Dr. Reddy's Institute of Life Sciences, Greenpark Hotels and Resorts Limited, Stamlo Industries Limited, Dr. Reddy's Trust Services Private Limited, Araku Originals Private Limited, Cipro Estates Private Limited, KAR Therapeutics & Estates Private Limited, Quin Estates Private Limited, Satish Reddy Estates Private Limited, Nayanta Education Foundation, and Telangana Life Sciences Foundation. Apart from the Company, he was not a Director in any listed entities during past three years.
Chairman/ Member of the Committee(s) of Board of Directors	**Dr. Reddy's Laboratories Limited:** Member of the Sustainability and CSR Committee, Stakeholders' Relationship Committee and Banking and Authorisations Committee. **Aurigene Oncology Limited:** Member of the Corporate Social Responsibility Committee.
Relationships between Directors inter-se	Mr. G V Prasad, Co-Chairman and Managing Direcror, is brother-in-law of Mr. K Satish Reddy, and are not 'relative' as defined under the Companies Act, 2013. Mr. Satish Reddy is not related to any other Director or Key Managerial Personnel of the Company.
Number of Board meetings attended	Attended all six Board meetings held during the financial year ended March 31, 2024.
Terms of appointment along with details of remuneration sought to be paid and the remuneration last drawn by such person, if applicable.	**Term:** Members of the Company at their AGM held on July 29, 2022, has approved the re-appointment and terms of remuneration of Mr. K Satish Reddy for a period of five years, with effect from October 1, 2022 to September 30, 2027, as Chairman (Whole-time Director) of the Company. His re-appointment is subject to retire by rotation in terms of the provisions of the Act. Remuneration for the financial year ended March 31, 2024: Salary- ₹ 22.02 million; Perquisites- ₹ 4.15 million; Commission- ₹ 90 million For the financial year ended March 31, 2024, Mr. Satish Reddy was entitled to receive commission upto ₹ 439.76 million, i.e. @0.75 of the profit calculated under Section 198 of the Act, as approved by the members of the Company at their AGM held on July 29, 2022. In line with the approval given by the members of the Company, the NGCC and the Board has approved commission of ₹ 90 million to Mr. Satish Reddy for the financial year ended March 31, 2024. Mr. Satish Reddy will be entitled for remuneration for his terms of office in terms of approval given by the members at their AGM held on July 29, 2022, and as approved by the NGCC and the Board of the Company. He is not entitled for any stock option pursuant to Employees Stock Option Schemes of the Company.

Except Mr. K Satish Reddy, Chairman, and Mr. G V Prasad, Co-Chairman and Managing Director, and their relatives, none of the other Directors or Key Managerial Personnel of the Company and their relatives are concerned or interested, financially or otherwise, in the resolution set out at item no. 3 of the Notice of the 40th AGM.

The Board, recommends the resolution set forth in item no. 3 of the Notice for approval of the members.

Item No. 4

The Board of Directors of the Company at its meeting held on May 07, 2024, on the recommendation of the Audit Committee has approved and recommended the appointment of Mr. Vishal Reddy, a related party, as an entry level employee in Dr. Reddy's Laboratories Inc in USA, a wholly owned subsidiary of the Company (US WOS), subject to approval of the members of the Company, with effect from the date of appointment which shall be on or after the date of such approval by the members. Mr. Vishal Reddy is the son of Mr. K Satish Reddy, Chairman (Whole-time Director) of the Company. Once approval is received, he will be appointed as Business Analytics and Insights Associate, an entry level employee position in the said US WOS, His remuneration as detailed below has been benchmarked with the industry with the role and responsibilities applicable for said position. The role and responsibilities including remuneration, can be reviewed and revised from time to time, as per performance appraisal policies and practices applicable to employees of the said US WOS. Any change in designation or increase in remuneration will be subject to prior approval of the Board of the Company, on the recommendation of the Audit Committee.

In the said role Mr. Vishal Reddy will, *inter alia* be responsible for the collection, interpretation, and integration of all aspects of data sources to support strategic business decisions for US WOS's selfcare and wellness organization.

Mr. Vishal Reddy is Bachelor in Science; Major: Economics from University of Michigan. His key skills include strategic finance, financial analysis & modelling, market research and due diligence. He has also proficiency in MS Office, QuickBooks, ShareVault. He has approximately 5 years of working experience and is presently associated with Health Outlook Corporation as Finance Associate from November, 2022. Earlier he worked with Emerald BioVentures.

In terms of Section 188 of the Companies Act, 2013 ("Act") read with Rules made thereunder, approval of shareholders of the Company is required for any contract or arrangement to be entered into between the Company and a related party for appointment of such related party to any office or place of profit in the Company, its subsidiary company or associate company, at a monthly remuneration exceeding ₹ 2.50 lakhs. Further, pursuant to Regulation 23 of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015 ("SEBI Listing Regulations"), the approval of shareholders of the Company is required in case of material related party transaction(s) between the Company or its subsidiaries with the related party.

The proposed contract or arrangement for the appointment of Mr. Vishal Reddy as an employee, will be entered between the US WOS and the related party. The Company will not be party to such contract or arrangement and will not make payment of any remuneration to Mr. Vishal Reddy. The proposed contract or arrangement is also not a material related party transactions in terms of the provisions of the SEBI Listing Regulations. However, as a measure of good governance practice with respect to related party transaction(s), the Board, on the recommendation of the Audit Committee, thought fit to seek approval of the members of the Company for the appointment of Mr. Vishal Reddy, a related party, as an employee in US WOS.

The relevant details of the proposed contract or arrangement with US WOS are as hereunder:

Name of Related Party	Mr. Vishal Reddy
Name of the Director or KMP who is related	Mr. K Satish Reddy, Chairman (Whole-time Director) of the Company
Nature of Relationship	Mr. Vishal Reddy is son of Mr. K Satish Reddy
Nature, material terms, monetary value and particulars of the contract or arrangements	• The proposed contract or arrangements is for appointment of Mr. Vishal Reddy as an entry level employee in US WOS. • The appointment will be effective from the date on or after the date of approval by the members of the Company. • The approval of members is for a period of five years from the date of such appointment. The appointment will be in terms of the policy of the US WOS and the local legal requirements. • Once members approval is received, he will be offered the entry level position of Business Analytics and Insights Associate in the US WOS, which can be reviewed and revised from time to time, as per performance appraisal policies and practices applicable to employees of the said US WOS. Any change in designation or increase in remuneration will be subject to approval of the Board of the Company, on the recommendation of the Audit Committee. • The remuneration will be a base salary of US$ 85,000 per annum plus target performance pay @ 10% of the fixed pay and other perquisites and benefits, as applicable to all other employees of US WOS at his role as per US WOS employees policies. • Other perquisites and benefits are medical benefits, group medical insurance for self and family, group accidental insurance, group life insurance and other benefits as per the US WOS employee's policies applicable to employees of US WOS. • The proposed appointment is in the ordinary course of business and on arm's length basis. The proposed remuneration is industry benchmarked with the role and responsibilities applicable for proposed position applicable for his role. • The appointee will be located at Princeton, New Jersey, USA or such other location as may be decided from time to time in terms of US WOS policies.
Justification	The proposed appointment of Mr. Vishal Reddy as Business Analytics and Insights Associate in US WOS is at the industry benchmarked remuneration and on the terms and conditions as per policies of US WOS. The appointment is proposed following rigorous process in alignment with the requisite qualification, skills and aptitude for the role. He is Bachelor in Science; Major: Economics from University of Michigan and his key skills include strategic finance, financial analysis & modelling, market research and due diligence. He has approximately 5 years of working experience and is presently associated with Health Outlook Corporation as Finance Associate from November, 2022. Earlier he worked with Emerald BioVentures. Mr. Vishal Reddy is associated with the founder and promoters of the Company and has understanding of the purpose, promises, principles, values and culture of the Company. This inherent alignment will facilitate his seamless integration into Dr. Reddy's, fostering a harmonious work environment.
Other information	The role and responsibilities of the appointee includes the following: • Compile, manage, analyze and translate various internal and external data sources to uncover insights, trends, category/ shopper behaviors and competitive activity to shape the selfcare marketing strategy and build action plans that help drive growth and sustainable market share initiatives that support overall company objectives; • Build, update and refresh weekly/ monthly analytics/ reports (inclusive of sales/ orders, POS, category reviews, market dynamics and trends); • Partner with marketing and finance teams to support the business planning process; • Drive strategic cross-functional thought leadership with commercial teams leveraging multiple data sources, synthesizing insights and clearly articulating new business opportunities; • Support the commercial team in development of customer and business presentations incorporating multiple data sources that support key objectives; • Manage relationship with key internal data/ platform stakeholders and external partners; • Oversees the planning, execution, and completion of projects within the selfcare organization; • Defines project scope, creates project schedules, manages project budgets and communicates project status to respective stakeholders; • Coordinates with team members to ensure adherence to timelines and identifies opportunities to mitigate risk to ensure successful project delivery. • Other role and responsibilities, as may be assigned and delegated to the appointee, from time to time.

Therefore, consent of the members is sought for passing an ordinary resolution as set out at item no. 4 of the Notice of the 40th AGM for appointment of Mr. Vishal Reddy as an employee in US WOS.

Except Mr. K Satish Reddy, Chairman, and Mr. G V Prasad, Co-Chairman and Managing Director, and their relatives, none of the other Directors or Key Managerial Personnel of the Company and their relatives are concerned or interested, financially or otherwise, in the resolution set out at item no. 4 of the Notice of the 40th AGM. Therefore, in terms of the applicable provisions of the Act and the SEBI Listing regulations Mr. K Satish Reddy, Chairman, and Mr. G V Prasad, Co-Chairman and Managing Director, and their relatives shall not vote on this resolution.

The Board recommends the resolution set out in the item no. 4 of the Notice for approval of the members.

Item No. 5

The Board of Directors, on the recommendation of the Audit Committee, has approved the re-appointment of M/s. Sagar & Associates, Cost Accountants (Firm Registration No. 000118), as the Cost Auditors of the Company, to conduct the audit of the cost records of the Company for the financial year ending March 31, 2025, at a remuneration of ₹ 9,00,000/- (Rupees Nine lakhs only) plus applicable taxes and out of pocket expenses, at actuals in connection with the aforesaid audit.

The Board approved the proposed remuneration of the Cost Auditors after considering the scope of the audit involved and cost audit teams requiring fewer members due to the advancement in technology/ software, auditing systems and other automation tools. Therefore, the remuneration of the Cost Auditors being proposed for approval of the members are commensurate with the scope of work involved and above stated reasons in the present business environment.

In terms with the provisions of the Section 148(3) of the Companies Act 2013, read with the Companies (Audit and Auditors) Rules, 2014, members of the Company are required to ratify the remuneration proposed to be paid to the Cost Auditors.

Accordingly, consent of the members is sought for passing an ordinary resolution as set out at item no. 5 of the Notice of the 40th Annual General Meeting ("AGM") for ratification of the remuneration payable to the Cost Auditors, for the financial year ending March 31, 2025.

None of the Directors, Key Managerial Personnel and their relatives are, in any way, concerned or interested, financially or otherwise, in this resolution.

The Board, as recommended by the Audit Committee, recommends the resolution set forth in item no. 5 of the Notice of 40th AGM for approval of the members.

By order of the Board of Directors
For **Dr. Reddy's Laboratories Limited**

Sd/-
K Randhir Singh
Company Secretary, Compliance Officer
and Head-CSR
Membership No. F6621

Place: Hyderabad
Date: May 07, 2024

Registered Office
8-2-337, Road No. 3, Banjara Hills,
Hyderabad, Telangana- 500034, India
CIN: L85195TG1984PLC004507
Tel-91-40-49002900, Fax-91-40-49002999
Email: shares@drreddys.com
Website: www.drreddys.com

Instructions for E-Voting

Pursuant to the provisions of Section 108 of the Companies Act, 2013 ("Act") read with Rule 20 of the Companies (Management and Administration) Rules, 2014, as amended, Regulation 44 of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015 ("SEBI Listing Regulations"), as amended, and applicable Circulars, the Company is pleased to provide the facility to Members to exercise their right to vote on the resolutions proposed to be passed at 40th AGM to be held on Monday, July 29, 2024, at 11.00 a.m. (IST) by electronic means. For this purpose, the Company has entered into an agreement with National Securities Depository Limited (NSDL), as the authorised agency for facilitating voting through electronic means. The facility of casting votes by a Member using remote e-voting system as well as e-voting on the date of the AGM will be provided by NSDL.

The remote e-voting facility is available at the link, www.evoting.nsdl.com. The e-voting event number (EVEN) and period of remote e-voting are set out below:

Date of 40th AGM	EVEN	Commencement of remote e-voting	End of remote e-voting
Monday, July 29, 2024, at 11.00 a.m.(IST)	129062	Thursday, July 25, 2024, at 9:00 a.m. (IST)	Sunday, July 28, 2024, at 5:00 p.m. (IST)

The remote e-voting module shall be disabled by NSDL for voting thereafter. The Members, whose names appear in the Register of Members/ Beneficial Owners as on the record date (cut-off date) i.e. Monday, July 22, 2024, may cast their vote electronically. The voting right of shareholders shall be in proportion to their share in the paid-up equity share capital of the Company as on the cut-off date.

Please read the instructions printed below before exercising your vote. The details and instructions for e-voting and participation at the AGM through VC/ OAVM form an integral part of this Notice of the 40th AGM.

How do I vote electronically using NSDL e-voting system?

The way to vote electronically on NSDL e-voting system consists of "Two Steps" which are mentioned below:

Step 1: Access to NSDL e-voting system

Step 2: Cast your vote electronically and join General Meeting on NSDL e-voting system.

Step 1: Access to NSDL e-voting system

A) Login method for e-voting and joining virtual meeting for Individual shareholders holding securities in demat mode. In terms of SEBI circular dated December 9, 2020 on e-voting facility provided by Listed Companies, Individual shareholders holding securities in demat mode are allowed to vote through their demat account maintained with Depositories and Depository Participants. Shareholders are advised to update their mobile number and email Id in their demat accounts in order to access e-voting facility.

Login method for Individual shareholders holding securities in demat mode is given below:

Type of shareholders	Login Method
Individual Shareholders holding securities in demat mode with NSDL.	1. Existing **IDeAS** user can visit the e-Services website of NSDL Viz. https://eservices.nsdl.com either on a Personal Computer or on a mobile. On the e-Services home page click on the **"Beneficial Owner"** icon under **"Login"** which is available under **'IDeAS'** section, this will prompt you to enter your existing User ID and Password. After successful authentication, you will be able to see e-voting services under Value added services. Click on **"Access to e-voting"** under e-voting services and you will be able to see e-voting page. Click on company name or **e-voting service provider i.e. NSDL** and you will be re-directed to e-voting website of NSDL for casting your vote during the remote e-voting period or joining virtual meeting & voting during the meeting. 2. If you are not registered for IDeAS e-Services, option to register is available at https://eservices.nsdl.com. Select **"Register Online for IDeAS Portal"** or click at https://eservices.nsdl.com/SecureWeb/IdeasDirectReg.jsp 3. Visit the e-voting website of NSDL. Open web browser by typing the following URL: https://www.evoting.nsdl.com/ either on a Personal Computer or on a mobile. Once the home page of e-voting system is launched, click on the icon "Login" which is available under 'Shareholder/Member' section. A new screen will open. You will have to enter your User ID (i.e. your sixteen digit demat account number hold with NSDL), Password/OTP and a Verification Code as shown on the screen. After successful authentication, you will be redirected to NSDL Depository site wherein you can see e-voting page. Click on company name or **e-voting service provider i.e. NSDL** and you will be redirected to e-voting website of NSDL for casting your vote during the remote e-voting period or joining virtual meeting & voting during the meeting. 4. Shareholders/Members can also download NSDL Mobile App "NSDL Speede" facility by scanning the QR code mentioned below for seamless voting experience. **NSDL Mobile App is available on** App Store Google Play
Individual Shareholders holding securities in demat mode with CDSL	1. Existing users who have opted for Easi / Easiest, they can login through their user id and password. Option will be made available to reach e-voting page without any further authentication. The URL for users to login to Easi / Easiest are https://web.cdslindia.com/myeasi/home/login or www.cdslindia.com and click on New System Myeasi Tab and then user your existing my easi username & password. 2. After successful login the Easi / Easiest user will be able to see the e-voting option for eligible companies where the e-voting is in progress as per the information provided by company. On clicking the e-voting option, the user will be able to see e-voting page of the e-voting service provider for casting your vote during the remote e-voting period or joining virtual meeting & voting during the meeting. Additionally, there is also links provided to access the system of all e-voting Service Providers, so that the user can visit the e-voting service providers' website directly. 3. If the user is not registered for Easi/Easiest, option to register is available at https://web.cdslindia.com/myeasi/Registration/EasiRegistration. 4. click on login & New System Myeasi Tab and then click on registration option. 5. Alternatively, the user can directly access e-Voting page by providing Demat Account Number and PAN No. from a e-Voting link available on HYPERLINK "http://www.cdslindia.com" www.cdslindia.com home page. The system will authenticate the user by sending OTP on registered Mobile & Email as recorded in the Demat Account. After successful authentication, user will be able to see the e-Voting option where the e-voting is in progress and also able to directly access the system of all e-voting Service Providers.

Type of shareholders	Login Method
Individual Shareholders (holding securities in demat mode) login through their depository participants	You can also login using the login credentials of your demat account through your Depository Participant registered with NSDL/CDSL for e-voting facility upon logging in, you will be able to see e-voting option. Click on e-voting option, you will be redirected to NSDL/CDSL Depository site after successful authentication, wherein you can see e-voting feature. Click on company name or e-voting service provider i.e. NSDL and you will be redirected to e-voting website of NSDL for casting your vote during the remote e-voting period or joining virtual meeting & voting during the meeting.

Important note: Members who are unable to retrieve User ID/ Password are advised to use Forget User ID and Forget Password option available at abovementioned website.

Helpdesk for Individual Shareholders holding securities in demat mode for any technical issues related to login through Depository i.e. NSDL and CDSL.

Login type	Helpdesk details
Individual Shareholders holding securities in demat mode with NSDL	Members facing any technical issue in login can contact NSDL helpdesk by sending a request at evoting@nsdl.co.in or call at +91-22-48867000 and +91-22-24997000
Individual Shareholders holding securities in demat mode with CDSL	Members facing any technical issue in login can contact CDSL helpdesk by sending a request at helpdesk.evoting@cdslindia.com or contact at toll free no. 1800 22 55 33

B) Login Method for e-voting and joining virtual meeting for shareholders other than Individual shareholders holding securities in demat mode and shareholders holding securities in physical mode.

How to Log-in to NSDL e-voting website?

1. Visit the e-voting website of NSDL. Open web browser by typing the following URL: https://www.evoting.nsdl.com/ either on a Personal Computer or on a mobile.
2. Once the home page of e-voting system is launched, click on the icon "Login" which is available under 'Shareholder/ Member' section.
3. A new screen will open. You will have to enter your User ID, your Password/OTP and a Verification Code as shown on the screen.

   Alternatively, if you are registered for NSDL eservices i.e. IDEAS, you can log-in at https://eservices.nsdl.com/ with your existing IDEAS login. Once you log-in to NSDL eservices after using your log-in credentials, click on e-voting and you can proceed to Step 2 i.e. Cast your vote electronically.
4. Your User ID details are given below :

Manner of holding shares i.e. Demat (NSDL or CDSL) or Physical	Your User ID is:
a) For Members who hold shares in demat account with NSDL.	8 Character DP ID followed by 8 Digit Client ID For example if your DP ID is IN300*** and Client ID is 12****** then your user ID is IN300***12******.
b) For Members who hold shares in demat account with CDSL.	16 Digit Beneficiary ID For example if your Beneficiary ID is 12************** then your user ID is 12**************
c) For Members holding shares in Physical Form.	EVEN Number followed by Folio Number registered with the Company For example if folio number is 001*** and EVEN is [•••] then user ID is 101456001***

5. Password details for shareholders other than Individual shareholders are given below:
   a) If you are already registered for e-voting, then you can use your existing password to login and cast your vote.
   b) If you are using NSDL e-voting system for the first time, you will need to retrieve the 'initial password' which was communicated to you. Once you retrieve your 'initial password', you need to enter the 'initial password' and the system will force you to change your password.
   c) How to retrieve your 'initial password'?
      (i) If your email ID is registered in your demat account or with the Company, your 'initial password' is communicated to you on your email ID. Trace the email sent to you from NSDL from your mailbox. Open the email and open the attachment i.e. a .pdf file. Open the .pdf file. The password to open the .pdf file is your 8 digit client ID for NSDL account, last 8 digits of client ID for CDSL account or folio number for shares held in physical form. The .pdf file contains your 'User ID' and your 'initial password'.
      (ii) If your email ID is not registered, please follow steps mentioned below in process for those shareholders whose email ids are not registered.
6. If you are unable to retrieve or have not received the "Initial password" or have forgotten your password:
   a) Click on "Forgot User Details/Password?"(If you are holding shares in your demat account with NSDL or CDSL) option available on www.evoting.nsdl.com.
   b) Physical User Reset Password?" (If you are holding shares in physical mode) option available on www.evoting.nsdl.com.
   c) If you are still unable to get the password by aforesaid two options, you can send a request at evoting@nsdl.co.in mentioning your demat account number/folio number, your PAN, your name and your registered address etc.
   d) Members can also use the OTP (One Time Password) based login for casting the votes on the e-voting system of NSDL.
7. After entering your password, tick on Agree to "Terms and Conditions" by selecting on the check box.
8. Now, you will have to click on "Login" button.
9. After you click on the "Login" button, Home page of e-voting will open.

Step 2: Cast your vote electronically and join General Meeting on NSDL e-voting system

How to cast your vote electronically and join General Meeting on NSDL e-voting system?

1. After successful login at Step 1, you will be able to see all the companies "EVEN" in which you are holding shares and whose voting cycle and General Meeting is in active status.
2. Select "EVEN" of Company for which you wish to cast your vote during the remote e-voting period and casting your vote during the General Meeting. For joining virtual meeting, you need to click on "VC/OAVM" link placed under "Join General Meeting".
3. Now you are ready for e-voting as the Voting page opens.
4. Cast your vote by selecting appropriate options i.e. assent or dissent, verify/modify the number of shares for which you wish to cast your vote and click on "Submit" and also "Confirm" when prompted.

5. Upon confirmation, the message "Vote cast successfully" will be displayed.

6. You can also take the printout of the votes cast by you by clicking on the print option on the confirmation page.

7. Once you confirm your vote on the resolution, you will not be allowed to modify your vote.

GENERAL GUIDELINES FOR SHAREHOLDERS

1. Any person, who acquires shares of the Company and becomes a Member of the Company after dispatch of the Notice of the 40th AGM and holds shares as on the cut-off date i.e. Monday, July 22, 2024, may obtain user ID and password by sending a request at evoting@nsdl.co.in. However, if you are already registered with NSDL for e-voting, then you can use your existing User ID and Password for casting your vote.

2. The members who have cast their vote by remote e-voting prior to the AGM may also attend the AGM but shall not be entitled to cast their vote again.

3. The facility for voting through electronic voting system shall be made available during the AGM and only those members, who will be present in the AGM through VC/ OAVM facility and have not cast their vote on the resolutions through remote e-voting and are otherwise not barred from doing so, shall be eligible to vote through e-voting system in the AGM.

4. The voting rights of members shall be in proportion to the shares held by them, of the paid-up equity share capital of the company as on the cut-off date.

5. Mr. Atul Mehta (Membership No. F5782 and COP No. 2486), Partner, M/s Mehta & Mehta, Company Secretaries, has been appointed by the Board as the scrutinizer to scrutinize the voting through electronic means during the 40th AGM and remote e-voting process in a fair and transparent manner.

6. Immediately after the conclusion of voting at the 40th AGM, the scrutinizer shall first count the votes cast at the AGM and thereafter unblock the votes cast through remote e-voting in the presence of at least two witnesses, not in the employment of the Company. The scrutinizer shall prepare a Consolidated Scrutinizer's Report of the total votes cast in favor or against, if any, not later than forty-eight hours after the conclusion of the 40th AGM. This report shall be made to the Chairman or any other person authorized by the Chairman, who shall declare the result of the voting forthwith.

7. The voting results declared along with the scrutinizer's report shall be placed on the Company's website www.drreddys.com and the website of NSDL immediately after the declaration of the result by the Chairman or a person authorized by the Chairman. The results shall also be immediately forwarded to the BSE Limited, National Stock Exchange of India Limited, the New York Stock Exchange Inc. and NSE IFSC Limited.

8. It is strongly recommended not to share your password with any other person and take utmost care to keep your password confidential. Login to the e-voting website will be disabled upon five unsuccessful attempts to key in the correct password. In such an event, you will need to go through the "Forgot User Details/Password?" or "Physical User Reset Password?" option available on www.evoting.nsdl.com to reset the password.

9. In case of any queries, you may refer the Frequently Asked Questions (FAQs) for Shareholders and e-voting user manual for Shareholders available at the download section of www.evoting.nsdl.com or call on Toll Free No.: +91-22-48867000 and +91-22-24997000 or send a request at evoting@nsdl.co.in

PROCESS FOR THOSE SHAREHOLDERS WHOSE EMAIL IDS ARE NOT REGISTERED WITH THE DEPOSITORIES FOR PROCURING USER ID AND PASSWORD AND REGISTRATION OF EMAIL IDS FOR E-VOTING ON THE RESOLUTIONS SET OUT IN THIS NOTICE

1. In case shares are held in physical mode members are requested to provide Folio No., name of shareholder, scanned copy of the share certificate (front and back), PAN (self-attested scanned copy of PAN card), AADHAR (self-attested scanned copy of Aadhar Card) by email to the Company at shares@drreddys.com or to the RTA at bsshyd@bigshareonline.com.

2. In case shares are held in demat mode, members are requested to provide DP ID and Client ID (16 digit DP ID + Client ID or 16 digit beneficiary ID), name, client master or copy of consolidated account statement, PAN (self-attested scanned copy of PAN card), AADHAR (self-attested scanned copy of Aadhar Card) by email to the Company at shares@drreddys.com or to the RTA at bsshyd@bigshareonline.com. If you are an individual shareholders holding securities in demat mode, you are requested to refer to the login method explained at Step 1 (A) i.e. Login method for e-voting and joining virtual meeting for Individual shareholders holding securities in demat mode.

3. Alternatively, shareholder/ members may send a request to evoting@nsdl.co.in for procuring user ID and password for e-voting by providing above mentioned documents.

4. In terms of SEBI circular dated December 9, 2020, on e-voting facility provided by listed companies, individual shareholders holding securities in demat mode are allowed to vote through their demat account maintained with Depositories and Depository Participants. Shareholders are required to update their mobile number and email ID correctly in their demat account in order to access e-voting facility.

INSTRUCTIONS FOR MEMBERS FOR E-VOTING ON THE DAY OF THE 40TH AGM

1. The procedure for e-voting on the day of the 40th AGM is same as the instructions mentioned above for remote e-voting.

2. Only those Members/ shareholders, who will be present at the 40th AGM through VC/ OAVM facility and have not casted their vote on the Resolutions through remote e-voting and are otherwise not barred from doing so, shall be eligible to vote through e-voting system at the 40th AGM.

3. Members who have voted through Remote e-voting will be eligible to attend the 40th AGM. However, they will not be eligible to vote at the 40th AGM.

4. The details of the person who may be contacted for any grievances connected with the facility for e-voting on the day of the 40th AGM shall be the same person mentioned for Remote e-voting.

INSTRUCTIONS FOR MEMBERS ATTENDING THE 40TH AGM THROUGH VC/ OAVM

1. Member will be provided with a facility to attend the 40th AGM through VC/ OAVM through the NSDL e-voting system. Members may access by following the steps mentioned above for **Access to NSDL e-voting system**. After successful login, you can see link of "VC/ OAVM" placed under **"Join meeting"** menu against company name. Members are requested to click on VC/ OAVM link placed under Join Meeting menu. The link for VC/ OAVM will be available in Shareholder/ Member login where the EVEN of the Company will be displayed. Members who do not have the User ID and Password for e-voting or have forgotten the User ID and Password may retrieve the same by following the remote e-voting instructions mentioned in the Notice to avoid last minute rush.

2. Members are encouraged to join the Meeting through Laptops for better experience.

3. Further, Members will be required to allow Camera and use Internet with a good speed to avoid any disturbance during the meeting.

4. Participants connecting from mobile devices or tablets or through laptop connecting via mobile hotspot may experience audio/ video loss due to fluctuation in their respective network. It is therefore recommended to use stable Wi-Fi or LAN connection to mitigate any kind of aforesaid glitches.

5. Members who would like to express their views/ have questions with regard to the financial statements or any other matter to be placed at the 40th AGM may send their questions in advance mentioning their name, demat account number/ Folio number, email id & mobile number at shares@drreddys.com on or before July 25, 2024 (6:00 p.m. IST). The same will be replied by the Company suitably.

6. Those members who have registered themselves as a speaker in advance will only be allowed to express their views/ ask questions during the meeting.

7. The Company reserves the right to limit the number of speakers depending on the availability of time at the 40th AGM.

8. In case any assistance is needed, members may contact:

   a. Mr. Amit Vishal, Deputy Vice President, NSDL at amitv@nsdl.co.in or at telephone number: +91-22-24994360.

   b. Ms. Pallavi Mhatre, Senior Manager, NSDL at pallavid@nsdl.co.in or at telephone number: +91-22-24994545.

   c. NSDL at evoting@nsdl.co.in or at +91-22-48867000 and +91-22-24997000.

For **Dr. Reddy's Laboratories Limited**

Sd/-
K Randhir Singh
Company Secretary, Compliance Officer
and Head-CSR
Membership No. F6621

Place: Hyderabad
Date: May 07, 2024

Registered Office
8-2-337, Road No. 3, Banjara Hills,
Hyderabad, Telangana- 500034, India
CIN: L85195TG1984PLC004507
Tel-91-40-49002900, Fax-91-40-49002999
Email: shares@drreddys.com
Website: www.drreddys.com

40TH AGM Information at a Glance

Time and date of 40th AGM	11.00 a.m. (IST), Monday, July 29, 2024
Mode	Video conference and other audio-visual means
Helpline number for VC participation	+91-22-4886 7000 and +91-22-2499 7000
Webcast and transcripts	https://drreddys.com/investor#reports-and-filing#annual-general-meeting
Cut-off date for e-voting	Monday, July 22, 2024
E-voting start time and date	9:00 a.m. (IST), Thursday, July 25, 2024
E-voting end time and date	5:00 p.m. (IST), Sunday, July 28, 2024
E-voting website of NSDL	https://www.evoting.nsdl.com/
Name, address and contact details of e-voting service provider	**Contact details:** National Securities Depository Limited, 4th Floor, A Wing, Trade World, Kamala Mills Compound, Senapati Bapat Marg, Lower Parel, Mumbai 400013, India Contact number: +91-22-48867000 and +91-22-24997000 **Contact person:** Mr. Amit Vishal, Deputy Vice President amitv@nsdl.co.in; +91-22-24994360 Ms. Pallavi Mhatre, Senior Manager pallavid@nsdl.co.in; +91-22-24994545
Name, address and contact details of Registrar and Transfer Agent ("RTA")	**Contact details:** Bigshare Services Pvt. Ltd 306, Right Wing, 3rd Floor, Amrutha Ville, Opp. Yashoda Hospital, Somajiguda, Rajbhavan Road Hyderabad – 500082, India bsshyd@bigshareonline.com; +91-40-23374967 **Contact person:** Mr. Prabhakar S.D, Deputy General Manager prabhakar@bigshareonline.com Mr. Amarendranath.R, Manager amarendranath.r@bigshareonline.com
Name, address and contact details of the Company	Dr. Reddy's Laboratories Limited 8-2-337, Road No. 3, Banjara Hills, Hyderabad, Telangana- 500034, India Tel-91-40-49002900, Fax-91-40-49002999 Email: shares@drreddys.com; Website: www.drreddys.com
Final dividend record date	July 16, 2024
Dividend payment date	August 2, 2024
Information of tax on final dividend for the financial year ended March 31, 2024	https://www.drreddys.com/investor#investor-services#investor-handbook

Dr.Reddy's

Dr. Reddy's Laboratories Limited
CIN: L85195TG1984PLC004507
8-2 337, Road No.3, Banjara Hills,
Hyderabad 500 034, India

www.drreddys.com

Concept, Content & Design Wyatt (info@wyatt.co.in)